Form 20-F
period 2020-12-31
Medirom Healthcare Technologies Inc.
filed 2021-05-17
CIK 1819704

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Japan

(Jurisdiction of incorporation or organization)

2-3-1 Daiba,

Minato-ku

Tokyo 135-0091, Japan

(Address of principal executive offices)

Fumitoshi Fujiwara

Chief Financial Officer and Director

2-3-1 Daiba, Minato-ku,Tokyo 135-0091, Japan Telephone: +81-(0)3-6721-7364, Email: f.fujiwara@medirom.co.jp

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

American Depositary Shares, each representing one common share	MRM	The Nasdaq Stock Market LLC
Common Shares, no par value*		The Nasdaq Stock Market LLC

*   Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 4,822,500 Common Shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes ◻ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻ Accelerated filer ◻ Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ◻ Other ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ◻ No ☒

i

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this annual report, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this annual report under the headings “Risk Factors”, “Operating and Financial Review and Prospects” and “Business Overview”, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this annual report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this annual report include:

●	our ability to attract and retain customers;
●	our ability to successfully enter new markets and manage our business expansion;
●	our ability to develop or acquire new products and services, improve our existing products and services and increase the value of our products and services in a timely and cost-effective manner;
●	our ability to compete in the relaxation salon market;
●	our expectations regarding our customer growth rate and the usage of our services;
●	our ability to increase our revenues and our revenue growth rate;
●	our ability to timely and effectively scale and adapt our existing technology and network infrastructure;
●	our ability to successfully acquire and integrate companies and assets;
●	our ability to respond to national disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19;
●	our future business development, results of operations and financial condition; and
●	the regulatory environment in which we operate.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this annual report. The forward-looking statements contained in this annual report are not guarantees of future performance and our actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this annual report, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this annual report speaks only as of the date of this annual report. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this annual report, whether as a result of new information, future events or otherwise, after the date of this annual report.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

RISK FACTORS

We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should carefully consider the factors described below, together with all of the other information contained in this annual report, including the audited and unaudited financial statements and the related notes included in this annual report. These risk factors are not presented in the order of importance or probability of occurrence. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. Some statements in this annual report, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

As used this annual report, the terms “the Company”, “Medirom”, “we”, “our” or “us” may, depending upon the context, refer solely to the Company, to one or more of the Company’s consolidated subsidiaries or to all of them taken as a whole.

Our functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or“¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥103.190 = US$1.00, which was the foreign exchange rate on December 31, 2020 as reported by the Board of Governors of the Federal Reserve System (which we refer to as the “U.S. Federal Reserve”) in weekly release on January 4, 2021. Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

Summary Risk Factors

●	We may not achieve our development goals, which could adversely affect our operations and financial results;
●	We are implementing new growth strategy, priorities and initiatives and any inability to execute and evolve our strategy over time could adversely impact our financial condition and results of operations;

●	We are actively expanding mainly in Japan and overseas markets, and we may be adversely affected if Japanese and global economic conditions and financial markets deteriorate;
●	We have generated only limited revenue from our Digital Preventative Healthcare Segment, and we may never achieve or sustain profitability;
●	Our system-wide relaxation salon base is geographically concentrated in the Tokyo metropolitan area of Japan, and we could be negatively affected by conditions specific to that region;
●	Our success depends substantially on the value of our brands;
●	The failure to enforce and maintain our trademarks and protect our other intellectual property could materially adversely affect our business, including our ability to establish and maintain brand awareness;
●	We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders’ ownership interests;
●	If we fail to obtain necessary funds for our operations, we will be unable to maintain and improve our services, other businesses, and technology, and we will be unable to develop and commercialize our services, other businesses, and technologies;
●	Our level of indebtedness could materially and adversely affect our business, financial condition and results of operations;
●	Our outstanding debt agreements may limit our flexibility in operating and expanding our business;
●	We depend on key members of our management and advisory team and will need to add and retain additional leading experts;
●	We may suffer losses from liability or other claims if our services cause harm to customers;
●	Our prepaid cards are heavily regulated under Japanese law and violations of the relevant law could subject us to sanctions;
●	If we or our franchisees face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected;
●	We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks such as COVID-19, political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures;
●	As we expand our businesses internationally, we will become subject to foreign laws and regulations and we could be adversely affected by violations of these laws as well as the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws;
●	There is a risk that we will be a passive foreign investment company (which we refer to as "PFIC") for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder;
●	The financial performance of our franchisees can negatively impact our business;
●	We have limited control with respect to the operations of our franchisees, which could have a negative impact on our business;
●	We rely on franchise agreements that could be breached and may be difficult to enforce, which could result in franchisees improperly managing relaxation salons;
●	We rely in part on the financial health of our franchisees. If we do not screen and monitor them appropriately, it could adversely affect our operations and financial results if they experience financial hardship;
●	Franchisee turnover could affect our ability to recruit new franchisees;
●	Premature termination of franchise agreements can cause losses;

●	The interests of our franchisees may conflict with ours in the future and we could face liability from our franchisees or related to our relationship with our franchisees;
●	We are subject to various Japanese laws that may affect our relationship with our franchisees;
●	We are vulnerable to changes in consumer preferences and economic conditions that could harm our business, financial condition, results of operations and cash flow;
●	We may not be able to compete successfully with other relaxation salon businesses, which could materially and adversely affect our results of operations;
●	We face significant competition and continuous technological change;
●	Negative publicity could reduce sales at some or all of our relaxation salons;
●	We are potentially subject to government regulations, and we may experience delays in obtaining required regulatory approvals, if required, to market our proposed businesses;
●	We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common shares and ADSs may be less attractive to investors;
●	As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers;
●	Our Chief Executive Officer owns a “golden share” with key veto rights, thereby limiting a shareholder’s ability to influence our business and affairs;
●	The requirements of being a U.S. public company may strain our resources and divert management’s attention;
●	If we fail to maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud;
●	We cannot assure you that the ADSs will remain liquid or that it will remain listed on NASDAQ;
●	The price of the ADSs may fluctuate substantially;
●	We do not currently intend to pay dividends on our common shares for the foreseeable future;
●	The future issuance of additional common shares in connection with our stock option plan, convertible bonds, acquisitions or otherwise may adversely affect the market of the ADSs;
●	The right of holders of ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings and holders of ADSs may not receive cash dividends if it is impractical to make them available to them;
●	Holders of ADSs may be subject to limitations on transfer of their ADSs;
●	We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying common shares;
●	Holders of ADSs may not receive distributions on our common shares or any value for them if it is illegal or impractical to make them available to such holders;
●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action;
●	We are incorporated in Japan, and it may be more difficult to enforce judgments against us that are obtained in courts outside of Japan;

●	Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results;
●	Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions;
●	Holders of ADSs have fewer rights than shareholders under Japanese law, and their voting rights are limited by the terms of the deposit agreement;
●	Direct acquisition of our common shares, in lieu of ADSs, is subject to a prior filing requirement under recent amendments to the Japanese Foreign Exchange and Foreign Trade Act and related regulations;
●	Dividend payments and the amount you may realize upon a sale of ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen;
●	Third party claims with respect to intellectual property assets, if decided against us, may result in competing uses or require adoption of new, non-infringing intellectual property, which may in turn adversely affect sales and revenues;
●	Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business;
●	Cybersecurity breaches and other disruptions could compromise our information, result in the unauthorized disclosure of confidential guest, employee, Company and/or business partners’ information, damage our reputation, and expose us to liability, which could negatively impact our business;
●	Changes in regulatory requirements, or in application of current regulatory requirements, may have an adverse effect on our business and results of operations;
●	Matters relating to employment and labor law may adversely affect our business;
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and trading volume could decline; and
●	Sales of a substantial number of our common shares or ADSs in the public markets by our existing shareholders in the future could cause the price of the ADSs to fall.

Risks Related to Our Company and Our Business

We may not achieve our development goals, which could adversely affect our operations and financial results.

Our number of salons has increased from 283 (of which 107 are directly-operated) as of December 31, 2019 to 290 (of which 150 are directly-operated) as of December 31, 2020. We intend to continue our growth either through developing additional directly-operated salons or through new salon development by acquisition, both in existing markets and in new markets, particularly in Japan. Such rapid development involves substantial risks, including the risk of:

•	the inability to identify suitable franchisees;
•	limited availability of financing for our Company and for franchisees at acceptable rates and terms;
•	development costs exceeding budgeted or contracted amounts;
•	delays in completion of construction;
•	the inability to identify, or the unavailability of, suitable sites at acceptable cost and other leasing or purchase terms;
•	developed properties not achieving desired revenue or cash flow levels once opened;
•	the negative impact of a new salon upon sales at nearby existing salons;

•	the challenge of developing in areas where competitors are more established or have greater penetration or access to suitable development sites;
•	incurring substantial unrecoverable costs in the event a development project is abandoned prior to completion;
•	impairment charges resulting from underperforming salons or decisions to curtail or cease investment in certain locations or markets;
•

in new geographic markets where we have limited or no existing locations, the inability to successfully expand or acquire critical market presence for our brands, acquire name recognition, successfully market our products or attract new customers;

•	operating cost levels that reduce the demand for, or raise the cost of, developing new salons;
•	the challenge of identifying, recruiting and training qualified salon management;
•	the inability to obtain all required permits;
•	changes in laws, regulations and interpretations; and
•	general economic and business conditions.

Although we manage our growth and development activities to help reduce such risks, we cannot provide assurance that our present or future growth and development activities will perform in accordance with our expectations. Our inability to expand in accordance with our plans or to manage the risks associated with our growth could have a material adverse effect on our results of operations and financial condition.

We are implementing new growth strategy, priorities and initiatives and any inability to execute and evolve our strategy over time could adversely impact our financial condition and results of operations.

We seek to accelerate the growth of our acquisition model while at the same time improve the performance of directly-operated salons. Our success also depends, in part, on our ability to grow our franchise model, including attracting and retaining qualified franchisees. Our ability to open new relaxation salons is dependent upon a number of factors, many of which are beyond our control, including our and our franchisees’ ability to:

●	identify available and suitable relaxation salon sites;
●	successfully compete for relaxation salon sites;
●	reach acceptable agreements regarding the lease or purchase of locations;
●	obtain or have available the financing required to acquire and operate a relaxation salon, including construction and opening costs, which includes access to build-to-suit leases at favorable interest and capitalization rates;
●	respond to unforeseen engineering or environmental problems with leased premises;
●	avoid the impact of inclement weather, natural disasters and other calamities;
●	hire, train and retain the skilled management and other employees necessary to meet staffing needs;
●	obtain, in a timely manner and for an acceptable cost, required licenses, permits and regulatory approvals and respond effectively to any changes in law and regulations that adversely affect our and our franchisees’ costs or ability to open new relaxation salons; and
●	control construction cost increases for new relaxation salons.

The growth of our acquisition model will take time to execute and may create additional costs, expose us to additional legal and compliance risks, cause disruption to our current business and impact our short-term operating results. Further, in order to enhance services to its franchisees, we may need to invest in certain new capabilities and/or services.

Our success also depends, in part, on our ability to improve sales, as well as both cost of service and product and operating margins at our directly-operated salons. Same-store sales are affected by average ticket and same-store guest visits. A variety of factors affect same-store guest visits, including the guest experience, salon locations, staffing and retention of therapists and salon leaders, price competition, current economic conditions, marketing programs and weather conditions. These factors may cause our same-store sales to differ materially from prior periods and from our expectations.

As part of our longer-term growth strategy, we plan to enter new geographical markets, including the United States and potentially others, where we have little or no prior operating or franchising experience. The challenges of entering new markets include: difficulties in hiring experienced personnel; unfamiliarity with local real estate markets and demographics; consumer unfamiliarity with our brand; and different competitive and economic conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than in our existing markets. Consumer recognition of our brand has been important in the success of both directly-operated and franchised relaxation salons in our existing markets. Relaxation salons that we open in new markets may take longer to reach expected sales and profit levels and may have higher construction, occupancy and operating costs than existing relaxation salons, thereby negatively affecting our operating results. Any failure on our part to recognize or respond to these challenges may adversely affect the success of any new relaxation salons. Expanding our franchise system could require the implementation, expense and management of enhanced business support systems, management information systems and financial controls as well as additional staffing, franchise support and capital expenditures and working capital.

We are actively expanding in Japan and overseas markets, and we may be adversely affected if Japanese and global economic conditions and financial markets deteriorate.

We seek to proactively expand our business overseas in the future including into new regions for us, particularly the United States and Southeast Asia. We also intend to explore growth opportunities in other markets where we assess primarily on low cost of entry, friendly franchising or partnership relationships and believe there is an economic staying power of our relaxation salon brand locally. We remain opportunistic on strategic mergers and acquisitions, joint ventures, and partnerships in these international markets. As a result, our financial condition and results of operations may be materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by the changes of various factors. These factors include fiscal and monetary policies, and laws, regulations and policies on financial markets. In the event of an economic downturn in Japan or the United States, consumer spending habits could be adversely affected, and we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability and cash flows. In addition, we could be impacted by labor shortages in Japan or other markets. The deterioration of Japanese and global economic conditions, or financial market turmoil, could result in a worsening of our liquidity and capital conditions, an increase in our credit costs, and, as a result, adversely affect our business, financial condition and results of operations.

We have generated only limited revenue from our Digital Preventative Healthcare Segment, and we may never achieve or sustain profitability.

Substantially all of our revenue is generated in Japan from the Relaxation Salon Segment. We have not yet generated material revenue from our Digital Preventative Healthcare Segment. We believe that the early stage businesses, such as applications Lav® supporting the Specific Health Guidance Program and our MOTHER Tracker®, have a good potential to grow. However, we cannot guarantee that these businesses or any other businesses we develop will gain market acceptance. The degree of market acceptance of our businesses will depend on a number of factors, including the competitive landscape and the adequacy and success of distribution, sales and marketing efforts. Customers, third party payors or advertisers in general may be unwilling to accept, utilize or recommend any of our businesses. As a result, we are unable to predict the extent of future losses or the time required to achieve profitability in that business unit, if at all.

Our system-wide relaxation salon base is geographically concentrated in the Tokyo metropolitan area of Japan, and we could be negatively affected by conditions specific to that region.

Approximately 63% of our directly-operated and franchised relaxation salons are located in the Tokyo metropolitan area of Japan as of December 31, 2020. Adverse changes in demographic, unemployment, economic, regulatory or weather conditions or natural disasters affecting the Kanto region of Japan have had, and may continue to have, material adverse effects on our business. As a result of our concentration in this market, we have been, and in the future may be, disproportionately affected by these adverse conditions compared to other chain relaxation salons with a greater national footprint.

In addition, our competitors could open additional relaxation salons in Kanto region of Japan, which could result in reduced market share for us and may adversely impact our profitability.

Our success depends substantially on the value of our brands.

Our success is dependent, in large part, upon our ability to maintain and enhance the value of our brands, our customers’ connection to our brands, and a positive relationship with our franchisees. Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity, including via social media, or result in litigation. Some of these incidents may relate to the way we manage our relationship with our franchisees, our growth strategies, our development efforts, or the ordinary course of our, or our franchisees’, business. Other incidents may arise from events that are or may be beyond our ability to control and may damage our brands, such as actions taken (or not taken) by one or more franchisees or their employees relating to health, safety, welfare, or otherwise; litigation and claims; security breaches or other fraudulent activities associated with our payment systems; and illegal activity targeted at us or others. Consumer demand for our products and services and our brands’ value could diminish significantly if any such incidents or other matters erode consumer confidence in us or our products or services, which would likely result in lower sales and, ultimately, lower royalty income, which in turn could materially and adversely affect our business and operating results.

The failure to enforce and maintain our trademarks and protect our other intellectual property could materially adversely affect our business, including our ability to establish and maintain brand awareness.

We regard our trademarks, trade secrets, know-how, and similar intellectual property as critical to our success. We have registered 29 trademarks as of December 31, 2020, and other names and logos used by our Company as trademarks with the Japan Patent Office. Such trademarks are not currently registered in any other jurisdiction. Our principal intellectual property rights include copyrights in our website and mobile applications content for Lav®, rights to our domain name https://medirom.co.jp, and trade secrets and know-how with respect to our training, servicing, sales and marketing and other aspects of our business, and our digital innovations such as the Lav® application. The success of our business strategy depends on our continued ability to use our existing intellectual property in order to increase brand awareness and develop our branded services. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded services to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in Japan or outside Japan in relevant foreign countries will be adequate. In addition, in light of our intention to expand internationally, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of Japan. If any of our trademarks, trade secrets or other intellectual property are infringed, our business, financial condition and results of operations could be materially adversely affected.

We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders' ownership interests.

Our future capital requirements will depend on many factors, including the speed and geographic area of relaxation salon and other business growth, progress and results of our businesses, the number and development requirements of other business that we pursue, and the costs of commercialization activities, including marketing and sales. Because of the numerous risks and uncertainties associated with the development and commercialization of our businesses, we are unable to reasonably estimate the amounts of increased capital outlays and operating expenditures that our business will require. It is likely that we will need to raise additional funds through public or private debt or equity financings to meet various objectives including, but not limited to:

●	pursuing growth opportunities, including internationally;
●	acquiring complementary businesses;
●	making capital improvements to our infrastructure;
●	hiring qualified management and key employees;
●	responding to competitive pressures;
●	complying with regulatory requirements; and
●	maintaining compliance with applicable laws.

Any additional capital raised through the sale of equity or equity-linked securities may dilute our current shareholders' ownership in us and could also result in a decrease in the market price of the American Depositary Shares (which we refer to as "ADSs"). The terms of those securities issued by us in future capital transactions may be more favorable to new investors and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of the ADSs.

Furthermore, any debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain required additional capital, we may have to curtail our growth plans or cut back on existing business, and we may not be able to continue operating if we do not generate sufficient revenues from operations needed to stay in business.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition. Thus, holders of the ADSs bear the risk that our future offerings may reduce the market price of the ADSs and dilute their shareholdings in us.

If we fail to obtain necessary funds for our operations, we will be unable to maintain and improve our services, other businesses, and technology, and we will be unable to develop and commercialize our services, other businesses, and technologies.

Our present and future capital requirements depend on many factors, including:

●	future revenues and profits generated from the expected launch of new services;
●	the level of research and development investment required to develop our services, and maintain and improve our technology positions;
●	our ability and willingness to enter into new agreements with strategic partners and the terms of these agreements;
●	the costs of recruiting and retaining qualified personnel;
●	the time and costs involved in obtaining regulatory approvals should such be required; and
●	the costs of filing, prosecuting, defending, and enforcing trademark, patent claims and other intellectual property rights.

If we are unable to obtain the funds necessary for our operations, we will be unable to develop and commercialize our services and technologies, which would materially and adversely affect our business, liquidity and results of operations.

Our level of indebtedness could materially and adversely affect our business, financial condition and results of operations.

The total debt outstanding under our credit facilities as of December 31, 2020 was JPY910,661 thousand (US$8,825 thousand) on a consolidated basis. Our indebtedness could have significant effects on our business, such as:

●	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;
●	requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;
●	making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our ability to plan for and react to changing conditions;
●	diluting the economic and voting rights of our existing shareholders or reduce the market price of the ADSs or both upon redemption of the convertible bonds; and
●	placing us at a competitive disadvantage compared with our competitors that have less debt.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our ability to generate revenues.

Our outstanding debt agreements may limit our flexibility in operating and expanding our business.

As of December 31, 2020, we had a total of 27 loans with six Japanese financial institutions for an aggregate principal amount of JPY910,661 thousand (US$8,825 thousand) on a consolidated basis. None of the loan agreements contain any material financial covenants, although certain of the government-sponsored loans set a limit on the total loan amount we may borrow from other government-sponsored lenders. However, 20 of the loan agreements have our Chief Executive Officer as a personal guarantor of such debt obligations of our Company. If we release our Chief Executive Officer from such a guarantor burden, the lenders may request us to provide them with alternative collateral and/or seek additional negative covenants on the existing loan agreements. This could limit our discretion to invest, utilize, and/or dispose of our assets for business.

Furthermore, the potential restrictive covenants to be contained in our existing and future loan agreements may restrict our access to future debt financing, on which our business operations and expansion plans, in part, depend. If our revenues decrease materially or we experience a significant increase in our interest expenses, we may not have enough available cash or be able to raise additional funds on satisfactory terms, if at all, through equity or debt financings to make any required prepayment or repay such indebtedness at the time any such event of default occurs. In such an event, we may be required to delay, limit, reduce or terminate our business development or expansion efforts. Our business, financial condition and results of operations could be materially adversely affected as a result.

We depend on key members of our management and advisory team and will need to add and retain additional leading experts.

We are highly dependent on our executive officers, including our Chief Executive Officer, Mr. Kouji Eguchi, our Chief Financial Officer, Mr. Fumitoshi Fujiwara, and other key management and technical personnel. We do not have employment agreements with either Mr. Kouji Eguchi or Mr. Fumitoshi Fujiwara.

Furthermore, our ability to manage our store expansion will require us to continue to train, motivate, and manage our associates. We will need to attract, motivate, and retain additional qualified executive, managerial, and merchandising personnel and store associates. Competition for this type of personnel is intense, and we may not be successful in attracting, assimilating, and retaining the personnel required to grow and operate our business profitably. We presently maintain a "key person" life insurance policy only for our Chief Executive Officer. There can be no assurance that we will be able to retain our existing personnel, including our Chief Executive Officer, Chief Financial Officer and other key management personnel, or attract additional qualified employees. The loss of key personnel or the inability to hire and retain additional qualified personnel in the future could have a material adverse effect on our business, financial condition and results of operation.

We may suffer losses from liability or other claims if our services cause harm to customers.

Although we screen our customers for major illnesses and injury, our services could potentially cause harm or injury to customers. Unexpected and undesirable side effects caused by our services for which we have not provided sufficient warnings, which may have been performed negligently, could result in the discontinuance of our relaxation services or prevent us from achieving or maintaining market acceptance of our services. Such side effects or injury incidents could also expose us to liability lawsuits. We currently maintain a comprehensive general liability policy; however, if any general liability lawsuits or claims are successfully brought against us, we could suffer from increased insurance premiums. Moreover, if damages exceed our policy limits, we may incur substantial financial losses. These claims could cause negative publicity regarding our Company, or brand, which could in turn harm our reputation and net revenue, which could have a material adverse effect on our business, financial condition, profitability, and cash flows.

Our prepaid cards are heavily regulated under Japanese law and violations of the relevant law could subject us to sanctions.

We began issuing prepaid cards called "Re.Ra.Ku® Cards" to relaxation salon customers on December 1, 2008. Re.Ra.Ku® Card users can continuously use and also replenish the card at our Company's relaxation salons. Prepaid cards are generally considered "prepaid payment methods" (which we refer to as "PPMs") under the Act on Settlement of Funds (Act No. 59 of 2009) (which we refer to as the "Settlement Act"). PPMs are regulated under the Settlement Act so long as there is a possibility the cards could be valid for a period of more than six months. The Re.Ra.Ku® Cards do not have expiration dates and therefore are regulated under the Settlement Act. Moreover, the Re.Ra.Ku® Cards can be used at salons operated by franchisees, and because the franchisees are considered third parties for the purposes of the Settlement Act, we fall under the category of a Public Use PPM Provider.

A Public Use PPM Provider must be registered with the relevant Local Financial Bureau and follow rather detailed deposit procedures to assure that there are adequate funds for the individuals who are effectively loaning their money to the Public Use PPM Provider. If we fail to comply with these procedures, there is some possibility that we will be assessed a monetary fine, and in certain circumstances, a member of our Company could face a criminal penalty of imprisonment. If such results were to occur, it could adversely impact our financial results as well as our brand image.

If we or our franchisees face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected.

Labor is a primary component in the cost of operating our directly-operated and franchised relaxation salons. As of December 31, 2020, we had 222 full-time employees, 171 of which were relaxation therapists who provide services to customers directly. If we or our franchisees face labor shortages or increased labor costs because of increased competition for employees, higher employee-turnover rates, or increases in the relevant minimum wage, change in employment status standards, or other employee benefits costs (including costs associated with health insurance coverage or workers' compensation insurance), our and our franchisees' operating expenses could increase, and our growth could be adversely affected.

If such events occur, we may be unable to increase our prices in order to pass future increased labor costs on to our customers, in which case our margins would be negatively affected. Also, reduced margins of franchisees could make it more difficult to sell franchises. If prices are increased by us and our franchisees to cover increased labor costs, the higher prices could adversely affect transactions which could lower sales and thereby reduce our margins and the royalties that we receive from franchisees.

In addition, our success depends in part upon our and our franchisees' ability to attract, motivate and retain a sufficient number of well-qualified relaxation salon operators, management personnel and other employees, including relaxation therapists. Qualified individuals needed to fill these positions can be in short supply in some geographic areas. In addition, relaxation salons have traditionally experienced relatively high employee turnover rates. Our and our franchisees' ability to recruit and retain such individuals may delay the planned openings of new relaxation salons or result in higher employee turnover in existing relaxation salons, which could increase our and our franchisees' labor costs and have a material adverse effect on our business, financial condition, results of operations or cash flows. If we or our franchisees are unable to recruit and retain sufficiently qualified individuals, our business and our growth could be adversely affected. Competition for these employees could require us or our franchisees to pay higher wages, which would also result in higher labor costs and adversely affect our results of operation.

We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks such as COVID-19, political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures.

Our headquarters, directly-operated and franchised relaxation salon locations and other businesses, as well as certain of our vendors and customers, are located in areas which have been and could be subject to natural disasters such as floods, typhoons, tsunamis, tornadoes, fires or earthquakes, as well as global pandemics such as COVID-19. Adverse weather conditions or other extreme changes in the weather, including resulting electrical and technological failures and even nuclear leaks, as a result of the concentration of our relaxation salons, may disrupt our and our franchisees' business and may adversely affect our and our franchisees' ability to sell services. Our business may be harmed if our or our franchisees' ability to sell services is impacted by any such events, any of which could influence customer trends and purchases and negatively impact our and our franchisees' revenues, properties or operations.

For example, our relaxation salon business was negatively impacted during the first half of 2020 due to the COVID-19 pandemic, as a result of Japanese government-requested halt in business in order to help combat and contain the outbreak. In April 2020, the Japanese government issued the Declaration of a State of Emergency (which we refer to as the "Declaration"), whereby the Japanese government requested the closing of non-essential activities and businesses across Japan as a preemptive safeguard against the COVID-19 pandemic. This adversely impacted businesses across the nation, particularly in the retail segment in which we operate. The Japanese government-requested halt in business lasted through May 2020. The percentage of Re.Ra.Ku® and other branded salon gross revenue compared to the respective periods in the prior year was 74% in June 2020 and 86% in July 2020, and improved to 93% in September 2020, 105% in October 2020, 101% in November 2020 and 96% in December 2020 based on the system-wide revenue data from our POS system, although there can be no guarantee such improvement will continue. We are focusing on the repeat rate improvement while we are under COVID-19 influence. The impact of this Japanese government-requested business halt materially adversely impacted our revenue for the period. During this time, we implemented mitigation measures to limit the impact on our operations and financial results, including reductions in executive and employee compensation and deferral of nonessential spend. See " Item 5. Operating and Financial Review and Prospects —Assessment of Impact of the COVID-19 to the Company's Business Operations, Liquidity, and Capital Resources."

On January 7, 2021, Japanese government issued the second Declaration of Emergency for COVID-19, which applied to Tokyo, Kanagawa, Saitama, and Chiba prefectures and was planned to be effective from January 8 to February 7, 2021. In the declaration, the government requested shopping malls and other large-sized commercial properties, where many of our salons are located, to close stores at 8 p.m. The declaration also requested businesses to introduce remote work from home, which also impacted sales of our salons located in business districts. On January 13, 2021, the government expanded the declaration to seven other prefectures (Osaka, Kyoto, Hyogo, Aichi, Gifu, Fukuoka, and Tochigi). On February 2, 2021, the government decided to extend the declaration till March 7 over ten prefectures excluding Tochigi. On February 28, 2021, the government released six prefectures excluding Tokyo, Kanagawa,

Saitama, and Chiba from the declaration. On March 5, 2021, the government decided to extend the declaration over the four prefectures till March 21. On March 21, 2021, the second Declaration of Emergency was fully lifted. Despite it having an adverse impact on our sales activities during the period, compared to the first Declaration of Emergency, in which most of shopping malls voluntarily closed the whole properties, there was much less impact. During the second declaration, 76 salons had shortened operations and 1-2 salons fully closed operations.

On April 23, 2021, the Japanese government issued the third Declaration of Emergency applicable to Tokyo, Osaka, Hyogo, Kyoto during the period from April 25 to May 11. The declaration requested department stores and other large-sized commercial properties to close operation. This affected the operation of our salons located in shopping malls and spa facilities.  As of May 10, 2021, 28 salons had shortened operation and 36 salons fully closed their operation. On May 6, 2021, the government announced it will extend the declaration till May 31 and add Fukuoka and Aichi prefectures to the scope of the declaration.

Although the declarations have been adversely affecting our business, we are managing our operations by relocating therapists from closed or shortened salons to those lacking enough therapists, or issuing furlough to those who cannot be relocated to other open salons and applying for governmental subsidies.

While the COVID-19 pandemic may have led to structural changes in demand in the United States, including a shift in preferences toward digital commerce over traditional retail brick and mortar, we consider the effects to be more muted in Japan. Our Relaxation Salon Segment continues to offer a nearly non-discretionary service, as physical health, joint alignment, therapeutic bodywork impact health wellness of our customers and require physical contact—continuing to buoy our core salon business. However, in order to further strengthen our cash position and provide financial flexibility in light of the current uncertainty arising from the COVID-19 pandemic, we entered into additional loan agreements with Japan Finance Corporation and Higashi-Nippon Bank, Limited to borrow ¥230,000 thousand collectively as of June 30, 2020. Furthermore, we entered into additional loan agreements with Higashi-Nippon Bank, Limited to borrow ¥170,000 thousand as of July 28, 2020, and entered into loan agreements with The Shoko Chukin Bank, Ltd. to borrow ¥100,000 thousand as of December 31, 2020. We also applied for the subsidy program for employment adjustment by the Japanese government with COVID-19 special treatment, which incentivizes companies to retain their employees. During 2020, we received ¥111,581 thousand from the subsidy program. We believe that the overall impact to our business from the COVID-19 pandemic has been limited in time; however, there can be no guarantee that further closures may not be required in the future if there is an increase in cases of COVID-19 in Japan and other regions where we operate. We believe we and our franchisees have undertaken appropriate protocols, in line with guidance from the Japanese government to protect our employees and our clients.

In addition, if we experience the effects of other events, such as natural or other disasters, we could suffer physical damage to one or more of our or our franchisees' properties, the temporary closure of some or all of our directly-operated relaxation salons and franchised relaxation salons, the temporary lack of an adequate work force in a market, temporary or long-term disruption in the transport of goods, delay in the delivery of goods and supplies to our directly-operated and franchised relaxation salons, disruption of our technology support or information systems, or fuel or electricity shortages or dramatic increases in fuel or electricity prices, all of which would increase the cost of doing business. These events also could have indirect consequences such as increases in the costs of insurance or taxes if they result in significant loss of property or other insurable damage. Any of these factors, or any combination thereof, could adversely affect our operations and our financial results.

As we expand our businesses internationally, we will become subject to foreign laws and regulations and we could be adversely affected by violations of these laws as well as the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws.

As we expand our business in Japan and other parts of the world, including in the United States in the future, we become subject to risks customarily associated with such global operations, including the complexity of laws, regulations, and markets in the countries in which we operate; the uncertainty of enforcement of remedies in certain jurisdictions; the effect of currency exchange rate fluctuations; export control laws; the impact of foreign labor laws and disputes; the ability to attract and retain key personnel; the economic, tax, and regulatory policies of local governments; compliance with applicable anti-money laundering, anti-bribery, and anti-corruption laws, including the Foreign Corrupt

Practices Act and other anti-corruption laws that generally prohibit persons and companies and their agents from offering, promising, authorizing, or making improper payments to foreign government officials for the purpose of obtaining or retaining business; and compliance with applicable sanctions regimes regarding dealings with certain persons or countries. Certain of these laws also contain provisions that require accurate recordkeeping and further require companies to devise and maintain an adequate system of internal accounting controls. We cannot assure you that we will be successful in preventing our franchisees or other agents from taking actions in violation of these foreign laws or regulations. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

There is a risk that we will be a passive foreign investment company (which we refer to as "PFIC") for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder.

A non-U.S. corporation, such as our Company, is classified as a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation's gross income is passive income. "Passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, the cash we raise in this offering will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our PFIC status will depend, in part, on the amount of cash that we raise in this offering and how quickly we utilize the cash in our business. Furthermore, because we may value our goodwill based on the market price of the ADSs in this offering, a decrease in the market price of our ADSs may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year

If we are a PFIC for any taxable year during which a U.S. holder (as defined below) owns common shares or ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See " Item 10.E. Taxation—Certain U.S. Federal Income Tax Considerations for U.S. Holders" for further information. We have not determined, if we were to be classified as a PFIC for a taxable year, whether we will provide information necessary for a U.S. holder to make a "qualified electing fund" election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. Accordingly, U.S. holders should assume that they will not be able to make a qualified electing fund election with respect to the common shares or ADSs. The PFIC rules are complex, and each U.S. holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of our common shares or ADSs.

Risks Related to Our Relationships with Franchisees

The financial performance of our franchisees can negatively impact our business.

Approximately 48% of our relaxation salons were franchised locations as of December 31, 2020. We derive revenues associated with our franchised locations from royalty fees and other fees to franchised locations. Our financial results are therefore dependent in part upon the operational and financial success of our franchisees. We have established operational standards and guidelines for our franchisees; however, we have limited control over how our franchisees' businesses are run. While we are responsible for ensuring the success of our entire system of relaxation salons and for taking a longer-term view with respect to system improvements, our franchisees have individual business strategies and objectives, which might conflict with our interests. Our franchisees may not be able to secure adequate financing to continue operating their relaxation salons. If they incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, our franchisees could experience financial distress or even bankruptcy. If a significant number of franchisees become financially distressed, it could harm our operating results through reduced royalty revenues, and the impact on our profitability could be greater than the percentage decrease in the royalty revenues. Closure of franchised relaxation salons would reduce our royalty revenues and could negatively impact margins, because we may not be able to reduce fixed costs which we continue to incur.

We have limited control with respect to the operations of our franchisees, which could have a negative impact on our business.

Franchisees are independent business operators and are not our employees. Though we have established operational standards and guidelines, they own, operate and oversee the daily operations of their salon locations. We provide training and support to franchisees and set and monitor operational standards, but the quality of franchised relaxation salons may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate relaxation salons in a manner consistent with our standards and requirements or may not hire and train qualified managers and other relaxation salon personnel, including relaxation therapists. If franchisees do not operate to our expectations, our image and reputation, and the image and reputation of other franchisees, may suffer materially, and franchise-wide sales could decline significantly, which would reduce our royalty revenues, and the impact on profitability could be greater than the percentage decrease in royalties and fees.

In addition, our franchisees are subject to the same general economic risks as our Company, and their results are influenced by competition for both guests and therapists, market trends, price competition and disruptions in their markets due to severe weather and other external events. Like us, they rely on external vendors for some critical functions and to protect their company data. They may also be limited in their ability to open new locations by an inability to secure adequate financing, especially since many of them are small businesses with much more limited access to financing than our Company, or by the limited supply of favorable real estate for new salon locations. They may experience financial distress as a result of over-leveraging, which could negatively affect our operating results as a result of delayed payments to us.

We rely on franchise agreements that could be breached and may be difficult to enforce, which could result in franchisees improperly managing relaxation salons.

Although we believe that we take reasonable steps to protect the quality of services provided at our franchised locations, including the use of franchise agreements with detailed and rigorous obligations on the part of franchisees, the agreements can be difficult and costly to enforce. Although we seek to require strict adherence to properly structured franchise agreements, disputes may arise related to revenue, financing, or intellectual property rights associated with our franchise. If a dispute arises, a court may determine that a third party's rights were infringed. In addition, enforcement of our rights can be costly and unpredictable. We also rely on trade secrets and proprietary know-how that we seek to protect in part by confidentiality agreements with our franchisees, employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risks that:

-	these agreements may be breached;
-	these agreements may not provide adequate remedies for the applicable type of breach;
-	our trade secrets or proprietary know-how will otherwise become known; and
-	our competitors will independently develop similar technology or proprietary information.

We rely in part on the financial health of our franchisees. If we do not screen and monitor them appropriately, it could adversely affect our operations and financial results if they experience financial hardship.

We rely in part on our franchisees and the manner in which they operate their locations to develop and promote our business. It is possible that some franchisees could file for bankruptcy or become delinquent in their payments to us, which could have a significant adverse impact on our business due to loss or delay in payments of royalties and other fees. Bankruptcies by our franchisees could negatively impact our market share and operating results as we may have fewer well-performing relaxation salons, and adversely impact our ability to attract new franchisees.

Although we have developed criteria to evaluate and screen prospective franchisees, we cannot be certain that the franchisees we select will have the business acumen or financial resources necessary to open and sustainably operate successful franchises in their franchise areas, and Japanese contract laws may limit our ability to terminate or modify these franchise arrangements. Moreover, franchisees may not hire qualified managers or may not successfully operate relaxation salons in a manner consistent with our standards and requirements. The failure of developers and franchisees to open and operate franchises successfully could have a material adverse effect on us, our reputation, our brand and our ability to attract prospective franchisees and could materially adversely affect our business, financial condition, results of operations and cash flows.

Franchisees may not have access to the financial or management resources that they need to open the relaxation salons contemplated by their agreements with us. Franchisees may not be able to negotiate acceptable lease or purchase terms for relaxation salon sites, obtain the necessary permits and government approvals or meet construction schedules. Any of these problems could slow our growth and reduce our franchise revenues. Additionally, our franchisees typically depend on financing from banks and other financial institutions, which may not always be available to them, in order to construct and open new relaxation salons. For these reasons, franchisees may not be able to meet the new relaxation salon opening dates required under franchise agreements.

Franchisee turnover could affect our ability to recruit new franchisees.

Although we make great efforts with the aid of our franchise support team to help franchisees who run into difficulties, we may suffer from franchisee retention. Low franchisee retention could harm our image and deter prospective franchisees. If franchisee turnover increases and we begin to struggle to recruit new franchisees to take over relinquished salon locations or establish new ones, such an occurrence could harm our financial results.

Premature termination of franchise agreements can cause losses.

Our franchise agreements may be subject to premature termination in certain circumstances, such as failure of a franchisee to cure a monetary default or abandonment of the franchise. If terminations occur for this or other reasons, we may need to enforce our right to damages for breach of contract and related claims, which may cause us to incur significant legal fees and expenses and/or to take back and operate such salons as directly-operated. Any damages we ultimately collect could be less than the projected future value of the fees and other amounts we would have otherwise collected under the franchise agreement. In addition, with many of our brands, we remain liable under the lease and, therefore, will be obligated to pay rent or enter into a settlement with the landlord, and we may not be made whole by the franchisee. A significant loss of franchise agreements due to premature terminations could hurt our financial performance or our ability to grow our business.

The interests of our franchisees may conflict with ours in the future and we could face liability from our franchisees or related to our relationship with our franchisees.

Franchisees, as independent business operators, may from time to time disagree with us and our strategies regarding the business or our interpretation of our respective rights and obligations under the respective franchise agreements and the terms and conditions of the franchisee/franchisor relationship. This may lead to disputes with our franchisees, and we expect such disputes to occur from time to time in the future as we continue to offer franchises. Such disputes may result in legal action against us. To the extent we have such disputes, the attention, time and financial resources of our management and our franchisees will be diverted from our relaxation salons and other businesses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows even if we have a successful outcome in the dispute.

We are subject to various Japanese laws that may affect our relationship with our franchisees.

Various Japanese laws govern our relationship with our franchisees and our potential sale of a franchise. A franchisee and/or a government agency may bring legal action against us based on the franchisee/franchisor relationships that could result in the award of damages to franchisees and/or the imposition of fines or other penalties against us.

The Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947, as amended) (which we refer to as the "Antimonopoly Act") prohibits any activities that inappropriately induce or mislead customers to enter into a business relationship by demonstrating seemingly preferable trade terms and conditions that could create a false impression over other competitor franchisors. The Japan Fair Trade Commission (which we refer to as the "JFTC"), which enforces the Antimonopoly Act and other Japanese antitrust laws, set forth "Guidelines Concerning the Franchise System Under the Antimonopoly Act" which suggest that a franchisor adequately disclose and explain material trade terms to a potential franchisee (willing to join the franchise relationship) to prevent any material terms and conditions inappropriately inducing or misleading such potential franchisee. In addition, when a franchisor markets its franchise, in the event a franchisor provides a prospective franchisee with an estimate of the revenue or profit that might possibly be earned upon becoming a franchisee, such estimated revenue or profit must be based on a reasonable method of calculation and established facts, such as the results of an existing franchise operating in a similar environment. The franchisor is required to present to the prospective franchisee such methods and facts. If the JFTC finds that any of our activities violate the Antimonopoly Act, including any "deceptive customer inducement", then the JFTC may order us to cease and desist from engaging in such unlawful activities, delete any relevant unlawful clauses from the franchise contract, or carry out any other measures necessary to eliminate such unlawful activities.

In the event the JFTC suspects any violation of the Antimonopoly Act or alleges our Company has misled or wrongly induced based on any particular trade terms, our Company could be exposed to risks including governmental action against our Company.

Risks Related to Our Industry

We are vulnerable to changes in consumer preferences and economic conditions that could harm our business, financial condition, results of operations and cash flow.

Relaxation salon businesses depend on discretionary consumer spending and are often affected by changes in consumer tastes, national, regional and local economic conditions, and demographic trends. Factors such as traffic patterns, weather, local demographics, and the type, number and locations of competing salons may adversely affect the performance of individual locations. In addition, economic downturns, rapid inflation, tight labor market conditions and the resulting increase of general wage levels and increases in salon lease expenses could harm the relaxation industry in general and our relaxation salon locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing that could harm our business, financial condition, results of operations and cash flow. There can be no assurance that consumers will continue to regard our brand of relaxation salons favorably or that we will be able to develop new services that appeal to consumer preferences. Our business, financial condition and results of operations depend in part on our ability to anticipate, identify and respond to changing consumer preferences and economic conditions. If we are unable to adapt to changes in consumer preferences and trends, we may lose customers and our revenues may decline.

We may not be able to compete successfully with other relaxation salon businesses, which could materially and adversely affect our results of operations.

We may not be able to compete successfully with other relaxation salon businesses. Intense competition in the relaxation industry could make it more difficult to expand our business and could also have a negative impact on our operating results if customers favor our competitors, or if we are forced to change our pricing and other marketing strategies.

The relaxation industry, particularly in Japan, is intensely competitive. In addition, the Tokyo metropolitan area (consisting of Tokyo, Kanagawa, Saitama, and Chiba) of Japan, the primary market in which we compete, contains what we believe to be the most competitive relaxation services market in Japan. We expect competition in this market to continue to be intense because relaxation salons are comparatively inexpensive to start and operate, and new competitors are regularly entering the market. Competition in our industry is primarily based on price, convenience, quality of service, brand recognition, and location of the relaxation salons. If our directly-operated and franchised relaxation salons cannot compete successfully with other relaxation salon companies in new and existing markets, we could lose customers and our revenues could decline. Our directly-operated and franchised relaxation salons compete with national and regional relaxation salon chains for customers, relaxation salon locations and qualified management and other staff, including licensed relaxation therapists. Some of our competitors may have substantially greater financial and other resources, may have been in business longer, may have greater brand recognition, or may be better established in the markets where our relaxation salons are located or are planned to be located. Any of these competitive factors may materially adversely affect our business, financial condition or results of operations.

We face significant competition and continuous technological change.

In our Digital Preventative Healthcare Segment, if our competitors develop and commercialize services faster than we do or develop and commercialize services that are superior to ours, our commercial opportunities will be reduced or eliminated. The extent to which any of our services achieve market acceptance will depend on competitive factors, many of which are beyond our control. Competition in the relaxation and health technology industries is intense. Our main competitors in the Specific Health Guidance Program, promoted by the Ministry of Health, Labor and Welfare of Japan, include the health and fitness group, Noom Japan.

Negative publicity could reduce sales at some or all of our relaxation salons.

Although we actively screen all personnel and staff members, including relaxation therapists, who interact with customers, we cannot guarantee that our staff or customers will not engage in illegal or inappropriate behavior that could have a negative effect on our brand image, as well as the health and well-being of our customers or staff, as the case may be. In addition, negative publicity may adversely affect us, regardless of whether the allegations are valid or whether we are held to be responsible. Any such negative impact of adverse publicity relating to one relaxation salon may extend far beyond the relaxation salon involved, especially due to the high geographic concentration of many of our relaxation salons, to affect some or all of our other relaxation salons, including our franchised relaxation salons. The risk of negative publicity is particularly great with respect to our franchised relaxation salons because we are limited in the manner in which we can regulate them, especially on a real-time basis, and negative publicity from our franchised relaxation salons may also significantly impact directly-operated relaxation salons. In addition, the relaxation industry can often be held under legal and legislative scrutiny as a result of some fringe relaxation businesses that engage in illegal or anti-social activities.

Employee claims against us based on, among other things, wage and hour violations, discrimination, harassment, wrongful termination, or similar claims may also create not only legal and financial liability but negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. Certain of these types of employee claims, such as tort claims, could be asserted against us by employees of our franchisees. A significant increase in the number of these claims or an increase in the number of successful claims could materially adversely affect our business, financial condition, results of operations and cash flows.

We are potentially subject to government regulations, and we may experience delays in obtaining required regulatory approvals, if required, to market our proposed businesses.

Various aspects of our operations are or may become subject to Japanese law or the laws of another relevant country or jurisdiction, any of which may change from time to time. Costs arising out of any regulatory developments could be time-consuming, expensive and could divert management resources and attention and, consequently, could adversely affect our business operations and financial performance.

Delays in regulatory clearance, approval, limitations in regulatory approval and withdrawals of regulatory approval, if any are required, may have a negative impact on our results. If we experience significant delays in obtaining any regulatory approvals, our business development costs will increase and or our ability to commercialize future businesses will be adversely affected.

Risks Related to Ownership of the ADSs

We are an "emerging growth company" and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common shares and ADSs may be less attractive to investors.

We are an "emerging growth company," as defined in the U.S. Jumpstart Our Business Startups Act of 2012 (which we refer to as the "JOBS Act "), and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002 (which we refer to as the "Sarbanes-Oxley Act"), reduced disclosure about executive compensation arrangements, no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements, and not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding a supplement to the auditor's report providing additional information about the audit and the financial statements. We have elected to adopt these reduced disclosure requirements.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act of 1933, as amended (which we refer to as the "Securities Act"), or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (which we refer to as the "Exchange Act")) are required to comply with the new or revised financial accounting standards. In addition, Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised financial accounting standards. An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We would cease to be an "emerging growth company" upon the earliest of (i) December 31, 2025, (ii) the last day of the fiscal year during which our annual gross revenues are $1.07 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities, or (iv) as of the end of any fiscal year in which the market value of our common shares held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year (and we have been a public company for at least 12 months and have filed at least one annual report on Form 20-F).

We cannot predict if investors will find the ADSs less attractive as a result of our taking advantage of these exemptions. If some investors find the ADSs less attractive as a result of our choices, there may be a less active trading market for the ADSs and our stock price may be more volatile.

As a "foreign private issuer" we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of The Nasdaq Capital Market (which we refer to as "NASDAQ"), including certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. Further, consistent with corporate governance practices in Japan, we do not have a standalone compensation committee or nomination and corporate governance committee under our board. In addition, we will not be required under the Exchange Act to file current reports and financial statements with the U.S. Securities and Exchange Commission (which we refer to as the "SEC") as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, we are not required to provide the same executive compensation disclosures regarding the annual compensation of our five most highly compensated senior executives on an individual basis as are required of U.S. domestic issuers. As a foreign private issuer, we are permitted to disclose executive compensation on an aggregate basis and need not supply a Compensation Discussion & Analysis, as is required for domestic companies. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and accommodations will reduce the frequency and scope of information and protections to which you are entitled as an investor.

Our Chief Executive Officer owns a "golden share" with key veto rights, thereby limiting a shareholder's ability to influence our business and affairs.

Kouji Eguchi, our Chief Executive Officer and director, is the sole holder of our Class A common share, which we refer to as a "golden share," entitling him to certain veto rights on key matters presented to our shareholders. Consequently, Mr. Eguchi is able to control key corporate decisions, thus limiting the ability of the holders of the ADSs to influence matters affecting our Company. As a shareholder, Mr. Eguchi may be able to influence the outcome of matters submitted to shareholders for approval, including amendments of our organizational documents, issuance of additional common shares, approval of any merger, sale of assets, or other major corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our common shares or ADSs that you may feel are in your best interest as one of our shareholders. Circumstances may occur in which the interests of our Chief Executive Officer could be in conflict with your interests or the interests of other shareholders. Accordingly, a shareholder's ability to fully influence our business and affairs through voting its common shares may be limited.

The requirements of being a U.S. public company may strain our resources and divert management's attention.

As a public company with ADSs listed on NASDAQ, we incur significant legal, accounting, and other expenses that we did not incur as a private company. The reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, and the listing standards of NASDAQ as applicable to a foreign private issuer, which are different in some material respects from those required for a U.S. public company, impose various requirements on the corporate governance practices of public companies. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” Further, these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, which could make it more difficult for us to attract and retain qualified members of our board of directors.

Pursuant to Section 404 of the Sarbanes-Oxley Act, once we are no longer an emerging growth company, we may be required to furnish an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of complying with Section 404 of the Sarbanes-Oxley Act will significantly increase, and management's attention may be diverted from other business concerns, which could adversely affect our business and results of operations. We may need to hire more employees in the future or engage outside consultants to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, which will further increase our cost and expense. In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time-consuming.

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors, shareholders or third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, financial condition and results of operations.

If we fail to maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Section 404 of the Sarbanes-Oxley Act (which we refer to as “Section 404”), requires that as a U.S. public company, we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. We anticipate being first required to issue management’s annual report on internal control over financial reporting, pursuant to Section 404, in connection with issuing our financial statements as of and for the year ending December 31, 2021. In addition, once we cease to be an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from NASDAQ, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

We cannot assure you that the ADSs will remain liquid or that they will remain listed on NASDAQ.

Our ADSs representing our common shares are listed on The Nasdaq Capital Market; however, we cannot assure you that we will be able to maintain such listing. In addition, if we fail to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling ADSs representing our common shares, which may further affect the liquidity of the ADSs. This would also make it more difficult for us to raise additional capital or attract qualified employees or partners.

Although the ADSs are currently listed on NASDAQ under the symbol “MRM”, an active trading market for the ADSs may never develop or be sustained. If an active trading market does not develop or is not sustained, you may have difficulty selling your ADSs at an attractive price, or at all. An inactive market may also impair our ability to raise capital by selling our common shares or ADSs, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our common shares or ADSs as consideration.

The price of the ADSs may fluctuate substantially.

The stock market in general, and the price for the ADSs are subject to fluctuation, and changes in the price of our ADSs may be unrelated to our operating performance. Some factors that may cause the market price of the ADSs to fluctuate, in addition to the other risks mentioned in this section of the annual report, are:

-	any failure to meet or exceed revenue and financial projections we provide to the public;

-	actual or anticipated variations in our quarterly financial condition and operating results or those of other companies in our industry;
-	our failure to meet or exceed the estimates and projections of the investment community;
-	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;
-	additions or departures of our key management personnel;
-	issuances by us of debt or equity securities;
-

litigation involving our Company, including shareholder litigation; investigations or audits by regulators into the operations of our Company; or proceedings initiated by our competitors, franchisees, or customers;

-	changes in the market valuations of similar companies;
-	ADS price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs;
-	significant sales of the ADSs or common shares by our insiders or our shareholders in the future;
-	the trading volume of the ADSs in the United States; and
-	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for the ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the ADSs. Future market fluctuations may also materially adversely affect the market price of the ADSs.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted securities class action litigation against that company. Any such class action suit or other securities litigation would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could materially adversely affect our business, financial condition, results of operations and prospects.

We do not currently intend to pay dividends on our common shares for the foreseeable future.

We currently do not intend to pay any dividends to holders of our common shares for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Any determination to pay dividends in the future will be at the discretion of our board of directors and subject to limitations under applicable law. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future, and the success of an investment in the ADSs will depend upon any future appreciation in its value. Moreover, any ability to pay may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Consequently, investors may need to sell all or part of their holdings of our common shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our shareholders have purchased the ADSs.

The future issuance of additional common shares in connection with our stock option plan, convertible bonds, acquisitions or otherwise may adversely affect the market of the ADSs.

We currently have an aggregate of 679,500 common shares issuable upon exercise of outstanding stock options, at a weighted average exercise price of JPY905 (US$8.77) per share. If and when these options are exercised for our common shares, the number of common shares outstanding will increase. Such an increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for the ADSs, and the market price of the ADSs.

We provide a stock option plan for our Company's directors, internal corporate auditors, employees and external consultants. We currently plan to continue granting stock options and other incentives so that we can continue to secure talented personnel in the future. We may issue all of these common shares without any further action or approval by our shareholders, subject to certain exceptions. Any common shares, issued in connection with our stock option plan, the exercise of outstanding stock options, or otherwise, would dilute your ownership interest.

The right of holders of ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings and holders of ADSs may not receive cash dividends if it is impractical to make them available to them.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to the ADS holders in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to ADS holders unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act.

The depositary has agreed to pay ADS holders the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses. However, because of these deductions, ADS holders may receive less, on a per share basis with respect to their ADSs than they would if they owned the number of shares or other deposited securities directly. ADSs holders will receive these distributions in proportion to the number of common shares the ADSs represent. In addition, the depositary may, at its discretion, decide that it is not lawful or practical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and ADS holders will not receive such distribution.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying common shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying common shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

Holders of ADSs may not receive distributions on our common shares or any value for them if it is illegal or impractical to make them available to such holders.

The depositary of ADSs has agreed to pay holders of ADSs the cash dividends or other distributions it or the custodian for the ADSs receives on common shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of our common shares that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our common shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our common shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our common shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our common shares, the ADSs or the deposit agreement, which may include any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action. Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs (including purchasers of our ADSs in the secondary market) or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Risks Related to Japan

We are incorporated in Japan, and it may be more difficult to enforce judgments against us that are obtained in courts outside of Japan.

We are incorporated in Japan as a joint stock corporation (kabushiki kaisha) with limited liability. All of our directors are non-U.S. residents, and a substantial portion of our assets and the personal assets of our directors are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process upon us in the United States, or to enforce against us, or our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of U.S. federal or state securities laws or similar judgments obtained in other courts outside of Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal and state securities laws.

Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.

Our functional currency and reporting currency is the Japanese yen. Substantially all of our revenues are generated in Japan, but an increase in our international presence could expose us to fluctuations in foreign currency exchange rates. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies which, among other factors, may be influenced by governmental policies and domestic and international economic and political developments. If our non-Japanese revenues increase substantially in the future, any significant change in the value of the currencies of the countries in which we do business against the Japanese yen could adversely affect our financial condition and results of operations due to translational and transactional differences in exchange rates.

We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the amount of our revenues that will be generated in other countries, the variability of currency exposures, and the potential volatility of currency exchange rates. We do not take actions to manage our foreign currency exposure, such as entering into hedging transactions.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (which we refer to as the "Companies Act") govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors' fiduciary duties and obligations, and shareholders' rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders' rights under Japanese law may not be as extensive as shareholders' rights under the laws of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

Holders of ADSs have fewer rights than shareholders under Japanese law, and their voting rights are limited by the terms of the deposit agreement.

The rights of shareholders under Japanese law to take actions, including with respect to voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of our common shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Holders of ADSs may exercise their voting rights only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from the ADS holders in the manner set forth in the deposit agreement, the depositary will make efforts to vote the common shares underlying the ADSs in accordance with the instructions of the ADS holders. The depositary and its agents may not be able to send voting instructions to ADS holders or carry out their voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote.

Direct acquisition of our common shares, in lieu of ADSs, is subject to a prior filing requirement under recent amendments to the Japanese Foreign Exchange and Foreign Trade Act and related regulations.

Under recent amendments in 2019 to the Japanese Foreign Exchange and Foreign Trade Act and related regulations (which we refer to as “FEFTA”), direct acquisition of our common shares, in lieu of ADSs, by a Foreign Investor (as defined herein under “Memorandum and Articles of Association—Exchange Controls”) could be subject to the prior filing requirement under FEFTA. A Foreign Investor wishing to acquire direct ownership of our common shares, rather than ADSs, will be required to make a prior filing with the relevant governmental authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities, which approval may take up to 30 days and could be subject to further extension. The requisite approval relating to our initial public offering was received on December 4, 2020. Without such clearance, the Foreign Investor will not be permitted to acquire our common shares directly. As such, prior to accepting our common shares for deposit, the depositary obtained such pre-clearance from the applicable Japanese governmental authority. In addition, any Foreign Investor expecting to receive delivery of our common shares upon surrender of ADSs must also obtain pre-clearance from the applicable Japanese governmental authority prior to accepting delivery, which approval may take up to 30 days and could be subject to further extension. Although such prior filing requirement is not triggered for trading our ADSs once the depositary receives clearance for the deposit of the underlying common shares, we cannot assure you that there will not be delays for additional Foreign Investors who wish to acquire our common shares or for holders of the ADSs who are Foreign Investors and who wish to surrender their ADSs and acquire the underlying common shares. In addition, we cannot assure you that the applicable Japanese governmental authorities will grant such clearance in a timely manner or at all. See “Item 10.D. Exchange Controls” and “Item 12.A. American Depositary Shares.”

Dividend payments and the amount you may realize upon a sale of ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.

Cash dividends, if any, in respect of our common shares represented by the ADSs will be paid to the depositary in Japanese yen and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of our common shares obtained upon surrender of ADSs, and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of common shares.

General Risk Factors

Third party claims with respect to intellectual property assets, if decided against us, may result in competing uses or require adoption of new, non-infringing intellectual property, which may in turn adversely affect sales and revenues.

There can be no assurance that third parties will not assert infringement or misappropriation claims against us, or assert claims that our rights in our trademarks, patents and other intellectual property assets are invalid or unenforceable. Any such claims could have a material adverse effect on us or our franchisees if such claims were to be decided against us. If our rights in any intellectual property were invalidated or deemed unenforceable, it could permit competing uses of intellectual property which, in turn, could lead to a decline in relaxation salon, Preventative Healthcare business, and other revenues. If the intellectual property became subject to third party infringement, misappropriation or other claims, and such claims were decided against us, we may be forced to pay damages, be required to develop or adopt non-infringing intellectual property or be obligated to acquire a license to the intellectual property that is the subject of the asserted claim. There could be significant expenses associated with the defense of any infringement, misappropriation, or other third party claims.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We and our franchisees rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our relaxation salons. We use Amazon’s AWS as our cloud service provider. Our and our franchisees’ operations depend upon our and our franchisees’ ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems, network infrastructure, or AWS cloud servers that cause an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, or a material network breach in security of these systems as a result of cyber-attack or any other failure to maintain a continuous and secure cyber network could further result in substantial harm, or in delays in customer service and reduce efficiency in our and our franchisees’ operations. This could include the theft of our intellectual property or trade secrets, or the improper use of personal information or other “identify theft.” While we utilize our personnel, as well as a variety of hardware and software, to monitor our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful. Any such claim, proceeding or action by a regulatory authority, or any adverse publicity resulting from these allegations, could adversely affect our business and results of operations.

Cybersecurity breaches and other disruptions could compromise our information, result in the unauthorized disclosure of confidential guest, employee, Company and/or business partners’ information, damage our reputation, and expose us to liability, which could negatively impact our business.

In the ordinary course of our business, we collect, process, and store sensitive and confidential data, including our proprietary business information and that of our guests, suppliers and business partners, and personally identifiable information of our guests and employees, in our data centers and on our networks. For example, our customers are asked to complete a survey, often digitally on iPads, prior to first receiving services at our relaxation salons. The surveys contain questions requesting private health-related information of our relaxation salon patrons. In connection with credit and debit card sales, we and our franchisees transmit confidential credit and debit card information by way of secure private retail networks.

The secure processing, maintenance, and transmission of this information is critical to our operations. We rely on commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of confidential information. Despite the security measures we have in place and continual vigilance in regard to the protection of sensitive information, our systems and those of our third party service providers may be vulnerable to security breaches, attacks by hackers, acts of vandalism, computer viruses, misplaced or lost data, human errors, or other similar events. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations, damage our reputation, and cause a loss of confidence in our business, products, and services, which could adversely affect our business, financial condition, profitability, and cash flows. Although we carry cyber liability insurance to protect against these risks, there can be no assurance that such insurance will provide adequate levels of coverage against all potential claims.

Changes in regulatory requirements, or in application of current regulatory requirements, may have an adverse effect on our business and results of operations.

Relaxation salons such as ours are not currently regulated by the Japanese government. The main law in Japan governing the massage industry is the Act on Practitioners of Massage, Acupressure, Acupuncture and Moxibustion, and etc. (Act No. 217 of 1947) (which we refer to as the “Massage Act”). However, our Company does not market or provide massage, acupressure, acupuncture, moxibustion or other services regulated under the Massage Act, and this information is clearly provided to all customers prior to receiving our services, as well as all franchisees to prevent unauthorized services. Moreover, all of our customers are required to sign a waiver acknowledging this prior to receiving our services. Nevertheless, the Japanese government could later include our industry within the meaning of the Massage Act, or enact a separate law to regulate our industry. If such an occurrence were to happen, our costs associated with licensing and training staff, as well as any additional wages required for hiring licensed staff, as necessary, could add to our expenses and harm our results of operation.

Matters relating to employment and labor law may adversely affect our business.

Various Japanese labor laws govern our relationships with our employees and affect operating costs. These laws include employment classifications of employee, independent contractor, or contract worker; minimum wage requirements; employer contributions to social security, unemployment insurance, and workers’ accident compensation insurance, and other wage and benefit requirements. Significant additional government regulations and new laws, including mandating increases in minimum wages, changes in employment status requirements, or other labor law changes could materially affect our business, financial condition, operating results or cash flow. Additionally, if our or our franchisees’ employees unionize, it could materially affect our business, financial condition, operating results or cash flow.

We are also subject in the ordinary course of business to employee claims against us based, among other things, on discrimination, harassment, wrongful termination, or violation of labor laws. Such claims could also be asserted against us by employees of our franchisees. These claims may divert our financial and management resources that would otherwise be used to benefit our operations. The ongoing expense of any resulting lawsuits, and any substantial settlement payment or damage award against us, could adversely affect our business, brand image, employee recruitment, financial condition, operating results or cash flows.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and trading volume could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If few or no securities or industry analysts cover us, the trading price for the ADSs could be negatively impacted. If one or more of the analysts who covers us downgrades the ADSs, publishes incorrect or unfavorable research about our business, ceases coverage of our Company, or fails to publish reports on us regularly, demand for the ADSs could decrease, which could cause the price of the ADSs or trading volume to decline.

Sales of a substantial number of our common shares or ADSs in the public markets by our existing shareholders in the future could cause the price of the ADSs to fall.

Sales of a substantial number of our common shares or ADSs in the public market in the future or the perception that these sales might occur, could depress the market price of the ADSs and could impair our ability to raise capital through the sale of additional equity securities from time to time. We are unable to predict the effect that any such sales may have on the prevailing market price of the ADSs.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our Company was originally incorporated in Japan on July 13, 2000 under the name “Kabushiki Kaisha Young Leaves.” In January 2017, we changed our name to “MEDIROM Inc.” In April 2018, we established three wholly-owned subsidiaries, Bell Epoc Wellness Inc., JOYHANDS WELLNESS Inc., and Medirom Human Resources Inc. In October 2018, we acquired our fourth wholly-owned subsidiary, Decollte Wellness Corporation. In March 2020, our Company’s English name was changed to “MEDIROM Healthcare Technologies Inc.” In December 2020, the Company listed its ADSs representing its common shares on The Nasdaq Capital Market. We are a joint-stock corporation incorporated in Japan under the Companies Act.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our principal executive offices are located in 2-3-1 Daiba, Minato-ku, Tokyo 135-0091, Japan, and our main telephone number is +81(0)3-6721-7364. Our website is https://medirom.co.jp/en/. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this annual report. You should not consider any information on our website to be a part of this annual report. We have included our website address in this annual report solely for informational purposes.

B.	Business Overview

We are one of the leading holistic health services providers in Japan. Medirom is a franchiser and operator of healthcare salons across Japan and is a preferred platform partner for large consumer brands, healthcare service providers, and government entities to affect positive health outcomes. Through our well-known retail salon brands, including primarily Re.Ra.Ku®, nascent tech platforms, and targeted health consulting and marketing, we have formed a "healthtech" segment. The healthtech segment's goal is to improve health outcomes and the satisfaction of our customers, as well as offer corporations data-rich, targeted advertising and promotional opportunities.

We operate two synergistic lines of businesses: (1) Relaxation Salon Segment (retail); and (2) Digital Preventative Healthcare Segment (healthtech). By combining brand strength and core retail competencies, including a broad physical footprint in population dense areas across the country, with proprietary technologies and partnerships, our business provides unique, value-added healthcare services to our customers with scale, customization, and cross-network effects that we believe few other companies in the industry can emulate.

As of December 31, 2020, the Relaxation Salon Segment has 290 locations across Japan (consisting of 150 directly-operated and 140 franchised), located within the country’s major cities. Since we introduced the customer management system in 2010, we have served more than 1.95 million customers. Our customer management system is a cloud-based customer relationship management system which we use to record all customer data and which facilities reservation, point-of-sale and business intelligence functions. Our salons are generally located in metros/subways, shopping malls, plazas and high-traffic streets. The Relaxation Salon Segment is our core business and accounted for ¥3,865 million (US$37.5 million), or 98.9%, of our total revenue for the year ended December 31, 2019, and ¥3,316 million (US$32.1 million), or 99.2%, of our total revenue for the year ended December 31, 2020.

The Digital Preventative Healthcare Segment is a growing business line and accounted for less than 2% of our total revenue for the years ended December 31, 2019 and 2020. The Digital Preventative Healthcare Segment mainly consists of the following operations: government-sponsored Specific Health Guidance program, utilizing our internally-developed on-demand health monitoring smartphone application, Lav®; our MOTHER Tracker® for fitness applications; and preventative healthcare services utilizing our digital application and devices.

Operations in 2020 have been affected by the global COVID-19 pandemic.   In April 2020, the Japanese government issued a Declaration of a State of Emergency, whereby the Japanese government requested the closing of non-essential activities and businesses across Japan as a preemptive safeguard against the COVID-19 pandemic. This adversely impacted businesses across the nation, particularly in the retail segment in which we operate. The Japanese government-requested halt in businesses lasted through May 2020. The percentage of Re.Ra.Ku® and other branded salon gross revenue compared to the respective periods in the prior year was 74% in June 2020 and 86% in July 2020, and improved to 93% in September 2020, 105% in October 2020, 101% in November 2020 and 96% in December 2020 based on the system-wide revenue data from our POS system, although there can be no guarantee such improvement will continue. We are focusing on the repeat rate improvement while we are under COVID-19 influence. The impact of this Japanese government-requested business halt materially adversely impacted our revenue for the period. During this time, we implemented mitigation measures to limit the impact on our operations and financial results, including reductions in executive and employee compensation and deferral of nonessential spend. See “Item 5. Operating and Financial Review and Prospects —Assessment of Impact of the COVID-19 to the Company’s Business Operations, Liquidity, and Capital Resources.”

Our liquidity remains stable due to our borrowing capabilities despite COVID-19 market environment.  On a liquidity basis, cashflow from operations decreased for the year ended December 31, 2020 (¥366,420 thousand loss), compared to the same period in 2019 ¥7,870 thousand positive cashflow, primarily due to the closure of operations or shortened operations of our salons. However, we were able to obtain a bank loan of ¥230 million under the government-led economic injury relief program during the first half of 2020, an additional ¥170 million in July 2020, plus, an additional ¥100 million in December 2020. We will continue to monitor and control our cash flow carefully, while we actively look for M&A opportunities and strengthen our information systems for further growth and operational efficiency.

Consumers increasingly recognize the value of services in the relaxation sector.  While the COVID-19 pandemic may have led to structural changes in demand in the United States, including a shift in preferences toward digital commerce per traditional retail brick and mortar, we view the effects as much more muted in Japan. The relaxation sector continues to offer a nearly non-discretionary service, as bodily health, joint alignment, and therapeutic bodyworks impact the health wellness of our customers and require physical contact—continuing to buoy our core Salon business. We believe the COVID-19 pandemic has intensified public perception of the importance of health and wellness. In particular, based upon our observations, we believe that consumers are increasingly seeking services and adopting personal measures to address their health and wellness with greater priority. In light of our recovery rate in both customers and revenues over the course of the pandemic in Japan, we believe services such as ours are being viewed as a more necessary item of consumer spend that we expect will increase demand for our services given the strength of our brand.

Relaxation Salon Segment

The Relaxation Salon Segment is the core of our business consisting of directly-operated as well as franchised relaxation salons in Japan. Our salon locations cover major cities throughout Japan, with strong market presence in the Tokyo metropolitan area, which includes Tokyo, Kanagawa and Saitama. According to the Survey on Basic Resident Registration System as of January 1, 2020, by the Ministry of Internal Affairs and Communications, the population (registered residents) of the Tokyo metropolitan area was estimated to be 36.7 million, making it the most populous metropolitan area in the world. According to the most recent Yano Report, the 2019 Yano Report, in terms of the number of salons, we are one of the top three companies, on a consolidated basis, in the Kanto region (Tokyo, Kanagawa, Saitama, Chiba, Gunma, Ibaraki and Tochigi), and in the top four nationwide.

Our goal is to improve our customers' quality of life by providing alternative, non-invasive wellness care. We use therapeutic techniques encompassing finger-pressure style bodywork therapy, stretch therapy, posture and joint alignment, as well as physical therapy elements. Our salons are designed to appeal to individuals seeking to improve their mental and/or physical well-being. Our customers vary from individuals seeking stress and pain relief to other individuals who are just looking to improve their overall mental and physical health. We offer a variety of individual services at our salons, including anti-fatigue therapy, athletic support therapy, slim-down therapy and reflexology. Each therapy is unique and designed to target specific areas of the body.

Our salons operates under several brand names. Our core brand is Re.Ra.Ku®. Our salons are generally located in metros/subways, shopping malls, plazas and high-traffic streets. On average, our salons measure approximately 670 square feet and contain a reception area and treatment space. A typical salon under the Re.Ra.Ku® brand is staffed by six relaxation therapists.

Since our founding in 2000, we have steadily increased the number of Re.Ra.Ku®-branded salons. We intend to continue to grow our salon business over time through both organic growth, including acquisition and turnaround of underperforming franchised salons, and opportunistic acquisition and consolidation of competitor salons. As of December 31, 2020, we had a total 290 salons in operation throughout Japan under all of our brands. However, the rate of growth of our Re.Ra.Ku®-branded salons in recent years has slowed due to our focus on the acquisition and turnaround of underperforming franchised salons. Since such turnaround activity requires substantial human resources, we considered it appropriate to freeze the opening of new salons in 2019 and 2020, and redirect our resources accordingly.

To achieve our mid-term goal of 1,000 salons, we intend to allocate more resources for the acquisition of competitors' salons and brands. We believe that our current turnaround practices for our acquired franchisees' salons will also benefit the integration of newly-acquired salons and other related business practices.

Our largest source of revenue derives from our directly-operated salons. Revenue from our directly-operated salons accounted for 60.7% of our consolidated revenue for the year ended December 31, 2020. Revenue from our franchise business consists of recurring franchise royalty, initial franchise membership fees, and staffing services fees, and accounted for 38.6% of our consolidated revenue for the year ended December 31, 2020.

Our franchisees are expected to meet the same quality and customer service standards as our Company-operated locations. We select potential franchisees based on a set of strict qualification criteria which includes background checks, financial net worth assessment and personal interviews. We enter into a franchise agreement with each of our franchisees, stipulating a standard set of terms and conditions for operating the salons and each party's duties and responsibilities.

Customers

Our relaxation salons are designed to appeal to individuals seeking to improve their mental and/or physical well-being. Our customers include individuals who are health conscious and other individuals seeking stress and pain relief, therapeutic reflexology, or to improve their overall mental and physical health. The majority of our customers are employed females with disposable income, but our demographic mix varies by salon and geography. Our customer base has grown each year with the opening of new salons. We benefit from and rely on the value and recognition of our Re.Ra.Ku® and other brands which drive word of mouth and direct referrals. Additionally, we utilize an omnichannel advertising strategy across print, affiliate referrals and digital marketing to reach out to and cultivate potential customers.

Services

Our relaxation salons offer a variety of individual services, each with multiple price ranges, including: anti-fatigue therapy; athletic support therapy; slim-down therapy; and reflexology. Anti-fatigue therapy is designed to relieve fatigue and discomfort, and concentrates on the shoulder blade, neck, lower back and posture. We suggest that first-time customers begin with anti-fatigue therapy because most new customers visit our salons with stiff muscles and are unable to do more difficult stretches. Anti-fatigue therapy helps enhance the customer's stretching ability. Athletic support therapy is intended to provide quick gains in active and passive range of motion to help improve athletic performance and increase flexibility, by performing shoulder blade alignment adjustments and resistance exercise. Slim-down therapy focuses on pelvic and shoulder blade alignment and is intended to help dieting by moving the muscles near the pelvis, which normally get little exercise, thereby increasing metabolism and improving posture. Our reflexology therapy is designed to target specific pressure points and areas on the feet to promote relaxation, improve circulation and reduce pain. While most Re.Ra.Ku® locations offer these four therapies, some individual salons offer other select therapy methods, such as Thai traditional stretching. Pursuant to the terms of our standard franchise agreements, our approval is required for any changes to the services provided in franchised salons.

Our customers can arrive at our salons with or without appointments at times convenient to their schedule. Upon checking-in, salon staff provides customers with a questionnaire that asks for their contact information and certain health information to help the therapist identify the service that is most appropriate for the customer and whether the customer is experiencing muscle pain or other health problems. Upon completion of the therapy, the therapist will meet with the customers to obtain feedback on the services provided.

In December 2008, we began issuing prepaid cards, called the Re.Ra.Ku® Card, to relaxation salon customers. Users of the Re.Ra.Ku® Card can continuously use and replenish the card at our Company's relaxation salons. The customer receives rewards on a tiered basis, so the more the customer spends on the Re.Ra.Ku® Card, the greater the reward that can be used at Re.Ra.Ku® locations.

Market

Most of our relaxation salons are located in the Kanto region of Japan. Kanto is commonly considered the economic and political center of Japan, and includes cities such as Tokyo, Yokohama, and Saitama, among other large cities and prefectures. According to the Statistics Bureau of Japan, as of January 1, 2020, the population of Kanto was 43.61 million, which accounted for 34.3% of the total population of Japan (127.1 million). According to the latest 2019 Yano Report, in terms of the number of salons, we are one of the top three companies, on a consolidated basis, in the Kanto region (Tokyo, Kanagawa, Saitama, Chiba, Gunma, Ibaraki and Tochigi) and in the top four nationwide.

Our midterm goal is to have 1,000 salons nationwide and become the number one salon network in Japan. In addition, our Company plans overseas expansion and is currently exploring opportunities in the United States and Asia.

Seasonality

Our Relaxation Salon Segment experiences seasonal trends due primarily to changes in weather and in line with holiday schedules. Generally, our revenue is strongest from May to October. Sales tend to slow in November due to the shorter day length and lower temperatures in Japan, but then increase in December for the holiday season. Fewer operating days and cold weather lead to weaker sales figures in January and February. March and April are transition months before the high season. We carry out spring sales promotion in April to boost the sales in May.

Franchises

As of December 31, 2020, 140 of our 290 salons were operated by franchisees. We strive to ensure that each of our franchise locations meets the same quality and customer service standards as our directly-operated locations in order to preserve the consistency and reliability of our brand and earn the trust of our customers.

We are committed to providing the tools that our franchisees need to succeed before, during and after a salon opening, including guidance with site selection and development, training, operations and marketing support. We have a franchisee support team that we use to help provide continuous assistance to franchisees. This support team is sent directly to meet with franchisees to help identify any areas that could be improved with regard to the franchisee's business, and devise strategies to overcome such obstacles the franchisees may be facing.

We identify potential franchisees through a variety of methods, including word-of-mouth and referrals from existing franchise owners. We also employ qualification criteria in the selection of franchisees, including reviewing the candidates' backgrounds and net worth, conducting interviews and determining the candidates' compatibility with our Company's culture. Our franchise agreements set forth a high standard of conduct across all franchised locations. As such, our franchisees are curated to confirm with the high standards of quality, expertise, and customer centricity which form the core of our brand and culture. We provide our franchisees with ongoing training and advertising support. We continuously monitor the financial performance of each franchised location using our proprietary software called Peak Manager.

Additionally, all of our franchisees join an organization, "Franchisees' Friendship Club", that facilitates discussion among the franchisees regarding our Company's business model and shared know-how. The Club also makes proposals to our Company regarding the franchise agreement, Company business and other matters related to the franchisor-franchisee relationship, to maximize mutual benefits. The Franchisees' Friendship Club holds a meeting once per month. Apart from the Franchisees' Friendship Club, our Company holds "Franchise Owners Meeting" every quarter to share our Company's salon business strategy, key performance indicators, and other matters of common interest. Our Chief Executive Officer attends meetings to interact directly with the franchisees.

Franchise Agreements

Our franchise model requires minimal capital expenditures by our Company while generating recurring revenue streams from franchise fees and salon sales. For each franchised salon, we enter into a franchise agreement stipulating a standard set of terms and conditions.

A franchise agreement allows an owner to open a single salon at a specific location. The initial term of a franchise agreement is five years from the salon's opening date. Unless either party provides notice of nonrenewal by at least six (6) months prior to the franchise agreement's expiration, the franchise term extends for an additional five-year period, and the same provision applies thereafter. Franchisees must pay an initial fee for our salons at the time the franchise agreement is signed. Franchisees that renew their franchises after the initial term must pay a renewal fee on a per salon basis. Under our standard franchise agreements, franchisees are also required to pay a monthly royalty fee. The royalty rates vary depending on the number of salons operated by a franchisee, ranging from 6-8% of the total revenue of the franchisee.

Our franchise agreements set forth certain material duties and responsibilities of the franchisees, including, but not limited to: (i) cooperating with our Company's advertising initiatives prior to and after the opening of a salon; (ii) maintaining the design, layout and equipment of a salon as designated by our Company; (iii) undergoing periodic skills training in accordance with our policies; and (iv) complying with restrictions on transfer of the franchise. We provide our franchisees with license to use our registered marks, including CLP CARE LIFE PLANNER®, in connection with the operation of their franchised salons. We utilize this mark in our franchise agreements to define therapists who have completed a required technique training program. We retain the right to approve any change to a salon location, the service menu and the types of products sold at the salon other than those products supplied or purchased from us. Franchisees are subject to non-compete provisions during the term of the franchise agreement and for one year after termination thereof. Franchisees are responsible for hiring and compensating their own employees. However, Company employees may be dispatched to franchise locations as needed. In such cases, franchisees must pay dispatch fees in accordance with the dispatched employees' position. Through our subsidiary, Medirom Human Resources, Inc., we earn a commission per each employee that is dispatched to a franchised location. As part of the agreement, employees of a franchised salon are also required to receive training at the College, as discussed further below. The franchise owner is required to pay an initial training fee per therapist for the first month and a monthly training fee thereafter, even if the therapist does not attend the monthly training lesson.

We have the right to terminate the franchise agreement for cause, including failure of the franchisees to pay our fees as set forth in the franchise agreement or failing to meet our established profitability metrics. Either we or the franchisee may terminate the franchise agreement without cause upon six months' prior written notice to the other party and prior consultation to attempt to resolve any disputes and prior consultation with the franchisees. The franchisee may be required to pay us a termination fee under certain circumstances. The franchise agreement may only be amended upon mutual consent of both parties in writing.

Site Selection, Design and Construction

Our real estate department identifies and recommends the salon sites for directly-operated and franchise locations. The real estate department analyses the sites based on criteria such as the average population, income and gender demographics, proximity to train stations and foot traffic in front of the salon. A score is then assigned to each potential site location. Once our Company identifies a potential site, it will enter into a lease agreement with the landlord. Street locations generally have a three-year lease term, while locations inside train stations or shopping centers have a five-year lease term. Our Company subleases salon locations to franchisees and passes through all of the associated rental costs. Franchisees are required to pay us an upfront fee for design and construction of the leased location as well as a nominal monthly management fee during the term of the lease to cover processing and service charges. It takes approximately 90 days to complete the design and construction of a new salon. We believe the sublease arrangements are more suitable for our business because our reputation and size allow us to negotiate for more favorable lease terms than would otherwise be provided to individual franchisees. Upon expiration of the initial lease term on a franchised location, franchisees generally enter into new leases directly with the landlord of the locations and such leases generally get renewed over time partly because we provide a guaranty on the leases for franchisees.

Recruiting and Training

As a complement to our salons, we also operate Re.Ra.Ku® College (which we refer to as the "College"). The College is located in the Odaiba area in Tokyo. The College offers continuing training for franchise owners, home office staff, and salon staff, covering topics such as customer service, salon operations, and relaxation techniques. The College also provides training for students who wish to become qualified as "Relaxation Therapists", which is a private qualification granted by the Association of Japan Relaxation Industry, an industry group for relaxation services providers. In addition, franchise owners, salon managers and relaxation therapists engage in recurring monthly education at the College. We do not charge students any fees for the training provided at the College. However, upon completion of the initial training program, we assist students with obtaining employment at our franchised salons in exchange for a fixed monthly payment from the franchise owners. We also employ students at our directly-operated salons. The College enables us to implement and promote our corporate culture and mission and we believe it helps improve job satisfaction and employee retention.

To be admitted into the College, students must pass a qualification check and an interview. This initial qualification program consists of thirty-two courses that typically extend for a month. The curriculum used at the College teaches 120 skills to students via a combination of live training and online videos. Although there is no qualification requirement for a therapist in Japan, students have to pass this initial qualification program before working at our salons. Currently, our Company has College campuses in Tokyo, Nagoya, Fukuoka and Yokohama.

Digital Preventative Healthcare Segment

Our Digital Preventative Healthcare Segment consists of the following businesses.

Specific Health Guidance Program.  We serve small businesses, large corporations, and government entities in their implementation of health and wellness programs as outlined by the Ministry of Health, Labor and Welfare of Japan's Specific Health Guidance Program. Japan is confronting a super-aging society, as well as inflation of medical expenses from the increasing number of fatal diseases, such as diabetes, heart attack and stroke. To tackle this nationwide issue, the government initiated the Specific Health Guidance Program in April 2008. In this program, 40-through-74-year-old people who have received a diagnosis alerting lifestyle diseases at a health check-up are requested by a doctor to take a series of courses that are tailored to reduce the risk of developing certain lifestyle diseases. Because Japanese citizens and permanent residents are required to maintain health insurance through government or employer sponsored programs, it is generally the health insurance providers' responsibility to have participants take the courses if they are requested to do so. By partnering with a number of health insurance providers, we provide support to connect those who need to take the courses with health care professionals via our on-demand health monitoring application for smartphones called Lav®. We charge fees to health insurance providers, depending on how many participants take the program and which type of program is taken. A portion of these fees is subsidized by the Japanese government.

MOTHER Tracker®.  In 2019, we acquired a minority interest in Matrix, a developer of a thermoelectric generator and boost converter. In furtherance of our relationship, we entered into a production and development agreement with Matrix in August 2020 to develop and manufacture a health monitoring wearable device called MOTHER Tracker®. Our MOTHER Tracker® fitness device is designed to track and collect the health data of the wearer, such as calorie consumption, activity and sleep patterns.

The agreement grants us exclusivity as to third parties in the Asia territory, except for certain prior contractual obligations of Matrix, for use of their thermoelectric power module and software in our MOTHER Tracker® wearable device for one year following receipt of the sample product, or February 2021, whichever is earlier.

We believe the MOTHER Tracker® will be the only fitness tracker that requires no electric charging, as it will utilize innovative technology such as Gemini TEG (Thermoelectric Generator) and Mercury Boost Converter to enable the user's body heat to generate electricity. We are not aware of any other wearable devices equipped with NFC currently in the market with equivalent capabilities at this time. MOTHER Tracker® is our registered trademark in Japan. In June 2020, we received a pre-order for the MOTHER Tracker® from Kansai Medical University Hospital (headquartered in Osaka, Japan) for the purpose of health and activities tracking for the patients. We intend to pursue other opportunities in Japan and the United States for large-scale private label contracts for our device.

Customers

Specific Health Guidance Program.   Although we have developed an on-demand health monitoring application, this business sector has not adopted a subscription business model to date. We charge fees to health insurance providers, depending on how many participants take the program and which type of program is taken. We plan on continuing to grow both provider count (including corporate sponsors, insurance providers, and government entities) as well as the end-participant pool (which are end users under our Lav® application), the latter of which may provide a potential stream of revenue income in the future, although there can be no assurance that the Company will be able to realize any such potential income stream.

MOTHER Tracker®.  Our launch of MOTHER Tracker® has been delayed due to the COVID-19 pandemic. Our prospective clients, from whom we have already received pre-orders and inquiries, are hospitals, clinics, department stores, sports clubs (gyms), electronics volume stores, foreign embassies (commercial division), trading firms, life insurance companies, human resource service companies, beverage makers, and so on.

Services

Specific Health Guidance Program.  Through our Lav® application, we provide participants in their health insurance providers the ability to search for professionals tailored to each individual's preferences, lifestyle, and health conditions. Participants can enjoy benefits from specific health guidance based on provided information. In addition, our therapists, composed of licensed nutritionists and registered dieticians, provide coaching services to program participants. This allows us to leverage idle time from therapists to generate additional revenue, which effectively results in improved efficiency ratios. We will continue to favor recruiting recent graduates with an added preference for those with nutritionist or dietetics pedigrees.

MOTHER Tracker®.  Our MOTHER Tracker® is designed to monitor and collect the health data of the wearer and can work seamlessly with our Lav® application and most of the other health monitoring applications that are available on the market. We also offer a Software Development Kit, or SDK, to our partners for their application or software development convenience.

Market

Our Lav® healthcare app and its Specific Health Guidance Program competes in the Preventative Care sub-segment ($3 billion) of the broader Medical Treatment Market in Japan ($100 billion). This sub-segment of the market receives proportionally increasing funding from the Japanese government's health insurance budget and its respective participants within the Specific Health Guidance Program. Secular shifts toward prevention versus treatment, increasing insurance premiums and greater government subsidies make this a growing and attractive submarket to capture.

The Japanese healthcare system itself is well-regarded worldwide, leading most other countries on key outcomes including availability of hospital beds, public expenditure as a percentage of GDP, and infant mortality. These qualities allow leaders in the market to capture significant revenues and prioritize of budgets from both the public and private sectors. One notable deficiency is in the low number of practicing physicians per population density, which reflects both the highly populous cities of Japan and the relative dearth in medical practitioners.

Our Lav® app was created to address the aforementioned shortfall by leveraging co-medical practitioners and therapists to advise patients digitally. This telehealth approach to medical service and healthcare is further fortified by our strong brand, retail scale which allows for drop-in appointments, and both technical and live support leveraging our broad employee base and scope of customer service.

Our MOTHER Tracker® operates in the wearable device space though we focus on specific market segments tailored towards corporate clientele, hospitals, nursing homes and medical facilities serving the elderly population, and labs and research facilities. Our sales and distribution model is primarily B2B with an emphasis on large and recurring contract orders placed by these entities and distributed to their end customers. Secondarily, we will opportunistically sell direct to consumers both in Japan and internationally through distributors, online commerce, and strategic partners including retail placements at select big box stores.

The Roots of our Business

Our Company was originally incorporated as "Kabushiki Kaisha Young Leaves" in Japan on July 13, 2000. On January 1, 2017, our Company's name was changed to MEDIROM Inc. and on March 26, 2020, our Company's English d/b/a name was changed to MEDIROM Healthcare Technologies Inc.

Through a series of transactions in 2018, we expanded our relaxation salon business by acquiring three branded businesses: Bell Epoc Wellness Inc. (which we refer to as "BEW"), Decollte Wellness Corporation (which we refer to as "DW"), JOYHANDS WELLNESS Inc. (which we refer to as "JW"). We operate these businesses through three separate wholly-owned subsidiaries, along with an additional subsidiary, Medirom Human Resources Inc. (which we refer to as "MHR"). All of the foregoing subsidiaries are organized and existing under the laws of Japan. BEW, DW, and JW each operate relaxation salons and MHR operates a therapist dispatch business. Our Company provides administrative functions, such as accounting, finance, human resources, and legal affairs to each of the subsidiaries. In exchange for such administrative functions, we receive a monthly service fee from each subsidiary.

On April 17, 2018, we established BEW. On May 28, 2018, 46 relaxation salons with the brand name "Bell Epoc" were transferred from Kabushiki Kaisha Bell Epoc to BEW for cash. Pursuant to an operating agreement entered into in 2018, by and between Kabushiki Kaisha Bell Epoc and BEW, Kabushiki Kaisha Bell Epoc has continued to manage the relaxation salons and BEW pays operation fees to Kabushiki Kaisha Bell Epoc based on revenue.

On April 20, 2018, we formed JW to acquire the relaxation business operated by Kabushiki Kaisha Joyhands. Kabushiki Kaisha Joyhands is party to a number of outsource agreements with various public bath operators, whereby Kabushiki Kaisha Joyhands provided relaxation services to customers of public bath houses. JW began entering into assignment and novation agreements with such public bath service providers, whereby Kabushiki Kaisha Joyhands would be substituted by JW as the counterparty to the existing outsource agreements with the public bath operators.

On April 27, 2018, we established MHR under the trade name Re.Ra.Ku Wellness Inc. MHR operates our therapist dispatch business. Previously, we hired therapists pursuant to an exemption that allowed us to forego obtaining permission from the Ministry of Health, Labor and Welfare of Japan under the Act for Securing the Proper Operation of Worker Dispatching Undertakings and Improved Working Conditions for Dispatched Workers and dispatched such therapists to our franchisees. When the Ministry of Health, Labor and Welfare of Japan eliminated the exemption in September 2018, we created MHR and transferred the therapist dispatch business to it.

On October 1, 2018, we acquired DW from Decollte Corporation for cash.

Our Growth Strategy

Our goal is not only to capture a significant share of the existing market for relaxation salons but also to expand the market for relaxation salons throughout Japan and internationally. We expect to employ a variety of strategic initiatives, including increasing the number of franchises and expanding marketing and advertising efforts throughout strategic locations.

Organic Growth in the Japanese Market.  According to the 2019 Yano Report, in terms of the number of salons, we are one of the top three companies, on a consolidated basis, in the Kanto region (Tokyo, Kanagawa, Saitama, Chiba, Gunma, Ibaraki and Tochigi), and in the top four nationwide. The total number of relaxation salons under major brands in Japan, according to the aReport, was 2,991, with the largest operator having 633 salons. We believe that the Japanese market has capacity for approximately 1,000 of our salons in the future, based upon our assessment of suitable real estate that fits the underwriting requirements for our business. We aim to achieve this capacity goal through a combination of franchising, direct store ownership, and opportunistic brand partnerships. If we are able to achieve this goal, we believe that we would then have the largest salon network in Japan.

Lead Industry Consolidation Via Targeted Acquisitions.  As the domestic Japanese relaxation sector faces structural changes that accelerate consolidation, we believe that we are positioned strategically to harness value, acquire synergies, and maximize our pipeline of suitable bids at bargain prices. Our corporate acquisitions team aims to buy businesses at a small multiple to ours, leveraging our brand, the well-regarded reputation of our founder CEO, and the halo effect of joining Japan's first relaxation company to go public in the United States. We believe we have a competitive advantage and significant negotiating power to structure accretive deals, integrate both culture and operations of target companies, and grow long-term value.

International Expansion.  We continually consider growth opportunities, including acquisitions and strategic partnerships, in select locations in the United States and other parts of the world, primarily Asia. Our overall approach to retail growth outside of Japan emphasizes a hub-spoke franchising model that requires both low asset intensity and operating drag, relying on local strategic partners who leverage our brand and service competencies to grow. In the United States, we have developed and continue to sharpen our pipeline of operating partners in the bodywork and physical therapy industry. In the United States, we may, in the future, opportunistically acquire and/or form joint ventures with strategic partners as a means to launch our brand at scale, although there can be no guarantee that such opportunities will become available on acceptable terms. We do not foresee grass-root franchising in the United States given the administrative, legal, and practical challenges of franchising locally. We may consider small retail pop-ups and other low investment models of testing demand in the market.

In Asia, we continue opportunistic discussions with potential partners across Taiwan, Philippines, and the rest of Southeast Asia. Franchising remains the preferred operating model for us in these markets as it allows us to grow with minimal capital or operating expenditures, relative ease of franchising regulations in local markets compared to the United States, and local synergies in culture, customer preference, and business ethos.

Acquiring Existing Franchises.  Our management team has developed a strategy for acquiring existing franchised salons and beginning their conversion to directly-operated salons. Our management has developed a template for the acquisition and resale of existing franchised salons that are underperforming relative to our established benchmarks. We monitor the financial performance of our franchised salons on a periodic basis. One of our strategies is to acquire franchised salons that are underperforming, improve their profit margins and then refranchise them. Medirom collects a fee from each salon that is franchised out.

Maximizing Unit Economics.  Our core retail strategy is to improve same store sales and system wide revenue (brand franchise revenue) through marketing, franchisee support, and strategic actions (such as licensing, mergers and acquisitions, and trade deals). We have implemented an internal revenue maximization and cost efficiency strategy that rewards loyal franchisees, increases margins at the store level, and capitalizes on retail flow in our high traffic real estate locations.

Marketing and Advertising Strategy.  We conduct most of our marketing and advertising on our website and through print advertisements in magazines. In addition, our salons are strategically located in areas near train stations and shopping centers that are in and of themselves advertising and marketing drivers. As we look at global markets, a key focus for our Company will be our ability to combine local cultures and consumer preferences with our Japanese-inspired brand value and services.

Continue to improve margins and leverage infrastructure.  We believe our corporate infrastructure is positioned to support a customer base greater than our existing footprint. As we continue to grow, we expect to drive greater efficiencies across our operations and development and marketing organizations and further leverage our technology and existing support infrastructure. We believe we will be able to reduce corporate costs over time to enhance margins as general and administrative expenses are expected to grow at a slower rate due to efficiencies of scale as we expand our franchises. In addition, we will consider introducing additional complementary products and services that can benefit from our customer base.

Healthtech Strategy.  We plan to invest in and grow the higher margin Digital Preventative Healthcare Segment. We intend to increase the number of Lav® users via the Specific Health Guidance Program promoted by the Ministry of Health, Labor and Welfare of Japan. We also intend to accelerate the development and production of our MOTHER Tracker®. Our sales and distribution model is primarily B2B with an emphasis on large and recurring contract orders placed by corporate sponsors, healthcare and medical facilities, and government entities, who in turn distribute to the end consumer. Secondarily, we will opportunistically sell direct to consumers both in Japan and internationally through distributors, online commerce, and strategic partners including retail placements at select big box stores.

Competition

The relaxation industry in Japan is highly competitive. The size of the relaxation market in Japan was estimated at US$1.182 billion or JPY122 billion in 2019 and is expected to grow up to US$1.231 billion or JPY127 billion in 2023, according to the 2019 Yano Report. While 30% of the market is occupied by large chains like us, most of the market consists of small, locally-owned salons, 77% of which are estimated to be individual-run single outlets. Out of the 2,991 major bodywork therapy salons in Japan as of December 31, 2019, 283 salons were operated by us or our franchisees, 580 by Raffine, 296 by Karada Factory, 633 by Riracle, and 162 by Temomin. We expect competition in this market to continue to be intense because relaxation salons are comparatively inexpensive to start and operate, and new competitors are regularly appearing in the market. The expected annual growth rate of the Japanese relaxation industry is around 1% through the period between 2020 and 2024. We operate at a slight premium (approximately JPY1,000 (US$9.69)) price point relative to the market, which we believe is justified by our strong brand and service value. We generally do not engage in price-reduction strategies, although uncertain future economic conditions may create circumstances requiring us to reconsider our strategy in certain markets line with our growth profile.

We experience significant competition, in all aspects of our business, including for highly skilled relaxation therapists and for the best salon locations. Our directly-operated and franchised relaxation salons compete with national and regional relaxation salon chains for customers, relaxation salon locations and qualified management and other staff, including relaxation therapists. Competition in our industry is primarily based on price, convenience, quality of service, brand recognition, and location. We consider our biggest competitors to be K.K. Factory Japan (Karada Factory) and K.K. Bodywork (Raffine), both of which are operators of relaxation salons in Japan.

In our Digital Preventative Healthcare segment, we face competition from large incumbents in the traditional and digital advertising space and, to a lesser extent, startups in the health tech industry. Given the unique value proposition and startup nature of our growth segments, we remain focused on transaction level priorities, winning clients through our platform capabilities and features and benefits and leveraging relationships over what other incumbents may be doing in the space.

Our Competitive Strengths

We are a defined leader in Japan's health and wellness space. We provide ground-up educational and training services for aspiring specialists, as well as top of the line health services for our clients. As the Company grows and expands, the brand recognition that we enjoy across Japan will help promote international expansion, aided by the maturation of our new digital business lines. We believe the following strengths have contributed to our initial success and will position us well for future growth:

Innovative Services.  Our salon services are innovative and differ from traditional shiatsu-style bodywork. For example, we created our unique wing stretch method, which focuses especially on the shoulder blades. This is important because the shoulder blades are a critical part of the body, as they connect and balance the bones from the neck to the lower back and support the body to ensure the body moves smoothly. Further, traditional shiatsu-style bodywork therapists typically use their body weight to put pressure on the muscles, which can cause damage. Our relaxation therapists use stretch techniques on the muscles, rather than body weight pressure, thereby preventing damage. We believe our non-pressure method mitigates the risk of severe malpractice and other similar claims. Finally, our relaxation therapists are trained to converse with our customers, to ask our customers questions in order to tailor the therapy to the customers' unique needs, and to promote self-care by communicating with our customers about their current body ailments and to give advice for future visits.

Brand Value.  We believe our trademarks and other intellectual property create a strong competitive advantage in both our Relaxation Salon Segment and Digital Preventative Healthcare Segment. With widespread recognition in the Kanto region and across Japan, our Company, benefits from a loyal customer base and brand recognition that allows for smooth scaling of growth businesses.

Employee Satisfaction.  We employ a majority of our therapists on a salaried basis, rather than a commission-based contractor model normally used in the industry. We have also invested culturally and economically in creating a career progression for therapists, which helps give structure, purpose, and incentives to stay with the Company and improve skills. While this increases our operating leverage, we believe it a core strategic need and advantage as labor is a key gating factor currently in the relaxation sector. We believe that our industry-leading employee satisfaction levels, as evidenced by our award of the 2019 Grand Prix relaxation sector's top therapist and best store awards in Japan, contributed to employees’ high morale. This is particularly important as high turnover reduces or disrupts available investment in capital because of the costs associated with hiring and training new employees. In August 2020, we started an online exit survey for our leaving employees, including franchisees' employees, to better assess the reasons for employee turnover. We continue to optimize our working environment for therapists in an effort to improve morale, productivity and a long-term orientation to their work and status within the Company.

Hiring Activities.  We own and run our own job portal website targeting prospective therapist candidates. The job portal website was launched on February 1, 2020 and, as of December 31, 2020, 21% of our new employees during fiscal 2020 have been hired through the site. As labor shortages and costly recruiting of therapists remain the primary gating factors for a successful salon operation, we believe our streamlined and cost-efficient recruiting method allows continued operating strength at expanded profit margins. Combined with our brand, this hiring approach at scale puts us in an advantageous position relative to our peers in the industry.

Re.Ra.Ku® College.  We believe we own the largest in scale and best in class education and training facility for relaxation therapists in the Japanese relaxation industry, which enables us to provide continuous training to our franchise owners and salon staff, as well as continuous direct access to a pool of newly trained and job-ready staff. We believe that regular training ensures that quality service and therapy are consistently provided to our customers throughout all of our salons. The strength of our Company's training and education program is in providing our therapists learning opportunities to keep improving their service skills after commencing at our Company's salons. Medirom requires a higher threshold of training before allowing students to work with our clients in our salons. We find that this rigorous skill grading system better prepares our students and has proven effective for our salons. We provide one of the longest training programs (54 hours) in the industry. Each training module can be taken randomly, rather than in a series, for the trainees' convenience. Moreover, we provide the follow-up training courses, based on which we evaluate and grade the practitioners' skills. We believe this is a different approach from certain of our competitors, who tend to utilize practitioners on a contract basis. Our training package enables our therapists to improve their treatment skills continuously and, importantly, to maintain high morale.

Specific Health Guidance Program.  As a leading provider of holistic health services, we support the government-initiated program, Specific Health Guidance Program. Other notable supporters include SOMPO Health Support, Benefit One Inc., and FitsPlus Inc. As a government (Ministry of Health, Labour and Welfare)-subsidized program, participating companies need to maintain quality controls. Partners and service providers are vetted and must adhere to standards that are established by each of the health insurance providers. By satisfying each standard, we have been engaged in supporting the program by health insurance providers and continues to expand its prospective clients. In addition, we have an on-demand health monitoring application, Lav®, which can provide user-friendly interfaces and experiences. This application, among other digital tools, allows for seamless functionality with our partners and service providers as well as optionality in future monetization of the end user base. As a result, we have successfully managed to acquire several corporate clients, including blue chip companies' and local governments' health insurance providers. We believe this B2G/B2B business provides opportunities for multi-year contracts and high margins, particularly given the significant barriers to entry that require a well-recognized health and consumer brand and blue-chip enterprise relationships.

Until recently, the goals of health checkups and health guidance have been early identification and treatment of sickness. By focusing on visceral-fat obesity, specific health checkups and specific health guidance are intended to decrease the numbers of those who suffer from, or are at risk for, lifestyle-related conditions such as diabetes, through providing health guidance to help them improve the living habits that cause visceral-fat obesity (i.e., disease prevention). Since lifestyle-related conditions progress with no visible symptoms, specific health checkups, which are comprised of health screenings intended to identify those who require health guidance to prevent lifestyle-related conditions, are considered to be an excellent opportunity to review the individual's living habits. Health guidance is provided to help the individual change his or her behavior. All those who have undergone specific health checkups are provided with information suited to their own individual circumstances.

Based on the results of specific health checkups, persons eligible for specific health guidance are identified by level (that is, those eligible for motivational support and those eligible for active support) in accordance with their risk levels, by focusing on the degree of visceral fat buildup and numbers of risk factors. The goals of specific health guidance are to enable eligible persons to be aware of their own health conditions and make voluntary efforts, on a continual basis, to improve their own living habits. Participants are provided with a variety of motivational information and advice to help them live healthier lifestyles on their own. Motivational support provides support to encourage improvements in living habits, in principle, one time. An action plan is prepared with the guidance of doctors, health nurses, and a senior nutritionist; specialists provide motivational support for efforts to improve living habits. Evaluations are performed to determine whether results have been achieved as planned.

Active support provides continual support in multiple sessions over three months or longer. An action plan is prepared with the guidance of doctors, health nurses, and a senior nutritionist. We retain several experienced nutritionists and healthcare professionals, by entering into service agreements with workers dispatching companies. These therapists and nutritionists help provide an integrated bodywork (physical body), encouragement and inspiration (mental), and dietary guidelines (metabolic/diet). Specialists provide regular, continual support for efforts to improve living habits over a period of three months or longer.

MOTHER Tracker®.  Our MOTHER Tracker® fitness device is designed to track and collect the health data of the wearer, such as calorie consumption, activity and sleep patterns. We believe our MOTHER Tracker® will be the only fitness tracker that requires no electric charging as it will utilize innovative technology such as Gemini TEG (Thermoelectric Generator) and Mercury Boost Converter to enable the user's body heat to generate electricity. We are not aware of any other wearable devices equipped with NFC currently in the market with equivalent capabilities at this time. We are the first relaxation salon operator in Japan to launch a health-monitoring wearable device. We believe our MOTHER Tracker® is an important complement to our holistic approach to providing health services.

We have an expanding pipeline for pre-orders from well-established health and wellness chains within the country. In June 2020, we received a pre-order for the MOTHER Tracker® from Kansai Medical University Hospital (headquartered in Osaka, Japan) for the purpose of health and activities tracking for the patients. We intend to pursue other opportunities in Japan and the United States for large-scale private label contracts for our device. Upon expected manufacturing and delivery in 2021, we anticipate (but cannot assure) a significant contribution to revenue as well as earnings, given the one-of-a-kind technology that backs our device and the features and value proposition afforded to users, which we believe will enable us to command premium pricing.

Attractive Market Opportunity

Relaxation Industry Growth

According to the 2019 Yano Report, the Japanese relaxation sector continues to lead overall GDP growth, increasing 4% to ¥119 billion in 2018 while national GDP grew only 0.8%.

We believe the sector continues to see outsized growth as consumers in an already health-conscious country increasingly value health and wellness of both body and mind. Concurrently, large companies, in partnership with or through subsidies received from the government, increasingly factor in employee wellness for both productivity and for retention, loyalty, and satisfaction with the employer. This has led to the creation of corporate budgets, often with government subsidies, earmarked for employee health and wellness programs, insurance programs, fitness and gym memberships which further increases spend in the market. While 30% of the market is occupied by large chains like ours, most of the market consists of small, locally-owned salons, 77% of which are estimated to be individual-run single outlets.

M&A, Consolidation, and Industry Rationalizations

The relaxation sector in Japan faces structural changes that have accelerated mergers and acquisitions and consolidations. As smaller, private operators either fail to grow sufficient revenue to cover costs and owners of larger, established companies seek to exit for retirement or other reasons, an increasing number of sellers have attracted both industry players as well as financial sponsors. We believe the gating factors remain synergies between the acquirer and target, including a pragmatic approach to M&A integration, post-acquisition operations, and preservation of brand and customer base. Purchase price remains a more muted factor which affords compelling valuation creation for the right strategic acquirer.

According to publicly-available data, industry wide fees have halved over the past decade to approximately ¥3,000 for 60 minutes on most conventional services and demand has become bifurcated between a highly-price conscious mass market and a more discerning brand conscious consumer. We operate in-between high volume/low price point/low service intensity operations and high touch point /specialized services providers. Our services lie in the spectrum of affordable value and, we believe, capture the largest portion of the demand curve. Additionally, consumers have increasingly sought specialized services including stretching therapy (tendons and ligaments, in addition to muscles) and bathhouses.

Integrated Health Solutions, Analytics and Targeting

The Japanese government and major corporate sponsors in the country have accelerated needs for preventative care and ascribing key factors affecting health outcomes. As demographics continue to focus on the elderly and insurance plans face uncertain or insufficient returns relative to premiums, major health insurance companies and the government require solutions to target problems, streamline costs, and save lives through a preventative focus. This has resulted in government budgets and subsidies earmarked for improving employee health and increased incentives for understanding, diagnosing, and creating action plans to address health issues. We believe our platform and technology allow us to serve government and corporate entities with a one-stop shop, data-driven and targeted solution service.

Global Expansion Opportunities

We focus on core competencies within the local markets of Japan, although we opportunistically assess franchising or partnerships abroad for our core salon business, and B2B2C distribution models for MOTHER Tracker® and other digital businesses through online marketing, commerce, and joint ventures. We believe the wearables market and omnichannel distribution trends, particularly online commerce, remain attractive avenues of growth for our Digital Preventative Healthcare Segment.

Employees

Most of our Company’s group employees are employed by our wholly-owned subsidiary, Medirom Human Resources Inc. As of December 31, 2020, Medirom Human Resources Inc. had 171 employees on a full-time basis, 325 employees on a part-time basis, and 75 employees on a fixed-term basis. As of December 31, 2019, our Company had 106 employees on a full-time basis, 310 employees on a part-time basis, and 71 employees on a fixed-term basis. Our Company is not currently, and has not in the past, been unionized. As such, neither we nor our franchisees are required to engage in collective bargaining procedures with any unions under Japanese labor laws.

We do not use contract employees hired by any third party agencies in the relaxation salon. We dispatch therapists and other employees to our franchisees from time to time and receive a fee for such services. Our employees are paid on a salary basis. We also offer an incentive program whereby relaxation therapists earn points for various reasons such as continuing as a Medirom relaxation therapist for certain designated periods of time or taking additional relaxation courses at our College. As the number of collected points increase, the relaxation therapist's salary also increases.

Intellectual Property

To establish and protect our proprietary rights, we rely on a combination of trademarks, confidentiality policies and procedures, non-disclosure agreements with third parties, employee non-disclosure agreements, and other contractual and implicit rights worldwide. We have 29 registered trademarks as of December 31, 2020, and other names and logos used by our Company as trademarks with the Japan Patent Office. Such trademarks are not currently registered in any other jurisdiction. Additionally, we registered the trademark Re.Ra.Ku in 2009. Our principal intellectual property rights include copyrights in our website and mobile applications content for Lav®, rights to our domain name https://medirom.co.jp, and trade secrets and know-how with respect to our training, servicing, sales and marketing and other aspects of our business, and our digital innovations such as the Lav® application. We further have license and sublicense agreements with domestic and international partners. The success of our business strategy depends on our continued ability to use our existing intellectual property in order to increase brand awareness and develop our branded services. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded services to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in Japan or outside Japan in relevant foreign countries will be adequate. In addition, in light of our intention to expand internationally, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of Japan. If any of our trademarks, trade secrets or other intellectual property are infringed, our business, financial condition and results of operations could be materially adversely affected.

In addition, third parties may assert infringement or misappropriation claims against us, or assert claims that our rights in our trademarks, patents and other intellectual property assets are invalid or unenforceable. Any such claims could have a material adverse effect on us or our franchisees if such claims were to be decided against us. If our rights in any intellectual property were invalidated or deemed unenforceable, it could permit competing uses of intellectual property which, in turn, could lead to a decline in relaxation salon and other revenues. If the intellectual property became subject to third party infringement, misappropriation or other claims, and such claims were decided against us, we may be forced to pay damages, be required to develop or adopt non-infringing intellectual property or be obligated to acquire a license to the intellectual property that is the subject of the asserted claim. There could be significant expenses associated with the defense of any infringement, misappropriation, or other third party claims.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business, including matters involving our franchisees, among others. Any litigation or other legal or administrative proceedings, regardless of the outcome, are likely to result in substantial costs and a diversion of our resources, including our management's time and attention.

Regulations Governing our Relaxations Salons

Relaxation salons such as ours are not currently regulated by the Japanese government. The main law in Japan governing the massage industry is the Act on Practitioners of Massage, Acupressure, Acupuncture and Moxibustion, and etc. (Act No. 217 of 1947). However, we do not market or provide massage, finger pressure, acupuncture, moxa-cauterization or other services regulated under this Act, and this information is clearly provided to all customers prior to them receiving our salon services.

Regulations Governing our Franchises

Japan has antitrust laws that protect consumers and regulate how companies operate their businesses. Among the various Japanese antitrust laws, the seminal antitrust law is the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947, as amended) (which we refer to as the “Antimonopoly Act”). The Antimonopoly Act prohibits certain activities that inappropriately induce or mislead persons into entering into a business relationship with us through our granting of seemingly preferable trade terms and conditions that could create false impressions in relation to other franchisors we compete with.

The Japan Fair Trade Commission (which we refer to as the “JFTC”) enforces the Antimonopoly Act and other Japanese antitrust laws. The JFTC issued the “Guidelines Concerning the Franchise System Under the Antimonopoly Act” on April 24, 2002 (last amended on June 23, 2011) (which we refer to as the “Guidelines”), under which the JFTC suggests that, prior to entering into a franchise relationship, a franchisor should adequately disclose and explain material trade terms to a potential franchisee in order to prevent any misunderstanding of the material trade terms, and to prevent such potential franchisee from being misled or improperly induced into entering into such franchise relationship. Material trade terms include terms relating to the following:

●	the supply of products after the party becomes a franchisee (such as a system for recommending suppliers);
●	guidance, procedures, frequency, and cost to the franchisee relating to the business activities of the franchise;
●	nature and amount of payments to be collected when the party joins the franchise, whether the payments are refundable or may be returned, and the conditions for refunding or returning the payments;
●	royalties that the franchisee pays to the franchisor for use of trademarks and trade names and for guidance relating to management procedures, including the amount of, procedure for calculating, and the time and method of payment, of royalties;
●	loans the franchisor extends to the franchisee, including the interest rate and the mechanism and conditions of settlement;

●	compensation for any losses the business incurs, including the details of such compensation and whether there is management support from the franchisor in the event of a decline in business;
●	terms of the franchise agreement and the conditions and procedures for renewing or terminating the franchise agreement, including early termination prior to the expiration of its term; and
●	restrictions with respect to the franchisor or other franchisees of the franchise setting up an identical or similar business near the proposed business of the potential party to join the franchise, including whether there are any plans to set up additional businesses and the details of such plans.

In addition, when a franchisor markets its franchise, in the event such franchisor provides a prospective franchisee with an estimate of the revenue or profit that could possibly be generated upon becoming a franchisee, such estimated revenue or profit must be based on a reasonable method of calculation and established facts, such as the results of an existing franchise operating in a similar environment. The franchisor is required to present to the prospective franchisee such methods and facts.

If the JFTC finds any activities that violate the Antimonopoly Act, including any “deceptive customer inducement”, then the JFTC may order the offending franchisor to cease and desist from engaging in such unlawful activities, delete any applicable unlawful clauses from the franchise contract, or carry out any other measures necessary to eliminate such unlawful activities.

In the event the JFTC suspects any violation of the Antimonopoly Act or alleges that we have misled or wrongly induced any of our franchisees based upon any particular trade terms, we could be exposed to risks, including governmental action against us.

Regulations Governing Prepaid Cards

We began issuing our prepaid Re.Ra.Ku® Cards to relaxation salon customers starting in December 2008. Re.Ra.Ku® Card users can continuously use and also replenish the card at our relaxation salons. Prepaid cards are generally considered “prepaid payment methods” (which we refer to as “PPMs”) under the Act on Settlement of Funds (Act No. 59 of 2009) (which we refer to as the “Settlement Act”). PPMs are regulated under the Settlement Act so long as there is a possibility that the cards could be valid for a period of more than six months. The Re.Ra.Ku® Cards do not have expiration dates and therefore are regulated under the Settlement Act.

Issuers of prepaid cards with a validity of longer than six months are referred to as “PPM Providers.” There are two categories of PPM Providers:

(i) a provider of prepaid cards that can only be used to purchase goods or services from that same provider or its affiliates, referred to as a “Private Use PPM Provider”; and

(ii) a provider of prepaid cards that can be used at third party establishments, referred to as “Public Use PPM Providers.”

The Re.Ra.Ku® Card can be used at salons operated by our franchisees, which are considered third parties for the purposes of the Settlement Act. As such, we are considered a Public Use PPM Provider. A Public Use PPM Provider must file an application with the Kanto Local Financial Bureau and receive a license to issue PPM cards. On September 30, 2016, we received our license from the Kanto Local Financial Bureau.

A PPM Provider typically holds a certain amount of its customers’ cash in the form of prepaid amounts on the cards that have not yet been exchanged for goods or services. The total of such amounts for all customers of a PPM Provider is referred to as the “Outstanding Amount.” A Public Use PPM Provider is required to maintain deposits of at least half of its Outstanding Amount at the local Legal Affairs Bureau (although other arrangements are possible), in order to ensure that there are adequate funds for the card holders who are effectively loaning their money to the Public Use PPM Provider through their purchase of the prepaid card. At the end of March and September each year, the Public Use PPM

Provider must calculate its Outstanding Amount and deposit half that amount at the Legal Affairs Bureau within two months. In the following year, if the Outstanding Amount has increased, the Public Use PPM Provider must pay the difference between such Outstanding Amount and the amount deposited with the Legal Affairs Bureau. We made our initial deposit of our Outstanding Amount with the Legal Affairs Bureau on November 28, 2016, in the amount of JPY125,261,250 (US$1,213,889), and made additional deposits in April and November to top-up our account.

Regulations Governing Dispatched Employees for Franchisees

In April 2018, we established our wholly-owned subsidiary, Medirom Human Resources Inc. (which we refer to as “MHR”) under the trade name Re.Ra.Ku Wellness Inc. MHR currently operates our therapist dispatch business. Previously, we hired therapists pursuant to an exemption that allowed us to forego obtaining permission from the Ministry of Health, Labor and Welfare of Japan under the Act for Securing the Proper Operation of Worker Dispatching Undertakings and Improved Working Conditions for Dispatched Workers (which we refer to as the “Dispatch Act”), and dispatched such therapists to our franchisees. When the Ministry of Health, Labor and Welfare of Japan eliminated the applicable exemption in September 2018, we decided to transfer the therapist dispatch business to MHR. MHR has obtained a worker dispatch license from the Ministry of Health, Labor and Welfare of Japan under the Dispatch Act, which is valid through July 31, 2021.

Regulations Governing our Recruiting License

In August 2013, we obtained a recruiting agency license (which we refer to as a “Recruiting License”) from the Ministry of Health, Labor and Welfare of Japan under the Employment Security Act. We are required to obtain the Recruiting License because certain members of our staff, mostly consisting of relaxation therapists, are introduced to and placed at our franchisees. Such staff members typically provide training and relaxation services to salons managed by our franchisees.

Personal Information Protection

We are subject to laws and regulations regarding privacy and protection of user data and personal information, due to our customer data collection operations in connection with our Digital Preventative Healthcare Segment. The application and interpretation of these and other similar international laws and regulations regarding privacy and protection of user data and personal information is often uncertain, particularly with respect to the new and rapidly evolving industry in which we operate.

In Japan, the Act on the Protection of Personal Information (which we refer to as the “APPI”) and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under the APPI, we are required to lawfully use personal information we have obtained within the purpose of use we have specified and take appropriate measures to maintain the security of such personal information. We are also restricted from providing personal information to third parties without the consent of such user. The APPI also includes regulations relating to the handling of sensitive personal data and anonymous personal data and the transfer of personal information to foreign countries. We collect information from our relaxation salon customers through the questionnaire completed by each first-time customer. Some of the information we collect through that questionnaire could fall under the category of sensitive personal data under the APPI.

C.Organizational Structure

The Company’s principal operating subsidiaries at December 31, 2020 are as follows:

	Jurisdiction	Percentage Interest Held
Bell Epoc Wellness Inc.	Japan	100%
Decollte Wellness Corporation	Japan	100%
JOYHANDS WELLNESS Inc.	Japan	100%
Medirom Human Resources Inc.	Japan	100%

D.Property, Plants and Equipment

As of December 31, 2020, we have 290 relaxation salons, each of which is leased at metro/subway stations, shopping malls, plazas, and high-traffic streets throughout Japan. We invest in leasehold improvement, equipment, and furniture in our directly-operated salons. The terms and conditions of the lease arrangements varies by agreement.

Our corporate headquarters are located at 2-3-1 Daiba, Minato-ku, Tokyo, Japan. The term of our lease for this location expires on November 30, 2022, although there is a renewal provision in the lease agreement whereby the lease will automatically renew for an additional two years unless one of the parties provides notice of termination at least six months prior to the expiration of the current lease term. Our Re.Ra.Ku® College is annexed to our corporate headquarters, and we also have branch school locations at Nagoya, Fukuoka and Yokohama.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections of this annual report entitled “Selected Financial Data” and “Business”, and our consolidated financial statements and related notes thereto, included elsewhere in this annual report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

For a discussion of the comparison of our 2019 and 2018 operating results and related information, please refer to the information included under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as included in the Company’s Registration Statement on Form F-1, File No. 333-250762, declared effective on December 28, 2020, which is not incorporated in this Annual Report.

Overview

Our principal business is to own, develop, operate, manage, and support relaxation salons through the franchising and through direct ownership of such salons throughout Japan. We seek to be the leading provider of relaxation and bodywork services in the markets we serve and to become the most recognized brand in our industry through the steady and focused expansion of relaxation salons in key markets throughout Japan and potentially abroad.

As of December 31, 2020, we and our franchisees operated 290 salons, of which 150 were operated as Company-operated salons, and 140 were operated by our franchisees.

Our current strategy is to grow our business through development of additional franchises, and to continue to expand the number of our directly-operated salons in a deliberate and measured manner. In addition, we believe that we can continue the development of, and revenue generation from, Company-operated salons through further selective acquisition of existing franchised salons and the opening of greenfield units. We will seek to acquire existing franchised salons that meet our criteria for demographics, site attractiveness, proximity to other salons, and other suitability factors.

Key Financial Definitions

Revenue.   Revenue consists of the following items: revenue from directly-operated salons, franchise revenue, and other revenues.

Cost of Revenue.   The total cost of delivering services to customers consists of the following items: cost of goods sold, subcontract expenses, cost of franchise royalty and affiliation revenue, salon operating cost, salaries for therapists, legal and welfare expenses, provision for paid annual leave, travelling expenses, salon rent, depreciation and amortization, gain/loss from asset retirement obligation, interest expenses for asset retirement obligation, business consignment expenses, and others.

Selling, General and Administrative Expenses.   Selling, general and administrative expenses, or SG&A, includes the costs to sell and deliver services and the costs to manage the company as follows: directors’ compensations, salaries and allowances, bonuses, legal welfare expenses, provision for paid annual leave, recruiting expenses, travel expenses, advertising expenses, rent, taxes and duties, commission fees, compensations, depreciation and amortization, provision for doubtful accounts, and others.

Non-U.S. GAAP Measures

Financial Expense and Income.   We define financial expense and income as dividend income plus interest income less interest expense and use it to measure net financial burden of our borrowings.

Adjusted EBITDA.   We define Adjusted EBITDA as net income (loss), adjusted to exclude: (i) dividend and interest income, (ii) interest expense, (iii) gain from bargain purchases, (iv) other, net, (v) income tax expense, (vi) equity in earnings (loss) of investment, (vii) depreciation and amortization, (viii) losses on sales of directly-operated salons to franchises, (ix) losses on disposal of property and equipment, and other intangible assets, and (x) impairment loss on long-lived assets. Management considers Adjusted EBITDA to be a measurement of performance which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or other measurements under GAAP. Adjusted EBITDA is not calculated identically by all companies and, therefore, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

We use Adjusted EBITDA to enhance our understanding of our operating performance, which represents our views concerning our performance in the ordinary, ongoing and customary course of our operations. We historically have found it helpful, and believe that investors have found it helpful, to consider an operating measure that excludes certain expenses relating to transactions not reflective of our core operations.

The information about our operating performance provided by this financial measure is used by our management for a variety of purposes. We regularly communicate Adjusted EBITDA results to our board of directors and we discuss with the board our interpretation of such results. We also compare our Adjusted EBITDA performance against internal targets as a key factor in evaluating our periodic operating performance at each salon level, segment level, and consolidated level, largely because we believe that this measure is indicative of how the fundamental business is performing and is being managed.

Adjusted EBITDA Margin.   Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

CAPEX.   Capital expenditure, or CAPEX, is the sum of investment amounts on tangible fixed assets and intangible assets during the period. These investment activities consist of acquisitions of property and equipment, acquisitions of businesses, and cost additions to internal use software. CAPEX—paid-out cash basis is the cash amount actually paid during the period to the CAPEX investments defined above, while CAPEX—paid-out cash plus future payment obligation basis is the sum of CAPEX—paid-out cash basis and the unpaid but obliged to pay amounts in the future to the same capital investments which remain on our consolidated balance sheet as accounts payable or accrued expenses.

Key Performance Indicators

In assessing the performance of our business, we consider several key performance indicators used by management. We receive monthly performance reports from our system and our salons which include key performance indicators per salon including sales, number of customers, number of newly-acquired customers, number of repeat customers, sales per customer, and operation ratio. We believe these indicators provide us with useful data with which to measure our performance and to measure the performance of our own and our franchisees’ salons.

These key indicators include:

●Number of Salons.   Directly-operated salons, and franchisees’ salons.
●Total Customers Served.   The number of customers serviced at salons (other than JOYHANDS WELLNESS).
●Sales Per Customer.   The ratio of total salon sales to number of treated customers at salons (other than JOYHANDS WELLNESS).
●Repeat Ratio.   The ratio of repeat customer visits to total customer visits in the applicable month or other stated period.
●Operation Ratio.   The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month or other stated period.

The following table sets forth the above key performance indicators for the periods presented:

	Year ended December 31,
	2020	2019
Number of Salons	290	283
Sales per Customer(1)	¥6,486	¥6,064
Repeat Ratio	82.60%	81.72%
Operation Ratio	48.20%	50.36%
Total Customers Served (2)	64,649	69,704

(1)	We define sales per customer as the ratio of total salon sales to number of treated customers at salons (other than JOYHANDS WELLNESS for which comparative financial and customer data is not available).
(2)	Total customers served is the actual number of served customers in the month of December of each year, excluding JOYHANDS WELLNESS as comparative financial and customer data is not available.

Factors Impacting our Operating Results

We expect that our results of operations will be affected by a number of factors and will primarily depend on the global economy, issues related to the COVID-19 pandemic in Japan and elsewhere, general market conditions, customer preference, and the competitive environment.

Our revenues, operating results and financial performance are impacted by a multitude of factors, including, but not limited to:

Business Environment.   According to the 2019 Yano Report, the relaxation market continues to see industry consolidation and notable category entrants from low-price, high turnover service providers, athletic and personal training services, and body stretching. We anticipate that market share will be further transferred to the category leaders in the industry, as smaller, private operators sell their businesses for retirement and/or market competition reasons. We believe that we stand to benefit from these industry trends.

Our Achievements.   To date, we have not engaged in price competition, which we believe will damage the reputation of our industry in the long run. We try to increase the revenue per customer by providing quality services. The year over year comparison between December 2019 and December 2020 shows that our average revenue per customer had grown by 6.96%, from JPY6,064 (US$58.77) to JPY6,486 (US$62.85). We also control the opening of new salons and focus on improving profitability, which we believe will eventually contribute to the higher customer satisfaction. Our repeat ratio was 81.72% in December 2019 and 82.60% in December 2020. We believe that our training method and system is the key in sustaining long term growth in the high-end market. As a result of further consolidation with other companies in the same industry, the number of stores in our group has increased to 290 as of December 31, 2020.

New Business.   In our Digital Preventative Healthcare Segment, we have been involved in the Specific Health Guidance Program, promoted by the Ministry of Health, Labor and Welfare of Japan, and have developed what we believe will be the only self-charging wearable activity device called MOTHER Tracker®, which was introduced at the Consumer Electronics Show in Las Vegas in January 2020.

Issues to be Solved.   The relaxation industry is expected to face a difficult business environment due to a shortage of therapists and increased hiring costs. Under these circumstances, we have set the goal of “No. 1 Quality”, in addition to replenishing our workforce by hiring a large number of fresh graduates. We own and operate our proprietary job portal website, targeting prospective therapist candidates. The job portal website was launched on February 1, 2020 and, as of December 31, 2020, 21% of our new employees during fiscal 2020 have been hired through the site. By introducing the service, we expect to reduce our hiring costs paid to manpower agencies. One of the primary reasons for small independent salons’ exiting from the sector is the difficulty in securing sufficient employees for the salons.

We strive to achieve sustained growth and strengthen our revenue base by improving our sources and uses of cash flows, including scenario planning for anomalous legal or economic events that may impact our core operations. Additionally, we will utilize a zero-based budgeting approach to shore up balance sheet health, minimize ineffective spending, and maintain tight controls on cash flows across the holding company structure, including restricting subsidiary dividends, debt incurrence, or any other operating or financing actions that may impact our liquidity.

Assessment of Impact of the COVID-19 to the Company’s Business Operations, Liquidity, and Capital Resources

The global outbreak of COVID-19 has been impacting Japan throughout 2020. In April 2020, the Japanese government issued the Declaration, whereby the Japanese government requested the closing of non-essential activities and businesses across the country as a preemptive safeguard against the COVID-19 pandemic. This adversely impacted businesses across the nation, particularly in the retail segment in which we operate. The Japanese government-requested halt in business lasted through May 2020.

During the period, the COVID-19 pandemic and the Government-driven or voluntary closure of workplaces and public spaces, the reluctance or inability to commute on public transportation, shop, or enjoy outdoor leisure activities has affected our business operations and liquidity position. We undertook several measures to mitigate the impact on our Company and our employees.

Closure of Operations or Shortened Operations at Our Salons

In March, some shopping malls and landlords, the properties of whom our salons are located, decided to voluntarily shorten their open hours or close their malls, resulting in shorter hours in operation or closure of our directly-operated and franchised salons.

On April 7, 2020, the Japanese government issued the Declaration which initially covered Tokyo, Kanagawa, Saitama, Chiba, Osaka, Hyogo, and Fukuoka Prefectures. Since our salon locations are primarily located in the Tokyo Metropolitan area, which includes Tokyo, Kanagawa, Saitama, and Chiba, our salon operations were adversely impacted. We closed or shortened the operation of salons due to the Declaration. On April 16, 2020, the government expanded the coverage of the Declaration to be nationwide, resulting in an expansion of our salon closures and shortened operations. By April 30, 2020, all but 8 of the Company’s Re.Ra.Ku® brand salons were closed temporarily, with those remaining open operating on reduced hours. On May 25, 2020, the Declaration was completely lifted. As of December 31, 2020, only 14 of our salons operated with reduced hours.

On January 7, 2021, Japanese government issued the second Declaration of Emergency for COVID-19, which applied to Tokyo, Kanagawa, Saitama, and Chiba prefectures and was planned to be effective from January 8 to

February 7, 2021. In the declaration, the government requested shopping malls and other large-sized commercial properties, where many of our salons are located, to close stores at 8 p.m. The declaration also requested businesses to introduce remote work from home, which also impacted sales of our salons located in business districts. On January 13, 2021, the government expanded the declaration to seven other prefectures (Osaka, Kyoto, Hyogo, Aichi, Gifu, Fukuoka, and Tochigi). On February 2, 2021, the government decided to extend the declaration till March 7 over ten prefectures excluding Tochigi. On February 28, 2021, the government released six prefectures excluding Tokyo, Kanagawa, Saitama, and Chiba from the declaration. On March 5, 2021, the government decided to extend the declaration over the four prefectures till March 21. On March 21, 2021, the second Declaration of Emergency was fully lifted. Despite it having an adverse impact on our sales activities during the period, compared to the first Declaration of Emergency, in which most of shopping malls voluntarily closed the whole properties, there was much less impact. During the second declaration, 76 salons had shortened operations and 1-2 salons fully closed operations.

On April 23, 2021, the Japanese government issued the third Declaration of Emergency applicable to Tokyo, Osaka, Hyogo, Kyoto during the period from April 25 to May 11. The declaration requested department stores and other large-sized commercial properties to close operation. This affected the operation of our salons located in shopping malls and spa facilities.  As of May 10, 2021, 28 salons had shortened operation and 36 salons fully closed their operation. On May 6, 2021, the government announced it will extend the declaration till May 31 and add Fukuoka and Aichi prefectures to the scope of the declaration.

Although the declarations have been adversely affecting our business, we are managing our operations by relocating therapists from closed or shortened salons to those lacking enough therapists, or issuing furlough to those who cannot be relocated to other open salons and applying for governmental subsidies.

Decrease in Number of Served Customers and Sales Per Customer

During the period from March to May 2020, the number of our served customers dropped dramatically due in large part to the Japanese government-requested closures of our salons. However, our customer numbers recovered markedly by June 2020 as Japanese government-requested closures were lifted and businesses reopened, but still reflecting a year over year decrease of approximately 33% in June, 19% in July, 13% in August, 10% in September, 0% in October, 3.5% in November and 7% in December 2020. The impact of the COVID-19 pandemic is still affecting our business and the management expects the number of served customers to remain lower than 2019 for the next several months. Notwithstanding the decreased level of served customers in recent months, the sales per customer during 2020 has surpassed the same period in 2019. Despite the pandemic, the sales per customer experienced an increase of 7% for the year ended December 31, 2020 compared to the year ended 2019.

Mitigation Efforts

After the Japanese government announced the Declaration, we furloughed most of our relaxation therapists and headquarter employees in order to mitigate the impact on revenue due to closure or shortened operating hours of our salons. We have also applied for the subsidy program for employment adjustment by the Japanese government with COVID-19 special treatment, which incentivizes companies to retain their employees. During 2020, the Company received ¥111,581 thousand from the subsidy program.We believe the subsidy can help to cover the payroll costs of furloughed employees.

At the same time, to minimize our operating losses, the Company has sought rent reductions for our salon spaces. In total, we succeeded in temporarily reducing the rental expenses, including commissions and fixed monthly installment payments, through negotiation with our landlords, during April and May 2020.

Delay in Our Salon Development and Hiring Activities that Could Affect Our Future Growth

During the period of the nationwide Declaration and the Company’s temporary reduction in force, we could not be active in new salon development both for our directly-operated salons and franchised salons. In addition, our hiring activities were similarly affected, although we continued to have interviews with therapist candidates and candidates for key positions at headquarters via video conference.

Since the primary source of our revenue generation is the relaxation services by our therapists at our salons, retaining well-trained existing therapists and hiring new therapists are the core of our business activities. Now that our recruiting activity has resumed following the lifting of the Declaration, we are targeting an acceleration of our recruiting activities to meet our growth target, while we monitor our short-term profitability and liquidity.

A.Operating Results

Comparison of the Results for the Year Ended December 31, 2020 and December 31, 2019

(in thousands, except change % data and Adjusted EBITDA margin )	Year ended December 31,			Change (2020 vs 2019)
Consolidated Statement of Income Information:	2020($)	2020(¥)	2019(¥)	$	¥	%
Revenues:
Relaxation Salons	$32,134	¥3,315,947	¥3,864,656	$(5,317)	¥(548,709)	(14.2)%
Digital Preventative Healthcare	249	25,670	43,608	(174)	(17,938)	(41.1)%
Total revenue	32,383	3,341,617	3,908,264	(5,491)	(566,647)	(14.5)%
Cost of revenues and operating expenses:
Cost of revenues	28,226	2,912,667	2,957,506	(435)	(44,839)	(1.5)%
Selling, general and administrative expenses	10,355	1,068,537	871,862	1,907	196,675	22.6%
Impairment loss on long-lived assets	1,032	106,501	44,546	600	61,955	139.1%
Total cost of revenues and operating expenses	39,613	4,087,705	3,873,914	2,072	213,791	5.5%
Operating (loss) income	$(7,230)	¥(746,088)	¥34,350	$(7,563)	¥(780,438)	(2272.0)%
Other income (expenses):
Dividend income	—	2	2	—	—	0.0%
Interest income	13	1,332	1,336	—	(4)	(0.3)%
Interest expense	(128)	(13,234)	(13,591)	3	357	(2.6)%
Gain from bargain purchases	—	—	6,487	(63)	(6,487)	(100.0)%
Other, net	1,272	131,299	4,153	1,233	127,146	3061.5%
Total other income (expenses)	1,157	119,399	(1,613)	1,173	121,012	(7502.3)%
Income tax (benefit) expense	(848)	(87,519)	15,961	(1,002)	(103,480)	(648.3)%
Equity in earnings (loss) of investment	—	—	559	(5)	(559)	(100.0)%
Net (loss) income	$(5,225)	¥(539,170)	¥17,335	$(5,393)	¥(556,505)	(3210.3)%
Adjusted EBITDA(1)	$(5,267)	¥(543,456)	¥139,301	$(6,617)	¥(682,757)	(490.1)%
Adjusted EBITDA margin(2)	(16.3)%	(16.3)%	3.6%	—	—	(19.9)	pt.

(1) For a reconciliation of Adjusted EBITDA to net income (loss), the most comparable U.S. GAAP measure, see the following table.

Reconciliation of non-GAAP measures:	Year ended December 31,
(in thousands, except Adjusted EBITDA margin)	2020($)	2020(¥)	2019(¥)
Net (loss) income	$(5,225)	¥(539,170)	¥17,335

Dividend income and interest income	(13)	(1,334)	(1,338)
Interest expense	128	13,234	13,591
Gain from bargain purchases	—	—	(6,487)
Other, net	(1,272)	(131,299)	(4,153)
Income tax expense	(848)	(87,519)	15,961
Equity in earnings (loss) of investment	—	—	(559)

Operating income	$(7,230)	¥(746,088)	¥34,350

Depreciation and amortization	604	62,290	46,174
Losses on sales of directly-operated salons to franchises	—	—	9,600
Losses on disposal of property and equipment, net and other intangible assets, net	328	33,841	4,631
Impairment loss on long-lived assets	1,031	106,501	44,546

Adjusted EBITDA	$(5,267)	¥(543,456)	¥139,301

Adjusted EBITDA margin	(16.3)%	(16.3)%	3.6%

(2) Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

	Year ended December 31,
	2020	2019
Number of Salons	290	283
Sales per Customer(1)	¥6,486	¥6,064
Repeat Ratio	82.60%	81.72%
Operation Ratio	48.20%	50.36%
Total Customers Served (2)	64,649	69,704

(1) We define sales per customer as the ratio of total salon sales to number of treated customers at salons (other than JOYHANDS WELLNESS for which comparative financial and customer data is not available).

(2) Total customers served excludes JOYHANDS WELLNESS as comparative financial and customer data is not available.

The number of our salons increased by 7 stores to 290 in the year ended December 31, 2020 from 283 stores in the year ended December 31, 2019. The increase in the number of salons is attributed to the opening of new direct stores and franchise stores and partially offset by store acquisitions and divestitures.

Sales per customer increased by 7.0% to JPY6,486 (US$62.85) in the year ended December 31, 2020 from JPY6,064 (US$58.77) in the year ended December 31, 2019. Sales per customer, which is the ratio of total salon sales to the number of treated customers served at salons (other than JOYHANDS WELLNESS for which comparative financial and customer data is not available), is influenced, in particular, by pricing of services at given salons, which is impacted by the level and quality of services. The period-over-period increase in the sales per customer reflects these two factors and was offset in part by a lower average sale price for the comparative period in 2019.

Repeat ratio increased by 0.9 percentage points to 82.60% in the year ended December 31, 2020 from 81.72% in the year ended December 31, 2019. The increase is attributed to the stable demand from our existing customers during the COVID-19 pandemic. As many recreational businesses were closed or reduced their operations during the COVID-19 pandemic, we experienced an increase in the frequency of visits to our salons by our existing customers.

Operation ratio decreased by 2.2 percentage points to 48.2% in the year ended December 31, 2020 from 50.36% in the year ended December 31, 2019. We believe that the slight increase is a result from the COVID-19 recovery during the year ended December 31, 2020.

We continue to drive our strategic initiatives and progress toward long-term growth and profitability. During the year ended December 31, 2019, our directly-operated salons decreased 10 (net) and our franchised salons increased 30 (net). During the year ended December 31, 2020, our directly-operated salons increased 43 (net) and our franchised salons decreased 36 (net).

Revenues

Revenues derived from our Relaxation Salon Segment were JPY3,864,656 thousand (US$37,452 thousand) in the year ended December 31, 2019, and JPY3,315,947 thousand (US$32,134 thousand) in the year ended December 31, 2020.

The revenue from our Relaxation Salon Segment consists of revenue from directly-operated salons and revenue from franchising. In the year ended December 31, 2019, our revenue from directly-operated salons and from franchising was JPY2,031,155 thousand (US$19,684 thousand) and JPY1,833,501 thousand (US$17,768 thousand), respectively. In the year ended December 31, 2020, our revenue from directly-operated salons and from franchising decreased to JPY2,026,806 thousand (US$19,641 thousand) and JPY1,289,141 thousand (US$12,493 thousand), respectively.

The primary factor for the decrease in revenues from directly-operated salons between year end 2019 and 2020 was the decrease in the number of customers due to the COVID-19 pandemic. In the year ended December 31, 2019, our salons had customer visits of 857 thousand, while in the same period of 2020, the figure was 650 thousand excluding visitors to our JOYHANDS WELLNESS salons located in spa facilities (for which data is not available).

The primary reason for the decrease in revenues from franchising was also the decrease in the number of customers due to the COVID-19 pandemic. In the year ended December 31, 2019, our franchised salons had served 302.9 thousand customers, while in the same period of 2020, franchised salons served 187.5 thousand customers. Although this decrease in revenue by our franchisees resulted in less royalty income for the Company, our expenses for providing supporting services to our franchisees decreased accordingly.

We recognize revenue from initial franchise membership on the opening date of the new franchised salons. In addition, our revenue from franchise royalties includes revenues from recurring royalty income, rental income from subleased salon properties, construction of franchised salons, uniforms and training sales.

The revenue from our Preventative Healthcare Segment decreased 41.1% for the year ended December 31, 2020 compared to the same period in 2019, as a result of a slower increase in the number of participants in the Health Guidance Program during the COVID-19 pandemic. Our MOTHER Tracker®is still at the development stage and as such generates no revenue.

Cost of Revenues

For the year ended December 31, 2019 and 2020, the cost of revenues was JPY 2,957,506 thousand (US$28,661 thousand) and JPY2,912,667 thousand (US$28,226 thousand), respectively. Total cost of revenues stayed relatively flat for the year ended December 31, 2020 compared to the prior year as a result of an increase in the total number of salons from 283 to 290, offset by cost reduction efforts to mitigate the impact of COVID-19. These cost reductions included furlough of our relaxation therapists and employees, as well as temporary rent reductions negotiated with the landlords. The cost to revenue ratios were 75.7% during the year ended December 31, 2019 and 87.2% during the comparable period in 2020. Total cost of revenues as a percentage of revenue increased from the prior year as a result of lower revenue levels due to COVID-19, which outpaced the decreases in cost of revenues.

The cost of revenue from directly-operated salon increased by JPY236,950 thousand (US$2,296 thousand) from JPY1,912,893 thousand (US$18,538 thousand) in the year ended December 31, 2019 to JPY2,149,843 thousand (US$20,833 thousand) in the year ended December 31, 2020. The cost of revenue from franchising activities decreased by JPY274,854 thousand (US$2,664 thousand) from JPY1,019,956 thousand (US$9,884 thousand) in the year ended December 31, 2019 to JPY745,102 thousand (US$7,221 thousand) in the year ended December 31, 2020. The increase in cost of revenues from directly-operated salons and the corresponding decrease in cost of revenues from franchised salons was due to the acquisition of franchised salons and conversion into directly-operated salons.

Selling, General, and Administration Expenses

For the year ended December 31, 2019 and 2020, the selling, general, and administration expenses were JPY871,862 thousand (US$8,449 thousand) and JPY1,068,537 thousand (US$10,355 thousand), respectively. The percentage of revenue of selling, general, and administration expenses in the year ended December 31, 2019 and 2020 was 22.3% and 32.0%, respectively. The increase in 2020 was a result of an increase in the number of new college graduate employees, moving expenses incurred in connection with the relocation of our headquarters, and professional fees incurred in connection with our initial public offering.

Impairment Loss on Long-lived Assets

MD, BEW and DW recorded impairment losses of JPY30,224 thousand (US$293 thousand), JPY9,420 thousand (US$91 thousand) and JPY4,902 thousand (US$48 thousand), respectively, for 2019 while MD and DW recorded impairment losses of JPY93,589 thousand (US$907 thousand) and JPY12,912 thousand (US$125 thousand), respectively, for 2020. The impairment losses increased as certain salons with relatively long contract terms of leases and large amounts of asset retirement costs were impaired.

Interest Expense

Interest expense was relatively flat in 2020 compared with that of 2019.

Gain from Bargain Purchase

Gain from bargain purchases through acquisitions of relaxation salons decreased by JPY6,487 thousand (US$63 thousand) from the prior year because we entered into no bargain purchase transaction.

Other Income—Net

Other income increased in 2020 by JPY127,146 thousand (US$1,232 thousand) to JPY131,299 thousand (US$1,272 thousand), a 3,061.5% increase from 2019. The increase in other income was due to the receipt of government subsidies of JPY111,581thousand (US$1,081 thousand) in relation to COVID-19.

Income Tax Expense

Income tax benefit for 2020 was JPY87,519 thousand (US$848 thousand), an improvement of JPY103,480 thousand (US$1,003 thousand), from income tax expense of JPY15,961 thousand (US$155 thousand). This was mainly due to deferred tax benefit of JPY 107,264 thousand (US$1,039 thousand) recorded for 2020 whereas deferred tax expense of JPY5,739 thousand (US$56 thousand) incurred for 2019, which was partially offset by an increase in current tax expense by JPY9,523 thousand (US$92 thousand). The fluctuation in deferred tax expense was driven primarily by fluctuations in deferred tax assets related to operating loss carryforwards. The increase in current tax expense was mainly due to an increase in inhabitant tax per capita, which is calculated based on capital and the number of employees.

Net Income and Adjusted EBITDA

Our consolidated net income in the year ended December 31, 2019 was JPY17,335 thousand (US$168 thousand), or 0.4% of consolidated revenue, while our consolidated net loss for the comparable period in 2020 was JPY539,170 thousand (US$5,225 thousand), or -16.1% of consolidated revenue, as a result of the key factors described above. Our Adjusted EBITDA decreased from JPY139,301 thousand (US$1,350 thousand) in the year ended December 31, 2019 to a loss of JPY(543,456) thousand (US$5,267 thousand) for the comparable period in 2020, resulting in an Adjusted EBITDA margins of 3.6%, and (16.3)% for the year ended December 31, 2019 and 2020, respectively. The key factors behind this decrease, other than changes in revenues, cost of revenues, and selling, general and administrative expenses, were the increase of impairment loss on long-lived assets by JPY61,955 thousand (US$600 thousand) and increase of subsidies by JPY111,581thousand (US$1,081 thousand).

B.Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements. We generally funded our operations with cash flow from operations, and, when needed, with borrowings from Japanese financial institutions. Our principal uses for liquidity have been to fund development of new salons, acquisitions of salons or relaxation businesses from franchisees or third parties, development of new software for new business and/or internal use, our daily operations, working capital and debt service. We believe our sources of liquidity and capital will be sufficient to finance our continued operations, growth strategy and additional expenses we expect to incur as a public company for at least the next 12 months.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,
	2020($)	2020(¥)	2019(¥)
Net (loss) income attributable to shareholders	$(5,225)	¥(539,170)	¥17,335
Net cash provided by operating activities	(3,551)	(366,420)	7,870
Net cash used in investing activities	(1,353)	(139,599)	(37,931)
Net cash provided by financing activities	13,879	1,432,131	331,994
Net increase of cash and cash equivalents during the period	8,975	926,112	301,933
Cash and cash equivalents at beginning of period	$4,977	¥513,621	¥211,688
Cash and cash equivalents at end of period	$13,952	¥1,439,733	¥513,621

Operating Activities

Net cash flows provided by operating activities decreased from JPY7,870 thousand (US$76 thousand) in the year ended December 31,2019 to negative JPY366,420 thousand (US$3,551 thousand) in the year ended December 31, 2020, primarily due to decrease in net income attributable to shareholders, decrease in contract liabilities, decrease in deposits received, while partially offset by decrease in accounts receivable, increase in accrued expenses, increase in lease and guarantee deposits, and add-back of impairment loss on long-lived assets and depreciation and amortization.

Investing Activities

Net cash flows used in investing activities increased from JPY37,931 thousand (US$ 368 thousand) in the year ended December 31, 2019 to JPY139,599 thousand (US$1,353 thousand) in the year ended December 31, 2020, primarily due to acquisitions of businesses, acquisitions of property and equipment, cost additions to internal use software, partially offset by proceeds from sale of affiliated company securities and payment received on long-term accounts receivable-other, net.

The total amount of capital investment made in the year ended December 31, 2020 was JPY203,320 thousand (US$1,970 thousand). The main investments were JPY99,195 thousand (US$961 thousand) for acquisitions of businesses, JPY73,556 thousand (US$713 thousand) for acquisition of property and equipment, and JPY30,569 thousand (US$296 thousand) for additional development of internal use software.

Financing Activities

Net cash flows from financing activities increased from JPY331,994 thousand (US$3,217 thousand) in 2019 to JPY1,432,131 thousand (US$13,879 thousand) in 2020, primarily due to proceeds from the initial public offering of JPY1,168,627 thousand (US$11,325 thousand) in December 2020, proceeds from long-term borrowings of JPY775,000 thousand (US$7,510 thousand), partially offset by the repayment of long-term loans of JPY206,440 thousand (US$2,001 thousand), repayment of short-term loans of JPY180,000 thousand (US$1,744 thousand), payment of deferred offering costs of JPY97,857 thousand (US$948 thousand), and payment of installment payables related to business acquisitions of JPY33,949 thousand (US$329 thousand).

Credit Facilities and Corporate Bonds

As of December 31, 2020, we have 27 business loans outstanding from six Japanese financial institutions. The balance on the outstanding loans as of December 31, 2020 was JPY910,661 thousand (US$8,825 thousand), with interest rates ranging from 0.21% to 3.98%, and a weighted average interest rate of 1.33%. The loans mature at various dates through 2035. Our Chief Executive Officer and a director, Kouji Eguchi, is a guarantor with respect to 20 of our 27 outstanding loans.

In addition, we have a fundamental funding and treasury policy of (i) maintaining a balanced ratio of debt to equity, and (ii) aligning our repayment of loans with our cash flow from business. Our primary use of funds from our loans is capital expenditures on newly opened Company-owned salons. Therefore, we have sought debt financing with longer than three-year terms and equal monthly repayment amounts of principal and interest in order to align our debt repayment schedule with our cash flow from our salon business operations. In order to avoid interest rate risk during the terms of the loans, we usually borrow money with fixed interest rates, and do not enter into hedging arrangements. Since our primary business operations are in Japan, our borrowings have been made to date only in Japanese yen with Japanese financial institutions.

Cash Commitments from Contractual and Other Obligations

Payments of contractual obligations and commitments will require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments and financial obligations for various aspects of our operations. The following table sets forth the amount of our contractual obligations as of December 31, 2020.

(in thousands JPY)	Payments due by period:
	Total	Less than 1 year	1-3 years	More than 3 years
Debt obligations	910,661	242,281	246,340	422,040
Operating lease obligations	1,699,721	667,823	863,205	168,693
Other obligations	10,724	2,005	6,015	2,704
Total	2,621,106	912,109	1,115,560	593,437

C.Research and Development, Patents and Licenses, etc.

Our research and development activities have been focusing on development of our on-demand health monitoring smartphone application, Lav®, which has already been released and is capitalized as an software asset. This software asset is amortized over 3 years. We anticipate incurring expense costs for further development of our MOTHER Tracker®, including embedded software development and product design, in 2021.

D.Trend Information

For a discussion of material trends, uncertainties and other events that are reasonably likely to have a material impact on the Company, see Operating Results in Item 5 and Liquidity and Capital Resources in Item 5 of this report.

E.Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our accounting estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. However, actual results may differ from those estimates. Our critical accounting policies are those that materially affect our consolidated financial statements and are subject to complex judgment by our management.

Revenue Recognition

The Company adopted ASU 606 as of January 1, 2020 using the modified retrospective method of adoption for contracts that were not completed as of the adoption and recognized a cumulative-effect adjustment to retained earnings (accumulated deficit) of ¥(458,823) thousand. Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. As a result, the Company has changed its accounting policy for revenue recognition of franchise fees as detailed below. The adoption of this new guidance did not have a material impact for revenue recognition of other than franchise fees. The comparative periods have not been adjusted and continue to be reported under the previous revenue recognition guidance. The details of the significant changes and quantitative impact of the changes are discussed at Note 1 to the Financial Statements. The Company’s revenues consist of the following:

Revenue from Directly-Operated Salons

Revenues from directly-operated salons are recognized when services are provided at the salons.

Franchise Revenue

Franchise Revenue is comprised of (i) franchise fees, (ii) royalty income, (iii) staffing service revenue, (iv) sublease revenue, and (v) other franchise revenues. The Company and the franchisee enter into a franchise agreement which sets forth the standard terms and conditions of operating the franchised salon, as well as the fees and royalties over the term of the agreement. In most cases, an outsourcing agreement, is also entered into in conjunction with the franchise agreement that specifies the terms of the sublease arrangement with the franchisee. Upon the franchisee's request, the Company's therapists are dispatched to franchise locations and franchisees must pay dispatch fees in accordance with the dispatched employees' position.

(i) Franchise fees

The Company receives the entire non-refundable initial franchise fees from the franchisee based on franchise agreement. The franchise agreement typically has an initial term of five years. The services for operating the franchised salon provided by the Company under franchise contract are not separately identifiable within the contract, and are interrelated with the franchise right granted in the franchise agreement. As such the services are considered to represent a single performance obligation. The franchise agreement could be renewed prior to expiration by mutual consent and renewal franchise fees are paid by franchisee upon renewal of agreement. Initial franchise fees and expected renewal franchise fees are recognized as revenue ratably using the time-based input method over the expected average contract life (8-10 years), instead of the contract term, as there is a material right related to renewals.

(ii) Royalty income

The Company collects royalties, an amount calculated by multiplying a certain percentage to gross sales, on a monthly basis. The royalties are subject to the sales- and usage-based royalties constraint and are recognized as revenues based on the monthly royalty earned where such amount is determined on the basis of gross sales made from each salon.

(iii) Staffing service revenue

The Company also generates revenue from providing its therapists to franchisees, which are recognized as revenues based on the total number of working hours of the agency worker during the dispatched period. The Company has elected the 'as-invoiced' practical expedient for its staffing services where the fixed rate per hour is invoiced to the customer.

(iv) Sublease revenue

The Company leases the premises in which the majority of its franchisees operate, where the Company retains the head lease primary obligation, and has entered into corresponding sublease arrangements with franchisees. Revenues from sublease transactions with franchisees are recognized on a straight-line basis over the respective operating lease terms, or at the time of the underlying sales for variable lease payments, in accordance with Accounting Standards Codification ("ASC") 842 Leases ("ASC 842").

(v) Other franchise revenues

Other franchise revenues include other services provided to franchisees separately from the franchise agreements and include advertising, training, studio construction and hiring support. These services are primarily recognized as revenues when services are provided. The Company has elected the 'as-invoiced' practical expedient for its studio construction services where the consideration is invoiced to the customer.

Other Revenues

Other revenues are primarily from the Digital Preventive Healthcare segment, which include revenues from serving implementation of health and wellness programs (Specific Health Guidance Program), and are recognized when services are provided. Health monitoring wearable device service (MOTHER Tracker®) is still at the development stage and as such generates no revenue.

See Note 13 to the Consolidated Financial Statements in Item 18 for further disclosures required under ASC 606.

Revenue is recognized net of consumption tax collected from customers and subsequently remitted to governmental authorities.

Leases

The Company considers whether a contract is a lease or if it contains a lease element when a contract is executed. If a contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration, such contract is determined to contain a lease element. When the contract contains a lease element, a lease is either classified as operating lease or finance lease when the Company is a lessee, and a sales-type lease or direct financing lease when the Company is a lessor.

The Company, as a lessee, applies the right-of-use model to account for lease transactions. Under the right of-use model, right-of-use asset and lease liability are recognized at commencement date. The Company measures its lease liability at present value of future lease payments over the remaining term. The Company uses its incremental borrowing rate for the discount rate to calculate the present value of the payments since it is difficult and not practical to determine the interest rate implicit in the lease. The Company’s incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Right-of-use asset is initially measured as the initial amount of the lease liability, plus any lease payments made to the lessor before the lease commencement date, plus any initial direct costs incurred, minus any lease incentives received. When the Company determines a lease term, if a lease contract contains an option to extend its lease term, we are reasonably certain to exercise such option so we include the extending period in its lease term. This is mainly due to the severe economic loss the Company may face for not exercising the right of extension, such as recognizing impairment loss of attached facilities and loss resulting from failure to receive the franchise fee originally obtainable. Initial lease terms are generally between 3 and 10 years.

For operating leases, the Company recognizes the minimum lease payments where it is the lessee and the minimum lease income where it is the lessor on a straight-line basis over the lease term, and reflects them as rental expenses and rental revenues, respectively, in the consolidated statements of (loss) income.

Operating rental expense includes amortization of right-of-use assets and interests on lease liability. Variable lease expenses are primarily linked to sales and are excluded from the measurement of lease liability.

Rental expenses are recorded in the consolidated statements of (loss) income based on the nature of the underlying lease. Rental expense related to leases for directly-operated salons and for leased properties that are subsequently subleased to franchisees are recorded to “Cost of revenues,” and rental expense related to leases for corporate offices is recorded to “Selling, general and administrative expenses.”

Rental income for operating leases on properties subleased to franchisees is recorded to “Franchise revenue”. Terms and conditions of the sublease agreements are arranged to pass through lease obligations under head leases to the franchisees. Sublease income is presented on a gross basis on the accompanying consolidated statements of income, as the Company remains the primary obligor.

For newly executed contracts, renewal and revision related to leases, estimates and certain assumptions are used to determine asset value, useful lives, discount rate, lease term, etc. and these have effects on (1) classification of lease, (2) measurement of rental payments and (3) measurement of lease asset. These results may differ if varying estimates and assumptions are used.

Impairment of Long-lived Assets, Excluding Goodwill

The Company assesses impairment of long-lived assets at the individual salon level, as this is the lowest level for which identifiable cash flows are largely independent of other groups of assets and liabilities. The Company reviews the carrying value of long-lived assets or a related group of assets to be held and used for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when the estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition are less than their carrying values. The impairment loss is measured as the amount by which the carrying value of the asset or asset group exceeds its fair value. In determining the fair value, the Company uses present value techniques, if appropriate, based on the estimated future cash flows expected to result from the use of the assets and their eventual dispositions. During 2020, long-lived assets impairment charges related to continuing operations of ¥36,405 thousand and ¥69,910 thousand were recorded on property and equipment and right-of-use asset — operating leases, respectively. During 2019, long-lived assets impairment charges related to continuing operations of ¥9,825 thousand and ¥34,721 thousand were recorded on property and equipment and right-of-use asset — operating leases, respectively.

Recently Adopted Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASC 606”). The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers in the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Additionally, the guidance requires improved disclosure to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The new guidance supersedes most current revenue recognition guidance, including industry-specific guidance. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (ASC 606) and Leases (ASC 842) -Effective Dates for Certain Entities. The standard permits private entities that have not yet issued their financial statements or made financial statements available for issuance as of June 3, 2020 to adopt ASC 606 for annual reporting periods beginning after December 15, 2019.

The Company adopted ASU 606 as of January 1, 2020 using the modified retrospective method of adoption for contracts that were not completed as of the adoption and recognized a cumulative-effect adjustment to retained earnings (accumulated deficit) of ¥(458,823) thousand. Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. As a result, the Company has changed its accounting policy for revenue recognition of franchise fees as detailed below. The adoption of this new guidance did not have a material impact for revenue recognition of other than franchise fees. The comparative periods have not been adjusted and continue to be reported under the previous revenue recognition guidance.

Franchise fees

The adoption of the new revenue recognition guidance changed the timing of recognition of initial franchise fees and renewal franchise fees. Prior to the adoption of ASC 606, the Company recognized revenue under FASB Topic 605

Revenue Recognition ("ASC 605"). Under ASC 605, initial franchise fees are recognized as revenue when the franchised relaxation salon is opened as all material services and conditions related to the initial franchise fee have been substantially performed by the opening date. In addition, under ASC 605, renewal franchise fees are recognized as revenues at the beginning of the renewal term. Under the new revenue recognition guidance, the services for operating the franchised salon provided by the Company under franchise contract are not separately identifiable within the contract, and are interrelated with the franchise right granted in the franchise agreement. As such the services are considered to represent a single performance obligation. Therefore initial franchise fees and expected renewal franchise fees are recognized as revenue ratably over the expected average contract life (8-10 years), instead of the contract term, as there is a material right related to renewals.

Fair Value Measurement Disclosures

In August 2018, the FASB issued ASU No. 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. This amendment provides updates to the disclosure requirements on fair value measures in Topic 820 which includes the changes in unrealized gains and losses in other comprehensive income for recurring Level 3 fair value measurements, the option of additional quantitative information surrounding unobservable inputs and the elimination of disclosures around the valuation processes for Level 3 measurements. The Company has adopted this standard effective January 1, 2020. The adoption of this standard did not have a material effect on the Company's condensed consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires measurement and recognition of expected credit losses for financial assets measured at amortized cost, including accounts receivable, upon initial recognition of that financial asset using a forward-looking expected loss model, rather than an incurred loss model. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). The standard defers the effective dates of ASU 2016-13 for SEC filers that are eligible to be smaller reporting companies, non-SEC filers and all other companies. As a result, Topic 326 is effective for interim and annual reporting periods beginning in 2023. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

Income Taxes

In December 2019, the FASB issued ASU 2019-12 Income Taxes - Simplifying the Accounting for Income Taxes (Topic 740), which simplifies various aspects of the income tax accounting guidance and will be applied using different approaches depending on what the specific amendment relates to and, for public entities, are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material effect on its financial position or results of operations.

Investments

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topics 321, 323 and 815. The new standard addresses accounting for the transition into and out of the equity method and measurement of certain purchased options and forward contracts to acquire investments. The standard is effective for the Company for fiscal years and interim periods beginning after December 15, 2021, with early adoption permitted. Adoption of the standard requires changes to be made prospectively. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

Reference Rate Reform

On January 7, 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which refines the scope of Accounting Standards Codification Topic ("ASC") 848, Reference Rate Reform, and clarifies some of its guidance as part of the FASB's ongoing monitoring of global reference rate reform activities. The ASU permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, computing variation margin settlements, and calculating price alignment interest in connection with reference rate reform activities under way in global financial markets. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and members of our board of directors and of our board of corporate auditors as of the date of this annual report. The business address of all of persons identified below is 2-3-1 Daiba, Minato-ku, Tokyo 135-0091, Japan.

Name	Age	Position(s) with our Company
Kouji Eguchi	47	Chief Executive Officer and Representative Director
Fumitoshi Fujiwara	55	Chief Financial Officer and Director
Miki Aoki	40	Manager, General Affairs and Director
Akira Nojima	56	Independent Director
Tomoya Ogawa	44	Independent Director
Tsukasa Karyu*	65	Corporate Auditor
Osamu Sato*	61	Corporate Auditor
Minekazu Shimada*	63	Corporate Auditor

* Members of our statutory Board of Corporate Auditors are not members of our Board of Directors.

Biographical Information

The following is a summary of certain biographical information concerning our executive officers, directors, and corporate auditors.

Kouji Eguchi.   Mr. Eguchi is the founder of our Company and has served as our Chief Executive Officer and as the representative director since our inception. Prior to founding our Company, he served as the head of the internet division at Carchs Co., Ltd (formerly Jac Holding Co., Ltd.) from April 1998 to April 1999, and as a board member of a subsidiary of Jac Holding Co., Ltd. from 1998 to 2002. Mr. Eguchi has also served as a director of the Association of Japan Relaxation Industry since 2010 and as a director of the Japan Agriculture Kabushiki Kaisha since 2019. Mr. Eguchi received a Bachelor of Science degree in Marine Science and Technology from Tokai University.

Fumitoshi Fujiwara.   Mr. Fujiwara has served as our Chief Financial Officer and a director on our board of directors since March 2017. Mr. Fujiwara founded Eaglestone Capital Management and has served as its Chief Executive Officer since 2009. Prior to Eaglestone, Mr. Fujiwara founded AC Capital Inc., a private equity company, in 2003. During his time at AC Capital, Mr. Fujiwara was instrumental in raising JPY20 billion of investment in Tully’s Coffee Japan leading up to its initial public offering, and also served as a representative director of AC Capital Inc. from June 2002 to June 2009. Prior to AC Capital, Mr. Fujiwara founded Star Capital Partners, Inc. in 2002 and served as its Chief Executive Officer until October 2001. Prior to Star Capital Partners, Mr. Fujiwara served as an executive partner and director of Spiralstar Japan, Inc. from October 2000 to October 2001. Prior to Spiralstar Japan, Mr. Fujiwara founded other companies and also held numerous positions at Shuwa Corporations and Koei Tecmo Holdings Co., Ltd. (formerly Koei Co. Ltd.), including those in the finance, real estate and investor relations departments. Mr. Fujiwara served as a director of the Japanese Association of Turnaround Professionals from 2003 to 2018, and also as an absentee director at Due Diligence Meister Inc., from October 2000 to March 2009. Mr. Fujiwara received a Bachelor of Arts degree in Law from Meiji Gakuin University.

Miki Aoki.   Ms. Aoki is a director and has served on our board of directors since March 2013. Since October 2012, Ms. Aoki has also served as Manager of our general affairs division, where she is responsible for managing the budget of each of our business divisions and is instrumental in the execution of our comprehensive business plan. Prior to her current roles at our Company, Ms. Aoki served as head of our business administration department from October 2012 to June 2015 and as head of our finance division from April 2010 to September 2012. Ms. Aoki received a Bachelor of Arts degree in Economics from Tokyo Keizai University in 2003.

Akira Nojima.   Mr. Akira Nojima is an independent director and has served on our board of directors since April 2020. Mr. Nojima is also currently the Chief Executive Officer of No Track Inc. He is concurrently a professor at May Ushiyama Academy’s Hollywood Graduate School, teaching courses including management strategy of beauty salon, creative business theory, salon marketing theory, and bridal business theory. Prior to his current positions, Mr. Nojima worked at Recruit Holdings Co., Ltd. (formerly known as Recruit Co., Ltd.) for 27 years, where he held various positions, including officer in charge of education and learning, branch office president, and media production manager. Mr. Nojima has served as the vice president of Japan Cosmetic Licensing Association and a director of Academy of Beauty Business. Mr. Nojima holds the national license of career consultant and has received the Global Career Development Facilitator (Japan) credential. He is also a licensed workers’ health and safety manager in Japan. Mr. Nojima received a Bachelor of Arts degree in Law from Meiji Gakuin University.

Tomoya Ogawa.   Mr. Ogawa is an independent director and has served on our board of directors since March 2014. Mr. Ogawa has diverse professional experience, including serving as the general manager of corporate planning at DeNA Inc. from 2010 to 2014, an attorney at the Abe, Ikubo & Katayama Law Firm from 2007 to 2010, and as a management consultant at Monitor Group from 2001 to 2004. Mr. Ogawa served as a director of Akatsuki Inc. until June 2020 and has been serving as an outside director of iSGS Investment Works Inc. since 2016. Mr. Ogawa received a juris doctorate degree from Hitotsubashi University School of Law, and a Bachelor of Arts degree in Economics from the University of Tokyo.

Tsukasa Karyu.   Mr. Karyu has served as a corporate auditor of our Company since May 2018. Mr. Karyu founded the Karyu Tsukasa Tax Advisor Office in 2016, where he has been serving as outside tax advisor and providing tax related accounting services to various companies in Japan. Prior to founding Karyu Tsukasa Tax Advisor Office, he held various positions, including as Chief Tax Counselor at the Tokyo National Tax Bureau and its tax offices for 42 years until his retirement in 2016. Mr. Karyu received a Bachelor of Business and Commerce degree from Senshu University.

Osamu Sato.   Mr. Sato has served as a corporate auditor of our Company since March 2014. Mr. Sato also currently serves as the President and representative director of Aoyama Consulting Group Co., Ltd. Mr. Sato has also served as a professor, director and research manager at Aoyama Gakuin University’s School of Business since April 1997. Prior to Aoyama Gakuin University, Mr. Sato was an assistant professor at Aomori Kouritsu University’s Economics Department from April 1993 to March 1997, and an assistant professor at Meijo University’s Commercial Science Department from 1991 to 1993. Mr. Sato has served as an outside director of Sanko Techno Co., Ltd., a Japanese company publicly listed on the Tokyo Stock Exchange, and as a non-executive corporate auditor of I.G.M. Holdings Inc. and Associa Small Amount and Short-Term Insurance Inc. Mr. Sato received a Doctor of Philosophy degree in Economics and Management from Tohoku University.

Minekazu Shimada.   Mr. Shimada has served as a corporate auditor of our Company since March 2016. Previously, Mr. Shimada was a government-paid secretary for a former House of Representative member, Mr. Atsushi Chugo, from 2008 to 2012. Prior to that role, Mr. Shimada held various positions at the Tokyo Regional Taxation Bureau, including as assistant professor, taxpayer support officer, deputy director of consumption tax division, special examiner of corporate taxation, director of office coordination division, and chief examiner of corporate taxation, from

July 1999 to April 2010. Mr. Shimada received a Bachelor of Arts degree in Business Administration from Toyo University.

B.Compensation

Compensation of our Directors and Corporate Auditors

In accordance with the Companies Act and our articles of incorporation, the amount of compensation for our directors and corporate auditors is decided by first setting the maximum amount of total compensation for all of our directors and corporate auditors through a resolution adopted by our shareholders at a shareholders meeting. The representative director authorized by our board of directors and our board of directors then decide on the amount of compensation for each director based on certain criteria established by our Company, and the amount of compensation for each corporate auditor is decided through discussions among the corporate auditors.

In December 2016, our shareholders approved an aggregate compensation allowance of no more than ¥200,000,000 per year for our directors, and no more than ¥50,000,000 per year for our corporate auditors.

Remuneration to our directors and corporate auditors is comprised of base compensation. In the fiscal year ended December 31, 2020, we paid an aggregate of approximately ¥46,740,000 (US$452,951) to our directors, and an aggregate of approximately ¥5,760,000 (US$55,819) to our corporate auditors. The Company granted stock options but did not provide discretionary bonuses during the fiscal year ended December 31, 2020. We have not set aside pension, retirement, or other benefits for our directors, corporate auditors or executive officers.

The following table summarizes the total amount of remuneration paid to each category of our directors and corporate auditors in fiscal year 2020, including by the type of remuneration and the number of persons in each category.

			Number of
(in thousands, except stock options and number of persons in category)	Total amount of		persons
Category of directors and corporate auditors	remuneration	Base compensation	in category
Executive directors(1)	¥46,740	¥46,740	3
Outside directors(2)	—	—	2
Full-time corporate auditor(3)	¥4,560	¥4,560	1
Outside corporate auditors(4)	¥1,200	¥1,200	2

(1) Consist of Messrs. Kouji Eguchi and Fumitoshi Fujiwara and Ms. Miki Aoki.

(2) Our outside directors received no direct payments in 2020. Messrs. Ogawa and Nojima receive indirect payments of JPY100,000 (US$969) and JPY 50,000 (US$485) per month from us through Kabushiki Kaisha LTW and Kabushiki Kaisha No Track, respectively, as consulting fees.

(3) Our full-time company auditor is Minekazu Shimada.

(4) Consists of Tsukasa Karyu and Osamu Sato. Mr. Osamu Sato is a professor of Aoyama Gakuin University. In order to comply with the internal rules of Aoyama Gakuin University, we indirectly pay Mr. Sato’s compensation through Aogaku Consulting Group Co., Ltd., which is an affiliate company of Aoyama Gakuin University.

Employees Stock Options

We have granted stock options to purchase our common shares, as authorized by our shareholders in December 2015, December 2016, and August 2020. The purpose of these grants is to enable our directors, corporate auditors, and employees to share in our success and to reinforce a corporate culture that aligns employee interests with those of our shareholders. Stock options granted prior to 2015 have all expired without having been exercised. Our stock option grants generally prohibit transfers of options. A stock option holder forfeits such stock options if they are no longer a director, corporate auditor, or employee of our Company, except under limited circumstances or as otherwise determined by our board of directors. The following table summarizes the stock options we have issued since 2015.

				Number of
			Exercise Price	Common
Name of Issuance	Issuance Date	Expiration Date	(per share)	Shares Granted
Fourth Series	12/24/2015	12/21/2025	¥400	1,539,500
Fifth Series	12/24/2015	12/21/2025	¥400	285,500
Sixth Series	12/22/2016	12/21/2026	¥2,000	230,000
Seventh Series	12/22/2016	12/21/2026	¥2,000	174,000
Eighth Series	10/30/2020	9/30/2026	¥2,000	150,000
Ninth Series(1)	10/30/2020	9/30/2024	¥128	300,000

(1) The exercise can take place only when the Company achieves an annual consolidated revenue target of JPY3,908,264 thousand (US$37,874 thousand) under U.S. GAAP, with the revenue from sublease of franchised salon properties being recalculated on a net basis for satisfying this condition, in any of our 2020, 2021 or 2022 fiscal years.

Of the stock options granted pursuant to the above-mentioned grants, stock options to acquire an aggregate of 1,995,000 of our common shares have been extinguished, and stock options to acquire an aggregate of 229,500 of our common shares remain outstanding as of December 31, 2020. For additional details, see Notes 10 and 20 to our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 included elsewhere in this annual report.

The following table summarizes the outstanding stock options with respect to our common shares that we have granted to our directors and corporate auditors:

					Total		Total Number
					Number of		of Common
			End of	Exercise	Stock		Shares
		Beginning of	Exercise	Price	Options		Underlying
Name	Grant Date	Exercise Period	Period	(per share)	Granted		Stock Options
Osamu Sato	12/24/2015	12/22/2017	12/21/2025	¥400	25	(1)	12,500
Miki Aoki	12/24/2015	12/22/2017	12/21/2025	¥400	50	(1)	25,000
Tomoya Ogawa	12/24/2015	12/22/2017	12/21/2025	¥400	25	(1)	12,500
Minekazu Shimada	12/22/2016	12/22/2018	12/21/2026	¥2,000	5,000	(2)	5,000
Kouji Eguchi	10/30/2020	10/1/2021	9/30/2026	¥2,000	150,000	(2)	150,000

(1) Each stock option is exercisable for 500 common shares.

(2) Each stock option is exercisable for one common share.

In December 2015, Mr. Eguchi was granted 3,000 stock options (each option exercisable for 500 common shares). Mr. Eguchi has subsequently waived his rights to the grant of the 3,000 stock options, which are no longer outstanding.

C.Board Practices

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once every three months. Under the Companies Act and our articles of incorporation, our Company must have at least three, but no more than ten, directors on our board of directors. Our board of directors is currently comprised of five directors. Directors are typically nominated at the board level and are elected at general meetings of the shareholders. The term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within one year after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

Our board of directors appoints from among its members one or more representative directors, who serve as head administrator(s) over our Company’s affairs and represent our Company in accordance with the resolutions of our board of directors. Mr. Kouji Eguchi, our Chief Executive Officer and a director, is currently the sole representative director of our Company. Our board of directors may appoint from among its members a chairman, a president or one or more deputy presidents, senior managing directors, or managing directors.

Under our Company’s current corporate structure, the Companies Act does not require our board of directors to have any independent directors. However, our board of directors is currently comprised of five directors, two of which (Messrs. Akira Nojima and Tomoya Ogawa), are considered “independent”, as determined in accordance with the applicable NASDAQ rules, and also satisfy the requirements for an outside (or independent) director under the Companies Act.

Board of Corporate Auditors

As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Our articles of incorporation provide for not more than three corporate auditors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders’ meeting. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors, employees or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor under the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our corporate auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our articles of incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of our Company or otherwise in violation of laws or regulations or our articles of incorporation, and such act is likely to cause significant damage to our Company, then a corporate auditor can demand that the director cease such activity.

Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and submit such audit reports to a relevant director and, in the case of audit reports related to financial statements, the independent auditors of our Company each year. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of corporate auditors. Our board of corporate auditors is empowered to establish the audit principles, the method of examination by our corporate auditors of our affairs and financial position, and any other matters relating to the performance of our corporate auditors’ duties.

Additionally, our corporate auditors must represent our Company in: (i) any litigation between our Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to our Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to our Company. A corporate auditor can file court actions relating to our Company within the authority of our corporate auditors, such as an action to nullify the incorporation of our Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Risk Management

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, including risks associated with cybersecurity and data protection, and our board of corporate auditors is responsible for overseeing and evaluating our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our board of corporate auditors also reviews legal, regulatory and compliance matters that could have a significant impact on our financial statements. While each standing committee of our board of directors will be responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors will be regularly informed through committee reports about such risks.

Limitation of Liability of Directors and Corporate Auditors

In accordance with Article 27 and Article 35 of our articles of incorporation, and pursuant to the provisions of Article 427 of the Companies Act, we are authorized to enter into agreements with our non-executive directors and corporate auditors, respectively, to limit his or her liability to our Company for any losses or damages arising from the conduct specified under Article 423 of the Companies Act; provided, that, the amount of such limited liability is either: (i) an amount set out in an agreement which shall be not less than one million (1,000,000) yen, or (ii) the amount stipulated in applicable laws and regulations, whichever is higher. Messrs. Akira Nojima and Tomoya Ogawa are considered independent, non-executive directors within the meaning of the Companies Act. We have not, however, executed any such limitation of liability agreements with any of our non-executive directors or corporate auditors.

Our articles of incorporation include limitation of liability provisions for independent directors and corporate auditors, pursuant to which our board of directors can authorize our Company to exempt the independent directors and corporate auditors from liabilities arising in connection with any failure to execute their respective duties in good faith or due to simple negligence (excluding gross negligence and willful misconduct), within the limits stipulated by applicable laws and regulations, including Article 426, Paragraph 1 of the Companies Act.

D.Employees

Most of our Company’s group employees are employed by our wholly-owned subsidiary, Medirom Human Resources Inc. As of December 31, 2020, Medirom Human Resources Inc. had 171 employees on a full-time basis, 325 employees on a part-time basis, and 75 employees on a fixed-term basis. As of December 31, 2020, our Company had 51 employees on a full-time basis, 4 employees on a part-time basis, and no employees on a fixed-term basis. Our Company is not currently, and has not in the past, been unionized. As such, neither we nor our franchisees are required to engage in collective bargaining procedures with any unions under Japanese labor laws.

We do not use contract employees hired by any third party agencies in the relaxation salon. We dispatch therapists and other employees to our franchisees from time to time and receive a fee for such services. Our employees are paid on a salary basis. We also offer an incentive program whereby relaxation therapists earn points for various reasons such as continuing as a Medirom relaxation therapist for certain designated periods of time or taking additional relaxation courses at our College. As the number of collected points increase, the relaxation therapist’s salary also increases.

E.Share ownership

For information regarding the share ownership of our directors and executive officers, please see “Item 7.A. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common shares as of March 31, 2021:

●	each of our named executive officers, directors, and corporate auditors;
●	all of our named executive officers, directors, and corporate auditors as a group; and
●	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our common shares.

To our knowledge, each shareholder named in the table has sole voting and investment power with respect to all of our common shares shown as “beneficially owned” (as determined by the rules of the SEC) by such shareholder, except as otherwise set forth in the footnotes to the table. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power.

The percentages reflect beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act).

Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o MEDIROM Healthcare Technologies Inc., 2-3-1 Daiba, Minato-ku, Tokyo 135-0091, Japan.

	Common Shares
	Beneficially Owned(1)
Name of Beneficial Owner	Shares	Percentage
Named Executive Officers, Directors, and Corporate Auditors:
Kouji Eguchi(2)	1,884,960	36.87%
Fumitoshi Fujiwara	40,000	*
Miki Aoki(3)	56,000	1.10%
Akira Nojima	—	*
Tomoya Ogawa(4)	41,000	*
Tsukasa Karyu	—	*
Osamu Sato(5)	30,000	*
Minekazu Shimada(6)	5,000	*
All named executive officers, directors, and corporate auditors as a group (eight) persons)	2,056,960	40.24%
5% or more Shareholders:
Kouji Eguchi(2)	1,884,960	36.87%

*	Represents less than 1% of the number of common shares outstanding.

(1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any common shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.

(2) Mr. Kouji Eguchi also holds one Class A Share with special voting rights. See “Item 10.B. Memorandum and Articles of Association.” The aggregate number of common shares beneficially owned by Mr. Kouji Eguchi reflects 1,884,960 common shares.

(3) The aggregate number of common shares beneficially owned by Ms. Miki Aoki reflects (i) 31,000 outstanding common shares, and (ii) an aggregate of 25,000 common shares that may be issued upon exercise of stock options, held by Ms. Aoki.

(4) The aggregate number of common shares beneficially owned by Mr. Tomoya Ogawa reflects (i) 28,500 outstanding common shares, and (ii) an aggregate of 12,500 common shares that may be issued upon exercise of stock options, held by Mr. Ogawa.

(5) The aggregate number of common shares beneficially owned by Mr. Osamu Sato reflects (i) 17,500 outstanding common shares, and (ii) an aggregate of 12,500 common shares that may be issued upon exercise of stock options, held by Mr. Sato.

(6) The aggregate number of common shares beneficially owned by Mr. Minekazu Shimada reflects an aggregate of 5,000 common shares that may be issued upon exercise of stock options held by Mr. Shimada.

As of March 31, 2021, we have 91 common shareholders, none of which are record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in change of control of our Company.

For additional information about our principal shareholders, please see “Item 7.B. Related Party Transactions.”

B.Related Party Transactions

The following includes summaries of transactions or agreements, during our last three fiscal years, to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, corporate auditors, executive officers or beneficial owners of more than 5% of our capital stock, affiliates of our directors, corporate auditors, executive officers and holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other similar arrangements, which are described under “Management” and “Principal Shareholders.”

Arrangements with our Founder

Our Company made certain loans (which we refer to collectively as the “CEO Loans”) to Mr. Kouji Eguchi, our Chief Executive Officer and a director, in the aggregate amount of JPY55,000,000 (US$532,997). The CEO Loans were executed between April 2011 and December 2012 for Mr. Eguchi to purchase our Company’s outstanding shares from certain shareholders. As of June 29, 2020, the aggregate outstanding amount under the CEO Loans was repaid in full.

Mr. Eguchi is a guarantor for several bank loans on behalf of our Company. As of December 31, 2020, the outstanding amount of loans guaranteed by the CEO was JPY506,081,000 (US$4,904,361).

In June 2020, we entered into a Trademark License Agreement with Mr. Eguchi, pursuant to which Mr. Eguchi has granted us a non-exclusive, non-royalty bearing license to use CLP CARE LIFE PLANNER® in connection with the operation of our franchised salons in Japan. We utilize this mark in our franchise agreements to define therapists who have completed a required technique training program. The term of the Trademark License Agreement will expire upon the expiration of the trademark registration on October 24, 2023. We may not grant a sub-license to use the trademark to a third party without the prior written consent of Mr. Eguchi. Either party may terminate the Trademark License Agreement without notice in the event of a breach by the other party of its obligations (without cure) under the agreement, bankruptcy, reorganization, insolvency, dissolution, fraud, and criminal acts, among others, as set forth in further detail in the Trademark License Agreement.

Agreements with Directors, Corporate Auditors, and Officers

Tomoya Ogawa, an independent director of our Company, is the sole owner of Kabushiki Kaisha LTW, a Japanese company. Kabushiki Kaisha LTW receives JPY100,000 (US$969) per month (plus 10% consumption tax) from our Company as a consulting fee.

Akira Nojima, an independent director of our Company, is the sole owner of Kabushiki Kaisha No Track, a Japanese company. Kabushiki Kaisha No Track receives JPY50,000 (US$485) per month (plus 10% consumption tax) from our Company as a consulting fee.

Osamu Sato, a corporate auditor of our Company, serves as the president and representative director of Aoyama Consulting Group Co., Ltd., a Japanese company. Aoyama Consulting Group Co., Ltd. receives JPY100,000 (US$969) per month (plus 10% consumption tax) from our Company as a consulting fee.

There is no family relationship among any of the directors, corporate auditors and officers.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

See the Consolidated Financial Statements, Notes to the Consolidated Financial Statements and Financial Statements Schedules in Item 18 of this annual report.

B.Significant Changes

See Note 21 to the Consolidated Financial Statements in Item 18 for a disclosure of events subsequent to year end and prior to the date of filing.

ITEM 9. THE OFFER AND LISTING

A.Offer and Listing Details

Our ADSs have been listed on The Nasdaq Capital Market under the symbol “MRM” since December 29, 2020. Prior to that date, there was no public trading market for our ADSs.

B.Plan of Distribution

Not applicable.

C.Markets

See “Item 9.C. Offer and Listing Details” above.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The information set forth in our Registration Statement on Form F-1 (File No. 333-250762) declared effective by the SEC on December 28, 2020, under the headings “Description of Share Capital and Articles of Incorporation” as supplemented by the section titled headings “Description of Share Capital and Articles of Incorporation” in the final prospectus on Form 424(b)(4) dated December 28, 2020 as filed with the SEC on December 30, 2020 is incorporated herein by reference.

C.Material Contracts

Development and Production Agreement

In 2019, we acquired a minority interest in Matrix, a developer of a thermoelectric generator and boost converter. In furtherance of our relationship, we entered into a production and development agreement with Matrix on August 9, 2020 to develop and manufacture a health monitoring wearable device called MOTHER Tracker®. Our MOTHER Tracker® fitness device is designed to track and collect the health data of the wearer, such as calorie consumption, activity and sleep patterns. The agreement grants us exclusivity as to third parties in the Asia territory, except for certain prior contractual obligations of Matrix, for use of their thermoelectric power module and software in our MOTHER Tracker® wearable device for one year following receipt of the sample product, or February 2021, whichever is earlier.

D.Exchange Controls

The Foreign Exchange and Foreign Trade Act and related regulations (which we refer to as “FEFTA”) regulate certain transactions involving a “Non-Resident of Japan” or a “Foreign Investor”, including “inward direct investments” by Foreign Investors, and payments from Japan to foreign countries or by residents of Japan to Non-Residents of Japan.

“Non-Residents of Japan” are defined as individuals who are not residents in Japan and corporations whose principal offices are located outside of Japan. Generally, branches and other offices of Japanese corporations which are located outside of Japan are regarded as Non-Residents of Japan, and branches and other offices of non-resident corporations which are located within Japan are regarded as residents of Japan.

“Foreign Investors” are defined as:

●	individuals who are Non-Residents of Japan;
●	entities which are organized under the laws of foreign countries or whose principal offices are located outside of Japan;
●	companies of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan;
●	partnerships engaging in investment activities and investment limited partnerships (including partnerships formed under the laws of foreign countries) which satisfy one of the following conditions:
●	50% or more of contributions to the partnership were made by (i) individuals who are Non-Residents of Japan, (ii) entities which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iii) companies of which 50% or more of their voting rights are held by individuals who are Non-Residents of Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside of Japan, (iv) entities a majority of whose officers, or officers having the power of representation, are individuals who are Non-Residents of Japan, or (v) partnerships a majority of whose executive partners fall within items (i) through (iv) above;
●	a majority of the executive partners of the partnership are (A) any persons or entities who fall within items (i) through (v) above, (B) any partnerships to which 50% or more of contribution were made by persons or entities who fall within items (i) through (v) above, or (C) limited partnerships a majority of whose executive partners fall within Non-Residents of Japan, persons or entities who fall within (A) or (B), or any officers of entities which fall within (A) or (B); and
●	entities, a majority of whose officers are individuals who are Non-Residents of Japan.

Under FEFTA, among other triggering events, a Foreign Investor who desires to acquire shares in a Japanese company which is not listed on any stock exchange in Japan, is subject to a prior filing requirement, regardless of the acquired amount of shares, if such Japanese company engages any business in certain industries related to the national security. Such industries include, among other things, manufacturing in relation to weapons, aircraft, space, and nuclear power, as well as agriculture, fishery, mining, and utility service. Additionally, due to today’s growing awareness of cybersecurity, the recent amendment to FEFTA expanded the scope of the prior filing requirement, broadly covering industries related to data processing businesses and information and communication technologies service. Since our Digital Preventative Healthcare Segment could potentially involve the processing of data by collecting, processing, and retaining customers’ health information, direct acquisition of our common shares, rather than ADSs, by a Foreign Investor could be subject to the prior filing requirement under FEFTA.

A Foreign Investor wishing to acquire or hold our common shares directly will be required to make a prior filing with the relevant government authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities. Without such clearance, the Foreign Investor will not be permitted to acquire or hold our common shares directly. Once clearance is obtained, the Foreign Investor may acquire shares in the amount and during the period indicated in the filing. While the standard waiting period to obtain clearance is 30 days, the waiting period could be expedited to two weeks, at the discretion of the applicable governmental authorities, depending on the level of potential impact to national security.

In addition to the prior filing requirement above, when a Foreign Investor who completed a prior filing and received clearance has acquired shares in accordance with the filed information, such Foreign Investor will be required to make a post-acquisition notice filing to report the completed purchase. Such post-acquisition notice filing must be made no later than 45 days after the acquisition of the shares.

Under FEFTA, in each case where a resident of Japan receives a single payment of more than JPY 30 million from a Non-Resident of Japan for a transfer of shares in a Japanese company, such resident of Japan is required to report each receipt of payment to the Minister of Finance of Japan.

E.Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our common shares, including the ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any local, state, foreign, including Japan, or other taxing jurisdiction.

Taxation in Japan

Generally, a non-resident of Japan or non-Japanese entity (which we refer to as a “Non-Resident Holder”) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. A conversion of retained earnings or legal reserve (but not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is not treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation (Article 2(16) of the Japanese Corporation Tax Law and Article 8(1)(xiii) of the Japanese Corporation Tax Law Enforcement Order).

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (which we refer to as the “Treaty”), dividend payments made by a Japanese corporation to a U.S. resident or entity, unless the recipient of the dividend has a “permanent establishment” in Japan, and the common shares or ADSs with respect to which such dividends are paid are effectively connected with such “permanent establishment”, are generally subject to a withholding tax at rate of: (i) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (ii) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, (which we refer to collectively as the “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Republic of Singapore, and Spain. Japan’s income tax treaties with Australia, Belgium, France, The Netherlands, Sweden, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%.

On the other hand, unless one of the applicable Tax Treaties reducing the maximum rate of withholding tax applies, the standard tax rate applicable to dividends paid with respect to listed shares, such as those paid by our Company on shares or ADSs, to Non-Resident Holders is 15% under the Japanese Income Tax Law, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares, in which case the applicable rate is 20% (Article 182(2) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law, including its relevant temporary provision for these withholding rates). On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration of the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding tax payers need to pay a surtax, calculated by multiplying the standard tax rate by 2.1% for 25 years starting from January 1, 2013 (which we refer to as “Surtax”). As a result, the withholding tax rate applicable to dividends paid with respect to listed shares to Non-Resident Holders increased to 15.315% (which we refer to as “Withholding Tax Rate”) which is applicable for the period from January 1, 2014 until December 31, 2037.

Taking this Withholding Tax Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) apply, in general, except for dividends paid to any individual holder who holds 3% or more of the total issued shares, in which case the applicable rate is 20.42% (standard tax rate of 20% imposed by Surtax). The treaty rate normally overrides the domestic rate, but due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. Currently, the tax rate under the applicable tax treaty is lower than that under the domestic tax law and thus the treaty override treatment applies. As such, the tax rate under the Treaty applies for most holders of shares or ADSs who are U.S. residents or entities. In the case where the treaty rate is applicable, no Surtax is imposed, but in order to enjoy the lower treaty rate, the taxpayer must file a treaty application in advance with the Japanese National Tax Agency through our Company. Gains derived from the sale outside Japan of a Japanese corporation’s shares or ADSs by Non-Resident Holders, or from the sale of a Japanese corporation’s shares or ADSs within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese entity not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is a portfolio investor. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired a Japanese corporation’s shares or ADSs as a distributee, legatee or donee.

Certain U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our common shares or ADSs by a U.S. holder (as defined below). This summary is for general information purposes only and does not purport to be a complete discussion of all potential tax considerations that may be relevant to a particular person’s decision to acquire common shares or ADSs.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated under the Code (the “U.S. Treasury Regulations”), the income tax treaty between Japan and the United States (the “Treaty”), published rulings of the U.S. Internal Revenue Service (the “IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. We have not requested a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below and, as a result, the IRS could disagree with portions of this discussion.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the common shares or ADSs that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has validly elected to be treated as a U.S. person under the Code.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds the common shares or ADSs, the U.S. federal income tax consequences to such partnership and its partners of the ownership and disposition of the common shares or ADSs generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner or partnership. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of the common shares or ADSs.

This discussion applies only to a U.S. holder that holds common shares or ADSs as “capital assets” under the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than U.S. federal income tax consequences, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. holder’s particular circumstances, including alternative minimum tax consequences, the Medicare tax on certain net investment income, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:

●	are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;
●	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;
●	are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;
●	have a “functional currency” for U.S. federal income tax purposes that is not the U.S. dollar;
●	own common shares or ADSs as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;
●	acquire common shares or ADSs in connection with the exercise of employee stock options or otherwise as compensation for services;
●	are partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships and entities);
●	are required to accelerate the recognition of any item of gross income with respect to the common shares or ADSs as a result of such income being recognized on an applicable financial statement;
●	own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;
●	hold the common shares or ADSs in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or
●	are former U.S. citizens or former long-term residents of the United States.

Each U.S. holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our common shares or ADSs.

Treatment of ADSs

For U.S. federal income tax purposes, a U.S. holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of common shares for ADSs generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, is classified as a passive foreign investment company (“PFIC”) for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation’s gross income is passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, the cash we raise in this offering will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our PFIC status will depend, in part, on the amount of cash that we raise in this offering and how quickly we utilize the cash in our business. Furthermore, because we may value our goodwill based on the expected market price of the ADSs in this offering, a decrease in the market price of our ADSs may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold the common shares or ADSs, we will generally continue to be treated as a PFIC for all succeeding years during which you hold such common shares or ADSs. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares or ADSs, as applicable.

The discussion below under “—Distributions on the Common Shares or ADSs” and “—Sale or Other Disposition of the Common Shares or ADSs” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that generally would apply if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Distributions on the Common Shares or ADSs

The gross amount of any distributions paid on our common shares or ADSs will generally be included in the gross income of a U.S. holder as dividend income on the date actually or constructively received by the U.S. holder, in the case of common shares, or by the depositary, in the case of ADSs, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed on the basis of U.S. federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. Dividends received on our common shares or ADSs generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the common shares or ADSs on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Treaty, (ii) we are not a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for either our taxable year in which the dividend was paid or for the preceding taxable year, and (iii) certain holding period requirements are met. For this purpose, ADSs listed on the NASDAQ will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our common shares or ADSs.

For U.S. foreign tax credit purposes, dividends paid on our common shares or ADSs generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Japanese income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s particular circumstances, Japanese income taxes withheld from dividends on the common shares or ADSs, at a rate not exceeding any reduced rate pursuant to the Treaty, will be creditable against the U.S. holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. holders may, at their election, deduct foreign taxes, including any Japanese income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

The amount of any dividend paid in Japanese yen will equal the U.S. dollar value of the Japanese yen received, calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of common shares, or by the depositary, in the case of ADSs, regardless of whether the Japanese yen are converted into U.S. dollars. If the Japanese yen received as a dividend are converted into U.S. dollars on the date of receipt, a U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen will be treated as U.S. source ordinary income or loss.

Sale or Other Disposition of the Common Shares or ADSs

A U.S. holder will recognize gain or loss on the sale or other disposition of a common share or ADS equal to the difference between the amount realized for the common share or ADS and the holder’s tax basis in the common share or ADS. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such common share or ADS was more than one year as of the date of the sale or other disposition. Long-term capital gain recognized by a non-corporate U.S. holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. The deductibility of capital losses is subject to various limitations. Any gain or loss recognized will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, a U.S. holder may not be able to use the foreign tax credit arising from any Japanese tax imposed on the disposition of the common share or ADS unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which you hold our common shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares or ADSs, unless you make a mark-to-market election as discussed below. Distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during the shorter of the three preceding taxable years or your holding period for the common shares or ADSs will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares or ADSs,
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and
●	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for you for such year and will be increased by an additional tax calculated as an interest charge on the resulting tax deemed deferred with respect to each such other taxable year at the rates generally applicable to underpayments of tax payable in those years.

If we are a PFIC for any taxable year during which a U.S. holder holds our common shares or ADSs and any of our subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder may make a mark-to-market election with respect to our common shares or ADSs, provided such common shares or ADSs are treated as “marketable stock.” The common shares or ADSs generally will be treated as marketable stock if the common shares or ADSs are regularly traded on a “qualified exchange or other market,” as defined in applicable U.S. Treasury Regulations. Our ADSs will be marketable stock as long as they remain listed on the NASDAQ, which is a qualified exchange for this purpose, and are regularly traded. We anticipate that our ADSs should qualify as being regularly traded but no assurances can be given in this regard. Only the ADSs and not the common shares will be listed on the NASDAQ. Consequently, a U.S. holder of common shares that are not represented by ADSs generally will not be eligible to make the mark-to-market election.

If a U.S. holder makes a valid mark-to-market election with respect to the ADSs, the holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. holder makes a mark-to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. holder may continue to be subject to the general PFIC rules described above with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We have not determined whether, if we were to be classified as a PFIC for a taxable year, we will provide information necessary for a U.S. holder to make a “qualified electing fund” election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above. Accordingly, U.S. holders should assume that they will not be able to make a qualified electing fund election with respect to the common shares or ADSs.

If a U.S. holder owns common shares or ADSs during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form). A failure to file this report generally will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a U.S. holder’s investment in common shares or ADSs).

The PFIC rules are complex, and each U.S. holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of common shares or ADSs.

Information Reporting and Backup Withholding

Payments of dividends or sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. holder is a corporation or other exempt recipient, or (ii) in the case of backup withholding, the U.S. holder provides a correct U.S. taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. holder furnishes required information to the IRS in a timely manner. Each U.S. holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

Reporting Obligations for Certain Owners of Foreign Financial Assets

Certain U.S. holders may be required to file information returns with respect to their investment in common shares or ADSs. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a non-U.S. entity.

U.S. holders may be subject to these reporting requirements unless their common shares or ADSs are held in an account at certain financial institutions.

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting obligations that may apply to a U.S. holder. A failure to satisfy certain reporting obligations may result in an extension of the period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligation. Penalties for failure to comply with these reporting obligations are substantial. U.S. holders should consult with their own tax advisors regarding their reporting obligations under these rules, including the requirement to file an IRS Form 8938.

U.S. Holders should consult their tax advisors regarding any reporting obligations that may arise with respect to the acquisition, ownership or disposition of our common shares or the ADSs. Failure to company with applicable reporting requirements could result in substantial penalties.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common shares or the ADSs. U.S. Holders should consult their own tax advisors concerning the tax consequences applicable to their particular situations.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge on the websites described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and the our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm.

We maintain a corporate website at https://medirom.co.jp/en/. We intend to post our Annual Report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Medirom, that file electronically with the SEC.

With respect to references made in this Annual Report to any contract or other document relating to Medirom, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report for copies of the actual contract or document.

I.Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include borrowings and other financial liabilities. The sensitivity analyses in the following sections relate to our positions as of December 31, 2020.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives, and the proportion of financial instruments in foreign currencies are all constant, and on the basis of the hedge designations in place as of December 31, 2020. The analyses exclude the impact of movements in market variables on provisions. The analyses also assume that the sensitivity of the relevant statement of profit or loss item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held on December 31, 2020, including the effect of hedge accounting.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations with floating interest rates. We manage our interest rate risk by having a balanced portfolio of fixed and variable rate borrowings. Our policy is to keep between 0.5% and 3.5% of our borrowings at fixed rates of interest.

Japanese interest rates have been at historically low levels during the past two decades. We operate our business under the stimulus monetary policy. We do not expect dramatic changes to such low interest rates in the near future. In addition, with respect to most of our borrowings, our interest rates have been fixed to mitigate interest rate risk. Therefore, we believe that our present exposure to interest rate risk is manageable, as is reflected in the sensitivity analysis below.

Our borrowings of JPY910,661 thousand (US$8,825 thousand) as of December 31, 2020 consist of fixed interest rate loans of JPY 811,911 thousand (US$7,868 thousand) and variable interest rate loans of JPY98,750 thousand (US$957 thousand). An increase of interest rates by 100 basis points on our variable interest rate loans would increase our interest expense by JPY708 thousand (US$7 thousand). If the increase were applied to all the fixed interest rate loans, the total impact to our interest expense would be JPY7,789 thousand (US$75 thousand).

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the Japanese yen mainly against the U.S. dollar, and vice versa, because most of our expenses are denominated in Japanese yen. Our Japanese yen expenses consist principally of compensation, subcontractor expenses, and rent. We anticipate that a sizable portion of our expenses will continue to be denominated in Japanese yen. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign currency exchange rates.

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the adverse effects of such fluctuations.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from our operating activities (primarily trade receivables) and from our financing activities, including deposits with banks and financial institutions, and other financial instruments.

Our primary customers are consumers who visit our Company-owned relaxation salons, franchisees who have payment obligations for our franchise services (e.g., initial membership fees, recurring royalties, training fees, therapist staffing fees, etc.), public bath operators and other business clients for whom we operate their salons on their behalf. With respect to consumer credit risk, consumers pay in cash or credit cards for the services we provide them. If the salons are located in shopping malls, all the daily service fees are collected by the shopping mall operators, reported to us as revenue on a monthly basis, and paid to us in the following month. As such, we are exposed to credit risk of the shopping mall operators and credit card companies for our salon services.

With respect to credit risk of our franchisees, we are at risk of unpaid franchise services charges. However, in most cases, we control the daily bank accounts of franchised salons, from which we can collect our franchise service charges and pay to franchises their net proceeds after such deductions. We believe this can mitigate the credit risk with respect to our franchisees. Regardless of that, we are still exposed to credit risk with respect to our franchisees, especially in cases where they terminate their franchise contracts or declare bankruptcy without paying franchise service charges which exceed their bank balances under our control, and without paying their salon lease obligations and restoration obligations they owe to us in cases where they subleased salons which we have leased from property owners.

With respect to credit risk of public bath operators and other business clients, we serve as salon operators. We are exposed to the risk of uncollectible receivables to the extent that these clients delay payments to us after their salons under our operation have collected relaxation service fees from consumers.

Customer credit risk is managed by each business unit subject to our established policies, procedures and controls relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard, and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored.

An impairment analysis is performed at each reporting date for major accounts on an individual basis. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 1 to our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 included elsewhere in this annual report. We do not hold collateral as security. We believe that the concentration of risk with respect to trade receivables is low, since our receivables from consumers are collected directly at salons or through credit card companies or shopping malls, whose credit ratings are quite high, we control the daily bank accounts of our franchisees, and the geographic location of public bath operators and other business clients are highly diversified. No single customer accounted for 10% or more of our total revenue for the years ended December 31, 2019 and 2020.

Financial instruments and cash deposits

We manage credit risk with respect to balances with banks and financial institutions in accordance with our policies. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. The limits are set to minimize the concentration of risks, and therefore mitigate financial loss through a counterparty’s potential failure to make payments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D.American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents one common share (or a right to receive one common share) deposited with MUFG Bank Ltd., as custodian for the depositary in Japan. Each ADS also represents any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

The form of deposit agreement for the ADSs and the form of ADRs that represents an ADS have been incorporated by reference as exhibits to this annual report.

Fees and Expenses

Persons depositing or withdrawing common shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been common shares and the common shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or common shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

PART II.

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including the chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report were not effective due to a significant deficiency over financial reporting arising out of the failure to timely close the books due to a delay in receipt of a third-party valuation report. Such a deficiency was partially overcome by engaging third-party professional consultants who were specialists in SEC financial reporting. The Company believes our financial reports fairly present our operational performance and financial position during the disclosed years. As a newly public company, we are still in an on-going process to improve our report-generation, reviewing, and approval process through introducing integrated core systems, hiring and training accounting/disclosure professionals, and designing and implementing more systematic review and approval processes over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over ﬁnancial reporting or an attestation report of the company’s registered public accounting ﬁrm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Our board of corporate auditors is comprised of three directors, each member of which will the requirements of Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS AND BUSINESS CONDUCT

Our board of directors has adopted a written code of ethics and business conduct that applies to our directors, corporate auditors, officers, and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents. Our code of ethics and business conduct is available on our website at https://medirom.co.jp/en/. If we amend the provisions of our code of ethics and business conduct that apply to our directors, corporate auditors, officers, and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Baker Tilly US, LLP (which we refer to as “Baker Tilly”) has served as our independent registered public accounting firm for the year ending December 31 2020, and Squar Milner, LLP, prior to its combination of operations with Baker Tilly on November 1, 2020, has served as our independent registered public accounting firm for the year ending December 31, 2019. The following table sets out the aggregate fees for professional audit services and other services rendered by Baker Tilly and Squar Milner for each of the years ended December 31, 2020 and 2019. The engagement of the auditor is pre-approved by the Board of the Company’s Corporate Auditors with consideration of the auditor’s independence, capabilities, understanding of our business and Japanese commercial customs, and audit and other audit-related service fees.

Year ended December 31
(in thousands)	2020	2019
Audit Fees (1)	86,255	52,321
Audit-Related Fees (2)	—	—
Tax Fees (3)	—	—
All Other Fees (4)	—	—

(1)	Audit Fees of Baker Tilly for 2020 and 2019 were for professional services associated with the annual audit of our consolidated financial statements, the reviews of our semi-annual condensed consolidated financial statements and the issuance of consents and comfort letters in connection with registration statement filings with the SEC.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.” No such services were incurred in 2020.
(3)	Tax Fees consist of fees for tax compliance, tax advice and tax planning. No such services were incurred in 2020 or 2019.
(4)	All Other Fees include any fees billed that are not audit, audit-related or tax fees. No such services were incurred in 2020 or 2019.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. For foreign private issuers, use of a board of corporate auditors in compliance with home country rules is permitted under Rule 10A-3(c)(3) of the Exchange Act. Our reliance on Rule 10A-3(c)(3) does not, in our opinion, materially adversely affect the ability of our board of corporate auditors to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” as defined under the federal securities laws of the United States and the NASDAQ listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the NASDAQ listing standards. Under the SEC rules and the NASDAQ listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the NASDAQ permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act of Japan (which we refer to as the “Companies Act”) govern our corporate affairs.

In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under NASDAQ Rule 5600, the requirement in NASDAQ Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in NASDAQ Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under NASDAQ Rule 5600 differ from Japanese law requirements:

●	NASDAQ Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and NASDAQ Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of five directors, two of which are considered “independent”, as determined in accordance with the applicable NASDAQ rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present.
●	NASDAQ Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member Board of Corporate Auditors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act. See “—Board of Corporate Auditors” below for additional information.
●	NASDAQ Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors will collectively participate in the discussions and determination of compensation for our executive, directors and corporate auditors, and other compensation related matters.
●	NASDAQ Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and corporate auditors and oversee our corporate governance practices.
●	NASDAQ Rule 5620(c) sets out a quorum requirement of 331∕3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors and certain other matters.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this report.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MEDIROM Healthcare Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of MEDIROM Healthcare Technologies Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of (loss) income, comprehensive (loss) income, shareholders’ (deficit) equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Newly Adopted Accounting Principle

As discussed in Note 1 and Note 13 to the financial statements, the Company has changed its method of accounting for revenues and certain contract costs on January 1, 2020 due to the modified retrospective adoption of Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606).

Emphasis of Matter

As more fully discussed in Note 1, Recent Developments and Liquidity, since March 2020, the outbreak associated with the COVID-19 pandemic has impacted governments and disrupted business across the world, including the Company’s retail activities. Further Japan’s government-requested closures, if any, would adversely impact the Company’s financial position and results of operations. The financial statements do not reflect the effect of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BAKER TILLY US, LLP

We have served as the Company’s auditor since 2019.

Irvine, California

May 17, 2021

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2019

(Yen in thousands, except share data)

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	¥1,439,733	¥513,621
Time deposits	32,524	38,520
Accounts receivable-trade, net	148,540	337,048
Accounts receivable-other	411,278	428,278
Due from shareholder	―	8,266
Inventories	7,956	5,511
Prepaid expenses and other current assets	47,193	47,485
Total current assets	2,087,224	1,378,729
Property and equipment, net	235,930	168,955
Goodwill	150,720	78,282
Other intangible assets, net	97,615	77,638
Investments	500	14,044
Long-term accounts receivable-other, net	116,942	106,208
Right-of-use asset - operating lease, net	1,578,828	1,829,968
Lease and guarantee deposits	710,636	769,104
Deferred tax assets, net	655,591	222,505
Deferred offering costs	―	57,509
Other assets	79,480	54,523
Total assets	¥5,713,466	¥4,757,465
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	¥67,016	¥122,590
Accrued expenses	889,112	447,974
Short-term borrowings and current portion of long-term borrowings	242,281	371,570
Accrued income taxes	43,198	17,834
Contract liability (current)	172,063	―
Advances received	461,665	483,124
Short-term lease liability	658,320	704,024
Other current liabilities	118,933	115,573
Total current liabilities	2,652,588	2,262,689
Long-term borrowings - net of current portion	668,380	150,531
Deposit received	375,463	474,388
Long-term contract liability - net of current portion	333,978	―
Long-term lease liability - net of current portion	992,892	1,136,799
Asset retirement obligation	191,192	127,411
Other liabilities	7,716	5,589
Total liabilities	5,222,209	4,157,407
COMMITMENTS AND CONTINGENCIES (NOTE 18)
SHAREHOLDERS’ EQUITY:
Common stock, no par value; 9,999,999 shares authorized; 4,915,000 shares issued and 4,822,500 shares outstanding at December 31, 2020; 4,115,000 shares issued and 4,022,500 shares outstanding at December 31, 2019	1,179,313	595,000
Class A common stock, no par value; 1 share authorized; 1 share issued and 1 share outstanding at December 31, 2020 and 2019	100	100
Treasury stock, at cost- 92,500 common shares at December 31, 2020 and 2019	(3,000)	(3,000)
Additional paid-in capital	1,018,146	713,267
Accumulated deficit	(1,703,302)	(705,309)
Total shareholders' equity	491,257	600,058
Total liabilities and shareholders' equity	¥5,713,466	¥4,757,465

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Yen in thousands, except share and per share data)

	Years Ended December 31,
	2020	2019
Revenues:
Revenue from directly-operated salons	¥2,026,806	¥2,031,155
Franchise revenue	1,289,141	1,833,501
Other revenues	25,670	43,608
Total revenues	3,341,617	3,908,264
Cost of revenues and operating expenses:
Cost of revenue from directly-operated salons	2,149,843	1,912,893
Cost of franchise revenue	745,102	1,019,956
Cost of other revenues	17,722	24,657
Selling, general and administrative expenses	1,068,537	871,862
Impairment loss on long-lived assets	106,501	44,546
Total cost of revenues and operating expenses	4,087,705	3,873,914
Operating (loss) income	(746,088)	34,350
Other income (expense):
Dividend income	2	2
Interest income	1,332	1,336
Interest expense	(13,234)	(13,591)
Gain from bargain purchases	―	6,487
Subsidies	111,581	―
Other, net	19,718	4,153
Total other income (expense)	119,399	(1,613)
(Loss) income before income tax (benefit) expense and equity in earnings of investment	(626,689)	32,737

Income tax (benefit) expense	(87,519)	15,961

Equity in earnings of investment	―	559

Net (loss) income	¥(539,170)	¥17,335

Net (loss) earnings per share
Basic	¥(133.97)	¥4.63
Diluted	¥(133.97)	¥4.06

Weighted average shares outstanding
Basic	4,024,692	3,747,296
Diluted	4,024,692	4,272,302

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Yen in thousands)

	Years Ended December 31,
	2020	2019
Net (loss) income	¥(539,170)	¥17,335
Foreign currency translation adjustments, net of tax	―	278
Comprehensive (loss) income	¥(539,170)	¥17,613

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Yen in thousands, except share data)

	Common stock		Class A common stock		Treasury stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)		Accumulated deficit	Total
Balance, December 31, 2018	3,765,000	¥245,000	1	¥100	92,500	¥(3,000)	¥363,267		¥(278)	¥(722,644)	¥(117,555)
Issuance of common shares for cash	350,000	350,000	―	―	―	―	350,000		―	―	700,000
Net income	―	―	―	―	―	―	―		―	17,335	17,335
Foreign currency translation adjustments	―	―	―	―	―	―	―		278	―	278
Balance, December 31, 2019	4,115,000	595,000	1	100	92,500	(3,000)	713,267		―	(705,309)	600,058
Cumulative effect of adoption of ASC 606 (Note 1)	―	―	―	―	―	―	―		―	(458,823)	(458,823)
Issuance of common stock upon initial public offering, net of offering costs and tax (Note 1)	800,000	584,313	―	―	―	―	304,879		―	―	889,192
Net loss	―	―	―	―	―	―	―		―	(539,170)	(539,170)
Balance, December 31, 2020	4,915,000	¥1,179,313	1	¥100	92,500	¥(3,000)	¥1,018,146	¥	―	¥(1,703,302)	¥491,257

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Yen in thousands)

	Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net (loss) income	¥(539,170)	¥17,335
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	62,290	46,174
Losses on sales of directly-operated salons to franchisees	―	9,600
Allowance for doubtful accounts	(11,376)	271
Impairment loss on investments	10,544	―
Losses on disposal of property and equipment, net and other intangible assets, net	33,841	4,631
Impairment loss on long-lived assets	106,501	44,546
Gain from bargain purchases	―	(6,487)
Deferred income tax (benefit) expense	(107,264)	5,739
Other non-cash (gains) expense – net	1,903	(895)
Changes in operating assets and liabilities:
Accounts receivable-trade, net	189,143	(66,877)
Accounts receivable-other	(48,031)	(36,190)
Inventories	(2,445)	892
Prepaid expenses and other current assets	(8,167)	(39,698)
Lease and guarantee deposits	58,468	(14,163)
Accounts payable	(55,574)	(18,729)
Accrued expenses	206,706	116,856
Accrued income taxes	25,364	4,200
Contract liability	(160,595)	―
Advances received	(15,322)	(39,177)
Other current liabilities	(3,389)	10,226
Deposit received	(98,925)	(20,871)
Other assets and other liabilities – net	(10,922)	(9,513)
Net cash (used in) provided by operating activities	(366,420)	7,870
Cash flows from investing activities:
Purchases of time deposits	(26,703)	(37,900)
Proceeds from maturities of time deposits	10,000	6,000
Proceeds from sale of investments	53,000	―
Acquisition of investment securities	―	(13,544)
Acquisition of property and equipment	(73,556)	(7,406)
Proceeds from sale of property and equipment	3,227	5,000
Cost additions to internal use software	(30,569)	(12,068)
Acquisition of businesses – net of cash acquired	(99,195)	(3,201)
Proceeds from due from shareholder	8,267	8,412
Payment received on short-term loans receivable	900	450
Payment received on long-term accounts receivable-other, net	15,030	16,326
Net cash used in investing activities	¥(139,599)	¥(37,931)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Yen in thousands)

	Years Ended December 31,
	2020	2019
Cash flows from financing activities:
Proceeds from issuance of common stock in initial public offering – net of underwriting discounts and commissions	¥1,168,627	¥	―
Proceeds from issuance of common stock	―		700,000
Net repayment of short-term borrowings	(180,000)		―
Proceeds from long-term borrowings	775,000		―
Repayment of long-term borrowings	(206,440)		(234,411)
Payment of installment payables related to business acquisitions	(33,949)		(82,812)
Payment of deferred offering costs	(97,857)		(43,283)
Repayment of corporate bonds	―		(7,500)
Proceeds from issuance of stock options	6,750		―
Net cash provided by financing activities	1,432,131		331,994

Net increase in cash and cash equivalents	926,112		301,933
Cash and cash equivalents at beginning of year	513,621		211,688
Cash and cash equivalents at end of year	¥1,439,733		¥513,621

Supplemental disclosure of cash flow information:

Cash paid during the year for:
Interest	¥10,219		¥11,872
Income taxes	7,005		24,344

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for lease liabilities	604,703		749,008
Purchases of property and equipment included in accrued expenses	29,244		―
Purchases of intangible assets included in accrued expenses	1,535		3,321
Payables related to acquisition of businesses included in accrued expenses	1,667		48,901
Deferred offering costs included in accrued expenses	261,619		14,226

Refer to Note 8, "Leases" for supplemental cash flow information related to leases.

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

1.  Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

MEDIROM Healthcare Technologies Inc. (the "Company") and its four subsidiaries (collectively, the "Group") are one of the leading holistic health services providers in Japan. The Group is a franchiser and operator of healthcare salons across Japan and is a preferred platform partner for large consumer brands, healthcare service providers, and government entities to affect positive health outcomes. The Group primarily engages in two lines of business: Relaxation Salon Segment (retail) and Digital Preventative Healthcare Segment (healthtech). Refer to description below and Note 11 for segment information.

Our Company was originally incorporated in Japan on July 13, 2000 under the name "Kabushiki Kaisha Young Leaves." In January 2017, we changed our name to "MEDIROM Inc." In March 2020, our Company's English name was changed to "MEDIROM Healthcare Technologies Inc."

Relaxation Salon Segment (See Note 11 for segment information)

The Relaxation Salon Segment is the core of our business, whereby we own, develop, operate, or franchise and support relaxation salons. Our salon locations cover major cities throughout Japan, with strong market presence in the Tokyo metropolitan area. The Segment includes several Relaxation Salon brands including Re.Ra.Ku®, and as of December 31, 2020 and 2019, it has a total of 290 and 283 salons, respectively. The following table presents total number of salons by operation type:

	Number of
	Relaxation Salons
	2020	2019
Directly-operated	150	107
Franchised	140	176
Total	290	283

See Note 2, "Business Combination" for the number of salons acquired during each year. The results of operations of directly-operated salons converted to franchised salons in sale transactions with franchisees were not material either individually or in the aggregate to the consolidated financial statements.

Digital Preventative Healthcare Segment (See Note 11 for segment information)

The Digital Preventative Healthcare Segment consists of the following operations: preventative healthcare services utilizing our digital application and devices; and government-sponsored Specific Health Guidance program, utilizing our internally-developed on-demand health monitoring smartphone application, or LAV®; our MOTHER Tracker® for fitness applications.

Basis of Presentation

The accompanying consolidated financial statements are presented in Japanese yen, the currency of the country in which the Group is incorporated and principally operates. The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP").

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Initial Public Offering

The Company completed the initial public offering (IPO) of 800,000 shares of common stock in the form of American Depositary Shares (ADSs) at a price to the public of $15.00 per share on December 31, 2020. Each ADS represents one common share. The Company's ADSs are traded on the Nasdaq Capital Market. The Company recognized aggregate net proceeds of approximately ¥765,867 thousand after deducting underwriting discounts and commissions of ¥69,653 thousand and offering costs of ¥402,760 thousand, which net amount was credited to shareholders' equity. Tax effects associated with costs from the initial public offering of ¥123,325 thousand was credited to equity.

As described in Note 21, on February 1, 2021, the Company sold an additional 60,000 ADSs representing 60,000 shares of common at the initial offering price of $15.00 per ADS, pursuant to the partial exercise of the over-allotment option to purchase up to 120,000 ADSs granted to the underwriters in connection with the initial public offering. The Company received aggregate net proceeds of approximately ¥87,642 thousand after deducting underwriting discounts and commissions. The remaining over-allotment option expired on February 12, 2021.

Recent Developments and Liquidity

Pursuant to Accounting Standards Update ("ASU") No. 2014-15, Presentation of Financial Statement Going Concern (Subtopic 205-40), management evaluates the Company's ability to continue as a going concern for one year after the date of the financial statements are available for issuance. Management has performed its evaluation as of the date of the accompanying financial statements and determined that, although there are uncertainties, none of these conditions or events, considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern.

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The outbreak is having an impact on the global economy, resulting in rapidly changing market and economic conditions. National and local governments around the world instituted certain measures, including travel bans, prohibitions on group events and gatherings, shutdowns of certain non-essential businesses, curfews, shelter-in-place orders and recommendations to practice social distancing. The outbreak and associated restrictions that have been implemented have had a material adverse impact on the Company's business and cash flow from operations, similar to many businesses.

In response to this outbreak, the Japanese government issued a Declaration of a State of Emergency (the "Declaration") on April 7, 2020. The Declaration resulted in a significant reduction in guest traffic at our relaxation salons due to changes in consumer behavior as social distancing practices. On April 21, 2020, the Company announced the temporary closure of almost all of its relaxation salons located across the country until May 6, 2020. The Declaration was lifted in Japan on May 25, 2020, however, other restrictions have been continuously encouraged by the Japanese government. In September, 2020, substantially all of the Company's relaxation salons were in operation.

Because our operating results substantially depend upon our relaxation salons’ revenue volumes and profitability, the two months of idleness in April and May materially impacted our revenues. The Company implemented cost measures to mitigate topline degradation to the business from this pandemic, including reductions in executive and employee compensation and deferral of nonessential spend in order to limit the impact on our operations and financial results. Additionally, in order to further strengthen its cash position and provide financial flexibility in light of the current uncertainty arising from the COVID-19 pandemic, the Company entered into additional loan agreements with Japan Finance Corporation and Higashi-Nippon Bank, Limited to borrow ¥230,000 thousand collectively as of June 30, 2020. Furthermore, the Company entered into additional loan agreements with Higashi-Nippon Bank, Limited to borrow ¥170,000 thousand as of July 28, 2020 and to borrow additional ¥175,000 thousand from the same bank as of November 30, and entered into loan agreements with The Shoko Chukin Bank, Ltd. to borrow ¥100,000 thousand as of December 31, 2020. The Company also applied for the subsidy program for employment adjustment by the Japanese government

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

with COVID-19 special treatment, which incentivizes companies to retain their employees. During 2020, the Company received ¥111,581 thousand from the subsidy program. The subsidy can help to cover the payroll costs of furloughed employees. The Japanese government subsidies of non-operating nature with no further conditions to be met are recorded as non-operating income in "other income (expense)" in the consolidated statements of (loss) income when received. In December 2020, the Company received aggregate net proceeds of ¥765,867 thousand that it will use for working capital and general corporate purposes.

On January 7, 2021, Japanese government issued the second Declaration of Emergency for COVID-19, which applied to Tokyo, Kanagawa, Saitama, and Chiba prefectures and was planned to be effective from January 8 to February 7, 2021. In the declaration, the government requested shopping malls and other large-sized commercial properties, where many of our salons are located, to close stores at 8 p.m. The declaration also requested businesses to introduce remote work from home, which also impacted sales of our salons located in business districts. On January 13, 2021, the government expanded the declaration to seven other prefectures (Osaka, Kyoto, Hyogo, Aichi, Gifu, Fukuoka, and Tochigi). On February 2, 2021, the government decided to extend the declaration till March 7 over ten prefectures excluding Tochigi. On February 28, 2021, the government released six prefectures excluding Tokyo, Kanagawa, Saitama, and Chiba from the declaration. On March 5, 2021, the government decided to extend the declaration over the four prefectures till March 21. On March 21, 2021, the second Declaration of Emergency was fully lifted. Despite it having an adverse impact on our sales activities during the period, compared to the first Declaration of Emergency, in which most of shopping malls voluntarily closed the whole properties, there was much less impact. During the second declaration, 76 salons had shortened operations and 1-2 salons fully closed operations.

On April 23, 2021, the Japanese government issued the third Declaration of Emergency applicable to Tokyo, Osaka, Hyogo, Kyoto during the period from April 25 to May 11. The declaration requested department stores and other large-sized commercial properties to close operation. This affected the operation of our salons located in shopping malls and spa facilities.  As of May 10, 2021, 28 salons had shortened operation and 36 salons fully closed their operation. On May 6, 2021, the government announced it will extend the declaration till May 31 and add Fukuoka and Aichi prefectures to the scope of the declaration.

Although the declarations have been adversely affecting our business, we are managing our operations by relocating therapists from closed or shortened salons to those lacking enough therapists, or issuing furlough to those who cannot be relocated to other open salons and applying for governmental subsidies.

As of this report, the duration and extent of COVID-19's impact is not reasonably possible to estimate due to the uncertainty about the spread of the virus. This could lead to lower sales, further relaxation salon closures, delays in development of our business, which could continue to materially affect our financial condition and results of operations.

Whereas management presently expects proceeds from existing loans, subsidies, and the net proceeds received from our IPO, to be sufficient to fund operating needs and existing debt obligations and does not currently expect to require additional capital for the next 12 months, no assurance can be provided as to the ultimate resolution of the foregoing matters and their ultimate impact on the Company's financial position, results of operations and cash flows.

Consolidation and Variable Interest Entities

The consolidated financial statements include the accounts of the Company and the following wholly owned subsidiaries: JOYHANDS WELLNESS Inc., Bell Epoc Wellness Inc., Decollte Wellness Corporation, and Medirom Human Resources Inc. All intercompany transactions have been eliminated in consolidation. Investments in companies over which the Company has significant influence but not control are accounted for by the equity method. The Company evaluates its investments and other significant relationships to determine whether any investee is a variable interest entity (“VIE”). If the Company concludes that an investee is a VIE, the Company evaluates its power to direct the activities of the investee, its obligation to absorb the expected losses of the investee and its right to receive the expected residual returns of the investee to determine whether the Company is the primary beneficiary of the investee. If the

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Company is the primary beneficiary of a VIE, the Company consolidates such entity and reflects the non-controlling interest of other beneficiaries of that entity. There is no VIE where the Company is the primary beneficiary as of December 31, 2020 and 2019.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, the allowance for doubtful accounts, fair value of intangible assets acquired through business combination, impairment of long-lived assets and goodwill, asset retirement obligations, valuation of stock-based compensation, and valuation of deferred tax assets. Management bases these estimates on assumptions that it believes to be reasonable under the circumstance, including considerations for the impact from the outbreak of the COVID-19 pandemic on the Company's business. Actual results may differ from these estimates in future periods when the COVID-19 pandemic continues to evolve and additional information becomes available.

Foreign Currency Translation

The assets and liabilities of an equity method investee are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at weighted average rates. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income within shareholders' equity.

Exchange gains and losses resulting from foreign currency transactions and the conversion of monetary assets and liabilities denominated in foreign currencies are included in other income (expenses) in the consolidated statements of (loss) income.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities of less than three months. There are no cash equivalents balances for the periods presented.

Time deposits presented in the consolidated balance sheets are short-term investments, these maturities are longer than three months but less than one year.

Accounts Receivable—Trade, Net

The accounts receivable-trade on the Company's consolidated balance sheets primarily includes accounts receivables from franchisees. The balance is presented net of an allowance for expected losses (i.e., doubtful accounts), primarily related to receivables from the Company's franchisees. The Company monitors the financial condition of its franchisees and records provisions for estimated losses on receivables when it believes franchisees are unable to make their required payments based on factors such as delinquencies and aging trends. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses incurred related to existing accounts and receivables. As of December 31, 2020 and 2019, the allowance for doubtful accounts related to accounts receivable-trade was ¥4,426 thousand and ¥22,920 thousand, respectively.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Accounts Receivable—Other and Long-Term Accounts Receivable—Other, Net

The accounts receivable—other on the Company's consolidated balance sheets primarily includes accounts receivable from commercial facility landlords and credit card companies related directly-operated salon's revenue and franchisee's revenue collected by these entities on behalf of the Group. As of December 31, 2020 and 2019, accounts receivable from commercial facilities and credit card companies of ¥302,227 thousand and ¥318,474 thousand, respectively, are included in the accounts receivable—other on the consolidated balance sheets. Receivable of ¥50,000 thousand for the sale of the Company's investment in Re.Ra.Ku (Hong Kong) Health Science and Technology Co., Limited is included in the accounts receivable—other as of December 31, 2019.

Long-term accounts receivable—other mainly consists of a non-interest bearing receivable due from an unrelated business entity, with a maturity of May 31, 2038, monthly repayment amounts of ¥720 thousand ¥1,200 thousand- and the principal balance due of ¥235,945 thousand and ¥247,450 thousand as of December 31, 2020 and 2019, respectively. The Company monitors the financial condition of its obligor and records provisions for estimated losses on receivables when it believes the obligors are unable to make their required payments. As of December 31, 2020 and 2019, the related discounts and allowance for doubtful accounts on long-term accounts receivable—other was ¥131,759 thousand and ¥141,256 thousand, respectively.

Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash. The Company primarily places its cash with high-credit quality financial institutions. The Company's cash deposits, of up to ¥10,000 thousand are insured by the Japanese government. From time to time, the Company has deposits in excess of the insured amounts.

No single customer accounted for 10% or more of the Company's total revenues for the years ended December 31, 2020 and 2019.

Inventories

Inventories consist principally of merchandise. A portion of inventories are also used for salon services. Inventories are stated at the lower of cost or net realizable value, cost being determined by the first-in, first-out method for merchandise.

Investments

The Company uses the equity method to account for equity investments over which it has significant influence but does not own a majority equity interest or otherwise control, generally accompanying a shareholding of between 20% and 50% of the voting rights. The share of earnings or losses of the investee are recognized in the consolidated statements of (loss) income. Equity method adjustments include the company's proportionate share of investee income or loss and other adjustments required by the equity method. The Company evaluates its equity method investments for impairment whenever an event or change in circumstances occurs that may have a significant adverse impact on the fair value of the investment. If a loss in value has occurred and is deemed to be other than temporary, an impairment loss is recorded. Several factors are reviewed to determine whether a loss has occurred that is other than temporary, including absence of an ability to recover the carrying amount of the investment, the length and extent of the fair value decline, and the financial condition and future prospects of the investee.

Investments in equity securities, in which the Company does not have significant influence, and for which there is not a readily determinable fair value, are recorded at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments in the same issuer.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

When the Company evaluates whether these non-marketable equity securities are impaired or not, the Company evaluates first whether an event or change in circumstances has occurred in the period that may have significant adverse effect on the fair value of the securities (an impairment indicator).

The Company uses such impairment indicators as follows:

(1)	A significant deterioration in the earnings performance or business prospects of the investee.
(2)	A significant adverse change in the regulatory, economic, or technological environment of the investee.
(3)	A significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates.
(4)	A recent example of the new issuance of a security, in which the issue price is less than our cost.

The Company estimates the fair value of the non-marketable equity securities when an impairment indicator is present. The fair value is determined as a result of considering various unobservable inputs which are available to the Company, including expectation of future income of the investees, net asset value of the investees, and material unrealized losses to be considered in assets and liabilities held by the investees. The Company recognizes impairment of non-marketable equity securities when the fair value is below the carrying amount and the decline in fair value is considered to be other-than-temporary.

Leases

The Group considers whether a contract is a lease or if it contains a lease element when a contract is executed. If a contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration, such contract is determined to contain a lease element. When the contract contains a lease element, a lease is either classified as operating lease or finance lease when the Group is a lessee, and a sales-type lease or direct financing lease when the Group is a lessor.

The Group, as a lessee, applies the right-of-use model to account for lease transactions. Under the right-of-use model, right-of-use asset and lease liability are recognized at commencement date. The Group measures its lease liability at present value of future lease payments over the remaining term. The Group uses its incremental borrowing rate for the discount rate to calculate the present value of the payments since it is difficult and not practical to determine the interest rate implicit in the lease. The Group's incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Right-of-use asset is initially measured as the initial amount of the lease liability, plus any lease payments made to the lessor before the lease commencement date, plus any initial direct costs incurred, minus any lease incentives received. When the Group determines a lease term, if a lease contract contains an option to extend its lease term, we are reasonably certain to exercise such option so we include the extending period in its lease term. This is mainly due to the severe economic loss the Group may face for not exercising the right of extension, such as recognizing impairment loss of attached facilities and loss resulting from failure to receive the franchise fee originally obtainable. Initial lease terms are generally between 3 and 10 years.

For operating leases, the Group recognizes the minimum lease payments where it is the lessee and the minimum lease income where it is the lessor on a straight-line basis over the lease term, and reflects them as rental expenses and rental revenues, respectively, in the consolidated statements of (loss) income.

Operating rental expense includes amortization of right-of-use assets and interests on lease liability. Variable lease expenses are primarily linked to sales and are excluded from the measurement of lease liability.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Rental expenses are recorded in the consolidated statements of (loss) income based on the nature of the underlying lease. Rental expense related to leases for directly-operated salons and for leased properties that are subsequently subleased to franchisees are recorded to "Cost of revenue from directly-operated salons" and "Cost of franchise revenues," respectively, and rental expense related to leases for corporate offices is recorded to "Selling, general and administrative expenses."

Rental income for operating leases on properties subleased to franchisees is recorded to "Franchise revenue". Terms and conditions of the sublease agreements are arranged to pass through lease obligations under head leases to the franchisees. Sublease income is presented on a gross basis on the accompanying consolidated statements of (loss) income, as the Company remains the primary obligor.

For newly executed contracts, renewal and revision related to leases, estimates and certain assumptions are used to determine asset value, useful lives, discount rate, lease term, etc. and these have effects on (1) classification of lease, (2) measurement of rental payments and (3) measurement of lease asset. These results may differ if varying estimates and assumptions are used.

Property and Equipment, Net

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation of property and equipment is computed principally using the straight-line method based on the estimated useful life of the assets.

The useful lives for depreciation by major asset classes are as follows:

Leasehold improvements	Lesser of 15 years or the remaining lease term
Vehicles	6 years
Tools, furniture and fixtures	2-10 years

Other Intangible Assets, Net

Other intangible assets with finite useful lives consist primarily of capitalized software and reacquired franchise rights. The Company capitalizes both eligible internal and external costs of developing or obtaining computer software for internal use. Costs incurred to develop internal-use software during the application development stage are capitalized until the software is substantially complete and ready for its intended use. Costs related to data conversion, training and maintenance costs associated with internal-use software are expensed as incurred. Capitalized software is amortized over the estimated useful life (3-5 years) using the straight-line method. The Company amortizes the fair value of reacquired franchise rights over the remaining contractual terms of the reacquired franchise rights at the time of the acquisition, which generally range from 1-5 years. Other intangible assets with indefinite useful lives consist primarily of trademarks that are generally recorded in connection with business combinations at their fair value.

Impairment of Long-lived Assets, Excluding Goodwill

The Company assesses impairment of long-lived assets at the individual salon level, as this is the lowest level for which identifiable cash flows are largely independent of other groups of assets and liabilities. The Company reviews the carrying value of long-lived assets or a related group of assets to be held and used for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when the estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition are less than their carrying values. The impairment loss is measured as the amount by which the carrying value of the asset or asset group exceeds its fair value. In determining the fair value, the Company uses present value techniques, if appropriate, based on the estimated future cash flows expected to result from the use of the assets and their eventual dispositions. During 2020, long-lived assets impairment charges related to continuing operations of ¥36,512 thousand and ¥69,989 thousand were recorded on property and equipment and right-of-use asset—operating

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

leases, respectively. During 2019, long-lived assets impairment charges related to continuing operations of ¥9,825 thousand and ¥34,721 thousand were recorded on property and equipment and right-of-use asset—operating leases, respectively.

Goodwill

Goodwill represents the excess of cost over fair value of identifiable net assets acquired and assumed in business combinations. The Company generally records goodwill in connection with the acquisition of relaxation salons from franchisees. Upon the sale of relaxation salons to franchisees, goodwill is decremented. Goodwill and intangible assets that are deemed to have indefinite useful lives are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill impairment assessments are performed at the reporting unit level, which is the same as the Company's operating segments. The Company utilizes a qualitative assessment for determining whether step one of the goodwill impairment analysis is necessary. If a step one test is considered necessary based on the qualitative factors, the Company compares the estimated fair value of a reporting unit to its carrying value. The carrying value of each reporting unit is based on the assets and liabilities associated with the operations of the reporting unit. The Company calculates estimated fair values of the reporting units based on discounted future cash flows utilizing estimates in annual revenue, service and product margins, fixed expense rates, allocated corporate overhead, directly-operated and franchise salon counts, and long-term growth rates for determining terminal value. If the carrying amount of a reporting unit exceeds its fair value, a loss will be recorded for the excess of the carrying value of the reporting unit over the fair value of the reporting unit. The Company did not recognize impairment losses for any goodwill during the years ended December 31, 2020 and 2019.

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, consulting, accounting and other fees relating to the Company's initial public offering (IPO) completed on December 31, 2020, had been capitalized. These costs were reclassified to additional paid-in capital as a reduction from the IPO proceeds. Other incremental organization costs are expensed as incurred. As of December 31, 2020, there were no capitalized deferred offering costs in the consolidated balance sheets. As of December 31, 2019, there were ¥57,509 thousand of deferred offering costs capitalized in the consolidated balance sheets.

Asset Retirement Obligations

The Company records asset retirement obligations when the obligation is incurred. The obligation is measured at fair value and included in Non-current liabilities. When the liability is initially recorded, the Company capitalizes the related cost by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value, and the capitalized cost is depreciated over the asset's useful life.

Revenue Recognition

Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The Company determines revenue recognition through the following steps:

Step 1: identification of the contract with a customer;

Step 2: identification of the performance obligations in the contract;

Step 3: determination of the transaction price;

Step 4: allocation of the transaction price to the performance obligations in the contract;

Step 5: recognition of revenue when, or as, the Company satisfies a performance obligation.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Revenue from Directly-Operated Salons

Revenues from directly-operated salons are recognized when services are provided at the salons.

Franchise Revenue

Franchise Revenue is comprised of (i) franchise fees, (ii) royalty income, (iii) staffing service revenue, (iv) sublease revenue, and (v) other franchise revenues. The Company and the franchisee enter into a franchise agreement which sets forth the standard terms and conditions of operating the franchised salon, as well as the fees and royalties over the term of the agreement. In most cases, an outsourcing agreement, is also entered into in conjunction with the franchise agreement that specifies the terms of the sublease arrangement with the franchisee. Upon the franchisee's request, the Company's therapists are dispatched to franchise locations and franchisees must pay dispatch fees in accordance with the dispatched employees' position.

(i) Franchise fees

The Company receives the entire non-refundable initial franchise fees from the franchisee based on franchise agreement. The franchise agreement typically has an initial term of five years. The services for operating the franchised salon provided by the Company under franchise contract are not separately identifiable within the contract, and are interrelated with the franchise right granted in the franchise agreement. As such the services are considered to represent a single performance obligation. The franchise agreement could be renewed prior to expiration by mutual consent and renewal franchise fees are paid by franchisee upon renewal of agreement. Initial franchise fees and expected renewal franchise fees are recognized as revenue ratably using the time-based input method over the expected average contract life (8-10 years), instead of the contract term, as there is a material right related to renewals.

(ii) Royalty income

The Company collects royalties, an amount calculated by multiplying a certain percentage to gross sales, on a monthly basis. The royalties are subject to the sales- and usage-based royalties constraint and are recognized as revenues based on the monthly royalty earned where such amount is determined on the basis of gross sales made from each salon.

(iii) Staffing service revenue

The Company also generates revenue from providing its therapists to franchisees, which are recognized as revenues based on the total number of working hours of the agency worker during the dispatched period. The Company has elected the 'as-invoiced' practical expedient for its staffing services where the fixed rate per hour is invoiced to the customer.

(iv) Sublease revenue

The Company leases the premises in which the majority of its franchisees operate, where the Company retains the head lease primary obligation, and has entered into corresponding sublease arrangements with franchisees. Revenues from sublease transactions with franchisees are recognized on a straight-line basis over the respective operating lease terms, or at the time of the underlying sales for variable lease payments, in accordance with Accounting Standards Codification ("ASC") 842 Leases ("ASC 842").

(v) Other franchise revenues

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Other franchise revenues include other services provided to franchisees separately from the franchise agreements and include advertising, training, studio construction and hiring support. These services are primarily recognized as revenues when services are provided. The Company has elected the 'as-invoiced' practical expedient for its studio construction services where the consideration is invoiced to the customer.

Other Revenues

Other revenues are primarily from the Digital Preventive Healthcare segment, which include revenues from serving implementation of health and wellness programs (Specific Health Guidance Program), and are recognized when services are provided. Health monitoring wearable device service (MOTHER Tracker®) is still at the development stage and as such generates no revenue.

See Note 13 for further disclosures required under ASC 606 and Recently Adopted Accounting Pronouncements below for impacts of the ASC 606 adoption.

Revenue is recognized net of consumption tax collected from customers and subsequently remitted to governmental authorities.

Advertising Expenses

Advertising costs are expensed as incurred and are recorded in "selling, general and administration expenses". Advertising expenses for the years ended December 31, 2020 and 2019 were ¥92,460 thousand and ¥77,911 thousand, respectively.

Stock-Based Compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments at the fair value of the award on the grant date and recognizes the cost over the requisite service period which the employee is required to provide services in exchange for the award. Compensation expenses are recognized on a straight-line basis over the requisite service period of the awards which are expected to be vested. The Company accounts for forfeitures as they occur. The Company uses option pricing methods that require the input of subjective assumptions, including the expected term, expected volatility, dividend yield and risk-free interest rate.

The Company estimates the likelihood and the rate of achievement for performance sensitive stock-based awards at the end of each reporting period. Changes in the estimated rate of achievement can have a significant effect on the recorded stock-based compensation expense as the effect of a change in the estimated achievement level is recognized in the period the change occurs.

Income Taxes

Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards and tax credits are expected to reverse.

Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company recognizes the financial statement effect of uncertain tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax (benefit) expense in the consolidated statements of (loss) income.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Loss) Earnings Per Share

Basic and diluted (loss) earnings per common share are presented in conformity with the two-class method required for participating securities. Basic net (loss) income attributable to the Company per common share is computed by dividing net (loss) income attributable to the Company by the weighted-average number of shares of common stock outstanding during the year. Diluted net income attributable to the Company per common share reflects the potential dilutive effect of stock options. (See Note 15)

Recently Adopted Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASC 606”). The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers in the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Additionally, the guidance requires improved disclosure to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The new guidance supersedes most current revenue recognition guidance, including industry-specific guidance. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (ASC 606) and Leases (ASC 842) -Effective Dates for Certain Entities. The standard permits private entities that have not yet issued their financial statements or made financial statements available for issuance as of June 3, 2020 to adopt ASC 606 for annual reporting periods beginning after December 15, 2019.

The Company adopted ASC 606 as of January 1, 2020 using the modified retrospective method of adoption for contracts that were not completed as of the adoption and recognized a cumulative-effect adjustment to accumulated deficit of ¥(458,823) thousand. Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. As a result, the Company has changed its accounting policy for revenue recognition of franchise fees as detailed below. The adoption of this new guidance did not have a material impact for revenue recognition of other than franchise fees. The comparative periods have not been adjusted and continue to be reported under the previous revenue recognition guidance. The details of the significant changes and quantitative impact of the changes are discussed below.

Franchise fees

The adoption of the new revenue recognition guidance changed the timing of recognition of initial franchise fees and renewal franchise fees . Prior to the adoption of ASC 606, the Company recognized revenue under FASB Topic 605 Revenue Recognition ("ASC 605"). Under ASC 605, initial franchise fees are recognized as revenue when the franchised relaxation salon is opened as all material services and conditions related to the initial franchise fee have been substantially performed by the opening date. In addition, under ASC 605, renewal franchise fees are recognized as revenues at the beginning of the renewal term . Under the new revenue recognition guidance, the services for operating the franchised salon provided by the Company under franchise contract are not separately identifiable within the contract, and are interrelated with the franchise right granted in the franchise agreement. As such the services are considered to represent a single performance obligation. Therefor initial franchise fees and expected renewal franchise fees are recognized as revenue ratably over the expected average contract life (8-10 years), instead of the contract term, as there is a material right related to renewals.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Impacts on consolidated financial statements

Selected condensed consolidated balance sheets line items, which reflect the adoption of ASC 606, are as follows:

	Thousands of Yen
	As reported on	Effect of	As adjusted on
	December 31,	adoption of	December 31,
	2019	ASC 606	2019
Assets:
Deferred tax assets, net	222,505	202,496	425,001
Liabilities:
Accrued expenses	447,974	820	448,794
Contract liability (current)	―	201,559	201,559
Advances received	483,124	(6,137)	476,987
Long-term contract liability - net of current portion	―	465,077	465,077
Shareholders’ equity:
Accumulated deficit	¥(705,309)	¥(458,823)	¥(1,164,132)

Selected condensed consolidated balance sheets line items, which reflect the adoption of ASC606, are as follows:

	Thousands of Yen
			Balances
		Adjusted	without
As of December 31, 2020	As reported	amount	adoption
Assets:
Deferred tax assets, net	¥655,591	¥(135,345)	¥520,246
Liabilities:
Accrued expenses	889,112	(600)	888,512
Contract liability (current)	172,063	(172,063)	―
Advances received	461,665	26	461,691
Long-term contract liability - net of current portion	333,978	(333,978)	―
Shareholders’ equity (deficit):
Accumulated deficit	¥(1,703,302)	¥371,270	¥(1,332,032)

Selected condensed consolidated statement of (loss) income line items, which reflect the adoption of ASC606, are as follows:

	Thousands of Yen
			Balances
		Adjusted	without
Year ended December 31, 2020	As reported	amount	adoption
Revenues	¥3,341,617	¥(154,702)	¥3,186,915
Operating loss	(746,088)	(154,702)	(900,790)
Loss before income tax	(626,689)	(154,702)	(781,391)
Income tax benefit	(87,519)	(67,151)	(154,670)
Net loss	¥(539,170)	¥(87,551)	¥(626,721)

Selected condensed consolidated statement of cash flows line items, which reflect the adoption of ASC606, are as follows:

Thousands of Yen
Balances
Adjusted	without

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Year ended December 31, 2020	As reported	amount		adoption
Cash flows from operating activities:
Net loss	¥(539,170)		¥(87,551)	¥(626,721)
Adjustments to reconcile net loss to net cash used in operating activities:
Deferred income tax expense	(107,264)		(67,151)	(174,415)
Changes in operating assets and liabilities:
Accrued expenses	206,706		220	206,926
Contract liability	(160,595)		160,595	―
Advances received	(15,322)		(6,113)	(21,435)
Net cash used in operating activities	¥(366,420)	¥	―	¥(366,420)

Fair Value Measurement Disclosures

In August 2018, the FASB issued ASU No. 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements. This amendment provides updates to the disclosure requirements on fair value measures in Topic 820 which includes the changes in unrealized gains and losses in other comprehensive income for recurring Level 3 fair value measurements, the option of additional quantitative information surrounding unobservable inputs and the elimination of disclosures around the valuation processes for Level 3 measurements. The Company has adopted this standard effective January 1, 2020. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires measurement and recognition of expected credit losses for financial assets measured at amortized cost, including accounts receivable, upon initial recognition of that financial asset using a forward-looking expected loss model, rather than an incurred loss model. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). The standard defers the effective dates of ASU 2016-13 for SEC filers that are eligible to be smaller reporting companies, non-SEC filers and all other companies. As a result, Topic 326 is effective for interim and annual reporting periods beginning in 2023. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

Income Taxes

In December 2019, the FASB issued ASU 2019-12 Income Taxes - Simplifying the Accounting for Income Taxes (Topic 740), which simplifies various aspects of the income tax accounting guidance and will be applied using different approaches depending on what the specific amendment relates to and, for public entities, are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material effect on its financial position or results of operations.

Investments

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topics 321, 323 and 815. The new standard addresses accounting for the transition into and out of the equity method and

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

measurement of certain purchased options and forward contracts to acquire investments. The standard is effective for the Company for fiscal years and interim periods beginning after December 15, 2021, with early adoption permitted. Adoption of the standard requires changes to be made prospectively. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

Reference Rate Reform

On January 7, 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which refines the scope of Accounting Standards Codification Topic ("ASC") 848, Reference Rate Reform, and clarifies some of its guidance as part of the FASB's ongoing monitoring of global reference rate reform activities. The ASU permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, computing variation margin settlements, and calculating price alignment interest in connection with reference rate reform activities under way in global financial markets. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

2.  Business Combination

Acquisition of relaxation salons

During 2020 and 2019, the Company acquired 16 relaxation salons and 17 relaxation salons for cash consideration of ¥86,916 thousand and ¥23,813 thousand, respectively. The cash consideration paid in these transactions is included within "Acquisition of businesses - net of cash acquired" in the investing activities, "Payment of installment payables related to business acquisitions" in the financing activities and "Payables related to acquisition of businesses included in accrued expenses" in the non-cash investing and financing activities sections of the consolidated statements of cash flows. The acquisitions were accounted for by the acquisition method. Acquisition related costs were recognized as expenses when incurred, which were immaterial in amount. The results of operations, and assets and liabilities, of these relaxation salons were included in the consolidated financial statements from the date of acquisition. The purchase price allocation was based on the estimated fair values of the assets acquired and liabilities assumed, as of the acquisition date.

The estimated fair values of the assets acquired and liabilities assumed at the acquisition date were as follows:

	Thousands of Yen
	Fair value of assets/liabilities
		2020	2019
Property and equipment - net		¥51,005	¥27,567
Goodwill		72,438	22,156
Intangible assets		12,690	6,519
Total assets acquired		136,133	56,242
Asset retirement obligation		(49,217)	(25,942)
Total liabilities assumed		(49,217)	(25,942)
Net assets assumed		86,916	30,300
Fair value of the consideration transferred		86,916	23,813
Gain from bargain purchases	¥	―	¥6,487

The goodwill recorded primarily relates to the sales growth potential of the relaxation salon locations acquired and is expected to be deductible for income tax purposes. Intangible assets in the table above consist of reacquired franchise rights, fair values of which were estimated using the relief from royalty method with Level 3 unobservable inputs. In order to develop these Level 3 fair value measurements, the Company used 1.2% - 2.5% of royalty rate and 11.3% - 14.0% of discount rate as significant unobservable inputs. The amount of reacquired franchise rights was ¥12,690

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

thousand and ¥6,519 thousand in 2020 and 2019 respectively. Reacquired franchise rights are subject to amortization, amortized over an estimated useful life of approximately three years.

For some relaxation salons acquired, the Company recognized the excess of the fair value of the net assets assumed over the fair value of the consideration transferred as a gain from bargain purchases of nil and ¥6,487 thousand in 2020 and 2019 respectively, which is separately presented in the consolidated statements of (loss) income.

The amount of revenue from the acquired relaxation salons included in the Company's results of operations for the years ended December 31, 2020 and 2019 was ¥375,148 thousand and ¥799,788 thousand, respectively. The amount of (loss) earnings from the acquired relaxation salons included in the Company's results of operations for the years ended December 31, 2020 and 2019 was ¥(26,595) thousand and ¥107,145 thousand, respectively. Disclosure of pro forma information is omitted as the information is not easily available.

3.  Property and Equipment, Net

As of December 31, 2020 and 2019, property and equipment consist of the following:

	Thousands of Yen
	2020	2019
Leasehold improvements	¥272,756	¥215,524
Vehicles	9,548	7,786
Tools, furniture and fixtures	37,480	19,755
Total	319,784	243,065
Accumulated depreciation and amortization	(83,854)	(74,110)
	¥235,930	¥168,955

Depreciation and amortization expense was ¥41,691 thousand and ¥29,557 thousand for the years ended December 31, 2020 and 2019, respectively.

For the years ended December 31, 2020 and 2019, the Company recognized impairment loss of ¥36,512 thousand and ¥9,825 thousand, respectively, on leasehold improvements used in certain relaxation salons. The Company conducted strategic reviews of its future profitability forecast. Following these reviews, the Company reduced the corresponding estimated future cash flows of these assets and the estimated ability to recover the carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in the impairment charges.

4.  Goodwill and Other Intangible Assets, Net

The components of intangible assets as of December 31, 2020 and 2019 are as follows:

	Thousands of Yen
	2020	2019
Intangible assets subject to amortization:
Software for internal use	¥84,152	¥54,710
Reacquired franchise rights	17,973	9,802
Other	750	10,750
Total	102,875	75,262
Accumulated amortization	(44,330)	(36,694)
Net carrying amount	58,545	38,568

Intangible assets not subject to amortization:
Trademark	38,922	38,922

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Goodwill	150,720	78,282
Telephone rights	148	148
Total	189,790	117,352
Total intangible assets	¥248,335	¥155,920

The aggregate amortization expense was ¥20,599 thousand and ¥16,617 thousand for the years ended December 31, 2020 and 2019, respectively.

The estimated aggregate amortization expense for other intangible assets for the next five years and thereafter is as follows:

Thousands of Yen
Year ending December 31:
2021	¥24,019
2022	17,857
2023	9,540
2024	6,034
2025	957
Thereafter	138
Total	¥58,545

The following table shows changes in carrying amount of goodwill for the years ended December 31, 2020 and 2019:

Thousands of Yen
Balance at December 31, 2018
Goodwill	¥63,955

Acquisitions of relaxation salons*	22,156
Sales of directly-operated salons to franchisees, and disposal of relaxation salon	(7,829)

Balance at December 31, 2019
Goodwill	78,282

Acquisitions of relaxation salons*	72,438

Balance at December 31, 2020
Goodwill	¥150,720

*	Acquisitions for the years ended December 31, 2020 and 2019 relate to relaxation salon acquisitions in the relaxation salon segment. Refer to Note 2.

No impairment losses were recognized for the years ended December 31, 2020 and 2019.

The Company performed a qualitative assessment for its annual goodwill impairment test on December 31, 2020. Based on the results of the qualitative assessment, a step one test was not considered necessary.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

5.  Investments

Equity Method Investments

In December 2019, the Company sold all of its investment in Re.Ra.Ku (Hong Kong) Health Science and Technology Co., Limited, for ¥50,000 thousand, for a gain of ¥559 thousand. As of December 31, 2020 and 2019, the Company had zero ownership interest in equity method investments.

Investments at Cost

The carrying amount of non-marketable securities are recorded at cost as fair value is not readily determinable. The amount is ¥500 thousand and ¥14,044 thousand as of December 31, 2020 and 2019, respectively. For the year ended December 31, 2020, impairment charges of ¥5,544 thousand and ¥5,000 thousand were recorded on the Matrix Industries, Inc. and other non-marketable securities, respectively. The Company did not recognize any impairment for the year ended December 31, 2019.

The breakdown of non-marketable securities as of December 31, 2020 and 2019 are as follows:

	Carrying amount
	Thousands of Yen			Ownership
	2020		2019	2020	2019
Matrix Industries, Inc.	¥	―	¥5,544	0.09%	14.3%
Kabushiki Kaisha ReRaKu WEST		―	3,000	―	16.6%
Other		500	5,500	―	―
Total		¥500	¥14,044

In July 2020, the Company sold all of its investment in Kabushiki Kaisha ReRaKu WEST, for ¥3,000 thousand.

6.  Short-term Borrowings and Long-term Borrowings

The Company has short-term borrowings from a Japanese financial institution, with a principal balance of nil and ¥180,000 thousand outstanding as of December 31, 2020 and 2019. The unsecured short-term borrowings accrue interest, compounded annually, using a fixed interest rate of 2.35%. The Company repaid the principal balance of ¥180,000 thousand during 2020.

The Company has long-term loans with Japanese financial institutions. Some long-term loans are secured. As of December 31, 2020, time deposits with an aggregating book value of ¥63,524 thousand are pledged as collateral (the amounts of ¥20,024 thousand and ¥43,500 are included in “time deposits” and “other assets”, respectively, in the consolidated balance sheets). Some long-term loans are guaranteed by Credit Guarantee Association, a Japanese governmental affiliate agency which supplements private companies with credit. The long-term loan accrue interest using fixed interest rates of 0.21% – 3.98% and 0.61% – 3.30% per annum as of December 31, 2020 and 2019, respectively. Debt issuance costs related to these borrowings are immaterial.

Long-term borrowings as of December 31, 2020 and 2019 are as follow:

	Thousands of Yen
	2020	2019
Unsecured bank loans (Due through 2035 with weighted average interest rates of 1.33% as of December 31, 2020, due through 2025 with weighted average interest rates of 1.74% as of December 31 2019)	¥910,661	¥342,101
Current portion of long-term borrowings	(242,281)	(191,570)

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Total long-term borrowings	¥668,380	¥150,531

The following is a summary of maturities of long-term borrowings subsequent to December 31, 2020:

Thousands of Yen
Year ending December 31:
2021	¥242,281
2022	123,460
2023	62,628
2024	60,252
2025	59,550
2026 and thereafter	362,490
Total	¥910,661

Both short-term borrowings and long-term borrowings are primarily made under general agreements, which are to provide security and guarantees for present and future indebtedness or to secure a guarantor upon request of the bank, and that the banks shall have the right to offset cash deposits against any debts and obligations that have become due or, in the case of default, against all obligations to the banks. Kouji Eguchi, the representative director and the shareholder of the Company (holds 39.09% of common stock and all Class A common stock), is a guarantor with respect to some of these borrowings. None of the loan agreements contain any financial covenants.

7.  Asset Retirement Obligation

Asset retirement obligation primarily consists of estimated costs arising from a contractual obligation to a landlord to remove leasehold improvements from leased properties at the end of the lease contracts for its headquarters and directly-operated salons.

Reconciliation of the beginning and ending amount of asset retirement obligation for the years ended December 31, 2020 and 2019 is as follows:

	Thousands of Yen
	2020	2019
Beginning balance	¥127,411	¥119,519
Liabilities incurred	80,056	63,623
Liabilities settled	(16,870)	(55,954)
Accretion expense	595	223
Ending balance	¥191,192	¥127,411

8.  Leases

The Group mainly leases commercial space for its relaxation salon from external third parties, which are either operated by the Company or a franchisee and also enters into contracts with franchisees subleasing partial spaces of leased properties under the terms and conditions that are substantially the same as the head lease contracts. As of December 31, 2020 and 2019, the Group had 213 and 220 leased salons, respectively, of which 130 and 165 salons, respectively were subleased.

Operating Leases

Lessee

There are no lease transactions classified as finance leases for the years ended December 31, 2020 and 2019.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

The table below summarizes the components of operating lease costs related to operating leases for the year ended December 31, 2020 and 2019:

	Thousands of Yen
	2020	2019
Fixed lease cost (a)	¥748,230	¥851,555
Variable lease cost (b)	24,484	30,901
Short-term cost	11,669	10,979
Total	¥784,383	¥893,435

(a)	This includes the amount of ¥478,225 thousand and ¥580,074 thousand recoverable from sublessees for the years ended December 31, 2020 and 2019, respectively.
(b)	This includes the amount of ¥14,146 thousand and ¥27,606 thousand recoverable from sublessees for the years ended December 31, 2020 and 2019, respectively.

There are no sale-and leaseback transactions conducted in the years ended December 31, 2020 and 2019.

Supplementary information on cash flow and other information for leasing activities for the year ended December 31, 2020 and 2019 are as follows:

	Thousands of Yen
	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	¥797,623	¥375,270
Right-of-use assets obtained in exchange for lease liabilities	604,703	749,008
Weighted average remaining lease term (in years)	2.8	3.3
Weighted average discount rate	1.45%	1.45%

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to December 31, 2020 are as follows:

Thousands of Yen
Year ending December 31:
2021	¥667,823
2022	493,800
2023	246,751
2024	122,654
2025	70,448
2026 and thereafter	98,245
Total	1,699,721
Less: Interest component	(48,509)
Present value of minimum lease payments	¥1,651,212

The amount of ¥658,320 thousand and ¥992,892 thousand of the discounted present value of minimum lease payment are included in "Short-term lease liability" and "Long-term lease liability — net of current portion", respectively, in the consolidated balance sheets.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Subleases

The Group leases space from commercial facility landlords which in turn it subleases to certain franchisees of its relaxation salons. Sublease revenues are as follows for the years ended December 31, 2020 and 2019, and included in franchise revenues:

	Thousands of Yen
	2020	2019
Fixed sublease income	¥478,225	¥580,074
Variable sublease income	14,146	27,606
Total	¥492,371	¥607,680

Expected future minimum lease collections to be received under non-cancellable subleases subsequent to December 31, 2020 are as follows:

Thousands of Yen
Year ending December 31:
2021	¥376,993
2022	276,765
2023	152,356
2024	66,450
2025	33,728
2026 and thereafter	20,488
Total	¥926,780

There are no lease transactions classified as sale-type leases and direct financing leases for the years ended December 31, 2020 and 2019.

9.  Shareholders' Equity

Common stock and Class A common stock

The Company's capital consists of common stock and Class A common stock.

The same rights are granted to common stock and Class A common stock on the right to claim a dividend and to claim a liquidation distribution.

Class A common stock is entitled to no voting rights at ordinary shareholders’ meetings. However, when the Company makes decisions on the following matters stipulated in laws or regulations or the articles of incorporation that need to be approved by the resolution of the Board of Directors, in addition, the Company needs approval at the Class General Meetings of respective shareholders, which is constituted by the shareholders of Class A common stock.

1.	Subject to a demand for sale of treasury stock from inheritors;
2.	Reverse stock split, stock split, issuance of stock and issuance of stock acquisition right;
3.	Dismissal of the Company's corporate auditor (See Note 20);
4.	Decrease of common stock;
5.	Dividend paid in property other than money;
6.	Change in the articles of incorporation, business transfer, dissolution and liquidation of the Company; and
7.	Organizational change, merger, stock exchange and stock transfer;

All issued Class A common stock are held by the Company's representative director, Kouji Eguchi. The holders of Class A common share can claim anytime to acquire Class A common share at market price.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Japanese companies are subject to the Companies Act of Japan (the "Companies Act"). The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

Common stock

Under the Companies Act, issuances of common stock are required to be credited to the common stock account for at least 50% of the proceeds and to the additional paid-in capital account for the remaining amounts.

Dividends

Under the Companies Act, companies can pay dividends at any time during the year in addition to the year-end dividend upon resolution at the shareholders’ meeting. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to shareholders’ subject to certain limitations and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

Increases / decreases and transfer of common stock, reserve and surplus

The Companies Act requires that an amount equal to 10% of dividends must be appropriated as legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of the aggregate amount of legal reserve and additional paid-in capital equals 25% of common stock. Under the Companies Act, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Companies Act also provides that common stock, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

Treasury Stock

The Companies Act also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by a specific formula.

10.  Stock-based Compensation

The fair value of stock options as part of employee incentive plans is estimated at the date of grant of the purchase rights using the Black-Sholes option-pricing model. The model requires the input of highly subjective assumptions such as the expected stock price volatility and the expected term.

According to the resolutions at the general meetings of shareholders held in December 2015, as Fourth Series of Stock Subscription Rights, stock options to purchase 1,539,500 shares of common stock were granted to the Company's director and the Company's corporate auditor (See Note 20) on December 21, 2015. The exercise term of stock options is 8 years commencing from December 22, 2017 and they must hold positions in the Company at the time of exercise to exercise their rights. The stock option's fair value as of grant date was ¥2.45 per share. The exercise price of the stock option is ¥400 per share.

According to the resolutions at the general meetings of shareholders held in December 2015, as Fifth Series of Stock Subscription Rights, stock options to purchase 285,500 shares of common stock were granted to the Company's employees on December 21, 2015. The exercise term of stock options is 8 years commencing from December 22, 2017

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

and they must be employed by the Company at the time of exercise to exercise their rights. The stock option's fair value as of grant date was ¥2.96 per share. The exercise price of the stock option is ¥400 per share.

According to the resolutions at the general meetings of shareholders held in December 2016, as Sixth Series of Stock Subscription Rights, stock options to purchase 230,000 shares of common stock were granted to the Company's corporate auditor (See Note 20) on December 21, 2016. The exercise term of stock options is 8 years commencing from December 22, 2018 and they must hold positions in the Company at the time of exercise to exercise their rights. The stock option's fair value as of grant date was ¥0.67 per share. The exercise price of the stock option is ¥2,000 per share.

According to the resolutions at the general meetings of shareholders held in December 2016, as Seventh Series of Stock Subscription Rights, stock options to purchase 174,000 shares of common stock were granted to the Company's director and the Company's employees on December 21, 2016. The exercise term of stock options is 8 years commencing from December 22, 2018 and they must be employed by the Company at the time of exercise to exercise their rights. The stock option's fair value as of grant date was ¥0.82 per share. The exercise price of the stock option is ¥2,000 per share.

According to the resolutions at the extraordinary general meetings of shareholders held in August 2020, as Eighth Series of Stock Subscription Rights, stock options to purchase 150,000 shares of common stock were granted to the Company’s director on October 2, 2020. The amount to be paid in for the stock option was ¥1.00 per share. The exercise term of stock options is 5 years commencing from October 1, 2021 and they must be employed by the Company at the time of exercise to exercise their rights. The stock option’s fair value as of grant date was ¥104.64 per share. The exercise price of the stock option is ¥2,000 per share.

According to the resolutions at the extraordinary general meetings of shareholders held in August 2020, as Ninth Series of Stock Subscription Rights, stock options to purchase 300,000 shares of common stock were granted to the Company’s director, the Company’s corporate auditor (See Note 20), the Company’s employees and outside service providers on October 2, 2020. The amount to be paid in for the stock option was ¥22.00 per share. The exercise term of stock options is 3 years commencing from October 1, 2021 and they must be employed by the Company at the time of exercise to exercise their rights (however, this shall not apply to outside service providers). In addition, the exercise can take place only when the Company achieves an annual consolidated revenue target of ¥3,908,264 thousand under U.S. GAAP in any of our 2020, 2021 or 2022 fiscal years. The stock option’s fair value as of grant date was ¥637.02 per share. The exercise price of the stock option is ¥128 per share.

The Company did not grant any stock options during 2019.

Cash received from stock options granted during 2020 was ¥6,750 thousand, and is included within “other current liabilities” in the consolidated balance sheets. It is recognized as a liability until the options vest. As the stock options vest, the liability will be reclassed to additional paid-in capital.

The fair value of the Company’s stock option was estimated on the date of grant using the Black-Sholes option-pricing model that incorporates the assumptions presented below:

Year ended
December 31, 2020
Expected term of option (in years)	2 –3
Expected volatility	58.21 – 65.93%
Expected dividend yield	― %
Risk-free interest rate	0.17 – 0.19%

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Expected term of option

The expected term of option represents the period of time that the stock options granted are expected to be outstanding. The expected term of option was estimated utilizing the simplified method because the Company did not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The simplified method primarily is calculated as the midpoint between the requisite service period and the contractual term of option.

Expected volatility

Since the Company does not have a trading history of its common stock, the expected volatility is based on average volatility of comparable publicly traded companies within the Company’s industry. Therefore, the Company used the average of their historical volatilities over the respective expected option terms as an estimate of the expected volatility of its own share price.

Expected dividend yield

The expected dividend yield is assumed to be zero as the Company has no current plans to pay any dividends in the foreseeable future.

Risk-free interest rate

The risk-free interest rate is based on market yield curve of the U.S. Treasury securities for the respective expected terms of options.

A summary of the activity of the Company's employee stock option plans as of and for the years ended December 31, 2020 and 2019 is presented below:

		Yen	Years		Thousands of Yen
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term		Aggregate intrinsic value
Outstanding at December 31, 2018	549,500	¥1,552	7.6	¥	―
Forfeited/Expired	(30,000)	800
Outstanding at December 31, 2019	519,500	1,595	6.7		―
Exercisable at December 31, 2019	519,500	1,595	6.7		―
Granted	450,000	752	―
Forfeited/Expired	(290,000)	1,903
Outstanding at December 31, 2020	679,500	905	4.3		531,518
Exercisable at December 31, 2020	229,500	¥1,205	5.4		¥123,891

For the year ended December 31, 2020, there was no material compensation cost recognized for the 8th stock options. As of December 31, 2020, the performance condition for the 9th series of stock option was not deemed probable due to the impacts of COVID-19 and no compensation cost was recorded.

For the year ended December 31, 2019, there were no compensation cost recognized for these stock options.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

11.  Segment Information

The Company operates its business in two segments: Relaxation Salon and Digital Preventative Healthcare, which are based on the organizational structure and information reviewed by the Company's Chief Operating Decision Maker, who is the President, to evaluate its operating results and allocation of resources.

The accounting policies of the segments are substantially the same as those described in the significant accounting policies in Note 1.

Information about operating results and assets for each segment as of and for the years ended December 31, 2020 and 2019 is as follows:

	Thousands of Yen
		Digital	Corporate
	Relaxation	Preventative	and
	Salon	Healthcare	elimination	Consolidated
Year ended December 31, 2020
Revenues	¥3,315,947	¥25,670	¥ ―	¥3,341,617
Operating income (loss)	(140,866)	(66,100)	(539,122)	(746,088)
Depreciation and amortization	32,261	8,007	22,022	62,290
Total assets	3,096,094	34,247	2,583,125	5,713,466

Year ended December 31, 2019
Revenues	¥3,864,656	¥43,608	¥ ―	¥3,908,264
Operating income (loss)	279,439	(43,056)	(202,033)	34,350
Depreciation and amortization	34,025	4,764	7,385	46,174
Total assets	3,346,739	29,565	1,381,161	4,757,465

Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate general and administrative expenses and back office expenses.

Assets attributed to each segment are accounts receivable-trade, net, accounts receivable-other, inventories, prepaid expenses, right-of-use asset - operating lease, property and equipment, goodwill, intangible assets, and lease and guarantee deposits. Corporate assets primarily consist of cash and cash equivalents, time deposits, long-term accounts receivable-other, net, deferred tax assets, and corporate properties.

Substantially all revenues are from customers operating in Japan. Geographic information is omitted due to immateriality of revenue and operating income attributable to international operations for the years ended December 31, 2020 and 2019.

12.  Income Taxes

The following table shows a summary of income taxes for the years ended December 31, 2020 and 2019:

	Thousands of Yen		Thousands of Yen
	2020		2019
	Domestic	Total	Domestic	Total
(Loss) income before income taxes	¥(626,689)	¥(626,689)	¥32,737	¥32,737
Income taxes
Current	19,745	19,745	10,222	10,222
Deferred	(107,264)	(107,264)	5,739	5,739
Total	¥(87,519)	¥(87,519)	¥15,961	¥15,961

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

The Company and its domestic subsidiaries are subject to a number of taxes based on income, in the aggregate resulted in an effective statutory rate of approximately 30.6% and 30.6% for the years ended December 31, 2020 and 2019, respectively.

A reconciliation of the differences between the effective income tax rates reflected in the accompanying consolidated statements of (loss) income and Japanese statutory tax rates for the years ended December 31, 2020 and 2019 is as follows:

	2020	2019
Statutory tax rate	30.6%	30.6%
Increases (reductions) in taxes due to:
Change in valuation allowance	(13.2)	(10.2)
Nondeductible expenses	(0.3)	3.2
Inhabitant tax-per capita*	(3.2)	24.5
Other-net	0.1	0.7
Effective income tax rate	14.0%	48.8%

*

Inhabitants tax is imposed on resident corporations in Japan. It consists of the corporation tax calculated as a percentage of national corporation tax and the per capita levy determined based on capital and the number of employees. For the year ended December 31, 2020, the impact of inhabitant tax per capita on the effective tax rate decreased due to fluctuation of (loss) income before income taxes.

The tax effects of the major items of temporary differences giving rise to the deferred tax assets and liabilities as of December 31, 2020 and 2019 are as follows:

	Thousands of Yen
	2020	2019
Deferred tax assets:
Accounts receivable-trade	¥13,485	¥13,485
Provision for bad debt	41,700	50,271
Goodwill	―	1,135
Other prepaid expenses - currently not deductible	―	54,235
Contract liability	154,950	―
Asset retirement obligation	58,543	39,013
Operating lease liability	505,601	563,660
Operating loss carryforwards	484,040	95,490
Other	60,392	51,485
Gross deferred tax assets	1,318,711	868,774
Valuation allowance	(125,376)	(42,395)
Total deferred tax assets	1,193,335	826,379

Deferred tax liabilities:
Property and equipment	(32,433)	(18,141)
Goodwill	(4,073)
Intangible assets	(15,285)	(6,485)
Right-of-use asset - operating lease	(483,437)	(560,336)
Deferred offering costs	―	(17,609)
Advances received	(1,311)	(1,303)
Other	(1,205)	―
Total deferred tax liabilities	(537,744)	(603,874)
Net deferred tax assets	¥655,591	¥222,505

Valuation allowance for deferred tax assets have decreased by ¥82,981 thousand and decreased by ¥3,355 thousand for the years ended December 31, 2020 and 2019, respectively.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Based on the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, the Company believes it is more likely than not that the Company will realize the benefits of these tax assets, net of valuation allowance, at December 31, 2020.

At December 31, 2020, the Group had operating loss carryforwards of ¥1,580,795 thousand, which are available to offset future taxable income. These carryforwards are scheduled to expire as follows:

Operating loss
carryforwards
(Thousands of Yen)
Years ending December 31:
Between 2021 and 2024	¥75,596
Between 2025 and 2028	132,439
2029 and thereafter	1,372,760
Total	¥1,580,795

The Company does not recognize any deferred tax liabilities for undistributed earnings of domestic subsidiaries since dividends from these subsidiaries are not subject to taxation under Japanese tax law.

At December 31, 2020 and 2019, current unrecognized tax benefit is not material in amount. Even in the next twelve months after the end of 2020, it is unlikely that the total amount would change dramatically.

The penalties and interest expenses related to income taxes are recognized in the consolidated statements of (loss) income as of December 31, 2020 and 2019, however, the amounts are immaterial.

The Company and its subsidiaries are subject to taxation in Japan. As of December 31, 2020, all years remain open to examination by the tax authority.

13.  Revenue Recognition

Disaggregation of revenue

For the year ended December 31, 2020, revenues are disaggregated by revenue stream and reconciled to reportable segment revenues as follows.

	Thousands of Yen
		Digital
		Preventative
Revenue Stream*	Relaxation Salon	Healthcare	Consolidated
Year ended December 31, 2020
Revenue from directly-operated salons	¥2,026,806	¥ ―	¥2,026,806
Franchise fees	175,445	―	175,445
Royalty income	179,745	―	179,745
Staffing service revenue	254,282	―	254,282
Sublease revenue	492,371	―	492,371
Other franchise revenues	187,298	―	187,298
Other revenues	―	25,670	25,670
Total revenues	¥3,315,947	¥25,670	¥3,341,617

*

All revenue streams are recognized over time, with the exception of hiring support within “Other franchise revenues,” which are recognized at a point in time. Revenue related to hiring support was not material in the periods presented.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Contract balance

Information about receivables and contract liabilities from contracts with customers is as follows:

	Thousands of Yen
	As of	As of
	December 31,	December 31,
	2020	2019 (as adjusted- Note 1)	Balance sheet classification
Receivables	¥148,540	¥337,048	Accounts receivable-trade, net

Contract liabilities:
Current	172,063	201,559	Contract liability (current)
Long-term	333,978	465,077	Long-term contract liability - net of current portion
Total	¥506,041	¥666,636

Receivables relate primarily to payments due for royalty income, staffing service revenue and sublease revenue. With respect to the payment term, payment for these revenues are generally collected monthly. As such, no significant finance component has been identified. The receivables balance is presented net of an allowance for expected losses (i.e., doubtful accounts), and are primarily related to receivables from the Company’s franchisees. Refer to “Accounts Receivables – Trade, Net” on Note 1 for details on the components of the receivables balance and the allowance. Contract liabilities primarily represents the Company’s remaining performance obligations under its franchise agreement at the end of the year, for which consideration has been received and revenue had not been recognized, and is generally recognized as revenues ratably over the remaining expected customer life. As of December 31, 2020, contract assets under contracts with customers were immaterial in amount.

Changes in the Company’s contract liabilities for the year ended December 31, 2020 are as follows:

Thousands of Yen
Contract liabilities
Balance at December 31, 2019 as adjusted (Note 1)	¥666,636
Revenues recognized during 2020 which were included in the contract liabilities balance at December 31, 2019	(203,970)
Remaining amounts at December 31, 2020 which were newly recognized as contract liabilities during 2020	43,375
Balance at December 31, 2020	¥506,041

For the year ended December 31, 2020, there were no revenues recognized under performance obligations which were satisfied for past fiscal years by change of transaction price, etc. Changes in receivables and contract liabilities are primarily due to the timing of revenue recognition, billings and cash collections.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Transaction price allocated to remaining performance obligations

Estimated revenue, which includes renewal fees not yet paid, expected to be recognized in the future related to performance obligations that are unsatisfied as of December 31, 2020 is as follows:

Thousands of Yen
Year ending December 31:
2021	¥172,063
2022	90,313
2023	88,310
2024	79,168
2025	53,558
2026 and thereafter	34,730
Total	¥518,142

14.  Other Comprehensive Income (Loss)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the year ended December 31, 2019 are as follows:

	Thousands of Yen
		Tax
	Before Tax	(Expense)	Net of Tax
	Amount	Benefit	Amount
Year ended December 31, 2019
Foreign currency translation adjustments
Amount arising during the period	¥ ―	¥ ―	¥ ―
Reclassification adjustments for gains and losses realized in net income	400	(122)	278
Other comprehensive income (loss)	¥400	¥(122)	¥278

There were no such amounts recognized for the year ended December 31, 2020.

Changes in accumulated other comprehensive income (loss) for the year ended December 31, 2019 are as follows

Thousands of Yen
Foreign currency
translation adjustments
Balance at December 31, 2018	¥(278)
Other comprehensive income (loss) before reclassifications	―
Amounts reclassified from accumulated other comprehensive income (loss)	278
Net change during the year	278
Balance at December 31, 2019	¥ ―

There were no accumulated other comprehensive income (loss) as of December 31, 2020 and no changes for the year ended December 31, 2020.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2020 and 2019 are as follows:

				Affected line items
	Thousands of Yen			in consolidated
	2020		2019	statements of (loss) income
Foreign currency translation adjustments	¥	―	¥400	Other – net
		―	(122)	Income tax (benefit) expense
		―	278	Net (loss) income
Total amount reclassified, net of tax	¥	―	¥278

15.  (Loss) Earnings Per Share

(Loss) Earnings per common share is allocated based on each right of common stock and Class A common stock, on the assumption that (loss) income from current year has been distributed. Common stock and Class A common stock have equal rights with respect to surplus dividend and residual assets distribution as net (loss) income attributable to shareholders of the Company is allocated proportionally.

Reconciliations of net (loss) income and weighted average number of common shares outstanding used for the computation of basic (loss) earnings per common share for the years ended December 31, 2020 and 2019 are as follows:

	2020		2019
	Common	Class A	Common	Class A

	(Thousands of Yen)		(Thousands of Yen)
Income (Numerator)
Net (loss) income attributable to shareholders of the Company	¥(539,170)	―	¥17,335	―

Shares (Denominator)	(Number of shares)		(Number of shares)
Weighted average common shares outstanding	4,024,692	1	3,747,295	1
Effect of dilutive instruments:
Stock options	―	―	525,007	―
Weighted average common shares for diluted computation	4,024,692	1	4,272,302	1

(Loss) earnings per common share attributable to shareholders of the Company	(Yen)		(Yen)
Basic	¥(133.97)	¥(133.97)	¥4.63	¥4.63
Diluted	¥(133.97)	¥(133.97)	¥4.06	¥4.06

For periods in which the Company reports net loss, diluted net loss per common share attributable to common shareholders is the same as basic net loss per common share attributable to common shareholders. Options to purchase 799,500 shares have been excluded from the diluted net loss per common share attributable to common shareholders calculation for the year ended December 31, 2020 because the effect of inclusion would have been anti-dilutive.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

16.  Fair Value of Financial Instruments

Fair value of financial instruments

The estimated fair values of the Company's financial instruments at December 31, 2020 and 2019 are set forth below:

The following summary excludes cash and cash equivalents, time deposits, accounts receivable-trade, accounts receivable-other, due from shareholder, long-term accounts receivable-other, lease and guarantee deposits, short-term borrowings and current portion of long-term borrowings, accounts payable-trade, accrued expenses, deposit received and operating lease liability for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 5.

	Thousands of Yen
	2020		2019
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term borrowings - net of current portion	¥(668,380)	¥(644,499)	¥(150,531)	¥(145,600)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term borrowings

The Company's long-term borrowings instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar borrowings instruments of comparable maturity. The classification of levels is fully described in Note 17.

Assumptions used in fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information available and details of the financial instruments. These estimates are practically conducted by the Company which involve uncertainties and matters of significant judgment, therefore, these cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

17.  Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1

Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

Level 3

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity's own assumptions about the assumptions that market participants would use in establishing a price.

There were no assets or liabilities to be measured at fair value on "recurring" basis during 2020 and 2019.

Long-lived assets and liabilities measured at fair value on "nonrecurring" basis include leasehold improvements and right-of-use assets — operating lease. Assets and liabilities measured at fair value on "nonrecurring" basis as of December 31, 2020 and 2019 are as follows:

	Thousands of Yen
						Impairment
	Level 1		Level 2		Level 3	loss
Year ended December 31, 2020
Assets
Leasehold improvements	¥	―	¥	―	¥213,314	¥36,512
Right-of-use asset - operating lease		―		―	1,578,828	69,989
Total	¥	―	¥	―	¥1,792,142	¥106,501

Year ended December 31, 2019
Assets
Leasehold improvements	¥	―	¥	―	¥161,330	¥9,825
Right-of-use asset - operating lease		―		―	1,829,968	34,721
Total	¥	―	¥	―	¥1,991,298	¥44,546

Impairment of long-lived assets

Significant judgments and unobservable inputs categorized as Level 3 in the fair value hierarchy are inherent in the impairment tests performed and include assumptions about the amount and timing of expected future cash flows, growth rates, and the determination of appropriate discount rates. The Company believes that the assumptions used in its annual and any interim date impairment tests are reasonable, but variations in any of the assumptions may result in different calculations of fair values and impairment charges.

The Company's primary business is the operations of Relaxation Salons. It regularly conducts reviews of past performances and future profitability forecast for individual Salons. Based on the evaluation, if the Company determines that the Salon assets are impaired and not fully recoverable, it reduces the carrying amounts of the Salon's long-lived assets to the estimated fair value. Fair value is determined based on income approach using Level 3 inputs under ASC 820 Fair Value Measurement. The income approach is calculated using projected future (debt-free) cash flows that are discounted to present value. The future cash flows are based on the estimates made by management concerning forecast of sales, operating expenses and operating profit and loss, etc. with due consideration of industry trend and market circumstances, business risks and other factors, adjusted by market participants assumptions, if different from the Company's assumptions. These cash flows are then discounted at the reporting unit's calculated weighted average cost of capital ("WACC") of 11.3% - 14.0%. The discount rate (WACC) takes into consideration the characteristics of relevant peer companies, market observable data, and company-specific risk factors. Because of changing market conditions (i.e., rising interest rates and/or less marketplace demand), it is reasonably possible that the estimate of expected future cash flows may change resulting in the need to adjust our determination of fair value in the future.

For the year ended December 31, 2020, the Company recognized impairment loss of ¥106,501 thousand on leasehold improvements and right-of-use asset — operating lease used in certain relaxation salons. The Company

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

conducted strategic reviews of its future profitability forecast for the salons. Following these reviews, the Company reduced the corresponding estimated future cash flows of these assets and the estimated ability to recover the carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in the impairment charges.

For the year ended December 31, 2019, the Company recognized impairment loss of ¥44,546 thousand on leasehold improvements and right-of-use assets — operating lease used in certain relaxation salons. The Company conducted strategic reviews of its future profitability forecast for the salons. Following these reviews, the Company reduced the corresponding estimated future cash flows of these assets and the estimated ability to recover the carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in the impairment charges.

18.  Commitments and Contingencies

Operating leases

The Group mainly in addition to its headquarters facility, leases salon spaces from external third parties, which are either directly-operated salons or franchised salons. Refer to Note 8 "Leases" and Note 7 "Asset Retirement Obligation" for details on the components of operating lease costs and future minimum lease payments under non-cancellable leases and asset retirement obligation, respectively.

Borrowings

The Company has both short-term borrowings and long-term borrowings that are primarily made under general agreements. Refer to Note 6 "Short term and Long-term Borrowing" for future debt payments.

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. The Company has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. The Company reviews these provisions at least on a yearly basis and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, the Company believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of the Company's potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

19.  Related Party Transactions

Transactions with the Company's representative director

As of December 31, 2019, the outstanding balance due from Kouji Eguchi, the representative director and the shareholder of the Company (holds 48.04% of common stock and all Class A common stock), was ¥8,266 thousand. The interest received on the short-term loans, in the amount of ¥189 thousand, is included under interest income in the consolidated statements of income. The balance was repaid in full in 2020.

Transactions with the Company's director

Akira Nojima, the Company's independent director, is the sole owner of Kabushiki Kaisha No Track.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

As of December 31, 2020 and 2019, the outstanding accrued expenses to Kabushiki Kaisha No Track are ¥110 thousand and ¥110 thousand (included in accrued expenses). The Company paid consulting fees of ¥600 thousand and ¥600 thousand (included in selling, general and administrative expenses) to Kabushiki Kaisha No Track, in each year respectively.

Tomoya Ogawa, the Company's independent director and the shareholder of the Company (holds 0.59% and 0.71% of common stock as of December 31, 2020 and 2019 respectively), is the sole owner of Kabushiki Kaisha LTW.

As of December 31, 2020 and 2019, the outstanding accrued expenses to Kabushiki Kaisha LTW are ¥110 thousand and ¥110 thousand (included in accrued expenses). The Company paid consulting fees of ¥1,200 thousand and ¥1,200 thousand (included in selling, general and administrative expenses) to Kabushiki Kaisha LTW, in each year respectively.

Transactions with the Company's corporate auditor (See Note 20)

Osamu Sato, the Company's corporate auditor and the shareholder of the Company (holds 0.36% and 0.44% of common stock as of December 31, 2020 and 2019 respectively), is the president and representative director of Aoyama Consulting Group Co., Ltd.

As of December 31, 2020 and 2019, the outstanding accrued expenses to Aoyama Consulting Group Co., Ltd are ¥110 thousand and ¥110 thousand (included in accrued expenses). The Company paid consulting fees of ¥1,200 thousand and ¥1,200 thousand (included in selling, general and administrative expenses) to Aoyama Consulting Group Co., Ltd in each year, respectively.

20.  Corporate Auditor

As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders' meeting.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors, employees or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor under the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our corporate auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents and any other materials to be submitted by our board of directors to the shareholders at the shareholders' meeting. If a corporate auditor finds a violation of statutory regulations or our articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders' meeting.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

21.  Subsequent Events

Acquisition of relaxation salons

In 2021, the Company acquired 18 relaxation salons from our franchisee located in Japan for cash consideration of ¥171,601 thousand. The results of operations, assets and liabilities of these acquired relaxation salons are expected to be included in the consolidated financial statements from the date of each acquisition during 2021.

Exercise of Over-Allotment Option by the Underwriter

On February 1, 2021, the Company completed the sale of an additional 60,000 ADSs, each representing one common share, no par value, of the Company, at the initial public offering price of $15.00 per ADS, pursuant to the exercise by the underwriter of the over-allotment option granted to it in connection with the Company’s initial public offering. The Company received additional aggregate net proceeds of approximately ¥87,642 thousand after deducting underwriting discounts and commissions. The remaining over-allotment option expired on February 12, 2021.

Acquisition of SAWAN’s share

On April 28, 2021, the Company acquired 100% ownership of SAWAN CO. LTD. (“SAWAN”), a relaxation salon operator of “Ruam Ruam” from BOX GROUP Co., Ltd., a Japanese holding company specializing in beauty and spa products and services. Ruam Ruam is a luxury relaxation salon brand, which is characterized with Oriental relaxation techniques to fit the needs and preferences of the Japanese consumer. SAWAN directly operates 8 salons across the Tokyo metropolitan area. In addition, SAWAN entered into an agreement with Nine Roots Co., LTD., the sole franchisee of Ruam Ruam, to acquire its 5 franchised salons across the Tokyo metropolitan area. After the acquisition of the franchised salons and related salon consolidation, SAWAN will directly operate 10 salons under the Company’s ownership.

The acquisition was closed on May 6, 2021. The purchase price was paid by cash on hand and non-interest-bearing short-term liabilities. No shares were issued to the seller or its affiliates.

The 21st Ordinary General Meeting of Shareholders

On March 29, 2021, the Company held its 21st Ordinary General Meeting of Shareholders, whereby the proposal to amend the Articles of Incorporation to increase the total number of authorized shares was approved. The total number of authorized shares increased to 19,900,000 shares, and the total number of authorized class shares increased to 19,899,999 common shares and one (1) Class A common share.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Description
1.1	Articles of Incorporation of the Registrant (English translation), filed as Exhibit 3.1 to Form F-1 (File No. 333-250762) filed on December 22, 2020 and incorporated herein by reference.

2.1

Form of Deposit Agreement among the Registrant, the depositary, and holders of the American Depositary Receipts, filed as Exhibit 4.1 to Form F-1 (File No. 333-250762) filed on December 22, 2020 and incorporated herein by reference.

2.2	Specimen American Depositary Receipt of the Registrant, included as Exhibit A in Exhibit 4.1 to Form F-1 (File No. 333-250762), filed on December 22, 2020 and incorporated herein by reference.

2.3	Description of Securities.

4.1

Investment Agreement, dated May 10, 2016, by and between the Registrant and Social Entrepreneur 2 Limited Partnership (English translation), filed as Exhibit 10.1 to Form F-1 (File No. 333-250762) filed on December 22, 2020 and incorporated herein by reference.

4.2+

Investment Agreement, dated December 22, 2016, by and between the Registrant and CCC Marketing Co., Ltd. (English translation), filed as Exhibit 10.2 to Form F-1 (File No. 333-250762) filed on December 22, 2020 and incorporated herein by reference.

4.3

Trademark License Agreement, dated June 30, 2020, by and between the Registrant, as licensee, and Kouji Eguchi, as licensor, filed as Exhibit 10.3 to Form F-1 (File No. 333-250762) filed on December 22, 2020 and incorporated herein by reference.

4.4+

Development and Production Agreement, dated as of August 4, 2020, by and between the Registrant, as Customer, and Matrix Industries, Inc., as Supplier, filed as Exhibit 10.4 to Form F-1 (File No. 333-250762) filed on December 22, 2020 and incorporated herein by reference.

8.1	List of Subsidiaries of the Registrant, filed as Exhibit 21.1 to Form F-1 (File No. 333-250762) filed on December 22, 2020 and incorporated herein by reference.

11.1	Code of Ethics and Business Conduct of the Registrant.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

+	Portions of this exhibit indicated by asterisks have been omitted because the Registrant has determined they are not material and would likely cause competitive harm if publicly disclosed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEDIROM Healthcare Technologies Inc.

May 17, 2021	By:	/s/ Fumitoshi Fujiwara
	Name:	Fumitoshi Fujiwara
	Title:	Chief Financial Officer and Director