Form 20-F
period 2021-12-31
Medirom Healthcare Technologies Inc.
filed 2022-11-14
CIK 1819704

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Japan

(Jurisdiction of incorporation or organization)

2-3-1 Daiba,

Minato-ku

Tokyo 135-0091, Japan

(Address of principal executive offices)

Fumitoshi Fujiwara

Chief Financial Officer

Telephone: +81-(0)3-6721-7364

Email: ir@medirom.co.jp

2-3-1 Daiba, Minato-ku,

Tokyo 135-0091, Japan

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 4,882,500 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be fi led by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this annual report, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this annual report under the headings “Risk Factors”, “Operating and Financial Review and Prospects”, and “Business Overview” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this annual report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this annual report include:

●	our ability to attract and retain customers;
●	our ability to successfully enter new markets and manage our business expansion;
●	our ability to develop or acquire new products and services, improve our existing products and services and increase the value of our products and services in a timely and cost-effective manner;
●	our ability to compete in the relaxation salon market;
●	our expectations regarding our customer growth rate and the usage of our services;
●	our ability to increase our revenues and our revenue growth rate;
●	our ability to timely and effectively scale and adapt our existing technology and network infrastructure;
●	our ability to successfully acquire and integrate companies and assets;
●	our ability to respond to national disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19, including the emergence of COVID variants, and its impact on our business and results of operations;
●	our future business development, results of operations and financial condition; and
●	the regulatory environment in which we operate.

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

Our functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or“¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥115.170 = US$1.00, which was the foreign exchange rate on December 30, 2021 as reported by the Board of Governors of the Federal Reserve System (which we refer to as the “U.S. Federal Reserve”) in weekly release on January 3, 2022. Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

Summary Risk Factors

Investing in our company involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our company. These risks include the following:

Risks Related to Our Company and Our Business

Risks and uncertainties related to our Company and our business include, but are not limited to, the following:

●	We may not achieve our development goals, which could adversely affect our operations and financial results;
●	We are implementing new growth strategies, priorities and initiatives and any inability to execute and evolve our strategy over time could adversely impact our financial condition and results of operations;
●	We are actively expanding mainly in Japan and overseas markets, and we may be adversely affected if Japanese and global economic conditions and financial markets deteriorate;
●	We have generated only limited revenue from our Digital Preventative Healthcare Segment, and we may never achieve or sustain profitability;
●	Our system-wide relaxation salon base is geographically concentrated in the Tokyo metropolitan area of Japan, and we could be negatively affected by conditions specific to that region;
●	Our success depends substantially on the value of our brands;
●	The failure to enforce and maintain our trademarks and protect our other intellectual property could materially adversely affect our business, including our ability to establish and maintain brand awareness;
●	We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders’ ownership interests;
●	If we fail to obtain necessary funds for our operations, we will be unable to maintain and improve our services, other businesses, and technology, and we will be unable to develop and commercialize our services, other businesses, and technologies;
●	Our level of indebtedness could materially and adversely affect our business, financial condition and results of operations;
●	Our outstanding debt agreements may limit our flexibility in operating and expanding our business;
●	We depend on key members of our management and advisory team and will need to add and retain additional leading experts;
●	We may suffer losses from liabilities or other claims if our services cause harm to customers;
●	Our prepaid cards are heavily regulated under Japanese law and violations of the relevant law could subject us to sanctions;
●	If we or our franchisees face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected;

●	We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks such as COVID-19, political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures;
●	As we expand our businesses internationally, we will become subject to foreign laws and regulations, and we could be adversely affected by violations of these laws as well as the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws; and
●	There is a risk that we will be a passive foreign investment company (which we refer to as "PFIC") for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder.

Risks Related to Our Relationships with Franchisees

Risks and uncertainties related to our relationships with franchisees include, but are not limited to, the following:

●	The financial performance of our franchisees can negatively impact our business;
●	We have limited control with respect to the operations of our franchisees, which could have a negative impact on our business;
●	We rely on franchise agreements that could be breached and may be difficult to enforce, which could result in franchisees improperly managing relaxation salons;
●	We rely in part on the financial health of our franchisees. If we do not screen and monitor them appropriately, it could adversely affect our operations and financial results if they experience financial hardship;
●	Franchisee turnover could affect our ability to recruit new franchisees;
●	Premature termination of franchise agreements can cause losses;
●	The interests of our franchisees may conflict with ours in the future and we could face liability from our franchisees or related to our relationship with our franchisees; and
●	We are subject to various Japanese laws that may affect our relationship with our franchisees.

Risks Related to Our Industry

Risks and uncertainties related to our industry include, but are not limited to, the following:

●	We are vulnerable to changes in consumer preferences and economic conditions that could harm our business, financial condition, results of operations and cash flow;
●	We may not be able to compete successfully with other relaxation salon businesses, which could materially and adversely affect our results of operations; and
●	We face significant competition and continuous technological change.

Risks Related to Ownership of the ADSs

Risks and uncertainties related to our ownership of the American Depositary Shares (the “ADSs”) include, but are not limited to, the following:

●	We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common shares and ADSs may be less attractive to investors;
●	As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers;
●	Our Chief Executive Officer owns a “golden share” with key veto rights, thereby limiting a shareholder’s ability to influence our business and affairs;
●	The requirements of being a U.S. public company may strain our resources and divert management’s attention;
●	If we fail to maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud;
●	We cannot assure you that the ADSs will remain liquid or that it will remain listed on NASDAQ;
●	The price of the ADSs may fluctuate substantially; and
●	We do not intend to pay dividends on our common shares for the foreseeable future.

Risks Related to Japan

Risks and uncertainties related to Japan include, but are not limited to, the following:

●	We are incorporated in Japan, and it may be more difficult to enforce judgments against us that are obtained in courts outside of Japan;
●	Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results; and
●	Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

General Risk Factors

Other general risk factors include, but are not limited to, the following:

●	Third party claims with respect to intellectual property assets, if decided against us, may result in competing uses or require adoption of new, non-infringing intellectual property, which may in turn adversely affect sales and revenues; and
●	Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

Risks Related to Our Company and Our Business

We may not achieve our development goals, which could adversely affect our operations and financial results.

Our number of relaxation salons has increased from 290 as of December 31, 2020 to 312 as of December 31, 2021. We intend to continue our growth either through developing additional directly-operated salons or through new salon development by acquisition, both in existing markets and in new markets, particularly in Japan. Such rapid development involves substantial risks, including the risk of:

●	the inability to identify suitable franchisees;
●	limited availability of financing for our Company and for franchisees at acceptable rates and terms;
●	development costs exceeding budgeted or contracted amounts;
●	delays in completion of construction;
●	the inability to identify, or the unavailability of, suitable sites at acceptable cost and other leasing or purchase terms;
●	developed properties not achieving desired revenue or cash flow levels once opened;
●	the negative impact of a new salon upon sales at nearby existing salons;
●	the challenge of developing in areas where competitors are more established or have greater penetration or access to suitable development sites;
●	incurring substantial unrecoverable costs in the event a development project is abandoned prior to completion;
●	impairment charges resulting from underperforming salons or decisions to curtail or cease investment in certain locations or markets;
●	in new geographic markets where we have limited or no existing locations, the inability to successfully expand or acquire critical market presence for our brands, acquire name recognition, successfully market our products or attract new customers;
●	operating cost levels that reduce the demand for, or raise the cost of, developing new salons;
●	the challenge of identifying, recruiting and training qualified salon management;
●	the inability to obtain all required permits;
●	changes in laws, regulations and interpretations; and
●	general economic and business conditions.

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

We are implementing new growth strategies, priorities and initiatives and any inability to execute and evolve our strategy over time could adversely impact our financial condition and results of operations.

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

As part of our new growth strategy, we have sold, and plan to continue to sell, certain of our owned salons to investors and charge management fees from such sold salons. Our revenue from salon sales was JPY559 million (US$4.9 million) for the year ended December 31, 2021. Our revenue from salon sales will depend on a number of factors including the interest of potential investors, financial market conditions, available interest rates, and expected return of other comparable types of investments, none of which we will have control over. In addition, our management fees from the sold salons will depend on the actual contractual terms subject to our negotiation with potential investors in the future.

As part of our longer-term growth strategy, we plan to enter new geographical markets, including the United States and Southeast Asia, where we have little or no prior operating or franchising experience. The challenges of entering new markets include: difficulties in hiring experienced personnel; unfamiliarity with local real estate markets and demographics; consumer unfamiliarity with our brand; and different competitive and economic conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than in our existing markets. Consumer recognition of our brand has been important in the success of both directly-operated and franchised relaxation salons in our existing markets. Relaxation salons that we open in new markets may take longer to reach expected sales and profit levels and may have higher construction, occupancy and operating costs than existing relaxation salons, thereby negatively affecting our operating results. Any failure on our part to recognize or respond to these challenges may adversely affect the success of any new relaxation salons. Expanding our franchise system could require the implementation, expense and management of enhanced business support systems, management information systems and financial controls as well as additional staffing, franchise support and capital expenditures and working capital.

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

Substantially all of our revenue is generated in Japan from the Relaxation Salon Segment. We have not yet generated material revenue from our Digital Preventative Healthcare Segment. We believe that the early-stage businesses, such as applications Lav® supporting the Specific Health Guidance Program and our MOTHER Bracelet®, have a good potential to grow. However, we cannot guarantee that these businesses or any other businesses we develop will gain market acceptance. The degree of market acceptance of our businesses will depend on a number of factors, including the competitive landscape and the adequacy and success of distribution, sales and marketing efforts. Customers, third party payors or advertisers in general may be unwilling to accept, utilize or recommend any of our businesses. As a result, we are unable to predict the extent of future losses or the time required to achieve profitability in that business unit, if at all.

Our system-wide relaxation salon base is geographically concentrated in the Tokyo metropolitan area of Japan, and we could be negatively affected by conditions specific to that region.

Approximately 64.4% of our directly-operated and franchised relaxation salons are located in the Tokyo metropolitan area of Japan as of December 31, 2021. Adverse changes in demographic, unemployment, economic, regulatory or weather conditions or natural disasters affecting the Kanto region of Japan have had, and may continue to have, material adverse effects on our business. As a result of our concentration in this market, we have been, and in the future may be, disproportionately affected by these adverse conditions compared to other chain relaxation salons with a greater national footprint.

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

We regard our trademarks, trade secrets, know-how, and similar intellectual property as critical to our success. We have registered 35 trademarks as of December 31, 2021, and other names and logos used by our Company as trademarks with the Japan Patent Office. Our standard character trademark application for MOTHER Bracelet® was approved and registered by the Japan Patent Office in February 2022. Two of our trademarks are currently registered with the U.S. Patent and Trademark Office. Our principal intellectual property rights include copyrights in our website and mobile applications content for Lav®, rights to our domain name https://medirom.co.jp, and trade secrets and know-how with respect to our training, servicing, sales and marketing and other aspects of our business, and our digital innovations such as the Lav® application. The success of our business strategy depends on our continued ability to use our existing intellectual property in order to increase brand awareness and develop our branded services. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded services to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in Japan or outside Japan in relevant foreign countries will be adequate. In addition, in light of our intention to expand internationally, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of Japan. If any of our trademarks, trade secrets or other intellectual property are infringed, our business, financial condition and results of operations could be materially adversely affected.

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

Our future capital requirements will depend on many factors, including the speed and geographic area of relaxation salon and other business growth, progress and results of our businesses, the number and development requirements of other business that we pursue, and the costs of commercialization activities, including marketing and sales. Because of the numerous risks and uncertainties associated with the development and commercialization of our businesses, we are unable to reasonably estimate the amounts of increased capital outlays and operating expenditures that our business will require. It is likely that we will need to raise additional funds through public or private debt or equity financings to meet various objectives including, but not limited to:

●	pursuing growth opportunities;
●	acquiring complementary businesses;
●	making capital improvements to our infrastructure;
●	hiring qualified management and key employees;

●	responding to competitive pressures;
●	complying with regulatory requirements; and
●	maintaining compliance with applicable laws.

Any additional capital raised through the sale of equity or equity-linked securities may dilute our current shareholders' ownership in us and could also result in a decrease in the market price of the American Depositary Shares (which we refer to as “ADSs”). The terms of those securities issued by us in future capital transactions may be more favorable to new investors and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of the ADSs.

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

The total principal outstanding under our credit facilities as of December 31, 2021 was JPY913,486 thousand (US$7,932 thousand) on a consolidated basis. Our indebtedness could have significant effects on our business, such as:

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

As of December 31, 2021, we had a total of 23 loans with five Japanese financial institutions for an aggregate principal amount of JPY913,486 thousand (US$7,932 thousand) on a consolidated basis. None of the loan agreements contain any material financial covenants, although certain of the government-sponsored loans set a limit on the total loan amount we may borrow from other government-sponsored lenders. However, 12 of the loan agreements have our Chief Executive Officer as a personal guarantor of such debt obligations of our Company. In addition, Kazuyoshi Takahashi, the representative director of ZACC Kabushiki Kaisha (“ZACC”), is also a guarantor with respect to two out of six corporate loans of ZACC. If we release our Chief Executive Officer or Mr. Takahashi from such a guarantor burden, the lenders may request us to provide them with alternative collateral and/or seek additional negative covenants on the existing loan agreements. This could limit our discretion to invest, utilize, and/or dispose of our assets for business.

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

Furthermore, our ability to manage our salon expansion will require us to continue to train, motivate, and manage our associates. We will need to attract, motivate, and retain additional qualified executive, managerial, and merchandising personnel and salon associates. Competition for this type of personnel is intense, and we may not be successful in attracting, assimilating, and retaining the personnel required to grow and operate our business profitably. We presently maintain a "key person" life insurance policy only for our Chief Executive Officer. There can be no assurance that we will be able to retain our existing personnel, including our Chief Executive Officer, Chief Financial Officer and other key management personnel, or attract additional qualified employees. The loss of key personnel or the inability to hire and retain additional qualified personnel in the future could have a material adverse effect on our business, financial condition and results of operation.

We may suffer losses from liabilities or other claims if our services cause harm to customers.

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

We began issuing prepaid cards called "Re.Ra.Ku® Cards" to relaxation salon customers on December 1, 2008. Re.Ra.Ku® Card users can continuously use and also replenish the card at most of our Company's relaxation salons. Prepaid cards are generally considered "prepaid payment methods" (which we refer to as "PPMs") under the Act on Settlement of Funds (Act No. 59 of 2009) (which we refer to as the "Settlement Act"). PPMs are regulated under the Settlement Act so long as there is a possibility the cards could be valid for a period of more than six months. The Re.Ra.Ku® Cards do not have expiration dates and therefore are regulated under the Settlement Act. Moreover, the Re.Ra.Ku® Cards can be used at salons operated by franchisees, and because the franchisees are considered third parties for the purposes of the Settlement Act, we fall under the category of a Public Use PPM Provider.

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

Furthermore, one of the requirements for issuers of prepaid cards under the Settlement Act is to maintain net assets of not less than JPY100 million based on Japanese GAAP. As of December 31, 2021, our net assets have fallen below JPY100 million based on Japanese GAAP on a standalone basis. We have recently reported the issue to the Kanto Local Financial Bureau and are currently in consultation with the regulatory authority for administrative guidance. If we fail to show a concrete plan to rectify the situation in the foreseeable future, our license granted as the issuer of the prepaid cards may be revoked and we may be required to refund any unused prepaid card balance to customers who have purchased the prepaid cards.

If we or our franchisees face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected.

Labor is a primary component in the cost of operating our directly-operated and franchised relaxation salons. As of December 31, 2021, we had 368 full-time employees, 257 of which were relaxation therapists who provide services to customers directly. If we or our franchisees face labor shortages or increased labor costs because of increased competition for employees, higher employee-turnover rates, or increases in the relevant minimum wage, change in employment status standards, or other employee benefits costs (including costs associated with health insurance coverage or workers' compensation insurance), our and our franchisees' operating expenses could increase, and our growth could be adversely affected.

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

During 2021, the Japanese Government issued three series of Declaration of Emergency (which we refer to as the “Declarations”), whereby the Japanese Government requested the closing of non-essential activities and businesses across the country as a preemptive safeguard against the COVID-19 pandemic. This adversely impacted businesses across the nation, particularly in the retail segment in which we operate.

During the period, the COVID-19 pandemic and the Government-driven or voluntary closure of workplaces and public spaces, the general public’s reluctance or inability to commute on public transportation, shop, or enjoy outdoor leisure activities have negatively affected our business operations and liquidity position.

During first half of 2021, we estimated approximately one-fourth of the salons on average had voluntarily shortened operating hours by 2 hours per day, and approximately 5% of the outlets on average were closed due to the Declarations and local governments’ requests. During second half of 2021, we estimated approximately one-fifth of the salons on average had voluntarily shortened operating hours, and below 1% of the outlets on average were closed due to the Declarations and local governments’ requests.

Although the Declarations have adversely affected our business, we are managing our operations by relocating therapists from salons that were closed or operating on shortened hours to those lacking enough therapists, or issuing furlough to those who cannot be relocated to other open salons and applying for governmental subsidies.

After the first series of Declarations (which we refer to as the “First Declaration”) was lifted on May 25, 2020, the number of our served customers recovered gradually. From January 8 to March 21, 2021, when the government issued the second series of Declarations (which we refer to as the “Second Declaration”), Tokyo, Kanagawa, Saitama, and Chiba prefectures, where the majority of our salons are located, were all included within the scope of the Second Declaration. While this adversely affected our business, the negative impact on our number of customers served decreased from that during the First Declaration. The number of customers served had dropped to an average of approximately fifty-thousand customers in January and February 2021, but subsequently recovered to more than sixty thousand customers in March 2021.

The third series of Declarations (which we refer to as the "Third Declaration") was issued on April 25, 2021, and the scope was expanded to ten prefectures including Tokyo, which was finally released from the declaration on June 20, 2021. Even with the Third Declaration, the numbers of customers served has not been adversely affected. On July 8, 2021, the government issued the series of Declarations (which we refer to as the “Fourth Declaration”) applicable to Tokyo during the period from July 12 to August 12, 2021. During such period, the City had the Summer Olympic games. On July 30, 2021, the government announced it would add Saitama, Chiba, Kanagawa, and Osaka prefectures to the scope of the declaration from August 2 to 31, 2021. On August 17, 2021, the government announced it would add Ibaraki, Tochigi, Gunma, Shizuoka, Kyoto, Hyogo, and Fukuoka prefectures to the scope of the declaration from August 20 to September 12, 2021, and also announced it would extend the declaration applicable to the six prefectures already under the declaration until September 12, 2021. On August 25, 2021, Aichi, where many of our directly-operated salons in spa facilities were located, and other seven prefectures were added to the scope from August 27 to September 12, 2021, resulting in totaling 21 prefectures under the Third and Fourth Declarations. On September 9, 2021, the government announced it would extend the declarations to 19 prefectures with exception of two prefectures until September 30, 2021. The Third and Fourth Declarations were fully lifted on September 30, 2021.

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

As we expand our businesses internationally, we will become subject to foreign laws and regulations, and we could be adversely affected by violations of these laws as well as the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws.

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

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our PFIC status will depend, in part, on the amount of cash that we raise in this offering and how quickly we utilize the cash in our business. Furthermore, because we may value our goodwill based on the market price of the ADSs in this offering, a decrease in the market price of our ADSs may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year

If we are a PFIC for any taxable year during which a U.S. holder (as defined below) owns common shares or ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See "Item 10.E. Taxation—Certain U.S. Federal Income Tax Considerations for U.S. Holders" for further information. We have not determined, if we were to be classified as a PFIC for a taxable year, whether we will provide information necessary for a U.S. holder to make a "qualified electing fund" election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. Accordingly, U.S. holders should assume that they will not be able to make a qualified electing fund election with respect to the common shares or ADSs. The PFIC rules are complex, and each U.S. holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of our common shares or ADSs.

Risks Related to Our Relationships with Franchisees

The financial performance of our franchisees can negatively impact our business.

Approximately 39.7% of our relaxation salons were franchised locations as of December 31, 2021. We derive revenues associated with our franchised locations from royalty fees and other fees to franchised locations. Our financial results are therefore dependent in part upon the operational and financial success of our franchisees. We have established operational standards and guidelines for our franchisees; however, we have limited control over how our franchisees' businesses are run. While we are responsible for ensuring the success of our entire system of relaxation salons and for taking a longer-term view with respect to system improvements, our franchisees have individual business strategies and objectives, which might conflict with our interests. Our franchisees may not be able to secure adequate financing to continue operating their relaxation salons. If they incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, our franchisees could experience financial distress or even bankruptcy. If a significant number of franchisees become financially distressed, it could harm our operating results through reduced royalty revenues, and the impact on our profitability could be greater than the percentage decrease in the royalty revenues. Closure of franchised relaxation salons would reduce our royalty revenues and could negatively impact margins, because we may not be able to reduce fixed costs which we continue to incur.

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

We rely in part on our franchisees and the manner in which they operate their locations to develop and promote our business. It is possible that some franchisees could under-report sales, file for bankruptcy or become delinquent in their payments to us, which could have a significant adverse impact on our business due to loss or delay in payments of royalties and other fees. Bankruptcies by our franchisees could negatively impact our market share and operating results as we may have fewer well-performing relaxation salons, and adversely impact our ability to attract new franchisees.

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

In our Digital Preventative Healthcare Segment, if our competitors develop and commercialize services faster than we do or develop and commercialize services that are superior to ours, our commercial opportunities will be reduced or eliminated. The extent to which any of our services achieve market acceptance will depend on competitive factors, many of which are beyond our control. Competition in the relaxation and health technology industries is intense. Our main competitors in the Specific Health Guidance Program, promoted by the Ministry of Health, Labor and Welfare of Japan, include SOMPO Health Support, Benefit One Inc., and FitsPlus Inc.

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

We would cease to be an "emerging growth company" upon the earliest of (i) December 31, 2025, (ii) the last day of the fiscal year during which our annual gross revenues are US$1.07 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities, or (iv) as of the end of any fiscal year in which the market value of our common shares held by non-affiliates exceeded US$700 million as of the end of the second quarter of that fiscal year (and we have been a public company for at least 12 months and have filed at least one annual report on Form 20-F).

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

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of The Nasdaq Capital Market (which we refer to as "NASDAQ"), including certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. Further, consistent with corporate governance practices in Japan, we do not have a standalone compensation committee or nomination and corporate governance committee under our board. In addition, we are not required under the Exchange Act to file current reports and financial statements with the U.S. Securities and Exchange Commission (which we refer to as the "SEC") as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and we are generally exempt from filing quarterly reports with the SEC. Also, we are not required to provide the same executive compensation disclosures regarding the annual compensation of our five most highly compensated senior executives on an individual basis as are required of U.S. domestic issuers. As a foreign private issuer, we are permitted to disclose executive compensation on an aggregate basis and need not supply a Compensation Discussion & Analysis, as is required for domestic companies. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and accommodations will reduce the frequency and scope of information and protections to which you are entitled as an investor.

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

We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

In connection with the preparation of our financial statements for the fiscal year ended December 31, 2021, we have identified several material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. As of and for the fiscal year ended December 31, 2021, we have identified material weaknesses in our financial reporting related to the following:

●	our lack of sufficient knowledge of and approval/review process in accordance with the U.S. GAAP related to asset acquisitions and business combinations, which resulted in untimely accounting book closing in relation to valuation work.
●	our lack of sufficient post-acquisition integration of the acquired entities, which resulted in insufficient collection of accounting details, performance reporting and review process for financial reporting purpose.
●	our lack of integration between our operating software and accounting software. Despite our efforts to integrate our operating software with accounting software by replacing the existing accounting software with an ERP system, we have not successfully implemented the ERP system yet.
●	the valuation allowance on our deferred tax assets. We have not developed an internal accounting policy to assess the recoverability of our deferred tax assets to determine if, and how much, valuation allowance should be recognized on the deferred tax assets.

We have already taken some steps and have continued to implement measures to remediate the material weaknesses identified, including but not limited to (i) reinforcing our internal resources/contractors to complete the implementation of the ERP system as well as continuing to improve the integration of the ERP system with our existing POS system and workflow system for more accelerated account closing, (ii) having assigned a special staff member who will handle the administrative work of ZACC and will be the primary liaison between the parent company and that subsidiary, (iii) hiring highly capable accounting personnel who can handle account closing work, with existing personnel focusing on the ERP implementation work, and (iv) developing a new accounting policy to assess the recoverability of the deferred tax assets. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

We cannot assure you that our remedial measures will successfully remediate the material weaknesses identified so far, or that other material weaknesses will not be discovered in the future. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from NASDAQ, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

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

We currently have an aggregate of 599,800 common shares issuable upon exercise of outstanding stock options, at a weighted average exercise price of JPY857 (US$7.44) per share. If and when these options are exercised for our common shares, the number of common shares outstanding will increase. Such an increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for the ADSs, and the market price of the ADSs.

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

There can be no assurance that third parties will not assert infringement or misappropriation claims against us, or assert claims that our rights in our trademarks, patents and other intellectual property assets are invalid or unenforceable. Any such claims could have a material adverse effect on us or our franchisees if such claims were to be decided against us. If our rights in any intellectual property were invalidated or deemed unenforceable, it could permit competing uses of intellectual property which, in turn, could lead to a decline in relaxation salon, Preventative Healthcare business, and other revenues. If the intellectual property became subject to third party infringement, misappropriation or other claims, and such claims were decided against us, we may be forced to pay damages, be required to develop or adopt non-infringing intellectual property or be obligated to acquire a license to the intellectual property that is the subject of the asserted claim. There could be significant expenses associated with the defense of any infringement, misappropriation, or other third-party claims.

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

In the ordinary course of our business, we collect, process, and salon sensitive and confidential data, including our proprietary business information and that of our guests, suppliers and business partners, and personally identifiable information of our guests and employees, in our data centers and on our networks. For example, our customers are asked to complete a survey, often digitally on iPads, prior to first receiving services at our relaxation salons. The surveys contain questions requesting private health-related information of our relaxation salon patrons. In connection with credit and debit card sales, we and our franchisees transmit confidential credit and debit card information by way of secure private retail networks.

The secure processing, maintenance, and transmission of this information is critical to our operations. We rely on commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of confidential information. Despite the security measures we have in place and continual vigilance in regard to the protection of sensitive information, our systems and those of our third-party service providers may be vulnerable to security breaches, attacks by hackers, acts of vandalism, computer viruses, misplaced or lost data, human errors, or other similar events. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations, damage our reputation, and cause a loss of confidence in our business, products, and services, which could adversely affect our business, financial condition, profitability, and cash flows.

Furthermore, although we currently carry cyber liability insurance, such insurance has limited coverage to cover liabilities incurred by breaches of our customers’ data caused by security breaches, attacks by hackers, acts of vandalism, computer viruses, misplaced or lost data, human errors, or other similar events. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business and the trading price of the ADSs.

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

On May 6, 2021, the Company acquired control of SAWAN CO. LTD. (“SAWAN”) by purchasing 100% ownership interest of SAWAN for cash. As a result, “Ruam Ruam”, which is a luxury relaxation salon brand held by SAWAN, has become part of the Company’s directly-operated salons.

Effective July 1, 2021, Bell Epoc Wellness Inc., a subsidiary of the Company, was merged with Decollte Wellness Corporation, another subsidiary of the Company, pursuant to an absorption-type company split agreement, with Bell Epoc Wellness Inc. being the successor entity. Bell Epoc Wellness Inc. changed its name to Wing Inc. effective November 1, 2021.

On October 1, 2021, the Company acquired 60% of the ownership interest in ZACC, a high-end hair salon company, and acquired the remaining 40% of the ownership interest in ZACC in January 2022. ZACC owns and operates four luxury hair salons under three brands (ZACC vie, ZACC raffine, and ZACC ginza), all of which have been recognized by customers for over 30 years for their high level of techniques and hospitality.

As of December 31, 2021, the Company had the following subsidiaries: JOYHANDS WELLNESS Inc., Wing Inc., Bell & Joy Power Partners, Inc., SAWAN, ZACC, and Medirom Human Resources Inc.

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

The SEC maintains an internet site (http://www.sec.gov), which contains reports, information we are required to provide to our shareholders or otherwise make public under our home country laws, and other information regarding us that file electronically with the SEC.

B.	Business Overview

We are one of the leading holistic health services providers in Japan. Medirom is a franchiser and operator of healthcare salons across Japan and is a preferred platform partner for healthcare service providers and government entities to affect positive health outcomes. Through our well-known retail salon brands, including primarily Re.Ra.Ku®, nascent tech platforms, and targeted health consulting and marketing, we have formed a "healthtech" segment. The healthtech segment's goal is to improve health outcomes and the satisfaction of our customers, as well as offer corporations data-rich, targeted advertising and promotional opportunities.

We operate three synergistic lines of businesses: (1) Relaxation Salon Segment (retail); (2) Luxury Beauty Segment (retail); and (3) Digital Preventative Healthcare Segment (healthtech). By combining brand strength and core retail competencies, including a broad physical footprint in population dense areas across the country, with proprietary technologies and partnerships, our business provides unique, value-added healthcare services to our customers with scale, customization, and cross-network effects that we believe few other companies in the industry can emulate.

As of December 31, 2021, the Relaxation Salon Segment has 312 locations across Japan, located within the country’s major cities. Our customer management system is a cloud-based customer relationship management system which we use to record all customer data and which facilities reservation, point-of-sale and business intelligence functions. Our salons are generally located in metro stations/subways, shopping malls, plazas and high-traffic streets. The Relaxation Salon Segment is our core business and accounted for ¥5,197 million (US$45.1 million), or 96.1% of our total revenue for the year ended December 31, 2021 and ¥3,316 million (US$28.8 million), or 99.2%, of our total revenue for the year ended December 31, 2020.

The Luxury Beauty Segment is a new business segment. In October 2021, the Company acquired 60% of the ownership interest in ZACC, a high-end hair salon company, and acquired the remaining 40% of the ownership interest in ZACC in January 2022. The Luxury Beauty Segment accounted for ¥169 million (US$1.5 million), or 3.1% of our total revenue for the year ended December 31, 2021.

The Digital Preventative Healthcare Segment mainly consists of the following operations: government-sponsored Specific Health Guidance program, utilizing our internally-developed on-demand health monitoring smartphone application, Lav®; our MOTHER Bracelet® for fitness applications; and preventative healthcare services utilizing our experienced nutritionists and health nurses. The Digital Preventative Healthcare Segment is a growing business line and accounted for ¥44 million (US$0.4 million), or less than 1% of our total revenue for the year ended December 31, 2021, and ¥26 million (US$0.2 million), or less than 1% of our total revenue for the year ended December 31, 2020.

Operations in 2021 have been affected by the global COVID-19 pandemic. During 2021, the Japanese Government issued multiple series of Declaration of Emergency (which we refer to as the “Declarations”), whereby the Japanese Government requested the closing of non-essential activities and businesses across the country as a preemptive safeguard against the COVID-19 pandemic. This adversely impacted businesses across the nation, particularly in the retail segment in which we operate. During the period, the COVID-19 pandemic and the Government-driven or voluntary closure of workplaces and public spaces, the general public’s reluctance or inability to commute on public transportation, shop, or enjoy outdoor leisure activities have negatively affected our business operations and liquidity position. During first half of 2021, we estimated approximately one-fourth of the salons on average had voluntarily shortened operating hours by 2 hours per day, and approximately 5% of the outlets on average were closed due to the Declarations and local governments’ requests. During second half of 2021, we estimated approximately one-fifth of the salons on average had voluntarily shortened operating hours, and below 1% of the outlets on average were closed due to the Declarations and local governments’ requests. Our back-office operations, such as accounting, were also affected by the pandemic. See

“Item 5. Operating and Financial Review and Prospects —Assessment of Impact of the COVID-19 to the Company’s Business Operations, Liquidity, and Capital Resources.”

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

Relaxation Salon Segment

The Relaxation Salon Segment is the core of our business consisting of directly-operated as well as franchised relaxation salons in Japan. Our salon locations cover major cities throughout Japan, with strong market presence in the Tokyo metropolitan area, which includes Tokyo, Kanagawa and Saitama. According to the Survey on Basic Resident Registration System as of January 1, 2020, by the Ministry of Internal Affairs and Communications, the population (registered residents) of the Tokyo metropolitan area was estimated to be 36.7 million, making it the most populous metropolitan area in the world. According to the 2022 Yano Report issued by Yano Research Institute, one of the leading market research firms (the “Yano Report”), in terms of the number of salons, we are one of the top three companies, on a consolidated basis, in the Kanto region (Tokyo, Kanagawa, Saitama, Chiba, Gunma, Ibaraki and Tochigi), and in the top four nationwide.

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

Our salons operate under several brand names. Our core brand is Re.Ra.Ku®. Our salons are generally located in metro stations/subways, shopping malls, plazas and high-traffic streets. On average, our salons measure approximately 670 square feet and contain a reception area and treatment space. A typical salon under the Re.Ra.Ku® brand is staffed by six relaxation therapists.

Since our founding in 2000, we have steadily increased the number of Re.Ra.Ku®-branded salons. We intend to continue to grow our salon business over time through both organic growth, including acquisition and turnaround of underperforming franchised salons, and opportunistic acquisition and consolidation of competitor salons. As of December 31, 2021, we had 312 salons in operation throughout Japan under all of our brands. However, the rate of growth of our Re.Ra.Ku®-branded salons in recent years has slowed due to our focus on the acquisition of third-parties’ salons.

To achieve our mid-term goal of 1,000 salons, we intend to allocate more resources for the acquisition of competitors' salons and brands.

Our largest source of revenue derives from our directly-operated salons. Revenue from our directly-operated salons accounted for 70.9% of our consolidated revenue for the year ended December 31, 2021. Revenue from our franchise business consists of recurring franchise royalty, franchise membership fees, staffing services fees, sublease revenue and other franchise revenues and accounted for 25.1% of our consolidated revenue for the year ended December 31, 2021.

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

In December 2008, we began issuing prepaid cards, called the Re.Ra.Ku® Card, to relaxation salon customers. Users of the Re.Ra.Ku® Card can continuously use and replenish the card at most of our Company's relaxation salons. The customer receives rewards on a tiered basis, so the more the customer spends on the Re.Ra.Ku® Card, the greater the reward that can be used at Re.Ra.Ku® locations. In addition, following the acquisition of SAWAN, we started to issue another line of prepaid cards, called the Free Pass, which can be used at Ruam Ruam branded salons. As of December 31, 2021, the aggregate prepaid amounts by customers on the Re.Ra.Ku® Cards and the Free Pass were approximately

JPY509 million (US$4.4 million), partially as a result of our seasonal promotions. Except for limited circumstances, the prepaid amounts on the Re.Ra.Ku® Card and the Free Passes are generally non-refundable.

Market

Most of our relaxation salons are located in the Kanto region of Japan. Kanto is commonly considered the economic and political center of Japan, and includes cities such as Tokyo, Yokohama, and Saitama, among other large cities and prefectures. According to the Statistics Bureau of Japan, as of October 1, 2021, the population of Kanto was 43.6 million, which accounted for 34.7% of the total population of Japan (125.5 million). According to the 2022 Yano Report, in terms of the number of salons, we are one of the top three companies, on a consolidated basis, in the Kanto region (Tokyo, Kanagawa, Saitama, Chiba, Gunma, Ibaraki and Tochigi) and in the top four nationwide.

Our mid-term goal is to have 1,000 salons nationwide and become the number one salon network in Japan. In addition, we are currently exploring opportunities in the United States and Southeast Asia.

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

Franchises

As of December 31, 2021, 124 of our 312 salons were operated by franchisees. We strive to ensure that each of our franchise locations meets the same quality and customer service standards as our directly-operated locations in order to preserve the consistency and reliability of our brand and earn the trust of our customers.

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

We identify potential franchisees through a variety of methods, including word-of-mouth and referrals from existing franchise owners. We also employ qualification criteria in the selection of franchisees, including reviewing the candidates' backgrounds and net worth, conducting interviews and determining the candidates' compatibility with our Company's culture. Our franchise agreements set forth a high standard of conduct across all franchised locations. As such, our franchisees are curated to confirm with the high standards of quality, expertise, and customer centricity which form the core of our brand and culture. We provide our franchisees with ongoing training and advertising support. We continuously monitor the financial performance of each franchised location using a customized software called Peak Manager.

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

To be admitted into the College, students must pass a qualification check and an interview. This initial qualification program consists of thirty-two courses that typically extend for a month. The curriculum used at the College teaches 120 skills to students via a combination of live training and online videos. Although there is no qualification requirement for a therapist in Japan, students have to pass this initial qualification program before working at our salons. Currently, our Company has College campuses in Tokyo, Nagoya and Osaka.

Luxury Beauty Segment

Our new Luxury Beauty Segment mainly consists of the management and operations of the high-end hair salon brands under ZACC. We acquired 60% of the ownership interest in ZACC in October 2021 and the remaining 40% of the ownership interest in ZACC in January 2022. Revenue contributed by ZACC branded salons was JPY169,320 thousand (US$1,470 thousand) for the year ended December 31, 2021.

Digital Preventative Healthcare Segment

Our Digital Preventative Healthcare Segment consists of the following businesses.

Specific Health Guidance Program.  We serve small businesses, large corporations, and government entities in their implementation of health and wellness programs as outlined by the Ministry of Health, Labor and Welfare of Japan's Specific Health Guidance Program. Japan is confronting a super-aging society, as well as inflation of medical expenses from the increasing number of fatal diseases, such as diabetes, heart attack and stroke. To tackle this nationwide issue, the government initiated the Specific Health Guidance Program in April 2008. In this program, 40-through-74-year-old people who have received a diagnosis alerting lifestyle diseases at a health check-up are requested by a doctor to take a series of courses that are tailored to reduce the risk of developing certain lifestyle diseases. Because Japanese citizens and permanent residents are required to maintain health insurance through government or employer sponsored programs, it is generally the health insurance providers' responsibility to have participants take the courses if they are requested to do so. By partnering with a number of health insurance providers, we provide support to connect those who need to take the courses with health care professionals via our on-demand health monitoring application for smartphones called Lav®. We charge fees to health insurance providers, depending on how many participants take the program and which type of program is taken. A portion of these fees is subsidized by the Japanese government. In July 2021, we also started promoting the application as a fee-based service to the ordinary consumers.

MOTHER Bracelet®.  In 2019, we acquired a minority interest in Matrix Industries, Inc. (“Matrix”) based in California, United States, a developer of a thermoelectric generator and boost converter. In furtherance of our relationship, we entered into a production and development agreement with Matrix in August 2020 to develop and manufacture a health monitoring wearable device called MOTHER Bracelet®. Our MOTHER Bracelet® fitness device is designed to track and collect the health data of the wearer, such as calorie consumption, activity and sleep patterns.

The agreement grants us exclusivity as to third parties in the Asia territory, except for certain prior contractual obligations of Matrix, for use of their thermoelectric power module and software in our MOTHER Bracelet® wearable device for one year following receipt of the sample product, or end of 2022, whichever is earlier.

We believe the MOTHER Bracelet® will be the only fitness tracker that requires no electric charging, as it will utilize innovative technology such as Gemini TEG (Thermoelectric Generator) and Mercury Boost Converter to enable the user's body heat to generate electricity. We are not aware of any other wearable devices equipped with NFC currently in the market with equivalent capabilities at this time. MOTHER Bracelet® is our registered trademark in Japan. We intend to pursue other opportunities in Japan and the United States for large-scale private label contracts for our device.

Our Digital Preventative Healthcare Segment are currently entering into a growth phase. We have entered into contracts with 43 corporate insurance associations for our Specific Health Guidance Program provided by Lav®, our on-demand training app, as of December 31, 2021. In addition, we launched an upgraded version of Lav® as a subscription-based B2C application on July 1, 2021. The updated Lav® application offers menus such as detox, weight control, and exercise programs. We continued to develop our MOTHER Bracelet® in 2021. We launched a crowdfunding campaign for individual consumers in July 2021 and started shipping of MOTHER Bracelet® to those customers in March 2022. We hope that our diverse health related services and products offering will help us collect and manage healthcare data from users and customers and enable us to become a leader in big data in the healthcare industry.

Customers

Specific Health Guidance Program.   Although we have developed an on-demand health monitoring application, this business sector has not adopted a subscription business model to date. We charge fees to health insurance providers, depending on how many participants take the program and which type of program is taken. We plan on continuing to grow both provider count (including corporate sponsors, insurance providers, and government entities) as well as the end-participant pool (which are end users under our Lav® application), the latter of which commenced in the second half of 2021.

MOTHER Bracelet ®. Our prospective clients are hospitals, clinics, department stores, sports clubs (gyms), electronics volume stores, foreign embassies (commercial division), trading firms, life insurance companies, human resource service companies, beverage makers, and so on, as well as individual consumers.

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

MOTHER Bracelet®.  Our MOTHER Bracelet® is designed to monitor and collect the health data of the wearer and can work seamlessly with our Lav® application and most of the other health monitoring applications that are available on the market. We also offer a Software Development Kit, or SDK, to our partners for their application or software development convenience.

Market

Our Lav® healthcare app and its Specific Health Guidance Program competes in the Preventative Care sub-segment (US$3 billion) of the broader Medical Treatment Market in Japan (US$100 billion). This sub-segment of the market receives proportionally increasing funding from the Japanese government's health insurance budget and its respective participants within the Specific Health Guidance Program. Secular shifts toward prevention versus treatment, increasing insurance premiums and greater government subsidies make this a growing and attractive submarket to capture.

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

Our MOTHER Bracelet® operates in the wearable device space though we focus on specific market segments tailored towards corporate clientele, hospitals, nursing homes and medical facilities serving the elderly population, and labs and research facilities. We will opportunistically sell direct to consumers in Japan to begin with through distributors, online commerce, and strategic partners including retail placements at select big box stores before moving into B2B market.

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

On October 1, 2018, we acquired DW from Decollte Corporation for cash.

2021 Reorganization and Acquisition

On May 6, 2021, we acquired 100% of the interests in SAWAN, a relaxation salon operator of “Ruam Ruam” from BOX GROUP Co., Ltd., a Japanese holding company specializing in beauty and spa products and services. Ruam Ruam is a luxury relaxation salon brand, which is characterized with oriental relaxation techniques to fit the needs and preferences of the Japanese consumer. This acquisition resulted in the addition of 13 directly-operated salons under the brand of “Ruam Ruam” to our relaxation salon segment.

In July 2021, in order to speed up the decision-making process, improve business efficiency, and maximize business value, we reorganized and re-designated certain parts of our wholly-owned subsidiaries by business functions.

As part of the reorganization, DW merged with and into BEW with BEW being the surviving entity. As a result of the merger between DW and BEW, BEW (currently known as Wing Inc.) now operates the salons previously owned by DW, and since July 1, 2021, it has been managing a majority of our relaxation salon operations, excluding those located in spa facilities or under “Ruam Ruam” brand. In addition, we established Bell Epoc Power Partners Inc., which succeeded to the rights and obligations relating to the salon management entrusted division previously operated by BEW.

On October 1, 2021, we acquired 60% of the ownership interest in ZACC, a high-end hair salon company recognized by customers for their high-level techniques and hospitality for over 30 years. ZACC’s flagship hair salon is located in Omotesando, one of the fashion centers in Tokyo. ZACC recently opened its Ginza salon prior to the acquisition. We plan to help and facilitate ZACC’s multi-store management and opening of new ZACC branded salons by sharing our expertise in store management, franchising and employee independence programs. We acquired the remaining 40% of the ownership interest in ZACC in January 2022.

In November 2021, BEW changed its name to “Wing Inc.” and Bell Epoc Power Partner Inc. changed its name to “Bell & Joy Power Partner Inc.”

Our Growth Strategy

Our goal is not only to capture a significant share of the existing market for relaxation salons but also to expand our Digital Preventative Healthcare business lines. We expect to employ a variety of strategic initiatives, including increasing the number of directly-operated and franchised salons and expanding marketing and advertising efforts throughout strategic locations.

Organic Growth in the Japanese Market.  According to the 2022 Yano Report, in terms of the number of salons, we are one of the top three companies, on a consolidated basis, in the Kanto region (Tokyo, Kanagawa, Saitama, Chiba, Gunma, Ibaraki and Tochigi), and in the top four nationwide. The total number of relaxation salons under major brands in Japan, according to the 2022 Yano Report, was 2,944, with the largest operator having 613 salons. We believe that the Japanese market has capacity for approximately 1,000 of our salons in the future, based upon our assessment of suitable real estate that fits the underwriting requirements for our business. We aim to achieve this capacity goal through a combination of franchising, direct ownership, and our new salon sales and management contract model. If we are able to achieve this goal, we believe that we would then have the largest salon network in Japan.

Lead Industry Consolidation Via Targeted Acquisitions. As the domestic Japanese relaxation sector faces structural changes that accelerate consolidation, we believe that we are positioned strategically to harness value, acquire synergies, and maximize our pipeline of suitable bids at bargain prices. Our corporate acquisitions team aims to buy businesses at a small multiple to ours, leveraging our brand, the well-regarded reputation of our founder CEO, and the halo effect of joining Japan’s first publicly listed relaxation company in the United States. We believe we have a competitive advantage and significant negotiating power to structure accretive deals, integrate both culture and operations of target companies, and grow long-term value. In May 2021, we acquired 100% of the ownership interests in SAWAN, a relaxation salon operator of “Ruam Ruam,” a luxury relaxation salon brand. This acquisition resulted in the addition of 13 directly-operated salons under the brand of “Ruam Ruam” to our relaxation salon segment.

Update of Business Model. Currently, Wing Inc. (fka Bell Epoc Wellness, Inc.), our wholly owned subsidiary, manages a majority of our relaxation salon operations, excluding those located in spa facilities or under “Ruam Ruam” brand. While we continue to grow the total number of our franchised salons, we expect to become more selective in new franchise salon owners. In the fourth quarter of 2021, we sold 12 salons that were previously owned by us to investors for aggregate gross contractual value of JPY559 (US$4.9) million, or net proceeds of JPY502 (US$4.4) million. Such investors are required to enter into Service Agreements with Wing Inc. to manage the operation of the purchased salons, pursuant to which we are entitled to a contingent fee equal to 80% of the amount of profit that exceeds 6% to 8% investment yield on the purchase price of each purchased salon. We believe this model will maximize the return on capital investment in our relaxation salon segment, accelerate salon openings by reinvesting the proceeds from the sales of salons, improve operational efficiency by focusing on salon operations, and generate additional income from the salons that were sold to investors and are under our management.

Focus on Margin Improvement and Leveraged Use of Infrastructure. We believe our corporate infrastructure is positioned to support a customer base greater than our existing footprint. As we are still recovering from the impact of the COVID-19 pandemic, we believe we have a great potential to attract more customers, utilize our currently idle capacities at certain salons, and improve our workforce management. We plan to closely monitor our operational metrics such as sales per salon, number of customers served per salon, sales per customer, total working hours per salon and total hours in service per salon. We also plan to replace our existing employee evaluation and incentive systems to better motivate our employees to meet certain performance targets assigned to them.

As we continue to grow, we expect to drive greater efficiencies across our operations and development and marketing organizations and further leverage our technology and existing support infrastructure. We believe we will be able to reduce the percentage of corporate costs to revenue over time to enhance margins as general and administrative expenses are expected to grow at a slower rate due to expected efficiencies of scale as we expand our salon network.

Marketing and Advertising Strategy. We conduct most of our marketing and advertising on our website and through print advertisements in magazines. In addition, our salons are strategically located in areas near train stations and shopping centers that are advertising and marketing drivers. Furthermore, in addition to our effort to improve margins at our relaxation salons, we will enhance our digital marketing initiatives to increase revenue, including launching our brands’ smart phone apps to retain our repeat customers and improve the frequency of customer visits.

Healthtech Strategy.  We plan to invest in and grow the Digital Preventative Healthcare Segment with a higher margin. We intend to increase the number of Lav® users via the Specific Health Guidance Program promoted by the Ministry of Health, Labor and Welfare of Japan. In addition, we expect to expand the billing user base for the upgraded Lav® application. We also intend to accelerate the production of our MOTHER Bracelet® . Our original sales and distribution model was primarily B2B with an emphasis on large and recurring contract orders placed by corporate sponsors, healthcare and medical facilities, and government entities, who in turn distribute to the end consumer. Due to the global semiconductor shortage, we have pivoted to selling directly to consumers in Japan first through online commerce, and strategic partners including retail placements at select big box stores, instead of the bulk sale towards the business entities.

Competition

The relaxation industry in Japan is highly competitive. The size of the relaxation market in Japan was estimated at US$1.059 billion or JPY122 billion in 2019 and is expected to grow up to US$1.103 billion or JPY127 billion in 2023, according to the 2022 Yano Report. While 51% of the market is occupied by mid to large chains like us, a significant portion of the market consists of small, locally-owned salons, 68.9% of which are estimated to be individual-run single outlets. Out of the 2,944 major bodywork therapy salons in Japan as of December 31, 2021, 312 salons were operated by us or our franchisees, 607 by Raffine, 322 by Karada Factory, 613 by Riracle, 166 by Dr. Stretch, and 147 by Temomin. We expect competition in this market to continue to be intense because relaxation salons are comparatively inexpensive to start and operate, and new competitors are regularly appearing in the market. The expected annual growth rate of the Japanese relaxation industry is 1.75% through the period between 2022 and 2025. We operate at a slight premium (approximately JPY378 (US$3.28)) price point relative to the market, which we believe is justified by our strong brand and service value. We generally do not engage in price-reduction strategies, although uncertain future economic conditions may create circumstances requiring us to reconsider our strategy in certain markets line with our growth profile.

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

Although the Luxury Beauty Segment also experiences competition, ZACC does not enter into price competition due to the strength of its brand. A key factor for brand strength is the retention rate of the senior hair stylists employed by ZACC.

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

Our Competitive Strengths

We are a defined leader in Japan's health and wellness space. We provide ground-up educational and training services for aspiring specialists, as well as top of the line health services for our customers. As we continue to grow and expand, the brand recognition that we enjoy across Japan will help promote our new digital business lines. We believe the following strengths have contributed to our initial success and will position us well for future growth:

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

Brand Value.  We believe our trademarks and other intellectual property create a strong competitive advantage in our Relaxation Salon Segment, Luxury Beauty Segment and Digital Preventative Healthcare Segment. With widespread recognition in the Kanto region and across Japan, our Company, benefits from a loyal customer base and brand recognition that allows for smooth scaling of growth businesses.

Employee Satisfaction.  We employ a majority of our therapists on a salaried basis, rather than a commission-based contractor model normally used in the industry. We have also invested culturally and economically in creating a career progression for therapists, which helps give structure, purpose, and incentives to stay with the Company and improve skills. While this increases our operating leverage, we believe it a core strategic need and advantage as labor is a key gating factor currently in the relaxation sector. We believe that our industry-leading employee satisfaction levels contributed to employees’ high morale, which is evidenced by the fact that we were awarded the Grand Prix for the relaxation sector’s top therapist and best salon award in Japan in 2019, as well as the Semi-Grand Prix for the individual therapist and the Grand Prix for the best salon award in 2021. This is particularly important as high turnover reduces or disrupts available investment in capital because of the costs associated with hiring and training new employees. We continue to optimize our working environment for therapists in an effort to improve morale, productivity and a long-term orientation to their work and status within the Company.

Hiring Activities.  We own and run our own job portal website targeting prospective therapist candidates. The job portal website was launched on February 1, 2020 and, as of December 31, 2021, 32.5% of our new employees during fiscal year 2021 have been hired through the website. As labor shortages and costly recruiting of therapists remain the primary gating factors for a successful salon operation, we believe our streamlined and cost-efficient recruiting method allows continued operating strength at expanded profit margins. Combined with our brand, this hiring approach at scale puts us in an advantageous position relative to our peers in the industry.

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

Specific Health Guidance Program.  As a leading provider of holistic health services, we support the government-initiated program, Specific Health Guidance Program. Other notable supporters include SOMPO Health Support, Benefit One Inc., and FitsPlus Inc. As a government (Ministry of Health, Labour and Welfare)-subsidized program, participating companies need to maintain quality controls. Partners and service providers are vetted and must adhere to standards that are established by each of the health insurance providers. By satisfying each standard, we have been engaged in supporting the program by health insurance providers and continues to expand its prospective clients. In addition, we have an on-demand health monitoring application, Lav®, which can provide user-friendly interfaces and experiences. This application, among other digital tools, allows for seamless functionality with our partners and service providers as well as optionality in future monetization of the end user base. As a result, we have successfully managed to acquire several corporate clients, including blue chip companies' and local governments' health insurance providers. We believe this B2G/B2B business provides opportunities for multi-year contracts and high margins, particularly given the significant barriers to entry that require a well-recognized health and consumer brand and blue-chip enterprise relationships. We launched the upgraded version of Lav® as a subscription-based B2C application on July 1, 2021. The updated Lav® application offers menus such as detox, weight control, and exercise programs.

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

We have received subscription orders from 43 corporate insurance associations for our Specific Health Guidance Program as of December 31, 2021. Other individual consumers can also purchase the program and access it via the upgraded Lav® app. For the consumer version of the Lav® app, we expect to engage our in-house therapists as coaches to increase such therapists’ income. We also aim to leverage our existing salon customer base to accelerate the program’s development.

MOTHER Bracelet®.  Our MOTHER Bracelet® fitness device is designed to track and collect the health data of the wearer, such as calorie consumption, activity and sleep patterns. We believe our MOTHER Bracelet® will be the only fitness tracker that requires no electric charging as it will utilize innovative technology such as Gemini TEG (Thermoelectric Generator) and Mercury Boost Converter to enable the user's body heat to generate electricity. We are not aware of any other wearable devices equipped with NFC currently in the market with equivalent capabilities at this time. We believe we are the first relaxation salon operator in Japan to launch a health-monitoring wearable device. We believe our MOTHER Bracelet® is an important complement to our holistic approach to providing health services.

We intend to pursue other opportunities in Japan and the United States for large-scale private label contracts for our device. MOTHER Bracelet® received an encouraging response from the crowd-funding campaign in Japan, where we have succeeded in getting a reservation sale totaling JPY56 million from 1,292 supporters on the crowdfunding site MAKUAKE. It has been featured in various Japanese media and was ranked 24th in “the Nikkei Trend 2022 Hit Predictions 30.”

In May 2021, we entered into a Master Manufacturing Agreement with Sanei Electronics Inc. in Tokyo, Japan, with respect to the production of the MOTHER Bracelet® and commenced preparations for production and shipment. MOTHER Bracelet® is unique in its SDK open policy. The policy is intended to increase the use of the device among medical institutions and other corporations in future, and we have received inquiries on the device across a number of business segments. By opening up the SDK, we allow and encourage software and hardware developers to customize the management of healthcare data for their own purposes. We are building this data management platform to serve the various lifestyles of users. We are planning to upgrade the device for the medical field by incorporating the requests from medical institutions in the future. MOTHER Bracelet® records wearers’ activities, sleep duration and pattern, body temperature, and heart rate 24/7 without losing data. We are planning to apply for the license for the next generation of the device. The production for a small batch of the MOTHER Bracelet® has commenced in 2022, and the MOTHER Bracelet® brand website and e-commerce website are currently under development. Our standard character trademark application for MOTHER Bracelet® was approved and registered by the Japan Patent Office in February 2022.

In late March 2022, we started shipping out MOTHER Bracelet® to those who placed the orders via the crowd-funding platform in the previous year. Larger scale distribution is expected once the semiconductor shortage and global uncertain situation is solved.

Attractive Market Opportunity

Relaxation Industry Growth

According to the 2022 Yano Report, the Japanese relaxation sector is expected to continue to lead overall GDP growth, which is expected to increase 1.72% from JPY114 billion (US$990 million) in 2022 to JPY120 billion (US$1 billion) in 2025, while national GDP is expected to grow by 1.2% from 2022 to 2026, according to Daiwa Research Institute Economic Report (dated January 24, 2022).

Source: 2022 Yano Report

We believe the sector continues to see outsized growth as consumers in an already health-conscious country increasingly value health and wellness of both body and mind. Concurrently, large companies, in partnership with or through subsidies received from the government, increasingly factor in employee wellness for both productivity and for retention, loyalty, and satisfaction with the employer. This has led to the creation of corporate budgets, often with government subsidies, earmarked for employee health and wellness programs, insurance programs, fitness and gym memberships which further increases spend in the market. While 51% of the market is occupied by mid to large chains like ours, most of the market consists of small, locally-owned salons, 68.9% of which are estimated to be individual-run single outlets.

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

According to publicly-available data, industry wide fees have halved over the past decade to approximately ¥3,000 (US$26) for 60 minutes on most conventional services and demand has become bifurcated between a highly-price conscious mass market and a more discerning brand conscious consumer. We operate in-between high volume/low price point/low service intensity operations and high touch point /specialized services providers. Our services lie in the spectrum of affordable value and, we believe, capture the largest portion of the demand curve. Additionally, consumers have increasingly sought specialized services including stretching therapy (tendons and ligaments, in addition to muscles) and bathhouses.

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

Global Expansion Opportunities

We focus on core competencies within the local markets of Japan, although we opportunistically assess franchising or partnerships abroad for our core salon business, and B2B2C distribution models for MOTHER Bracelet® and other digital businesses through online marketing, commerce, and joint ventures. We believe the wearables market and omnichannel distribution trends, particularly online commerce, remain attractive avenues of growth for our Digital Preventative Healthcare Segment.

Employees

Most of our Company’s group employees are employed by our wholly-owned subsidiary, Medirom Human Resources Inc. As of December 31, 2021, we had 368 employees on a full-time basis, 480 employees on a part-time basis, and 65 employees on a fixed-term basis. Our Company is not currently, and has not in the past, been unionized. As such, neither we nor our franchisees are required to engage in collective bargaining procedures with any unions under Japanese labor laws.

We do not use contract employees hired by any third-party agencies in the relaxation salon. We dispatch therapists and other employees to our franchisees from time to time and receive a fee for such services. Our employees are paid on a salary basis. We also offer an incentive program whereby relaxation therapists earn points for various reasons such as continuing as a Medirom relaxation therapist for certain designated periods of time or taking additional relaxation courses at our College. As the number of collected points increase, the relaxation therapist's salary also increases.

Property and Equipment

As of December 31, 2021, we have 312 relaxation salons, each of which is leased at train and subway stations, shopping malls, plazas, and high-traffic streets throughout Japan. We invest in leasehold improvement, equipment, and furniture in our directly-operated salons. The terms and conditions of the lease arrangements varies by agreement.

Our corporate headquarters are located at 2-3-1 Daiba, Minato-ku, Tokyo, Japan. The term of our lease for this location expires on November 30, 2022, although there is a renewal provision in the lease agreement whereby the lease will automatically renew for an additional two years unless one of the parties provides notice of termination at least six months prior to the expiration of the current lease term. Our Re.Ra.Ku® College is annexed to our corporate headquarters, and we also have branch school locations at Nagoya and Osaka.

Intellectual Property

To establish and protect our proprietary rights, we rely on a combination of trademarks, confidentiality policies and procedures, non-disclosure agreements with third parties, employee non-disclosure agreements, and other contractual and implicit rights worldwide. We have 35 registered trademarks as of December 31, 2021, and other names and logos used by our Company as trademarks with the Japan Patent Office. Two of our trademarks are currently registered with the U.S. Patent and Trademark Office. Our standard character trademark application for MOTHER Bracelet® was approved by the Japan Patent Office in February 2022. Additionally, we registered the trademark Re.Ra.Ku in 2009. Our principal intellectual property rights include copyrights in our website and mobile applications content for Lav®, rights to our domain name https://medirom.co.jp, and trade secrets and know-how with respect to our training, servicing, sales and marketing and other aspects of our business, and our digital innovations such as the Lav® application. The success of our business strategy depends on our continued ability to use our existing intellectual property in order to increase brand awareness and develop our branded services. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded services to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in Japan or outside Japan in relevant foreign countries will be adequate. In addition, in light of our intention to expand internationally, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of Japan. If any of our trademarks, trade secrets or other intellectual property are infringed, our business, financial condition and results of operations could be materially adversely affected.

In addition, third parties may assert infringement or misappropriation claims against us, or assert claims that our rights in our trademarks, patents and other intellectual property assets are invalid or unenforceable. Any such claims could have a material adverse effect on us or our franchisees if such claims were to be decided against us. If our rights in any intellectual property were invalidated or deemed unenforceable, it could permit competing uses of intellectual property which, in turn, could lead to a decline in relaxation salon and other revenues. If the intellectual property became subject to third party infringement, misappropriation or other claims, and such claims were decided against us, we may be forced to pay damages, be required to develop or adopt non-infringing intellectual property or be obligated to acquire a license to the intellectual property that is the subject of the asserted claim. There could be significant expenses associated with the defense of any infringement, misappropriation, or other third-party claims.

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

Subsequent Event

Nasdaq Notification Letters

On January 18, 2022, the Company received a written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is not in compliance with the minimum market value requirement set forth in Nasdaq Listing Rules for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum market value of US$35 million and Nasdaq Listing Rule 5810(c)(3)(C) provides that a failure to meet the minimum market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of the Company from November 23, 2021 to January 14, 2022, the Company no longer meets the minimum market value requirement. The Notification Letter did not impact the Company’s listing on The Nasdaq Capital Market at that time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until July 18, 2022, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, the Company’s market value must exceed US$35 million for a minimum of 10 consecutive business days. The Company’s business operations were not affected by the receipt of the Notification Letter.

On April 19, 2022, Nasdaq issued a notice to the Company which announces that Nasdaq has determined that for 10 consecutive business days, from April 10, 2022 to April 19, 2022, the Company’s market value of listed securities has been US$35,000,000 or greater. Accordingly, the Company has regained compliance with the Rule.

On June 29, 2022, the Company received a second written notification letter (the “Second Notification Letter”) from Nasdaq, notifying the Company that it is not in compliance with the minimum market value requirement set forth in Nasdaq Listing Rules for continued listing on The Nasdaq Capital Market. Based on the market value of the Company from May 9, 2022 to June 28, 2022, the Company no longer meets the minimum market value requirement. The Second Notification Letter did not impact the Company’s listing on The Nasdaq Capital Market at that time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until December 27, 2022, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, the Company’s market value must exceed US$35 million for a minimum of 10 consecutive business days. The Company’s business operations were not affected by the receipt of the Second Notification Letter.

On May 10, 2022, the Company issued a corporate bond to help with its short-term working capital needs and received proceeds of JPY50,000 thousand. The corporate bond had a maturity date of August 15, 2022 and bore an interest rate of 5.0% per annum. The corporate bond was redeemed in a lump sum on the maturity date.

On August 31, 2022, the Company issued a corporate bond to help with its short-term working capital needs and received proceeds of JPY40,000 thousand. The corporate bond has a maturity date of December 31, 2022 and bears an interest rate of 5.0% per annum.

Net Assets Requirements Related to Our “Re.Ra.Ku Cards”

One of the requirements for issuers of prepaid cards under the Settlement Act is to maintain net assets of not less than JPY100 million based on Japanese GAAP. As of December 31, 2021, our net assets have fallen below JPY100 million based on Japanese GAAP on a standalone basis. We have recently reported the issue to the Kanto Local Financial Bureau and are currently in consultation with the regulatory authority for administrative guidance. See “Item 4. Regulations Governing Prepaid Cards” for more detail.

For further information regarding these subsequent events, please see Note 20. Subsequent Events to our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 included elsewhere in this annual report.

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

A PPM Provider typically holds a certain amount of its customers’ cash in the form of prepaid amounts on the cards that have not yet been exchanged for goods or services. The total of such amounts for all customers of a PPM Provider is referred to as the “Outstanding Amount.” A Public Use PPM Provider is required to maintain deposits of at least half of its Outstanding Amount at the local Legal Affairs Bureau (although other arrangements are possible), in order to ensure that there are adequate funds for the card holders who are effectively loaning their money to the Public Use PPM Provider through their purchase of the prepaid card. At the end of March and September each year, the Public Use PPM Provider must calculate its Outstanding Amount and deposit half that amount at the Legal Affairs Bureau within two months. In the following year, if the Outstanding Amount has increased, the Public Use PPM Provider must pay the difference between such Outstanding Amount and the amount deposited with the Legal Affairs Bureau. We made our initial deposit of our Outstanding Amount with the Legal Affairs Bureau on November 28, 2016, in the amount of JPY125,261,250 (US$1,087,620), and made additional deposits and adjustments with each semi-annual reporting.

One of the requirements for issuers of prepaid cards under the Settlement Act is to maintain net assets of not less than JPY100 million based on Japanese GAAP. As of December 31, 2021, our net assets have fallen below JPY100 million based on Japanese GAAP on a standalone basis. We have recently reported the issue to the Kanto Local Financial Bureau and are currently in consultation with the regulatory authority for administrative guidance. If we fail to show a concrete plan to rectify the situation in the foreseeable future, our license granted as the issuer of the prepaid cards may be revoked and we may be required to refund any unused prepaid card balance to customers who have purchased the prepaid cards.

Regulations Governing Dispatched Employees for Franchisees

In April 2018, we established our wholly-owned subsidiary, Medirom Human Resources Inc. (which we refer to as “MHR”) under the trade name Re.Ra.Ku Wellness Inc. MHR currently operates our therapist dispatch business. Previously, we hired therapists pursuant to an exemption that allowed us to forego obtaining permission from the Ministry of Health, Labor and Welfare of Japan under the Act for Securing the Proper Operation of Worker Dispatching Undertakings and Improved Working Conditions for Dispatched Workers (which we refer to as the “Dispatch Act”), and dispatched such therapists to our franchisees. When the Ministry of Health, Labor and Welfare of Japan eliminated the applicable exemption in September 2018, we decided to transfer the therapist dispatch business to MHR. MHR has obtained a worker dispatch license from the Ministry of Health, Labor and Welfare of Japan under the Dispatch Act, which is valid through July 31, 2026.

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

We are in the process of applying for “PrivacyMark” certification in Japan. “PrivacyMark” is a certification which is given to enterprises that take appropriate measures to protect personal information. The “PrivacyMark” System was established by the Japan Information Processing Development Corporation (JIPDEC) in April 1998, and the “PrivacyMark” is certified and granted by JIPDEC as well as other designated organizations. Such private enterprises are granted the right to display "PrivacyMark" in the course of their business activities. The system is in compliance with Japan Industrial Standards (JIS Q 15001: [Personal Information Protection Management System - Requirements]).We believe this “PrivacyMark” certification is highly valued and is often required by our customers including health insurance providers. In order to generate more business for our Lav® application, we have decided to pursue this certification. Thus, we anticipate a positive impact on the Lav® application business once we receive the “PrivacyMark” certification.

C.Organizational Structure

Our principal operating subsidiaries at December 31, 2021 are as follows:

	Jurisdiction	Percentage Interest Held
Bell & Joy Power Partners Inc.	Japan	100%
WING Inc.	Japan	100%
JOYHANDS WELLNESS Inc.	Japan	100%
Medirom Human Resources Inc.	Japan	100%
SAWAN CO. LTD.	Japan	100%
ZACC Kabushiki Kaisha	Japan	60%

D.Property, Plants and Equipment

Please see a detailed discussion of our property, plants and equipment under “Item 4. Information of the Company— Property and Equipment”.

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

We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our fiscal year ends on December 31 and references to fiscal years 2019, 2020, and 2021 are to the fiscal years ended December 31, 2019, 2020 and 2021, respectively. In accordance with Instruction 6 to Item 5 of Form 20-F, we are omitting from this annual report a discussion of our results of operations for fiscal year 2019. For a discussion of our results of operations for the fiscal year ended December 31, 2019 compared with the fiscal year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” from our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, as filed with the SEC on May 17, 2021.

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

As of December 31, 2021, we and our franchisees operated 312 salons, of which 184 were operated as Company-operated salons, 124 were operated by our franchisees, and 4 were investor-owned salons which the Company operated on their behalf. We consider both Company-owned salons and investor-owned salons which are managed by us as “directly-operated salons”.

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

Impairment Loss on Long-lived Assets. Long-lived assets include property and equipment, right-of-use lease assets, internal use software, and definite-lived intangible assets. The Company reviews the carrying value of long-lived assets for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. If the assets are not deemed to be recoverable, an impairment is recorded if the fair value of the asset grouping is less than the carrying value.

Non-U.S. GAAP Measures

Financial Expense and Income.   We define financial expense and income as dividend income plus interest income less interest expense and use it to measure net financial burden of our borrowings.

Adjusted EBITDA.   We define Adjusted EBITDA as net income (loss), adjusted to exclude: (i) dividend and interest income, (ii) interest expense, (iii) gain from bargain purchases, (iv) other, net, (v) income tax expense, (vi) depreciation and amortization, (vii) losses on sales of directly-owned salons to franchisees, (viii) gains (losses) on disposal of property and equipment, and other intangible assets, (ix) impairment loss on long-lived assets and (x) stock-

based compensation expense. Management considers Adjusted EBITDA to be a measurement of performance which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or other measurements under GAAP. Adjusted EBITDA is not calculated identically by all companies and, therefore, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

We use Adjusted EBITDA to enhance our understanding of our operating performance, which represents our views concerning our performance in the ordinary, ongoing and customary course of our operations. We historically have found it helpful, and believe that investors have found it helpful, to consider an operating measure that excludes certain expenses relating to transactions not reflective of our core operations. Stock-based compensation expense represents non-cash charges related to equity awards granted by us. Prior to 2021, we did not recognize any stock-based compensation expense. Our management believes the measurement of these amounts can vary considerably from period to period and depend substantially on factors that are not direct consequences of the performance of our Company and are not within our management’s control. Therefore, our management believes that excluding these expenses facilitates comparisons of our operational results and financial performances in different periods, as well as comparisons against similarly determined non-GAAP financial measures of comparable companies.

The information about our operating performance provided by this financial measure is used by our management for a variety of purposes. We regularly communicate Adjusted EBITDA results to our board of directors, and we discuss with the board our interpretation of such results. We also compare our Adjusted EBITDA performance against internal targets as a key factor in evaluating our periodic operating performance at each salon level, segment level, and consolidated level, largely because we believe that this measure is indicative of how the fundamental business is performing and is being managed.

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

Key Performance Indicators

In assessing the performance of our relaxation business, we consider several key performance indicators used by management. We receive monthly performance reports from our system and our relaxation salons which include key performance indicators per salon including sales, number of customers, number of newly-acquired customers, number of repeat customers, sales per customer, and operation ratio. We believe these indicators provide us with useful data with which to measure our performance and to measure the performance of our own and our franchisees’ relaxation salons.

These key indicators include:

●	Number of Salons. Directly-operated salons, and franchisees’ relaxation salons.
●	Number of Salons with Data. The number of relaxation salons for which comparable financial and customer data is available.
●	Total Customers Served. The number of customers serviced at relaxation salons (other than JOYHANDS WELLNESS, SAWAN, and certain other salons in which our point-of-sale system is not installed and therefore, comparative financial and customer data is not available).

●	Sales Per Customer. The ratio of total salon sales to number of treated customers at relaxation salons (other than JOYHANDS WELLNESS, SAWAN, and certain other salons for which comparative financial and customer data is not available).
●	Repeat Ratio. The ratio of repeat customer visits to total customer visits in the applicable month or other stated period for all relaxation salons for which comparable financial and customer data is available.
●	Operation Ratio. The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month or other stated period for all relaxation salons for which comparable financial and customer data is available.

The following table sets forth the above key performance indicators for the periods presented:

	Number of Salons	Number of Salons with Data	Total Customers Served	Sales Per Customer		Repeat Ratio	Operation Ratio
20-Jan	286	222	64,914	JPY	6,164	81.8%	46.7%
20-Feb	286	222	61,307	JPY	6,235	83.3%	45.5%
20-Mar	288	222	52,612	JPY	6,313	85.0%	38.9%
20-Apr	290	224	13,381	JPY	6,209	88.0%	19.7%
20-May	289	222	19,451	JPY	6,244	84.5%	29.0%
20-Jun	289	221	51,686	JPY	6,234	81.2%	40.8%
20-Jul	288	221	60,964	JPY	6,276	80.6%	43.3%
20-Aug	284	221	66,464	JPY	6,351	80.4%	47.5%
20-Sep	284	221	64,809	JPY	6,245	80.2%	48.1%
20-Oct	291	221	65,820	JPY	6,269	80.3%	47.0%
20-Nov	291	220	63,993	JPY	6,312	80.7%	47.6%
20-Dec	290	221	64,649	JPY	6,486	82.6%	48.2%
21-Jan	302	218	56,557	JPY	6,443	84.0%	44.6%
21-Feb	302	218	56,370	JPY	6,443	83.0%	47.6%
21-Mar	303	217	62,441	JPY	6,352	81.9%	47.0%
21-Apr	301	219	63,682	JPY	6,250	81.4%	46.3%
21-May	313	212	66,604	JPY	6,370	80.6%	48.7%
21-Jun	313	219	68,069	JPY	6,350	81.2%	48.6%
21-Jul	314	220	70,912	JPY	6,498	81.0%	48.1%
21-Aug	315	221	66,323	JPY	6,592	81.3%	46.5%
21-Sep	316	221	65,130	JPY	6,428	82.0%	46.7%
21-Oct	316	221	68,608	JPY	6,486	83.3%	48.9%
21-Nov	316	221	65,569	JPY	6,466	81.9%	47.7%
21-Dec	312	221	71,173	JPY	6,634	81.7%	50.5%

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

Our revenues, operating results and financial performance are impacted by a multitude of factors, including, but not limited to:

Business Environment.   According to the 2022 Yano Report, the relaxation market continues to see industry consolidation and notable category entrants from low-price, high turnover service providers, athletic and personal training services, and body stretching. We anticipate that market share will be further transferred to the category leaders in the industry, as smaller, private operators sell their businesses for retirement and/or market competition reasons. We believe that we stand to benefit from these industry trends.

Our Achievements.   To date, we have not engaged in price competition, which we believe will damage the reputation of our industry in the long run. We try to increase the revenue per customer by providing quality services. The year over year comparison between December 2020 and December 2021 shows that our average revenue per customer had grown by 1.9%, from JPY6,234 (US$54.13) to JPY6,350 (US$55.14). We also control the opening of new salons and focus on improving profitability, which we believe will eventually contribute to the higher customer satisfaction. In the future, we may raise the prices of our services over time to keep up with increases in minimum wage and to maintain an appropriate margin. Our repeat ratio was 81.2% in June 2021, unchanged from the same month last year, and further increased to 81.7% in December 2021. As a result of our organic development and further consolidation through acquisitions, the number of salons in our group increased to 312 as of December 31, 2021, up from 290 in the year-ago period. Total customers served increased to 71,173 in December 2021 from 64,649 in the year-ago period. Our operation ratio was 50.5% in December 2021, increasing from 48.2% in the year-ago period.

New Business.  In our Digital Preventative Healthcare Segment, we have been continuously involved in the Specific Health Guidance Program, promoted by the Ministry of Health, Labor and Welfare of Japan, which utilizes our upgraded Lav® application, and have developed what we believe will be the only self-charging wearable activity device called MOTHER Bracelet®, which was introduced at the Consumer Electronics Show in Las Vegas in January 2020. The distribution of the device started in March 2022. The Lav® application was upgraded to version 2 and became more user-friendly to cater to the individual consumers.

In October 2021, we acquired 60% of the ownership interest in ZACC, a high-end hair salon company, and acquired the remaining outstanding common stock in January 2022. ZACC owns and operates four luxury hair salons under three brands (ZACC vie, ZACC raffine, and ZACC ginza), all of which have been recognized by customers for over 30 years for their high level of techniques and hospitality. As a result of the acquisition, we created a new Luxury Beauty Segment. Our primary strategy for this segment is to install our franchise management know-hows and help ZACC keep relationship with its formerly employed hair stylists as its franchisees in order to enable ZACC to continue to generate franchise revenue even after such stylists resign and become independent.

Issues to be Solved.   The relaxation industry is expected to face a difficult business environment due to a shortage of therapists and increased hiring costs. Under these circumstances, we have set the goal of “No. 1 Quality”, in addition to replenishing our workforce by hiring a large number of fresh graduates. We own and operate our proprietary job portal website, targeting prospective therapist candidates. The job portal website was launched on February 1, 2020 and, as of December 31, 2021, 32.5% of our new employees during fiscal year 2021 have been hired through the website. By introducing the service, we expect to reduce our hiring costs paid to manpower agencies. One of the primary reasons for small independent salons’ exiting from the sector is the difficulty in securing sufficient employees for the salons.

Assessment of Impact of the COVID-19 to the Company’s Business Operations, Liquidity, and Capital Resources

The global outbreak of COVID-19 has continued to impact Japan throughout 2021. During 2021, the Japanese Government issued several series of Declaration of Emergency, whereby the Japanese Government requested the closing of non-essential activities and businesses across the country as a preemptive safeguard against the COVID-19 pandemic. This adversely impacted businesses across the nation, particularly in the retail segment in which we operate.

During the period, the COVID-19 pandemic and the Government-driven or voluntary closure of workplaces and public spaces, the reluctance or inability to commute on public transportation, shop, or enjoy outdoor leisure activities has affected our business operations and liquidity position. We undertook several measures to mitigate the impact on our Company and our employees. For example, we relocated therapists from salons that were closed or operating at a shortened hour to those lacking enough therapists, or issued furlough to those who cannot be relocated to other open salons, and we also applied for governmental subsidies.

Closure of Operations or Shortened Operations at Our Salons

During first half of 2021, we estimated approximately one-fourth of the salons on average had voluntarily shortened operating hours by 2 hours per day, and approximately 5% of the outlets on average were closed due to the Declarations and local governments’ requests. During second half of 2021, we estimated approximately one-fifth of the salons on average had voluntarily shortened operating hours, and below 1% of the outlets on average were closed due to the Declarations and local governments’ requests.

Although the declarations have been adversely affecting our business, we are managing our operations by relocating therapists from closed or shortened salons to those lacking enough therapists, or issuing furlough to those who cannot be relocated to other open salons and applying for governmental subsidies.

Fluctuation in Number of Served Customers and Sales Per Customer

After the First Declaration was lifted on May 25, 2020, the number of our served customers recovered gradually. From January 8 to March 21, 2021, the government issued the Second Declaration. Tokyo, Kanagawa, Saitama, and Chiba prefectures, where the majority of our salons are located, were fully included within the scope of the Second Declaration. While this adversely affected our business, the negative impact on our number of customers served was smaller than the those during the First Declaration. The number of customers served dropped to the higher range of fifty-thousand customers in January and February 2021, but recovered to the level of more than sixty thousand customers in March 2021.

The Third Declaration was issued on April 25, 2021 and the scope was expanded to ten prefectures including Tokyo, which was finally released from the declaration on June 20, 2021. The total number of customers served was not adversely affected by the Third Declaration. On July 8, 2021, the government issued the Fourth Declaration applicable to Tokyo during the period from July 12, 2021 to August 12, 2021. During such period, the City of Tokyo had the Summer Olympic games.

On July 30, 2021, the government announced it would add Saitama, Chiba, Kanagawa, and Osaka prefectures to the scope of the declaration from August 2 to 31, 2021. On August 17, 2021, the government announced it would add Ibaraki, Tochigi, Gunma, Shizuoka, Kyoto, Hyogo, and Fukuoka prefectures to the scope of the declaration from August 20 to September 12, 2021, and also announced it would extend the declaration applicable to the six prefectures already under the declaration until September 12, 2021. On August 25, 2021, Aichi, where many of our directly-operated salons in spa facilities were located, and the other seven prefectures were added to the scope from August 27 to September 12, 2021, resulting in a total of 21 prefectures under the Third and Fourth Declarations. On September 9, 2021, the government announced it would extend the declarations to 19 prefectures with exception of two prefectures until September 30, 2021. The Third and Fourth Declarations were fully lifted on September 30, 2021.

A.Operating Results

Comparison of the Results for the Year Ended December 31, 2021 and December 31, 2020

(in thousands, except change % data and Adjusted EBITDA margin )	Year ended December 31,			Change (2021 vs 2020)
Consolidated Statement of Operations:	2021($)	2021(¥)	2020(¥)	$	¥	%
Revenues:
Relaxation Salon	$45,121	¥5,196,540	¥3,315,947	$16,329	¥1,880,593	56.7%
Luxury Beauty	1,470	169,320	—	1,470	169,320	100.0%
Digital Preventative Healthcare	382	43,965	25,670	159	18,295	71.3%
Total revenue	46,973	5,409,825	3,341,617	17,958	2,068,208	61.9%
Cost of revenues and operating expenses:
Cost of revenues	34,683	3,994,414	2,912,667	9,393	1,081,747	37.1%
Selling, general and administrative expenses	15,827	1,822,787	1,068,537	6,549	754,250	70.6%
Impairment loss on long-lived assets	549	63,211	106,501	(376)	(43,290)	(40.6)%
Total cost of revenues and operating expenses	51,059	5,880,412	4,087,705	15,566	1,792,707	43.9%
Operating loss	(4,086)	(470,587)	(746,088)	2,392	275,501	(36.9)%
Other income (expenses):
Dividend income	—	2	2	—	—	—%
Interest income	7	839	1,332	(4)	(493)	(37.0)%
Interest expense	(104)	(11,950)	(13,234)	11	1,284	(9.7)%
Other, net	584	67,215	131,299	(557)	(64,084)	(48.8)%
Total other income	487	56,106	119,399	(550)	(63,293)	(53.0)%
Income tax expense (benefit)	5,003	576,250	(87,519)	5,763	663,769	(758.4)%
Net loss	(8,602)	(990,731)	(539,170)	(3,921)	(451,561)	83.8%
Adjusted EBITDA(1)	$(677)	¥(77,974)	¥(543,456)	$4,194	¥483,010	(88.9)%
Adjusted EBITDA margin(2)	(1.4)%	(1.4)%	(16.3)%	—	—	15.1	pt.
(1)	For a reconciliation of Adjusted EBITDA to net loss, the most comparable U.S. GAAP measure, see the following table.

Reconciliation of non-GAAP measures:	Year ended December 31,
(in thousands, except Adjusted EBITDA margin)	2021($)	2021(¥)	2020(¥)
Net loss	$(8,602)	¥(990,731)	¥(539,170)

Dividend income and interest income	(7)	(841)	(1,334)
Interest expense	104	11,950	13,234
Other, net	(584)	(67,215)	(131,299)
Income tax expense (benefit)	5,003	576,250	(87,519)

Operating income	(4,086)	(470,587)	(746,088)

Depreciation and amortization	1,096	126,243	62,290
Losses on sales of directly-owned salons to franchisees	24	2,692	—
Losses on disposal of property and equipment, net, other intangible assets, net and goodwill	31	3,614	33,841
Impairment loss on long-lived assets	549	63,211	106,501
Stock-based compensation expense	1,709	196,853	—

Adjusted EBITDA	$(677)	¥(77,974)	¥(543,456)
Adjusted EBITDA margin	(1.4)%	(1.4)%	(16.3)%

(2)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

	Number of Salons	Number of Salons with Data	Total Customers Served	Sales Per Customer		Repeat Ratio	Operation Ratio
20-Jan	286	222	64,914	JPY	6,164	81.8%	46.7%
20-Feb	286	222	61,307	JPY	6,235	83.3%	45.5%
20-Mar	288	222	52,612	JPY	6,313	85.0%	38.9%
20-Apr	290	224	13,381	JPY	6,209	88.0%	19.7%
20-May	289	222	19,451	JPY	6,244	84.5%	29.0%
20-Jun	289	221	51,686	JPY	6,234	81.2%	40.8%
20-Jul	288	221	60,964	JPY	6,276	80.6%	43.3%
20-Aug	284	221	66,464	JPY	6,351	80.4%	47.5%
20-Sep	284	221	64,809	JPY	6,245	80.2%	48.1%
20-Oct	291	221	65,820	JPY	6,269	80.3%	47.0%
20-Nov	291	220	63,993	JPY	6,312	80.7%	47.6%
20-Dec	290	221	64,649	JPY	6,486	82.6%	48.2%
21-Jan	302	218	56,557	JPY	6,443	84.0%	44.6%
21-Feb	302	218	56,370	JPY	6,443	83.0%	47.6%
21-Mar	303	217	62,441	JPY	6,352	81.9%	47.0%
21-Apr	301	219	63,682	JPY	6,250	81.4%	46.3%
21-May	313	212	66,604	JPY	6,370	80.6%	48.7%
21-Jun	313	219	68,069	JPY	6,350	81.2%	48.6%
21-Jul	314	220	70,912	JPY	6,498	81.0%	48.1%
21-Aug	315	221	66,323	JPY	6,592	81.3%	46.5%
21-Sep	316	221	65,130	JPY	6,428	82.0%	46.7%
21-Oct	316	221	68,608	JPY	6,486	83.3%	48.9%
21-Nov	316	221	65,569	JPY	6,466	81.9%	47.7%
21-Dec	312	221	71,173	JPY	6,634	81.7%	50.5%
(1)	We define sales per customer as the ratio of total relaxation salon sales to number of treated customers at salons (other than JOYHANDS WELLNESS for which comparative financial and customer data is not available).
(2)	Total customers served excludes JOYHANDS WELLNESS as comparative financial and customer data is not available.

The number of our relaxation salons increased by 22 salons to 312 as of December 31, 2021 from 290 salons as of December 31, 2020. The increase is attributed to the opening of nine net new salons in spa facilities and the acquisition of another brand, SAWAN, which had 13 salons.

Total customers served was 781,438 for the year ended December 31, 2021, compared to 650,050 in the year ended December 31, 2020. The increase is attributed to the recovery from the COVID-19.

Average sales per customer was JPY6,445 (US$56) in the year ended December 31, 2021, increased from JPY6,286 (US$55) in the year ended December 31, 2020. The increase is attributed to the promotion of value-added services. We define sales per customer as the ratio of total salon sales to number of treated customers at salons (other than JOYHANDS WELLNESS, SAWAN, and a few other salons for which comparative financial and customer data is not available).

Average repeat ratio, a measure of repeat customers, was 81.9% in the year ended December 31, 2021, consistent with 81.8% in the year ended December 31, 2020. We define the repeat ratio as the ratio of repeat customer visits to total customer visits in the applicable month or other stated period for all salons for which comparable financial and customer data is available.

Average operation ratio was 47.6% in the year ended December 31, 2021, up from 43.5% in the year ended December 31, 2020. The increase is attributed to the recovery from the COVID-19 impact. We define the operation ratio as the ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month or other stated period for all salons for which comparable financial and customer data is available.

The total number of salons with data was 221 in December 2021, no change from December 2020.

Revenues

Revenues derived from our Relaxation Salon Segment were JPY5,196,540 thousand (US$45,121 thousand) in the year ended December 31, 2021 and JPY3,315,947 thousand (US$28,792 thousand) in the year ended December 31, 2020.

The revenue from our Relaxation Salon Segment consists of revenue from directly-operated salons and revenue from franchising. In the year ended December 31, 2021, our revenue from directly-operated salons and from franchising increased to JPY3,837,514 thousand (US$33,320 thousand) and JPY1,359,026 thousand (US$11,800 thousand), respectively. In the year ended December 31, 2020, our revenue from directly-operated salons and from franchising was JPY2,026,806 thousand (US$17,598 thousand) and JPY1,289,141 thousand (US$11,193 thousand), respectively.

The primary factor for the increase in revenues from directly-operated salons between 2020 and 2021 was the increase in the number of customers visits due to the recovery from COVID-19 pandemic and increase in the directly-operated salons through acquisitions and opening of new salons. In the year ended December 31, 2020, our salons had customer visits of 650 thousand (total of directly-operated and franchised salons), while in the same period of 2021, the figure was 781 thousand excluding visitors to our JOYHANDS WELLNESS salons located in spa facilities, SAWAN salons, and a few other salons in which our point-of-sale system is not installed and therefore, comparative financial and customer data is not available). In addition, we introduced a new business model in the fourth quarter of 2021, pursuant to which we sold 12 salons that were previously owned by us to third-party investors. Such investors are required to enter into Service Agreements with us to allow us to manage the operations of the salons and we will charge a fee for the management services to be provided. We recognized revenue from such sales of salons of JPY559,000 thousand (US$4,854 thousand) in 2021.

The primary reason for the increase in revenues from franchising was also the increase in the number of customers due to the recovery from COVID-19 pandemic as described about revenue from directly-operated salons above. As of December 31, 2021, the number of franchised salons decreased to 124 from 140 salons as of December 31, 2020, due to our acquisitions of franchised salons and franchisees’ withdrawal from the business. We believe that the increase in franchise revenue despite the decreased number of franchised salons suggests our customer base has strongly recovered.

We recognize revenue from initial franchise membership on the opening date of the new franchised salons. In addition, our revenue from franchise royalties includes revenues from recurring royalty income, rental income from subleased salon properties, construction of franchised salons, uniforms and training sales.

Revenue from our Preventative Healthcare Segment increased 71.3% for the year ended December 31, 2021 compared to the same period in 2020, as a result of an increase in the number of participants in the Health Guidance Program and launch of Lav® app services to consumers. Our MOTHER Bracelet® was still at the development stage and as such generated no revenue as of December 31, 2021.

Revenue from our Luxury Beauty Segment was JPY169,320 thousand (US$1,470 thousand), as a result of the acquisition of 60% of ownership interest in ZACC, which we were required to consolidate the financial results of ZACC as of October 1, 2021.

Cost of Revenues

For the year ended December 31, 2021 and 2020, the cost of revenues was JPY3,994,414 thousand (US$34,683 thousand) and JPY2,912,667 thousand (US$25,290 thousand), respectively. Total cost of revenues increased by 37.1% primarily due to the acquisitions of SAWAN and ZACC and opening of new salons, an increase in personnel-related costs due to the increased number of employee/contract-based therapists in order to meet the increased demand during the recovery from COVID-19, and an increase in rent expense due to the increased number of directly-operated salons by acquisitions and new salon development. The cost of revenue as a percentage of revenue was 87.2% during the year ended December 31, 2020 and 73.8% during the year ended December 31, 2021. Total cost of revenues as a percentage of revenue decreased from the prior year as a result of higher revenue levels due to the recovery from COVID-19, which outpaced the increase in cost of revenues.

The cost of revenue from directly-operated salons increased by JPY1,131,938 thousand (US$9,828 thousand) from JPY2,149,843 thousand (US$18,667 thousand) in the year ended December 31, 2020 to JPY3,281,781 thousand (US$28,495 thousand) in the year ended December 31, 2021. The cost of revenue from franchising activities decreased by JPY53,816 thousand (US$468 thousand) from JPY745,102 thousand (US$6,470 thousand) in the year ended December 31, 2020 to JPY691,286 thousand (US$6,002 thousand) in the year ended December 31, 2021. The increase in cost of revenues from directly-operated salons and the corresponding decrease in cost of revenues from franchised salons was due to the acquisition of franchised salons and conversion into directly-operated salons.

Selling, General, and Administration Expenses

For the years ended December 31, 2021 and 2020, the selling, general, and administration expenses were JPY1,822,787 thousand (US$15,827 thousand) and JPY1,068,537 thousand (US$9,278 thousand), respectively. The percentage of revenue of selling, general, and administration expenses in the years ended December 31, 2020 and 2021 was 32.0% and 33.7%, respectively. The increase in 2021 was primarily a result of an increase in professional fees in connection with our financial reporting activities as well as financing activities, and an increase in stock compensation expenses in 2021 as compared to 2020.

Impairment Loss on Long-lived Assets

Only Wing Inc. recorded impairment losses of JPY63,211 thousand (US$549 thousand) in 2021, while in 2020 MEDIROM Healthcare Technologies Inc. and Decollte Wellness Corporation recorded impairment losses of JPY93,589 thousand (US$813 thousand) and JPY12,912 thousand (US$112 thousand), respectively, in 2020. The impairment losses in 2021 primarily consist of JPY39,067 thousand (US$339 thousand) for intangibles primarily related to the trade name of “Bell Epoc” as we decided to rebrand such salon brand into “Re.Ra.Ku” in 2021 and JPY21,011 thousand (US$182 thousand) for right-of-use asset-operating leases.

Interest Expense

Interest expense slightly decreased in 2021 compared with that of 2020.

Other Income—Net

Total other income decreased in 2021 by JPY63,293 thousand (US$550 thousand) to JPY56,106 thousand (US$487 thousand) from JPY119,399 thousand (US$1,037 thousand). The decrease in other income was primarily due to a decrease in the government subsidies received from JPY111,581 thousand (US$969 thousand) in 2020 to JPY27,846 thousand (US$242 thousand) in 2021, partially offset by an increase in other miscellaneous income, net primarily attributable to an increase in foreign exchange income.

Income Tax Expense

Income tax expense for 2021 was JPY576,250 thousand (US$5,003 thousand), an increase of JPY663,769 thousand (US$5,763 thousand), from an income tax benefit of JPY87,519 thousand (US$760 thousand) in 2020. This was primarily due to the recognition of a full valuation allowance against our deferred tax assets of JPY785,164 thousand (US$6,817 thousand) as of December 31, 2021, as a result of cumulative losses and our management’s assessment that the deferred tax assets may not be realized on a more likely than not basis.

Net Loss and Adjusted EBITDA

Our consolidated net loss in the year ended December 31, 2021 was JPY990,731 thousand (US$8,602 thousand), or (18.3)% of consolidated revenue, while our consolidated net loss for the comparable period in 2020 was JPY539,170 thousand (US$4,682 thousand), or (16.1)% of consolidated revenue, as a result of the key factors described above. Our Adjusted EBITDA significantly improved from a loss of (JPY543,456 thousand) (US$4,719 thousand) to a loss of (JPY77,974 thousand) (US$677 thousand), resulting in an increase in Adjusted EBITDA margins from (16.3) % in 2020 to (1.4)% in 2021. The key factors behind this improvement include increases in revenues, partially offset by an increase in cost of revenues, and selling, general and administrative expenses, which was partially driven by an increase in stock-based compensation expense of JPY196,853 thousand (US$1,709 thousand).

Comparison of the Results for the Year Ended December 31, 2020 and December 31, 2019

For a discussion of our results of operations for the fiscal year ended December 31, 2019 compared with the fiscal year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” from our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, as filed with the SEC on May 17, 2021.

B.Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements. As of December 31, 2021, we had cash and cash equivalents of JPY370,617 thousand (US$3,218 thousand). We have generally funded our operations with cash flow from operations and sales of relaxation salons, and, when needed, with borrowings from Japanese financial institutions and other debt or equity financings. Our principal uses for liquidity have been to fund development of new salons, acquisitions of salons or relaxation businesses from franchisees or third parties, our daily operations, and general working capital purposes. In order to accelerate our growth strategy, particularly through the development of our new businesses, acquisitions of franchised or third-party relaxation salons, and/or organic development of new salons, and to fund our general working capital, we plan to continuously sell our existing salons to investors under the new operating model as described in “Our Growth Strategy” in Item 4. Information on the Company.

Going Concern

We expect that our cash and cash equivalents as of December 31, 2021 of JPY370,617 thousand will not be sufficient to fund our operating expenses, capital expenditure requirements, and debt service obligations for the 12 months following the issuance date of the audit opinion for the financial statements contained in this annual report and that we will require additional capital. Management believes that we will be able to raise capital in the short-term through the sales of certain of our owned salons, which represent approximately 53.3% of the total number of our directly-operated salons as of December 31, 2021. We implemented this new business model in the fourth quarter of 2021 and had sold 12 salons that were previously owned by us for aggregate gross proceeds of JPY559 million in the year ended December 31, 2021. From January 2022 to June, 2022, we have entered into 14 salon sales agreements with investors for aggregate gross contractual value of JPY548,895 thousand (US$4,766 thousand), or net proceeds of JPY356,986 thousand (US$3,100 thousand). We have identified additional owned salons for sale in 2022 and 2023, and are currently marketing them to investors. We believe this model will provide upfront capital as well as maximize the return on capital investment in our relaxation salon segment, accelerate salon openings by reinvesting the proceeds from the sales of salons, and generate additional income from the salons that were sold to investors and are under management by us. We may also consider additional financings through the issuance and sale of our common shares or through other equity or debt financings, and we may also look into refinancing our existing debt obligations. However, there can be no assurances that we will be successful in securing any debt or equity financing on terms favorable to us, or at all, and it is not possible to predict whether any financing efforts will be successful or if we will obtain the necessary financing.

For more information, see “Recent Developments and Liquidity” in Note 1: Basis of Presentation and Summary of Significant Accounting Policies to our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 included elsewhere in this annual report.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

(in thousands)	Year ended December 31,
	2021($)	2021(¥)	2020(¥)	2019(¥)
Net (loss) income	$(8,602)	¥(990,731)	¥(539,170)	¥17,355
Net cash (used in) provided by operating activities	(4,838)	(557,231)	(366,420)	7,870
Net cash used in investing activities	(729)	(83,936)	¥(139,599)	¥(37,931)
Net cash (used in) provided by financing activities	(3,716)	(427,949)	1,432,131	331,994
Net (decrease) increase of cash and cash equivalents during the period	(9,283)	(1,069,116)	926,112	301,933
Cash and cash equivalents at beginning of period	$12,501	¥1,439,733	¥513,621	¥211,688
Cash and cash equivalents at end of period	$3,218	¥370,617	¥1,439,733	¥513,621

Operating Activities

Net cash flows used in operating activities increased from JPY366,420 thousand (US$3,182 thousand) in the year ended December 31, 2020 to JPY557,231 thousand (US$4,838 thousand) in the year ended December 31, 2021, primarily due to an increase in net loss and changes in operating assets and liabilities, including an increase in accounts receivable and a decrease in contract liabilities.

Net cash flows provided by operating activities decreased from JPY7,870 thousand (US$76 thousand) in the year ended December 31, 2019 to negative JPY366,420 thousand (US$3,551 thousand) in the year ended December 31, 2020, primarily due to decrease in net income, decrease in contract liabilities, decrease in deposits received, while partially offset by decrease in accounts receivable, increase in accrued expenses, increase in lease and guarantee deposits, and add-back of impairment loss on long-lived assets and depreciation and amortization.

Investing Activities

Net cash flows used in investing activities improved from JPY139,599 thousand (US$ 1,212 thousand) in the year ended December 31, 2020 to JPY83,936 thousand (US$729 thousand) in the year ended December 31, 2021, primarily due to proceeds from the sales of salons in 2021, partially offset by an increase in acquisitions of businesses, property and equipment, and investment securities. For more details about the classification of sale of salon proceeds, see Note 1. Basis of Presentation and Summary of Significant Accounting Policies, Revenue Recognition to our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 included elsewhere in this annual report.

The total amount of capital investments made in the year ended December 31, 2021 was JPY489,535 thousand (US$4,251 thousand). The main investments were JPY375,757 thousand (US$3,263 thousand) for acquisitions of businesses, JPY95,651 thousand (US$831 thousand) for acquisitions of properties and equipment, and JPY18,127 thousand (US$157 thousand) for cost additions for internal use software.

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

Financing Activities

Net cash flows from financing activities decreased from JPY1,432,131 thousand (US$12,435 thousand) in 2020 to negative JPY427,949 thousand (US$3,716 thousand) in 2021, primarily due to the payment of deferred offering costs of JPY261,619 thousand (US$2,272 thousand) and repayment of long-term borrowings of JPY251,084 thousand (US$2,180 thousand), partially offset by proceeds from the issuance of common stocks for exercise of over-allotment – net of issuance costs of JPY87,642 thousand (US$761 thousand).

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

Business Loans

As of December 31, 2021, we have 23 business loans outstanding from five Japanese financial institutions. The balance on the outstanding principal as of December 31, 2021 was JPY913,486 thousand (US$7,932 thousand), with interest rates ranging from 0.21% to 3.98%, and a weighted average interest rate of 0.66%. The loans mature at various dates through 2035. Our Chief Executive Officer and a director, Kouji Eguchi, is a guarantor with respect to 12 of our 23 outstanding loans. Additionally, Kazuyoshi Takahashi, the representative director of ZACC, is a personal guarantor of two of six outstanding loans for ZACC.

In addition, we have a fundamental funding and treasury policy of (i) maintaining a balanced ratio of debt to equity, and (ii) aligning our repayment of loans with our cash flow from business. Our primary use of funds from our loans is capital expenditures on newly opened directly-owned salons. Therefore, we have sought debt financing with longer than three-year terms and equal monthly repayment amounts of principal and interest in order to align our debt repayment schedule with our cash flow from our salon business operations. In order to avoid interest rate risk during the terms of the loans, we usually borrow money with fixed interest rates, and do not enter into hedging arrangements. Since our primary business operations are in Japan, our borrowings have been made to date only in Japanese yen with Japanese financial institutions.

Convertible Note with Matrix

On February 3, 2021, we acquired a convertible note from Matrix Industries, Inc. for JPY52,520 thousand. The convertible note was issued to us in connection with financing the further development and manufacturing of certain modules in the MOTHER Bracelet®. The convertible note is unsecured, has an initial maturity of six months, accrues interest at a rate of 5.0% per annum, and will convert automatically at their next qualified financing (total proceeds not less than $5 million), or at our election in the event of a non-qualified financing (total proceeds less than $5 million), into the same equity securities as those sold in the equity financing. On July 31, 2022, both parties agreed to extend the maturity date to August 3, 2023.

Cash Commitments from Contractual and Other Obligations

Payments of contractual obligations and commitments will require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments and financial obligations for various aspects of our operations. The following table sets forth the amount of our contractual obligations as of December 31, 2021.

(in thousands JPY)	Payments due by period:
	Total	Less than 1 year	1-3 years	More than 3 years
Debt obligations	913,486	162,168	284,308	467,010
Operating lease obligations	1,949,351	773,383	949,355	226,613
Other obligations	156,719	150,005	6,714	0
Total	3,019,556	1,085,556	1,240,377	693,623
*	Other obligations include the JPY148,000 thousand to purchase the remaining 40% of ZACC’s ownership interest payable in January 2022.

C.Research and Development, Patents and Licenses, etc.

Our research and development activities have been focusing on development of our on-demand health monitoring smartphone application, Lav®, which has already been released and is capitalized as a software asset. This software asset is amortized over three years. We anticipate incurring expense costs for further development of our MOTHER Bracelet®, including embedded software development and product design, in 2022.

D.Trend Information

For a discussion of material trends, uncertainties and other events that are reasonably likely to have a material impact on the Company, see “Operating Results” in Item 5.A. and “Liquidity and Capital Resources” in Item 5.B. above.

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

Revenue from Directly-Operated Salons

Revenues from directly-operated salons (including sales in the Luxury Beauty segment) are recognized when services are provided at the salons. The promised services for directly operated studios are the services ordered by the end customer from the service menu. The services are provided in one appointment. Therefore, there is only one performance obligation. As the customer simultaneously receives and consumes the benefits of the relaxation services, the revenue is recognized over time using the delivery output method.

Revenue from prepaid cards is recognized when the services are transferred. When value is added to a prepaid card, the Company records a contract liability for its performance obligation to stand ready to transfer services in the future (or transfer funds to franchisee who provides service). When the services or funds are transferred, it derecognizes the contract liability and correspondingly recognizes revenue net of any funds transferred to franchisees. The Company expects to be entitled to a certain amount of breakage and recognizes revenue from breakage proportionately to the redemptions exercised by the customer.

The Company also sells salons that were previously owned to third-party investors. Such investors are required to enter into Service Agreements with the Company to allow it to manage the operations of the salons and the Company will charge a fee for the management services to be provided. As this is a recurring source of income for the Company as part of the larger strategy for the relaxation salons segment, the sale of salons is considered part of the Company’s ongoing major or central operations and thus ordinary activities for the Company. Therefore, the Company applies ASC 606 to these contracts. Revenue from the sale of directly-owned salons is comprised of the (i) transfer of the salon assets and business rights and (ii) outsourced salon operation services. The revenue for the transfer of salon assets and business rights is recognized at a point in time when the agreement is signed, and control is transferred to the customer. The consideration for the transfer of the salon is generally collected upfront. There is no significant financing component. The proceeds from the transfer of the salon are presented as cash flows from investing activities on the consolidated statements of cash flow to be consistent with how the cash outflows and inflows are classified related to the salon’s purchase and sale. Revenue from the Service Agreement are recognized over the term of the agreement as services are provided. The customer benefits from the integrated service over the contract term and each time increment is substantially the same. Therefore, the outsourced salon operations are considered a “series” of distinct services and are treated as a single performance obligation. The term of the Service Agreement is typically five years. Under the Service Agreement, the Company is reimbursed for the costs of operating the salon and will recognize revenue from the reimbursement of costs using the as-invoiced practical expedient. Furthermore, the Company will receive a certain portion of the excess profit, which is considered variable consideration. This success fee will be constrained until there is greater than 70% probability that there will be no future reversal of revenue.

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

(i) Franchise fees

The Company receives the entire non-refundable initial franchise fees from the franchisee based on franchise agreement. The franchise agreement typically has an initial term of five years. The services for operating the franchised salon provided by the Company under franchise contract are not separately identifiable within the contract, and are interrelated with the franchise right granted in the franchise agreement. As such the services are considered to represent a single performance obligation. The franchise agreement could be renewed prior to expiration by mutual consent and renewal franchise fees are paid by franchisee upon renewal of agreement. Initial franchise fees and expected renewal franchise fees are recognized as revenue ratably using the time-based input method over the expected average contract life (7-10 years), instead of the contract term, as there is a material right related to renewals.

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

Other Revenues

Other revenues are primarily from the Digital Preventive Healthcare segment, which include revenues from serving implementation of health and wellness programs (Specific Health Guidance Program), and are recognized when services are provided. Health monitoring wearable device service (MOTHER Bracelet®) is still at the development stage as of December 31, 2021 and as such generates no revenue.

See Note 13 to the consolidated financial statements under Item 18 for further disclosures required under ASC 606.

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

The Company, as a lessee, applies the right-of-use model to account for lease transactions. Under the right-of-use model, right-of-use asset and lease liability are recognized at commencement date. The Company measures its lease liability at present value of future lease payments over the remaining term. The Company uses its incremental borrowing rate for the discount rate to calculate the present value of the payments since it is difficult and not practical to determine the interest rate implicit in the lease. The Company’s incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Right-of-use asset is initially measured as the initial amount of the lease liability, plus any lease payments made to the lessor before the lease commencement date, plus any initial direct costs incurred, minus any lease incentives received. When the Company determines a lease term, if a lease contract contains an option to extend its lease term, the Company is reasonably certain to exercise such option. This is mainly due to the severe economic loss the Company may face for not exercising the right of extension, such as recognizing impairment loss of attached facilities and loss resulting from failure to receive the franchise fee originally obtainable. Therefore, the lease term includes the extended term if the option to extend is exercised. Initial lease terms are generally between 3 and 10 years.

For operating leases, the Company recognizes the minimum lease payments where it is the lessee and the minimum lease income where it is the lessor on a straight-line basis over the lease term, and reflects them as rental expenses and rental revenues, respectively, in the consolidated statements of operations. The Company elected to separate lease and non-lease components and not to recognize leases with an initial term of 12 months or less.

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

Impairment of Long-lived Assets, Excluding Goodwill

The Company assesses impairment of long-lived assets at the individual salon level, as this is the lowest level for which identifiable cash flows are largely independent of other groups of assets and liabilities. Long-lived assets include property and equipment, right-of-use lease assets, internal use software, and definite-lived intangible assets. The Company reviews the carrying value of long-lived assets for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when the estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition are less than their carrying values. The impairment loss is measured as the amount by which the carrying value of the asset or asset group exceeds its fair value. In determining the fair value, the Company uses present value techniques, if appropriate, based on the estimated future cash flows expected to result from the use of the assets and their eventual dispositions. During 2021, long-lived assets impairment charges related to continuing operations of JPY3,165 thousand (US$27 thousand), JPY39,067 thousand (US$339 thousand) and JPY20,979 thousand (US$182 thousand) were recorded on property and equipment, other intangible assets and right-of-use asset—operating leases, respectively. During 2020, long-lived assets impairment charges related to continuing operations of JPY36,512 thousand (US$317 thousand) and JPY69,989 thousand (US$608 thousand) were recorded on property and equipment and right-of-use asset—operating leases, respectively. During 2019, long-lived assets impairment charges related to continuing operations of JPY9,825 thousand (US$85 thousand) and JPY34,721 thousand (US$301 thousand) were recorded on property and equipment and right-of-use asset—operating leases, respectively. Long-lived assets impairments are recorded in impairment loss on long-lived assets in the consolidated statements of operation.

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

Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company considers all available evidence (both positive and negative) when determining whether a valuation allowance is required, with emphasis on its past operating results, the existence of cumulative losses in the most recent years and its forecast of near-term taxable income. The Company recognizes the financial statement effect of uncertain tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likelihood of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax benefit in the consolidated statements of operations.

Acquisitions

The Company evaluates acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen is met, the transaction is accounted for as an asset acquisition. If the screen is not met, further determination is required as to whether or not we have acquired inputs and processes that have the ability to create outputs which would meet the definition of a business. Significant judgment is required in the application of the screen test to determine whether an acquisition is a business combination or an acquisition of assets.

If an acquisition is determined to be a business combination, the assets acquired and liabilities assumed are recorded at their respective estimated fair values at the date of the acquisition. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.

If an acquisition is determined to be an asset acquisition, the cost of the asset acquisition, including transaction costs, are allocated to identifiable assets acquired and liabilities assumed based on a relative fair value basis. If the cost of the asset acquisition is less than the fair value of the net assets acquired, no gain is recognized in earnings. The excess fair value of the acquired net assets acquired over the consideration transferred is allocated on a relative fair value basis to the identifiable net assets (excluding non-qualifying assets).

Determining estimated fair value requires a significant amount of judgment and estimates. If assumptions change or errors are determined in our calculations, the fair value could materially change resulting in a change in goodwill or identifiable net assets acquired.

Recently Adopted Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”). The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers in the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Additionally, the guidance requires improved disclosure to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The new guidance supersedes most current revenue recognition guidance, including industry-specific guidance. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (ASC 606) and Leases (ASC 842) -Effective Dates for Certain Entities. The standard permits private entities that have not yet issued their financial statements or made financial statements available for issuance as of June 3, 2020 to adopt ASC 606 for annual reporting periods beginning after December 15, 2019.

The Company adopted ASU 606 as of January 1, 2020 using the modified retrospective method of adoption for contracts that were not completed as of the adoption and recognized a cumulative-effect adjustment to accumulated deficit of ¥(458,823) thousand. Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. As a result, the Company has changed its accounting policy for revenue recognition of franchise fees as detailed below. The adoption of this new guidance did not have a material impact for revenue recognition of other than franchise fees. The comparative periods have not been adjusted and continue to be reported under the previous revenue recognition guidance. The details of the significant changes are discussed below.

Franchise fees

The adoption of the new revenue recognition guidance changed the timing of recognition of initial franchise fees and renewal franchise fees. Prior to the adoption of ASC 606, the Company recognized revenue under FASB Topic 605 Revenue Recognition (“ASC 605”). Under ASC 605, initial franchise fees are recognized as revenue when the franchised relaxation salon is opened as all material services and conditions related to the initial franchise fee have been substantially performed by the opening date. In addition, under ASC 605, renewal franchise fees are recognized as revenues at the beginning of the renewal term. Under the new revenue recognition guidance, the services for operating the franchised salon provided by the Company under franchise contract are not separately identifiable within the contract and are interrelated with the franchise right granted in the franchise agreement. As such the services are considered to represent a single performance obligation. Therefor initial franchise fees and expected renewal franchise fees are recognized as revenue ratably over the expected average contract life (7 -10 years), instead of the contract term, as there is a material right related to renewals.

Income Taxes

In December 2019, the FASB issued ASU 2019-12 Income Taxes - Simplifying the Accounting for Income Taxes (Topic 740), which simplifies various aspects of the income tax accounting guidance and will be applied using different approaches depending on what the specific amendment relates to and, for public entities, are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted this standard on January 1, 2021. The adoption of this standard did not have a material effect on its financial position or results of operations.

Acquired Contract Assets and Contract Liabilities

In October 2021, the FASB issued ASU 2021-08 Business Combinations (Topic 805): Accounting for Acquired Contract Assets and Contract Liabilities, which improves comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination by providing consistent recognition guidance. This standard is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted, including in an interim period, for any period for which financial statements have not yet been issued. The Company early adopted this standard as of January 1, 2021 and applied the adoption to its acquisitions in 2021. The adoption of this standard did not have a material effect on its financial position or results of operations.

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

Reference Rate Reform

On January 7, 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which refines the scope of Accounting Standards Codification Topic 848, Reference Rate Reform, and clarifies some of its guidance as part of the FASB's ongoing monitoring of global reference rate reform activities. The standard permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, computing variation margin settlements, and calculating price alignment interest in connection with reference rate reform activities under way in global financial markets. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and members of our board of directors and of our board of corporate auditors as of the date of this annual report. The business address of all of persons identified below is 2-3-1 Daiba, Minato-ku, Tokyo 135-0091, Japan.

Name	Age	Position(s) with our Company
Kouji Eguchi	48	Chief Executive Officer and Representative Director
Fumitoshi Fujiwara	56	Chief Financial Officer and Director
Akira Nojima	57	Independent Director
Tomoya Ogawa	45	Independent Director
Tsukasa Karyu*	66	Corporate Auditor
Osamu Sato*	62	Corporate Auditor
Toshiaki Komatsu*	48	Corporate Auditor
*	Members of our statutory Board of Corporate Auditors are not members of our Board of Directors.

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

Fumitoshi Fujiwara.   Mr. Fujiwara has served as our Chief Financial Officer and a director on our board of directors since March 2017. Mr. Fujiwara founded Eaglestone Capital Management and has served as its Chief Executive Officer since 2009. Prior to Eaglestone, Mr. Fujiwara founded AC Capital Inc., a private equity company, in 2003. During his time at AC Capital, Mr. Fujiwara was instrumental in raising JPY20 billion of investment in Tully’s Coffee Japan leading up to its initial public offering, and also served as a representative director of AC Capital Inc. from June 2002 to June 2009. Prior to AC Capital, Mr. Fujiwara founded Star Capital Partners, Inc. in 2000 and served as its Chief Executive Officer until October 2001. Prior to Star Capital Partners, Mr. Fujiwara served as an executive partner and director of Spiralstar Japan, Inc. from October 2000 to October 2001. Prior to Spiralstar Japan, Mr. Fujiwara founded other companies and also held numerous positions at Shuwa Corporations and Koei Tecmo Holdings Co., Ltd. (formerly Koei Co. Ltd.), including those in the finance, real estate and investor relations departments. Mr. Fujiwara served as a director of the Japanese Association of Turnaround Professionals from 2003 to 2018, and also as an absentee director at Due Diligence Meister Inc., from October 2000 to March 2009. Mr. Fujiwara received a Bachelor of Arts degree in Law from Meiji Gakuin University.

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

Tomoya Ogawa.   Mr. Ogawa is an independent director and has served on our board of directors since March 2014. Mr. Ogawa has diverse professional experience, including serving as the general manager of corporate planning at DeNA Inc. from 2010 to 2014, an attorney at the Abe, Ikubo & Katayama Law Firm from 2007 to 2010, and as a management consultant at Monitor Group from 2001 to 2004. Mr. Ogawa served as a director of Akatsuki Inc. until June 2020 and has been serving as an outside director of iSGS Investment Works Inc. since 2016. Mr. Ogawa currently serves as the CEO of Kreation Inc. Mr. Ogawa received a juris doctorate degree from Hitotsubashi University School of Law, and a Bachelor of Arts degree in Economics from the University of Tokyo.

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

Osamu Sato.   Mr. Sato has served as a corporate auditor of our Company since March 2014. Mr. Sato has served as a professor, director and research manager at Aoyama Gakuin University’s School of Business since April 1997. Prior to Aoyama Gakuin University, Mr. Sato was an assistant professor at Aomori Kouritsu University’s Economics

Department from April 1993 to March 1997, and an assistant professor at Meijo University’s Commercial Science Department from 1991 to 1993. Mr. Sato has served as an outside director of Sanko Techno Co., Ltd., a Japanese company publicly listed on the Tokyo Stock Exchange, and as a non-executive corporate auditor of I.G.M. Holdings Inc. and Associa Small Amount and Short-Term Insurance Inc. Mr. Sato received a Doctor of Philosophy degree in Economics and Management from Tohoku University.

Toshiaki Komatsu.   Mr. Komatsu was elected as a corporate auditor of the Company at the Ordinary General Meeting of Shareholders on March 29, 2021. Previously, Mr. Komatsu worked for Fujitsu Limited, and founded Photocreate Co., Ltd. In 2020. Currently, Mr. Komatsu serves as the chairman of the board of directors at Photocreate Taiwan Corp. Mr. Komatsu received a Master of Science from Graduate School of Engineering Science, Osaka University.

Board Diversity

On August 6, 2021, the SEC approved NASDAQ’s proposal to amend its listing standards to encourage greater board diversity and to require board diversity disclosures for NASDAQ-listed companies. Pursuant to the amended listing standards, our Company, as a “foreign private issuer” with a board of directors of five or fewer members, is required to have at least one diverse board member or explain the reasons for not meeting this objective by the end of 2022. The table below provides certain demographic information regarding our current board of directors:

Board Diversity Matrix (As of July 1, 2022)
Country of Principal Executive Offices	Japan
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	—	4	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

While we have not adopted a formal board diversity policy, we are mindful of the benefit that diversity can provide in maximizing the effectiveness and decision-making abilities of our board. In this regard, we are committed to increasing diversity on our board.  In searches for new director candidates, we will consider the level of diversity, including representation of underrepresented individuals and female representation, on the board, which will be one of several factors used in the search process. Further, we will continuously monitor the level of diversity and recruit qualified diverse candidates, including underrepresented individuals and/or female candidates, as part of our overall recruitment and selection process to fill openings, as the need arises, through vacancies, growth or otherwise.

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

In December 2016, our shareholders approved an aggregate compensation allowance of no more than JPY200,000,000 per year for our directors, and no more than JPY50,000,000 per year for our corporate auditors.

Remuneration to our directors and corporate auditors is comprised of base compensation. In the fiscal year ended December 31, 2021, we paid an aggregate of approximately JPY61,366,000 (US$532,829) to our directors, and an aggregate of approximately JPY6,000,000 (US$52,097) to our corporate auditors. We granted stock options but did not provide discretionary bonuses during the fiscal year ended December 31, 2021. We have not set aside pension, retirement, or other benefits for our directors, corporate auditors or executive officers.

The following table summarizes the total amount of remuneration paid to each category of our directors and corporate auditors in fiscal year 2021, including by the type of remuneration and the number of persons in each category.

(in thousands, except stock options and number of persons in category)	Total amount of		Number of persons
Category of directors and corporate auditors	remuneration	Base compensation	in category
Executive directors(1)	¥61,366	¥61,366	3
Outside directors(2)	—	—	2
Full-time corporate auditor(3)	¥4,800	¥4,800	1
Outside corporate auditors(4)	¥1,200	¥1,200	2
(1)	Consist of Messrs. Kouji Eguchi, Fumitoshi Fujiwara and Ms. Miki Aoki, a former director.
(2)	Our outside directors received no direct payments in 2021. Messrs. Ogawa and Nojima receive indirect payments of JPY300,000 (US$2,604) and JPY50,000 (US$434) per month from us through Kabushiki Kaisha LTW and Kabushiki Kaisha No Track, respectively, as consulting fees.
(3)	Our full-time corporate auditor was Minekazu Shimada who retired in March 2022.
(4)	Consists of Tsukasa Karyu and Osamu Sato. We indirectly pay Mr. Sato’s compensation through Ebis 20 Co., Ltd., where he works on a part-time basis.

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

				Number of
			Exercise Price	Common
Name of Issuance	Issuance Date	Expiration Date	(per share)	Shares Granted
Fifth Series	12/24/2015	12/21/2025	¥400	285,500
Seventh Series	12/22/2016	12/21/2026	¥2,000	174,000
Eighth Series	10/30/2020	9/30/2026	¥2,000	150,000
Ninth Series(1)	10/30/2020	9/30/2024	¥128	300,000
(1)	The exercise can take place only when the Company achieves an annual consolidated revenue target of JPY3,908,264 thousand (US$33,935 thousand) under U.S. GAAP, with the revenue from sublease of franchised salon properties being recalculated on a net basis for satisfying this condition, in any of our 2020, 2021 or 2022 fiscal years.

Of the stock options granted pursuant to the above-mentioned grants, stock options to acquire an aggregate of 361,500 of our common shares have been extinguished, and stock options to acquire an aggregate of 599,800 of our common shares remain outstanding as of December 31, 2021. For additional details, see Notes 10 to our audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020 included elsewhere in this annual report.

The following table summarizes the outstanding stock options with respect to our common shares that we have granted to our directors and corporate auditors:

						Total		Total Number
						Number of		of Common
				End of	Exercise	Stock		Shares
		Beginning of		Exercise	Price	Options		Underlying
Name	Grant Date	Exercise Period		Period	(per share)	Granted		Stock Options
Tomoya Ogawa	12/24/2015	12/22/2017		12/21/2025	¥400	25	(1)	12,500
Fumitoshi Fujiwara	12/22/2016	12/31/2021	(3)	9/30/2024	¥128	40,000	(2)	40,000
Kouji Eguchi	10/30/2020	10/1/2021		9/30/2026	¥2,000	150,000	(2)	150,000
(1)	Each stock option is exercisable for 500 common shares.
(2)	Each stock option is exercisable for one common share.
(3)	The exercise can take place only when the Company achieves an annual consolidated revenue target of JPY3,908,264 thousand (US$33,934 thousand) under U.S. GAAP, with the revenue from sublease of franchised salon properties being recalculated on a gross basis for satisfying this condition, in any of our 2020, 2021 or 2022 fiscal years.

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

Under our Company’s current corporate structure, the Companies Act does not require our board of directors to have any independent directors. However, our board of directors is currently comprised of four directors, two of which (Messrs. Akira Nojima and Tomoya Ogawa), are considered “independent”, as determined in accordance with the applicable NASDAQ rules, and also satisfy the requirements for an outside (or independent) director under the Companies Act.

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

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors, employees or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor, and at least one of the corporate auditors must be a full-time corporate auditor.

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

D.Employees

Most of our Company’s group employees are employed by our wholly-owned subsidiary, Medirom Human Resources Inc. As of December 31, 2021, Medirom Human Resources Inc. had 257 employees on a full-time basis, 364 employees on a part-time basis, and 64 employees on a fixed-term basis. As of December 31, 2021, our Company had 49 employees on a full-time basis, no employees on a part-time basis and a fixed-term basis. Our Company is not currently, and has not in the past, been unionized. As such, neither we nor our franchisees are required to engage in collective bargaining procedures with any unions under Japanese labor laws.

We do not use contract employees hired by any third-party agencies in the relaxation salon. We dispatch therapists and other employees to our franchisees from time to time and receive a fee for such services. Our employees are paid on a salary basis. We also offer an incentive program whereby relaxation therapists earn points for various reasons such as continuing as a Medirom relaxation therapist for certain designated periods of time or taking additional relaxation courses at our College. As the number of collected points increase, the relaxation therapist’s salary also increases.

E.Share ownership

For information regarding the share ownership of our directors and executive officers, please see “Item 7.A. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common shares as of December 31, 2021:

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

The calculations of percentage ownership in the table below are based on (i) 5,482,300 common shares issued and outstanding, and (ii) 599,800 common shares that are immediately issuable upon exercise of certain stock options as of December 31, 2021. Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o MEDIROM Healthcare Technologies Inc., 2-3-1 Daiba, Minato-ku, Tokyo 135-0091, Japan.

	Common Shares
	Beneficially Owned(1)
Name of Beneficial Owner	Shares	Percentage
Named Executive Officers, Directors, and Corporate Auditors:
Kouji Eguchi(2)	2,034,960	37.12%
Fumitoshi Fujiwara (3)	80,000	1.46%
Akira Nojima	—	*
Tomoya Ogawa(4)	41,000	*
Tsukasa Karyu	—	*
Osamu Sato	17,500	*
Minekazu Shimada	—	*
All named executive officers, directors, and corporate auditors as a group (seven) persons)	2,173,460	39.65%
5% or more Shareholders:
Kouji Eguchi(2)	2,034,960	37.12%
*	Represents less than 1% of the number of common shares outstanding.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any common shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.
(2)	Mr. Kouji Eguchi also holds one Class A Share with special voting rights. See “Item 10.B. Memorandum and Articles of Association.” The aggregate number of common shares beneficially owned by Mr. Kouji Eguchi reflects (i) 1,884,960 common shares, and (ii) an aggregate of 150,000 common shares that may be issued upon exercise of stock options, held by Mr. Eguchi.

(3)	The aggregate number of common shares beneficially owned by Mr. Fumitoshi Fujiwara reflects (i) 40,000 common shares, and (ii) an aggregate of 40,000 common shares that may be issued upon exercise of stock options, held by Mr. Fujiwara.
(4)	The aggregate number of common shares beneficially owned by Mr. Tomoya Ogawa reflects (i) 28,500 outstanding common shares, and (ii) an aggregate of 12,500 common shares that may be issued upon exercise of stock options, held by Mr. Ogawa.

As of December 31, 2021, we have 38 common shareholders, none of which are record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in change of control of our Company.

For additional information about our principal shareholders, please see “Item 7.B. Related Party Transactions.”

B.Related Party Transactions

The following includes summaries of transactions or agreements, during our last three fiscal years, to which we have been a party, in which the amount involved in the transaction exceeded US$120,000, and in which any of our directors, corporate auditors, executive officers or beneficial owners of more than 5% of our capital stock, affiliates of our directors, corporate auditors, executive officers and holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other similar arrangements, which are described under “Management” and “Principal Shareholders.”

Arrangements with our Founder

Mr. Eguchi is a guarantor for twelve bank loans on behalf of our Company. As of December 31, 2021, the outstanding amount of loans guaranteed by the CEO was JPY314,700,000 (US$2,732,482).

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

Agreements with Directors, Corporate Auditors, and Officers

Tomoya Ogawa, an independent director of our Company, is the sole owner of Kabushiki Kaisha LTW, a Japanese company. Kabushiki Kaisha LTW currently receives JPY250,000 (US$2,171) per month (plus 10% consumption tax) from our Company as a consulting fee. As of December 31, 2021 and 2020, the outstanding accrued expenses to Kabushiki Kaisha LTW are JPY330 thousand and JPY110 thousand (included in accrued expenses), respectively.

Akira Nojima, an independent director of our Company, is the sole owner of Kabushiki Kaisha No Track, a Japanese company. Kabushiki Kaisha No Track currently receives JPY50,000 (US$434) per month (plus 10% consumption tax) from our Company as a consulting fee. As of December 31, 2021 and 2020, the outstanding accrued expenses to Kabushiki Kaisha No Track are JPY110 thousand and JPY110 thousand, respectively.

Osamu Sato, a corporate auditor of our Company, is a part-time employee of Ebis 20 Co., Ltd., a Japanese company. Ebis 20 Co., Ltd. currently receives JPY100,000 (US$868) per month (plus 10% consumption tax) from our Company as a consulting fee. As of December 31, 2021 and 2020, the outstanding accrued expenses to Ebis 20 Co., Ltd are JPY110 thousand and JPY110 thousand, respectively.

ZACC Loan Guarantees

Mr. Kazuyoshi Takahashi, the representative director of ZACC, is the guarantor for four bank loans on behalf of ZACC, which were borrowed by ZACC from two banks prior to the acquisition of ZACC. As of December 31, 2021, Mr. Takahashi’s guarantee has not been released and the outstanding amount of the loans guaranteed by Mr. Takahashi was JPY99,706 thousand (US$866 thousand).

Underwriting of our Corporate Bonds by ZACC Representative Director — Recent Event

Mr. Kazuyoshi Takahashi, the representative director of ZACC, underwrote the Company’s corporate bond of JPY50,000 thousand (US$434 thousand) issued on May 10, 2022. The maturity date was August 15, 2022 at an annual interest rate of 5% without any collateral. On August 15, 2022, he underwrote the Company’s second corporate bond of JPY40,000 thousand (US$347 thousand) to be matured on December 31, 2022, with all the other conditions substantially the same as the first bond.

For further information regarding the issuance of our corporate bonds, please see Note 20. Subsequent Events to our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 included elsewhere in this annual report.

There is no family relationship among any of the directors, corporate auditors and officers.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

See the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements and Financial Statements Schedules in Item 18 of this annual report.

B.Significant Changes

See Note 20 to the Consolidated Financial Statements in Item 18 for a disclosure of events subsequent to year end and prior to the date of filing.

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

B.Memorandum and Articles of Association

The information set forth in Exhibit 2.3 “Description of Securities” to the Company’s Annual Report on Form 20-F filed with the SEC on May 17, 2021 is incorporated herein by reference.

C.Material Contracts

Development and Production Agreement

In 2019, we acquired a minority interest in Matrix, a developer of a thermoelectric generator and boost converter. In furtherance of our relationship, we entered into a production and development agreement with Matrix on August 9, 2020 to develop and manufacture a health monitoring wearable device called MOTHER Bracelet®. Our MOTHER Bracelet® fitness device is designed to track and collect the health data of the wearer, such as calorie consumption, activity and sleep patterns. The agreement grants us exclusivity as to third parties in the Asia territory, except for certain prior contractual obligations of Matrix, for use of their thermoelectric power module and software in our MOTHER Bracelet® wearable device for one year following receipt of the sample product, or end of 2022, whichever is earlier.

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

Under FEFTA, in each case where a resident of Japan receives a single payment of more than JPY30 million from a Non-Resident of Japan for a transfer of shares in a Japanese company, such resident of Japan is required to report each receipt of payment to the Minister of Finance of Japan.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge on the websites described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include borrowings and other financial liabilities. The sensitivity analyses in the following sections relate to our positions as of December 31, 2021.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives, and the proportion of financial instruments in foreign currencies are all constant, and on the basis of the hedge designations in place as of December 31, 2021. The analyses exclude the impact of movements in market variables on provisions. The analyses also assume that the sensitivity of the relevant statement of profit or loss item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held on December 31, 2021, including the effect of hedge accounting.

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

Our borrowings of JPY913,486 thousand (US$7,931 thousand) as of December 31, 2021 consist of fixed interest rate loans of JPY861,700 thousand (US$7,482 thousand) and variable interest rate loans of JPY51,786 thousand (US$450 thousand). An increase of interest rates by 100 basis points on our variable interest rate loans would increase our interest expense by JPY708 thousand (US$7 thousand). If the increase were applied to all the fixed interest rate loans, the total impact to our interest expense would be JPY7,789 thousand (US$75 thousand).

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

Our primary customers are consumers who visit our Company-owned relaxation salons, franchisees who have payment obligations for our franchise services (e.g., initial membership fees, recurring royalties, training fees, therapist staffing fees, etc.), public bath operators and other business clients for whom we operate their salons on their behalf. With respect to consumer credit risk, consumers pay in cash or with credit cards for the services we provide them. If the salons are located in shopping malls, all the daily service fees are collected by the shopping mall operators, reported to us as revenue on a monthly basis, and paid to us in the following month. As such, we are exposed to credit risk of the shopping mall operators and credit card companies for our salon services.

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

An impairment analysis is performed at each reporting date for major accounts on an individual basis. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 1 to our audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020 included elsewhere in this annual report. We do not hold collateral as security. We believe that the concentration of risk with respect to trade receivables is low, since our receivables from consumers are collected directly at salons or through credit card companies or shopping malls, whose credit ratings are quite high, we control the daily bank accounts of our franchisees, and the geographic location of public bath operators and other business clients are highly diversified. No single customer accounted for 10% or more of our total revenue for the years ended December 31, 2019, 2020 and 2021.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

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

PART II.

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including the chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report were not effective due to a material weakness over financial reporting arising out of the failure to timely close the books due to a delay in receipt of a third-party valuation report. Such a material weakness was partially overcome by engaging third-party professional consultants who were specialists in SEC financial reporting. The Company believes our financial reports fairly present our operational performance and financial position during the disclosed years. As a newly public company, we are still in an on-going process to improve our report-generation, reviewing, and approval process through introducing integrated core systems, hiring and training accounting/disclosure professionals, and designing and implementing more systematic review and approval processes over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

During the year ended December 31, 2021, we acquired ZACC and SAWAN. Please refer to “Item 18: Financial Statements, Note 2: Business Combination” for further information on the acquisitions of ZACC and SAWAN. The SEC permits the management of a company to exclude an acquired business’s internal control from its assessment of internal control over financial reporting within one year from the date of acquisitions, and our management has elected to exclude ZACC and SAWAN from our assessment as of December 31, 2021. ZACC accounted for approximately 6.1% of our consolidated total assets as of December 31, 2021 and approximately 3.0% of our total revenues for the year ended December 31, 2021. SAWAN accounted for approximately 3.1% of our consolidated total assets as of December 31, 2021 and approximately 5.8% of our total revenues for the year ended December 31, 2021.

Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this evaluation, our management has concluded that our internal control over financial reporting had the following material weaknesses:

Material weaknesses

●	We identified a material weakness in internal control related to the accounting for business combinations. The material weakness, which was identified in connection with the audit of our 2021 consolidated financial statements, related to the lack of sufficient knowledge of and approval/review process in accordance with the U.S. GAAP related to asset acquisitions and business combinations. This material weakness resulted in multiple post-closing adjustments and delayed the finalization of valuations of intangible assets acquired during 2021, which adjustments and delay, in turn, led to the delay in closing of our financial reporting.
●	In addition, we identified a material weakness in internal control related to insufficient post-acquisition integration of the acquired entities, which resulted in insufficient collection of accounting details, performance reporting and review process for financial reporting. This material weakness resulted in multiple post-closing entries for account reclassification due to a misunderstanding of usage of accounts by the acquired entity and inconsistent accounting policies and chart of accounts, particularly as it related to ZACC.
●	Moreover, we identified a material weakness related to the lack of integration between our operating software and accounting software. Despite our efforts to integrate our operating software with accounting software by replacing the existing accounting software with an ERP system in 2021, we have not successfully implemented the ERP system yet. This lack of integration between operating software and accounting software has contributed to the delay in our financial closing and resulted in certain human errors that we later discovered and had to correct.
●	Finally, we identified a material weakness in internal control related to the valuation allowance on our deferred tax assets. We have not developed an internal accounting policy to assess the recoverability of our deferred tax assets to determine if, and how much, valuation allowance should be recognized on the deferred tax assets. This lack of policy led to a material post-closing adjustment impacting our deferred tax expense.

Notwithstanding the material weaknesses discussed above, our management, including our CEO and CFO, has concluded that the consolidated financial statements included in this report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States.

Remediation Plan

●	Our management has been implementing and continues to implement measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include: we are in the process of replacing our current accounting system with an ERP system for more accelerated account closing and will implement an approval and review procedure for each journal entry within the new accounting system. In order to accelerate the implementation of the ERP system as well as integration of operating software, we have reinforced our accounting professional resources, and segregated the work between account closing work and ERP installation work among those professionals.
●	We plan to employ and/or engage personnel/consultants who have sufficient knowledge of not only U.S. GAAP but also are more familiar with accounting customs and practices among companies listed on stock exchanges in the United States – especially in the area of business combinations.
●	We have assigned a special staff member who will handle the administrative work of ZACC and will be the primary liaison between the parent company and the subsidiary. In addition, the Company is in the process of replacing our current accounting system with an ERP system, which will help to standardize the group accounting policies and chart of accounts.
●	We will develop an accounting policy to assess the recoverability of the deferred tax assets.

Changes in Internal Control over Financial Reporting

Other than the material weaknesses as described in this Item 15, there were no other changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Our board of corporate auditors is comprised of three directors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Baker Tilly US, LLP (which we refer to as “Baker Tilly”) has served as our independent registered public accounting firm for the year ended December 31 2021. The following table sets out the aggregate fees for professional audit services and other services rendered by Baker Tilly and Squar Milner for each of the years ended December 31, 2021 and 2020. The engagement of the auditor is pre-approved by the Board of the Company’s Corporate Auditors with consideration of the auditor’s independence, capabilities, understanding of our business and Japanese commercial customs, and audit and other audit-related service fees.

Year ended December 31
(in thousands)	2021	2020
Audit Fees (1)	¥55,491	¥86,255
Audit-Related Fees (2)	—	—
Tax Fees (3)	—	—
All Other Fees (4)	—	—
(1)	Audit Fees of Baker Tilly for 2021 and 2020 were for professional services associated with the annual audit of our audited consolidated financial statements, the reviews of our semi-annual condensed consolidated financial statements and the issuance of consents and comfort letters in connection with registration statement filings with the SEC.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.” No such services were incurred in 2021.
(3)	Tax Fees consist of fees for tax compliance, tax advice and tax planning. No such services were incurred in 2021 or 2020.
(4)	All Other Fees include any fees billed that are not audit, audit-related or tax fees. No such services were incurred in 2021 or 2020.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this annual report.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF MEDIROM HEALTHCARE TECHNOLOGIES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of MEDIROM Healthcare Technologies Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MEDIROM Healthcare Technologies Inc. (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive (loss) income, shareholders’ (deficit) equity and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BAKER TILLY US, LLP

We have served as the Company's auditor since 2019.

Irvine, California

November 14, 2022

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2020

(Yen in thousands, except share data)

	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	¥370,617	¥1,439,733
Time deposits	26,526	32,524
Accounts receivable-trade, net	312,302	148,540
Accounts receivable-other, net	542,988	411,278
Inventories	18,703	7,956
Prepaid expenses and other current assets	111,166	47,193
Total current assets	1,382,302	2,087,224
Property and equipment, net	424,996	235,930
Goodwill	600,329	150,720
Other intangible assets, net	391,038	97,615
Investments	53,020	500
Long-term accounts receivable-other, net	101,898	116,942
Right-of-use asset - operating lease, net	1,824,095	1,578,828
Lease and guarantee deposits	868,159	710,636
Deferred tax assets, net	―	655,591
Other assets	107,224	79,480
Total assets	¥5,753,061	¥5,713,466
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	¥230,899	¥67,016
Accrued expenses	865,865	889,112
Current portion of borrowings	162,252	242,281
Accrued income taxes	40,721	43,198
Current portion of contract liability	104,182	172,063
Advances received	618,514	461,665
Current portion of lease liability	755,219	658,320
Mandatorily redeemable noncontrolling interests	148,000	―
Other current liabilities	270,821	118,933
Total current liabilities	3,196,473	2,652,588
Borrowings - net of current portion	746,588	668,380
Deposit received	328,962	375,463
Contract liability - net of current portion	239,067	333,978
Lease liability - net of current portion	1,128,737	992,892
Asset retirement obligation	296,401	191,192
Other liabilities	25,176	7,716
Total liabilities	5,961,404	5,222,209
COMMITMENTS AND CONTINGENCIES (NOTE 18)
SHAREHOLDERS’ (DEFICIT) EQUITY:
Common stock, no par value; 19,899,999 shares authorized; 4,975,000 shares issued and 4,882,500 shares outstanding at December 31, 2021; 9,999,999 shares authorized; 4,915,000 shares issued and 4,822,500 shares outstanding at December 31, 2020	1,223,134	1,179,313
Class A common stock, no par value; 1 share authorized; 1 share issued and 1 share outstanding at December 31, 2021 and 2020	100	100
Treasury stock, at cost- 92,500 common shares at December 31, 2021 and 2020	(3,000)	(3,000)
Additional paid-in capital	1,265,456	1,018,146
Accumulated deficit	(2,694,033)	(1,703,302)
Total shareholders' (deficit) equity	(208,343)	491,257
Total liabilities and shareholders' (deficit) equity	¥5,753,061	¥5,713,466

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATION

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Yen in thousands, except share and per share data)

	Years Ended December 31,
	2021	2020	2019
Revenues:
Revenue from directly-operated salons	¥4,006,834	¥2,026,806	¥2,031,155
Franchise revenue	1,359,026	1,289,141	1,833,501
Other revenues	43,965	25,670	43,608
Total revenues	5,409,825	3,341,617	3,908,264
Cost of revenues and operating expenses:
Cost of revenue from directly-operated salons	3,281,781	2,149,843	1,912,893
Cost of franchise revenue	691,286	745,102	1,019,956
Cost of other revenues	21,347	17,722	24,657
Selling, general and administrative expenses	1,822,787	1,068,537	871,862
Impairment loss on long-lived assets	63,211	106,501	44,546
Total cost of revenues and operating expenses	5,880,412	4,087,705	3,873,914
Operating (loss) income	(470,587)	(746,088)	34,350
Other income (expense):
Dividend income	2	2	2
Interest income	839	1,332	1,336
Interest expense	(11,950)	(13,234)	(13,591)
Gain from bargain purchases	―	―	6,487
Subsidies	27,846	111,581	―
Foreign exchange income	14,992	―	―
Other, net	24,377	19,718	4,153
Total other income (expense)	56,106	119,399	(1,613)
(Loss) income before income tax expense (benefit) and equity in earnings of investment	(414,481)	(626,689)	32,737

Income tax expense (benefit)	576,250	(87,519)	15,961

Equity in earnings of investment	―	―	559

Net (loss) income	¥(990,731)	¥(539,170)	¥17,335

Net (loss) earnings per share attributable to shareholders of the Company
Basic	¥(203.13)	¥(133.97)	¥4.63
Diluted	¥(203.13)	¥(133.97)	¥4.06

Weighted average shares outstanding
Basic	4,877,404	4,024,692	3,747,296
Diluted	4,877,404	4,024,692	4,272,302

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Yen in thousands)

	Years Ended December 31,
	2021	2020	2019
Net (loss) income	¥(990,731)	¥(539,170)	¥17,335
Foreign currency translation adjustments, net of tax	―	―	278
Comprehensive (loss) income	¥(990,731)	¥(539,170)	¥17,613

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Yen in thousands, except share data)

	Common stock		Class A common stock		Treasury stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)		Accumulated deficit	Total
Balance, January 1, 2019	3,765,000	¥245,000	1	¥100	92,500	¥(3,000)	¥363,267		¥(278)	¥(722,644)	¥(117,555)
Issuance of common shares for cash	350,000	350,000	―	―	―	―	350,000		―	―	700,000
Net income	―	―	―	―	―	―	―		―	17,335	17,335
Foreign currency translation adjustments	―	―	―	―	―	―	―		278	―	278
Balance, December 31, 2019	4,115,000	595,000	1	100	92,500	(3,000)	713,267		―	(705,309)	600,058
Cumulative effect of adoption of ASC 606	―	―	―	―	―	―	―		―	(458,823)	(458,823)
Issuance of common stock upon initial public offering, net of offering costs	800,000	584,313	―	―	―	―	304,879		―	―	889,192
Net loss	―	―	―	―	―	―	―		―	(539,170)	(539,170)
Balance, December 31, 2020	4,915,000	1,179,313	1	100	92,500	(3,000)	1,018,146		―	(1,703,302)	491,257
Issuance of common stock for exercise of over-allotment, net of issuance costs	60,000	43,821	―	―	―	―	43,821		―	―	87,642
Net loss	―	―	―	―	―	―	―		―	(990,731)	(990,731)
Stock-based compensation	―	―	―	―	―	―	196,853		―	―	196,853
Vesting of option purchase consideration (Note 10)	―	―	―	―	―	―	6,636		―	―	6,636
Balance, December 31, 2021	4,975,000	¥1,223,134	1	¥100	92,500	¥(3,000)	¥1,265,456	¥	―	¥(2,694,033)	¥(208,343)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Yen in thousands)

	Years Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net (loss) income	¥(990,731)	¥(539,170)	¥17,335
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	126,243	62,290	46,174
Losses on sales of directly-owned salons to franchisees	2,692	―	9,600
Gain from sales of directly-owned salons	(541,472)	―	―
Bad debt	28,808	(11,376)	271
Stock-based compensation	196,853	―	―
Impairment loss on investments	―	10,544	―
Losses on disposal of property and equipment, net, other intangible assets, net and goodwill	3,614	33,841	4,631
Impairment loss on long-lived assets	63,211	106,501	44,546
Gain from bargain purchases	―	―	(6,487)
Deferred income tax expense (benefit)	551,483	(107,264)	5,739
Other non-cash (gains) losses – net	819	1,903	(895)
Changes in operating assets and liabilities:
Accounts receivable-trade, net	(37,024)	189,143	(66,877)
Accounts receivable-other, net	(87,148)	(48,031)	(36,190)
Inventories	(2,441)	(2,445)	892
Prepaid expenses and other current assets	(74,799)	(8,167)	(39,698)
Lease and guarantee deposits	(70,662)	58,468	(14,163)
Accounts payable	58,437	(55,574)	(18,729)
Accrued expenses	195,541	206,706	116,856
Accrued income taxes	(2,897)	25,364	4,200
Contract liability	(162,793)	(160,595)	―
Advances received	96,198	(15,322)	(39,177)
Other current liabilities	130,110	(3,389)	10,226
Deposit received	(46,501)	(98,925)	(20,871)
Other assets and other liabilities – net	5,228	(10,922)	(9,513)
Net cash (used in) provided by operating activities	(557,231)	(366,420)	7,870
Cash flows from investing activities:
Purchases of time deposits	(26,402)	(26,703)	(37,900)
Proceeds from maturities of time deposits	6,000	10,000	6,000
Proceeds from sale of investments	―	53,000	―
Acquisition of investments	(52,520)	―	(13,544)
Acquisition of property and equipment	(95,651)	(73,556)	(7,406)
Proceeds from sale of property and equipment	―	3,227	5,000
Cost additions to internal use software	(18,127)	(30,569)	(12,068)
Proceeds from sale of salons	430,000	―	―
Acquisition of businesses – net of cash acquired	(375,757)	(99,195)	(3,201)
Proceeds from due from shareholder	―	8,267	8,412
Payment received on short-term loans receivable	450	900	450
Payment received on long-term accounts receivable-other, net	9,488	15,030	16,326
Proceeds from insurance cancellations	38,583	―	―
Net cash used in investing activities	¥(83,936)	¥(139,599)	¥(37,931)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Yen in thousands)

	Years Ended December 31,
	2021		2020	2019
Cash flows from financing activities:
Proceeds from issuance of common stock in initial public offering – net of underwriting discounts and commissions	¥	―	¥1,168,627	¥	―
Proceeds from issuance of common stock		―	―		700,000
Proceeds from issuance of common stock for exercise of over-allotment, net of issuance costs		87,642	―		―
Net repayment of short-term borrowings		―	(180,000)		―
Proceeds from long-term borrowings		―	775,000		―
Repayment of long-term borrowings		(251,084)	(206,440)		(234,411)
Payment of installment payables related to business acquisitions		(2,888)	(33,949)		(82,812)
Payment of deferred offering costs		(261,619)	(97,857)		(43,283)
Repayment of corporate bonds		―	―		(7,500)
Proceeds from issuance of stock options		―	6,750		―
Net cash (used in) provided by financing activities		(427,949)	1,432,131		331,994

Net (decrease) increase in cash and cash equivalents		(1,069,116)	926,112		301,933
Cash and cash equivalents at beginning of year		1,439,733	513,621		211,688
Cash and cash equivalents at end of year		¥370,617	¥1,439,733		¥513,621

Supplemental disclosure of cash flow information:

Cash paid during the year for:
Interest		¥10,865	¥10,219		¥11,872
Income taxes		45,505	7,005		24,344

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for lease liabilities		917,135	604,703		749,008
Purchases of property and equipment included in accrued expenses		23,488	29,244		―
Purchases of intangible assets included in accrued expenses		14,236	1,535		3,321
Payables related to acquisition of businesses included in accrued expenses		―	1,667		48,901
Sales of salons included in accounts receivable		129,000	―		―
Payable related to acquisition of noncontrolling interests included in mandatorily redeemable noncontrolling interests		148,000	―		―
Deferred offering costs included in accrued expenses		―	261,619		14,226

Refer to Note 8, "Leases" for supplemental cash flow information related to leases.

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

1.  Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

MEDIROM Healthcare Technologies Inc. ("Parent") and its six subsidiaries (collectively, the "Company") are one of the leading holistic health services providers in Japan. The Company is a franchisor and operator of healthcare salons across Japan and is a preferred platform partner for large consumer brands, healthcare service providers, and government entities to affect positive health outcomes. The Company primarily engages in three lines of business: Relaxation Salon Segment (retail), Luxury Beauty (retail) and Digital Preventative Healthcare Segment (healthtech). Refer to description below and Note 11 for segment information.

Parent was originally incorporated in Japan on July 13, 2000 under the name "Kabushiki Kaisha Young Leaves." In January 2017, Parent changed Parent’s name to "MEDIROM Inc." In March 2020, Parent changed Parent’s name to "MEDIROM Healthcare Technologies Inc."

Relaxation Salon Segment (See Note 11 for segment information)

The Relaxation Salon Segment is the core of our business, whereby we own, develop, operate, or franchise and support relaxation salons. The salon locations cover major cities throughout Japan, with strong market presence in the Tokyo metropolitan area. The Segment includes several Relaxation Salon brands including Re.Ra.Ku®, and as of December 31, 2021, 2020 and 2019, it has a total of 312, 290 and 283 salons, respectively. The following table presents total number of salons by operation type:

	Number of
	Relaxation Salons
	2021	2020	2019
Directly-operated	188	150	107
Franchised	124	140	176
Total	312	290	283

See Note 2, "Business Combination" for the number of salons acquired during each year. The results of operations of directly-operated salons converted to franchised salons in sale transactions with franchisees were not material either individually or in the aggregate to the consolidated financial statements.

Digital Preventative Healthcare Segment (See Note 11 for segment information)

The Digital Preventative Healthcare Segment mainly consists of the following operations: government-sponsored Specific Health Guidance program, utilizing our internally-developed on-demand health monitoring smartphone application, or Lav®; our MOTHER Bracelet® for fitness applications.

Luxury Beauty Segment (See Note 2 for business combination and Note 11 for segment information)

In October 2021, the Company acquired 60% of the ownership interest in ZACC Kabushiki Kaisha (“ZACC”), a high-end hair salon company, and acquired the remaining outstanding common stock in January 2022. ZACC owns and operates 3 luxury hair salon brands (ZACC vie, ZACC raffine, and ZACC ginza), all of which have been recognized by customers for over 30 years for their high level of techniques and hospitality.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

Basis of Presentation

The accompanying consolidated financial statements are presented in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP").

Recent Developments and Liquidity

In the years ended December 31, 2020 and 2021, the Company experienced negative cash flows from operations and also used a significant amount of cash for acquisitions and investments. In addition, it has had losses from operations since 2020, and has had a working capital deficit and an accumulated deficit for the past three years.

In evaluating the Company’s ability to continue as a going concern, management considered the conditions and events that could raise substantial doubt about the Company’s ability to continue as a going concern for one year after the Company’s consolidated financial statements are issued. Management considered the Company’s current financial condition and liquidity sources, including current funds available, forecasted future cash flows, and the Company’s conditional and unconditional obligations due.

During 2021, the Japanese government issued multiple Declarations of Emergency for COVID-19, which impacted Tokyo and other prefectures where our salons are located. This affected the operation of our salons located in shopping malls and spa facilities. Under Declarations of Emergency, up to 28 salons had shortened operation and 36 salons temporarily closed their operation. As a result, our sales and profitability have not fully recovered. We have managed our operations by relocating therapists from closed or shortened salons to those lacking enough therapists, or issuing furlough to those who cannot be relocated to other open salons and applying for governmental subsidies. As of the date of this report, all Declarations of Emergency were lifted nationwide. However, the duration and extent of COVID-19’s impact is not reasonably possible to estimate due to the uncertainty about the spread of the virus. This could lead to lower sales, further relaxation salon closures, delays in development of the Company’s business, which could continue to materially affect our financial condition and results of operations. In addition, pursuant to the Settlement Act, issuers of prepaid cards are required to maintain net assets of more than JPY 100 million. As of December 31, 2021, the Company’s net assets have fallen below JPY100 million under Japanese GAAP (“JGAAP”) on a standalone basis. The Company is currently in consultation with the regulatory authority. See “Item 4. Regulations Governing Prepaid Cards” for more detail.

The Company expects that its cash and cash equivalents as of December 31, 2021 of ¥370,617 thousand will not be sufficient to fund its operating expenses, capital expenditure requirements, and debt service obligations for the twelve months after the consolidated financial statements are issued and that the Company would require additional capital. Management believes it will be able to raise capital in the short-term through the sales of directly-owned salons, which represent 53.3% of the total number of Company’s directly-operated salons as of December 31, 2021. The Company implemented this new business model in the fourth quarter of 2021 and had sold 12 directly-owned salons for aggregate gross proceeds of JPY 559 million in the year ended December 31, 2021. The Company has identified additional directly-owned salons in 2022 and 2023 for sale and is currently marketing them to investors. We believe this model will provide upfront capital as well as maximize the return on capital investment in our relaxation salon segment, accelerate salon openings by reinvesting the proceeds from the sales of salons, and generate additional income from the salons that were sold to investors and are under management by us.

We may also consider obtaining additional financing through the issuance of our common stock, including a public offering of our ADSs, or through other equity or debt financings, and we may also look into refinancing our existing debt obligations. The Company, however, is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

In addition, management is actively pursuing restoring profitability of our relaxation salon business and started shipping units of Mother Bracelet® in March 2022. As we continue to grow, we expect to drive greater efficiencies across our operations and development and marketing organizations and further leverage our technology and existing support infrastructure. We believe we will be able to reduce the percentage of corporate costs to revenue over time to enhance margins as general and administrative expenses are expected to grow at a slower rate due to expected efficiencies of scale as we expand our salon network.

Consolidation and Variable Interest Entities

The consolidated financial statements for the year ended December 31, 2020 include the accounts of Parent and the following wholly owned subsidiaries: JOYHANDS WELLNESS Inc., Bell Epoc Wellness Inc., Decollte Wellness Corporation, and Medirom Human Resources Inc. Effective July 1, 2021, Bell Epoc Wellness Inc., a subsidiary of the Company, was merged with Decollte Wellness Corporation, another subsidiary of the Company pursuant to an absorption-type company split agreement, with Bell Epoc Wellness Inc. being the successor entity. The purpose of this reorganization is to achieve more efficiency in training therapists and operating the relaxation salons, and to integrate the brands. As these subsidiaries were under common control, there was no impact to the consolidated financial statements. Bell Epoc Wellness Inc. changed its name to Wing Inc. effective November 1, 2021. The consolidated financial statements for the year ended December 31, 2021 include the accounts of Parent and the following subsidiaries: JOYHANDS WELLNESS Inc., Wing Inc., Bell & Joy Power Partners, Inc., SAWAN Co., Ltd., ZACC Kabushiki Kaisha (“ZACC”), and Medirom Human Resources Inc. All intercompany transactions have been eliminated in consolidation. Investments in companies over which the Company has significant influence but not control are accounted for by the equity method. The Company evaluates its investments and other significant relationships to determine whether any investee is a variable interest entity (“VIE”). If the Company concludes that an investee is a VIE, the Company evaluates its power to direct the activities of the investee, its obligation to absorb the expected losses of the investee and its right to receive the expected residual returns of the investee to determine whether the Company is the primary beneficiary of the investee. If the Company is the primary beneficiary of a VIE, the Company consolidates such entity and reflects the noncontrolling interest of other beneficiaries of that entity. There is no VIE where the Company is the primary beneficiary as of December 31, 2021 and 2020.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, the allowance for doubtful accounts, fair value of intangible assets acquired through business combination, impairment of long-lived assets and goodwill, asset retirement obligations, valuation of stock-based compensation, going concern and valuation of deferred tax assets. Management bases these estimates on assumptions that it believes to be reasonable under the circumstance, including considerations for the impact from the outbreak of the COVID-19 pandemic on the Company's business. Actual results may differ from these estimates in future periods when the COVID-19 pandemic continues to evolve and additional information becomes available.

Foreign Currency Translation

The assets and liabilities of an equity method investee are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at weighted average rates. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income within shareholders' (deficit) equity.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

Exchange gains and losses resulting from foreign currency transactions and the conversion of monetary assets and liabilities denominated in foreign currencies are included in foreign exchange income in the consolidated statements of operation.

Mandatorily Redeemable Noncontrolling Interests

Mandatorily redeemable noncontrolling interests represent equity interests in ZACC owned by outside parties. Noncontrolling interests are considered mandatorily redeemable when they are subject to an unconditional obligation to be redeemed by the Company on a specified date and are presented as a liability. As of December 31, 2021, the noncontrolling interest related to ZACC was classified as a current liability based on the terms of the purchase agreement.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities of less than three months. There are no cash equivalents balances for the periods presented.

Time Deposits

Time deposits presented in the consolidated balance sheets are short-term investments, whose maturity dates are longer than three months but less than one year. Time deposits with maturity dates of longer than one year are included in other assets in the consolidated balance sheets.

Accounts Receivable—Trade, Net

The accounts receivable-trade on the Company's consolidated balance sheets primarily includes accounts receivables from franchisees. The balance is presented net of an allowance for expected losses (i.e., doubtful accounts), primarily related to receivables from the Company's franchisees. The Company monitors the financial condition of its franchisees and records provisions for estimated losses on receivables when it believes franchisees are unable to make their required payments based on factors such as delinquencies and aging trends. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses incurred related to existing accounts and receivables. As of December 31, 2021 and 2020, the allowance for doubtful accounts related to accounts receivable-trade was ¥6,689 thousand and ¥4,426 thousand, respectively.

Accounts Receivable—Other, Net and Long-Term Accounts Receivable—Other, Net

The accounts receivable—other on the Company's consolidated balance sheets primarily includes accounts receivable from commercial facility landlords and credit card companies related directly-operated salon's revenue and franchisee's revenue collected by these entities on behalf of the Company. As of December 31, 2021 and 2020, accounts receivable from commercial facilities and credit card companies of ¥457,642 thousand and ¥302,227 thousand, respectively, are included in the accounts receivable—other, net on the consolidated balance sheets. The balance is presented net of an allowance for expected losses (i.e., doubtful accounts). The Company monitors the financial condition of its debtor and records provisions for estimated losses on receivables when it believes debtors are unable to make their required payments based on factors such as delinquencies and aging trends. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses incurred related to existing accounts and receivables. As of December 31, 2021, the allowance for doubtful accounts related to accounts receivable-other was ¥23,337 thousand. There was no allowance for doubtful accounts related to accounts receivable-other as of December 31, 2020.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

Long-term accounts receivable—other mainly consists of a non-interest bearing receivable due from an unrelated business entity, with a maturity of July 31, 2038, monthly repayment amounts of ¥1,200 thousand until January 2021, ¥720 thousand beginning in February 2021 until December 2021 and ¥1,200 thousand beginning in January 2022. As of December 31, 2021 and 2020, the principal balance due was ¥223,945 thousand and ¥235,945 thousand, respectively. As of December 31, 2021 and 2020, the short-term principal balance due was ¥14,400 thousand and ¥11,520 thousand, respectively, which are included in accounts receivable-other, net in the consolidated balance sheets. As of December 31, 2021 and 2020, long-term accounts receivable—other includes other long-term accounts receivable of ¥13,019 thousand and ¥12,756 thousand, respectively. The Company monitors the financial condition of its obligor and records provisions for estimated losses on receivables when it believes the obligors are unable to make their required payments. As of December 31, 2021 and 2020, the related allowance for doubtful accounts on long-term accounts receivable—other was ¥135,066 thousand and ¥131,759 thousand, respectively.

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

Investments

The Company uses the equity method to account for equity investments over which it has significant influence but does not own a majority equity interest or otherwise control, generally accompanying a shareholding of between 20% and 50% of the voting rights. The share of earnings or losses of the investee are included in equity in earnings of investment in the consolidated statements of operation. Equity method adjustments include the company’s proportionate share of investee income or loss and other adjustments required by the equity method. The Company evaluates its equity method investments for impairment whenever an event or change in circumstances occurs that may have a significant adverse impact on the fair value of the investment. If a loss in value has occurred and is deemed to be other than temporary, an impairment loss is recorded. Several factors are reviewed to determine whether a loss has occurred that is other than temporary, including absence of an ability to recover the carrying amount of the investment, the length and extent of the fair value decline, and the financial condition and future prospects of the investee.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

The Company, as a lessee, applies the right-of-use model to account for lease transactions. Under the right-of-use model, right-of-use asset and lease liability are recognized at commencement date. The Company measures its lease liability at present value of future lease payments over the remaining term. The Company uses its incremental borrowing rate for the discount rate to calculate the present value of the payments since it is difficult and not practical to determine the interest rate implicit in the lease. The Company's incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Right-of-use asset is initially measured as the initial amount of the lease liability, plus any lease payments made to the lessor before the lease commencement date, plus any initial direct costs incurred, minus any lease incentives received. When the Company determines a lease term, if a lease contract contains an option to extend its lease term, the Company is reasonably certain to exercise such option. This is mainly due to the severe economic loss the Company may face for not exercising the right of extension, such as recognizing impairment loss of attached facilities and loss resulting from failure to receive the franchise fee originally obtainable. Therefore, the lease term includes the option to extend. Initial lease terms are generally between 3 and 10 years.

For operating leases, the Company recognizes the minimum lease payments where it is the lessee and the minimum lease income where it is the lessor on a straight-line basis over the lease term, and reflects them as rental expenses and rental revenues, respectively, in the consolidated statements of operation. The Company elected to separate lease and non-lease components and not to recognize leases with an initial term of 12 months or less.

Operating rental expense includes amortization of right-of-use assets and interests on lease liability. Variable lease expenses are primarily linked to sales and are excluded from the measurement of lease liability.

Rental expenses are recorded in the consolidated statements of operation based on the nature of the underlying lease. Rental expense related to leases for directly-operated salons and for leased properties that are subsequently subleased to franchisees are recorded to cost of revenue from directly-operated salons and cost of franchise revenue, respectively, and rental expense related to leases for corporate offices is recorded to selling, general and administrative expenses.

Rental income for operating leases on properties subleased to franchisees is recorded to franchise revenue. Terms and conditions of the sublease agreements are arranged to pass through lease obligations under head leases to the franchisees. Sublease income is presented on a gross basis on the accompanying consolidated statements of operation, as the Company remains the primary obligor.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

The useful lives for depreciation by major asset classes are as follows:

Leasehold improvements	Lesser of 15 years or the remaining lease term
Vehicles	2-6 years
Tools, furniture and fixtures	2-13 years

Other Intangible Assets, Net

Other intangible assets with finite useful lives consist primarily of capitalized software, reacquired franchise rights, definite-lived trademarks, and customer relationships. The Company capitalizes both eligible internal and external costs of developing or obtaining computer software for internal use. Costs incurred to develop internal-use software during the application development stage are capitalized until the software is substantially complete and ready for its intended use. Costs related to data conversion, training and maintenance costs associated with internal-use software are expensed as incurred. Capitalized software is amortized over the estimated useful life (3-5 years) using the straight-line method. The Company amortizes the fair value of reacquired franchise rights over the remaining contractual terms of the reacquired franchise rights at the time of the acquisition, which generally range from 1-5 years. The Company amortizes the fair value of trademarks over the estimated useful life (10 years). The Company amortizes the fair value of customer relationships over the estimated useful life (3-7 years). Other intangible assets with indefinite useful lives consist primarily of trademarks that are generally recorded in connection with business combinations at their fair value. Indefinite-lived intangibles should be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Due to the Company’s internal reorganization in July 2021, the Company is no longer using the indefinite-lived trademark and therefore recorded an impairment of ¥38,922 thousand in 2021 which is included in impairment loss on long-lived assets in the consolidated statements of operation.

Impairment of Long-lived Assets, Excluding Goodwill

The Company assesses impairment of long-lived assets at the individual salon level, as this is the lowest level for which identifiable cash flows are largely independent of other groups of assets and liabilities. Long-lived assets include property and equipment, right-of-use lease assets, internal use software, and definite-lived intangible assets. The Company reviews the carrying value of long-lived assets for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when the estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition are less than their carrying values. The impairment loss is measured as the amount by which the carrying value of the asset or asset group exceeds its fair value. In determining the fair value, the Company uses present value techniques, if appropriate, based on the estimated future cash flows expected to result from the use of the assets and their eventual dispositions. During 2021, long-lived assets impairment charges related to continuing operations of ¥3,165 thousand, ¥39,067 thousand and ¥20,979 thousand were recorded on property and equipment, other intangible assets and right-of-use asset—operating leases, respectively. During 2020, long-lived assets impairment charges related to continuing operations of ¥36,512 thousand and ¥69,989 thousand were recorded on property and equipment and right-of-use asset—operating leases, respectively. During 2019, long-lived assets impairment charges related to continuing operations of

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

¥9,825 thousand and ¥34,721 thousand were recorded on property and equipment and right-of-use asset—operating leases, respectively. Long-lived assets impairments are recorded in impairment loss on long-lived assets in the consolidated statements of operation.

Acquisitions

The Company evaluates acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen is met, the transaction is accounted for as an asset acquisition. If the screen is not met, further determination is required as to whether or not we have acquired inputs and processes that have the ability to create outputs which would meet the definition of a business. Significant judgment is required in the application of the screen test to determine whether an acquisition is a business combination or an acquisition of assets.

If an acquisition is determined to be a business combination, the assets acquired and liabilities assumed are recorded at their respective estimated fair values at the date of the acquisition. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill.

If an acquisition is determined to be an asset acquisition, the cost of the asset acquisition, including transaction costs, are allocated to identifiable assets acquired and liabilities assumed based on a relative fair value basis. If the cost of the asset acquisition is less than the fair value of the net assets acquired, no gain is recognized in earnings. The excess fair value of the acquired net assets acquired over the consideration transferred is allocated on a relative fair value basis to the identifiable net assets (excluding non-qualifying assets).

Determining estimated fair value requires a significant amount of judgment and estimates. If assumptions change or errors are determined in our calculations, the fair value could materially change resulting in a change in goodwill or identifiable net assets acquired.

Goodwill

Goodwill represents the excess of cost over fair value of identifiable net assets acquired and assumed in business combinations. The Company generally records goodwill in connection with the acquisition of relaxation salons from franchisees. Upon the sale of relaxation salons to franchisees, goodwill is decremented. In addition, the Company records goodwill when the Company acquires other entities. Goodwill and intangible assets that are deemed to have indefinite useful lives are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill impairment assessments are performed at the reporting unit level, which is the same as the Company's operating segments. The Company utilizes a qualitative assessment for determining whether step one of the goodwill impairment analysis is necessary. If a step one test is considered necessary based on the qualitative factors, the Company compares the estimated fair value of a reporting unit to its carrying value. The carrying value of each reporting unit is based on the assets and liabilities associated with the operations of the reporting unit. The Company calculates estimated fair values of the reporting units based on discounted future cash flows utilizing estimates in annual revenue, service and product margins, fixed expense rates, allocated corporate overhead, directly-operated and franchise salon counts, and long-term growth rates for determining terminal value. If the carrying amount of a reporting unit exceeds its fair value, a loss will be recorded for the excess of the carrying value of the reporting unit over the fair value of the reporting unit. The Company did not recognize impairment losses for any goodwill during the years ended December 31, 2021, 2020 and 2019.

Asset Retirement Obligations

The Company records asset retirement obligations when the obligation is incurred. The obligation is measured at fair value and included in other current liabilities and asset retirement obligations. When the liability is initially recorded,

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

the Company capitalizes the related cost by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value, and the capitalized cost is depreciated over the asset's useful life.

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

Revenue from Directly-Operated Salons

Revenues from directly-operated salons (including sales in the Luxury Beauty segment) are recognized when services are provided at the salons. The promised services for directly operated studios are the services ordered by the end customer from the service menu. The services are provided in one appointment. Therefore, there is only one performance obligation. As the customer simultaneously receives and consumes the benefits of the relaxation services, the revenue is recognized over time using the delivery output method.

Revenue from prepaid cards is recognized when the services are transferred. When value is added to a prepaid card, the Company records a contract liability for its performance obligation to stand ready to transfer services in the future (or transfer funds to franchisee who provides service). When the services or funds are transferred, it derecognizes the contract liability and correspondingly recognizes revenue net of any funds transferred to franchisees. The Company expects to be entitled to a certain amount of breakage and recognizes revenue from breakage proportionately to the redemptions exercised by the customer.

The Company also sells salons that were previously owned to third-party investors. Such investors are required to enter into Service Agreements with the Company to allow it to manage the operations of the salons and the Company will charge a fee for the management services to be provided. As this is a recurring source of income for the Company as part of the larger strategy for the relaxation salons segment, the sale of salons is considered part of the Company’s ongoing major or central operations and thus ordinary activities for the Company. Therefore, the Company applies ASC 606 to these contracts. Revenue from the sale of directly-owned salons is comprised of the (i) transfer of the salon assets and business rights and (ii) outsourced salon operation services. The revenue for the transfer of salon assets and business rights is recognized at a point in time when the agreement is signed, and control is transferred to the customer. The consideration for the transfer of the salon is generally collected upfront. There is no significant financing component. The proceeds from the transfer of the salon are presented as cash flows from investing activities on the consolidated statements of cash flow to be consistent with how the cash outflows and inflows are classified related to the salon’s purchase and sale. Revenue from the Service Agreement are recognized over the term of the agreement as services are provided. The customer benefits from the integrated service over the contract term and each time increment is substantially the same. Therefore, the outsourced salon operations are considered a “series” of distinct services and are treated as a single performance obligation. The term of the Service Agreement is typically five years. Under the Service Agreement, the Company is reimbursed for the costs of operating the salon and will recognize revenue from the reimbursement of costs using the as-invoiced practical expedient. Furthermore, the Company will receive a certain portion of the excess profit, which is considered variable consideration. This success fee will be constrained until there is greater than 70% probability that there will be no future reversal of revenue.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

(i) Franchise fees

The Company receives the entire non-refundable initial franchise fees from the franchisee based on franchise agreement. The franchise agreement typically has an initial term of five years. The services for operating the franchised salon provided by the Company under franchise contract are not separately identifiable within the contract and are interrelated with the franchise right granted in the franchise agreement. As such the services are considered to represent a single performance obligation. The franchise agreement could be renewed prior to expiration by mutual consent and renewal franchise fees are paid by franchisee upon renewal of agreement. Initial franchise fees and expected renewal franchise fees are recognized as revenue ratably using the time-based input method over the expected average contract life (7-10 years), instead of the contract term, as there is a material right related to renewals.

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

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

Other Revenues

Other revenues are primarily from the Digital Preventive Healthcare segment, which include revenues from serving implementation of health and wellness programs (Specific Health Guidance Program), and are recognized when services are provided. Health monitoring wearable device service (MOTHER Bracelet®) is still at the development stage as of December 31, 2021 and as such generates no revenue.

See Note 13 for further disclosures required under ASC 606 and Recently Adopted Accounting Pronouncements below for impacts of the ASC606 adoption.

Revenue is recognized net of consumption tax collected from customers and subsequently remitted to governmental authorities.

Advertising Expenses

Advertising costs are expensed as incurred and are recorded in selling, general and administration expenses in the consolidated statements of operation. Advertising expenses for the years ended December 31, 2021, 2020 and 2019 were ¥130,959 thousand, ¥92,460 thousand and ¥77,911 thousand, respectively.

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

Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company considers all available evidence (both positive and negative) when determining whether a valuation allowance is required, with emphasis on its past operating results, the existence of cumulative losses in the most recent years and its forecast of near-term taxable income. The Company recognizes the financial statement effect of uncertain tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax expense (benefit) in the consolidated statements of operation.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

The Company recognizes penalties related to income taxes within the selling, general and administrative expenses line in the consolidated statements of operations. Interest related to income taxes will be recognized in interest expense in the consolidated statements of operations.

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

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”). The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers in the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Additionally, the guidance requires improved disclosure to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The new guidance supersedes most current revenue recognition guidance, including industry-specific guidance. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (ASC 606) and Leases (ASC 842) -Effective Dates for Certain Entities. The standard permits private entities that have not yet issued their financial statements or made financial statements available for issuance as of June 3, 2020 to adopt ASC 606 for annual reporting periods beginning after December 15, 2019.

The Company adopted ASU 606 as of January 1, 2020 using the modified retrospective method of adoption for contracts that were not completed as of the adoption and recognized a cumulative-effect adjustment to accumulated deficit of ¥(458,823) thousand. Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. As a result, the Company has changed its accounting policy for revenue recognition of franchise fees as detailed below. The adoption of this new guidance did not have a material impact for revenue recognition other than franchise fees. The comparative periods have not been adjusted and continue to be reported under the previous revenue recognition guidance. The details of the significant changes are discussed below.

Franchise fees

The adoption of the new revenue recognition guidance changed the timing of recognition of initial franchise fees and renewal franchise fees. Prior to the adoption of ASC 606, the Company recognized revenue under FASB Topic 605 Revenue Recognition (“ASC 605”). Under ASC 605, initial franchise fees are recognized as revenue when the franchised relaxation salon is opened as all material services and conditions related to the initial franchise fee have been substantially performed by the opening date. In addition, under ASC 605, renewal franchise fees are recognized as revenues at the beginning of the renewal term. Under the new revenue recognition guidance, the services for operating the franchised salon provided by the Company under franchise contract are not separately identifiable within the contract, and are interrelated with the franchise right granted in the franchise agreement. As such the services are considered to represent a single performance obligation. Therefore initial franchise fees and expected renewal franchise fees are recognized as revenue ratably over the expected average contract life (7 -10 years), instead of the contract term, as there is a material right related to renewals.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

Income Taxes

In December 2019, the FASB issued ASU 2019-12 Income Taxes - Simplifying the Accounting for Income Taxes (Topic 740), which simplifies various aspects of the income tax accounting guidance and will be applied using different approaches depending on what the specific amendment relates to and, for public entities, are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted this standard on January 1, 2021. The adoption of this standard did not have a material effect on its financial position or results of operations.

Acquired Contract Assets and Contract Liabilities

In October 2021, the FASB issued ASU 2021-08 Business Combinations (Topic 805): Accounting for Acquired Contract Assets and Contract Liabilities, which improves comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination by providing consistent recognition guidance. This standard is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted, including in an interim period, for any period for which financial statements have not yet been issued. The Company early adopted this standard as of January 1, 2021 and applied the adoption to its acquisitions in 2021. The adoption of this standard did not have a material effect on its financial position or results of operations.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

Reference Rate Reform

On January 7, 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which refines the scope of Accounting Standards Codification Topic 848, Reference Rate Reform, and clarifies some of its guidance as part of the FASB's ongoing monitoring of global reference rate reform activities. The standard permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, computing variation margin settlements, and calculating price alignment interest in connection with reference rate reform activities under way in global financial markets. The Company is currently evaluating the impact of adoption of the new standard on its consolidated financial statements.

2.  Business Combination

Acquisition of ZACC

On August 31, 2021, the Company entered into a share transfer agreement with all the existing shareholders of ZACC, a Japanese hair salon operator of “ZACC” brand, pursuant to which it will acquire 100% of the outstanding shares of ZACC for cash consideration of ¥370,000 thousand. The total consideration net of the settlement of a pre-existing borrowing was ¥270,000 thousand. ZACC owns and operates 3 luxury hair salon brands (ZACC vie, ZACC raffine, and ZACC ginza), all of which have been recognized by customers for over 30 years for their high level of techniques and hospitality. The purchase price was paid by cash on hand, and an initial payment of ¥69,014 thousand was made on August 31, 2021. The acquisition date was October 1, 2021, when the Company acquired a controlling interest (60% of the common shares) for ¥152,986 thousand and was required to consolidate ZACC. The remaining shares of ZACC were transferred to the Company on January 1, 2022 for ¥148,000 thousand. The acquisition was accounted for by the acquisition method. The consideration paid by the Company approximated the Company’s total fair value. Therefore, the price per share paid by the Company equals the mandatorily redeemable noncontrolling interest per share fair value.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

The allocation of the purchase price was based on the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date.

The estimated fair values of the assets acquired and liabilities assumed at the acquisition date were as follows:

Thousands of Yen
Fair value of assets/liabilities
Cash	¥81,802
Accounts receivable-other	49,573
Inventories	5,408
Prepaid expenses and other current assets	2,234
Property and equipment	39,232
Other intangible assets	240,000
Right-of-use asset-operating lease	202,196
Other assets	68,497
Total assets acquired	688,942
Accounts payable	(6,041)
Accrued expenses and other current liabilities	(42,168)
Mandatorily redeemable noncontrolling interests in ZACC	(148,000)
Lease liability	(201,076)
Borrowings	(249,263)
Asset retirement obligation	(14,147)
Deferred tax liability	(73,488)
Total liabilities assumed	(734,183)
Net liabilities assumed	(45,241)
Fair value of the consideration transferred	122,000
Goodwill	¥167,241

The intangibles of ¥240,000 thousand is comprised of customer relationships of ¥150,000 thousand and ¥90,000 thousand of tradename. The goodwill recorded primarily relates to the growth potential from expanding ZACC’s presence in Japan by implementing a franchising model with the help of the Company’s expertise in this area and the acquired assembled workforce. Almost all of the goodwill is expected to be nondeductible for income tax purposes.

There were no acquisition-related costs incurred. The amount of revenue and earnings from the acquisition included in the Company’s results of operations for the year ended December 31, 2021 was ¥169,320 thousand and ¥174 thousand, respectively. Pro forma revenue and earnings amounts on a combined basis have not been presented as it is impracticable due to the lack of availability of historical financial statements that comply with U.S. GAAP.

Acquisition of SAWAN

On May 6, 2021, the Company acquired control of SAWAN CO. LTD. (“SAWAN”) by purchasing all outstanding shares for cash consideration of ¥140,697 thousand. As a result, “Ruam Ruam,” which is a luxury relaxation salon brand held by SAWAN, has become part of the Company’s directly-operated salons. The acquisition was accounted for by the acquisition method. Acquisition-related costs of ¥12,000 thousand were recognized as expenses when incurred, which is included in selling, general and administrative expenses in the consolidated statements of operation.

The allocation of the purchase price was based on the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

The estimated fair values of the assets acquired and liabilities assumed at the acquisition date were as follows:

Thousands of Yen
Fair value of assets/liabilities
Cash	¥7,824
Accounts receivable-other	18,228
Inventories	3,391
Prepaid expenses and other current assets	16,643
Property and equipment	70,497
Other intangible assets	100,000
Right-of-use asset-operating lease	168,242
Other long-term assets	57,259
Total assets acquired	442,084
Accounts payable	(99,405)
Accrued expenses	(16,271)
Advances received	(60,651)
Lease liability	(165,560)
Asset retirement obligation	(25,060)
Deferred tax liabilities	(30,620)
Other liabilities	(14,701)
Total liabilities assumed	(412,268)
Net assets acquired	29,816
Fair value of the consideration transferred	140,697
Goodwill	¥110,881

The intangibles of ¥100,000 thousand is comprised of customer relationships of ¥30,000 thousand and ¥70,000 thousand of tradename intangibles. The goodwill recorded primarily relates to the sales growth potential of the relaxation salons held by SAWAN and acquired assembled workforce. Almost all of the goodwill is expected to be nondeductible for income tax purposes.

The amount of revenue and earnings from the acquisition included in the Company’s results of operations for the year ended December 31, 2021 was ¥307,141 thousand and ¥(28,988) thousand, respectively. Pro forma revenue and earnings amounts on a combined basis have not been presented as it is impracticable due to the lack of availability of historical financial statements that comply with U.S. GAAP.

Acquisition of relaxation salons

During 2021, 2020 and 2019, the Company acquired 18 relaxation salons, 16 relaxation salons and 17 relaxation salons, respectively, for cash consideration of ¥202,686 thousand, ¥86,916 thousand and ¥23,813 thousand, respectively. The cash consideration paid in these transactions is included within acquisition of businesses - net of cash acquired in the investing activities, payment of installment payables related to business acquisitions in the financing activities and payables related to acquisition of businesses included in accrued expenses in the non-cash investing and financing activities sections of the consolidated statements of cash flows.

Acquisition-related costs were recognized as expenses when incurred, which were immaterial in amount. The results of operations, and assets and liabilities, of these relaxation salons were included in the consolidated financial statements from the date of acquisition. The purchase price allocation was based on the estimated fair values of the assets acquired and liabilities assumed, as of the acquisition date.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

The estimated fair values of the assets acquired and liabilities assumed at the acquisition date were as follows:

	Thousands of Yen
	Fair value of assets/liabilities
	2021		2020		2019
Property and equipment		¥36,299		¥51,005	¥27,567
Other intangible assets		15,000		12,690	6,519
Total assets acquired		51,299		63,695	34,086
Asset retirement obligation		(33,876)		(49,217)	(25,942)
Total liabilities assumed		(33,876)		(49,217)	(25,942)
Net assets acquired		17,423		14,478	8,144
Fair value of the consideration transferred		202,686		86,916	23,813
Goodwill		185,263		72,438	22,156
Gain from bargain purchases	¥	―	¥	―	¥6,487

The goodwill recorded primarily relates to the sales growth potential of the relaxation salon locations acquired and is expected to be deductible for income tax purposes. In 2021, 2020 and 2019, the fair value of the reacquired franchise rights was estimated using the excess earnings method and relief from royalty method with Level 3 unobservable inputs. In order to develop these Level 3 fair value measurements, the Company used 1.2% - 6.0% royalty rate and 11.3% - 25.0% discount rate as significant unobservable inputs. The amount of reacquired franchise rights was ¥15,000 thousand, ¥12,690 thousand and ¥6,519 in 2021, 2020 and 2019, respectively. Reacquired franchise rights are subject to amortization and are amortized over an estimated useful life of approximately one to three years.

For some relaxation salons acquired, the Company recognized the excess of the fair value of the net assets assumed over the fair value of the consideration transferred as a gain from bargain purchases of nil, nil and ¥6,487 thousand in 2021, 2020 and 2019 respectively, which is separately presented in the consolidated statements of operation.

The amount of revenue from the acquired relaxation salons included in the Company's results of operations for the years ended December 31, 2021, 2020 and 2019 was ¥208,660 thousand, ¥375,148 thousand and ¥799,788 thousand, respectively. The amount of earnings (loss) from the acquired relaxation salons included in the Company's results of operations for the years ended December 31, 2021, 2020 and 2019 was ¥(13,788) thousand, ¥(26,595) thousand and ¥107,145 thousand, respectively. Disclosure of pro forma information is omitted as the information is not easily available.

3.  Property and Equipment, Net

As of December 31, 2021 and 2020, property and equipment, net consist of the following:

	Thousands of Yen
	2021	2020
Leasehold improvements	¥472,872	¥272,756
Vehicles	23,219	9,548
Tools, furniture and fixtures	87,034	37,480
Total	583,125	319,784
Accumulated depreciation and amortization	(158,129)	(83,854)
	¥424,996	¥235,930

Depreciation and amortization expense was ¥80,463 thousand, ¥41,691 thousand and ¥29,557 thousand for the years ended December 31, 2021, 2020 and 2019, respectively.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

For the years ended December 31, 2021, 2020 and 2019 the Company recognized impairment loss of ¥3,165 thousand, ¥36,512 thousand and ¥9,825 thousand for the Relaxation Salon segment on leasehold improvements used in certain relaxation salons, respectively. The Company conducted strategic reviews of its future profitability forecast. Following these reviews, the Company reduced the corresponding estimated future cash flows of these assets and the estimated ability to recover the carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in the impairment charges.

4.  Goodwill and Other Intangible Assets, Net

The components of intangible assets as of December 31, 2021 and 2020 are as follows:

	Thousands of Yen
	2021	2020
Intangible assets subject to amortization:
Software for internal use	¥113,345	¥84,152
Reacquired franchise rights	19,343	17,973
Customer relationship	180,000	―
Trademark	160,000	―
Other	750	750
Total	473,438	102,875
Accumulated amortization	(82,769)	(44,330)
Net carrying amount	390,669	58,545

Intangible assets not subject to amortization:
Trademark	―	38,922
Goodwill	600,329	150,720
Telephone rights	369	148
Total	600,698	189,790
Total intangible assets	¥991,367	¥248,335

The aggregate amortization expense was ¥45,780 thousand, ¥20,599 thousand and ¥16,617 thousand for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, the weighted average amortization period for internal-use software, reacquired franchise rights, customer relationships and trademarks was 4 years, 1 year, 6 years and 10 years, respectively.

The indefinite-lived trademark intangible relates to the relaxation salon segment and was considered abandoned due to the internal reorganization in 2021. The Company recorded an impairment charge for the full carrying value of ¥38,922 thousand in the year ended December 31, 2021. In addition, the Company recorded an impairment loss of ¥145 thousand on reacquired rights of certain relaxation salons in the relaxation segment for the year ended December 31, 2021. The Company conducted strategic reviews of its future profitability forecast. Following these reviews, the Company reduced the corresponding estimated future cash flows of these assets and the estimated ability to recover the carrying amount of the reacquired rights within the period applicable to the impairment determination, resulting in the impairment charges.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

The estimated aggregate amortization expense for other intangible assets for the next five years and thereafter is as follows:

Thousands of Yen
Year ending December 31:
2022	¥76,336
2023	65,756
2024	55,641
2025	41,919
2026	39,570
Thereafter	111,447
Total	¥390,669

The following table shows changes in carrying amount of goodwill for the years ended December 31, 2021, 2020 and 2019:

Thousands of Yen
Balance at December 31, 2019	¥78,282
Acquisitions of relaxation salons*¹	72,438
Balance at December 31, 2020	150,720
Acquisitions of relaxation salons*¹	185,263
Acquisition of SAWAN’s shares*³	110,881
Acquisition of ZACC’s shares*²	167,241
Sale of directly-owned salons, and closure of directly-owned salons	(13,776)
Balance at December 31, 2021	¥600,329
*1	Acquisitions for the years ended December 31, 2021 and 2020 relate to relaxation salon acquisitions in the relaxation salon segment. Refer to Note 2.
*2	Acquisition for the year ended December 31, 2021 relates to ZACC’s shares acquisition in the luxury beauty segment. Refer to Note 2.
*3	Acquisition for the year ended December 31, 2021 relates to SAWAN’s shares acquisitions in the relaxation salon segment. Refer to Note 2.

No impairment losses on goodwill were recognized for the years ended December 31, 2021, 2020 and 2019.

The Company performed a step 1 quantitative assessment for its annual goodwill impairment test on December 31, 2021. Based on the results of the step 1 test, the fair value of the reporting unit exceeded the carrying value and no impairment was recorded. The Company performed a qualitative assessment for its annual goodwill impairment test on December 31, 2020 and December 31, 2019. Based on the results of the qualitative assessment, a step one test was not considered necessary. The fair value of all reporting units was determined using an income approach based upon estimates of future discounted cash flows. Significant judgments and unobservable inputs categorized as Level III in the fair value hierarchy are inherent in the impairment tests performed and include assumptions about the amount and timing of expected future cash flows, growth rates, and the determination of appropriate discount rates. The Company believes that the assumptions used in its annual impairment test are reasonable, but variations in any of the assumptions may result in different calculations of fair values and impairment charges. The impacts of any adverse business and market conditions which impact the overall performance of the Company's reporting units will continue to be monitored. If the Company's reporting units do not achieve the financial performance that the Company expects, it is possible that goodwill impairment charges may result. There can therefore be no assurance that future events will not result in an impairment of goodwill.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

5.  Investments

Equity Method Investments

In December 2019, the Company sold all of its investment in Re.Ra.Ku (Hong Kong) Health Science and Technology Co., Limited, for ¥50,000 thousand, for a gain of ¥559 thousand. As of December 31, 2021, 2020 and 2019, the Company had zero ownership interest in equity method investments.

Investments at Cost

The carrying amount of non-marketable securities are recorded at cost as fair value is not readily determinable. The amount is ¥53,020 thousand and ¥500 thousand as of December 31, 2021 and 2020, respectively. The Company did not recognize any impairment for the year ended December 31, 2021. For the year ended December 31, 2020, impairment charges of ¥5,544 thousand and ¥5,000 thousand were recorded on the Matrix Industries, Inc. and other non-marketable securities, respectively. The Company did not recognize any impairment for the year ended December 31, 2019.

The breakdown of non-marketable securities as of December 31, 2021, 2020 and 2019 are as follows:

	Carrying amount
	Thousands of Yen			Ownership
	2021	2020		2021	2020
Matrix Industries, Inc.	¥52,520	¥	―	0.09%	0.09%
Other	500		500	―	―
Total	¥53,020		¥500

In February 3, 2021 the Company acquired a convertible note from Matrix Industries, Inc. for ¥52,520 thousand.

6.  Borrowings

The Company has borrowings with financial institutions. Some borrowings are secured. As of December 31, 2021, time deposits with an aggregating book value of ¥81,526 thousand are pledged as collateral (the amounts of ¥20,026 thousand and ¥61,500 thousand are included in time deposits and other assets, respectively, in the consolidated balance sheets). Some borrowings are guaranteed by Credit Guarantee Association, a Japanese governmental affiliate agency which supplements private companies with credit. The borrowings accrue interest using fixed interest rates of 0.21% – 3.98%, per annum as of December 31, 2021 and 2020. Debt issuance costs related to these borrowings are immaterial.

The carrying value of the Company’s borrowings as of December 31, 2021 and 2020 are as follow:

	Thousands of Yen
	2021	2020
Borrowings (Due through 2035 with weighted average interest rates of 0.66% as of December 31, 2021, due through 2035 with weighted average interest rates of 1.33% as of December 31, 2020)	¥908,840	¥910,661
Current portion of borrowings	(162,252)	(242,281)
Total borrowings	¥746,588	¥668,380

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

As of December 31, 2021, the carrying value is comprised of the principal amount of ¥913,486 thousand less a fair value valuation discount of ¥4,646 thousand.

As of December 31, 2020, the carrying value is the same as the principal amount of the borrowings of ¥910,661 thousand.

The following is a summary of maturities of borrowings subsequent to December 31, 2021:

Thousands of Yen
Year ending December 31:
2022	¥162,252
2023	99,252
2024	96,918
2025	88,438
2026	94,460
2027 and thereafter	367,520
Total	¥908,840

Parent has long-term borrowings. These borrowings are primarily made under general agreements, which are to provide security and guarantees for present and future indebtedness or to secure a guarantor upon request of the bank, and that the banks shall have the right to offset cash deposits against any debts and obligations that have become due or, in the case of default, against all obligations to the banks. Kouji Eguchi, the representative director and the shareholder of Parent (holds 38.61% of common stock and all Class A common stock as of December 31, 2021) is a guarantor for twelve bank loans on behalf of our Company. As of December 31, 2021, the outstanding amount of loans guaranteed by Mr. Eguchi was ¥314,700 thousand. Kazuyoshi Takahashi, the representative director of ZACC and shareholder of ZACC (holds 26.00% of common stock as of December 31, 2021), is the guarantor for four bank loans on behalf of ZACC, which were borrowed by ZACC from two banks prior to the acquisition of ZACC. As of December 31, 2021, Mr. Takahashi’s guarantee has not been released and the outstanding amount of loans guaranteed by Mr. Takahashi was ¥99,706 thousand. None of the borrowing agreements contain any financial covenants.

7.  Asset Retirement Obligation

Asset retirement obligation primarily consists of estimated costs arising from a contractual obligation to a landlord to remove leasehold improvements from leased properties at the end of the lease contracts for its headquarters and directly-operated salons.

Reconciliation of the beginning and ending amount of asset retirement obligation for the years ended December 31, 2021 and 2020 is as follows:

	Thousands of Yen
	2021	2020
Beginning balance	¥191,192	¥127,411
Liabilities incurred	114,946	80,056
Liabilities settled	(9,316)	(16,870)
Accretion expense	2,172	595
Ending balance	¥298,994	¥191,192

As of December 31, 2021, the amounts of ¥2,593 thousand and ¥296,401 thousand asset retirement obligation are included in other current liabilities and asset retirement obligation, respectively, in the consolidated balance sheets.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

As of December 31, 2020, the amounts of ¥191,192 thousand asset retirement obligation are included in asset retirement obligation, in the consolidated balance sheets.

8.  Leases

The Company mainly leases commercial space for its relaxation salon from external third parties, which are either operated by the Company or a franchisee and also enters into contracts with franchisees subleasing partial spaces of leased properties under the terms and conditions that are substantially the same as the head lease contracts. As of December 31, 2021, 2020 and 2019, the Company had 235, 213 and 220 leased salons, respectively, of which 115, 130 and 165 salons, respectively were subleased.

Operating Leases

Lessee

There are no lease transactions classified as finance leases for the years ended December 31, 2021, 2020 and 2019.

The table below summarizes the components of operating lease costs related to operating leases for the year ended December 31, 2021, 2020 and 2019:

	Thousands of Yen
	2021	2020	2019
Fixed lease cost (a)	¥801,292	¥748,230	¥851,555
Variable lease cost (b)	33,167	24,484	30,901
Short-term cost	38,876	11,669	10,979
Total	¥873,335	¥784,383	¥893,435
(a)	This includes the amount of ¥420,138 thousand, ¥478,225 thousand and ¥580,074 thousand recoverable from sublessees for the years ended December 31, 2021, 2020 and 2019, respectively.
(b)	This includes the amount of ¥17,838 thousand, ¥14,146 thousand and ¥27,606 thousand recoverable from sublessees for the years ended December 31, 2021, 2020 and 2019, respectively.

There are no sale-and leaseback transactions conducted in the years ended December 31, 2021, 2020 and 2019.

Supplementary information on cash flow and other information for leasing activities for the year ended December 31, 2021, 2020 and 2019 are as follows:

	Thousands of Yen
	2021	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	¥881,822	¥797,623	¥375,270
Right-of-use assets obtained in exchange for lease liabilities	917,135	604,703	749,008
Weighted average remaining lease term (in years)	3.2	2.8	3.3
Weighted average discount rate	1.64%	1.45%	1.45%

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to December 31, 2021 are as follows:

Thousands of Yen
Year ending December 31:
2022	¥773,383
2023	490,042
2024	278,068
2025	181,245
2026	112,678
2027 and thereafter	113,935
Total	1,949,351
Less: Interest component	(65,395)
Present value of minimum lease payments	¥1,883,956

The amount of ¥755,219 thousand and ¥1,128,737 thousand of the discounted present value of minimum lease payment are included in current portion of lease liability and lease liability — net of current portion, respectively, in the consolidated balance sheets.

Subleases

The Company leases space from commercial facility landlords which in turn it subleases to certain franchisees of its relaxation salons. Sublease revenues are as follows for the years ended December 31, 2021, 2020 and 2019, and included in franchise revenues:

	Thousands of Yen
	2021	2020	2019
Fixed sublease income	¥420,138	¥478,225	¥580,074
Variable sublease income	17,838	14,146	27,606
Total	¥437,976	¥492,371	¥607,680

Expected future minimum lease collections to be received under non-cancellable subleases subsequent to December 31, 2021 are as follows:

Thousands of Yen
Year ending December 31:
2022	¥328,989
2023	225,351
2024	92,165
2025	45,374
2026	23,279
2027 and thereafter	18,267
Total	¥733,425

There are no lease transactions classified as sale-type leases and direct financing leases for the years ended December 31, 2021, 2020 and 2019.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

9.  Shareholders' (Deficit) Equity

Common stock and Class A common stock

Parent's capital consists of common stock and Class A common stock. On March 29, 2021, the Company held its 21st Ordinary General Meeting of Shareholders, whereby the proposal to amend the Articles of Incorporation to increase the total number of authorized shares was approved. The total number of authorized shares increased to 19,900,000 shares, and the total number of authorized class shares increased to 19,899,999 common shares and one (1) Class A common share.

The same rights are granted to common stock and Class A common stock on the right to claim a dividend and to claim a liquidation distribution.

Class A common stock is entitled to no voting rights at ordinary shareholders’ meetings. However, when Parent makes decisions on the following matters stipulated in laws or regulations or the articles of incorporation that need to be approved by the resolution of the Board of Directors, in addition, Parent needs approval at the Class General Meetings of respective shareholders, which is constituted by the shareholders of Class A common stock.

1.	Subject to a demand for sale of treasury stock from inheritors;
2.	Reverse stock split, stock split, issuance of stock and issuance of stock acquisition right;
3.	Dismissal of Parent's corporate auditor;
4.	Decrease of common stock;
5.	Dividend paid in property other than money;
6.	Change in the articles of incorporation, business transfer, dissolution and liquidation of Parent; and
7.	Organizational change, merger, stock exchange and stock transfer;

All issued Class A common stock are held by Parent's representative director, Kouji Eguchi. The holders of Class A common share can claim anytime to acquire Class A common share at market price.

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

Dividends

Under the Companies Act, companies can pay dividends at any time during the year in addition to the year-end dividend upon resolution at the shareholders’ meeting. The Companies Act permits companies to distribute dividends-in-kind (non-cash assets) to shareholders’ subject to certain limitations and additional requirements. Semiannual dividends may also be paid upon resolution by the Board of Directors. The Companies Act provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

According to the resolutions at the general meetings of shareholders held in December 2015, as Fourth Series of Stock Subscription Rights, stock options to purchase 1,539,500 shares of common stock were granted to the Company's director and the Company's corporate auditor on December 21, 2015. The exercise term of stock options is 8 years commencing from December 22, 2017 and they must hold positions in the Company at the time of exercise to exercise their rights. The stock option's fair value as of grant date was ¥2.45 per share. The exercise price of the stock option is ¥400 per share.

According to the resolutions at the general meetings of shareholders held in December 2015, as Fifth Series of Stock Subscription Rights, stock options to purchase 285,500 shares of common stock were granted to the Company's employees on December 21, 2015. The exercise term of stock options is 8 years commencing from December 22, 2017 and they must be employed by the Company at the time of exercise to exercise their rights. The stock option's fair value as of grant date was ¥2.96 per share. The exercise price of the stock option is ¥400 per share.

According to the resolutions at the general meetings of shareholders held in December 2016, as Sixth Series of Stock Subscription Rights, stock options to purchase 230,000 shares of common stock were granted to the Company's corporate auditor on December 21, 2016. The exercise term of stock options is 8 years commencing from December 22, 2018 and they must hold positions in the Company at the time of exercise to exercise their rights. The stock option's fair value as of grant date was ¥0.67 per share. The exercise price of the stock option is ¥2,000 per share.

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

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

According to the resolutions at the extraordinary general meetings of shareholders held in August 2020, as Ninth Series of Stock Subscription Rights, stock options to purchase 300,000 shares of common stock were granted to the Company’s director, the Company’s corporate auditor, the Company’s employees and outside service providers on October 2, 2020. The amount to be paid in for the stock option was ¥22.00 per share. The exercise term of stock options is 3 years commencing from October 1, 2021 and they must be employed by the Company at the time of exercise to exercise their rights (however, this shall not apply to outside service providers). In addition, the exercise can take place only when the Company achieves an annual consolidated revenue target of ¥3,908,264 thousand under U.S. GAAP in any of our 2020, 2021 or 2022 fiscal years. The stock option’s fair value as of grant date was ¥637.02 per share. The exercise price of the stock option is ¥128 per share.

The Company did not grant any stock options during 2021 and 2019.

Cash received from stock options granted during 2020 was ¥6,750 thousand, which are included within other current liabilities in the consolidated balance sheets until the options vest. As the stock options vested during 2021, the liability for the non-forfeited options was reclassed to additional paid-in capital.

The fair value of the Company’s stock option was estimated on the date of grant using the Black-Sholes option-pricing model that incorporates the assumptions presented below:

Year ended
	2021		2020
Expected term of option (in years)	―		2 –3
Expected volatility	―	%	58.21 – 65.93%
Expected dividend yield	―	%	― %
Risk-free interest rate	―	%	0.17 – 0.19%

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

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

A summary of the activity of the Company's employee stock option plans as of and for the years ended December 31, 2021, 2020 and 2019 is presented below:

		Yen	Years	Thousands of Yen
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
Outstanding at December 31, 2018	549,500	¥1,552	7.6	¥ ―
Forfeited/Expired	(30,000)	800
Outstanding at December 31, 2019	519,500	1,595	6.7	―
Exercisable at December 31, 2019	519,500	1,595	6.7	―
Granted	450,000	752	―
Forfeited/Expired	(290,000)	1,903
Outstanding at December 31, 2020	679,500	905	4.3	531,518
Exercisable at December 31, 2020	229,500	1,205	5.4	123,891
Forfeited/Expired	(79,700)	1,266
Outstanding at December 31, 2021	599,800	857	3.5	192,570
Exercisable at December 31, 2021	599,800	¥857	3.5	¥192,570

For the year ended December 31, 2021, there was ¥ 15,545 thousand of compensation cost recognized for the 8th stock options. As of December 31, 2021, the performance condition for the 9th series stock option was deemed probable and the full compensation cost of ¥ 181,308 thousand for the non-forfeited options was recorded in the year ended December 31, 2021. As of December 31, 2021, there was no unrecognized compensation cost.

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

11.  Segment Information

The Company operates its business in three segments: Relaxation Salon, Digital Preventative Healthcare, and Luxury Beauty, which are based on the organizational structure and information reviewed by the Company's Chief Operating Decision Maker, who is the Chief Executive Officer, to evaluate its operating results and allocation of resources.

The accounting policies of the segments are substantially the same as those described in the significant accounting policies in Note 1.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

Information about operating results and assets for each segment as of and for the years ended December 31, 2021, 2020 and 2019 is as follows:

	Thousands of Yen
		Digital			Corporate
	Relaxation	Preventative	Luxury		and
	Salon	Healthcare	Beauty		elimination		Consolidated
Year ended December 31, 2021
Revenues	¥5,196,540	¥43,965		¥169,320	¥	―	¥5,409,825
Operating income (loss)	699,105	(144,857)		(6,538)		(1,018,297)	(470,587)
Depreciation and amortization	80,917	11,113		10,736		23,477	126,243
Total assets	4,002,005	161,945		701,172		887,939	5,753,061

Year ended December 31, 2020
Revenues	¥3,315,947	¥25,670	¥	―	¥	―	¥3,341,617
Operating loss	(140,866)	(66,100)		―		(539,122)	(746,088)
Depreciation and amortization	32,261	8,007		―		22,022	62,290
Total assets	3,096,094	34,247		―		2,583,125	5,713,466

Year ended December 31, 2019
Revenues	¥3,864,656	¥43,608	¥	―	¥	―	¥3,908,264
Operating income (loss)	279,439	(43,056)		―		(202,033)	34,350
Depreciation and amortization	34,025	4,764		―		7,385	46,174
Total assets	3,346,739	29,565		―		1,381,161	4,757,465

Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate general and administrative expenses and back-office expenses.

Assets attributed to each segment are accounts receivable-trade, net, accounts receivable-other, net, inventories, prepaid expenses, right-of-use asset - operating lease, property and equipment, goodwill, intangible assets, investments, and lease and guarantee deposits. Corporate assets primarily consist of cash and cash equivalents, time deposits, long-term accounts receivable-other, net, deferred tax assets, and property and equipment.

Substantially all revenues are from customers operating in Japan. Geographic information is omitted due to immateriality of revenue and operating income attributable to international operations for the years ended December 31, 2021, 2020 and 2019.

12.  Income Taxes

The following table shows a summary of income taxes for the years ended December 31, 2021, 2020 and 2019:

	Thousands of Yen	Thousands of Yen	Thousands of Yen
	2021	2020	2019
	Total	Total	Total
(Loss) income before income taxes	¥(414,481)	¥(626,689)	¥32,737
Income taxes
Current	24,767	19,745	10,222
Deferred	551,483	(107,264)	5,739
Total	¥576,250	¥(87,519)	¥15,961

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

Parent and its subsidiaries are subject to a number of taxes based on income, in the aggregate resulted in an effective statutory rate of approximately 30.6% for the years ended December 31, 2021, 2020 and 2019.

A reconciliation of the differences between the effective income tax rates reflected in the accompanying consolidated statements of operation and Japanese statutory tax rates for the years ended December 31, 2021, 2020 and 2019 is as follows:

	2021	2020	2019
Statutory tax rate	30.6%	30.6%	30.6%
Increases (reductions) in taxes due to:
Change in valuation allowance	(155.9)	(13.2)	(10.2)
Nondeductible expenses	(1.1)	(0.3)	3.2
Inhabitant tax-per capita*	(3.9)	(3.2)	24.5
Stock-based compensation	(14.5)	―	―
Use of operating loss carryforwards	3.9	―	―
Other-net	1.9	0.1	0.7
Effective income tax rate	(139.0)%	14.0%	48.8%
*

Inhabitants tax is imposed on resident corporations in Japan. It consists of the corporation tax calculated as a percentage of national corporation tax and the per capita levy determined based on capital and the number of employees. For the year ended December 31, 2021, the impact of inhabitant tax per capita on the effective tax rate decreased due to fluctuation of (loss) income before income taxes.

The tax effects of the major items of temporary differences giving rise to the deferred tax assets and liabilities as of December 31, 2021, 2020 and 2019 are as follows:

	Thousands of Yen
	2021		2020	2019
Deferred tax assets:
Accounts receivable-trade		¥13,485	¥13,485	¥13,485
Provision for bad debt		50,551	41,700	50,271
Goodwill		―	―	1,135
Other prepaid expenses - currently not deductible		―	―	54,235
Contract liability		―	154,950	―
Asset retirement obligation		91,552	58,543	39,013
Operating lease liability		576,867	505,601	563,660
Operating loss carryforwards		716,518	484,040	95,490
Other		69,603	60,392	51,485
Gross deferred tax assets		1,518,576	1,318,711	868,774
Valuation allowance		(771,441)	(125,376)	(42,395)
Total deferred tax assets		747,135	1,193,335	826,379

Deferred tax liabilities:
Property and equipment		(65,590)	(32,433)	(18,141)
Goodwill		(15,018)	(4,073)	―
Intangible assets		(101,025)	(15,285)	(6,485)
Right-of-use asset - operating lease		(558,538)	(483,437)	(560,336)
Deferred offering costs		―	―	(17,609)
Advances received		―	(1,311)	(1,303)
Other		(6,964)	(1,205)	―
Total deferred tax liabilities		(747,135)	(537,744)	(603,874)
Net deferred tax assets	¥	―	¥655,591	¥222,505

Valuation allowance for deferred tax assets have increased by ¥646,065 thousand, increased by ¥82,981 thousand and decreased by ¥3,355 thousand for the years ended December 31, 2021, 2020 and 2019, respectively.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

At December 31, 2021, the Company has provided a full valuation allowance against all of its deferred tax assets. The Company considered both positive and negative evidence related to the likelihood of realization of deferred tax assets. In making such assessments, more weight was given to evidence that could be objectively verified. Under this approach the recent cumulative losses are a significant piece of significant negative evidence and was given more weight than projected future income. Based on the Company’s review of this evidence, management believes that a full valuation allowance against all of the Company’s deferred tax assets as of December 31, 2021 is appropriate.

At December 31, 2021, the Company had operating loss carryforwards of ¥2,340,033 thousand, which are available to offset future taxable income. These carryforwards are scheduled to expire as follows:

Operating loss
carryforwards
(Thousands of Yen)
Years ending December 31:
Between 2022 and 2025	¥133,695
Between 2026 and 2029	160,948
2030 and thereafter	2,045,390
Total	¥2,340,033

The Company does not recognize any deferred tax liabilities for undistributed earnings of domestic subsidiaries since dividends from these subsidiaries are not subject to taxation under Japanese tax law.

At December 31, 2021, 2020 and 2019, current unrecognized tax benefit is not material in amount. Even in the next twelve months after the end of 2021, it is unlikely that the total amount would change dramatically.

The penalties and interest expenses related to income taxes are recognized in the consolidated statements of operation as of December 31, 2021, 2020 and 2019, however, the amounts are immaterial.

Parent and its subsidiaries are subject to taxation in Japan and in the local Japanese governments where the Company’s salons or offices are located. As of December 31, 2021, the fiscal year ending December 31, 2016 and subsequent years remain open to examination by the tax authority (National Tax Agency and Tokyo Metropolitan Government).

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

13.  Revenue Recognition

Disaggregation of revenue

For the year ended December 31, 2021and 2020, revenues are disaggregated by revenue stream and reconciled to reportable segment revenues as follows.

	Thousands of Yen
		Digital
		Preventative	Luxury
Revenue Stream*	Relaxation Salon	Healthcare	Beauty	Consolidated
Year ended December 31, 2021
Revenue from directly-operated salons	¥3,278,514	¥ ―	¥169,320	¥3,447,834
Revenue from the sale of directly-owned salons	559,000	―	―	559,000
Franchise fees	199,889	―	―	199,889
Royalty income	209,848	―	―	209,848
Staffing service revenue	263,962	―	―	263,962
Sublease revenue	437,976	―	―	437,976
Other franchise revenues	247,351	―	―	247,351
Other revenues	―	43,965	―	43,965
Total revenues	¥5,196,540	¥43,965	¥169,320	¥5,409,825

	Thousands of Yen
		Digital
		Preventative	Luxury
Revenue Stream*	Relaxation Salon	Healthcare	Beauty		Consolidated
Year ended December 31, 2020
Revenue from directly-operated salons	¥2,026,806	¥ ―	¥	―	¥2,026,806
Franchise fees	175,445	―		―	175,445
Royalty income	179,745	―		―	179,745
Staffing service revenue	254,282	―		―	254,282
Sublease revenue	492,371	―		―	492,371
Other franchise revenues	187,298	―		―	187,298
Other revenues	―	25,670		―	25,670
Total revenues	¥3,315,947	¥25,670	¥	―	¥3,341,617
*

All revenue streams are recognized over time, with the exception of hiring support within other franchise revenues and revenue from the sale of directly-owned salons, which are recognized at a point in time. Revenue related to hiring support was not material in the periods presented.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

Contract balance

Information about receivables and contract liabilities from contracts with customers is as follows:

	Thousands of Yen
	As of	As of
	December 31,	December 31,
	2021	2020	Balance sheet classification
Receivables	¥312,302	¥148,540	Accounts receivable-trade, net

Contract liabilities:
Current	104,182	172,063	Current portion of contract liability
Long-term	239,067	333,978	Contract liability - net of current portion
Total	¥343,249	¥506,041

Prepaid card liability	¥509,355	¥403,229	Advances received

Receivables relate primarily to payments due for royalty income, staffing service revenue and sublease revenue. With respect to the payment term, payment for these revenues is generally collected monthly. As such, no significant finance component has been identified. The receivables balance is presented net of an allowance for expected losses (i.e., doubtful accounts), and are primarily related to receivables from the Company’s franchisees. Refer to “Accounts Receivables – Trade, Net” on Note 1 for details on the components of the receivables balance and the allowance. Contract liabilities primarily represents the Company’s remaining performance obligations under its franchise agreement at the end of the year, for which consideration has been received and revenue had not been recognized, and is generally recognized as revenues ratably over the remaining customer life that the expected services are expected services are expected to be provided. Prepaid card liabilities mainly relate to the unused balance of ReRaKu and SAWAN cards that can be redeemed at company-operated salons for services. Revenue for prepaid cards is recognized and the corresponding liability is reduced as the services are provided. As of December 31, 2021, contract assets under contracts with customers were immaterial and they are included in prepaid expenses and other current assets and other assets in the consolidated balance sheets.

Changes in the Company’s contract liabilities for the year ended December 31, 2021 are as follows:

Thousands of Yen
Contract liabilities
Balance at December 31, 2020	¥506,041
Revenues recognized during 2021 which were included in the contract liabilities balance at December 31, 2020	(201,074)
Remaining amounts at December 31, 2021 which were newly recognized as contract liabilities during 2021	38,282
Balance at December 31, 2021	¥343,249

For the year ended December 31, 2021, there were no revenues recognized under performance obligations which were satisfied for past fiscal years by change of transaction price, etc. Changes in receivables and contract liabilities are primarily due to the timing of revenue recognition, billings and cash collections.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

Transaction price allocated to remaining performance obligations

Estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied as of December 31, 2021 is as follows:

Thousands of Yen
Year ending December 31:
2022	¥104,182
2023	100,357
2024	86,118
2025	42,201
2026	8,734
2027 and thereafter	1,657
Total	¥343,249

14.  Other Comprehensive Income (Loss)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments for the year ended December 31, 2019 are as follows:

	Thousands of Yen
	Before Tax	Tax	Net of Tax
	Amount	Expense	Amount
Year ended December 31, 2019
Foreign currency translation adjustments
Reclassification adjustments for gains and losses realized in net income	¥400	¥(122)	¥278
Other comprehensive income (loss)	¥400	¥(122)	¥278

There were no such amounts recognized for the year ended December 31, 2021 and 2020.

Changes in accumulated other comprehensive income (loss) for the year ended December 31, 2019 are as follows

Thousands of Yen
Foreign currency
translation adjustments
Balance at December 31, 2018	¥(278)
Amounts reclassified from accumulated other comprehensive income (loss)	278
Net change during the year	278
Balance at December 31, 2019	¥ ―

There was no accumulated other comprehensive income (loss) as of December 31, 2021 and 2020 and no changes for the year ended December 31, 2021 and 2020.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

Reclassifications out of accumulated other comprehensive income (loss) for the years ended December 31, 2021, 2020 and 2019 are as follows:

						Affected line items
	Thousands of Yen					in consolidated
	2021		2020		2019	statements of (loss) income
Foreign currency translation adjustments	¥	―	¥	―	¥400	Other – net
		―		―	(122)	Income tax expense
		―		―	278	Net income
Total amount reclassified, net of tax	¥	―	¥	―	¥278

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

Reconciliations of net (loss) income and weighted average number of common shares outstanding used for the computation of basic (loss) earnings per common share for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021		2020		2019
	Common	Class A	Common	Class A	Common	Class A

	(Thousands of Yen)		(Thousands of Yen)		(Thousands of Yen)
Income (Numerator)
Net (loss) income attributable to shareholders of the Company	¥(990,731)	―	¥(539,170)	―	¥17,335	―

Shares (Denominator)	(Number of shares)		(Number of shares)		(Number of shares)
Weighted average common shares outstanding	4,877,404	1	4,024,692	1	3,747,295	1
Effect of dilutive instruments:
Stock options	―	―	―	―	525,007	―
Weighted average common shares for diluted computation	4,877,404	1	4,024,692	1	4,272,302	1

(Loss) earnings per common share attributable to shareholders of the Company	(Yen)		(Yen)		(Yen)
Basic	¥(203.13)	¥(203.13)	¥(133.97)	¥(133.97)	¥4.63	¥4.63
Diluted	¥(203.13)	¥(203.13)	¥(133.97)	¥(133.97)	¥4.06	¥4.06

For periods in which the Company reports net loss, diluted net loss per common share attributable to common shareholders is the same as basic net loss per common share attributable to common shareholders. Options to purchase 599,800 shares and 799,500 shares have been excluded from the diluted net loss per common share attributable to common shareholders calculation for the year ended December 31, 2021 and 2020, respectively because the effect of inclusion would have been anti-dilutive.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

16.  Fair Value of Financial Instruments

Fair value of financial instruments

The estimated fair values of the Company's financial instruments at December 31, 2021 and 2020 are set forth below:

The following summary excludes cash and cash equivalents, time deposits, accounts receivable-trade, accounts receivable-other, investments, long-term accounts receivable-other, lease and guarantee deposits, current portion of borrowings, accounts payable-trade, accrued expenses, mandatorily redeemable noncontrolling interests, deposit received and operating lease liability for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 5.

	Thousands of Yen
	2021		2020
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Borrowings - net of current portion	¥(746,588)	¥(759,185)	¥(668,380)	¥(644,499)

The following methods and assumptions are used to estimate the fair value in the above table.

Borrowings

The Company's borrowings instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar borrowings instruments of comparable maturity. The classification of levels is fully described in Note 17.

Assumptions used in fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information available and details of the financial instruments. These estimates are practically conducted by the Company which involve uncertainties and matters of significant judgment; therefore, these cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

Level 3

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity's own assumptions about the assumptions that market participants would use in establishing a price.

The only asset or liability to be measured at fair value on a “recurring” basis during 2021 related to the mandatorily redeemable noncontrolling interest as part of the ZACC acquisition in October 2021, which is considered a level 3 input. As of December 31, 2021, the carrying value approximated the fair value due to the short timeframe before redemption and there were no other adjustments during the year. The Company subsequently purchased the shares related to the noncontrolling interest in January 2022. There were no assets or liabilities to be measured at fair value on "recurring" basis during 2020 and 2019.

Long-lived assets and liabilities that have been measured at fair value on "nonrecurring" basis include leasehold improvements, right-of-use assets — operating lease, trademark, and reacquired franchise rights. Assets and liabilities measured at fair value on "nonrecurring" basis as of December 31, 2021, 2020 and 2019 are as follows:

	Thousands of Yen
						Impairment
	Level 1		Level 2		Level 3	loss
Year ended December 31, 2021
Assets
Leasehold improvements	¥	―	¥	―	¥359,376	¥3,165
Right-of-use asset - operating lease		―		―	1,824,095	20,979
Trademark		―		―	153,458	38,922
Reacquired franchise rights		―		―	8,639	145
Total	¥	―	¥	―	¥2,345,568	¥63,211

Year ended December 31, 2020
Assets
Leasehold improvements	¥	―	¥	―	¥213,314	¥36,512
Right-of-use asset - operating lease		―		―	1,578,828	69,989
Total	¥	―	¥	―	¥1,792,142	¥106,501

Year ended December 31, 2019
Assets
Leasehold improvements	¥	―	¥	―	¥161,330	¥9,825
Right-of-use asset - operating lease		―		―	1,829,968	34,721
Total	¥	―	¥	―	¥1,991,298	¥44,546

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

The Company's primary business is the operations of Relaxation Salons. It regularly conducts reviews of past performances and future profitability forecast for individual Salons. Based on the evaluation, if the Company determines that the Salon assets are impaired and not fully recoverable, it reduces the carrying amounts of the Salon's long-lived

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

assets to the estimated fair value. Fair value is determined based on income approach using Level 3 inputs under ASC 820 Fair Value Measurement. The income approach is calculated using projected future (debt-free) cash flows that are discounted to present value. The future cash flows are based on the estimates made by management concerning forecast of sales, operating expenses and operating profit and loss, etc. with due consideration of industry trend and market circumstances, business risks and other factors, adjusted by market participants assumptions, if different from the Company's assumptions. These cash flows are then discounted at the reporting unit's calculated weighted average cost of capital ("WACC") of 11.3% - 21.0%. The discount rate (WACC) takes into consideration the characteristics of relevant peer companies, market observable data, and company-specific risk factors. Because of changing market conditions (i.e., rising interest rates and/or less marketplace demand), it is reasonably possible that the estimate of expected future cash flows may change resulting in the need to adjust our determination of fair value in the future.

For the year ended December 31, 2021, the Company recognized impairment loss of ¥24,289 thousand on leasehold improvements, right-of-use asset — operating lease and reacquired franchise rights directly related to certain relaxation salons. The Company conducted strategic reviews of its future profitability forecast for the salons. Following these reviews, the Company reduced the corresponding estimated future cash flows of these assets and the estimated ability to recover the carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in the impairment charges. The company also recognized an impairment loss of ¥38,922 thousand related to the Bell Epoque trademark. As a result of the Company’s internal reorganization in July 2021, the Company will no longer use the trademark.

For the year ended December 31, 2020, the Company recognized impairment loss of ¥106,501 thousand on leasehold improvements and right-of-use assets — operating lease directly related to certain relaxation salons. The Company conducted strategic reviews of its future profitability forecast for the salons. Following these reviews, the Company reduced the corresponding estimated future cash flows of these assets and the estimated ability to recover the carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in the impairment charges.

For the year ended December 31, 2019, the Company recognized impairment loss of ¥44,546 thousand on leasehold improvements and right-of-use assets — operating lease directly related to certain relaxation salons. The Company conducted strategic reviews of its future profitability forecast for the salons. Following these reviews, the Company reduced the corresponding estimated future cash flows of these assets and the estimated ability to recover the carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in the impairment charges.

18.  Commitments and Contingencies

Operating leases

The Company mainly in addition to its headquarters facility, leases salon spaces from external third parties, which are either directly-operated salons or franchised salons. Refer to Note 8 "Leases" and Note 7 "Asset Retirement Obligation" for details on the components of operating lease costs and future minimum lease payments under non-cancellable leases and asset retirement obligation, respectively.

Borrowings

The Company has borrowings that are primarily made under general agreements. Refer to Note 6 Borrowings for future debt payments.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

19.  Related Party Transactions

Transactions with the Company's representative director

The interest received on the short-term loans from Kouji Eguchi, the representative director and the shareholder of Parent (holds 48.05% of common stock and all Class A common stock as of December 31, 2019), was ¥189 thousand for the year ended December 31, 2019, which is included under interest income in the consolidated statements of operation. The balance was repaid in full in 2020. Mr. Eguchi is also the guarantor with respect to some of the Company’s borrowings. See Note 6, “Borrowings” for more detail.

Transactions with the Company’s director

Akira Nojima, Parent’s independent director, is the sole owner of Kabushiki Kaisha No Track.

As of December 31, 2021 and 2020, the outstanding accrued expenses to Kabushiki Kaisha No Track are ¥110 thousand and ¥110 thousand (included in accrued expenses). The Company paid consulting fees of ¥600 thousand, ¥600 thousand and ¥600 thousand (included in selling, general and administrative expenses) to Kabushiki Kaisha No Track, in the years ended December 31, 2021, 2020 and 2019, respectively.

Tomoya Ogawa, Parent's independent director and the shareholder of the Company (holds 0.58%, 0.59% and 0.71% of common stock as of December 31, 2021, 2020 and 2019 respectively), is the sole owner of Kabushiki Kaisha LTW.

As of December 31, 2021 and 2020, the outstanding accrued expenses to Kabushiki Kaisha LTW are ¥330 thousand and ¥110 thousand (included in accrued expenses). The Company paid consulting fees of ¥3,000 thousand, ¥1,200 thousand and ¥1,200 thousand (included in selling, general and administrative expenses) to Kabushiki Kaisha LTW, in the years ended December 31, 2021, 2020 and 2019, respectively.

Kazuyoshi Takahashi, the representative director of ZACC and the shareholder of ZACC is the guarantor with respect to some of the Company’s borrowings. See Note 6, “Borrowings” for more detail. Mr. Takahashi also underwrote the Company’s corporate bond of JPY50,000 thousand issued on May 10, 2022. The maturity date was August 15, 2022 at an annual interest rate of 5% without any collateral. On August 15, 2022, he underwrote the Company’s second corporate bond of JPY40,000 thousand to be matured on December 31, 2022, with all the other conditions substantially the same as the first bond.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

Transactions with the Company's corporate auditor

Osamu Sato, Parent's corporate auditor and the shareholder of Parent (holds 0.36%, 0.36% and 0.44% of common stock as of December 31, 2021, 2020 and 2019 respectively), is the president and representative director of Ebis 20 Co., Ltd.

As of December 31, 2021 and 2020, the outstanding accrued expenses to Ebis 20 Co., Ltd are ¥110 thousand and ¥110 thousand (included in accrued expenses). The Company paid consulting fees of ¥1,200 thousand, ¥1,200 thousand and ¥1,200 thousand (included in selling, general and administrative expenses) to Ebis 20 Co., Ltd in the years ended December 31, 2021, 2020 and 2019, respectively.

20.  Subsequent Events

Acquisition of Remaining ZACC shares

The remaining shares of ZACC were transferred to the Company on January 1, 2022 for ¥148,000 thousand. Refer to Note 2 for more detail.

Receipt of Nasdaq Notification Regarding Minimum Market Value Deficiency

On January 18, 2022, the Company received a written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is not in compliance with the minimum market value requirement set forth in Nasdaq Listing Rules for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum market value of US$35 million and Nasdaq Listing Rule 5810(c)(3)(C) provides that a failure to meet the minimum market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of the Company from November 23, 2021 to January 14, 2022, the Company no longer meets the minimum market value requirement. The Notification Letter did not impact the Company’s listing on The Nasdaq Capital Market at that time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until July 18, 2022, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, the Company’s market value must exceed US$35 million for a minimum of 10 consecutive business days. The Company’s business operations were not affected by the receipt of the Notice.

On April 19, 2022, Nasdaq issued a notice to the Company which announces that Nasdaq has determined that for 10 consecutive business days, from April 10, 2022 to April 19, 2022, the Company’s market value of listed securities has been US$35,000,000 or greater. Accordingly, the Company has regained compliance with the Rule and the matter was now closed.

On June 29, 2022, the Company received a second Notification Letter from Nasdaq, notifying the Company that it is not in compliance with the minimum market value requirement set forth in Nasdaq Listing Rules for continued listing on The Nasdaq Capital Market. Based on the market value of the Company from May 9, 2022 to June 28, 2022, the Company no longer meets the minimum market value requirement. The Notification Letter did not impact the Company’s listing on The Nasdaq Capital Market at that time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until December 27, 2022, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, the Company’s market value must exceed US$35 million for a minimum of 10 consecutive business days. The Company’s business operations were not affected by the receipt of the Notice.

Potential deficiency in the net asset required for Issuer of Prepaid Cards “Re.Ra.Ku Cards”

One of the requirements for Issuers of prepaid cards under the Settlement Act is to maintain the net asset of the issuer being more than JPY100 million (based on Japanese GAAP). As of December 31, 2021, the Company’s net assets

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

have fallen below JPY100 million under JGAAP on a standalone basis. The Company has recently reported the issue to the Kanto Local Financial Bureau and is currently in consultation with the regulatory authority to potentially receive any administrative guidance. See “Item 4. Regulations Governing Prepaid Cards” for more detail.

Issuance of a corporate bond

On May 10, 2022, the Company issued a corporate bond to help with short-term capital needs and received proceeds of ¥50,000 thousand based on the face value of the bond. The maturity date of the corporate bond is August 15, 2022. The corporate bond was redeemed in a lump sum on August 15, 2022, the maturity date.

On August 31, 2022, the Company issued a corporate bond to help with short-term capital needs and received proceeds of ¥40,000 thousand based on the face value of the bond. The maturity date of the corporate bond is December 31, 2022.

Mr. Takahashi, the representative director of ZACC, underwrote both of the Company’s corporate bonds.  See Note 19, “Related Party Transactions” for more detail.

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

2.2	Specimen American Depositary Receipt of the Registrant, included as Exhibit A in Exhibit 4.1 to Form F-1 (File No. 333-250762), filed on December 22, 2020 and incorporated herein by reference.

2.3	Description of Securities, filed as Exhibit 2.3 to the Company’s Form 20-F filed on May 17, 2021 and incorporated herein by reference.

8.1	List of Subsidiaries of the Registrant, filed as Exhibit 21.1 to Form F-1 (File No. 333-250762) filed on December 22, 2020 and incorporated herein by reference.

11.1	Code of Ethics and Business Conduct of the Registrant, filed as Exhibit 11.1 to the Company’s Form 20-F filed on May 17, 2021 and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
+	Portions of this exhibit indicated by asterisks have been omitted because the Registrant has determined they are not material and would likely cause competitive harm if publicly disclosed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEDIROM Healthcare Technologies Inc.

November 14, 2022	By:	/s/ Fumitoshi Fujiwara
	Name:	Fumitoshi Fujiwara
	Title:	Chief Financial Officer and Director