Form 20-F
period 2022-12-31
Medirom Healthcare Technologies Inc.
filed 2023-05-30
CIK 1819704

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Yes ☐ No ☒

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

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

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

Our functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or“¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥131.810 = US$1.00, which was the foreign exchange rate on December 30, 2022 as reported by the Board of Governors of the Federal Reserve System (which we refer to as the “U.S. Federal Reserve”) in weekly release on January 3, 2023. Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

Summary Risk Factors

Investing in our company involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our company. These risks include the following:

Risks Related to Our Company and Our Business

Risks and uncertainties related to our Company and our business include, but are not limited to, the following:

●	We may not achieve our development goals, which could adversely affect our operations and financial results;

●	We are implementing new growth strategies, priorities and initiatives and any inability to execute and evolve our strategy over time could adversely impact our financial condition and results of operations;
●	Sale of our salons could depend heavily on a number of factors, and as a result, our annual revenue from salon sales may vary from year on year;
●	We are actively expanding mainly in Japan and overseas markets, and we may be adversely affected if Japanese and global economic conditions and financial markets deteriorate;
●	We have experienced growth in our Digital Preventative Healthcare Segment, however we may not achieve or sustain profitability;
●	Our system-wide relaxation salon base is geographically concentrated in the Tokyo metropolitan area of Japan, and we could be negatively affected by conditions specific to that region;
●	Our success depends substantially on the value of our brands;
●	The failure to enforce and maintain our trademarks and protect our other intellectual property could materially adversely affect our business, including our ability to establish and maintain brand awareness;
●	We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders’ ownership interests;
●	If we fail to obtain necessary funds for our operations, we will be unable to maintain and improve our services, other businesses, and technology, and we will be unable to develop and commercialize our services, other businesses, and technologies;
●	Our level of indebtedness could materially and adversely affect our business, financial condition and results of operations;
●	Our outstanding debt agreements may limit our flexibility in operating and expanding our business;
●	We depend on key members of our management and advisory team and will need to add and retain additional leading experts;
●	We may suffer losses from liabilities or other claims if our services cause harm to customers;
●	Our prepaid cards are heavily regulated under Japanese law and violations of the relevant law could subject us to sanctions;
●	If we or our franchisees face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected;
●	We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks such as COVID-19, political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures;
●	As we expand our businesses internationally, we will become subject to foreign laws and regulations, and we could be adversely affected by violations of these laws as well as the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws; and
●	There is a risk that we will be a passive foreign investment company (which we refer to as "PFIC") for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder.

Risks Related to Our Relationships with Franchisees

Risks and uncertainties related to our relationships with franchisees include, but are not limited to, the following:

●	The financial performance of our franchisees can negatively impact our business;
●	We have limited control with respect to the operations of our franchisees, which could have a negative impact on our business;
●	We rely on franchise agreements that could be breached and may be difficult to enforce, which could result in franchisees improperly managing relaxation salons;
●	We rely in part on the financial health of our franchisees. If we do not screen and monitor them appropriately, it could adversely affect our operations and financial results if they experience financial hardship;
●	Franchisee turnover could affect our ability to recruit new franchisees;
●	Premature termination of franchise agreements can cause losses;
●	The interests of our franchisees may conflict with ours in the future and we could face liability from our franchisees or related to our relationship with our franchisees; and
●	We are subject to various Japanese laws that may affect our relationship with our franchisees.

Risks Related to Our Industry

Risks and uncertainties related to our industry include, but are not limited to, the following:

●	We are vulnerable to changes in consumer preferences and economic conditions that could harm our business, financial condition, results of operations and cash flow;
●	We may not be able to compete successfully with other relaxation salon businesses, which could materially and adversely affect our results of operations; and
●	We face significant competition and continuous technological change.

Risks Related to Ownership of the ADSs

Risks and uncertainties related to our ownership of the American Depositary Shares (the “ADSs”) include, but are not limited to, the following:

●	We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common shares and ADSs may be less attractive to investors;
●	As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers;
●	ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we must meet the Nasdaq Capital Market’s continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of our ADSs, which could make it more difficult for us to sell securities in a financing and for you to sell your ADSs.

●	Our Chief Executive Officer owns a “golden share” with key veto rights, thereby limiting a shareholder’s ability to influence our business and affairs;
●	The requirements of being a U.S. public company may strain our resources and divert management’s attention;
●	If we fail to maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud;
●	We cannot assure you that the ADSs will remain liquid or that it will remain listed on NASDAQ;
●	The price of the ADSs may fluctuate substantially; and
●	We do not intend to pay dividends on our common shares for the foreseeable future.

Risks Related to Japan

Risks and uncertainties related to Japan include, but are not limited to, the following:

●	We are incorporated in Japan, and it may be more difficult to enforce judgments against us that are obtained in courts outside of Japan;
●	Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results; and
●	Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

General Risk Factors

Other general risk factors include, but are not limited to, the following:

●	Third party claims with respect to intellectual property assets, if decided against us, may result in competing uses or require adoption of new, non-infringing intellectual property, which may in turn adversely affect sales and revenues; and
●	Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

Risks Related to Our Company and Our Business

We may not achieve our development goals, which could adversely affect our operations and financial results.

Our number of relaxation salons was 312 as of December 31, 2022, which remained the same as of December 31, 2021. We opened 11 new salons and closed 11 salons during 2022. We intend to continue our growth either through developing additional directly-operated salons or through new salon development by acquisition, both in existing markets and in new markets, particularly in Japan. Such rapid development involves substantial risks, including the risk of:

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

Sale of our salons could depend heavily on a number of factors, and as a result, our annual revenue from sale of salons may vary from year on year.

In December 2021, we began implementation of our new strategy to sell certain of our owned salons to investors and charge management fees from such sold salons. We have increased our revenue from salon sales from JPY559 million (US$4.2 million) for the year ended December 31, 2021 to JPY1,123 million (US$8.5 million) for the year ended December 31, 2022. However, our revenue from salon sales will depend on a number of factors including the interest of potential investors, financial market conditions, available interest rates, and expected return of other comparable types of investments, none of which we will have control over. In addition, our management fees from the sold salons will depend on the actual contractual terms subject to our negotiation with potential investors in the future.

Furthermore, our ability to successfully implement this strategy will depend on our ability to maintain highly profitable salons, revitalize less profitable salons, and otherwise keep salons inventory in good level. The failure to continue to implement this growth strategy will adversely affect our business, financial condition and results of operations.

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

We have experienced growth in our Digital Preventative Healthcare Segment, however we may not achieve or sustain profitability.

Over 85% of our revenue is generated in Japan from the Relaxation Salon Segment. Our Digital Preventative Healthcare Segment, such as applications Lav® supporting the Specific Health Guidance Program and our MOTHER Bracelet®, has shown a gradual growth over the years, generating a total revenue of JPY386 million (US$2.9 million) for the fiscal year 2022, as compared to a total revenue of JPY44 milllion (US$0.3 million) for 2021. However, we cannot guarantee that these businesses or any other businesses we develop will achieve or increase market acceptance. The degree of market acceptance of our businesses will depend on a number of factors, including the competitive landscape and the adequacy and success of distribution, sales and marketing efforts. Customers, third party payors or advertisers in general may be unwilling to accept, utilize or recommend any of our businesses.

Furthermore, the manufacturing of our MOTHER Bracelet® involves a number of third parties, including patent license, and we may be adversely affected by business relationships with such third parties or their financial soundness. In particular, the self-charging functionality of our MOTHER Bracelet® is derived from the core semiconductor provided by Matrix Industries, Inc. (“Matrix”), a startup based in California, United States. In addition, we currently rely on third party manufacturer in Japan to manufacture MOTHER Bracelet®. Should a natural disaster, a labor strike, or any other accident or incident occur at the factory or the manufacturer significantly increase the assembly price, our sales or profitability could be adversely affected. As a result, we are unable to predict the extent of future losses or the time required to achieve profitability in that business unit, if at all.

Our system-wide relaxation salon base is geographically concentrated in the Tokyo metropolitan area of Japan, and we could be negatively affected by conditions specific to that region.

Approximately 55.5% of our directly-operated and franchised relaxation salons are located in the Tokyo metropolitan area of Japan as of December 31, 2022. Adverse changes in demographic, unemployment, economic, regulatory or weather conditions or natural disasters affecting the Kanto region of Japan have had, and may continue to have, material adverse effects on our business. As a result of our concentration in this market, we have been, and in the future may be, disproportionately affected by these adverse conditions compared to other chain relaxation salons with a greater national footprint.

In addition, our competitors could open additional relaxation salons in Kanto region of Japan, which could result in reduced market share for us and may adversely impact our profitability.

We also plan to expand our relaxation salons business in Kansai region in western Japan. We opened three new salons in Kansai region during 2022 and intend to continue exploring more business opportunities in that region. However, there can be no assurance that our growth strategy to geographically expand the business will be successful.

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

We regard our trademarks, trade secrets, know-how, and similar intellectual property as critical to our success. We have registered 38 trademarks as of December 31, 2022, and other names and logos used by our Company as trademarks with the Japan Patent Office, two of which are registered with the U.S. Patent and Trademark Office and one of which is registered with the China National Intellectual Property Administration. Our principal intellectual property rights include the trademark “Re.Ra.Ku. ®”, which is our core brand, and the standard character trademark “MOTHER Bracelet®”, copyrights in our website and mobile applications content for MOTHER Bracelet® and Lav®, rights to our domain name https://medirom.co.jp, and https://mother-bracelet.com, trade secrets and know-how with respect to our training, servicing, sales and marketing and other aspects of our business, and our digital innovations such as the MOTHER application and Lav® application. The success of our business strategy depends on our continued ability to use our existing intellectual property in order to increase brand awareness and develop our branded services. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded services to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in Japan or outside Japan in relevant foreign countries will be adequate. In addition, in light of our intention to expand internationally, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of Japan. If any of our trademarks, trade secrets or other intellectual property are infringed, our business, financial condition and results of operations could be materially adversely affected.

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

The total principal outstanding under our credit facilities as of December 31, 2022 was JPY751,318 thousand (US$5,700 thousand) on a consolidated basis. Additionally, we issued corporate convertible bonds in the aggregate amount of JPY500,000 thousand (US$3,793 thousand) to Kufu Company Inc., a Japanese company, in December 2022. Our indebtedness could have significant effects on our business, such as:

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

As of December 31, 2022, we had a total of 18 loans with five Japanese financial institutions for an aggregate principal amount of JPY751,318 thousand (US$5,700 thousand) on a consolidated basis. None of the loan agreements contain any material financial covenants, although certain of the government-sponsored loans set a limit on the total loan amount we may borrow from other government-sponsored lenders. However, eight of the loan agreements have our Chief Executive Officer as a personal guarantor of such debt obligations of our Company. In addition, Kazuyoshi Takahashi, the representative director of ZACC Kabushiki Kaisha (“ZACC”), is also a guarantor with respect to three out of five corporate loans of ZACC. If we release our Chief Executive Officer or Mr. Takahashi from such a guarantor burden, the lenders may request us to provide them with alternative collateral and/or seek additional negative covenants on the existing loan agreements. This could limit our discretion to invest, utilize, and/or dispose of our assets for business.

In addition, we issued corporate convertible bonds in the aggregate amount of JPY500,000 thousand (US$3,793 thousand) to Kufu Company Inc., a Japanese company, in December 2022. The bonds are unsecured, accrue interest at a rate of 5.0% per annum, payable on June 30, 2023 and semi-annually thereafter, and will mature on December 28, 2027, unless earlier redeemed or converted. At any time between the six-month anniversary date of December 28, 2022 (which may be earlier in case of the limited event provided for in the indenture) and before the close of business on December 28, 2027, Kufu Company Inc., as the bond holder, may convert the bonds at its option, in whole or in part, into our common shares. The bond holder may also exercise its put option to demand the redemption of the bonds by us, in whole or in part, any time after the six-month anniversary date of December 28, 2022. If Kufu Company Inc. elects to convert the bonds into our common shares or demand redemption of the bond prior to the maturity date, our cash flows and financial condition could be materially adversely affected.

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

Furthermore, one of the requirements for issuers of prepaid cards under the Settlement Act is to maintain net assets of not less than JPY100 million based on Japanese GAAP. As of December 31, 2022, our net assets have fallen below JPY100 million based on Japanese GAAP on a standalone basis. In early 2022, we failed to meet such standard but were able to recover subsequently. We have recently reported this matter to the Kanto Local Financial Bureau and are currently in consultation with the regulatory authority for administrative guidance. If we fail to show a persuasive plan to rectify the situation in the foreseeable future, our registration granted as the issuer of the prepaid cards may be revoked and we may be required to refund any unused prepaid card balance to customers who have purchased the prepaid cards.

If we or our franchisees face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected.

Labor is a primary component in the cost of operating our directly-operated and franchised relaxation salons. As of December 31, 2022, we had 411 employees on a full-time basis, 520 employees on a part-time basis, and 48 employees on a fixed-term basis. Most of our employees are therapists who provide services at our directly-operated salons and franchised salons. If we or our franchisees face labor shortages or increased labor costs because of increased competition for employees, higher employee-turnover rates, or increases in the relevant minimum wage, change in employment status standards, or other employee benefits costs (including costs associated with health insurance coverage or workers' compensation insurance), our and our franchisees' operating expenses could increase, and our growth could be adversely affected.

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

While the Omicron variant had a continuously negative impact on us in the first quarter from January to March 2022, we have shown signs of normalization in our business in the rest of 2022. We believe our relaxation salons may return to ordinary operations at the pre-COVID-19 level soon. However, the risk of a resurgence still exists, and if that happens, our business could be materially adversely affected by government-driven or voluntary closure of workplaces and public spaces, the general public’s reluctance or inability to commute on public transportation, shop, or enjoy outdoor leisure activities, and other COVID-related measures and restrictions.

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

A non-U.S. corporation, such as our Company, is classified as a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation's gross income is passive income. "Passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, cash will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our Furthermore, because we may value our goodwill based on the market price of the ADSs, a decrease in the market price of our ADSs may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year.

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

Approximately 36.2% of our relaxation salons were franchised locations as of December 31, 2022. We derive revenues associated with our franchised locations from royalty fees and other fees to franchised locations. Our financial results are therefore dependent in part upon the operational and financial success of our franchisees. We have established operational standards and guidelines for our franchisees; however, we have limited control over how our franchisees' businesses are run. While we are responsible for ensuring the success of our entire system of relaxation salons and for taking a longer-term view with respect to system improvements, our franchisees have individual business strategies and objectives, which might conflict with our interests. Our franchisees may not be able to secure adequate financing to continue operating their relaxation salons. If they incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, our franchisees could experience financial distress or even bankruptcy. If a significant number of franchisees become financially distressed, it could harm our operating results through reduced royalty revenues, and the impact on our profitability could be greater than the percentage decrease in the royalty revenues. Closure of franchised relaxation salons would reduce our royalty revenues and could negatively impact margins, because we may not be able to reduce fixed costs which we continue to incur.

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

In our Digital Preventative Healthcare Segment, if our competitors develop and commercialize services faster than we do or develop and commercialize services that are superior to ours, our commercial opportunities will be reduced or eliminated. The extent to which any of our services achieve market acceptance will depend on competitive factors, many of which are beyond our control. Competition in the relaxation and health technology industries is intense. Our main competitors in the Specific Health Guidance Program, promoted by the Ministry of Health, Labor and Welfare of Japan, include SOMPO Health Support Inc,, Benefit One Inc., and FitsPlus Inc.

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

ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we must meet the Nasdaq Capital Market’s continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of our ADSs, which could make it more difficult for us to sell securities in a financing and for you to sell your ADSs.

ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we are required to meet the continued listing requirements of the Nasdaq Capital Market and other Nasdaq rules, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price and certain other corporate governance requirements. In particular, we are required to maintain at least $35 million market value of listed securities requirement set forth in Nasdaq Listing Rule 5550(b)(2).

As previously disclosed in a report on Form 6-K filed with the SEC on December 30, 2022, we received a written notice from Nasdaq’s Listing Qualifications Department notifying us that, based upon our non-compliance with the $35 million market value of listed securities requirement set forth in Nasdaq Listing Rule 5550(b)(2) as of December 27, 2022, our ADSs were to be suspended from trading on and delisted from Nasdaq. On January 3, 2023 we requested a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal the delisting determination, which hearing was granted and held on February 16, 2023. On March 15, 2023, we received a written notice from the Panel granting our request for continued listing on Nasdaq until May 1, 2023, subject to evidencing compliance by such date with the net income standard set forth in Nasdaq Listing Rule 5550(b)(3), which requires a minimum net income from continuing operations of $500,000 in the most recently completed fiscal year or two of the last three most recently completed fiscal years. On April 28, 2023, we received a written notice from the Panel granting our request for an extension until May 19, 2023 to demonstrate compliance with the net income standard. On May 2023, we received a written determination from the Panel granting our request for a further extension until May 30, 2023 to demonstrate compliance with the net income standard, and a written notice from Nasdaq notifying us that we were not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) due to the delay in the filing of this Annual Report. Our net income for the year ended December 31, 2022 is $1.1 million, as included in the audited consolidated financial statements included elsewhere in this Annual Report. While we expect to regain compliance with the Nasdaq listing standards, there is no assurance that we will remain in compliance with the listing requirements of Nasdaq in the future. We cannot guarantee that any actions we take to prevent future non-compliance or to regain compliance with Nasdaq’s listing requirements in the future will be successful.

If we do not meet these continued listing requirements, our ADSs could be delisted. Delisting of our ADSs from the Nasdaq Capital Market would cause us to pursue eligibility for trading on other markets or exchanges, or on the pink sheets. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, our ADSs would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. There can be no assurance that our ADSs, if delisted from the Nasdaq Capital Market in the future, would be listed on a national securities exchange, a national quotation service, the Over-The-Counter Markets or the pink sheets. Delisting from the Nasdaq Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our common shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. Additionally, the threat of delisting or a delisting of our ADSs from the Nasdaq Capital Market could reduce the number of investors willing to hold or acquire our common shares, thereby further restricting our ability to obtain equity financing, and it could reduce our ability to retain, attract and motivate our directors, officers and employees. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ADSs.

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

In connection with the preparation of our financial statements for the fiscal year ended December 31, 2022, we have identified several material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. As of and for the fiscal year ended December 31, 2022, we have identified material weaknesses in our financial reporting related to the following:

●	delay in updating the group level accounting policies. We are still in the process of updating our group level accounting policies to conform to the latest accounting standards under the U.S. GAAP). As such, we have not disseminate these policies on a timely basis.
●	lack of segregation of duties for sufficient review or approvals in the financial reporting process. In particular, we identified a lack of segregation of duties for the financial reporting process in ZACC, a subsidiary which the Company acquired in 2021.
●	lack of evidence for reviews and approvals. Even in the situation where the appropriate person reviewed or approved the information prepared by staff, no or insufficient evidence has been recorded.
●	lack of adequate control designs and operations over financial reporting for new businesses, such as for the sales and purchase processes in connection with our MOTHER Bracelet®, as well as the acquisition process of salons from our franchisees and the sales processes of our own branded salons to investors.

We have already taken some steps and have continued to implement measures to remediate the material weaknesses identified, including but not limited to, (i) updating and designing the group level accounting policies to be disseminated to our Company including our subsidiaries, (ii) providing more internal resources and educating our contractors to design and implement sufficient review and approval processes, (iii) designing business process that includes sufficient internal controls for the new businesses such as MOTHER Bracelet®, as well as the acquisitions and sales of our own branded salons.

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

As of December 31, 2022, we had an aggregate of 596,750 common shares issuable upon exercise of outstanding stock options, at a weighted average exercise price of JPY857 (US$7.44) per share. If and when these options are exercised for our common shares, the number of common shares outstanding will increase. Such an increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for the ADSs, and the market price of the ADSs.

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

There can be no assurance that third parties will not assert infringement or misappropriation claims against us, or assert claims that our rights in our trademarks, patents and other intellectual property assets are invalid or unenforceable. Any such claims could have a material adverse effect on us or our franchisees if such claims were to be decided against us. If our rights in any intellectual property were invalidated or deemed unenforceable, it could permit competing uses of intellectual property which, in turn, could lead to a decline in relaxation salon, Digital Preventative Healthcare business, and other revenues. If the intellectual property became subject to third party infringement, misappropriation or other claims, and such claims were decided against us, we may be forced to pay damages, be required to develop or adopt non-infringing intellectual property or be obligated to acquire a license to the intellectual property that is the subject of the asserted claim. There could be significant expenses associated with the defense of any infringement, misappropriation, or other third-party claims.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We and our franchisees rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our relaxation salons. We use Amazon’s AWS as our cloud service provider. Our and our franchisees’ operations depend upon our and our franchisees’ ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems, network infrastructure, or AWS cloud servers that cause an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, or a material network breach in security of these systems as a result of cyber-attack or any other failure to maintain a continuous and secure cyber network could further result in substantial harm, or in delays in customer service and reduce efficiency in our and our franchisees’ operations. This could include the theft of our intellectual property or trade secrets, or the improper use of personal information or other “identity theft.” While we utilize our personnel, as well as a variety of hardware and software, to monitor our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful. Any such claim, proceeding or action by a regulatory authority, or any adverse publicity resulting from these allegations, could adversely affect our business and results of operations.

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

On May 6, 2021, we acquired control of SAWAN CO. LTD. (“SAWAN”) by purchasing 100% ownership interest of SAWAN for cash. As a result, “Ruam Ruam”, which is a luxury relaxation salon brand held by SAWAN, has become part of the Company’s directly-operated salons.

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

As of December 31, 2022, we had the following subsidiaries: JOYHANDS WELLNESS Inc., Wing Inc., Bell & Joy Power Partners, Inc., SAWAN, ZACC, and Medirom Human Resources Inc.

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

As of December 31, 2022, the Relaxation Salon Segment has 312 locations across Japan, located within the country’s major cities. Our customer management system is a cloud-based customer relationship management system which we use to record all customer data and which facilities reservation, point-of-sale and business intelligence functions. Our salons are generally located in metro stations/subways, shopping malls, plazas and high-traffic streets. The Relaxation Salon Segment is our core business and accounted for ¥6,016 million (US$45.6 million), or approximately 86.0 % of our total revenue for the year ended December 31, 2022 and ¥5,197 million (US$39.4 million), or approximately 96.1% of our total revenue for the year ended December 31, 2021.

The Luxury Beauty Segment consists of ZACC, our high-end hair salon, which accounted for ¥595 million (US$4.5 million), or approximately 8.5% of our total revenue for the year ended December 31, 2022, and ¥169 million (US$1.3 million), or approximately 3.1% of our total revenue for the year ended December 31, 2021. This increase was primarily due to full-year consolidation of ZACC’s revenue in 2022, while only revenues between October 1, 2021 and December 31, 2021 were consolidated in 2021.

The Digital Preventative Healthcare Segment mainly consists of the following operations: government-sponsored Specific Health Guidance program, utilizing our internally-developed on-demand health monitoring smartphone application, Lav®; our MOTHER Bracelet® for fitness applications; and preventative healthcare services utilizing our experienced nutritionists and health nurses. The Digital Preventative Healthcare Segment is a growing business line and accounted for ¥386 million (US$2.9 million), or approximately 5.5% of our total revenue for the year ended December 31, 2022, and¥44 million (US$0.3 million), or less than 1% of our total revenue for the year ended December 31, 2021.

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

Relaxation Salon Segment

The Relaxation Salon Segment is the core of our business consisting of directly-operated salons (including salons which we sold to third party investors who then outsource the management of such salons back to us) as well as franchised relaxation salons in Japan. Our salon locations cover major cities throughout Japan, with strong market presence in the Tokyo metropolitan area, which includes Tokyo, Kanagawa and Saitama. According to the Survey on Basic Resident Registration System as of January 1, 2020, by the Ministry of Internal Affairs and Communications, the population (registered residents) of the Tokyo metropolitan area was estimated to be 36.7 million, making it the most populous metropolitan area in the world. According to the 2022 Yano Report issued by Yano Research Institute, one of the leading market research firms (the “Yano Report”), in terms of the number of salons, we are one of the top three companies, on a consolidated basis, in the Kanto region (Tokyo, Kanagawa, Saitama, Chiba, Gunma, Ibaraki and Tochigi), and in the top four nationwide.

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

Our salons operate under several brand names. Our core brand is Re.Ra.Ku®. Our salons are generally located in metro stations/subways, shopping malls, plazas and high-traffic streets. On average, our salons measure approximately 723 square feet (which excludes data from salons in spa facilities and salons where the franchisees have direct contracts with the landlords) and contain a reception area and treatment space. A typical salon under the Re.Ra.Ku® brand is staffed by six relaxation therapists.

Since our founding in 2000, we have steadily increased the number of Re.Ra.Ku®-branded salons. We intend to continue to grow our salon business over time through both organic growth, including acquisition and turnaround of underperforming franchised salons, and opportunistic acquisition and consolidation of competitor salons. As of December 31, 2022, we had 312 salons in operation throughout Japan under all of our brands. However, the rate of growth of our Re.Ra.Ku®-branded salons in recent years has slowed down due to our shift in focus on the acquisition of third-parties’ salons.

Our largest source of revenue derives from our directly-operated salons. Revenue from operating our directly-operated salons accounted for 61.5% of our consolidated revenue for the year ended December 31, 2022. Revenue from our franchise business consists of recurring franchise royalty, franchise membership fees, staffing services fees, sublease revenue and other franchise revenues and accounted for 16.7% of our consolidated revenue for the year ended December 31, 2022. As part of our new growth strategy, we have sold, and plan to continue to sell, certain of our owned salons to investors and charge management fees from such sold salons. Our revenue from salon sales accounted for 16.1% of our consolidated revenue for the year ended December 31, 2022.

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

In December 2008, we began issuing prepaid cards, called the Re.Ra.Ku® Card, to relaxation salon customers. Users of the Re.Ra.Ku® Card can continuously use and replenish the card at most of our Company's relaxation salons. The customer receives rewards on a tiered basis, so the more the customer spends on the Re.Ra.Ku® Card, the greater the reward that can be used at Re.Ra.Ku® locations. In addition, following the acquisition of SAWAN, we started to issue another line of prepaid cards, called the Free Pass, which can be used at Ruam Ruam branded salons. As of December 31, 2022, the aggregate prepaid amounts by customers on the Re.Ra.Ku® Cards and the Free Pass were approximately JPY507 million (US$3.8 million), partially as a result of our seasonal promotions. Except for limited circumstances, the prepaid amounts on the Re.Ra.Ku® Card and the Free Passes are generally non-refundable.

Market

Most of our relaxation salons are located in the Kanto region of Japan. Kanto is commonly considered the economic and political center of Japan, and includes cities such as Tokyo, Yokohama, and Saitama, among other large cities and prefectures. According to the Statistics Bureau of Japan, as of October 1, 2022, the population of Kanto was 43.5 million, which accounted for 34.8% of the total population of Japan (124.9 million). According to the 2022 Yano Report, in terms of the number of salons, we are one of the top three companies, on a consolidated basis, in the Kanto region (Tokyo, Kanagawa, Saitama, Chiba, Gunma, Ibaraki and Tochigi) and in the top four nationwide.

Our mid-term goal is to have 1,000 salons nationwide and become the number one salon network in Japan. In addition, we may pursue opportunities to acquire similar businesses in the United States and Southeast Asia subject to favorable terms.

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

Franchises

As of December 31, 2022, 113 of our 312 salons were operated by franchisees. We strive to ensure that each of our franchise locations meets the same quality and customer service standards as our directly-operated locations in order to preserve the consistency and reliability of our brand and earn the trust of our customers.

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

Recruiting and Training

As a complement to our salons, we also operate Re.Ra.Ku® College (which we refer to as the "College"). The flagship College is located in the Odaiba area in Tokyo. The College offers continuing training for franchise owners, home office staff, and salon staff, covering topics such as customer service, salon operations, and relaxation techniques. The College also provides training for students who wish to become qualified as "Relaxation Therapists", which is a private qualification granted by the Association of Japan Relaxation Industry, an industry group for relaxation services providers. In addition, franchise owners, salon managers and relaxation therapists engage in recurring monthly education at the College. We do not charge students any fees for the training provided at the College. However, upon completion of the initial training program, we assist students with obtaining employment at our franchised salons in exchange for a fixed monthly payment from the franchise owners. We also employ students at our directly-operated salons. The College enables us to implement and promote our corporate culture and mission and we believe it helps improve job satisfaction and employee retention.

To be admitted into the College, students must pass a qualification check and an interview. This initial qualification program consists of 41 courses that typically extend for a month. The curriculum used at the College teaches 126 skills to students via a combination of live training and online videos. Although there is no qualification requirement for a therapist in Japan, students have to pass this initial qualification program before working at our salons. Currently, our Company has College campuses in Tokyo, Nagoya and Osaka.

Luxury Beauty Segment

Our new Luxury Beauty Segment mainly consists of the management and operations of the high-end hair salon brands under ZACC. We acquired 60% of the ownership interest in ZACC in October 2021 and the remaining 40% of the ownership interest in ZACC in January 2022. Revenue contributed by ZACC branded salons was JPY594,761 thousand (US$4,512 thousand) for the year ended December 31, 2022.

Digital Preventative Healthcare Segment

Our Digital Preventative Healthcare Segment consists of the following businesses.

Specific Health Guidance Program via Lav(R) Application (ToB).  We serve small businesses, large corporations, and government entities in their implementation of health and wellness programs as outlined by the Ministry of Health, Labor and Welfare of Japan's Specific Health Guidance Program. Japan is confronting a super-aging society, as well as inflation of medical expenses from the increasing number of fatal diseases, such as diabetes, heart attack and stroke. To tackle this nationwide issue, the government initiated the Specific Health Guidance Program in April 2008. In this program, 40-through-74-year-old people who have received a diagnosis alerting lifestyle diseases at a health check-up are requested by a doctor to take a series of courses that are tailored to reduce the risk of developing certain lifestyle diseases. Because Japanese citizens and permanent residents are required to maintain health insurance through government or employer sponsored programs, it is generally the health insurance providers' responsibility to have participants take the courses if they are requested to do so. By partnering with a number of health insurance providers, we provide support to connect those who need to take the courses with health care professionals via our on-demand health monitoring application for smartphones called Lav®. We charge fees to health insurance providers, depending on how many participants take the program and which type of program is taken. A portion of these fees is subsidized by the Japanese government.

Lav® Application (ToC). We launched an upgraded version of Lav® as a B2C application in July 2021. The updated Lav® application offers menus such as detox, weight control, and exercise programs. On this consumer version of the Lav® application, we also currently engage our in-house therapists as coaches to provide guidance and feedback through the app. We also plan to focus on increasing the sales of the Lav® program by targeting our existing customers at the salon locations.

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

The agreement grants us exclusivity as to third parties in the Asia territory, except for certain prior contractual obligations of Matrix, for use of their thermoelectric power module and software in our MOTHER Bracelet® wearable device for one year following receipt of the sample product, or end of 2022, whichever is earlier. On December 8, 2022, the exclusivity agreement was extended to December 31, 2024.

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

Our Digital Preventative Healthcare Segment is entering into a growth phase. We have entered into contracts with 59 corporate insurance associations for our Specific Health Guidance Program provided by Lav®, our on-demand training app, as of December 31, 2022. We also provided lifestyle improvement programs via Lav® for people under 40 years of age, and have entered into service agreements with seven corporate insurance associations as of December 31, 2022. In addition, we launched an upgraded version of Lav® as a subscription-based B2C application on July 1, 2021. The updated Lav® application offers menus such as detox, weight control, and exercise programs. We launched a crowdfunding campaign for individual consumers in July 2021 and started shipping of MOTHER Bracelet® to those customers in March 2022. In 2022, we delivered a total of 12,362 units of MOTHER Bracelet®, which generated a total of JPY340,289 thousand (US$2,582 thousand) in sales revenue. We hope that our diverse health related services and products offering will help us collect and manage healthcare data from users and customers and enable us to become a leader in big data in the healthcare industry.

Customers

Specific Health Guidance Program.   Although we have developed an on-demand health monitoring application, this business sector has not adopted a subscription business model to date. We charge fees to health insurance providers, depending on how many participants take the program and which type of program is taken. We plan on continuing to grow both provider count (including corporate sponsors, insurance providers, and government entities) as well as the end-participant pool (which are end users under our Lav® application). Our B2C Lav® application has not adopted a subscription business model and charges fees for fixed-term health coaching services to date.

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

MOTHER Bracelet®.  Our MOTHER Bracelet® is designed to monitor and collect the health data of the wearer and can work seamlessly with our Lav® application and most of the other health monitoring applications that are available on the market. We also offer a Software Development Kit, or SDK, to our partners for their application or software development convenience. Furthermore, we are developing and plan to operate a centralized monitoring system specific to nursing care businesses utilizing MOTHER Bracelet®. The system is designed to notify facility managers and family members when it detects abnormal health-related signs and signals on the wearers. In September 2022, we have entered into a business alliance agreement with L-Care Co., Ltd, a subsidiary of Longlife Holding Co., Ltd., a provider of various home-based nursing care and heath care services (“L-Care”). We have launched trial operations with L-Care in October 2022. As of December 31, 2022, we have sold 10,000 units of MOTHER Bracelet® in connection with our engagement with L-Care.

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

Organic Growth in the Japanese Market.  According to the 2022 Yano Report, in terms of the number of salons, we are one of the top three companies, on a consolidated basis, in the Kanto region (Tokyo, Kanagawa,

Saitama, Chiba, Gunma, Ibaraki and Tochigi), and in the top four nationwide. The total number of relaxation salons under major brands in Japan, according to the 2022 Yano Report, was 2,944, with the largest operator having 613 salons. We believe that the Japanese market has capacity for approximately 1,000 of our salons in the future, based upon our assessment of suitable real estate that fits the underwriting requirements for our business. We aim to achieve this capacity goal through a combination of franchising, direct ownership, and our new salon sales and management contract model. We also plan to expand our relaxation salons business in Kansai region in western Japan. We opened three new salons in Kansai region in 2022 and intend to continue exploring more business opportunities in that region. If we are able to achieve this goal, we believe that we would then have the largest salon network in Japan.

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

Update of Business Model. Currently, Wing Inc. (fka Bell Epoc Wellness, Inc.), our wholly owned subsidiary, manages a majority of our relaxation salon operations, excluding those located in spa facilities or under “Ruam Ruam” brand. While we continue to grow the total number of our franchised salons, we expect to become more selective in new franchise salon owners. In the fourth quarter of 2021, we started a new business model under which we sell our directly-owned salons to third-party investors and enterd into service Agreements to manage the operation of the salons on behalf of the inventers. Under this model, we are entitled to a contingent fee equal to 80 to 90% of the amount of profit that exceeds 6% to 8% investment yield on the purchase price of each purchased salon. We believe this model will maximize the return on capital investment in our relaxation salon segment, accelerate salon openings by reinvesting the proceeds from the sales of salons, improve operational efficiency by focusing on salon operations, and generate additional income from the salons that were sold to investors and are under our management. As of December 31, 2022, 31 investor-owned salons are under our management, as compared to 12 salons as of December 31, 2021.

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

Marketing and Advertising Strategy. We conduct most of our marketing and advertising on our website and through print advertisements in magazines. In addition, our salons are strategically located in areas near train stations and shopping centers that are advertising and marketing drivers. Furthermore, in addition to our effort to improve margins at our relaxation salons, we will enhance our digital marketing initiatives to increase revenue, including launching our brands’ smart phone apps to retain our repeat customers and improve the frequency of customer visits. The Re.Ra.Ku® application, which is specialized app for our relaxation salons, was released in October 2022. The application has accumulative 74,061 downloads as of the end of December 2022, and 8.5% of all reservations at our relaxion salons are made through the application in December 2022.

Healthtech Strategy.  We plan to invest in and grow the Digital Preventative Healthcare Segment with a higher margin. We intend to increase the number of Lav® users via the Specific Health Guidance Program promoted by the Ministry of Health, Labor and Welfare of Japan. In addition, we expect to expand the billing user base for the upgraded Lav® application. We also intend to accelerate the production of our MOTHER Bracelet® . We are actively expanding revenue streams from MOTHER Bracelet® in both B2B and B2C domains. We are now ramping up our sales efforts and developing a centralized monitoring system that allows hospitals and nursing home operators to remotely monitor health data of their patients or residents using the MOTHER Bracelets® on the condition that such patients or residents would agree to sharing their personal health data with their healthcare or health service providers. We are currently conducting trials with patients using nursing care services. We believe no other wearable device manufacturer or service provider supplies such a product comparable to MOTHER Bracelet®, which enables our business customers to collect data from a large number of customers through a centralized monitoring system. However, health data generated from other devices (e.g. Apple Watch, Garmin, Fitbit, etc.) are only available in the device itself and smartphone applications linked to the individual subscribers due to their closed SDK policy.

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

Employee Satisfaction.  We employ a majority of our therapists on a salaried basis, rather than a commission-based contractor model normally used in the industry. High turn-over rate and difficulty in hiring skilled labor are challenges facing the relaxation industry. We have invested culturally and economically to create a career progression for our therapists so they will stay and grow with our Company. We believe that our industry-leading employee satisfaction levels contributed to employees’ high morale, which is evidenced by the fact that we were awarded the Grand Prix for the relaxation sector’s top therapist and best salon award in Japan in 2019, as well as the Semi-Grand Prix for the individual therapist and the Grand Prix for the best salon award in 2021. This is particularly important as high turnover reduces or disrupts available investment in capital because of the costs associated with hiring and training new employees. We continue to optimize our working environment for therapists in an effort to improve morale, productivity and a long-term orientation to their work and status within the Company.

Re.Ra.Ku® College.  We believe we own one of the largest in scale and best in-class education and training facilities for relaxation therapists in the Japanese relaxation industry, which enables us to provide continuous training to our franchise owners and salon staff, as well as continuous direct access to a pool of newly trained and job-ready staff. We focus on providing constant trainings and learning opportunities to our therapists to ensure the quality of our services is consistent throughout our salons. Our Company requires a higher threshold of training before allowing trainees to work with our clients in our salons. We find that this rigorous skill training system better prepares our students and has proven effective for our salons. We provide 54-hour training programs. Each training module can be taken randomly, rather than in a series, for the trainees' convenience. Moreover, we provide the follow-up training courses, based on which we evaluate and grade the practitioners' skills. We believe this is a different approach from certain of our competitors, who tend to utilize practitioners on a contract basis. Our training package enables our therapists to improve their treatment skills continuously and, importantly, to maintain high morale.

Specific Health Guidance Program (via Lav® Application (ToB)).  As a leading provider of holistic health services, we have been engaged in the government-initiated program, Specific Health Guidance Program, for the use of our on-demand health monitoring application, Lav®. As a government (Ministry of Health, Labour and Welfare)-subsidized program, participating companies need to maintain quality controls. Partners and service providers are vetted and must adhere to standards that are established by each of the health insurance providers. This business is currently entering into a growth phase. We have entered into contracts with 59 corporate insurance associations for its Specific Health Guidance Program provided via Lav®, as of December 31, 2022.

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

The Specific Health Guidance Program provides continual support in multiple sessions over three months or longer. An action plan is prepared with the guidance of the specialists such as doctors, health nurses, and nutritionists, and provides motivational support to improve their daily habits that are related to each individual’s heath. We have engaged several experienced nutritionists and healthcare professionals as designated coaches by entering into service agreements for this purpose. These therapists and nutritionists help provide an integrated bodywork (physical body), encouragement and inspiration (mental), and dietary guidelines (metabolic/diet). Specialists provide regular, continual support for efforts to improve living habits over a period of three months or longer.

Lav® Application (ToC). We launched an upgraded version of Lav® application for BtoC in July 2021. The updated Lav® application offers menus such as detox, weight control, and exercise programs. For this consumer version of the Lav® application, we are engaging more in-house therapists as coaches with the aim of increasing their income. We are also focused on increasing the sales of the Lav® program targeting our existing customers at the salon locations. We believe that Lav® application is unique in that it provides a comprehensive support and guidance for not only nutrition but also exercise and sleep based on physician-supervised methods. We have advantages in securing sufficient number of coaches as needed since we can recruit our existing therapists to be coaches for such purposes.

MOTHER Bracelet®.   Our MOTHER Bracelet® fitness device is designed to track and collect the user’s health data, such as calorie consumption, activity and sleep patterns. MOTHER Bracelet® records user’s activities, sleep duration and pattern, body temperature, and heart rate continuously without the need for re-charging. We have also developed MOTHER application, which synchronizes with MOTHER Bracelet® and allows users to access such records.

We believe our MOTHER Bracelet® is the only fitness tracker that requires no electric charging as it will utilize innovative technology such as Gemini TEG (Thermoelectric Generator) and Mercury Boost Converter to enable the user's body heat to generate electricity. We are not aware of any other wearable devices equipped with NFC currently in the market with equivalent capabilities at this time.

We are actively expanding revenue streams from MOTHER Bracelet® in both B2B and B2C fields. We are now ramping up our sales efforts and developing a centralized monitoring system that allows hospitals and nursing home operators to remotely monitor health data of their patients or residents with MOTHER Bracelets®. We are currently conducting trials with patients receiving nursing care services.

In 2022, we sold a total of 12,362 units MOTHER Bracelet® , and generated a total revenue of JPY 340,289 thousand (US$ 2,582 thousand) from such sales.

MOTHER Bracelet® is unique in its SDK (Software Development Kit) open policy. By making the SDK publicly available, we allow and encourage software and hardware developers to customize the management of healthcare data for their own purposes. We are building this data management platform to serve the various lifestyles of users. We are planning to upgrade the device for the medical field by incorporating the requests from medical institutions in the future.

Our standard character trademark application for MOTHER Bracelet® was approved and registered by the Japan Patent Office in February 2022. Our applications to register MOTHER Bracelet logo are currently pending with the Japan Patent Office.

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

Employees

As of December 31, 2022, we had 411 employees on a full-time basis, 520 employees on a part-time basis, and 48 employees on a fixed-term basis. Most of our employees are directly employed by our wholly-owned subsidiary, Medirom Human Resources Inc. Our Company is not currently, and has not in the past, been unionized. As such, neither we nor our franchisees are required to engage in collective bargaining procedures with any unions under Japanese labor laws.

We do not use contract employees hired by any third-party agencies in the relaxation salon. Our employees are paid on a salary basis. We also offer various incentive programs which vary based on the employment status. Our new incentive program, which became effective on July 1, 2022, aims to reward those who make continuous efforts to improve their skills and performance and raise the overall quality level of the employees.

Property and Equipment

As of December 31, 2022, we have 312 relaxation salons, each of which is leased at train and subway stations, shopping malls, plazas, and high-traffic streets throughout Japan. We invest in leasehold improvement, equipment, and furniture in our directly-operated salons. The terms and conditions of the lease arrangements varies by agreement.

Our corporate headquarters are located at 2-3-1 Daiba, Minato-ku, Tokyo, Japan. The term of our lease for this location was renewed on December 1, 2022 for an additional term of two years. Our Re.Ra.Ku® College is annexed to our corporate headquarters, and we also have branch school locations in Nagoya and Osaka.

Intellectual Property

To establish and protect our proprietary rights, we rely on a combination of trademarks, confidentiality policies and procedures, non-disclosure agreements with third parties, employee non-disclosure agreements, and other contractual and implicit rights worldwide. We have 38 registered trademarks as of December 31, 2022, and other names and logos used by our Company as trademarks with the Japan Patent Office, two of which are registered with the U.S. Patent and Trademark Office and one of which is registered with the China National Intellectual Property Administration. Our principal intellectual property rights include the trademark “Re.Ra.Ku. ®”, which is our core brand, and the standard character trademark “MOTHER Bracelet®”, copyrights in our website and mobile applications content for MOTHER Bracelet® and Lav®, rights to our domain name https://medirom.co.jp and https://mother-bracelet.com, trade secrets and know-how with respect to our training, servicing, sales and marketing and other aspects of our business, and our digital innovations such as the MOTHER application and Lav® application. The success of our business strategy depends on our continued ability to use our existing intellectual property in order to increase brand awareness and develop our branded services. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded services to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in Japan or outside Japan in relevant foreign countries will be adequate. In addition, in light of our intention to expand internationally, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of Japan. If any of our trademarks, trade secrets or other intellectual property are infringed, our business, financial condition and results of operations could be materially adversely affected.

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

Legal and Administrative Matters

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

Nasdaq Notification Letters

On January 18, 2022, the Company received a written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it was not in compliance with the minimum market value requirement set forth in Nasdaq Listing Rules for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum market value of $35 million and Nasdaq Listing Rule 5810(c)(3)(C) provides that a failure to meet the minimum market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of the Company from November 23, 2021 to January 14, 2022, the Company no longer met the minimum market value requirement. The Notification Letter did not impact the Company’s listing on The Nasdaq Capital Market at that time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until July 18, 2022, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, the Company’s market value must exceed $35 million for a minimum of 10 consecutive business days. The Company’s business operations were not affected by the receipt of the Notification Letter.

On April 19, 2022, Nasdaq issued a notice to the Company stating that Nasdaq has determined that for 10 consecutive business days, from April 10, 2022 to April 19, 2022, the Company’s market value of listed securities was $35,000,000 or greater. Accordingly, the Company has regained compliance with the Rule.

On June 29, 2022, the Company received a second written notification letter (the “Second Notification Letter”) from Nasdaq, notifying the Company that it was not in compliance with the minimum market value requirement set forth in Nasdaq Listing Rules for continued listing on The Nasdaq Capital Market. Based on the market value of the Company from May 9, 2022 to June 28, 2022, the Company no longer met the minimum market value requirement. The Second Notification Letter did not impact the Company’s listing on The Nasdaq Capital Market at that time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until December 27, 2022, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, the Company’s market value must exceed $35 million for a minimum of 10 consecutive business days. The Company’s business operations were not affected by the receipt of the Second Notification Letter.

On December 28, 2022, the Company received a written notice from Nasdaq, notifying the Company that, based on the Company’s non-compliance with the $35 million market value of listed securities requirement set forth in Nasdaq Listing Rule 5550(b)(2) as of December 27, 2022, the Company’s American ADSs, representing common shares of the Company, were to be suspended from trading on and delisted from Nasdaq, subject to notice of appeal. On January 3, 2023, the Company requested a hearing before a Nasdaq Hearing Panel (the “Panel”) to appeal the delisting determination, which hearing was granted and held on February 16, 2023. For more information, see also “Risk Factors—Risks Related to Ownership of the ADSs—ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we must meet the Nasdaq Capital Market’s continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of our ADSs, which could make it more difficult for us to sell securities in a financing and for you to sell your ADSs” and “—Subsequent Event—Nasdaq Hearing” below.

Subsequent Event

10-b5-1 Share Repurchase Plan

On January 19, 2023, COZY LLC (“COZY”), a company owned and controlled by Kouji Eguchi, the CEO and controlling shareholder of our Company, entered into a stock repurchase plan (the “Plan”) with a U.S. investment bank, for the purchase, from time to time during the period commencing on February 13, 2023 and ending on March 31, 2023 in accordance with the terms of the Plan, of up to JPY50 million of the ADSs. On January 18, 2023, our Board of Directors approved the Plan. The Plan was made in accordance with Rules 10b5-1 and 10b-18 of the Securities Exchange Act of 1934, as amended.. The timing and manner of the purchases and the price and amount of ADSs to be purchased would depend on a number of factors, including without limitation, market price of ADSs, general market and economic conditions, applicable legal requirements and other price, market, volume and timing constraints specified in the Plan, and there was no assurance that any ADSs would be purchased under the Plan at all. All purchases of ADSs made under the Plan were funded by Mr. Eguchi personally. As of March 31, 2023 when the Plan ended, a total of 22,543 ADSs (representing a total purchase price of approximately JPY19.0 million) was purchased by COZY under the Plan.

Nasdaq Hearing

On March 15, 2023, we received a written notice from the Panel granting our request for continued listing on Nasdaq until May 1, 2023, subject to evidencing compliance by such date with the net income standard set forth in Nasdaq Listing Rule 5550(b)(3), which requires a minimum net income from continuing operations of $500,000 in the most recently completed fiscal year or two of the last three most recently completed fiscal years. On April 28, 2023, we received a written notice from the Panel granting our request for an extension until May 19, 2023 to demonstrate compliance with the net income standard. On May 23, 2023, we received a written determination from the Panel granting our request for a further extension until May 30, 2023 to demonstrate compliance with the net income standard, and a written notice from Nasdaq notifying us that we were not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) due to the delay in the filing of this Annual Report. Our net income for the year ended December 31, 2022 is $1.1 million, as included in the audited consolidated financial statements included elsewhere in this Annual Report. As such, we expect to regain compliance with the Nasdaq Listing Rules 5550(b)(3) and 5250(c)(1). For more information, see also “Risk Factors—Risks Related to Ownership of the ADSs—ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we must meet the Nasdaq Capital Market’s continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of our ADSs, which could make it more difficult for us to sell securities in a financing and for you to sell your ADSs.”

Net Assets Requirements Related to Our “Re.Ra.Ku Cards”

One of the requirements for issuers of prepaid cards under the Settlement Act is to maintain net assets of not less than JPY100 million based on Japanese GAAP. As of December 31, 2022, our net assets have fallen below JPY100 million based on Japanese GAAP on a standalone basis. In early 2022, we failed to meet such standard but were able to recover subsequently. On March 20, 2023, we reported this matter to the Kanto Local Financial Bureau and are currently in consultation with the regulatory authority for administrative guidance. If we fail to show a concrete plan to rectify the situation in the foreseeable future, our registration granted as the issuer of the prepaid cards may be revoked and we may be required to refund any unused prepaid card balance to customers who have purchased the prepaid cards. See “—Regulations Governing Prepaid Cards” below for more detail.

For further information regarding these subsequent events, please see Note 19: Subsequent Events to our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 included elsewhere in this annual report.

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

The Japan Fair Trade Commission (which we refer to as the “JFTC”) enforces the Antimonopoly Act and other Japanese antitrust laws. The JFTC issued the “Guidelines Concerning the Franchise System Under the Antimonopoly Act” on April 24, 2002 (last amended on April 28, 2021) (which we refer to as the “Guidelines”), under which the JFTC suggests that, prior to entering into a franchise relationship, a franchisor should adequately disclose and explain material trade terms to a potential franchisee in order to prevent any misunderstanding of the material trade terms, and to prevent such potential franchisee from being misled or improperly induced into entering into such franchise relationship. Material trade terms include terms relating to the following:

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

Regulations Governing Prepaid Cards

We began issuing our prepaid Re.Ra.Ku® Cards to relaxation salon customers starting in December 2008. Re.Ra.Ku® Card users can continuously use and also replenish the card at our relaxation salons. Prepaid cards are generally considered “prepaid payment methods” (which we refer to as “PPMs”) under the Act on Settlement of Funds (Act No. 59 of 2009) (which we refer to as the “Settlement Act”). PPMs are regulated under the Settlement Act so long as there is a possibility that the cards could be valid for a period of more than six months. The Re.Ra.Ku® Cards currently do not have expiration dates and therefore are regulated under the Settlement Act.

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

The Re.Ra.Ku® Card can be used at salons operated by our franchisees, which are considered third parties for the purposes of the Settlement Act. As such, we are considered a Public Use PPM Provider. A Public Use PPM Provider must file an application with the Kanto Local Financial Bureau and be allowed for a registration to issue PPM cards. On September 30, 2016, we were allowed for our registration from the Kanto Local Financial Bureau.

A PPM Provider typically holds a certain amount of its customers’ cash in the form of prepaid amounts on the cards that have not yet been exchanged for goods or services. The total of such amounts for all customers of a PPM Provider is referred to as the “Outstanding Amount.” A Public Use PPM Provider is required to maintain deposits of at least half of its Outstanding Amount at the local Legal Affairs Bureau (although other arrangements are possible), in order to ensure that there are adequate funds for the card holders who are effectively loaning their money to the Public Use PPM Provider through their purchase of the prepaid card. At the end of March and September each year, the Public Use PPM Provider must calculate its Outstanding Amount and deposit half that amount at the Legal Affairs Bureau within two months. In the following year, if the Outstanding Amount has increased, the Public Use PPM Provider must pay the difference between such Outstanding Amount and the amount deposited with the Legal Affairs Bureau. We made our initial deposit of our Outstanding Amount with the Legal Affairs Bureau on November 28, 2016, in the amount of JPY125,261 (US$950 thousand), and made additional deposits and adjustments with each semi-annual reporting.

For the semi-annual reporting period ending September 30, 2022, we made a deposit payment of JPY 57,820 thousand (US$439 thousand) on December 30, 2022. Since the deposit payment was made one month late from the deadline, we made a separate filing of the detailed report for missing the deadline, and attended the hearing conducted by the Kanto Local Financial Bureau on March 7, 2023. After filing the report and attending the hearing, our responses were accepted by the authority and the matter was closed.

One of the requirements for issuers of prepaid cards under the Settlement Act is to maintain net assets of not less than JPY100 million based on Japanese GAAP. As of December 31, 2022, our net assets have fallen below JPY100 million based on Japanese GAAP on a standalone basis. In early 2022, we failed to meet such standard but were able to recover subsequently. On March 20, 2023, we reported the matter to the Kanto Local Financial Bureau and are currently in consultation with the regulatory authority for administrative guidance. If we fail to show a concrete plan to rectify the situation in the foreseeable future, our registration granted as the issuer of the prepaid cards may be revoked and we may be required to refund any unused prepaid card balance to customers who have purchased the prepaid cards.

Given the heavy burden imposed on us as a Public Use PPM Provider, our board of directors has begun discussions on shifting from the current prepaid card model to the issuance of tickets that expire within six months after purchase. Under this model, we believe we will no longer be classified as a Public Use PPM Provider. Therefore, we are considering ways to reduce the amount of new issuance and gradually shift towards a new system that will not be subject to the Settlement Act.

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

We obtained the “PrivacyMark” certification in Japan in July 2022. “PrivacyMark” is a certification which is given to enterprises that take appropriate measures to protect personal information. The “PrivacyMark” System was established by the Japan Information Processing Development Corporation (JIPDEC) in April 1998, and the “PrivacyMark” is certified and granted by JIPDEC as well as other designated organizations. Such private enterprises are granted the right to display "PrivacyMark" in the course of their business activities. The system is in compliance with Japan Industrial Standards (JIS Q 15001: [Personal Information Protection Management System - Requirements]). This “PrivacyMark” certification is highly valued and provides credibility. Therefore, it is often required by our business associates in the Digital Preventative Healthcare Segment, including health insurance providers, hospitals, and nursing homes. We will continue to take necessary actions in order to maintain this certification.

C.Organizational Structure

Our principal operating subsidiaries at December 31, 2022 are as follows:

	Jurisdiction	Percentage Interest Held
Bell & Joy Power Partners Inc.	Japan	100%
WING Inc.	Japan	100%
JOYHANDS WELLNESS Inc.	Japan	100%
Medirom Human Resources Inc.	Japan	100%
SAWAN CO. LTD.	Japan	100%
ZACC Kabushiki Kaisha	Japan	100%

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

We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our fiscal year ends on December 31 and references to fiscal years 2020, 2021, and 2022 are to the fiscal years ended December 31, 2020, 2021 and 2022, respectively. In accordance with Instruction 6 to Item 5 of Form 20-F, we are omitting from this annual report a discussion of our results of operations for fiscal year 2020. For a discussion of our results of operations for the fiscal year ended December 31, 2020compared with the fiscal year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” from our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, as filed with the SEC on November 14, 2021.

Overview

Our principal business is to own, develop, operate, manage, and support relaxation salons through franchising, through direct ownership of such salons, or through selling salons to investors and managing such salon operations on behalf of the investors, throughout Japan. We seek to be the leading provider of relaxation and bodywork services in the markets we serve and to become the most recognized brand in our industry through the steady and focused expansion of relaxation salons in key markets throughout Japan and potentially abroad.

As of December 31, 2022, we and our franchisees operated 312 salons, of which 168 were operated as Company-owned salons, 113 were operated by our franchisees, and 31 were investor-owned salons which the Company operated on their behalf. We consider both Company-owned salons and investor-owned salons which are managed by us as “directly-operated salons”.

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

Adjusted EBITDA.   We define Adjusted EBITDA as net income (loss), adjusted to exclude: (i) dividend and interest income, (ii) interest expense, (iii) gain from bargain purchases, (iv) other, net, (v) income tax expense, (vi) depreciation and amortization, (vii) losses on sales of directly-owned salons to franchisees, (viii) gains (losses) on disposal of property and equipment, and other intangible assets, (ix) impairment loss on long-lived assets and (x) stock-based compensation expense. Management considers Adjusted EBITDA to be a measurement of performance which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or other measurements under GAAP. Adjusted EBITDA is not calculated identically by all companies and, therefore, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

We use Adjusted EBITDA to enhance our understanding of our operating performance, which represents our views concerning our performance in the ordinary, ongoing and customary course of our operations. We historically have found it helpful, and believe that investors have found it helpful, to consider an operating measure that excludes certain expenses relating to transactions not reflective of our core operations. Stock-based compensation expense represents non-cash charges related to equity awards granted by us. We recognized stock-based compensation expense in 2021. Our management believes the measurement of these amounts can vary considerably from period to period and depend substantially on factors that are not direct consequences of the performance of our Company and are not within our management’s control. Therefore, our management believes that excluding these expenses facilitates comparisons of our operational results and financial performances in different periods, as well as comparisons against similarly determined non-GAAP financial measures of comparable companies.

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

These key indicators include:

●	Number of Salons. Directly-operated salons, and franchisees’ relaxation salons.
●	Number of Salons with Data. The number of relaxation salons for which comparable financial and customer data is available.
●	Total Customers Served. The number of customers serviced at relaxation salons (other than JOYHANDS WELLNESS, SAWAN, and certain other salons in which our point-of-sale system is not installed and therefore, comparative financial and customer data is not available).
●	Sales Per Customer. The ratio of total salon sales to number of treated customers at relaxation salons (other than JOYHANDS WELLNESS, SAWAN, and certain other salons for which comparative financial and customer data is not available).
●	Repeat Ratio. The ratio of repeat customer visits to total customer visits in the applicable month or other stated period for all relaxation salons for which comparable financial and customer data is available.
●	Operation Ratio. The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month or other stated period for all relaxation salons for which comparable financial and customer data is available.

The following table sets forth the above key performance indicators for the periods presented:

	Number of Salons	Number of Salons with Data	Total Customers Served	Sales Per Customer		Repeat Ratio	Operation Ratio
21-Jan	302	218	56,557	JPY	6,443	84.0%	44.6%
21-Feb	302	218	56,370	JPY	6,443	83.0%	47.6%
21-Mar	303	217	62,441	JPY	6,352	81.9%	47.0%
21-Apr	301	219	63,682	JPY	6,250	81.4%	46.3%
21-May	313	212	66,604	JPY	6,370	80.6%	48.7%
21-Jun	313	219	68,069	JPY	6,350	81.2%	48.6%
21-Jul	314	220	70,912	JPY	6,498	81.0%	48.1%
21-Aug	315	221	66,323	JPY	6,592	81.3%	46.5%
21-Sep	316	221	65,130	JPY	6,428	82.0%	46.7%
21-Oct	316	221	68,608	JPY	6,486	83.3%	48.9%
21-Nov	316	221	65,569	JPY	6,466	81.9%	47.7%
21-Dec	312	221	71,173	JPY	6,634	81.7%	50.5%
22-Jan	312	221	62,747	JPY	6,570	82.4%	48.2%
22-Feb	310	219	54,443	JPY	6,662	83.8%	46.4%
22-Mar	310	217	61,417	JPY	6,595	82.4%	46.5%
22-Apr	309	232	69,986	JPY	6,616	82.0%	48.3%
22-May	308	232	77,291	JPY	6,461	79.6%	50.1%
22-Jun	307	231	73,259	JPY	6,511	80.4%	50.3%
22-Jul	309	231	76,521	JPY	6,668	80.6%	50.3%
22-Aug	311	232	72,250	JPY	6,705	80.1%	49.8%
22-Sep	312	233	71,770	JPY	6,505	80.8%	50.3%
22-Oct	313	234	72,252	JPY	6,630	81.8%	50.0%
22-Nov	312	232	65,724	JPY	6,717	82.6%	48.8%
22-Dec	312	231	68,571	JPY	6,913	82.8%	50.1%

The number of our relaxation salons was 312 as of December 31, 2022, the same as that of December 31, 2021.

Total customers served was 826,231 for the year ended December 31, 2022, compared to 781,438 in the year ended December 31, 2021. The increase is primarily attributed to the recovery from the COVID-19 and full-year inclusion of the customers of SAWAN during 2022, as compared to only from May to December in 2021.

Average sales per customer was JPY6,627 (US$50.3) in the year ended December 31, 2022, increased from JPY6,445 (US$48.9) in the year ended December 31, 2021. The increase is attributed to the promotion of value-added services.

Average repeat ratio, a measure of repeat customers, was 81.5% in the year ended December 31, 2022, relatively stable with 81.9% in the year ended December 31, 2021.

Average operation ratio was 49.2% in the year ended December 31, 2022, up from 47.6% in the year ended December 31, 2021. The increase is attributed to the recovery from the COVID-19 impact.

The total number of salons with data was 231 in December 2022, increased by ten salons from 221 in December 2021.

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

Our revenues, operating results and financial performance are impacted by a multitude of factors, including, but not limited to:

Business Environment.   According to the 2022 Yano Report, the relaxation market continues to see industry consolidation and notable category entrants from athletic and personal training services, and body stretching. We believe that market share will be further transferred to the category leaders in the industry, as smaller, private operators sell their businesses for retirement and/or market competition reasons, which industry trends, as we believe, may benefit us if realized.

Cost of Services.  The cost of service of relaxation business has been increasing. For the past decade, minimum wage has continuously been increasing throughout Japan. In 2012, the minimum wage in Tokyo was JPY850 (US$6.45), while it is JPY1,072 (US$8.13) as of December 31, 2022, according to Ministry of Health, Labor and Welfare.

In addition, we are facing inflationary trend in general prices, including utility costs, due to geo-political factors. In order to deal with such increased costs, as well as to adjust long-term trend of minimum wage increase, we plan to update our service prices. Hence, we introduced a trial renewal of our primary service lines at six of our directly-operated salons on October 1, 2022 to test market acceptance of our new pricing structure, which reflects increases in wages and other operating expenses. We are targeting to implement the new pricing at all of our directly-operated salons under Re.Ra.Ku brand in the first half of 2023. We also decided to increase our service prices at RuamRuam salons before Japanese Golden Week holidays from the end of April to the first week of May.

Update of Business Model Since the fourth quarter of 2021, we have sought to become more asset-light by selling our owned salons to third-party investors and continue to operate these sold salons on behalf of the investors. We believe this model will maximize the return on capital investment in our relaxation salon segment, accelerate salon openings by reinvesting the proceeds from the sales of salons, improve operational efficiency by focusing on salon operations, and generate additional income from the salons that were sold to investors and are under our management. In 2022, we sold additional 19 salons, as compared to 12 salons which we had sold in 2021.

Specific Health Guidance Program.  In our Digital Preventative Healthcare Segment, we have been continuously involved in the Specific Health Guidance Program, promoted by the Ministry of Health, Labor and Welfare of Japan, which utilizes our upgraded Lav® application. We have received subscription orders from 59 corporate insurance associations as of December 31, 2022, increased from 43 as of December 31, 2021. The number of users under the Specific Health Guidance Program was 1,767 as of December 31, 2022, an increase of users by 216 from 1,551 as of December 31, 2021. In addition, we began to provide the same service to younger generation workers who are not eligible for the Specific Health Guidance Program. We believe large-sized Japanese corporations are showing more interested in the health conditions of their own employees. This trend benefited us by adding subscription orders from seven corporate insurance associations as of December 31, 2022 for their younger employees who were not previously covered by the Specific Health Guidance Program.

A.Operating Results

Comparison of the Results for the Year Ended December 31, 2022 and December 31, 2021

(in thousands, except change % data and Adjusted EBITDA margin )	Year ended December 31,			Change (2022 vs 2021)
Consolidated Statement of Operations:	2022($)	2022(¥)	2021(¥)	$	¥	%
Revenues:
Relaxation Salon	$45,315	¥5,972,913	¥5,196,540	$5,890	¥776,373	14.9%
Luxury Beauty	4,512	594,761	169,320	3,228	425,441	251.3%
Digital Preventative Healthcare	2,931	386,383	43,965	2,598	342,418	778.8%
Total revenue	52,758	6,954,057	5,409,825	11,716	1,544,232	28.5%
Cost of revenues and operating expenses:
Cost of revenues	38,325	5,051,600	3,994,414	8,021	1,057,186	26.5%
Selling, general and administrative expenses	13,698	1,805,490	1,822,787	(131)	(17,297)	(0.9)%
Impairment loss on long-lived assets	—	0	63,211	—	(63,211)	(100.0)%
Total cost of revenues and operating expenses	52,023	6,857,090	5,880,412	7,410	976,678	16.6%
Operating income (loss)	$736	¥96,967	¥(470,587)	$4,306	¥567,554	—%
Other income (expenses):
Dividend income	—	2	2	—	—	—%
Interest income	46	6,072	839	40	5,233	623.7%
Interest expense	(74)	(9,800)	(11,950)	16	2,150	(18.0)%
Other, net	656	86,533	67,215	147	19,318	28.7%
Total other income	628	82,807	56,106	203	26,701	47.6%
Income tax (benefit) expense	234	30,809	576,250	(4,138)	(545,441)	(94.7)%
Net income (loss)	1,130	148,965	(990,731)	8,647	1,139,696	—%
Adjusted EBITDA(1)	$2,230	¥293,931	¥(77,974)	$2,822	¥371,905	—%
Adjusted EBITDA margin(2)	4.2%	4.2%	(1.4)%			5.6	pt.

(1)	For a reconciliation of Adjusted EBITDA to net loss, the most comparable U.S. GAAP measure, see the following table.
(2)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

Reconciliation of non-GAAP measures:	Year ended December 31,
(in thousands, except Adjusted EBITDA margin)	2022($)	2022(¥)	2021(¥)
Net income (loss)	$1,130	¥148,965	¥(990,731)

Dividend income and interest income	(46)	(6,074)	(841)
Interest expense	74	9,800	11,950
Other, net	(656)	(86,533)	(67,215)
Income tax expense (benefit)	234	30,809	576,250

Operating income	$736	¥96,967	¥(470,587)

Depreciation and amortization	1,396	184,056	126,243
Losses on sales of directly-owned salons to franchisees	—	—	2,692
Losses on disposal of property and equipment, net and other intangible assets, net	98	12,908	3,614
Impairment loss on long-lived assets	—	—	63,211
Stock-based compensation expense	—	—	196,853

Adjusted EBITDA	$2,230	¥293,931	¥(77,974)
Adjusted EBITDA margin	4.2%	4.2%	(1.4)%

Revenues

Revenues derived from our Relaxation Salon Segment were JPY5,972,913 thousand (US$45,315 thousand) in the year ended December 31, 2022 and JPY5,196,540 thousand (US$39,424 thousand) in the year ended December 31, 2021.

The revenue from our Relaxation Salon Segment consists of revenue from directly-operated salons, revenue from franchising, and other revenues. In the year ended December 31, 2022, our revenue from directly-operated salons increased to JPY5,396,294 thousand (US$40,940 thousand) from JPY3,837,514 thousand (US$29,114 thousand) in 2021. Our revenue from franchising decreased to JPY1,163,998 thousand (US$8,883 thousand) from JPY1,359,026 thousand (US$10,310 thousand) in 2021.

The primary factor for the increase in revenues from directly-operated salons between 2021 and 2022 was the increased price per customer, as well as full-year contribution of revenues generated by SAWAN salons in 2022, as compared to only from May to December in 2021. In 2021, our price per customer was JPY6,445, was as compared to JPY6,627 in 2022 (excluding visitors to our JOYHANDS WELLNESS salons located in spa facilities, and a few other salons in which our point-of-sale system is not installed and therefore, comparative financial and customer data is not available). In addition, we sold 19 salons to third-party investors in 2022 under the sale-and-outsource business model. We recognized revenue from such sales of salons of JPY1,122,595 thousand (US$8,517 thousand), while we recognize revenue from sale of salons of US$ JPY559,000 thousand (US$4,241 thousand) in 2021.

The primary reason for the decrease in revenues from franchising was decrease in the number of franchised salons, as well as that we withdrew from therapist deployment business to franchised salons. As of December 31, 2022, the number of franchised salons decreased to 113 from 124 salons as of December 31, 2021, due to our acquisitions of franchised salons and franchisees’ withdrawal from the business.

Our initial franchise fees and expected renewal franchise fees are recognized as revenue ratably over the expected average franchising contract life (7 -10 years) on the opening date of the new franchised salons. In addition, our revenue from franchise royalties includes revenues from recurring royalty income, rental income from subleased salon properties, construction of franchised salons, uniforms and training sales.

Revenue from our Preventative Healthcare Segment increased 778.8% from JPY43,965 thousand (US$333.5 thousand) in 2021 to JPY386,384 thousand (US$2,931 thousand) in 2022. This significant increase was due to (i) our beginning of manufacturing of MOTHER Bracelet® and delivery of finished products to customers who had bought the products in our crowdfunding activity in 2021, which resulted in revenue recognition of previously un-earned revenue, (ii) revenue from sales of MOTHER Bracelet® to business customers, and (iii) an increase in the number of participants in the Health Guidance Program and launch of Lav® app services to consumers.

Revenue from our Luxury Beauty Segment was JPY594,761 thousand (US$4,512 thousand) in 2022, an increase from JPY169,320 thousand (US$1,470 thousand) in 2021, primarily due to the full-year consolidation of revenue generated by ZACC in 2022 , as compared to only from October to December in 2021.

Cost of Revenues

For the year ended December 31, 2022 and 2021, the cost of revenues was JPY5,051,600 thousand (US$38,325 thousand) and JPY3,994,414 thousand (US$30,304 thousand), respectively. The increase was primarily due to salaries paid to SAWAN therapists and ZACC hairdressers as well as increase in the total number of our employed therapists to meet the increased demand after the COVID-19 pandemic, increase in cost of sales of salons due to increased number of salons sold to investors, and increase in cost of MOTHER Bracelet® which we began to sell in 2022, partially offset by decreased cost of franchising due to decreased number of franchisees and decrease in office supplies costs at salons. The cost of revenue as a percentage of revenue was 73.8% during the year ended December 31, 2021 and 72.6% during the year ended December 31, 2022.

The cost of revenue from directly-operated salons increased by JPY847,459 thousand (US$6,429 thousand) from JPY3,281,781 thousand (US$24,898 thousand) in the year ended December 31, 2021 to JPY4,129,240 thousand (US$31,327 thousand) in the year ended December 31, 2022. The cost of revenue from franchising activities decreased by JPY45,553 thousand (US$346 thousand) from JPY691,286 thousand (US$5,245 thousand) in the year ended December 31, 2021 to JPY645,733 thousand (US$4,899 thousand) in the year ended December 31, 2022.

Selling, General, and Administration Expenses

For the years ended December 31, 2022 and 2021, the selling, general, and administration expenses were JPY1,805,490 thousand (US$13,698 thousand) and JPY1,822,787 thousand (US$13,829 thousand), respectively. The percentage of revenue of selling, general, and administration expenses in the years ended December 31, 2021 and 2022 was 33.7% and 26.0%, respectively. The decrease in 2022 was primarily due to that no stock compensation expense was recognized in 2022, decrease in professional fees, and decrease in allowance for doubtful accounts, partially offset by increased salaries and allowances, an increase in commission fees, full-year amortization of customer relationships, tradename, and trademarks, which was accounted for only from May 6, 2021, the acquisiton date of SAWAN and October 1, 2021, the acquisition date of ZACC to December 31, 2021, and an increase in recruiting expense.

Impairment Loss on Long-lived Assets

In 2022, we did not recognize impairment loss on long-lived assets, as compared to an impairment loss on long-lived assets of JPY63,211 thousand (US$480 thousand) recognized in 2021. This is primarily due to our improved profitability and visibility of future business plan in accordance with the normalization from COVID-19 pandemic.

Interest Expense

Interest expense slightly decreased in 2022 compared with that of 2021 as the total outstanding loan principals decreased as a result of repayments.

Other Income—Net

Total other income increased by JPY19,318 thousand (US$147 thousand) to JPY86,533 thousand (US$656 thousand) in the year ended December 31, 2022 from JPY67,215 thousand (US$510 thousand) ) in the year ended December 31, 2021. The increase in other income was primarily due to an increase in miscellaneous gain and recovery of allowance for doubtful accounts, partially offset by decrease in the government subsidies.

Income Tax Expense

Income tax expense for 2022 was JPY30,809 thousand (US$234 thousand), a decrease of JPY545,441 thousand (US$4,138 thousand) from JPY576,250 thousand (US$4,372 thousand) in 2021. In 2022, we continued to fully recognize valuation allowance of JPY742,122 thousand (US$5,630 thousand) against our deferred tax assets, compared to that of JPY785,164 thousand (US$6,817 thousand) as of December 31, 2021, since the recovery from loss position is still one year after two continuous years of losses, and our management assesses that the deferred tax assets may not be realized on a more likely than not basis.

Net Income and Adjusted EBITDA

Our consolidated net income in the year ended December 31, 2022 was JPY148,946 thousand (US$1,130 thousand), or 2.1% of our consolidated revenue, while our consolidated net loss for 2022 was JPY(990,731) thousand (US$(7,516) thousand), or (18.3)% of our consolidated revenue, as a result of the key factors described above. Our Adjusted EBITDA improved from a loss of JPY(77,974) thousand (US$(677) thousand) to a profit of JPY293,931 thousand (US$2,230 thousand), resulting in an increase in Adjusted EBITDA margins from (1.4)% in 2021 to 4.2% in 2022. The key factors behind this improvement include increases in total revenues and no recognition of stock-based compensation expense, partially offset by an increase in cost of revenues.

Comparison of the Results for the Year Ended December 31, 2021 and December 31, 2020

For a discussion of our results of operations for the fiscal year ended December 31, 2020 compared with the fiscal year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” from our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, as filed with the SEC on November 14, 2022.

B.Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements. As of December 31, 2022, we had cash and cash equivalents of JPY605,454 thousand (US$4,593 thousand). We have generally funded our operations with cash flow from operations and sales of relaxation salons, and, when needed, with borrowings from Japanese financial institutions and other debt or equity financings. Our principal uses for liquidity have been to fund development of new salons, acquisitions of salons or relaxation businesses from franchisees or third parties, our daily operations, and general working capital purposes. In order to accelerate our growth strategy, particularly through the development of our new businesses, acquisitions of franchised or third-party relaxation salons, and/or organic development of new salons, and to fund our general working capital, we plan to continuously sell our existing salons to investors under the new operating model as described in “Our Growth Strategy” in Item 4. Information on the Company.

Going Concern

We expect that our cash and cash equivalents as of December 31, 2022 of JPY605,454 thousand (US$4,593 thousand) will not be sufficient to fund our operating expenses, capital expenditure requirements, and debt service obligations for the 12 months following the issuance date of the audit opinion for the financial statements contained in this annual report and that we will require additional capital. Management believes that we will be able to generate cash in the short-term through the sales of certain of our owned salons, which represented approximately 53.9% of the total number of our salons as of December 31, 2022. In 2022, we generated a total revenue of JPY1,122,595 thousand (US$8,517 thousand) from selling our company-owned salons or reselling salons at higher prices after reacquiring those we had previously sold to investors. From January 2023 to April, 2023, we entered into three salon sales agreements with investors for aggregate gross contractual value of JPY126,200 thousand (US$957 thousand), or net proceeds of JPY54,000 thousand (US$410 thousand). We have identified additional owned salons for sale in 2023, and are currently marketing them to investors. We believe this model will provide upfront capital as well as maximize the return on capital investment in our relaxation salon segment, accelerate salon openings by reinvesting the proceeds from the sales of salons, and generate additional income from the salons that were sold to investors and are under management by us. We may also consider additional financings through the issuance and sale of our common shares or through other equity or debt financings, and we may also look into refinancing our existing debt obligations. However, there can be no assurances that we will be successful in securing any debt or equity financing on terms favorable to us, or at all, and it is not possible to predict whether any financing efforts will be successful or if we will obtain the necessary financing.

For more information, see “Going Concern and Liquidity” in Note 1: Basis of Presentation and Summary of Significant Accounting Policies to our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 included elsewhere in this annual report.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

(in thousands)	Year ended December 31,
	2022($)	2022(¥)	2021(¥)	2020(¥)
Net (loss) income	$1,130	¥148,965	¥(990,731)	¥(539,170)
Net cash used in operating activities	(5,202)	(685,697)	(557,231)	(366,420)
Net cash (used in) provided by investing activities	4,404	580,437	¥(83,936)	¥(139,599)
Net cash (used in) provided by financing activities	2,580	340,097	(427,949)	1,432,131
Net (decrease) increase of cash and cash equivalents during the period	1,782	234,837	(1,069,116)	926,112
Cash and cash equivalents at beginning of period	$2,812	¥370,617	¥1,439,733	¥513,621
Cash and cash equivalents at end of period	$4,593	¥605,454	¥370,617	¥1,439,733

Operating Activities

Net cash flows used in operating activities increased from JPY(557,231) thousand (US$(4,838) thousand) in the year ended December 31, 2021 to JPY(691,988) thousand (US$(5,250) thousand) in the year ended December 31, 2022, primarily due to reclassification of gains from sales of salons increased, increase in accounts receivable-trade, net, increase in accoutns receivable-other, net, decrease in advances received, and increase in prepaid expenses and other current assets, partially offset by increase in accrued expenses, and decrease in contract liabilities.

Net cash flows used in operating activities increased from JPY366,420 thousand (US$3,182 thousand) in the year ended December 31, 2020 to JPY557,231 thousand (US$4,838 thousand) in the year ended December 31, 2021, primarily due to an increase in net loss and changes in operating assets and liabilities, including an increase in accounts receivable and a decrease in contract liabilities.

Investing Activities

Net cash flows (used in) provided investing activities increased from JPY(83,936) thousand (US$(729) thousand) in the year ended December 31, 2021 to JPY591,374 thousand (US$4,487 thousand) in the year ended December 31, 2022, primarily due to increase in proceeds from sales of salons reclassified from cash flows provided by operating activities to cash flow provided by investment activities, partially offset by acquisition of tangible and intangible salon assets, and cost additions of internal use software.

The total amount of capital investments made in the year ended December 31, 2022 was JPY314,501thousand (US$2,386 thousand). The main investments were JPY268,740 thousand (US$2,039 thousand) for acquisitions of salon assets, and JPY45,761 thousand (US$347 thousand) for cost additions for internal use software.

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

Financing Activities

Net cash flows provided by financing activities increased from net cash flows used in financing activities of JPY(427,949) thousand (US$(3,716) thousand) in 2021 to JPY335,451 thousand (US$2,545 thousand) in the year ended December 31, 2022, primarily due to proceeds from the issuance of convertible bonds, partially offset by repayments of short-term and long-term borrowings. For more information, see “Convertible Bonds” below.

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

Business Loans

As of December 31, 2022, we have 18 business loans outstanding from five Japanese financial institutions. The balance on the outstanding principal as of December 31, 2022 was JPY751,318 thousand (US$5,700 thousand), with interest rates ranging from 0.20% to 3.30%, and a weighted average interest rate of 1.12%. The loans mature at various dates through 2035. Our Chief Executive Officer and a director, Kouji Eguchi, is a guarantor with respect to 8 of our 18 outstanding loans. Additionally, Kazuyoshi Takahashi, the representative director of ZACC, is a personal guarantor of three of five outstanding loans for ZACC.

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

Convertible Note with Matrix

On February 3, 2021, we acquired a convertible note from Matrix Industries, Inc. for JPY52,520 thousand (US$398 thousand). The convertible note was issued to us in connection with financing the further development and manufacturing of certain modules in the MOTHER Bracelet®. The convertible note is unsecured, has an initial maturity of six months, accrues interest at a rate of 5.0% per annum, and will convert automatically at their next qualified financing (total proceeds not less than $5 million), or at our election in the event of a non-qualified financing (total proceeds less than $5 million), into the same equity securities as those sold in the equity financing. On December 8, 2022, the exclusivity agreement was extended to December 31, 2024.

Convertible Bonds

On December 9, 2022, we entered into an agreement to issue corporate convertible bonds in the aggregate amount of JPY500,000 thousand (US$3,793 thousand) to Kufu Company Inc., a Japanese company, which was executed on December 28, 2022. The bonds are unsecured, accrue interest at a rate of 5.0% per annum, payable on June 30, 2023 and semi-annually thereafter, and will mature on December 28, 2027, unless earlier redeemed or converted. At any time between the six-month anniversary date of December 28, 2022 (which may be earlier in case of the limited event provided for in the indenture) and before the close of business on December 28, 2027, Kufu Company Inc., as the bond holder, may convert the bonds at its option, in whole or in part, into our common shares. The bond holder may also exercise its put option to demand the redemption of the bonds by us, in whole or in part, any time after the six-month anniversary date of December 28, 2022.

Cash Commitments from Contractual and Other Obligations

Payments of contractual obligations and commitments will require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments and financial obligations for various aspects of our operations. The following table sets forth the amount of our contractual obligations as of December 31, 2022.

(in thousands JPY)	Payments due by period:
	Total	Less than 1 year	1-3 years	More than 3 years
Debt obligations	751,318	99,084	282,108	370,126
Operating lease obligations	2,051,741	703,355	1,019,849	328,537
Other obligations	6,714	2,005	4,708	0
Total	2,809,772	804,444	1,306,665	698,663

C.Research and Development, Patents and Licenses, etc.

Our research and development activities have been focusing on development of Lav® which is our on-demand health monitoring smartphone application, embedded software or smartphone application for our MOTHER Bracelet®, and development of centralized monitoring system installed at hospitals and nursing homes through which health data generated from MOTHER Bracelet® worn by patients or residents can be collected and monitored by the faculty staff of the hospitals or nursing homes. Costs and expenses in connection with these development activities are capitalized as software assets, which are amortized over three years.

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

Impairment of Long-lived Assets, Excluding Goodwill

The Company assesses impairment of long-lived assets at the individual salon level, as this is the lowest level for which identifiable cash flows are largely independent of other groups of assets and liabilities. Long-lived assets include property and equipment, right-of-use lease assets, internal use software, and definite-lived intangible assets. The Company reviews the carrying value of long-lived assets for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when the estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition are less than their carrying values. The impairment loss is measured as the amount by which the carrying value of the asset or asset group exceeds its fair value. In determining the fair value, the Company uses present value techniques, if appropriate, based on the estimated future cash flows expected to result from the use of the assets and their eventual dispositions. During 2022, we recognized no impairment loss of long-lived assets.

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

Name	Age	Position(s) with our Company
Kouji Eguchi	49	Chief Executive Officer and Representative Director
Fumitoshi Fujiwara	57	Chief Financial Officer and Director
Akira Nojima	58	Independent Director
Tomoya Ogawa	46	Independent Director
Tsukasa Karyu*	67	Corporate Auditor
Osamu Sato*	62	Corporate Auditor
Toshiaki Komatsu*	49	Corporate Auditor
*	Members of our statutory Board of Corporate Auditors are not members of our Board of Directors.

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

Toshiaki Komatsu.   Mr. Komatsu was elected as a corporate auditor of our Company at the Ordinary General Meeting of Shareholders on March 29, 2021. Previously, Mr. Komatsu worked for Fujitsu Limited, and founded Photocreate Co., Ltd. In 2020. Currently, Mr. Komatsu serves as the chairman of the board of directors at Photocreate Taiwan Corp. Mr. Komatsu received a Master of Science from Graduate School of Engineering Science, Osaka University.

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

Board Diversity Matrix (As of April 1, 2023)
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

Remuneration to our directors and corporate auditors is comprised of base compensation. In the fiscal year ended December 31, 2022, we paid an aggregate of approximately JPY56,088 thousand (US$426 thousand) to our directors, and an aggregate of approximately JPY4,875 thousand (US$37 thousand) to our corporate auditors. We granted stock options but did not provide discretionary bonuses during the fiscal year ended December 31, 2022. We have not set aside pension, retirement, or other benefits for our directors, corporate auditors or executive officers.

The following table summarizes the total amount of remuneration paid to each category of our directors and corporate auditors in fiscal year 2022, including by the type of remuneration and the number of persons in each category.

			Number of
(in thousands, except stock options and number of persons in category)	Total amount of		persons
Category of directors and corporate auditors	remuneration	Base compensation	in category
Executive directors(1)	¥56,088	¥56,088	2
Outside directors(2)	—	—	2
Full-time corporate auditor(3)	¥3,675	¥3,675	2
Outside corporate auditors(4)	¥1,200	¥1,200	2
(1)	Consist of Messrs. Kouji Eguchi and Fumitoshi Fujiwara.
(2)	Our outside directors received no direct payments in 2022. Messrs. Ogawa and Nojima receive indirect payments of JPY300,000 (US$2,276) and JPY50,000 (US$379) per month from us through Kabushiki Kaisha LTW and Kabushiki Kaisha No Track, respectively, as consulting fees.
(3)	Our full-time corporate auditor was Minekazu Shimada who retired in March 2022, and was replaced by Toshiaki Komatsu.
(4)	Consists of Tsukasa Karyu and Osamu Sato. We indirectly pay Mr. Sato’s compensation through Ebis 20 Co., Ltd., where he works on a part-time basis.

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

				Number of
			Exercise Price	Common
Name of Issuance	Issuance Date	Expiration Date	(per share)	Shares Granted
Fifth Series	12/24/2015	12/21/2025	¥400	285,500
Seventh Series	12/22/2016	12/21/2026	¥2,000	174,000
Eighth Series	10/30/2020	9/30/2026	¥2,000	150,000
Ninth Series(1)	10/30/2020	9/30/2024	¥128	300,000
(1)	The exercise can take place only when the Company achieves an annual consolidated revenue target of JPY3,908,264 thousand (US$33,935 thousand) under U.S. GAAP, with the revenue from sublease of franchised salon properties being recalculated on a net basis for satisfying this condition, in any of our 2020, 2021 or 2022 fiscal years. Such condition was met in 2021 and as such, the stock options become exercisable.

Of the stock options granted pursuant to the above-mentioned grants, stock options to acquire an aggregate of 361,500 of our common shares have been extinguished, and stock options to acquire an aggregate of 599,800 of our common shares remain outstanding as of December 31, 2022. For additional details, see Notes 10 to our audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021 included elsewhere in this annual report.

The following table summarizes the outstanding stock options with respect to our common shares that we have granted to our directors and corporate auditors:

						Total		Total Number
						Number of		of Common
				End of	Exercise	Stock		Shares
		Beginning of		Exercise	Price	Options		Underlying
Name	Grant Date	Exercise Period		Period	(per share)	Granted		Stock Options
Tomoya Ogawa	12/24/2015	12/22/2017		12/21/2025	¥400	25	(1)	12,500
Fumitoshi Fujiwara	12/22/2016	12/31/2021	(3)	9/30/2024	¥128	40,000	(2)	40,000
Kouji Eguchi	10/30/2020	10/1/2021		9/30/2026	¥2,000	150,000	(2)	150,000
(1)	Each stock option is exercisable for 500 common shares.
(2)	Each stock option is exercisable for one common share.
(3)	The exercise can take place only when the Company achieves an annual consolidated revenue target of JPY3,908,264 thousand (US$33,934 thousand) under U.S. GAAP, with the revenue from sublease of franchised salon properties being recalculated on a gross basis for satisfying this condition, in any of our 2020, 2021 or 2022 fiscal years. Such condition was met in 2021 and as such, the stock options become exercisable.

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

D.Employees

Most of our Company’s group employees are employed by our wholly-owned subsidiary, Medirom Human Resources Inc. As of December 31, 2022, Medirom Human Resources Inc. had 219 employees on a full-time basis, 388 employees on a part-time basis, and 47 employees on a fixed-term basis. As of December 31, 2022, our Company had 48 employees on a full-time basis, 6 employees on a part-time basis, and 1 employee on a fixed-term basis. Our Company is not currently, and has not in the past, been unionized. As such, neither we nor our franchisees are required to engage in collective bargaining procedures with any unions under Japanese labor laws.

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

F.Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common shares as of December 31, 2022:

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

The calculations of percentage ownership in the table below are based on (i) 4,882,500 common shares issued and outstanding and (ii) 599,800 common shares that are immediately issuable upon exercise of certain stock options as of December 31, 2022. Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o MEDIROM Healthcare Technologies Inc., 2-3-1 Daiba, Minato-ku, Tokyo 135-0091, Japan.

	Common Shares
	Beneficially Owned(1)
Name of Beneficial Owner	Shares	Percentage
Named Executive Officers, Directors, and Corporate Auditors:
Kouji Eguchi(2)	2,034,960	37.12%
Fumitoshi Fujiwara (3)	80,000	1.46%
Akira Nojima	—	*
Tomoya Ogawa(4)	41,000	*
Tsukasa Karyu	—	*
Osamu Sato	17,500	*
Toshiaki Komatsu	—	*
All named executive officers, directors, and corporate auditors as a group (seven) persons)	2,173,460	39.65%
5% or more Shareholders:
Kouji Eguchi(2)	2,034,960	37.12%
*	Represents less than 1% of the number of common shares outstanding.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any common shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.

(2)	Mr. Kouji Eguchi also holds one Class A Share with special voting rights. See “Item 10.B. Memorandum and Articles of Association.” The aggregate number of common shares beneficially owned by Mr. Kouji Eguchi reflects (i) 1,884,960 common shares, and (ii) an aggregate of 150,000 common shares that may be issued upon exercise of stock options, held by Mr. Eguchi.
(3)	The aggregate number of common shares beneficially owned by Mr. Fumitoshi Fujiwara reflects (i) 40,000 common shares, and (ii) an aggregate of 40,000 common shares that may be issued upon exercise of stock options, held by Mr. Fujiwara.
(4)	The aggregate number of common shares beneficially owned by Mr. Tomoya Ogawa reflects (i) 28,500 outstanding common shares, and (ii) an aggregate of 12,500 common shares that may be issued upon exercise of stock options, held by Mr. Ogawa.

As of December 31, 2022, we have 24 common shareholders, none of which are record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in change of control of our Company.

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

Arrangements with our Founder

Mr. Eguchi is a guarantor for 12 bank loans on behalf of our Company. As of December 31, 2022, the outstanding amount of loans guaranteed by the CEO was JPY233,480 thousand(US$1,771 thousand).

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

Agreements with Directors, Corporate Auditors, and Officers

Tomoya Ogawa, an independent director of our Company, is the sole owner of Kabushiki Kaisha LTW, a Japanese company. Kabushiki Kaisha LTW currently receives JPY300,000 (US$2,2761) per month (plus 10% consumption tax) from our Company as a consulting fee. As of December 31, 2022 and 2021, the outstanding accrued expenses to Kabushiki Kaisha LTW are JPY330 thousand and JPY330 thousand (included in accrued expenses), respectively.

Akira Nojima, an independent director of our Company, is the sole owner of Kabushiki Kaisha No Track, a Japanese company. Kabushiki Kaisha No Track currently receives JPY50,000 (US$379) per month (plus 10% consumption tax) from our Company as a consulting fee. As of December 31, 2022 and 2021, the outstanding accrued expenses to Kabushiki Kaisha No Track are JPY110 thousand and JPY110 thousand, respectively.

Osamu Sato, a corporate auditor of our Company, is a part-time employee of Ebis 20 Co., Ltd., a Japanese company. Ebis 20 Co., Ltd. currently receives JPY100,000 (US$759) per month (plus 10% consumption tax) from our Company as a consulting fee. As of December 31, 2022 and 2021, the outstanding accrued expenses to Ebis 20 Co., Ltd are JPY110 thousand and JPY110 thousand, respectively.

ZACC Loan Guarantees

Mr. Kazuyoshi Takahashi, the representative director of ZACC, is the guarantor for three bank loans on behalf of ZACC, which were borrowed by ZACC from two banks prior to the acquisition of ZACC. As of December 31, 2022, Mr. Takahashi’s guarantee has not been released and the outstanding amount of the loans guaranteed by Mr. Takahashi was JPY75,643 thousand (US$574 thousand).

Underwriting of our Corporate Bonds by ZACC Representative Director

Mr. Kazuyoshi Takahashi, the representative director of ZACC, underwrote the Company’s corporate bond of JPY50,000 thousand (US$379 thousand) issued on May 10, 2022. The maturity date was August 15, 2022 at an annual interest rate of 5% without any collateral. On August 15, 2022, he underwrote the Company’s second corporate bond of JPY40,000 thousand (US$303 thousand) to be matured on December 31, 2022, with all the other conditions substantially the same as the first bond. The corporate bond was fully repaid in December 2022.

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

C.Material Contracts

Development and Production Agreement

In 2019, we acquired a minority interest in Matrix, a developer of a thermoelectric generator and boost converter. In furtherance of our relationship, we entered into a production and development agreement with Matrix on August 9, 2020 to develop and manufacture a health monitoring wearable device called MOTHER Bracelet®. Our MOTHER Bracelet® fitness device is designed to track and collect the health data of the wearer, such as calorie consumption, activity and sleep patterns. The agreement grants us exclusivity as to third parties in the Asia territory, except for certain prior contractual obligations of Matrix, for use of their thermoelectric power module and software in our MOTHER Bracelet® wearable device for one year following receipt of the sample product, or end of 2022, whichever is earlier. On December 8, 2022, the exclusivity agreement was extended to December 31, 2024.

We have not entered into any other material contracts for the year ended December 31, 2022, other than in the ordinary course of business and those described in “Item 4. Information on the Company” or elsewhere in this Annual Report.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, is classified as a passive foreign investment company (“PFIC”) for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation’s gross income is passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, cash will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our Furthermore, because we may value our goodwill based on the market price of the ADSs, a decrease in the market price of our ADSs may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year.

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

For U.S. foreign tax credit purposes, dividends paid on our common shares or ADSs generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Japanese income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s particular circumstances, Japanese income taxes withheld from dividends on the common shares or ADSs, at a rate not exceeding any reduced rate pursuant to the Treaty, may be creditable against the U.S. holder’s U.S. federal income tax liability. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder. We have not determined whether these requirements have been met with respect to Japanese withholding taxes that may be imposed on dividends paid by us and, accordingly, no assurance can be given that such taxes will be creditable. In lieu of claiming a foreign tax credit, U.S. holders may, at their election, deduct foreign taxes, including any Japanese income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

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

J.Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include borrowings and other financial liabilities. The sensitivity analyses in the following sections relate to our positions as of December 31, 2022.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives, and the proportion of financial instruments in foreign currencies are all constant, and on the basis of the hedge designations in place as of December 31, 2022. The analyses exclude the impact of movements in market variables on provisions. The analyses also assume that the sensitivity of the relevant statement of profit or loss item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held on December 31, 2022, including the effect of hedge accounting.

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

Our borrowings of JPY751,318 thousand (US$5,700 thousand) as of December 31, 2022 consist of fixed interest rate loans of JPY719,012 thousand (US$5,455 thousand) and variable interest rate loans of JPY32,306 thousand (US$245 thousand). An increase of interest rates by 100 basis points on our variable interest rate loans would increase our interest expense by JPY238 thousand (US$181 thousand). If the increase were applied to all the fixed interest rate loans, the total impact to our interest expense would be JPY7,038 thousand (US$53 thousand).

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

An impairment analysis is performed at each reporting date for major accounts on an individual basis. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 1 to our audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021 included elsewhere in this annual report. We do not hold collateral as security. We believe that the concentration of risk with respect to trade receivables is low, since our receivables from consumers are collected directly at salons or through credit card companies or shopping malls, whose credit ratings are quite high, we control the daily bank accounts of our franchisees, and the geographic location of public bath operators and other business clients are highly diversified. No single customer accounted for 10% or more of our total revenue for the years ended December 31, 2020, 2021 and 2022.

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

PART II.

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized, and reported timely. Based on our evaluation, our management, including the chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report were not effective due to material weaknesses over financial reporting mainly arising out of a lack of segregation of duties for sufficient review or approvals and a lack of evidence for review and approvals in the financial reporting process caused by lack of human resources to design adequate segregation of duties and keep track of and record evidences for approvals. Despite the above, the Company believes our financial reports fairly present our operational performance and financial position during the disclosed years. As a recently public company, we are still in an on-going process to improve our report-generation, reviewing, and approval process through introducing integrated core systems, hiring and training accounting, disclosure, and internal control professionals, and designing and implementing more systematic review and approval processes over financial reporting.

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

Based on this evaluation, our management has concluded that our internal control over financial reporting had the following material weaknesses:

Material weaknesses

●	We identified a material weakness in internal control related to the delay in updating the group level accounting policies. We are still in the process of updating our group level accounting policies to conform to the latest accounting standards under the U.S. GAAP). As such, we have not disseminate these policies on a timely basis.
●	In addition, we identified a material weakness in internal control related to the lack of segregation of duties for sufficient reviews or approvals in the financial reporting process. In particular, we identified a lack of segregation of duties for the financial reporting process in ZACC, a subsidiary which the Company acquired in 2021. Even though we hired an administrative staff for ZACC and the general manager of Accounting and Finance Department of our Company reviews the financial statements submitted from ZACC, review or approval processes in ZACC are still insufficient and could not remediated on a timely basis.
●	Moreover, we identified a material weakness related to the lack of evidence for reviews and approvals. Even in the situation where the appropriate person reviewed or approved the information prepared by staff, no or insufficient evidence has been recorded. Thus, we could not conclude if appropriate reviews or approvals have taken place.
●	Finally, we identified a material weakness in internal control related to the lack of adequate control designs and operations over financial reporting for new businesses, such as for the sales and purchase processes in connection with our MOTHER Bracelet®, as well as the acquisition process of salons from our franchisees and the sales processes of our own branded salons to investors.

Notwithstanding the material weaknesses discussed above, our management, including our CEO and CFO, has concluded that the audited consolidated financial statements included in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States.

Remediation Plan

●	Our management has implemented and will continue to implement measures to remediate control deficiencies that result in material weaknesses and to ensure that these controls are designed, implemented, and operate effectively with support of professional consultants. The remediation actions include to continue designing and updating the group level accounting policies.
●	We plan to employ and/or engage personnel/consultants who have sufficient knowledge to design and implement sufficient segregation of duties for the financial reporting processes. In addition, we plan to reinforce internal audit procedures not only for our Company including our subsidiaries.
●	We plan to design and implement sufficient review or approval processes with evidence, especially for the financial reporting process and new businesses process such as MOTHER Bracelet® and the sales and acquisition of our own branded salons.

Changes in Internal Control over Financial Reporting

Other than the material weaknesses as described in this Item 15, there were no other changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

TAAD, LLP (which we refer to as “TAAD”) has served as our independent registered public accounting firm for the year ended December 31, 2022. The following table sets out the aggregate fees for professional audit services and other services rendered by TAAD and Baker Tilly US, LLP (“Baker Tilly”), which declined to stand for re-election as the independent registered public accounting firm of our Company in December 2022, for each of the years ended December 31, 2022 and 2021. The engagement of the auditor is pre-approved by the Board of the Company’s Corporate Auditors with consideration of the auditor’s independence, capabilities, understanding of our business and Japanese commercial customs, and audit and other audit-related service fees.

Year ended December 31
(in thousands)	2022	2021
Audit Fees (1)	60,107	68,569
Audit-Related Fees (2)	—	—
Tax Fees (3)	—	—
All Other Fees (4)	—	—
(1)	Audit Fees of TAAD and Baker Tilly for 2022 and 2021 were for professional services associated with the annual audit of our audited consolidated financial statements, the reviews of our semi-annual condensed consolidated financial statements and the issuance of consents and comfort letters in connection with registration statement filings with the SEC.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.” No such services were incurred in 2022.
(3)	Tax Fees consist of fees for tax compliance, tax advice and tax planning. No such services were incurred in 2022 or 2021.
(4)	All Other Fees include any fees billed that are not audit, audit-related or tax fees. No such services were incurred in 2022 or 2021.

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

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

On December 12, 2022, we received a letter from Baker Tilly notifying us that Baker Tilly declined to stand for re-election as the independent registered public accounting firm of our Company, effective immediately. This termination of Baker Tilly’s service was confirmed by the Board on December 12, 2022.

During the two fiscal years ended December 31, 2021 and the subsequent interim period from January 1, 2022 through December 12, 2022, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between our Company and Baker Tilly on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Baker Tilly, would have caused Baker Tilly to make reference to the subject matter of such disagreement in connection with their report on our consolidated financial statements for the years ended December 31, 2021 and 2020, and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F).

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted written Insider Trading Policies governing the purchase, sale, and other dispositions of our securities by our directors, corporate auditors, executive officers, employees, and our agents that are designed to promote compliance with applicable insider trading laws, rules and regulations in the United States and Japan, and the Nasdaq listing standards, A copy of our Inside Trading Policies is included in Exhibit 11.2 to this Annual Report.

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

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF MEDIROM HEALTHCARE TECHNOLOGIES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of MEDIROM Healthcare Technologies Inc:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of MEDIROM Healthcare Technologies Inc. (the "Company") as of December 31, 2022, the related consolidated statements of operations, shareholders’ deficit and cash flows, for the year ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD, LLP

We have served as the Company's auditor since 2022.

Diamond Bar, California

May 30, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of MEDIROM Healthcare Technologies Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of MEDIROM Healthcare Technologies Inc. (the "Company") as of December 31, 2021, the related consolidated statements of operations, shareholders’ (deficit) equity and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Irvine, California

November 14, 2022

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2021

(Yen in thousands, except share data)

	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	¥605,454	¥370,617
Time deposits	26,500	26,526
Accounts receivable-trade, net	534,686	312,302
Accounts receivable-other, net	789,819	542,988
Inventories	114,109	18,703
Prepaid expenses and other current assets	292,643	111,166
Total current assets	2,363,211	1,382,302
Property and equipment, net	424,288	424,996
Goodwill	539,490	600,329
Other intangible assets, net	403,674	391,038
Investments	53,020	53,020
Long-term accounts receivable-other, net	99,299	101,898
Right-of-use asset - operating lease, net	1,955,354	1,824,095
Lease and guarantee deposits	895,344	868,159
Other assets	13,666	107,224
Total assets	¥6,747,346	¥5,753,061
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	¥207,581	¥230,899
Accrued expenses	1,383,579	865,865
Current portion of borrowings	99,168	162,252
Accrued income taxes	59,894	40,721
Current portion of contract liability	89,008	104,182
Advances received	507,405	618,514
Current portion of lease liability	769,769	755,219
Mandatorily redeemable noncontrolling interests	―	148,000
Other current liabilities	525,563	270,821
Total current liabilities	3,641,967	3,196,473
Borrowings - net of current portion	1,149,769	746,588
Deposit received	304,577	328,962
Contract liability - net of current portion	156,431	239,067
Lease liability - net of current portion	1,212,629	1,128,737
Asset retirement obligation	310,929	296,401
Other liabilities	30,422	25,176
Total liabilities	6,806,724	5,961,404
COMMITMENTS AND CONTINGENCIES (NOTE 17)
SHAREHOLDERS’ DEFICIT:
Common stock, no par value; 19,899,999 shares authorized; 4,975,000 shares issued and 4,882,500 shares outstanding at December 31, 2022 and 2021	1,223,134	1,223,134
Class A common stock, no par value; 1 share authorized; 1 share issued and 1 share outstanding at December 31, 2022 and 2021	100	100
Treasury stock, at cost- 92,500 common shares at December 31, 2022 and 2021	(3,000)	(3,000)
Additional paid-in capital	1,265,456	1,265,456
Accumulated deficit	(2,545,068)	(2,694,033)
Total shareholders' deficit	(59,378)	(208,343)
Total liabilities and shareholders' deficit	¥6,747,346	¥5,753,061

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Yen in thousands, except share and per share data)

	Years Ended December 31,
	2022	2021	2020
Revenues:
Revenue from directly-operated salons	¥5,396,294	¥4,006,834	¥2,026,806
Franchise revenue	1,163,998	1,359,026	1,289,141
Other revenues	393,765	43,965	25,670
Total revenues	6,954,057	5,409,825	3,341,617
Cost of revenues and operating expenses:
Cost of revenue from directly-operated salons	4,129,240	3,281,781	2,149,843
Cost of franchise revenue	645,733	691,286	745,102
Cost of other revenues	276,627	21,347	17,722
Selling, general and administrative expenses	1,805,490	1,822,787	1,068,537
Impairment loss on long-lived assets	―	63,211	106,501
Total cost of revenues and operating expenses	6,857,090	5,880,412	4,087,705
Operating income (loss)	96,967	(470,587)	(746,088)
Other income (expense):
Dividend income	2	2	2
Interest income	6,072	839	1,332
Interest expense	(9,800)	(11,950)	(13,234)
Subsidies	20,625	27,846	111,581
Foreign exchange income	14,830	14,992	―
Other, net	51,078	24,377	19,718
Total other income	82,807	56,106	119,399
Income (loss) before income tax expense	179,774	(414,481)	(626,689)

Income tax expense (benefit)	30,809	576,250	(87,519)

Net income (loss)	¥148,965	¥(990,731)	¥(539,170)

Net earnings (loss) per share attributable to shareholders of the Company
Basic	¥30.54	¥(203.13)	¥(133.97)
Diluted	¥27.23	¥(203.13)	¥(133.97)

Weighted average shares outstanding
Basic	4,877,404	4,877,404	4,024,692
Diluted	5,470,654	4,877,404	4,024,692

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Yen in thousands, except share data)

	Common stock		Class A common stock		Treasury stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional paid-in capital	Accumulated deficit	Total
Balance, January 1, 2020	4,115,000	595,000	1	100	92,500	(3,000)	713,267	(705,309)	600,058
Cumulative effect of adoption of ASC 606	―	―	―	―	―	―	―	(458,823)	(458,823)
Issuance of common stock upon initial public offering, net of offering costs	800,000	584,313	―	―	―	―	304,879	―	889,192
Net loss	―	―	―	―	―	―	―	(539,170)	(539,170)
Balance, December 31, 2020	4,915,000	1,179,313	1	100	92,500	(3,000)	1,018,146	(1,703,302)	491,257
Issuance of common stock for exercise of over-allotment, net of issuance costs	60,000	43,821	―	―	―	―	43,821	―	87,642
Net loss	―	―	―	―	―	―	―	(990,731)	(990,731)
Stock-based compensation	―	―	―	―	―	―	196,853	―	196,853
Vesting of option purchase consideration (Note 10)	―	―	―	―	―	―	6,636	―	6,636
Balance, December 31, 2021	4,975,000	¥1,223,134	1	¥100	92,500	¥(3,000)	¥1,265,456	¥(2,694,033)	¥(208,343)
Net income	―	―	―	―	―	―	―	148,965	148,965
Balance, December 31, 2022	4,975,000	¥1,223,134	1	¥100	92,500	¥(3,000)	¥1,265,456	¥(2,545,068)	¥(59,378)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Yen in thousands)

	Years Ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net income (loss)	¥148,965	¥(990,731)	¥(539,170)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	184,056	126,243	62,290
Losses on sales of directly-owned salons to franchisees	―	2,692	―
Gain from sales of directly-owned salons	(858,548)	(541,472)	―
Bad debt	(36,355)	28,808	(11,376)
Stock-based compensation	―	196,853	―
Impairment loss on investments	―	―	10,544
Losses on disposal of property and equipment, net, other intangible assets, net and goodwill	12,908	3,614	33,841
Impairment loss on long-lived assets	―	63,211	106,501
Deferred income taxes, net	―	551,483	(107,264)
Other non-cash losses – net	―	819	1,903
Changes in operating assets and liabilities:
Accounts receivable-trade, net	(222,384)	(37,024)	189,143
Accounts receivable-other, net	(210,476)	(87,148)	(48,031)
Inventories	(95,406)	(2,441)	(2,445)
Prepaid expenses and other current assets	(181,477)	(74,799)	(8,167)
Lease and guarantee deposits	(27,185)	(70,662)	58,468
Accounts payable	(23,318)	58,437	(55,574)
Accrued expenses	517,714	195,541	206,706
Accrued income taxes	19,173	(2,897)	25,364
Contract liability	(82,636)	(162,793)	(160,595)
Advances received	(111,109)	96,198	(15,322)
Other current liabilities	254,742	130,110	(3,389)
Deposit received	(24,411)	(46,501)	(98,925)
Other assets and other liabilities – net	50,050	5,228	(10,922)
Net cash provided by (used in) operating activities	(685,697)	(557,231)	(366,420)
Cash flows from investing activities:
Purchases of time deposits	―	(26,402)	(26,703)
Proceeds from maturities of time deposits	―	6,000	10,000
Proceeds from sale of investments	―	―	53,000
Acquisition of investments	―	(52,520)	―
Acquisition of property and equipment	(120,740)	(95,651)	(73,556)
Proceeds from sale of property and equipment	40,620	―	3,227
Cost additions to internal use software	(45,761)	(18,127)	(30,569)
Proceeds from sale of salons	851,719	430,000	―
Acquisition of businesses – net of cash acquired	(148,000)	(375,757)	(99,195)
Proceeds from due from shareholder	―	―	8,267
Payment received on short-term loans receivable	―	450	900
Payment received on long-term accounts receivable-other, net	2,599	9,488	15,030
Proceeds from insurance cancellations	―	38,583	―
Net cash used in investing activities	¥580,437	¥(83,936)	¥(139,599)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Yen in thousands)

	Years Ended December 31,
	2022		2021		2020
Cash flows from financing activities:
Proceeds from issuance of common stock in initial public offering – net of underwriting discounts and commissions	¥	―	¥	―	¥1,168,627
Proceeds from issuance of common stock for exercise of over-allotment, net of issuance costs		―		87,642	―
Net repayment of short-term borrowings		(162,252)		―	(180,000)
Proceeds from long-term borrowings		547,619		―	775,000
Repayment of long-term borrowings		(45,270)		(251,084)	(206,440)
Payment of installment payables related to business acquisitions		―		(2,888)	(33,949)
Payment of deferred offering costs		―		(261,619)	(97,857)
Proceeds from issuance of stock options		―		―	6,750
Net cash provided by (used in) financing activities		340,097		(427,949)	1,432,131

Net increase (decrease) in cash and cash equivalents		234,837		(1,069,116)	926,112
Cash and cash equivalents at beginning of year		370,617		1,439,733	513,621
Cash and cash equivalents at end of year		¥605,454		¥370,617	¥1,439,733

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest		¥7,535		¥10,865	¥10,219
Income taxes		30,809		45,505	7,005

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for lease liabilities		673,468		917,135	604,703
Purchases of property and equipment included in accrued expenses		―		23,488	29,244
Purchases of intangible assets included in accrued expenses		―		14,236	1,535
Payables related to acquisition of businesses included in accrued expenses		―		―	1,667
Sales of salons included in accounts receivable		134,876		129,000	―
Payable related to acquisition of noncontrolling interests included in mandatorily redeemable noncontrolling interests		―		148,000	―
Deferred offering costs included in accrued expenses		―		―	261,619

Refer to Note 8, "Leases" for supplemental cash flow information related to leases.

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

Relaxation Salon Segment (See Note 11 for segment information)

The Relaxation Salon Segment is the core of our business, whereby we own, develop, operate, or franchise and support relaxation salons. The salon locations cover major cities throughout Japan, with strong market presence in the Tokyo metropolitan area. The Segment includes several Relaxation Salon brands including Re.Ra.Ku®, and as of December 31, 2022, 2021 and 2020, it has a total of 312, 312 and 290 salons, respectively. The following table presents total number of salons by operation type:

	Number of
	Relaxation Salons
	2022	2021	2020
Directly-operated	199	188	150
Franchised	113	124	140
Total	312	312	290

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

Luxury Beauty Segment (See Note 2 for business combination and Note 11 for segment information)

In October 2021, the Company acquired 60% of the ownership interest in ZACC Kabushiki Kaisha (“ZACC”), a high-end hair salon company, and acquired the remaining outstanding common stock in January 2022. ZACC owns and operates 3 luxury hair salon brands (ZACC vie, ZACC raffine, and ZACC ginza), all of which have been recognized by customers for over 30 years for their high level of techniques and hospitality. The remaining 40% of the ownership interest in ZACC was transferred to the Company on January 1, 2022, for ¥148,000 thousand.

Basis of Presentation

The accompanying consolidated financial statements are presented in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The accompanying consolidated financial statements

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP").

Going Concern and Liquidity

During 2021, the Japanese government issued multiple Declarations of Public Emergency for COVID-19, which impacted Tokyo and other prefectures where our salons are located. These measures remained in place for a significant amount of time and has resulted in the temporary closures of the Company’s salons, affecting the operation of our salons located in shopping malls and spa facilities. Under Declarations of Public Emergency, up to 28 salons had shortened operation and 36 salons temporarily closed their operation. As a direct result in 2021, the Company experienced negative cash flows from operations and also used a significant amount of cash for acquisitions and investments. In addition, it had losses from operations in 2021 and 2020, and has had a working capital deficit and an accumulated deficit for the past three years. As a result, the Company’s revenues, results of operations and cash flows have been materially adversely impacted which raised substantial doubt about the Company’s ability to continue as a going concern.

In response to such events, management has been taking aggressive and prudent actions to reduce expenses to preserve cash on hand. The Company fully implemented its new business model and had sold 19 directly-owned salons for aggregate gross sale price of ¥1,122,595 thousand for the year ended December 31, 2022. As a result, our sales and profitability have been in the progress of recovery. The Company has identified additional directly-owned salons in 2023, for sale and is currently marketing them to investors. We believe this model will provide upfront capital as well as maximize the return on capital investment in our relaxation salon segment, accelerate salon openings by reinvesting the proceeds from the sales of salons, and generate additional income from the salons that were sold to investors and are under management by us. In addition to restored profitability of our relaxation salon business, the Company started shipping units of Mother Bracelet® in March 2022. The Company generated a total revenue of ¥340,289 thousand from Mother Bracelet® during 2022. As we continue to grow, we expect to drive greater efficiencies across our operations,development and marketing organizations and further leverage our technology and existing support infrastructure. We believe we will be able to reduce the percentage of corporate costs to revenue over time to enhance margins as general and administrative expenses are expected to grow at a slower rate due to expected efficiencies of scale as we expand our salon network. However, this also increases our necessity for additional working capital for the larger size of business.

Despite we have positive cash flows from our operations before adjusting the proceeds from sales of salons in 2022 after all Declarations of Emergency were lifted nationwide, our net assets position remains negative as of December 31, 2022. Since the Company issues Re.Ra.Ku Card, a prepaid card settlement system with which customers of our salons can make deposits on their prepaid cards and make payments, the Company is subject to regulation under the Settlement Act. Pursuant to the Settlement Act, issuers of prepaid cards are required to maintain net assets of more than JPY 100 million. As of December 31, 2022, the Company’s net assets have fallen below JPY100 million under Japanese GAAP (“JGAAP”) on a standalone basis. If we fail to show a persuasive plan to rectify the situation in the foreseeable future, our registration as the issuer of the prepaid cards may be revoked and we may be required to refund any unused prepaid card balance to customers who have purchased the prepaid cards. The Company is currently in consultation with the regulatory authority.

As a result of all of the conditions above, we expect that our cash and cash equivalents as of December 31, 2022 of JPY605,454 thousand (US$4,593 thousand) may not be sufficient to fund our operating expenses, capital expenditure requirements, and debt service obligations for the 12 months following the issuance date of the audit opinion for the financial statements contained in this annual report. On the other hand, we have no assurance that we could raise an additional capital enough to fulfill all of such payment obligation in the foreseeable future.

The Company’s consolidated financial statement as of December 31, 2022, were prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Consolidation and Variable Interest Entities

Effective July 1, 2021, Bell Epoc Wellness Inc., a subsidiary of the Company, was merged with Decollte Wellness Corporation, another subsidiary of the Company pursuant to an absorption-type company split agreement, with Bell Epoc Wellness Inc. being the successor entity. The purpose of this reorganization is to achieve more efficiency in training therapists and operating the relaxation salons, and to integrate the brands. As these subsidiaries were under common control, there was no impact to the consolidated financial statements. Bell Epoc Wellness Inc. changed its name to Wing Inc. effective November 1, 2021. The consolidated financial statements for the year ended December 31, 2022 include the accounts of Parent and the following subsidiaries: Medirom Healthcare Technologies Inc, JOYHANDS WELLNESS Inc., Wing Inc., Bell & Joy Power Partners, Inc., SAWAN Co., Ltd., ZACC Kabushiki Kaisha (“ZACC”), and Medirom Human Resources Inc. All intercompany transactions have been eliminated in consolidation. Investments in companies over which the Company has significant influence but not control are accounted for by the equity method. The Company evaluates its investments and other significant relationships to determine whether any investee is a variable interest entity (“VIE”). If the Company concludes that an investee is a VIE, the Company evaluates its power to direct the activities of the investee, its obligation to absorb the expected losses of the investee and its right to receive the expected residual returns of the investee to determine whether the Company is the primary beneficiary of the investee. If the Company is the primary beneficiary of a VIE, the Company consolidates such entity and reflects the noncontrolling interest of other beneficiaries of that entity. There is no VIE where the Company is the primary beneficiary as of December 31, 2022 and 2021.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, the allowance for doubtful accounts, fair value of intangible assets acquired through business combination, impairment of long-lived assets and goodwill, asset retirement obligations, valuation of stock-based compensation, going concern and valuation of deferred tax assets. Management bases these estimates on assumptions that it believes to be reasonable under the circumstance, including considerations for the unwinding of the COVID-19 pandemic.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the respective year-end exchange rates. All revenue and expenses from assets and liabilities denominated in foreign currencies are converted to Japanese yen at the exchange rate prevailing when transactions occur. Exchange gains and losses resulting from foreign currency transactions and the conversion of monetary assets and liabilities denominated in foreign currencies are included in foreign exchange income in the consolidated statements of operation.

Mandatorily Redeemable Noncontrolling Interests

Mandatorily redeemable noncontrolling interests represent equity interests in ZACC owned by outside parties in 2021. Noncontrolling interests are considered mandatorily redeemable when they are subject to an unconditional obligation to be redeemed by the Company on a specified date and are presented as a liability. As of December 31, 2021, the noncontrolling interest related to ZACC was classified as a current liability based on the terms of the purchase agreement. There was no noncontrolling interest in the year ended December 31, 2022 as the Company has fully acquired ZACC as disclosed in Note2.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Time Deposits

Time deposits presented in the consolidated balance sheets are short-term investments, whose maturity dates are longer than three months but less than one year. Time deposits with maturity dates of longer than one year are included in other assets in the consolidated balance sheets.

Accounts Receivable—Trade, Net

The accounts receivable-trade on the Company's consolidated balance sheets primarily includes accounts receivables from franchisees. The balance is presented net of an allowance for expected losses (i.e., doubtful accounts), primarily related to receivables from the Company's franchisees. The Company monitors the financial condition of its franchisees and records provisions for estimated losses on receivables when it believes franchisees are unable to make their required payments based on factors such as delinquencies and aging trends. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses incurred related to existing accounts and receivables. the allowance for doubtful accounts related to accounts receivable-trade was ¥5,873 thousand and ¥6,689 thousand at December 31, 2022 and 2021, respectively.

Accounts Receivable—Other, Net and Long-Term Accounts Receivable—Other, Net

The accounts receivable—other on the Company's consolidated balance sheets primarily includes accounts receivable from commercial facility landlords and credit card companies related directly-operated salon's revenue and franchisee's revenue collected by these entities on behalf of the Company. As of December 31, 2022 and 2021, accounts receivable from commercial facilities and credit card companies of ¥877,372 thousand and ¥457,642 thousand, respectively, are included in the accounts receivable—other, net on the consolidated balance sheets. The balance is presented net of an allowance for expected losses (i.e., doubtful accounts). The Company monitors the financial condition of its debtor and records provisions for estimated losses on receivables when it believes debtors are unable to make their required payments based on factors such as delinquencies and aging trends. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses incurred related to existing accounts and receivables. As of December 31, 2021, the allowance for doubtful accounts related to accounts receivable-other was ¥23,337 thousand. There was no allowance for doubtful accounts related to accounts receivable-other as of December 31, 2022.

Long-term accounts receivable—other mainly consists of a non-interest bearing receivable due from an unrelated business entity, with a monthly repayment amount of ¥1,200 thousand and maturity of July 31, 2038. As of December 31, 2022 and 2021, the principal balance due was ¥225,380 thousand and ¥223,945 thousand, respectively. The short-term principal balance due was ¥14,400 thousand as of December 31, 2022 and 2021, which are included in accounts receivable-other, net in the consolidated balance sheets. Long-term accounts receivable—other includes other long-term accounts receivable of ¥13,019 thousand as of December 31, 2022 and 2021. The Company monitors the financial condition of its obligor and records provisions for estimated losses on receivables when it believes the obligors are unable to make their required payments. As of December 31, 2022 and 2021, the related allowance for doubtful accounts on long-term accounts receivable—other was ¥157,052 thousand and ¥135,066 thousand, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

Other Intangible Assets, Net

Other intangible assets with finite useful lives consist primarily of capitalized software, reacquired franchise rights, definite-lived trademarks, and customer relationships. The Company capitalizes both eligible internal and external costs of developing or obtaining computer software for internal use. Costs incurred to develop internal-use software during the application development stage are capitalized until the software is substantially complete and ready for its intended use. Costs related to data conversion, training and maintenance costs associated with internal-use software are expensed as incurred. Capitalized software is amortized over the estimated useful life (3-5 years) using the straight-line method. The Company amortizes the fair value of reacquired franchise rights over the remaining contractual terms of the reacquired franchise rights at the time of the acquisition, which generally range from 1-5 years. The Company amortizes the fair value of trademarks over the estimated useful life (10 years). The

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Company amortizes the fair value of customer relationships over the estimated useful life (3-7 years). Other intangible assets with indefinite useful lives consist primarily of trademarks that are generally recorded in connection with business combinations at their fair value. Indefinite-lived intangibles should be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Due to the Company’s internal reorganization in July 2021, the Company is no longer using the indefinite-lived trademark and therefore recorded an impairment of ¥38,922 thousand in 2021 which is included in impairment loss on long-lived assets in the consolidated statements of operation. There was no impairment in intangible assets recorded in 2022.

Impairment of Long-lived Assets, Excluding Goodwill

The Company assesses impairment of long-lived assets at the individual salon level, as this is the lowest level for which identifiable cash flows are largely independent of other groups of assets and liabilities. Long-lived assets include property and equipment, right-of-use lease assets, internal use software, and definite-lived intangible assets. The Company reviews the carrying value of long-lived assets for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when the estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition are less than their carrying values. The impairment loss is measured as the amount by which the carrying value of the asset or asset group exceeds its fair value. In determining the fair value, the Company uses present value techniques, if appropriate, based on the estimated future cash flows expected to result from the use of the assets and their eventual dispositions. During 2021, long-lived assets impairment charges related to continuing operations of ¥3,165 thousand, ¥39,067 thousand and ¥20,979 thousand were recorded on property and equipment, other intangible assets and right-of-use asset—operating leases, respectively. Long-lived assets impairments are recorded in impairment loss on long-lived assets in the consolidated statements of operation. There was no impairment loss in the year ended December 31, 2022.

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

Goodwill

Goodwill represents the excess of cost over fair value of identifiable net assets acquired and assumed in business combinations. The Company generally records goodwill in connection with the acquisition of relaxation salons from franchisees. Upon the sale of relaxation salons to franchisees, goodwill is decremented. In addition, the

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Company records goodwill when the Company acquires other entities. Goodwill and intangible assets that are deemed to have indefinite useful lives are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill impairment assessments are performed at the reporting unit level, which is the same as the Company's operating segments. The Company utilizes a qualitative assessment for determining whether step one of the goodwill impairment analysis is necessary. If a step one test is considered necessary based on the qualitative factors, the Company compares the estimated fair value of a reporting unit to its carrying value. The carrying value of each reporting unit is based on the assets and liabilities associated with the operations of the reporting unit. The Company calculates estimated fair values of the reporting units based on discounted future cash flows utilizing estimates in annual revenue, service and product margins, fixed expense rates, allocated corporate overhead, directly-operated and franchise salon counts, and long-term growth rates for determining terminal value. If the carrying amount of a reporting unit exceeds its fair value, a loss will be recorded for the excess of the carrying value of the reporting unit over the fair value of the reporting unit. The Company did not recognize impairment losses for any goodwill during the years ended December 31, 2022, 2021 and 2020.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

Other Revenues

Other revenues are primarily from the Digital Preventive Healthcare segment, which include revenues from serving implementation of health and wellness programs (Specific Health Guidance Program), as well as wearable device service (MOTHER Bracelet®), and are recognized when services are provided or the ownership of products are transferred.

See Note 13 for further disclosures required under ASC 606 and Recently Adopted Accounting Pronouncements below for impacts of the ASC606 adoption.

Revenue is recognized net of consumption tax collected from customers and subsequently remitted to governmental authorities.

Advertising Expenses

Advertising costs are expensed as incurred and are recorded in selling, general and administration expenses in the consolidated statements of operation. Advertising expenses for the years ended December 31, 2022, 2021 and 2020 were ¥135,127 thousand, ¥130,959 thousand and ¥92,460 thousand, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

Earnings (Loss) Per Share

Basic and diluted earnings (loss) per common share are presented in conformity with the two-class method required for participating securities. Basic net income (loss) attributable to the Company per common share is computed by dividing net income (loss) attributable to the Company by the weighted-average number of shares of common stock outstanding during the year. Diluted net income attributable to the Company per common share reflects the potential dilutive effect of stock options. (See Note 15)

Recently Adopted Accounting Pronouncements

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

The intangible assets of ¥100,000 thousand is comprised of customer relationships of ¥30,000 thousand and tradename of ¥70,000 thousand. The goodwill recorded primarily relates to the sales growth potential of the relaxation salons held by SAWAN and acquired assembled workforce. Almost all of the goodwill is expected to be nondeductible for income tax purposes.

Acquisition of relaxation salons

During 2021 and 2020, the Company acquired 18 relaxation salons and 16 relaxation salons, respectively, for cash consideration of ¥202,686 thousand and ¥86,916 thousand, respectively. The cash consideration paid in these transactions is included within acquisition of businesses - net of cash acquired in the investing activities, payment of installment payables related to business acquisitions in the financing activities and payables related to acquisition of businesses included in accrued expenses in the non-cash investing and financing activities sections of the consolidated statements of cash flows. During 2022, there were no salon acquisitions to be accounted for as business combination.

Acquisition-related costs were recognized as expenses when incurred, which were immaterial in amount. The results of operations, and assets and liabilities, of these relaxation salons were included in the consolidated financial statements from the date of acquisition. The purchase price allocation was based on the estimated fair values of the assets acquired and liabilities assuppmed, as of the acquisition date.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

The estimated fair values of the assets acquired and liabilities assumed at the acquisition date were as follows:

	2021		2020
Property and equipment		¥36,299		¥51,005
Other intangible assets		15,000		12,690
Total assets acquired		51,299		63,695
Asset retirement obligation		(33,876)		(49,217)
Total liabilities assumed		(33,876)		(49,217)
Net assets acquired		17,423		14,478
Fair value of the consideration transferred		202,686		86,916
Goodwill		185,263		72,438
Gain from bargain purchases	¥	―	¥	―

The goodwill recorded primarily relates to the sales growth potential of the relaxation salon locations acquired and is expected to be deductible for income tax purposes. In 2021 and 2020, the fair value of the reacquired franchise rights was estimated using the excess earnings method and relief from royalty method with Level 3 unobservable inputs. In order to develop these Level 3 fair value measurements, the Company used 1.2% - 6.0% royalty rate and 11.3% - 25.0% discount rate as significant unobservable inputs. The amount of reacquired franchise rights was ¥15,000 thousand and ¥12,690 in 2021 and 2020, respectively. Reacquired franchise rights are subject to amortization and are amortized over an estimated useful life of approximately one to three years.

For some relaxation salons acquired, the Company recognized the excess of the fair value of the net assets assumed over the fair value of the consideration transferred as a gain from bargain purchases of nil, 2021 and 2020.

The amount of revenue from the acquired relaxation salons included in the Company's results of operations for the years ended December 31, 2021 and 2020 was ¥208,600 thousand and ¥375,148 thousand, respectively. The amount of loss from the acquired relaxation salons included in the Company's results of operations for the years ended December 31, 2021 and 2020 was ¥13,788 thousand and ¥26,595 thousand, respectively. Disclosure of pro forma information is omitted as the information is not easily available.

3.  Property and Equipment, Net

As of December 31, 2022 and 2021, property and equipment, net consist of the following:

	Thousands of Yen
	2022	2021
Leasehold improvements	¥539,553	¥472,872
Vehicles	18,089	23,219
Tools, furniture and fixtures	114,663	87,034
Total	672,305	583,125
Accumulated depreciation and amortization	(248,017)	(158,129)
	¥424,288	¥424,996

Depreciation expense was ¥82,795 thousand, ¥80,463 thousand and ¥41,691 thousand for the years ended December 31, 2022, 2021 and 2020, respectively.

For the years ended December 31, 2022, 2021 and 2020 the Company recognized impairment loss of nil, ¥3,165 thousand and ¥36,512 thousand for the Relaxation Salon segment on leasehold improvements used in certain relaxation salons, respectively. The Company conducted strategic reviews of its future profitability forecast. Following these reviews, the Company reduced the corresponding estimated future cash flows of these assets and the estimated ability to recover the carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in the impairment charges.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

4.  Goodwill and Other Intangible Assets, Net

The components of intangible assets as of December 31, 2022 and 2021 are as follows:

	Thousands of Yen
	2022	2021
Intangible assets subject to amortization:
Software for internal use	¥156,236	¥113,345
Reacquired franchise rights	-	19,343
Customer relationship	223,777	180,000
Trademark	160,000	160,000
Other	750	750
Total	540,763	473,438
Accumulated amortization	(137,458)	(82,769)
Net carrying amount	403,305	390,669

Intangible assets not subject to amortization:
Goodwill	539,490	600,329
Telephone rights	369	369
Total	539,859	600,698
Total intangible assets	¥943,164	¥991,367

The aggregate amortization expense was ¥85,918 thousand, ¥45,780 thousand and ¥20,599 thousand for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, the weighted average amortization period for internal-use software, reacquired franchise rights, customer relationships and trademarks was 4 years, 1 year, 6 years and 10 years, respectively.

The indefinite-lived trademark intangible relates to the relaxation salon segment and was considered abandoned due to the internal reorganization in 2021. The Company recorded an impairment charge for the full carrying value of ¥38,922 thousand in the year ended December 31, 2021. In addition, the Company recorded an impairment loss of ¥145 thousand on reacquired rights of certain relaxation salons in the relaxation segment for the year ended December 31, 2021. The Company conducted strategic reviews of its future profitability forecast. Following these reviews, the Company reduced the corresponding estimated future cash flows of these assets and the estimated ability to recover the carrying amount of the reacquired rights within the period applicable to the impairment determination, resulting in the impairment charges. There was no impairment loss in indefine-lived trademark intangible for the year ended December 31, 2022.

The estimated aggregate amortization expense for other intangible assets for the next five years and thereafter is as follows:

Thousands of Yen
Year ending December 31:
2023	¥84,895
2024	77,951
2025	70,754
2026	69,709
2027	63,395
Thereafter	36,601
Total	¥403,305

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

The following table shows changes in carrying amount of goodwill for the years ended December 31, 2022, 2021 and 2020:

Thousands of Yen
Balance at December 31, 2020	150,720
Acquisitions of relaxation salons*¹	185,263
Acquisition of SAWAN’s shares*³	110,881
Acquisition of ZACC’s shares*²	167,241
Sale of directly-owned salons, and closure of directly-owned salons	(13,776)
Balance at December 31, 2021	¥600,329
Acquisitions of relaxation salons*¹	―
Sale of directly-owned salons, and closure of directly-owned salons	(60,839)
Balance at December 31, 2022	¥539,490
*1	Acquisitions for the years ended December 31, 2022, 2021 and 2020 relate to relaxation salon acquisitions in the relaxation salon segment. Refer to Note 2.
*2	Acquisition for the year ended December 31, 2021 relates to ZACC’s shares acquisition in the luxury beauty segment. Refer to Note 2.
*3	Acquisition for the year ended December 31, 2021 relates to SAWAN’s shares acquisitions in the relaxation salon segment. Refer to Note 2.

The Company performed a step 1 quantitative assessment for its annual goodwill impairment test on December 31, 2022 and 2021. Based on the results of the step 1 test, the fair value of the reporting unit exceeded the carrying value and no impairment was recorded. The Company performed a qualitative assessment for its annual goodwill impairment test on December 31, 2020. Based on the results of the qualitative assessment, a step one test was not considered necessary. The fair value of all reporting units was determined using an income approach based upon estimates of future discounted cash flows. Significant judgments and unobservable inputs categorized as Level III in the fair value hierarchy are inherent in the impairment tests performed and include assumptions about the amount and timing of expected future cash flows, growth rates, and the determination of appropriate discount rates. The Company believes that the assumptions used in its annual impairment test are reasonable, but variations in any of the assumptions may result in different calculations of fair values and impairment charges. The impacts of any adverse business and market conditions which impact the overall performance of the Company's reporting units will continue to be monitored. If the Company's reporting units do not achieve the financial performance that the Company expects, it is possible that goodwill impairment charges may result. There can therefore be no assurance that future events will not result in an impairment of goodwill. No impairment losses on goodwill were recognized for the years ended December 31, 2022, 2021 and 2020.

5.  Investments

Investments at Cost

The Company acquired a convertible note from Matrix Industries, Inc. for ¥52,520 thousand on February 3, 2021. The carrying amount of non-marketable securities recorded at cost as fair value is not readily determinable. The amount is ¥53,020 thousand as of December 31, 2022 and 2021. The Company did not recognize any impairment for the year ended December 31, 2022 and 2021.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

The breakdown of non-marketable securities as of December 31, 2022 and 2021 are as follows:

	Carrying amount
	Thousands of Yen		Ownership
	2022	2021	2022	2021
Matrix Industries, Inc.	¥52,520	¥52,520	0.09%	0.09%
Other	500	500	―	―
Total	¥53,020	¥53,020

6.  Borrowings

The Company has borrowings with financial institutions. Some borrowings are secured. As of December 31, 2022, time deposits with an aggregating book value of ¥26,000 thousand are pledged as collateral. As of December 31, 2021, time deposits with an aggregating book value of ¥81,526 thousand are pledged as collateral (the amounts of ¥20,026 thousand and ¥61,500 thousand are included in time deposits and other assets, respectively, in the consolidated balance sheets). Some borrowings are guaranteed by Credit Guarantee Association, a Japanese governmental affiliate agency which supplements private companies with credit. The borrowings accrue interest using fixed interest rates of 0.20% – 3.30%, per annum as of December 31, 2022 and 2021. Debt issuance costs related to these borrowings are immaterial.

The Company issued corporate convertible bonds in the aggregate amount of ¥500,000 thousand to Kufu Company Inc., a Japanese company, in December 2022. The bonds are unsecured, accrue interest at a rate of 5.0% per annum, payable on June 30, 2023 and semi-annually thereafter, and will mature on December 28, 2027, unless earlier redeemed or converted. At any time between the six-month anniversary date of December 28, 2022 (which may be earlier in case of the limited event provided for in the indenture) and before the close of business on December 28, 2027, Kufu Company Inc., as the bond holder, may convert the bonds at its option, in whole or in part, into common shares. The Company granted a total of 40 share options, and one share option is attached to each bond equivalent to ¥12,500,000. The price per share used to calculate the number of the Company’s common shares to be delivered upon the exercise of the share options shall be ¥755. The bond holder may also exercise its put option to demand the redemption of the bonds by the Company, in whole or in part, any time after the six-month anniversary date of December 28, 2022.

The carrying value of the Company’s borrowings as of December 31, 2022 and 2021 are as follow:

	Thousands of Yen
	2022	2021
Borrowings (Due through 2035 with weighted average interest rates of 1.12% as of December 31, 2022, due through 2035 with weighted average interest rates of 0.66% as of December 31, 2021)	¥748,937	¥908,840
Corporate convertible bond	500,000	―
Current portion of borrowings	(99,168)	(162,252)
Total borrowings	¥1,149,769	¥746,588

The carrying value of the Company’s borrowings approximate fair value at each balance sheet date because the stated rate of interest of the debt approximates the market interest rate at which the Company can borrow similar debt. As of December 31, 2022 and 2021, the Company did not have any borrowings measured at fair value.

The following is a summary of maturities of borrowings subsequent to December 31, 2022:

Thousands of Yen
Year ending December 31:
2023	¥99,168
2024	95,897
2025	67,796
2026	54,312
2027	554,312
2028 and thereafter	377,452
Total	¥1,248,937

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Parent has long-term borrowings. These borrowings are primarily made under general agreements, which are to provide security and guarantees for present and future indebtedness or to secure a guarantor upon request of the bank, and that the banks shall have the right to offset cash deposits against any debts and obligations that have become due or, in the case of default, against all obligations to the banks. Kouji Eguchi, the representative director and the shareholder of Parent (holds 38.61% of common stock and all Class A common stock as of December 31, 2022) is a guarantor for twelve bank loans on behalf of our Company. As of December 31, 2022, the outstanding amount of loans guaranteed by Mr. Eguchi was ¥233,480 thousand. Kazuyoshi Takahashi, the representative director of ZACC and shareholder of ZACC (holds 0.26% of common stock as of December 31, 2022), is the guarantor for two bank loans on behalf of ZACC, which were borrowed by ZACC from three banks prior to the acquisition of ZACC. As of December 31, 2022, Mr. Takahashi’s guarantee has not been released and the outstanding amount of loans guaranteed by Mr. Takahashi was ¥75,643 thousand. None of the borrowing agreements contain any financial covenants.

7.  Asset Retirement Obligation

Asset retirement obligation primarily consists of estimated costs arising from a contractual obligation to a landlord to remove leasehold improvements from leased properties at the end of the lease contracts for its headquarters and directly-operated salons.

Reconciliation of the beginning and ending amount of asset retirement obligation for the years ended December 31, 2022 and 2021 is as follows:

	Thousands of Yen
	2022	2021
Beginning balance	¥298,994	¥191,192
Liabilities incurred	2,150	114,946
Liabilities settled	(14,639)	(9,316)
Accretion expense	24,424	2,172
Ending balance	¥310,929	¥298,994

As of December 31, 2022, the amounts of ¥310,929 thousand asset retirement obligation are included in asset retirement obligation in the consolidated balance sheets.

As of December 31, 2021, the amounts of ¥2,593 thousand and ¥296,401 thousand asset retirement obligation are included in other current liabilities and asset retirement obligation, respectively, in the consolidated balance sheets.

8.  Leases

The Company mainly leases commercial space for its relaxation salon from external third parties, which are either operated by the Company or a franchisee and also enters into contracts with franchisees subleasing partial spaces of leased properties under the terms and conditions that are substantially the same as the head lease contracts. As of December 31, 2022, 2021 and 2020, the Company had 235, 235 and 213 leased salons, respectively, of which 104, 115 and 130 salons, respectively were subleased.

Operating Leases

Lessee

There are no lease transactions classified as finance leases for the years ended December 31, 2022, 2021 and 2020.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

The table below summarizes the components of operating lease costs related to operating leases for the year ended December 31, 2022, 2021 and 2020:

	Thousands of Yen
	2022	2021	2020
Fixed lease cost (a)	¥866,730	¥801,292	¥748,230
Variable lease cost (b)	40,661	33,167	24,484
Short-term cost	19,977	38,876	11,669
Total	¥927,368	¥873,335	¥784,383
(a)	This includes the amount of ¥429,419 thousand, ¥420,138 thousand and ¥478,225 thousand recoverable from sublessees for the years ended December 31, 2022, 2021 and 2020, respectively.
(b)	This includes the amount of ¥22,256 thousand, ¥17,838 thousand and ¥14,146 thousand recoverable from sublessees for the years ended December 31, 2022, 2021 and 2020, respectively.

There are no sale-and leaseback transactions conducted in the years ended December 31, 2022, 2021 and 2020.

Supplementary information on cash flow and other information for leasing activities for the year ended December 31, 2022, 2021 and 2020 are as follows:

	Thousands of Yen
	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	¥938,095	¥881,822	¥797,623
Right-of-use assets obtained in exchange for lease liabilities	673,468	917,135	604,703
Weighted average remaining lease term (in years)	3.7	3.2	2.8
Weighted average discount rate	2.12%	1.64%	1.45%

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to December 31, 2022 are as follows:

Thousands of Yen
Year ending December 31:
2023	¥703,355
2024	489,829
2025	315,433
2026	214,586
2027	129,131
2028 and thereafter	199,406
Total	2,051,741
Less: Interest component	(69,343)
Present value of minimum lease payments	¥1,982,398

The amount of ¥769,769 thousand and ¥1,212,629 thousand of the discounted present value of minimum lease payment are included in current portion of lease liability and lease liability — net of current portion, respectively, in the consolidated balance sheets.

Subleases

The Company leases space from commercial facility landlords which in turn it subleases to certain franchisees of its relaxation salons. Sublease revenues are as follows for the years ended December 31, 2022, 2021 and 2020, and included in franchise revenues:

	Thousands of Yen
	2022	2021	2020
Fixed sublease income	¥429,419	¥420,138	¥478,225
Variable sublease income	22,256	17,838	14,146
Total	¥451,676	¥437,976	¥492,371

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Expected future minimum lease collections to be received under non-cancellable subleases subsequent to December 31, 2022 are as follows:

Thousands of Yen
Year ending December 31:
2023	¥303,457
2024	179,104
2025	91,584
2026	50,260
2027	28,342
2028 and thereafter	12,822
Total	¥665,569

There are no lease transactions classified as sale-type leases and direct financing leases for the years ended December 31, 2022, 2021 and 2020.

9.  Shareholders' Deficit

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

The Company did not grant any stock options during 2022 and 2021.

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

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

A summary of the activity of the Company's employee stock option plans as of and for the years ended December 31, 2022, 2021 and 2020 is presented below:

		Yen	Years		Thousands of Yen
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term		Aggregate intrinsic value
Outstanding at December 31, 2019	519,500	¥1,595	6.7	¥	―
Exercisable at December 31, 2019	519,500	1,595	6.7		―
Granted	450,000	752
Forfeited/Expired	(290,000)	1,903
Outstanding at December 31, 2020	679,500	905	4.3		531,518
Exercisable at December 31, 2020	229,500	1,205	5.4		123,891
Forfeited/Expired	(79,700)	1,266
Outstanding at December 31, 2021	599,800	857	3.5		192,570
Exercisable at December 31, 2021	599,800	857	3.5		192,570
Forfeited/Expired	(6,550)	128
Outstanding at December 31, 2022	593,250	865	2.7		150,696
Exercisable at December 31, 2022	593,250	¥865	2.7		¥150,696

For the year ended December 31, 2022, there was no compensation cost recognized for stock options as all stock options previously granted have been fully vested.

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

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Information about operating results and assets for each segment as of and for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Thousands of Yen
		Digital		Corporate
	Relaxation	Preventative	Luxury	and
	Salon	Healthcare	Beauty	elimination		Consolidated
Year ended December 31, 2022
Revenues	¥5,972,913	¥386,383	¥594,761	¥	―	¥6,954,057
Operating income (loss)	1,272,093	(60,190)	(23,735)		(1,091,201)	96,967
Depreciation and amortization	78,825	20,100	11,454		73,677	184,056
Total assets	4,693,660	189,933	822,354		1,041,399	6,747,346

Year ended December 31, 2021
Revenues	¥5,196,540	¥43,965	¥169,320	¥	―	¥5,409,825
Operating income (loss)	699,105	(144,857)	(6,538)		(1,018,297)	(470,587)
Depreciation and amortization	80,917	11,113	10,736		23,477	126,243
Total assets	4,002,005	161,945	701,172		887,939	5,753,061

Year ended December 31, 2020
Revenues	¥3,315,947	¥25,670	¥ ―	¥	―	¥3,341,617
Operating loss	(140,866)	(66,100)	―		(539,122)	(746,088)
Depreciation and amortization	32,261	8,007	―		22,022	62,290
Total assets	3,096,094	34,247	―		2,583,125	5,713,466

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

Substantially all revenues are from customers operating in Japan. Geographic information is omitted due to immateriality of revenue and operating income attributable to international operations for the years ended December 31, 2022, 2021 and 2020.

12.  Income Taxes

The following table shows a summary of income taxes for the years ended December 31, 2022, 2021 and 2020:

	Thousands of Yen	Thousands of Yen	Thousands of Yen
	2022	2021	2020
	Total	Total	Total
Income (loss) before income taxes	¥179,774	¥(414,481)	¥(626,689)
Income taxes
Current	30,809	24,767	19,745
Deferred	―	551,483	(107,264)
Total	¥30,809	¥576,250	¥(87,519)

Parent and its subsidiaries are subject to a number of taxes based on income, in the aggregate resulted in an effective statutory rate of approximately 30.6% for the years ended December 31, 2022, 2021 and 2020.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

A reconciliation of the differences between the effective income tax rates reflected in the accompanying consolidated statements of operation and Japanese statutory tax rates for the years ended December 31, 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Statutory tax rate	30.6%	30.6%	30.6%
Increases (reductions) in taxes due to:
Change in valuation allowance	(32.7)	(155.9)	(13.2)
Nondeductible expenses	―	(1.1)	(0.3)
Inhabitant tax-per capita*	―	(3.9)	(3.2)
Stock-based compensation	―	(14.5)	―
Use of operating loss carryforwards	―	3.9	―
Other-net	19.2	1.9	0.1
Effective income tax rate	17.1%	(139.0)%	14.0%
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

The tax effects of the major items of temporary differences giving rise to the deferred tax assets and liabilities as of December 31, 2022, 2021 and 2020 are as follows:

	Thousands of Yen
	2022		2021		2020
Deferred tax assets:
Accounts receivable-trade		¥69,203		¥13,485	¥13,485
Provision for bad debt		16,871		50,551	41,700
Goodwill		6,351		―	―
Accrued Vacation		17,520
Contract liability		―		―	154,950
Asset retirement obligation		82,506		91,552	58,543
Operating lease liability		591,108		576,867	505,601
Operating loss carryforwards		717,011		716,518	484,040
Other		54,244		69,603	60,392
Gross deferred tax assets		1,554,814		1,518,576	1,318,711
Valuation allowance		(712,685)		(771,441)	(125,376)
Total deferred tax assets		842,129		747,135	1,193,335

Deferred tax liabilities:
Property and equipment		(51,925)		(65,590)	(32,433)
Goodwill		―		(15,018)	(4,073)
Intangible assets		(142,789)		(101,025)	(15,285)
Right-of-use asset - operating lease		(558,538)		(558,538)	(483,437)
Acquisition Costs		(20,003)		―	(1,311)
Other		(68,874)		(6,964)	(1,205)
Total deferred tax liabilities		(842,129)		(747,135)	(537,744)
Net deferred tax assets	¥	―	¥	―	¥655,591

Valuation allowance for deferred tax assets have decreased by ¥58,756 thousand, increased by ¥646,065 thousand and decreased by ¥82,981 thousand for the years ended December 31, 2022, 2021 and 2020, respectively.

At December 31, 2022, the Company has provided a full valuation allowance against all of its deferred tax assets. The Company considered both positive and negative evidence related to the likelihood of realization of deferred tax assets. In making such assessments, more weight was given to evidence that could be objectively verified. Under this approach the recent cumulative losses are a significant piece of significant negative evidence and was given more weight than projected future income. Based on the Company’s review of this evidence, management believes that a full valuation allowance against all of the Company’s deferred tax assets as of December 31, 2022 is appropriate.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

At December 31, 2022, the Company had operating loss carryforwards of ¥2,341,644 thousand, which are available to offset future taxable income. These carryforwards are scheduled to expire as follows:

Operating loss
carryforwards
(Thousands of Yen)
Years ending December 31:
Between 2023 and 2026	¥133,695
Between 2027 and 2030	160,948
2031 and thereafter	2,047,001
Total	¥2,341,644

The Company does not recognize any deferred tax liabilities for undistributed earnings of domestic subsidiaries since dividends from these subsidiaries are not subject to taxation under Japanese tax law.

At December 31, 2022, 2021 and 2020, current unrecognized tax benefit is not material in amount. Even in the next twelve months after the end of 2021, it is unlikely that the total amount would change dramatically.

The penalties and interest expenses related to income taxes are recognized in the consolidated statements of operation as of December 31, 2022, 2021 and 2020, however, the amounts are immaterial.

Parent and its subsidiaries are subject to taxation in Japan and in the local Japanese governments where the Company’s salons or offices are located. As of December 31, 2022, the fiscal year ending December 31, 2017 and subsequent years remain open to examination by the tax authority (National Tax Agency and Tokyo Metropolitan Government).

13.  Revenue Recognition

Disaggregation of revenue

For the year ended December 31, 2022 and 2021, revenues are disaggregated by revenue stream and reconciled to reportable segment revenues as follows.

	Thousands of Yen
		Digital
		Preventative	Luxury
Revenue Stream*	Relaxation Salon	Healthcare	Beauty	Consolidated
Year ended December 31, 2022
Revenue from directly-operated salons	¥3,121,649	¥—	¥594,761	¥3,716,410
Revenue from the sale of directly-owned salons	1,122,595	—	—	1,122,595
Franchise fees	155,952	—	—	155,952
Royalty income	403,170	—	—	403,170
Staffing service revenue	86,975	—	—	86,975
Sublease revenue	411,698	—	—	411,698
Other franchise revenues	630,227	—	—	630,227
Other revenues	40,647	386,383	—	427,030
Total revenues	¥5,972,913	¥386,383	¥594,761	¥6,954,057

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	Thousands of Yen
		Digital
		Preventative	Luxury
Revenue Stream*	Relaxation Salon	Healthcare	Beauty	Consolidated
Year ended December 31, 2021
Revenue from directly-operated salons	¥3,278,514	¥—	¥169,320	¥3,447,834
Revenue from the sale of directly-owned salons	559,000	—	—	559,000
Franchise fees	199,889	—	—	199,889
Royalty income	209,848	—	—	209,848
Staffing service revenue	263,962	—	—	263,962
Sublease revenue	437,976	—	—	437,976
Other franchise revenues	247,351	—	—	247,351
Other revenues	—	43,965	—	43,965
Total revenues	¥5,196,540	¥43,965	¥169,320	¥5,409,825
*

All revenue streams are recognized over time, with the exception of hiring support within other franchise revenues and revenue from the sale of directly-owned salons, which are recognized at a point in time. Revenue related to hiring support was not material in the periods presented.

Contract balance

Information about receivables and contract liabilities from contracts with customers is as follows:

	Thousands of Yen
	As of	As of
	December 31,	December 31,
	2022	2021	Balance sheet classification
Receivables	¥534,686	¥312,302	Accounts receivable-trade, net

Contract liabilities:
Current	89,008	104,182	Current portion of contract liability
Long-term	156,431	239,067	Contract liability - net of current portion
Total	¥245,439	¥343,249

Prepaid card liability	¥507,405	¥509,355	Advances received

Receivables relate primarily to payments due for royalty income, staffing service revenue and sublease revenue. With respect to the payment term, payment for these revenues is generally collected monthly. As such, no significant finance component has been identified. The receivables balance is presented net of an allowance for expected losses (i.e., doubtful accounts), and are primarily related to receivables from the Company’s franchisees. Refer to “Accounts Receivables – Trade, Net” on Note 1 for details on the components of the receivables balance and the allowance. Contract liabilities primarily represent the Company’s remaining performance obligations under its franchise agreement at the end of the year, for which consideration has been received and revenue had not been recognized, and is generally recognized as revenues ratably over the remaining customer life that the expected services are to be provided. Prepaid card liabilities mainly relate to the unused balance of ReRaKu and SAWAN cards that can be redeemed at company-operated salons for services. Revenue for prepaid cards is recognized and the corresponding liability is reduced as the services are provided. As of December 31, 2022, contract assets under contracts with customers were immaterial and they are included in prepaid expenses and other current assets and other assets in the consolidated balance sheets.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Changes in the Company’s contract liabilities for the year ended December 31, 2022 are as follows:

Thousands of Yen
Contract liabilities
Balance at December 31, 2021	¥343,249
Revenues recognized during 2022 which were included in the contract liabilities balance at December 31, 2021	(112,265)
Remaining amounts at December 31, 2022 which were newly recognized as contract liabilities during 2022	14,455
Balance at December 31, 2022	¥245,439

For the year ended December 31, 2022, there were no revenues recognized under performance obligations which were satisfied for past fiscal years by change of transaction price, etc. Changes in receivables and contract liabilities are primarily due to the timing of revenue recognition, billings and cash collections.

Transaction price allocated to remaining performance obligations

Estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied as of December 31, 2022 is as follows:

Thousands of Yen
Year ending December 31:
2023	¥89,008
2024	78,796
2025	51,075
2026	18,605
2027	7,454
2028 and thereafter	501
Total	¥245,439

14. Earnings (loss) Per Share

Earnings (loss) per common share is allocated based on each right of common stock and Class A common stock, on the assumption that income (loss) from current year has been distributed. Common stock and Class A common stock have equal rights with respect to surplus dividend and residual assets distribution as net income (loss) attributable to shareholders of the Company is allocated proportionally.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Reconciliations of net income (loss) and weighted average number of common shares outstanding used for the computation of basic earnings (loss) per common share for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022		2021		2020
	Common	Class A	Common	Class A	Common	Class A

	(Thousands of Yen)		(Thousands of Yen)		(Thousands of Yen)
Income (Numerator)
Net income (loss) attributable to shareholders of the Company	¥148,965	―	¥(990,731)	―	¥(539,170)	―

Shares (Denominator)	(Number of shares)		(Number of shares)		(Number of shares)
Weighted average common shares outstanding	4,877,404	1	4,877,404	1	4,024,692	1
Effect of dilutive instruments:
Weighted average common shares for diluted computation	5,470,654	1	4,877,404	1	4,024,692	1

Earnings (loss) per common share attributable to shareholders of the Company	(Yen)		(Yen)		(Yen)
Basic	¥30.54	¥30.54	¥(203.13)	¥(203.13)	¥(133.97)	¥(133.97)
Diluted	¥27.23	¥27.23	¥(203.13)	¥(203.13)	¥(133.97)	¥(133.97)

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

15.  Fair Value of Financial Instruments

Fair value of financial instruments

The estimated fair values of the Company's financial instruments at December 31, 2022 and 2021 are set forth below:

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

Borrowings

The value of current portion of borrowings approximate fair value due to the short-term nature of these liabilities, and the carrying value of the Company’s long-term borrowings approximate fair value at each balance sheet date because the stated rate of interest of the debt approximates the market interest rate at which the Company can borrow similar debt.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

16.  Fair Value Measurements

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

The only asset or liability to be measured at fair value on a “recurring” basis during 2021 related to the mandatorily redeemable noncontrolling interest as part of the ZACC acquisition in October 2021, which is considered a level 3 input. As of December 31, 2021, the carrying value approximated the fair value due to the short timeframe before redemption and there were no other adjustments during the year. The Company subsequently purchased the shares related to the noncontrolling interest in January 2022. There were no assets or liabilities to be measured at fair value on "recurring" basis during 2022.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Long-lived assets and liabilities that have been measured at fair value on "nonrecurring" basis include leasehold improvements, right-of-use assets — operating lease, trademark, and reacquired franchise rights. Assets and liabilities measured at fair value on "nonrecurring" basis as of December 31, 2022, 2021 and 2020 are as follows:

	Thousands of Yen
	Level 1		Level 2		Level 3	Impairment loss
Year ended December 31, 2022
Assets
Leasehold improvements	¥	―	¥	―	¥353,425	¥	―
Right-of-use asset - operating lease		―		―	1,955,354		―
Trademark		―		―	137,351		―
Total	¥	―	¥	―	¥2,446,130	¥	―

Year ended December 31, 2021
Assets
Leasehold improvements	¥	―	¥	―	¥359,376		¥3,165
Right-of-use asset - operating lease		―		―	1,824,095		20,979
Trademark		―		―	153,458		38,922
Reacquired franchise rights		―		―	8,639		145
Total	¥	―	¥	―	¥2,345,568		¥63,211

Year ended December 31, 2020
Assets
Leasehold improvements	¥	―	¥	―	¥213,314		¥36,512
Right-of-use asset - operating lease		―		―	1,578,828		69,989
Total	¥	―	¥	―	¥1,792,142		¥106,501

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

For the year ended December 31, 2022, the Company recognized no impairment loss upon conducting strategic reviews of its future profitability forecast for the salons.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

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

17.  Commitments and Contingencies

Operating leases

The Company mainly in addition to its headquarters facility, leases salon spaces from external third parties, which are either directly-operated salons or franchised salons. Refer to Note 8 Leases and Note 7 Asset Retirement Obligation for details on the components of operating lease costs and future minimum lease payments under non-cancellable leases and asset retirement obligation, respectively.

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

18.  Related Party Transactions

Transactions with the Company's representative director

Mr. Eguchi is the guarantor with respect to some of the Company’s borrowings. See Note 6, Borrowings for more detail.

Transactions with the Company’s director

Akira Nojima, Parent’s independent director, is the sole owner of Kabushiki Kaisha No Track.

As of December 31, 2022 and 2021, the outstanding accrued expenses to Kabushiki Kaisha No Track are ¥110 thousand (included in accrued expenses). The Company paid annual consulting fees of ¥600 thousand (included in

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

selling, general and administrative expenses) to Kabushiki Kaisha No Track, in the years ended December 31, 2022, 2021 and 2020.

Tomoya Ogawa, Parent's independent director and the shareholder of the Company (holds 0.58%, 0.58% and 0.59% of common stock as of December 31, 2022, 2021 and 2020 respectively), is the sole owner of Kabushiki Kaisha LTW.

As of December 31, 2022 and 2021, the outstanding accrued expenses to Kabushiki Kaisha LTW are ¥330 thousand (included in accrued expenses). The Company paid consulting fees of ¥3,000 thousand, ¥3,000 thousand and ¥1,200 thousand (included in selling, general and administrative expenses) to Kabushiki Kaisha LTW, in the years ended December 31, 2022, 2021 and 2020, respectively.

Kazuyoshi Takahashi, the representative director of ZACC and the shareholder of ZACC is the guarantor with respect to some of the Company’s borrowings. See Note 6, “Borrowings” for more detail. Mr. Takahashi also underwrote the Company’s corporate bond of JPY50,000 thousand issued on May 10, 2022, which was paid on August 15, 2022 at an annual interest rate of 5%. On August 15, 2022, he underwrote the Company’s second corporate bond of JPY40,000 thousand, which was paid on December 31, 2022, with all the other conditions substantially the same as the first bond.

Transactions with the Company's corporate auditor

Osamu Sato, Parent's corporate auditor and the shareholder of Parent (holds 0.36% of common stock as of December 31, 2022, 2021 and 2020), is the president and representative director of Ebis 20 Co., Ltd.

As of December 31, 2022 and 2021, the outstanding accrued expenses to Ebis 20 Co., Ltd were ¥110 thousand (included in accrued expenses). The Company paid annual consulting fees of ¥1,200 thousand (included in selling, general and administrative expenses) to Ebis 20 Co., Ltd in the years ended December 31, 2022, 2021 and 2020.

19.  Subsequent Events

The Nasdaq Stock Market LLC (“Nasdaq”) Hearing

On January 3, 2023, the Company requested a hearing before a Nasdaq Hearing Panel (the “Panel”) to appeal the delisting determination from Nasdaq, which hearing was granted and held on February 16, 2023.

On March 15, 2023, the Company received a written notice from the Panel granting our request for continued listing on Nasdaq until May 1, 2023, subject to evidencing compliance by such date with the net income standard set forth in Nasdaq Listing Rule 5550(b)(3), which requires a minimum net income from continuing operations of $500,000 in the most recently completed fiscal year or two of the last three most recently completed fiscal years. On April 28, 2023, the Company received a written notice from the Panel granting our request for an extension until May 19, 2023 to demonstrate compliance with the net income standard. On May 23, 2023, the Company received a written determination from the Panel granting its request for a further extension until May 30, 2023 to demonstrate compliance with the net income standard, and a written notice from Nasdaq notifying the Company that it was not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) due to the delay in the filing of this annual report. The Company expects to regain compliance with the Nasdaq Listing Rules 5550(b)(3) and 5250(c)(1) as evidenced by this annual report.

Net Assets Requirements Related to “Re.Ra.Ku Cards”

One of the requirements for issuers of prepaid cards under the Settlement Act is to maintain net assets of not less than JPY100 million based on Japanese GAAP. As of December 31, 2022, the Company’s net assets have fallen below JPY100 million based on Japanese GAAP on a standalone basis. In early 2022, the Company failed to meet such standard but were able to recover subsequently. Subsequent to December 31, 2022, the Company has reported this matter to the Kanto Local Financial Bureau and are currently in consultation with the regulatory authority for administrative guidances.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

Stock Repurchase Program

On January 20, 2023, the Company’s CEO and major shareholder Koji Eguchi’s 100% funded joint venture COZY implemented a stock repurchase program based on the US SEC Rule 10b5-1 through a US investment bank. Under this plan, COZY can purchase up to 50 million yen of the company’s American Depositary Shares (ADS). This plan was approved by the Company’s board of directors on January 18, 2023. During the period from January to March 2023, COZY has repurchased the Company’s 22,543 shares.

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

4.1

Purchase Agreement, dated December 9, 2022, by and between the Company and the Bond Holder Kufu Company Inc., filed as Exhibit 4.1 to the Registrant’s Form 6-K filed with the SEC on December 9, 2022 and incorporated herein by reference.

4.2	Indenture, dated December 9, 2022 Kufu Company Inc., filed as Exhibit 4.2 to the Registrant’s Form 6-K filed with the SEC on December 9, 2022 and incorporated herein by reference.

8.1	List of Subsidiaries of the Registrant, filed as Exhibit 21.1 to Form F-1 (File No. 333-250762) filed on December 22, 2020 and incorporated herein by reference.

10.1

Capital Alliance Agreement, dated December 9, 2022, by and between the Company and the Bond Holder Kufu Company Inc., filed as Exhibit 10.1 to the Registrant’s Form 6-K filed with the SEC on December 9, 2022 and incorporated herein by reference.

10.2	Second Amendment to Development and Production Agreement, dated December 8, 2022, by and between Matrix Industries, Inc. and the Company, filed herewith.

11.1	Code of Ethics and Business Conduct of the Registrant, filed as Exhibit 11.1 to the Company’s Form 20-F filed on May 17, 2021 and incorporated herein by reference.

11.2	Insider Trading Policies of the Registrant, filed herewith.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

Exhibit	Description
101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEDIROM Healthcare Technologies Inc.

May 30, 2023	By:	/s/ Fumitoshi Fujiwara
	Name:	Fumitoshi Fujiwara
	Title:	Chief Financial Officer and Director