Form 20-F
period 2023-12-31
Medirom Healthcare Technologies Inc.
filed 2024-06-18
CIK 1819704

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this annual report, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this annual report under the headings “Risk Factors”, “Operating and Financial Review and Prospects”, and “Business Overview” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this annual report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this annual report include:

●	our ability to achieve our development goals for our business and execute and evolve our growth strategies, priorities and initiatives;
●	our ability to sell certain of our owned salons to investors, and receive management fees from such sold salons, on acceptable terms;
●	changes in Japanese and global economic conditions and financial markets, including their effects on our expansion in Japan and certain overseas markets;
●	our ability to continue to grow our Digital Preventative Healthcare Segment and achieve and sustain its profitability;
●	the fluctuation of foreign exchange rates, which affects our expenses and liabilities payable in foreign currencies;
●	our ability to hire and train a sufficient number of therapists and place them at salons in need of additional staffing;
●	changes in demographic, unemployment, economic, regulatory or weather conditions affecting the Tokyo region of Japan, where our relaxation salon base is geographically concentrated;
●	our ability to maintain and enhance the value of our brands and to enforce and maintain our trademarks and protect our other intellectual property;
●	the financial performance of our franchisees and our limited control with respect to their operations;
●	our ability to raise additional capital on acceptable terms or at all;
●	our level of indebtedness and potential restrictions on us under the our debt instruments;
●	changes in consumer preferences and our competitive environment;
●	our ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
●	the regulatory environment in which we operate.

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

Our functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or “¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥ 140.92 = US$1.00, which was the foreign exchange rate on December 29, 2023 as reported by the Board of Governors of the Federal Reserve System (which we refer to as the “U.S. Federal Reserve”) in weekly release on January 2, 2024. Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

Summary Risk Factors

Investing in our company involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our company. These risks include the following:

Risks Related to Our Company and Our Business

Risks and uncertainties related to our Company and our business include, but are not limited to, the following:

●	We may not achieve our development goals, which could adversely affect our operations and financial results;
●	We are implementing new growth strategies, priorities and initiatives and any inability to execute and evolve our strategy over time could adversely impact our financial condition and results of operations;
●	Sale of our salons to investors could depend heavily on a number of factors, and as a result, our annual revenue from salon sales may vary from year on year;
●	We are actively expanding mainly in Japan and overseas markets, and we may be adversely affected if Japanese and global economic conditions and financial markets deteriorate;
●	Our Digital Preventative Healthcare Segment may not continue to grow as we intend or achieve or sustain profitability;
●	Our MOTHER Bracelet® and Gateway incorporate various components, and component inflation may increase our cost of producing these products;
●	Our system-wide relaxation salon base is geographically concentrated in the Tokyo metropolitan area of Japan, and we could be negatively affected by conditions specific to that region;
●	Our past and future acquisitions, minority investments, joint ventures and strategic alliances could fail to deliver the anticipated benefits or otherwise have an adverse effect on our businesses and results of operations;
●	Our proposed acquisition of Japan Gene Medicine Corporation may not be completed on a timely basis, on our anticipated terms, or at all, and there are uncertainties and risks to consummating the acquisition and integrating the acquired business;
●	Our success depends substantially on the value of our brands;
●	The failure to enforce and maintain our trademarks and protect our other intellectual property could materially adversely affect our business, including our ability to establish and maintain brand awareness;
●	We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders’ ownership interests;
●	If we fail to obtain necessary funds for our operations, we will be unable to maintain and improve our services, other businesses, and technology, and we will be unable to develop and commercialize our services, other businesses, and technologies;
●	Our level of indebtedness could materially and adversely affect our business, financial condition and results of operations;
●	Our outstanding debt agreements may limit our flexibility in operating and expanding our business;
●	We depend on key members of our management and advisory team and will need to add and retain additional leading experts;

●	We may suffer losses from litigation or other claims, including if our services cause harm to customers;
●	Our prepaid cards are heavily regulated under Japanese law and violations of the relevant law could subject us to sanctions;
●	If we or our franchisees face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected;
●	We are subject to the risks associated with leasing space subject to long-term non-cancelable leases;
●	We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks such as COVID-19, political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures;
●	As we expand our businesses internationally, we will become subject to foreign laws and regulations, and we could be adversely affected by violations of these laws as well as the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws; and
●	There is a risk that we will be a passive foreign investment company (which we refer to as "PFIC") for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder.

Risks Related to Our Relationships with Franchisees

Risks and uncertainties related to our relationships with franchisees include, but are not limited to, the following:

●	The financial performance of our franchisees can negatively impact our business;
●	We have limited control with respect to the operations of our franchisees, which could have a negative impact on our business;
●	We rely on franchise agreements that could be breached and may be difficult to enforce, which could result in franchisees improperly managing relaxation salons;
●	We rely in part on the financial health of our franchisees. If we do not screen and monitor them appropriately, it could adversely affect our operations and financial results if they experience financial hardship;
●	Franchisee turnover could affect our ability to recruit new franchisees;
●	Premature termination of franchise agreements can cause losses;
●	The interests of our franchisees may conflict with ours in the future and we could face liability from our franchisees or related to our relationship with our franchisees; and
●	We are subject to various Japanese laws that may affect our relationship with our franchisees.

Risks Related to Our Industry

Risks and uncertainties related to our industry include, but are not limited to, the following:

●	We are vulnerable to changes in consumer preferences and economic conditions that could harm our business, financial condition, results of operations and cash flow;
●	We may not be able to compete successfully with other relaxation salon businesses, which could materially and adversely affect our results of operations;

●	We face significant competition and continuous technological change;
●	Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business; and
●	Cybersecurity breaches and other disruptions could compromise our information, result in the unauthorized disclosure of confidential guest, employee, Company and/or business partners’ information, damage our reputation, and expose us to liability, which could negatively impact our business.

Risks Related to Ownership of the ADSs

Risks and uncertainties related to our ownership of the American Depositary Shares (the “ADSs”) include, but are not limited to, the following:

●	We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common shares and ADSs may be less attractive to investors;
●	As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers;
●	ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we must meet the Nasdaq Capital Market’s continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of our ADSs, which could make it more difficult for us to sell securities in a financing and for you to sell your ADSs;
●	We may be, and have in the past been, delayed in complying with our periodic reporting obligation under the Exchange Act;
●	Our Chief Executive Officer owns a “golden share” with key veto rights, thereby limiting a shareholder’s ability to influence our business and affairs;
●	The requirements of being a U.S. public company may strain our resources and divert management’s attention;
●	If we fail to maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud;
●	We cannot assure you that the ADSs will remain liquid or that it will remain listed on NASDAQ;
●	The price of the ADSs may fluctuate substantially; and
●	We do not intend to pay dividends on our common shares for the foreseeable future.

Risks Related to Japan

Risks and uncertainties related to Japan include, but are not limited to, the following:

●	We are incorporated in Japan, and it may be more difficult to enforce judgments against us that are obtained in courts outside of Japan;
●	Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results;

●	We have business relationships with enterprises and professionals located outside of Japan and we may make payment to such parties in foreign currency, which exposes us to market risk associated with exchange rate movements of the Japanese yen against the U.S. dollar and other foreign currencies; and
●	Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

General Risk Factors

Other general risk factors include, but are not limited to, the following:

●	Third party claims with respect to intellectual property assets, if decided against us, may result in competing uses or require adoption of new, non-infringing intellectual property, which may in turn adversely affect sales and revenues; and

Risks Related to Our Company and Our Business

We may not achieve our development goals, which could adversely affect our operations and financial results.

Our number of relaxation salons was 314 as of December 31, 2023, which increased from 312 as of December 31, 2022. We opened 16 new salons and closed 14 salons during 2023. We intend to continue our growth either through developing additional directly-operated salons or through new salon development by acquisition, both in existing markets and in new markets, particularly in Japan. Such rapid development involves substantial risks, including the risk of:

●	the inability to identify suitable franchisees;
●	limited availability of financing for our Company and for franchisees at acceptable rates and terms;
●	development costs exceeding budgeted or contracted amounts;
●	delays in completion of construction;
●	the inability to identify, or the unavailability of, suitable sites at acceptable cost and other leasing or purchase terms;
●	developed properties not achieving desired revenue or cash flow levels once opened;
●	the negative impact of a new salon upon sales at nearby existing salons and vice versa;
●	the challenge of developing in areas where competitors are more established or have greater penetration or access to suitable development sites;
●	incurring substantial unrecoverable costs in the event a development project is abandoned prior to completion;
●	impairment charges resulting from underperforming salons or decisions to curtail or cease investment in certain locations or markets;
●	in new geographic markets where we have limited or no existing locations, the inability to successfully expand or acquire critical market presence for our brands, acquire name recognition, successfully market our products or attract new customers;
●	operating cost levels that reduce the demand for, or raise the cost of, developing new salons;
●	the challenge of identifying, recruiting and training qualified salon management;

●	the inability to obtain all required permits;
●	changes in laws, regulations and interpretations; and
●	general economic and business conditions.

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

Sale of our salons to investors could depend heavily on a number of factors, and as a result, our annual revenue from sale of salons may vary from year on year.

Since December 2021, we have implemented our strategy of selling certain of our owned salons to investors and charging management fees from such sold salons. For the year ended December 31, 2023, the total transaction amount from such salon sales was JPY1,451 million (US$10 million), while the total transaction amount from such salon sales was JPY1,123 million (US$8 million) for the year ended December 31, 2022. Our revenue from salon sales will depend on a number of factors including the interest of potential investors, financial market conditions, available interest rates, and expected return of other comparable types of investments, none of which we will have control over. In addition, our management fees from the sold salons will depend on the actual contractual terms subject to our negotiation with potential investors in the future.

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

We seek to proactively expand our business overseas in the future including into new regions for us, particularly the United States and Southeast Asia. We also intend to explore growth opportunities in other markets that we believe exhibit the following characteristics: low cost of entry, friendly franchising or partnership relationships and the existence of an economic staying power for our relaxation salon brand locally. We remain opportunistic on strategic mergers and acquisitions, joint ventures, and partnerships in these international markets. As a result, our financial condition and results of operations may be materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by the changes of various factors. These factors include fiscal and monetary policies, and laws, regulations and policies on financial markets. In the event of an economic downturn in Japan or the United States, consumer spending habits could be adversely affected, and we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability and cash flows. In addition, we could be impacted by labor shortages in Japan or other markets. Increasing economic inflation in Japan and overseas may also increase our labor costs and other operating expenses, and we may be unable to adequately reflect such cost increases in our prices to customers. The deterioration of Japanese and global economic conditions, or financial market turmoil, could result in a worsening of our liquidity and capital conditions, an increase in our credit costs, and, as a result, adversely affect our business, financial condition and results of operations.

Our Digital Preventative Healthcare Segment businesses may not continue to grow as we intend or achieve or sustain profitability.

For the fiscal year ended December 31, 2023, 2.8% of our revenue was derived from our Digital Preventative Healthcare Segment, which includes our Lav® application supporting the Specific Health Guidance Program and our MOTHER Bracelet®. By comparison, 89.4% of our revenue was derived from our Relaxation Salon Segment, and 7.8% from our Luxury Beauty Segment. Our Digital Preventative Healthcare Segment generated a total revenue of JPY200,397 thousand (US$1,422 thousand), as compared to a total revenue of JPY386,383 thousand (US$2,742 thousand) for the year ended December 31, 2022, a decrease that we believe was primarily due to a delay in the development and release of planned products and services. While we aim to continue to grow our Digital Preventative Healthcare Segment as a proportion of our overall business, we cannot guarantee that we will not experience such development delays or other setbacks in the future, or that these businesses or any other businesses we develop or acquire in the segment will achieve or increase market acceptance. The degree of market acceptance of our businesses will depend on a number of factors, including the competitive landscape and the adequacy and success of distribution, sales and marketing efforts. Customers, third-party payors or advertisers in general may be unwilling to accept, utilize or recommend any of our businesses.

Furthermore, the manufacturing of our MOTHER Bracelet® involves a number of third parties and requires our use of a patent license, and we may be adversely affected by business relationships with such third parties or their financial soundness. In particular, the self-charging functionality of our MOTHER Bracelet® is derived from the core semiconductor provided by Matrix Industries, Inc. (“Matrix”), a startup based in California, United States. In addition, we currently rely on a third-party manufacturer in Japan to manufacture the MOTHER Bracelet®. Should a natural disaster, a labor strike, or any other accident or incident occur at the factory or the manufacturer that significantly increase the assembly price, our sales or profitability could be adversely affected. As a result, we are unable to predict the extent of future losses or the time required to achieve profitability in this business unit, if at all.

Our MOTHER Bracelet® and Gateway incorporate various components, and component inflation may increase our cost of producing these products.

Following the start of sales of our MOTHER Bracelet® in 2021, we released our “MOTHER Gateway” device in 2023 as well as our device-based monitoring system, “REMONY®”. These electronic devices utilize an array of components, a few of which we directly obtain from suppliers, while the others are indirectly purchased by our contracted assembly factory and shipped to our warehouse in the form of finished goods. Although most of the components other than the core semiconductor provided by Matrix are commodities, there exists the potential for the prices of these components to significantly increase in the future, influenced by potential macroeconomic shifts, prospective supply chain disruptions, embargoes or any other trade restrictions resulting from geopolitical issues, and potential spikes in global demand. If such an upward trend in the cost of these crucial components were to materialize, it could place upward pressure on our production expenditures. This, in turn, may adversely affect our profit margins, especially if we are unable to pass on any such increased costs to our customers.

Our system-wide relaxation salon base is geographically concentrated in the Tokyo metropolitan area of Japan, and we could be negatively affected by conditions specific to that region.

Approximately 64.0% of our relaxation salons, including our directly-owned, franchised, and investor-owned salons, are located in the Tokyo metropolitan area of Japan as of December 31, 2023. Adverse changes in demographic, unemployment, economic, regulatory or weather conditions or natural disasters affecting the Kanto region of Japan have had, and may continue to have, material adverse effects on our business. As a result of our concentration in this market, we have been, and in the future may be, disproportionately affected by these adverse conditions compared to other chain relaxation salons with a greater national footprint.

In addition, our competitors could open additional relaxation salons in the Kanto region of Japan, which could result in reduced market share for us and may adversely impact our profitability.

We are also implementing a strategy of expanding our relaxation salons business in the Kansai region in western Japan. We opened six new salons in the Kansai region during fiscal year 2023, bringing the total number of our salons in the Kansai region to 15. However, there can be no assurance that our growth strategy to geographically expand the business will be successful.

Our past and future acquisitions, minority investments, joint ventures and strategic alliances could fail to deliver the anticipated benefits or otherwise have an adverse effect on our businesses and results of operations.

As part of our business strategy, we actively engage in acquisitions, minority investments, joint ventures and other strategic alliances with third parties to expand our product and service offerings, enter into new business areas and geographies and acquire related technologies, with a primary focus on businesses operating in Japan. For example, on October 1, 2021, we acquired a 60% ownership interest in ZACC, a high-end hair salon company operating in Japan, and we acquired the remaining 40% interest in January 2022. In 2021, we also acquired a 100% ownership interest in SAWAN CO. LTD., which owns the “Ruam Ruam” brand luxury relaxation salons and also operates in Japan. In 2019 we acquired a minority interest in Matrix Industries, Inc., which is based in the United

States and develops a thermoelectric generator and boost converter, and we purchased a convertible note from Matrix in February 2021 which subsequently converted into series A preferred stock in April 2023.

We intend to continue to actively consider acquisitions and other strategic investments or alliances in the future as attractive opportunities emerge, particularly if we find attractive opportunities to enhance or supplement the capabilities or product offerings, expand the geographic reach of our salon business or our luxury brand portfolio, effectively acquire new customers, if we find businesses, technologies, sales forces, or other growth drivers that meet our criteria for investment in the Digital Preventative Healthcare Segment, or if we identify acquisitions that we believe can otherwise allow us to expand into new or related businesses.

As part of our acquisition strategy, we have in the past acquired and may in the future acquire or invest in unprofitable companies or businesses, or may make minority investments in early stage or emerging companies that hold or are developing technologies, intellectual property or capabilities that we believe are important for our own business development. Such prior or future acquisitions or minority investments may adversely affect our consolidated results of operations. In addition, we may have difficulty accurately assessing the future viability and growth trajectory of the acquired businesses, especially if the synergies we expect to realize in connection with the acquisitions or minority investments do not materialize in the amounts we expect or at all, or if we are unable to manage the acquired businesses in an effective manner. We may also face uncertainties when we acquire or invest in companies with limited operating capabilities or a management system that requires improvement, which is often the case for small privately owned businesses, including potential compliance issues or liabilities that were not identified in due diligence, poor management by the former owners, or any continuing management personnel who may lose motivation to meet our financial targets after monetizing their own equity interests in the acquired business.

Acquisitions, strategic investments and alliances entail a number of risks, including, among others:

●	expenses incurred and difficulties in integrating or assimilating the operations, technology, personnel and culture of acquired businesses;
●	the inability to realize the synergy effects, such as technological development, expansion of user or customer base or cost reductions, that were anticipated in connection with the transaction;
●	the potential disruption of, and the distraction of management from, our regular business operations;
●	difficulties and substantial costs in connection with retaining the customers, key management or employees of an acquired company;
●	the failure to ensure that the companies we acquire operate in accordance with our regulatory compliance standards;
●	the possibility of overestimating the value of an acquired company, underestimating its legal or contingent liabilities, receiving insufficient indemnification for potential liabilities or being unable to recover such indemnification from the seller;
●	recording significant goodwill and intangible assets that could be subject to future impairment; and
●	incurrence of additional debt in connection with financing acquisitions and investments.

As a result of such risks, we may not be able to fully realize the benefits that we anticipate from any given transaction, including increased revenue and profits and other expected strategic benefits, within the expected timeframe or at all. Although we conduct due diligence reviews of acquisition targets, there can be no assurance that our due diligence process will disclose all relevant risks, legal, compliance or regulatory issues, losses and other liabilities or that our assessment of the target’s risks and liabilities will be accurate.

Our proposed acquisition of Japan Gene Medicine Corporation may not be completed on a timely basis, on our anticipated terms, or at all, and there are uncertainties and risks to consummating the acquisition and integrating the acquired business.

As part our acquisition strategy, on April 2, 2024, we announced that we had entered into a memorandum of understanding for the purpose of acquiring all of the shares of stock (the “Acquisition”) of Japan Gene Medicine

Corporation (“JGMC”). The memorandum of understanding sets forth a non-binding outline of proposed terms and conditions for the Acquisition and for entry into the definitive agreement for the Acquisition. Under the memorandum of understanding, we and the seller agree to negotiate in good faith for the purpose of entering into the definitive agreement for the Acquisition. See “Item 4. Information on the Company—Subsequent Events—Proposed Acquisition of Japan Gene Medicine Corporation”.

Under the memorandum of understanding, the consummation of the proposed Acquisition is conditioned on, among other factors, our ability to negotiate and enter into a binding definitive agreement for the transaction, our receipt of a commitment letter from a financial institution agreeing to provide a loan for the Acquisition in an amount and on terms satisfactory to us, satisfactory reflection of our due diligence findings in the provisions of the definitive agreement, completion of procedures required under the Foreign Exchange and Foreign Trade Act of Japan, and our ability to meet any applicable disclosure requirements for financial information of JGMC required under applicable U.S. securities laws, rules, and regulations by the applicable deadlines. We or the seller may determine not to enter into a definitive agreement for the Acquisition, and the terms of a definitive agreement may differ from those set forth in the memorandum of understanding. Moreover, we may be unable to consummate the proposed Acquisition, or the Acquisition may be delayed for a significant period of time, if any one of the conditions to consummation fails to be satisfied or waived, or for other reasons, including those beyond our control.

We face risks and uncertainties due to the proposed Acquisition, including:

●	failure to consummate the proposed Acquisition could result in negative reactions from the financial markets or in the investment community, including negative impacts on the market price of the ADSs;
●	we will remain liable for significant transaction costs, including legal, financial advisory, accounting and other costs relating to the proposed Acquisition even if it is not consummated; and
●	the proposed Acquisition could have an adverse impact on the acquiree’s relationships with its employees, customers and suppliers, and prospective customers or other third parties may delay or decline entering into agreements with us as a result of the announcement of the proposed Acquisition.

Furthermore, even if the proposed Acquisition is consummated, the Acquisition would remain subject to the risks described above in “—Our past and future acquisitions, minority investments, joint ventures and strategic alliances could fail to deliver the anticipated benefits or otherwise have an adverse effect on our businesses and results of operations.”

In particular, even if the proposed Acquisition is completed, our ability to realize the anticipated benefits of the Acquisition will depend, to a large extent, on our ability to integrate JGMC into our business. The combination of two independent businesses is a complex, costly and time-consuming process and there can be no assurance that we will be able to successfully integrate JGMC into our business, or if such integration is successfully accomplished, that such integration will not be more costly or take longer than presently contemplated. If we cannot successfully integrate and manage JGMC within a reasonable time following the Acquisition, we may not be able to realize the potential and anticipated benefits of the Acquisition, which could have a material adverse effect on our share price, business, cash flows, results of operations and financial position.

Additionally, we may incur substantial additional debt and/or issue a significant amount of equity or equity-linked securities as consideration for the proposed Acquisition. A significant increase in our indebtedness could adversely affect our business, financial position and results of operations, and the issuance of additional equity or equity-linked securities may dilute our current shareholders' ownership in us and could also result in a decrease in the market price of the ADSs. See “—Our level of indebtedness could materially and adversely affect our business, financial condition and results of operations.” and “—We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders' ownership interests.”

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

We regard our trademarks, trade secrets, know-how, and similar intellectual property as critical to our success. We have registered 45 trademarks as of December 31, 2023, and other names and logos used by our Company as trademarks with the Japan Patent Office, two of which are registered with the U.S. Patent and Trademark Office and one of which is registered with the China National Intellectual Property Administration. Our principal intellectual property rights include the trademark “Re.Ra.Ku®”, which is our core brand, and “MOTHER Bracelet®”, “Lav®”, and “REMONY®”, which are key brands in our Digital Preventative Healthcare Segment, copyrights in our website and software assets, rights to our domain names, https://medirom.co.jp, https://reraku.jp, and https://mother-bracelet.com, trade secrets and know-how with respect to our training, servicing, sales and marketing and other aspects of our business, and our digital innovations such as the MOTHER application, REMONY® software, Gateway software, and Lav® application. The success of our business strategy depends on our continued ability to use our existing intellectual property in order to increase brand awareness and develop our branded services. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded services to achieve and maintain market acceptance. There can be no assurance that the steps we have taken to protect our intellectual property in Japan or outside Japan in relevant foreign countries will be adequate. In addition, in light of our intention to expand internationally, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of Japan. If any of our trademarks, trade secrets or other intellectual property are infringed, our business, financial condition and results of operations could be materially adversely affected.

We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders' ownership interests.

We expect that our cash and cash equivalents as of December 31, 2023 of JPY106,347 thousand (US$755 thousand) will not be sufficient to fund our operating expenses, capital expenditure requirements, and debt service obligations for the 12 months following the issuance date of the audit opinion for the financial statements contained in this annual report and that we will require additional capital. These conditions, among others, raise substantial doubt about our ability to continue as a going concern. In the short term, we intend to address this in part by generating cash through the sales of certain of our owned salons. However, such sales may not successfully raise sufficient capital, and are subject to other risks as described in “—Sale of our salons to investors could depend heavily on a number of factors, and as a result, our annual revenue from sale of salons may vary from year on year” for risks related to sale of our owned salons. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Going Concern.” Accordingly, we may need to raise additional capital to meet our business requirements.

Our future capital requirements will depend on many factors, including the speed and geographic area of relaxation salon and other business growth, progress and results of our businesses, the number and development requirements of other business that we pursue, including acquisition costs for our potential acquisition of JGMC and future costs to develop its business, and the costs of commercialization activities, including marketing and sales. Because of the numerous risks and uncertainties associated with the development and commercialization of our businesses, we are unable to reasonably estimate the amounts of increased capital outlays and operating expenditures that our business will require. It is likely that we will need to raise additional funds through public or private debt or equity financings to meet various objectives including, but not limited to:

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

Our total indebtedness as of December 31, 2023 was JPY1,552,234 thousand (US$11,015 thousand) on a consolidated basis, including the corporate convertible bonds in the aggregate amount of JPY500,000 thousand (US$3,548 thousand) issued to Kufu Company Inc., a Japanese company, in December 2022. We may also take on additional indebtedness in the future, including in connection with our potential acquisition of JGMC. Our indebtedness could have significant effects on our business, such as:

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

Moreover, the Bank of Japan raised its overnight interest rate from -0.1% to 0-0.1% in March 2024. Long-term interest rates in Japan have been steadily increasing in recent years in connection with the Bank of Japan scaling back and then, in March 2024, eliminating most of its measures to control long-term government bond yields. Interest rates in Japan could further increase in the future due to changes in the interest rate policy pursued by the Bank of Japan or otherwise. An increase in Japanese interest rates will increase the interest expense associated with our current floating rate debt obligations and any floating or fixed rate debt obligations that we may incur in the future, including debt that we incur to refinance our existing borrowings. A rapid and significant rise in Japanese interest rates may increase our borrowing costs and adversely affect our financial condition and results of operations. For information regarding our sensitivity to interest rates, see “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Interest Rate Risk.”

Furthermore, we issued corporate convertible bonds in the aggregate amount of JPY500,000 thousand (US$3,548 thousand) to Kufu Company Inc., a Japanese company, in December 2022. The bonds are unsecured, accrue interest at a rate of 5.0% per annum, payable on June 30, 2023 and semi-annually thereafter, and will mature on December 28, 2027, unless earlier redeemed or converted. At any time between the six-month anniversary date of December 28, 2022 and before the close of business on December 28, 2027, Kufu Company Inc., as the bond holder, may convert the bonds at its option, in whole or in part, into our common shares. The bond holder may also exercise its put option to demand the redemption of the bonds by us, in whole or in part, any time after the six-month anniversary date of December 28, 2022. If Kufu Company Inc. elects to convert the bonds into our common shares or demand redemption of the bond prior to the maturity date, our cash flows and financial condition could be materially adversely affected.

Our outstanding debt agreements may limit our flexibility in operating and expanding our business.

As of December 31, 2023, we had a total of 17 loans with seven Japanese financial institutions for an aggregate principal amount of JPY1,052,234 thousand (US$7,467 thousand) on a consolidated basis. None of the loan agreements contain any material financial covenants, although certain of the government-sponsored loans set a limit on the total loan amount we may borrow from other government-sponsored lenders. However, eight of the loan agreements have our Chief Executive Officer as a personal guarantor of such debt obligations of our Company. In addition, Kazuyoshi Takahashi, the representative director of ZACC Kabushiki Kaisha (“ZACC”), is also a guarantor with respect to three out of five corporate loans of ZACC. If we release our Chief Executive Officer or Mr. Takahashi from such guarantor obligations, the relevant lenders may request that we provide them with alternative collateral and/or seek additional negative covenants under the existing loan agreements. This could limit our discretion to invest, utilize, and/or dispose of our assets.

Furthermore, we may take on additional indebtedness in the future, including in connection with our potential acquisition of JGMC. The restrictive covenants contained in any future loan agreements may restrict our access to future debt financing, on which our business operations and expansion plans, in part, depend. If our revenues decrease materially or we experience a significant increase in our interest expenses, we may not have enough available cash or be able to raise additional funds on satisfactory terms, if at all, through equity or debt financings to make any required prepayment or repay such indebtedness at the time any such event of default occurs. In such an event, we may be required to delay, limit, reduce or terminate our business development or expansion efforts. Our business, financial condition and results of operations could be materially adversely affected as a result.

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

We may suffer losses from litigation or other claims, including if our services cause harm to customers.

From time-to-time we may be involved in a variety of claims or litigation. Such proceedings may initially be viewed as immaterial but may develop to become significant. Litigation is inherently unpredictable and there is a possibility of unexpectedly large damage awards. Given the inherent uncertainties in litigation, even when we can reasonably estimate the amount of possible loss or range of loss, the actual outcome may differ significantly from our estimates. In addition, such claims or litigation could involve significant expense and diversion of management’s attention and resources from other matters.

In particular, although we screen our customers for major illnesses and injury, our services could potentially cause harm or injury to customers. Unexpected and undesirable side effects caused by our services for which we have not provided sufficient warnings, which may have been performed negligently, could result in the discontinuance of our relaxation services or prevent us from achieving or maintaining market acceptance of our services. Such side effects or injury incidents could also expose us to liability lawsuits. We currently maintain a comprehensive general liability policy; however, if any general liability lawsuits or claims are successfully brought against us, we could suffer from increased insurance premiums. Moreover, if damages exceed our policy limits, we may incur substantial financial losses. These claims could cause negative publicity regarding our Company, or brand, which could in turn harm our reputation and net revenue, which could have a material adverse effect on our business, financial condition, profitability, and cash flows.

Our prepaid cards are heavily regulated under Japanese law and violations of the relevant law could subject us to sanctions.

We began issuing prepaid cards called "Re.Ra.Ku® Cards" to relaxation salon customers on December 1, 2008. Re.Ra.Ku® Card users can continuously use and also replenish their card at most of our Company's relaxation salons. Prepaid cards are generally considered "prepaid payment methods" (which we refer to as "PPMs") under the Act on Settlement of Funds (Act No. 59 of 2009) (which we refer to as the "Settlement Act"). PPMs are regulated under the Settlement Act so long as there is a possibility that the cards could be valid for a period of more than six months. The Re.Ra.Ku® Cards do not have expiration dates and therefore are regulated under the Settlement Act. Moreover, the Re.Ra.Ku® Cards can be used at salons operated by franchisees, and because the franchisees are considered third parties for the purposes of the Settlement Act, we fall under the category of a Public Use PPM Provider.

A Public Use PPM Provider must be registered with the relevant Local Financial Bureau and follow detailed deposit procedures to assure that there are adequate funds for the individuals who are effectively loaning their money to the Public Use PPM Provider, including an obligation to deposit half of the prepaid balance to the Legal Affairs Bureau. As of December 31, 2023, the total amount we had deposited with the Legal Affairs Bureau in connection with Re.Ra.Ku Card balances was JPY357,335 thousand (US$2,536 thousand). If we fail to comply with these procedures, we may be assessed a monetary fine, and in certain circumstances, a member of our Company could face a criminal penalty of imprisonment, which could adversely impact our financial results as well as our brand image.

Furthermore, one of the requirements for issuers of prepaid cards under the Settlement Act is to maintain net assets of not less than JPY100 million based on Japanese GAAP. While our net assets fell below JPY100 million based on Japanese GAAP on a standalone basis as of December 31, 2022, we regained compliance by meeting such standard as of December 31, 2023.

Given the heavy burden imposed on us as a Public Use PPM Provider, we decided to introduce a new payment system and developed “Re.Ra.Ku PAY”, a proprietary payment app which works on customers’ smart phones. The most important difference between the Re.Ra.Ku Card and Re.Ra.Ku PAY is that balances on Re.Ra.Ku PAY have an expiration period of 150 days, while Re.Ra.Ku Card balances do not have an expiration date. The Settlement Act regulates only prepaid cards with balances that remain effective for more than six months. Hence, by limiting the expiration period to less than six months, we believe Re.Ra.Ku PAY can be exempted from the regulations and requirements under the Settlement Act, including the net assets requirement and the Legal Affairs Bureau deposit obligation.

We disallowed further balance deposits on Re.Ra.Ku Cards beginning on February 1, 2024. Accordingly, we expect the total balance of funds on Re.Ra.Ku Cards to decrease, as customers can only use their Re.Ra.Ku Cards for payment, and the amounts deposited to the Legal Affairs Bureau will be refunded to us over time as the total balance of funds on Re.Ra.Ku Cards decreases.

However, even after introducing Re.Ra.Ku PAY, we continue to be regulated as a Public Use PPM Provider in connection with Re.Ra.Ku Cards, and there is no assurance that we will be able to continue satisfying the minimum net asset requirement. If we fail to meet this requirement, there is a risk that our registration as an issuer of the prepaid cards (that is, Re.Ra.Ku Cards) may be revoked. While we believe such a revocation would not affect our ability to offer Re.Ra.Ku PAY, we would be required to immediately repay the remaining balances of Re.Ra.Ku Cards.

If we or our franchisees face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected.

Labor is a primary component in the cost of operating our directly-operated and franchised relaxation salons. As of December 31, 2023, we had 390 employees on a full-time basis, 622 employees on a part-time basis, and 89 employees on a fixed-term basis. Most of our employees are therapists who provide services at our directly-operated salons and franchised salons. If we or our franchisees face labor shortages or increased labor costs because of increased competition for employees, higher employee-turnover rates, or increases in the relevant minimum wage, change in employment status standards, or other employee benefits costs (including costs associated with health insurance coverage or workers' compensation insurance), our and our franchisees' operating expenses could increase, and our growth could be adversely affected.

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

We are subject to the risks associated with leasing space subject to long-term non-cancelable leases.

We generally lease the spaces in which our and our franchisees’ relaxation salons operate, and in the case of our franchisees’ salons, we sublease the space to our franchisees. Payments under leases account for a significant portion of our operating expenses and we expect the new salons we operate or franchise in the future will similarly be leased. Our leases generally have terms of three or five years. We enter into one of two types of lease agreements depending on the lessor—regular lease agreements or term lease agreements, both of which are common in Japan. Regular leases can be cancelled by the lessee subject to notice periods defined in the lease agreement. However, in principle, term leases cannot be cancelled by the lessee. If we or a franchisee decide to close a relaxation salon subject to a term lease, including due to a lack of profitability, we may nonetheless be committed to perform our payment obligations under the applicable term lease. For franchised salons subject to term leases, if the salon is subleased by us to the franchisee, we are exposed to such risk while primarily depending upon the franchisee’s capabilities to maintain the profitable operation of the salon. In addition, as each of our leases expires, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to pay increased occupancy costs or to close salons in desirable locations. If we fail to negotiate renewals, we may have to dispose of assets at such salon locations and incur closure costs as well as impairment of property and equipment. Furthermore, if we fail to negotiate renewals, we may incur additional costs associated with moving transferable fixtures and equipment. These potential costs, as well as closures of salons, could materially adversely affect our business, financial condition or results of operations.

Macroeconomic conditions, including economic downturns, may cause landlords of our leases to be unable to obtain financing or remain in good standing under their existing financing arrangements, resulting in failure to perform their lease obligations to us. In addition, other tenants at the shopping centers and commercial areas in which our and our franchisees’ salons are located may fail to operate or may cease operations during an economic slowdown. Decreases in total tenant occupancy in these areas may affect traffic at and around our and our franchisees’ salons. All of these factors could have a material adverse impact on our business, financial condition or results of operations.

We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks such as COVID-19, political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures.

Our headquarters, directly-operated and franchised relaxation salon locations and other businesses, as well as certain of our vendors and customers, are located in areas which have been and could be subject to natural disasters such as floods, typhoons, tsunamis, tornadoes, fires or earthquakes, as well as global pandemics such as COVID-19. Adverse weather conditions or other extreme changes in weather, including resulting electrical and technological failures and even nuclear leaks, in areas where our relaxation salons are concentrated, may disrupt our and our franchisees' businesses and may adversely affect our and our franchisees' ability to offer services. Such disruptions could influence customer trends and purchases and negatively impact our and our franchisees' revenues, properties or operations.

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

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Furthermore, because we may value our goodwill based on the market price of the ADSs, a decrease in the market price of our ADSs may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, we do not believe that we were a PFIC for the taxable year ended December 31, 2023.

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

Approximately 30.9% of our relaxation salons were franchised locations as of December 31, 2023. We derive revenues associated with our franchised locations from royalty fees and other fees to franchised locations. Our financial results are therefore dependent in part upon the operational and financial success of our franchisees. We have established operational standards and guidelines for our franchisees; however, we have limited control over how our franchisees' businesses are run. While we are responsible for ensuring the success of our entire system of relaxation salons and for taking a longer-term view with respect to system improvements, our franchisees have individual business strategies and objectives, which might conflict with our interests. Our franchisees may not be able to secure adequate financing to continue operating their relaxation salons. If they incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, our franchisees could experience financial distress or even bankruptcy. If a significant number of franchisees become financially distressed, it could harm our operating results through reduced royalty revenues, and the impact on our profitability could be greater than the percentage decrease in the royalty revenues. Closure of franchised relaxation salons would reduce our royalty revenues and could negatively impact margins, because we may not be able to reduce fixed costs which we continue to incur.

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

●	these agreements may be breached;
●	these agreements may not provide adequate remedies for the applicable type of breach;
●	our trade secrets or proprietary know-how will otherwise become known; and
●	our competitors will independently develop similar technology or proprietary information.

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

Although we make great efforts with the aid of our franchise support team to help franchisees who run into difficulties, we may suffer from low franchisee retention. Low franchisee retention could harm our image and deter prospective franchisees. If franchisee turnover increases and we begin to struggle to recruit new franchisees to take over relinquished salon locations or establish new ones, such an occurrence could harm our financial results.

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

The Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947, as amended) (which we refer to as the "Antimonopoly Act") prohibits any activities that inappropriately induce or mislead customers to enter into a business relationship by demonstrating seemingly preferable trade terms and conditions that could create a false impression over other competitor franchisors. The Japan Fair Trade Commission (which we refer to as the "JFTC"), which enforces the Antimonopoly Act and other Japanese antitrust laws, set forth "Guidelines Concerning the Franchise System Under the Antimonopoly Act" which suggest that a franchisor adequately disclose and explain material trade terms to a potential franchisee (willing to join the franchise relationship) to prevent any material terms and conditions inappropriately inducing or misleading such potential franchisee. In addition, when a franchisor markets its franchise, in the event a franchisor provides a prospective franchisee with an estimate of the revenue or profit that might possibly be earned upon becoming a franchisee, such estimated revenue or profit must be based on a reasonable method of calculation and established facts, such as the results of an existing franchise operating in a similar environment. The franchisor is required to present to the prospective franchisee such methods and facts. The guidelines also suggest that, in explaining business hours and temporary closures, a franchisor should provide to a prospective franchisee then-known information that may adversely impact management of the franchise, such as the occurrence of a shortage of human resources during specified business hours or a rapid increase in personnel costs. If the JFTC finds that any of our activities violate the Antimonopoly Act, including any "deceptive customer inducement" and “abuse of superior bargaining positions”, then the JFTC may order us to cease and desist from engaging in such unlawful activities, delete any relevant unlawful clauses from the franchise contract, or carry out any other measures necessary to eliminate such unlawful activities.

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

We and our franchisees rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our relaxation salons. In addition, our Lav® application and the platform under which we collect data from our MOTHER Bracelets® are heavily dependent on information technology systems. We also use Amazon Web Services and Google Cloud Platform as our cloud service providers. Our and our franchisees’ operations depend upon our and our franchisees’ ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems, network infrastructure, or cloud servers that cause an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, or a material network breach in security of these systems as a result of cyber-attack or any other failure to maintain a continuous and secure cyber network could further result in substantial harm, or in delays in customer service and reduce efficiency in our and our franchisees’ operations. This could include the theft of our intellectual property or trade secrets, or the improper use of personal information or other “identity theft.” While we utilize our personnel, as well as a variety of hardware and software, to monitor our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful. Any such claim, proceeding or action by a regulatory authority, or any adverse publicity resulting from these allegations, could adversely affect our business and results of operations.

Cybersecurity breaches and other disruptions could compromise our information, result in the unauthorized disclosure of confidential guest, employee, Company and/or business partners’ information, damage our reputation, and expose us to liability, which could negatively impact our business.

In the ordinary course of our business, we collect and process sensitive and confidential data, including our proprietary business information and that of our guests, users, suppliers and business partners, and personally identifiable information of our guests, users and employees, in our data centers and on our networks. For example, our customers are asked to complete a survey, often digitally on iPads, prior to first receiving services at our relaxation salons. The surveys contain questions requesting private health-related information of our relaxation salon patrons. In connection with credit and debit card sales, we and our franchisees transmit confidential credit and debit card information by way of secure private retail networks. In addition, we collect a large amount of health-related information from users of our Lav® smartphone application and our MOTHER Bracelet®.

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

We would cease to be an "emerging growth company" upon the earliest of (i) December 31, 2025, (ii) the last day of the fiscal year during which our annual gross revenues are US$1.235 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities, or (iv) as of the end of any fiscal year in which the market value of our common shares held by non-affiliates exceeded US$700 million as of the end of the second quarter of that fiscal year (and we have been a public company for at least 12 months and have filed at least one annual report on Form 20-F).

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

ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we are required to meet the continued listing requirements of the Nasdaq Capital Market and other Nasdaq rules, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price and certain other corporate governance requirements. In particular, we are required to satisfy the listing standards set forth in Nasdaq Listing Rule 5550(b), which sets forth minimum standards for stockholders’ equity, the market value of listed securities and net income, at least one of which must be satisfied.

As previously disclosed in reports on Form 6-K filed with the SEC and in our report on Form 20-F filed on May 30, 2023, we were not in compliance with the $35 million market value of listed securities requirement set forth in Nasdaq Listing Rule 5550(b)(2) as of December 27, 2022. After the hearing before a Nasdaq Hearings Panel (the “Panel”) for continued listing on Nasdaq, we regained compliance on June 1, 2023 based on the net income standard set forth in Nasdaq Listing Rule 5550(b)(3), which requires a minimum net income from continuing operations of $500,000 in the most recently completed fiscal year or two of the last three most recently completed fiscal years. While we are currently in compliance with the Nasdaq listing standards, there is no assurance that we will remain in compliance with these standards in the future. We cannot guarantee that any actions we take to prevent future non-compliance or to regain compliance with Nasdaq’s listing requirements in the future will be successful.

If we do not meet these continued listing requirements, our ADSs could be delisted. Delisting of our ADSs from the Nasdaq Capital Market would cause us to pursue eligibility for trading on other markets or exchanges, including over-the-counter (“OTC”) markets. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, our ADSs would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. There can be no assurance that our ADSs, if delisted from the Nasdaq Capital Market in the future, would be listed on a national securities exchange, a national quotation service or the OTC markets. Delisting from the Nasdaq Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our common shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. Additionally, the threat of delisting or a delisting of our ADSs from the Nasdaq Capital Market could reduce the number of investors willing to hold or acquire our common shares, thereby further restricting our ability to obtain equity financing, and it could reduce our ability to retain, attract and motivate our directors, officers and employees. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ADSs.

We may be, and have in the past been, delayed in complying with our periodic reporting obligations under the Exchange Act.

We are subject to the periodic reporting obligations under the Exchange Act. In particular, as our fiscal year ends December 31 of each year, the prescribed due date for us to file our annual report on Form 20-F is, in principle, April 30 of each year. However, we did not file this annual report for the fiscal year ended December 31, 2023 until June 18, 2024 due to delays in completing the audit of our consolidated financial statements for the year ended December 31, 2023. In addition, for the fiscal year ended December 31, 2022, we did not file our annual report until May 30, 2023, and we experienced delays with respect to prior fiscal years as well. While we believe we have made certain improvements to our internal controls over financial reporting, material weaknesses in such internal controls remain, and we may be delayed in complying with our periodic reporting obligations in the future. See “—We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Further, any failure by us to comply with our SEC reporting obligations in the future may materially and adversely affect investors’ investment in the ADSs. For instance, in the event that we fail to timely file any periodic reports or current reports, investors in our ADSs may not receive up-to-date disclosure of matters affecting their investment decisions, and the ADSs may be considered more risky than those of other issuers as a result. Additionally, under Nasdaq Listing Rule 5250(c)(1), a foreign private issuer listed on Nasdaq is required to timely file all required periodic financial reports with the SEC, and noncompliance creates a risk that our ADSs could be delisted. In the event that the ADSs are delisted from Nasdaq, the value and liquidity of investors’ investment in the ADSs would be materially and adversely affected. See also “—ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we must meet the Nasdaq Capital Market’s continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of our ADSs, which could make it more difficult for us to sell securities in a financing and for you to sell your ADSs.”

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

In connection with the preparation of our financial statements for the fiscal year ended December 31, 2023, we have identified several material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. As of and for the fiscal year ended December 31, 2023, we have identified material weaknesses in our financial reporting related to the following:

●	Insufficiency of effective processes to ensure that all journal entries were properly reviewed and approved prior to posting to the general ledger;
●	Insufficient management review controls over key financial information including lack of evidence of review and approval of financial information; and
●	Internal controls not being updated in a timely manner due to rapid changes in our new business operations and environment.

We have already taken some steps and have continued to implement measures to remediate the material weaknesses identified, including but not limited to, (i) developing and implementing sufficient review and approval processes for the journal entries with the support of professionals, (ii) enhancing, recording, and retaining sufficient evidence of internal controls, including review and approval by the appropriate level of personnel, (iii) assigning appropriate personnel to be in charge of accounting and internal control to update and improve the business process and the design of internal controls in a timely manner.

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

Our ADSs representing our common shares are listed on The Nasdaq Capital Market; however, we cannot assure you that we will be able to maintain such listing. See “—ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we must meet the Nasdaq Capital Market’s continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of our ADSs, which could make it more difficult for us to sell securities in a financing and for you to sell your ADSs.” In addition, if we fail to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling ADSs representing our common shares, which may further affect the liquidity of the ADSs. This would also make it more difficult for us to raise additional capital or attract qualified employees or partners.

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

The stock market in general, and the price for the ADSs are subject to fluctuation, and changes in the price of our ADSs may be unrelated to our operating performance. Some factors that may cause the market price of the ADSs to fluctuate, in addition to the other risks mentioned in this section of the annual report, are:

●	any failure to meet or exceed revenue and financial projections we provide to the public;
●	actual or anticipated variations in our quarterly financial condition and operating results or those of other companies in our industry;
●	our failure to meet or exceed the estimates and projections of the investment community;
●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;
●	additions or departures of our key management personnel;
●	issuances by us of debt or equity securities;
●	litigation involving our Company, including shareholder litigation; investigations or audits by regulators into the operations of our Company; or proceedings initiated by our competitors, franchisees, or customers;
●	changes in the market valuations of similar companies;
●	ADS price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs;
●	significant sales of the ADSs or common shares by our insiders or our shareholders in the future;
●	the trading volume of the ADSs in the United States; and

●	general economic and market conditions.

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

As of December 31, 2023, there were an aggregate of 589,500 of our common shares issuable upon exercise of outstanding stock options, at a weighted average exercise price of JPY 866 (US$6.15) per share. During the period from January 1 to March 31, 2024, out of those issuable common shares, 3,500 shares have been issued pursuant to the exercise of options that are part of our fifth series of stock acquisition rights for common shares and 52,350 shares have been issued pursuant to the exercise of stock options that are part of our ninth series of stock acquisition rights for common shares. As a result, 55,850 shares of our common stock were issued upon exercise of stock options during the period from January 1 to March 31, 2024. If and when more options are exercised for our common shares, the number of common shares outstanding will increase. Such an increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for the ADSs, and the market price of the ADSs.

On March 8, 2024, our board of directors adopted the MEDIROM Healthcare Technologies Inc. 2024 Equity Incentive Compensation Plan (the “Plan”), which was approved at our annual meeting of the shareholders held on March 29, 2024. Under the plan, we may grant stock options, stock appreciation rights, restricted stock, restricted stock units and performance share awards to our Company's directors, internal corporate auditors, officers, employees and consultants. A total of 497,500 shares of common stock are authorized for issuance under the Plan. We currently plan to continue granting stock options and other incentives so that we can continue to secure talented personnel in the future. We may issue all of these common shares without any further action or approval by our shareholders, subject to certain exceptions. Any common shares, issued in connection with our stock option plan, the exercise of outstanding stock options, or otherwise, would dilute your ownership interest.

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

We have business relationships with enterprises and professionals located outside of Japan and we may make payment to such parties in foreign currency, which exposes us to market risk associated with exchange rate movements of the Japanese yen against the U.S. dollar and other foreign currencies.

Our Japanese yen expenses consist principally of compensation, subcontractor expenses, and rent. While many of our business partners are Japanese domestic enterprises, we also have relationships with foreign enterprises and professionals to which our expenses may be paid in foreign currency. As our business expands overseas, our foreign currency exposure gives rise to more market risk associated with exchange rate movements of the Japanese yen mainly against the U.S. dollar, because most of our revenues are denominated in Japanese yen, while such expansion efforts outside Japan will cause us to incur more expenses in foreign currencies. Going forward, we anticipate that a certain portion of our expenses will continue to be denominated in foreign currencies. If such expansion efforts outside Japan are successful, however, a substantial amount of revenue could also be denominated in foreign currencies, particularly if we are able to develop and expand sales of MOTHER Bracelet® to markets outside Japan in the future. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in such exchange rates.

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

A prior filing requirement as set forth above is not triggered for acquiring or trading the ADSs because the depositary received clearance for the acquisition of our common shares underlying the ADS. Without such clearance, the Foreign Investor will not be permitted to acquire our common shares directly. As such, prior to accepting our common shares for deposit, the depositary obtained such pre-clearance from the applicable Japanese governmental authority. In addition, any Foreign Investor expecting to receive delivery of our common shares upon surrender of ADSs must also obtain pre-clearance from the applicable Japanese governmental authority prior to accepting delivery, which approval may take up to 30 days and could be subject to further extension. Although such prior filing requirement is not triggered for trading our ADSs once the depositary receives clearance for the deposit of the underlying common shares, we cannot assure you that there will not be delays for additional Foreign Investors who wish to acquire our common shares or for holders of the ADSs who are Foreign Investors and who wish to surrender their ADSs and acquire the underlying common shares. In addition, we cannot assure you that the applicable Japanese governmental authorities will grant such clearance in a timely manner or at all.

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

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. We are not currently aware of coverage by any such securities or industry analysts. If few or no securities or industry analysts cover us, the trading price for the ADSs could be negatively impacted. In the future, if one or more of the analysts who covers us downgrades the ADSs, publishes incorrect or unfavorable research about our business, ceases coverage of our Company, or fails to publish reports on us regularly, demand for the ADSs could decrease, which could cause the price of the ADSs or trading volume to decline.

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

On October 1, 2021, we acquired a 60% ownership interest in ZACC, a high-end hair salon company, and we acquired the remaining 40% interest in ZACC in January 2022. ZACC owns and operates four luxury hair salons under three brands (ZACC vie, ZACC raffine, and ZACC ginza), all of which have been recognized by customers for over 30 years for their high level of techniques and hospitality. Additional information regarding our acquisitions of SAWAN and ZACC is included in Note 2 to our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 included elsewhere in this Annual Report.

On May 31, 2023, our board of directors approved a second reorganization (the “Second Reorganization”), consisting of an incorporation-type company split plan and an absorption-type company split agreement. Under the incorporation-type company split plan, the Company spun off its Digital Preventative Healthcare business and transferred it to MEDIROM MOTHER Labs Inc. (“MML”), a newly established wholly-owned subsidiary, which is expected to conduct our entire Digital Preventative Healthcare business going forward, and under the absorption-type company split agreement, the Company spun off its existing salon development department, which is responsible for sourcing and setting up store spaces, and general corporate departments, which include accounting, legal, general affairs, human resources, IT and other corporate functions, and had Bell & Joy Power Partners Inc., an existing wholly-owned subsidiary, assume such operations going forward. On the same day, Bell & Joy Power Partners Inc. was renamed MEDIROM Shared Services Inc. (“MSS”). The Second Reorganization became effective on July 3, 2023.

As of December 31, 2023, the Company has entered into six share transfer agreements, pursuant to which we have agreed to sell and transfer an aggregate of 1,781 shares in MML, or approximately 3.56% of its total shares outstanding, to certain third-party investors. The purpose of our 2023 reorganization and the transfer of MML shares was to make quicker decisions and seek external equity financing of MML as a spun-off startup to accelerate its growth. We intend to maintain our status as the controlling shareholder of MML.

As of December 31, 2023, we had the following subsidiaries: JOYHANDS WELLNESS Inc., Wing Inc., MEDIROM Shared Services Inc. (formerly known as Bell & Joy Power Partners, Inc.), SAWAN, ZACC, MEDIROM MOTHER Labs Inc., and Medirom Human Resources Inc.

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

The SEC maintains an internet site (http://www.sec.gov), which contains reports, information we are required to provide to our shareholders or otherwise make public under our home country laws, and other information regarding us that we file electronically with the SEC.

B.	Business Overview

We are one of the leading holistic health services providers in Japan. Medirom is a franchiser and operator of healthcare salons across Japan, an operator of luxury hair salons in select central Tokyo locations, and a preferred platform partner for healthcare service providers and government entities to affect positive health outcomes. Through our well-known retail salon brands, including primarily Re.Ra.Ku®, growing technology platforms, and targeted health consulting and marketing, we have formed a "healthtech" segment. The healthtech segment's goal is to improve health outcomes and the satisfaction of our customers, as well as offer corporations data-rich, targeted advertising and promotional opportunities.

We operate three synergistic lines of businesses: (1) Relaxation Salon Segment (retail); (2) Luxury Beauty Segment (retail); and (3) Digital Preventative Healthcare Segment (healthtech). By combining brand strength and core retail competencies, including a broad physical footprint in population dense areas across the country, with proprietary technologies and partnerships, our business provides unique, value-added healthcare services to our customers with scale, customization, and cross-network effects that we believe few other companies in the industry can emulate. As of April 30, 2024, all of our principal business activities were focused on Japan.

As of December 31, 2023, the Relaxation Salon Segment had 314 locations across Japan, located within the country’s major cities. Our customer management system is a cloud-based customer relationship management system which we use to record all customer data and which facilitates reservation, point-of-sale and business intelligence functions at the 290 salons integrated into such system as of December 31, 2023. Our salons are generally located in metro stations/subways, shopping malls, plazas and high-traffic streets.. The Relaxation Salon Segment is our core business and accounted for ¥6,060 million (US$43.0 million), or approximately 88.8% of our total revenue for the year ended December 31, 2023 and ¥5,973 million (US$42.4 million), or approximately 85.9% of our total revenue for the year ended December 31, 2022.

The Luxury Beauty Segment consists of ZACC, our high-end hair salon, which accounted for ¥568 million (US$4.0 million), or approximately 8.3% of our total revenue for the year ended December 31, 2023, and ¥595 million (US$4.5 million), or approximately 8.5% of our total revenue for the year ended December 31, 2022. This decrease of revenue was primarily due to a decrease in customers caused by the resignation of one of ZACC’s top stylists (we call hairdressers who have completed required training and are permitted to cut customers’ hair “stylists”) in February 2023, because this stylist was frequently requested by customers.

The Digital Preventative Healthcare Segment mainly consists of the following operations: a government-sponsored Specific Health Guidance program, utilizing our internally-developed on-demand health monitoring smartphone application, Lav®; our MOTHER Bracelet® for fitness applications; and preventative healthcare services utilizing our experienced nutritionists and health nurses. The Digital Preventative Healthcare Segment accounted for ¥200 million (US$1.4 million), or approximately 2.9% of our total revenue for the year ended December 31, 2023, and ¥386 million (US$2.7 million), or approximately 5.6% of our total revenue for the year ended December 31, 2022.

Consumers increasingly recognize the value of services in the relaxation sector after the COVID-19 pandemic. The relaxation sector continues to offer a service that we believe many consumers view as nearly non-discretionary, as bodily health, joint alignment, and therapeutic bodyworks impact the health and wellness of our customers and require physical contact—continuing to buoy our core Salon business. We believe general interest among consumers in managing and maintaining personal health is also growing, especially with respect to balancing sleep, diet and exercise, which are critical factors for heath. With this growing interest in health, we believe services such as ours are being viewed as a more necessary item of consumer spending that we expect will increase demand for our services given the strength of our brand.

Relaxation Salon Segment

The Relaxation Salon Segment is the core of our business and consists of directly-operated salons (including salons which we have sold to third party investors who then outsource the management of such salons back to us) as well as franchised relaxation salons in Japan. Our salon locations cover major cities throughout Japan, with strong market presence in the Tokyo metropolitan area, which includes Tokyo, Kanagawa, Saitama and Chiba. According to the Survey on Basic Resident Registration System as of October 1, 2022, by the Ministry of Internal Affairs and Communications, the population (registered residents) of the Tokyo metropolitan area was estimated to be 36.9 million. According to the 2022 Yano Report (the most recent version available as of the date hereof) issued by Yano Research Institute, one of the leading market research firms (the “Yano Report”), in terms of the number of salons, we are one of the top three companies, on a consolidated basis, in the Kanto region (Tokyo, Kanagawa, Saitama, Chiba, Gunma, Ibaraki and Tochigi), and in the top four nationwide.

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

Our salons operate under several brand names. Our core brand is Re.Ra.Ku®. Our salons are generally located in metro stations/subways, shopping malls, plazas and high-traffic streets. On average, our salons measure approximately 722 square feet (which excludes data from salons in spa facilities and salons where the franchisees have direct contracts with the landlords) and contain a reception area and treatment space. A typical salon under the Re.Ra.Ku® brand is staffed by six relaxation therapists.

From our founding in 2000 until the COVID-19 pandemic, we steadily increased the number of Re.Ra.Ku®-branded salons. We intend to continue to grow our salon business over time through both organic growth, including acquisition and turnaround of underperforming franchised salons, and opportunistic acquisition and consolidation of competitor salons. As of December 31, 2023, we had 314 salons in operation throughout Japan under all of our brands. However, the rate of growth of our Re.Ra.Ku®-branded salons in recent years has slowed or paused due to our shift to focus on the acquisition of third-parties’ salons.

Our largest source of revenue derives from our directly-operated salons. Revenue from operating our directly-operated salons accounted for 59.5% of our consolidated revenue for the year ended December 31, 2023. Revenue from our franchise business consists of recurring franchise royalty, franchise membership fees, staffing services fees, sublease revenue and other franchise revenues and accounted for 11.8% of our consolidated revenue for the year ended December 31, 2023. As part of our new growth strategy, we have sold, and plan to continue to sell, certain of our owned salons to investors and we charge management fees to the owners of such sold salons. Our revenue from salon sales accounted for 14.8% of our consolidated revenue for the year ended December 31, 2023.

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

Services

Our relaxation salons offer a variety of individual services, each with multiple price ranges, including: anti-fatigue therapy; athletic support therapy; slim-down therapy; and reflexology. Anti-fatigue therapy is designed to relieve fatigue and discomfort, and concentrates on the shoulder blades, neck, lower back and posture. We suggest that first-time customers begin with anti-fatigue therapy because most new customers visit our salons with stiff muscles and are unable to do more difficult stretches. Anti-fatigue therapy helps enhance the customer's stretching ability. Athletic support therapy is intended to provide quick gains in active and passive range of motion to help improve athletic performance and increase flexibility, by performing shoulder blade alignment adjustments and resistance exercise. Slim-down therapy focuses on pelvic and shoulder blade alignment and is intended to help dieting by moving the muscles near the pelvis, which normally get little exercise, thereby increasing metabolism and improving posture. Our reflexology therapy is designed to target specific pressure points and areas on the feet to promote relaxation, improve circulation and reduce pain. While most Re.Ra.Ku® locations offer these four therapies, some individual salons offer other select therapy methods, such as Thai traditional stretching. Pursuant to the terms of our standard franchise agreements, our approval is required for any changes to the services provided in franchised salons.

Our customers can arrive at our salons with or without appointments at times convenient to their schedule. Upon checking in, salon staff provides customers with a questionnaire that asks for their contact information and certain health information to help the therapist identify the service that is most appropriate for the customer and whether the customer is experiencing muscle pain or other health problems. Upon completion of the therapy, the therapist will meet with the customers to obtain feedback on the services provided.

Prepayment Systems

In December 2008, we began issuing prepaid cards, called the Re.Ra.Ku® Card, to relaxation salon customers. Users of the Re.Ra.Ku® Card can continuously use the card at most of our Company's relaxation salons. The customer receives rewards on a tiered basis, so the more the customer spends on the Re.Ra.Ku® Card, the greater the reward that can be used at Re.Ra.Ku® locations. In addition, following the acquisition of SAWAN, we started to issue another line of prepaid cards, called the Free Pass, which can be used at Ruam Ruam branded salons. In addition, as a special 20th anniversary campaign after the opening of the first Re.Ra.Ku® salons, we sold prepaid tickets called “Thanksgiving Tickets”, each of which was sold at JPY10,000 (US$71) and could be used to pay for JPY11,000 (US$78) worth of services at our salons and included a right to participate in a lottery for prizes. The Thanksgiving Tickets expired on March 31, 2024. As of December 31, 2023, customers’ aggregate prepaid balance on the Re.Ra.Ku® Cards, the Free Pass, and the Thanksgiving Tickets was JPY573 million (US$4.1 million).

In 2023, the Company decided to decrease our reliance on the Re.Ra.Ku® Card and introduce a new payment system. To this end, we developed and launched “Re.Ra.Ku PAY”, a proprietary payment app which works on customers’ smart phones. Customers can charge the balance at our salons or remotely with their own credit cards and use the app to pay at our salons (Re.Ra.Ku PAY can be used at Re.Ra.Ku branded salons, Bell Epoc branded salons, and Ruam Ruam branded salons). The most important difference between the Re.Ra.Ku Card and Re.Ra.Ku PAY is that Re.Ra.Ku PAY balances have an expiration period of 150 days, while the Re.Ra.Ku Card balances do not have an expiration date. Moreover, rather than giving customers a certain percentage of points when they charge a certain amount of the card balance on the Re.Ra.Ku Card, we give customers using Re.Ra.Ku PAY a certain percentage of points when they pay with the app in accordance with each customer’s loyalty status, which is either “Bronze”, “Silver”, “Gold”, “Platinum”, or “Diamond”. We believe this approach contributes to more revenue generation by giving customers points at payment rather than at charging. The Company aims to utilize Re.Ra.Ku PAY for various marketing campaigns and to expand the scope of possible payments from only relaxation services at present to merchandise or other uses. We launched Re.Ra.Ku PAY on February 1, 2024, and disallowed further balance deposits on Re.Ra.Ku Cards beginning on the same date. As a result, Re.Ra.Ku Card users can pay with their current balances but cannot add to their balances. Except for limited circumstances, the prepaid balances on the Re.Ra.Ku® Card, the Free Passes, and Re.Ra.Ku PAY are generally non-refundable. See “Item 4. Information on the Company—B. Business Overview—Introduction of New Payment App “Re.Ra.Ku PAY”” for more details.

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

Our long-term goal is to have 1,000 salons nationwide and become the number one salon network in Japan. In order to achieve this goal, we opportunistically look for acquisition targets to roll up the industry, while continuing to organically develop our own branded salons. In addition, we may pursue opportunities to acquire similar businesses in the United States and Southeast Asia subject to favorable terms.

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

Franchises

As of December 31, 2023, 97 of our 314 salons were operated by franchisees. We strive to ensure that each of our franchise locations meets the same quality and customer service standards as our directly-operated locations in order to preserve the consistency and reliability of our brand and maintain the trust of our customers.

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

We identify potential franchisees through a variety of methods, including word-of-mouth and referrals from existing franchise owners. We also employ qualification criteria in the selection of franchisees, including reviewing the candidates' backgrounds and financial situations, conducting interviews and determining the candidates'

compatibility with our Company's culture. Our franchise agreements set forth a high standard of conduct across all franchised locations. As such, our franchisees are curated to confirm with the high standards of quality, expertise, and customer centricity which form the core of our brand and culture. We provide our franchisees with ongoing training and advertising support. We continuously monitor the financial performance of each franchised location using customized software called Peak Manager.

Additionally, all of our franchisees join an organization, the "Franchisees' Friendship Club", that facilitates discussion among the franchisees regarding our Company's business model and shared know-how. The Club also makes proposals to our Company regarding the franchise agreement, Company business and other matters related to the franchisor-franchisee relationship, to maximize mutual benefits. The Franchisees' Friendship Club holds a meeting once per month. Apart from the Franchisees' Friendship Club, our Company holds a "Franchise Owners Meeting" every quarter to share our Company's salon business strategy, key performance indicators, and other matters of common interest. Our Chief Executive Officer attends meetings to interact directly with the franchisees.

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

Our franchise agreements set forth certain material duties and responsibilities of the franchisees, including, but not limited to: (i) cooperating with our Company's advertising initiatives prior to and after the opening of a salon; (ii) maintaining the design, layout and equipment of a salon as designated by our Company; (iii) undergoing periodic skills training in accordance with our policies; and (iv) complying with restrictions on transfer of the franchise. We provide our franchisees with license to use our registered marks, including CLP CARE LIFE PLANNER®, in connection with the operation of their franchised salons. We utilize this mark in our franchise agreements to designate therapists who have completed a required technique training program. We retain the right to approve any change to a salon location, the service menu and the types of products sold at the salon other than those products supplied or purchased from us. Franchisees are subject to non-compete provisions during the term of the franchise agreement and for one year after termination thereof. Franchisees are responsible for hiring and compensating their own employees.

We have the right to terminate the franchise agreement for cause, including failure of the franchisees to pay our fees as set forth in the franchise agreement or failing to meet our established profitability metrics. Either we or the franchisee may terminate the franchise agreement without cause upon six months' prior written notice to the other party and prior consultation to attempt to resolve any disputes and prior consultation with the franchisees. The franchisee may be required to pay us a termination fee under certain circumstances. The franchise agreement may only be amended upon mutual consent of both parties in writing. In exceptional circumstances, we may temporarily waive our right to receive franchise royalties under a franchise agreement if we have agreed to temporarily take over the operations of a poorly performing franchised salon to turn around the salon’s performance.

Site Selection, Design and Construction

Our real estate department identifies and recommends the salon sites for directly-operated and franchise locations. The real estate department analyzes the sites based on criteria such as the average population, income and gender demographics, proximity to train stations and foot traffic in front of the salon. A score is then assigned to each potential site location. Once our Company identifies a potential site, it will enter into a lease agreement with the landlord. Street locations generally have a three-year lease term, while locations inside train stations or shopping centers have a five-year lease term. Our Company subleases salon locations to franchisees and passes through all of the associated rental costs. Franchisees are required to pay us an upfront fee for design and construction of the leased location as well as a nominal monthly management fee during the term of the lease to cover processing and service charges. It takes approximately 90 days to complete the design and construction of a new salon. We believe the sublease arrangements are more suitable for our business because our reputation and size allow us to negotiate for more favorable lease terms than would otherwise be provided to individual franchisees.

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

To be admitted into the College, students must pass a qualification check and an interview. This initial qualification program consists of 41 courses that typically extend for a month. The curriculum used at the College teaches 133 skills to students via a combination of live training and online videos. Although there is no qualification requirement for a therapist in Japan, students have to pass this initial qualification program before working at our salons. Currently, our Company has College campuses in Tokyo, Nagoya and Osaka.

Luxury Beauty Segment

Our Luxury Beauty Segment consists of the management and operation of high-end hair salon brands under ZACC. On October 1, 2021, we acquired a 60% ownership interest in ZACC, a high-end hair salon company, and we acquired the remaining 40% interest in ZACC in January 2022. ZACC salons are located in Omote-sando and Ginza, which are fashion center areas in Tokyo. The Aoyama flagship salon located in Omote-sando has 443 square meters of store space and 44 seats. The Ginza salon has 81 square meters of store space and 10 seats.

ZACC operates three luxury hair salon brands, ZACC vie, ZACC raffine, and ZACC ginza. At ZACC’s salons, only qualified “stylists” cut customers’ hair at the salons’ standard prices. “Stylists” are hairdressers who are permitted to provide haircuts after completing a certain period of trainee work experience as “assistants.” In 2023, ZACC began permitting assistants to provide haircuts to consenting customers at a discounted price to accelerate the training of assistants and their qualification as stylists. More than 98% of ZACC’s service revenue is generated from customers who specifically request their preferred stylists. The average price per customer is more than JPY14,000 (US$99.30), and more than 85% of customers are repeat customers.

Revenue contributed by ZACC branded salons decreased by JPY27,066 thousand (US$192 thousand) from JPY594,761 thousand (US$4,512 thousand) for the year ended December 31, 2022 to JPY567,695 thousand (US$4,028 thousand) for the year ended December 31, 2023. ZACC had total customers of 41,548 and 36,883 in 2022 and 2023, respectively, and this reduction in customers was the primary cause of the decreased revenue, despite revenue per customer increasing from JPY14,307 (US$102) in 2022 to JPY15,331 (US$109) in 2023.

The primary reason for the decreased number of customers was that one of ZACC’s top stylists resigned in February 2023. Because most of ZACC’s customers specifically request their preferred stylists, if a stylist with a broad network of customers resigns, ZACC typically loses most of the stylist’s customers, who generally continue to request services from the resigning stylist at his or her new salon rather than request services from an alternative stylist at ZACC. In addition, while ZACC had 29 stylists as of December 31, 2022, that number decreased to 26 stylists as of December 31, 2023. The decrease in the number of stylists reduced ZACC’s capacity to serve customers. In order to offset the lost customer base, we made an effort to accelerate the training and promotion of assistants to stylists as quickly as possible. However, these efforts were not sufficient to offset the decrease in the number of customers caused by the loss of one of our top stylists and the reduction in the total number of stylists during the year ended December 31, 2023.

We are working to improve ZACC’s financial performance through efforts to hire additional talented assistants who have the potential to become top stylists and train the current stylists to better promote their services via social networking services such as Instagram.

Digital Preventative Healthcare Segment

Our Digital Preventative Healthcare Segment consists of the following businesses.

Specific Health Guidance Program via Lav® Application (For Businesses).  We serve small businesses, large corporations, and government entities in their implementation of health and wellness programs as outlined by the Ministry of Health, Labor and Welfare of Japan's Specific Health Guidance Program. Japan is confronting a rapidly-aging society, as well as inflation of medical expenses from increasing occurrences of fatal diseases, such as diabetes, heart attack and stroke. To tackle this nationwide issue, the government initiated the Specific Health Guidance Program in April 2008. In this program, 40-through-74-year-old people who have received a diagnosis warning of lifestyle diseases at a health check-up are requested by a doctor to take a series of courses that are tailored to reduce the risk of developing certain lifestyle diseases. Because Japanese citizens and permanent residents are required to maintain health insurance through government or employer sponsored programs, it is generally the health insurance providers' responsibility to have participants take the courses if they are requested to do so. By partnering with a number of health insurance providers, we provide support to connect those who need to take the courses with health care professionals via our on-demand health monitoring application for smartphones called Lav®. We charge fees to health insurance providers, depending on how many participants use the program and which type of program is used. A portion of these fees is subsidized by the Japanese government. In addition to the Specific Health Guidance Program, we provide similar services to younger generations as well. Certain large Japanese companies work in collaboration with their own corporate-sponsored health insurance associations to provide their younger employees, who are not covered by the Specific Health Guidance Program, with services similar to those we provide under the government-sponsored program. We receive payment for these services from the sponsoring companies or their corporate-sponsored health insurance associations. Because these programs are not regulated by the government, we are able to engage our in-house therapists as coaches to provide guidance and feedback to the program participants through the Lav® app.

Lav® Application (For Consumers). We launched an upgraded version of Lav® as a consumer application in July 2021. The updated Lav® application offers options such as detox, weight control, and exercise programs. On this consumer version of the Lav® application, we also currently engage our in-house therapists as coaches to provide guidance and feedback through the app. We also have been promoting the Lav® consumer application to our existing customers at salon locations.

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

We believe the MOTHER Bracelet® is the only fitness tracker that requires no electric charging, as it utilizes innovative technology such as Gemini TEG (Thermoelectric Generator) and Mercury Boost Converter to enable the user's body heat to generate electricity. We are not aware of any other wearable devices equipped with near field communication (“NFC”) functionality currently in the market with equivalent capabilities. MOTHER Bracelet® is our registered trademark in Japan. We intend to pursue other opportunities in Japan and the United States for large-scale private label contracts for our device.

Rather than selling MOTHER Bracelet® devices on a stand-alone basis to individual consumers, we believe corporate customers are a more ideal customer base for this product, because they are able to benefit from monitoring the health data of a large number of MOTHER Bracelet® users, such as patients in hospitals, residents in nursing homes, drivers or employees in transportation or construction businesses. Hence, in 2023, we developed a platform consisting of MOTHER Bracelet®, Gateway, which is a telecommunication tool containing a subscriber identity module, and REMONY®, which is a centralized monitoring software system. Through this platform, data are collected from each MOTHER Bracelet® worn by a large number of users, this data is then sent to REMONY® via Gateway, and our business customers can centrally monitor all individual users’ health data on a nearly real time basis. This platform has been generating revenue since September 2023.

Our Digital Preventative Healthcare Segment is entering a growth phase. We have entered into contracts with 68 corporate insurance associations for our Specific Health Guidance Program provided by Lav®, our on-demand training app, as of December 31, 2023. We also provided lifestyle improvement programs via Lav® for people under 40 years of age, and have entered into service agreements with 12 corporate insurance associations as of December 31, 2023. In addition, we launched an upgraded version of Lav® as a subscription-based consumer application on July 1, 2021. The updated Lav® application offers options such as detox, weight control, and exercise programs. During the year ended December 31, 2023, we sold a total of 4,203 MOTHER Bracelet® units and 45 Gateway units, generating total revenue of JPY 125,280 thousand (US$889 thousand). Our aim is that our diverse health related product and service offerings will help us collect and manage healthcare data from users and customers and enable us to become a leader in big data in the healthcare industry

Customers

Specific Health Guidance Program.   Although we have developed an on-demand health monitoring application, this business sector has not adopted a subscription business model to date. We charge fees to health insurance providers, depending on how many participants use the program and which type of program is used. We plan on continuing to grow both provider count, including corporate sponsors, insurance providers, and government entities, as well as the end-participant pool, which are end users of our Lav® application. Our consumer Lav® application has not adopted a subscription business model and charges fees for fixed-term health coaching services to date.

MOTHER Bracelet ®. As of April 1, 2024, our existing customers are hospitals, nursing homes, acupuncture clinics, sports clubs (gyms), transportation companies, wholesellers to electronics retail stores, foreign government entities as well as individual consumers.

Services

Specific Health Guidance Program.  Through our Lav® application, we provide participants in a health insurance plan the ability to search for professionals tailored to each individual’s preferences, lifestyle, and health conditions. Participants can enjoy benefits from specific health guidance based on provided information. In addition, our therapists, composed of licensed nutritionists and registered dieticians, provide coaching services to program participants. This allows us to leverage idle time from therapists to generate additional revenue, which effectively results in improved efficiency ratios. We will continue to favor recruiting recent graduates with an added preference for those with nutritionist or dietetics pedigrees.

MOTHER Bracelet®.  Our MOTHER Bracelet® is designed to monitor and collect the health data of the wearer and can work seamlessly with our Lav® application and most of the other health monitoring applications that are available on the market. We also offer a Software Development Kit, or SDK, to our partners for their application or software development convenience. Furthermore, rather than selling MOTHER Bracelet® devices on a stand-alone basis to individual consumers, we believe corporate customers are a more ideal customer base for this product, because they are able to benefit from monitoring the health data of a large number of MOTHER Bracelet® users, such as patients in hospitals, residents in nursing homes, drivers or employees in transportation or construction businesses. Hence, in 2023, we developed a platform consisting of MOTHER Bracelet®, Gateway, which is a telecommunication tool containing a subscriber identity module, and REMONY®, which is a centralized monitoring software system. Through this platform, data are collected from each MOTHER Bracelet® worn by a large number of users, this data is then sent to REMONY® via Gateway, and our business customers can centrally monitor all individual users’ health data on a nearly real time basis. The system is designed to notify facility managers and family members when it detects abnormal health-related signs and signals on the wearers.

Market

Our Lav® healthcare application and its Specific Health Guidance Program primarily competes in the Specific Health Guidance Program market sponsored by Ministry of Health, Labor and Welfare of Japan. According to the Ministry, approximately 1.29 million participants completed the Specific Health Guidance Program in the governmental fiscal year ended March 31, 2021. Based on the participant data from that fiscal year and the assumption (based in part on data from certain local medical associations from the year ended March 31, 2024) that the average service fees per participant paid by health insurers is JPY20,000 (US$142), the estimated market size for the Specific Health Guidance Program is JPY26 billion (US$182 million). In addition, we have been providing similar services through the Lav® healthcare app to members of younger generations who are participants in company-sponsored health insurance programs. The market size of medical services in Japan exceeded JPY45 trillion (US$319 billion) in the governmental fiscal year ended March 31, 2021, and is expected to continue to grow due to Japan’s rapidly aging demographics. As a response, the Japanese government has been focusing more on preventative care. Hence, the preventative healthcare sub-segment of the broader medical and healthcare market in Japan has received proportionally increasing funding from the Japanese government’s health insurance budget, as have the participants in the Specific Health Guidance Program. Secular shifts toward prevention versus treatment, increasing insurance premiums and greater government subsidies make this a growing and attractive submarket to capture.

The Japanese healthcare system itself is well-regarded worldwide, leading most other countries on key outcomes including availability of hospital beds, public expenditure as a percentage of GDP, and infant mortality. These qualities allow leaders in the market to capture significant revenues and receive favorable prioritization in the budgets of both the public and private sectors. One notable deficiency is in the low number of practicing physicians per population density, which reflects both the highly populous cities of Japan and the relative dearth of medical practitioners.

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

Our MOTHER Bracelet® operates in the wearable device space though we focus on specific market segments tailored towards business clientele, hospitals, nursing homes and medical facilities serving the elderly population, and the transportation, construction, and national security sectors where employers have a strong incentive to monitor the health conditions of the their employees or officials.

Components and Materials

The self-charging functionality of our MOTHER Bracelet® is derived from the core semiconductor provided by Matrix Industries, Inc., a startup based in California, United States. In addition, our MOTHER Bracelet® and “MOTHER Gateway” utilize an array of components, a few of which we directly obtain from suppliers, while the others are indirectly purchased by our contracted assembly factory and shipped to our warehouse in the form of finished goods. Although most of the components other than the core semiconductor provided by Matrix are commodities, the available supply and price of these components are influenced by potential macroeconomic shifts, supply chain integrity, embargoes or any other trade restrictions resulting from geopolitical issues, and global demand. See also “Item 3. Key Information—D. Risk Factors—Our MOTHER Bracelet® and Gateway incorporate various components, and component inflation may increase our cost of producing these products.”

The Roots of our Business

Our Company was originally incorporated as “Kabushiki Kaisha Young Leaves” in Japan on July 13, 2000. On January 1, 2017, our Company’s name was changed to MEDIROM Inc. and on March 26, 2020, our Company’s English name was changed to MEDIROM Healthcare Technologies Inc. The chart below illustrates our corporate structure as of April 1, 2024.

Through a series of transactions in 2018, we expanded our relaxation salon business by acquiring three branded businesses: Bell Epoc Wellness Inc. (which we refer to as “BEW”), Decollte Wellness Corporation (which we refer to as “DW”), JOYHANDS WELLNESS Inc. (which we refer to as “JW”). We operate these businesses through three separate wholly-owned subsidiaries, along with an additional subsidiary, Medirom Human Resources Inc. (which we refer to as “MHR”). All of the foregoing subsidiaries are organized and existing under the laws of Japan. BEW, DW, and JW each operate relaxation salons and MHR operates a therapist dispatch business. Our Company provides administrative functions, such as accounting, finance, human resources, and legal affairs to each of the subsidiaries. In exchange for such administrative functions, we receive a monthly service fee from each subsidiary.

On April 17, 2018, we established BEW. On May 28, 2018, 46 relaxation salons with the brand name “Bell Epoc” were transferred from Kabushiki Kaisha Bell Epoc to BEW for cash. Pursuant to an operating agreement entered into in 2018, by and between Kabushiki Kaisha Bell Epoc and BEW, Kabushiki Kaisha Bell Epoc has continued to manage the relaxation salons and BEW pays operation fees to Kabushiki Kaisha Bell Epoc based on revenue.

On April 20, 2018, we formed JW to acquire the relaxation business operated by Kabushiki Kaisha Joyhands. Kabushiki Kaisha Joyhands was party to a number of outsource agreements with various public bath operators, whereby Kabushiki Kaisha Joyhands provided relaxation services to customers of public bath houses. JW began entering into assignment and novation agreements with such public bath service providers, whereby Kabushiki Kaisha Joyhands would be substituted by JW as the counterparty to the existing outsource agreements with the public bath operators.

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

On October 1, 2018, we acquired DW from Decollte Corporation for cash. On May 6, 2021, we acquired 100% of the interests in SAWAN, an operator of relaxation salons under the “Ruam Ruam” brand from BOX GROUP Co., Ltd., a Japanese holding company specializing in beauty and spa products and services. Ruam Ruam is a luxury relaxation salon brand which utilizes oriental relaxation techniques to fit the needs and preferences of the Japanese consumer. This acquisition resulted in the addition of 13 directly-operated salons under the brand of “Ruam Ruam” to our relaxation salon segment.

In July 2021, in order to speed up the decision-making process, improve business efficiency, and maximize business value, we reorganized and re-designated certain parts of our wholly-owned subsidiaries by business function.

As part of the reorganization, DW merged with and into BEW with BEW being the surviving entity. As a result of the merger between DW and BEW, BEW (currently known as Wing Inc.) now operates the salons previously owned by DW, and since July 1, 2021, it has been managing a majority of our relaxation salon operations, excluding those located in spa facilities or under the “Ruam Ruam” brand. In addition, we established Bell Epoc Power Partners Inc., which succeeded to the rights and obligations relating to the salon management entrusted division previously operated by BEW.

On October 1, 2021, we acquired a 60% ownership interest in ZACC, a high-end hair salon company recognized by customers for their high-level techniques and hospitality for over 30 years. ZACC’s flagship hair salon is located in Omotesando, one of the fashion centers in Tokyo, and ZACC opened its Ginza salon prior to the acquisition. We are working to facilitate ZACC’s multi-store management and opening of new ZACC branded salons by sharing our expertise in store management, franchising and employee independence programs. We acquired the remaining 40% interest in ZACC in January 2022.

In November 2021, BEW changed its name to “Wing Inc.” and Bell Epoc Power Partner Inc. changed its name to “Bell & Joy Power Partners Inc.”

On May 31, 2023, our board of directors approved the Second Reorganization, consisting of an incorporation-type company split plan and an absorption-type company split agreement. Under the incorporation-type company split plan, the Company spun off its Digital Preventative Healthcare business and transferred it to MEDIROM MOTHER Labs Inc., or MML, a newly established wholly-owned subsidiary, which is expected to conduct our entire Digital Preventative Healthcare business going forward. Under the absorption-type company split agreement, the Company spun off its existing salon development department, which is responsible for sourcing and setting up store spaces, and general corporate departments, which include accounting, legal, general affairs, human resources, IT and other corporate functions, and had Bell & Joy Power Partners Inc., an existing wholly-owned subsidiary, assume such operations going forward. On the same day, Bell & Joy Power Partners Inc. was renamed MEDIROM Shared Services Inc., or MSS. The Second Reorganization became effective on July 3, 2023.

As of December 31, 2023, the Company has entered into six share transfer agreements, pursuant to which we have agreed to sell and transfer an aggregate of 1,781 shares in MML, or approximately 3.56% of its total shares outstanding, to certain third-party investors. The purpose of our 2023 reorganization and the transfer of MML shares was to make quicker decisions and seek external equity financing of MML as a spun-off startup to accelerate its growth. We intend to maintain our status as the controlling shareholder of MML.

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

Organic Growth in the Japanese Market.  According to the 2022 Yano Report, in terms of the number of salons, we are one of the top three companies, on a consolidated basis, in the Kanto region (Tokyo, Kanagawa, Saitama, Chiba, Gunma, Ibaraki and Tochigi), and in the top four nationwide. The total number of relaxation salons under major brands in Japan, according to the 2022 Yano Report, was 2,944, with the largest operator having 613 salons. We believe that the Japanese market has capacity for approximately 1,000 of our salons in the future, based upon our assessment of suitable real estate that fits the underwriting requirements for our business. We aim to achieve this capacity goal through a combination of franchising, direct ownership, and our salon sales and management contract model. We also plan to expand our relaxation salons business in the Kansai region in western Japan. We opened three new salons in the Kansai region in 2022, six new salons in the region in 2023, and we intend to continue exploring more business opportunities in that region. If we are able to achieve this goal, we believe that we would then have the largest salon network in Japan.

Lead Industry Consolidation Via Targeted Acquisitions. As the domestic Japanese relaxation sector faces structural changes that accelerate consolidation, we believe that we are positioned strategically to harness value, acquire synergies, and maximize our pipeline of suitable bids at bargain prices. Our corporate acquisitions team aims to buy businesses at a small multiple to ours, leveraging our brand, the well-regarded reputation of our founder CEO, and the halo effect of joining Japan’s first relaxation company to be publicly listed in the United States. We believe we have a competitive advantage and significant negotiating power to structure accretive deals, integrate both culture and operations of target companies, and grow long-term value.

Update of Business Model. Currently, Wing Inc. (formerly Bell Epoc Wellness, Inc.), our wholly owned subsidiary, manages a majority of our relaxation salon operations, excluding those located in spa facilities or under the “Ruam Ruam” brand. While we continue to grow the total number of our franchised salons, we expect to become more selective in approving new franchise salon owners. In the fourth quarter of 2021, we started a new business model under which we sell our directly-owned salons to third-party investors and enter into service agreements to manage the operation of the salons on behalf of the investors. Under this model, we are entitled to a contingent fee equal to 80 to 90% of the amount of profit that exceeds a 6% to 8% investment yield on the purchase price of each purchased salon. Through this model we aim to maximize the return on capital investment in our relaxation salon segment, accelerate salon openings by allowing us to reinvest the proceeds from the sales of salons, improve operational efficiency by allowing us to focus on salon operations, and generate additional income from the salons that were sold to investors and are under our management. Since the inception of this model, we have gradually decreased the yield to investors of the salons we sell, and we have repurchased certain salons we had previously sold at higher investment yields in order to later resell them at lower yields, meaning generally at higher prices, to other investors, while also continuing to sell our owned salons. As of December 31, 2023, 38 investor-owned salons were under our management, as compared to 31 salons as of December 31, 2022.

Focus on Margin Improvement and Leveraged Use of Infrastructure. We believe our corporate infrastructure is positioned to support a customer base greater than our existing footprint. As we are still recovering from the impact of the COVID-19 pandemic, we believe we have significant potential to attract more customers, utilize our currently idle capacities at certain salons, and improve our workforce management. We have been closely monitoring our operational metrics such as sales per salon, number of customers served per salon, sales per customer, total working hours per salon and total hours in service per salon. We also implemented new employee evaluation and incentive programs in 2022 to better motivate our employees to meet certain financial performance targets assigned to them. The programs aim to reward employees who make continuous efforts to improve their skills and performance and raise the overall quality level of our employees. These rewards are generally provided in the form of a salary increase, promotion, or both, and one-time cash bonus payments are also possible.

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

Marketing and Advertising Strategy. We conduct most of our marketing and advertising on our website and through HOT PEPPER Beauty, a dominant web aggregator of salon businesses. In addition, our salons are strategically located in areas near train stations and shopping centers that are advertising and marketing drivers. Furthermore, in addition to our effort to improve margins at our relaxation salons, we are working to enhance our digital marketing initiatives to increase revenue, including through our smart phone apps, to retain our repeat customers and improve the frequency of customer visits. The Re.Ra.Ku® application, which is specialized app for our relaxation salons, was released in October 2022. The application had 139,889 cumulative downloads as of the end of December 2023, and 11.9% of all reservations at our relaxion salons were made through the application in the month of December 2023.

Healthtech Strategy.  We plan to invest in and grow the Digital Preventative Healthcare Segment and increase the segment’s profit margin. We intend to increase the number of Lav® users via the Specific Health Guidance Program promoted by the Ministry of Health, Labor and Welfare of Japan. In addition, we expect to expand the billing user base for the upgraded Lav® application. We also intend to accelerate the production of our MOTHER Bracelet®. We are actively expanding revenue streams from the MOTHER Bracelet® in both the business-to-business (“B2B”) and business-to-consumer (“B2C”) domains. In order to increase our sales to business customers, we have developed and launched sales of Gateway, which is a telecommunication tool containing a subscriber identity module, and REMONY®, a centralized monitoring system that allows hospitals and nursing home operators to remotely monitor health data of their patients or residents using the MOTHER Bracelets® on the condition that such patients or residents agree to sharing their personal health data with their healthcare or health service providers. We believe no other wearable device manufacturer or service provider supplies such a product comparable to the MOTHER Bracelet®, which enables our business customers to collect data from a large number of customers through a centralized monitoring system. Health data generated from other similar devices is often only available in the device itself and smartphone applications linked to the individual subscribers due to the closed SDK policies for those devices.

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

Although the Luxury Beauty Segment also experiences competition, ZACC is comparatively less susceptible to price competition due to the strength of its brand. A key factor for brand strength is the retention rate of the senior hair stylists employed by ZACC.

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

Our Competitive Strengths

We are a defined leader in Japan’s health and wellness space. We provide ground-up educational and training services for aspiring specialists, as well as trusted, high quality health services for our customers. As we continue to grow and expand, we are working to leverage the brand recognition that we enjoy across Japan to promote our new digital business lines. We believe the following strengths have contributed to our success to date and will position us well for future growth:

Innovative Services.  Our salon services are innovative and differ from traditional shiatsu-style bodywork. For example, we created our unique wing stretch method, which focuses especially on the shoulder blades. This is important because the shoulder blades are a critical part of the body, as they connect and balance the bones from the neck to the lower back and support the body to ensure the body moves smoothly. Further, traditional shiatsu-style bodywork therapists typically use their body weight to put pressure on the muscles, which can cause damage. Our relaxation therapists use stretch techniques on the muscles, rather than body weight pressure, thereby preventing damage. We believe our non-pressure method mitigates the risk of severe malpractice and other similar claims. Finally, our relaxation therapists are trained to converse with our customers, to ask our customers questions in order to tailor the therapy to the customer’s unique needs, and to promote self-care by communicating with our customers about their current body ailments and to give advice for future visits.

Brand Value.  We believe our trademarks and other intellectual property create a strong competitive advantage in our Relaxation Salon Segment, Luxury Beauty Segment and Digital Preventative Healthcare Segment. With widespread recognition in the Kanto region and across Japan, our Company benefits from a loyal customer base and brand recognition that allows for smooth scaling of growth businesses.

Employee Satisfaction.  We employ a majority of our therapists on a salaried basis, rather than a commission-based contractor model normally used in the industry. High turn-over rates and difficulty in hiring skilled labor are challenges facing the relaxation industry. We have invested culturally and economically to create a career progression for our therapists so they will stay and grow with our Company. We believe that our employee satisfaction levels contributed to employees’ high morale, which is evidenced by the fact that we were awarded the Grand Prix for the relaxation sector’s top therapist and best salon award in Japan in 2019, as well as the Semi-Grand Prix for the individual therapist and the Grand Prix for the best salon award in 2021, which, as of April 30, 2024, is the most recent year in which these awards were provided due to the impact of COVID-19. This is particularly important as high turnover reduces or disrupts available investment in capital because of the costs associated with hiring and training new employees. We continue to optimize our working environment for therapists in an effort to improve morale and productivity and cultivate a long-term orientation among our therapists toward their work and status within the Company.

Re.Ra.Ku® College.  We believe we own one of the largest in scale and best in-class education and training facilities for relaxation therapists in the Japanese relaxation industry, which enables us to provide continuous training to our franchise owners and salon staff, as well as continuous direct access to a pool of newly trained and job-ready staff. We focus on providing constant training and learning opportunities to our therapists to ensure the quality of our services is consistent throughout our salons. We require a certain level of relaxation therapist training before therapists are allowed to work with clients at our salons, and we believe the level of required training for our therapists is one of the highest among leading relaxation service providers in Japan. We find that this rigorous skill training system better prepares our students and has proven effective for our salons. We provide 54 hours of training programs. Each training module can be taken on demand, rather than in a series, for the trainee’s convenience. Moreover, we provide follow-up training courses based on how we evaluate and grade the practitioner's skills. We believe this is a different approach from certain of our competitors, who tend to utilize practitioners on a contract basis. Our training package enables our therapists to improve their treatment skills continuously and, importantly, to maintain high morale.

Specific Health Guidance Program via Lav® Application (For Businesses).  As a leading provider of holistic health services, we have been engaged in the government-initiated Specific Health Guidance Program, for the use of our on-demand health monitoring application, Lav®. As a government (Ministry of Health, Labour and Welfare)-subsidized program, participating companies need to maintain quality controls. Partners and service providers are vetted and must adhere to standards that are established by each of the health insurance providers. This business is currently entering into a growth phase. As of December 31, 2023, we had entered into contracts with 68 corporate insurance associations for the use of Lav® in the Specific Health Guidance Program.

Until recently, the goals of health checkups and health guidance have been early identification and treatment of sickness. By focusing on visceral-fat obesity, specific health checkups and specific health guidance are intended as preventative measures to decrease the numbers of persons who suffer from, or are at risk of, lifestyle-related conditions such as diabetes, through providing health guidance to patients for improving living habits that cause visceral-fat obesity. Since lifestyle-related conditions progress with no visible symptoms, specific health checkups, which are comprised of health screenings intended to identify those who require health guidance to prevent lifestyle-related conditions, are considered to be an excellent opportunity to review the individual’s living habits. Health guidance is provided to help the individual change his or her behavior. All those who have undergone specific health checkups are provided with information suited to their own individual circumstances.

Based on the results of specific health checkups, persons eligible for specific health guidance are identified by level (that is, those eligible for motivational support and those eligible for active support) in accordance with their risk levels, by focusing on the degree of visceral fat buildup and the presence of other of risk factors. The goals of specific health guidance are to enable eligible persons to be aware of their own health conditions and make voluntary efforts, on a continual basis, to improve their own living habits. Participants are provided with a variety of motivational information and advice to help them live healthier lifestyles on their own. Motivational support provides support to encourage improvements in living habits, in principle, one time.

The Specific Health Guidance Program provides continual support in multiple sessions over three months or longer. An action plan is prepared with the guidance of the specialists such as doctors, health nurses, and nutritionists, and provides motivational support to improve the patients’ daily habits that are related to each individual’s heath. We have engaged several experienced nutritionists and healthcare professionals as designated coaches by entering into service agreements for this purpose. These therapists and nutritionists help provide integrated bodywork (physical body), encouragement and inspiration (mental), and dietary guidelines (metabolic/diet). Specialists provide regular, continual support for efforts to improve living habits over a period of three months or longer.

Lav® Application (For Consumers). We launched an upgraded version of Lav® application for consumers in July 2021. The updated Lav® application offers options such as detox, weight control, and exercise programs. For this consumer version of the Lav® application, we are engaging more in-house therapists as coaches with the aim of increasing their income. We are also focused on increasing the sales of the Lav® program targeting our existing customers at our salon locations. We believe that the Lav® application is unique in that it provides comprehensive support and guidance for not only nutrition but also exercise and sleep based on physician-supervised methods. We have advantages in securing a sufficient number of coaches as needed since we can recruit our existing therapists to be coaches for such purposes.

MOTHER Bracelet®.   Our MOTHER Bracelet® fitness device is designed to track and collect the user’s health data, such as calorie consumption, activity and sleep patterns. The MOTHER Bracelet® records user’s activities, sleep duration and patterns, body temperature, and heart rate continuously without the need for re-charging. We have also developed a MOTHER application, which synchronizes with the MOTHER Bracelet® and allows users to access such records.

We believe our MOTHER Bracelet® is the only fitness tracker that requires no electric charging as it utilizes innovative technology such as Gemini TEG (Thermoelectric Generator) and Mercury Boost Converter to enable the user’s body heat to generate electricity. As of April 1, 2024, we are not aware of any other wearable devices equipped with NFC functionality currently in the market with equivalent capabilities.

We are actively expanding revenue streams from the MOTHER Bracelet® in both B2B and B2C fields. We believe we are particularly strong in the B2B field due to our open SDK policy. By making the SDK publicly available, we allow and encourage software and hardware developers to customize the management of healthcare data for their own purposes.

Rather than selling MOTHER Bracelet® devices on a stand-alone basis to individual consumers, we believe corporate customers are a more ideal customer base for this product, because they are able to benefit from monitoring the health data of a large number of MOTHER Bracelet® users, such as patients in hospitals, residents in nursing homes, drivers or employees in transportation or construction businesses. Hence, in 2023, we developed a platform consisting of MOTHER Bracelet®, Gateway, which is a telecommunication tool containing a subscriber identity module, and REMONY®, which is a centralized monitoring software system. Through this platform, data are collected from each MOTHER Bracelet® worn by a large number of users, and this data is then sent to REMONY® via Gateway, and our business customers can centrally monitor all individual users’ health data on a nearly real time basis. This platform has been generating revenue since September 2023.

In the year ended December 31, 2023, we sold a total of 4,203 units of MOTHER Bracelet®and 45 units of Gateway, generating total revenue of JPY125,280 thousand (US$889 thousand) from such sales.

Our standard character trademark application for MOTHER Bracelet® was approved and registered by the Japan Patent Office in February 2022. The MOTHER Bracelet logo was also approved and registered by the Japan Patent Office in July 2023.

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

Source: 2022 Yano Report

We believe the sector continues to see outsized growth as consumers in an already health-conscious country increasingly value health and wellness of both body and mind. Concurrently, large companies, in partnership with or through subsidies received from the government, increasingly factor in employee wellness for both productivity and for retention, loyalty, and satisfaction with the employer. This has led to the creation of corporate budgets, often with government subsidies, earmarked for employee health and wellness programs, insurance programs, fitness and gym memberships which further increases spend in the market. While 51% of the market is occupied by mid to large chains like ours, most of the market consists of small, locally-owned salons, 68.9% of which are estimated to be individual-run single outlets, according to the 2022 Yano Report.

M&A, Consolidation, and Industry Rationalizations

The relaxation sector in Japan faces structural changes that have accelerated mergers and acquisitions and consolidations. As smaller, private operators either fail to grow sufficient revenue to cover costs and owners of larger, established companies seek to exit for retirement or other reasons, an increasing number of sellers have attracted both industry players as well as financial sponsors. We believe the gating factors remain synergies between the acquirer and target, including a pragmatic approach to M&A integration, post-acquisition operations, and preservation of brand and customer base. Purchase price remains a more muted factor which affords compelling value-creation opportunities for the right strategic acquirer.

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

Global Expansion Opportunities

We focus on core competencies within the local markets of Japan, although we opportunistically assess franchising or partnerships abroad for our core salon business, and business-to-business-to-consumer distribution models for MOTHER Bracelet® and other digital businesses through online marketing, commerce, and joint ventures. We believe the wearables market and omnichannel distribution trends, particularly online commerce, remain attractive avenues of growth for our Digital Preventative Healthcare Segment.

Employees

As of December 31, 2023, we had 390 employees on a full-time basis, 622 employees on a part-time basis, and 89 employees on a fixed-term basis. Most of our employees are directly employed by our wholly-owned subsidiary, Medirom Human Resources Inc. Our Company is not currently, and has not in the past, been unionized. As such, neither we nor our franchisees are required to engage in collective bargaining procedures with any unions under Japanese labor laws.

Although we do not use contract employees hired by any third-party agencies in our relaxation salons, we do engage a portion of our relaxation therapists directly as self-employed independent contractors to work at our salons. The majority of our relaxation therapists are employed by us under permanent, term or part-time employment contracts, and all of our relaxation therapists, including those we engage as independent contractors, receive training at Re.Ra.Ku® College before starting work at our salons. Our employees are paid on a salary basis. We also offer various incentive programs which vary based on employment status. Our new incentive program, which became effective on July 1, 2022, aims to reward employees who make continuous efforts to improve their skills and performance and raise the overall quality level of our employees. These rewards are generally provided in the form of a cash bonus, promotion, or both. In addition, we introduced a new equity incentive compensation plan in 2024, under which employees are eligible to receive stock options and other types of equity awards. However, at present, we plan to provide equity compensation awards only to certain key personnel who drive our growth and profitability such as executives, directors, corporate auditors, and certain senior managers. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employee Stock Options.”

Property and Equipment

As of December 31, 2023, we have 314 relaxation salons, each of which is leased at train and subway stations, shopping malls, plazas, and high-traffic streets throughout Japan. We invest in leasehold improvement, equipment, and furniture in our directly-operated salons. The terms and conditions of the lease arrangements vary by agreement.

Our corporate headquarters are located at 2-3-1 Daiba, Minato-ku, Tokyo, Japan. The term of our lease for this location was renewed on December 1, 2022 for an additional term of two years. Our Re.Ra.Ku® College is annexed to our corporate headquarters, and we also have branch school locations in Nagoya and Osaka.

Intellectual Property

To establish and protect our proprietary rights, we rely on a combination of trademarks, confidentiality policies and procedures, non-disclosure agreements with third parties, employee non-disclosure agreements, and other contractual and implicit rights worldwide. We have registered 45 trademarks as of December 31, 2023, and other names and logos used by our Company as trademarks with the Japan Patent Office, two of which are registered with the U.S. Patent and Trademark Office and one of which is registered with the China National Intellectual Property Administration. Our principal intellectual property rights include the trademark “Re.Ra.Ku®”, which is our core brand, and “MOTHER Bracelet®”, “Lav®”, and “REMONY®”, which are key brands in our Digital Preventative Healthcare Segment, copyrights in our website and software assets, rights to our domain names, https://medirom.co.jp, https://reraku.jp, and https://mother-bracelet.com, trade secrets and know-how with respect to our training, servicing, sales and marketing and other aspects of our business, and our digital innovations such as the MOTHER application, REMONY® software, Gateway software, and Lav® application.

Our intellectual property is subject to certain risks described under “Item 3. Key Information—D. Risk Factors”, including the risks described under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Business—The failure to enforce and maintain our trademarks and protect our other intellectual property could materially adversely affect our business, including our ability to establish and maintain brand awareness” and “Item 3. Key Information—D. Risk Factors—General Risk Factors—Third party claims with respect to intellectual property assets, if decided against us, may result in competing uses or require adoption of new, non-infringing intellectual property, which may in turn adversely affect sales and revenues.” Furthermore, the manufacturing of our

MOTHER Bracelet® requires our use of a patent license, and we may be adversely affected by changes in our business relationships with the licensor or its financial soundness.

Financial Contracts

As of December 31, 2023, we have 17 business loans outstanding from seven Japanese financial institutions. None of the loan agreements contain any material financial covenants, although certain of the government-sponsored loans set a limit on the total loan amount we may borrow from other government-sponsored lenders. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Business Loans.”

Introduction of New Payment App “Re.Ra.Ku PAY”

One of the requirements for issuers of prepaid cards under the Settlement Act is to maintain net assets of not less than JPY100 million based on Japanese GAAP. As of December 31, 2022, our net assets had fallen below JPY100 million based on Japanese GAAP on a standalone basis. On March 20, 2023, we reported this matter to the Kanto Local Financial Bureau.

In order to address this issue, as well as to increase convenience for our customers, the Company decided to introduce a new payment system and developed “Re.Ra.Ku PAY”, a proprietary payment app which works on customers’ smart phones. Customers can charge the balance at our salons or remotely with their own credit cards and use the app to pay at our salons (Re.Ra.Ku PAY can be used at Re.Ra.Ku branded salons, Bell Epoc branded salons, and Ruam Ruam branded salons). The most important difference between the Re.Ra.Ku Card and Re.Ra.Ku PAY is that Re.Ra.Ku PAY balances have an expiration period of 150 days, while the Re.Ra.Ku Card balances do not have an expiration date. The Settlement Act regulates only prepaid cards with balances that remain effective for more than six months. Hence, by limiting the expiration period to less than six months, we believe Re.Ra.Ku PAY can be exempted from the regulations and requirements under the Settlement Act, which include the net assets requirement and an obligation to deposit half of the prepaid balance with the Legal Affairs Bureau.

Moreover, rather than giving customers a certain percentage of points when they charge their card balances on the Re.Ra.Ku Card, we give customers a certain percentage of points when they pay with the Re.Ra.Ku PAY app in accordance with each’s customer loyalty status, which is either “Bronze”, “Silver”, “Gold”, “Platinum”, or “Diamond”. We believe this approach contributes to more revenue generation by giving customers points at payment rather than at charging. The Company aims to utilize Re.Ra.Ku PAY for various marketing campaigns and to expand the scope of possible payments from only relaxation services at present to merchandise or other uses. We launched Re.Ra.Ku PAY on February 1, 2024, and disallowed further balance deposits on Re.Ra.Ku Cards beginning on the same date. As a result, Re.Ra.Ku Card users can pay with their current balances but cannot add to their balances.

Although we have introduced Re.Ra.Ku PAY and disallowed new balance deposits on Re.Ra.Ku Cards, we are still regulated under the Settlement Act because some of our customers still have outstanding Re.Ra.Ku Card balances. However, as of December 31, 2023, our net assets exceeded the JPY100 million threshold on a standalone basis, meaning that we satisfied the net asset test as of that date. See “—Regulations Governing Prepaid Cards” below for more detail.

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

Subsequent Events

Proposed Acquisition of Japan Gene Medicine Corporation

On April 2, 2024, we announced that our board of directors had approved our entry into a memorandum of understanding on such date for the purpose of acquiring all of the shares of stock of Japan Gene Medicine

Corporation (“JGMC”) and making JGMC our subsidiary, and commencing negotiations necessary to enter into the definitive agreement for the transaction. We commenced due diligence following the execution of the memorandum of understanding.

JGMC is a company engaged in a prenatal diagnosis business providing genetic testing and analysis services. By understanding the condition of the fetus and the presence of any diseases or disorders before birth, we believe it is possible for medical professionals to consider the most appropriate method of delivery and therapeutic education tailored to the condition of the fetus. The target age group for these services is women in their 20s to 40s, which matches the main users of our core brand, “Re.Ra.Ku®︎”. We believe that business synergies will be generated as we aim to improve the value of the customer experience through our proposed acquisition of JGMC. The proposed acquisition is in line with our ongoing strategy of obtaining assets which can contribute to expanding our presence in Japan. Through this acquisition, we will further aim to realize our vision of becoming a “healthcare general trading company that can provide comprehensive services from prevention to treatment” and to enhance the corporate value of our group.

The memorandum of understanding sets forth a non-binding outline of proposed terms and conditions for the acquisition and for entry into the definitive agreement for the acquisition. Under the memorandum of understanding, the proposed total price for the acquisition is ¥2,400,000 thousand. The proposed price is subject to revision after due diligence, by reference to the amount of JGMC’s adjusted earnings before interest, taxes, depreciation, and amortization in its testing business (which will be determined through due diligence), multiplied by five, with detailed terms and conditions to be set forth in the definitive agreement. The proposed method for the transaction is the acquisition of JGMC’s shares by cash payment, pursuant to a share exchange or other methods, or a combination thereof. The proposed sources we will use to fund the acquisition are our cash on hand and one or more loans from financial institutions.

Under the memorandum of understanding, we and the seller agree to negotiate in good faith for the purpose of entering into a definitive agreement for the acquisition. We are still in the process of negotiating the definitive agreement for this transaction. However, under the non-binding terms set forth in the memorandum of understanding, the execution of the definitive agreement and/or closing of the transaction by us are conditioned on and subject to the following:

●	We receive a commitment letter from a financial institution that agrees to provide a loan in an amount and on terms and conditions satisfactory to us.
●	The business of JGMC will continue after the contemplated transaction as it was at the time of execution of the memorandum of understanding.
●	Related party transactions of JGMC are resolved to our satisfaction.
●	Due diligence does not reveal issues such as connections or transactions with anti-social forces that could preclude the transaction.
●	Matters confirmed during the due diligence process are reflected in the definitive agreement to our satisfaction.
●	The procedures required under the Foreign Exchange and Foreign Trade Act of Japan are completed.
●	It is possible for us to meet any applicable disclosure requirements for financial information of JGMC required under applicable U.S. securities laws, rules, and regulations by the applicable deadlines.
●	Other general conditions precedent, representations and warranties, covenants, and indemnification clauses as set forth in the definitive agreement.

We may be unable to consummate the proposed JGMC acquisition if any one of these conditions fails to be satisfied or for other reasons, in which case we would not realize any of the anticipated benefits of the proposed acquisition. Furthermore, even if the proposed acquisition is consummated, the acquisition would remain subject to various risks as described in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Business—Our past and future acquisitions, minority investments, joint ventures and strategic alliances could fail to deliver the anticipated benefits or otherwise have an adverse effect on our businesses and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Business—Our proposed acquisition of Japan Gene Medicine Corporation may not be completed on a timely basis, on our anticipated terms, or at all, and there are uncertainties and risks to consummating the acquisition and integrating the acquired business.”

Regulations Governing our Relaxation Salons

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

In addition, when a franchisor markets its franchise, in the event such franchisor provides a prospective franchisee with an estimate of the revenue or profit that could possibly be generated upon becoming a franchisee, such estimated revenue or profit must be based on a reasonable method of calculation and established facts, such as the results of an existing franchise operating in a similar environment. The franchisor is required to present to the prospective franchisee such methods and facts. The Guidelines also suggest that, in explaining business hours and temporary closures, a franchisor should provide to a prospective franchisee then-known information that may adversely impact management of the franchise, such as the occurrence of a shortage of human resources during specified business hours or a rapid increase in personnel costs.

In terms of trades between a franchisor and franchisees after entry into a franchise agreement, the Guidelines provide suggestions that the franchisor should not place franchisees at an undue disadvantage, which could be deemed an “abuse of superior bargaining position” or other violation of law.

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

Regulations Governing Prepaid Cards

We began issuing our prepaid Re.Ra.Ku® Cards to relaxation salon customers starting in December 2008. Re.Ra.Ku® Card users can continuously use and, until February 1, 2024, could also replenish their card balances at our relaxation salons. Prepaid cards are generally considered “prepaid payment methods” (which we refer to as “PPMs”) under the Act on Settlement of Funds (Act No. 59 of 2009) (which we refer to as the “Settlement Act”). PPMs are regulated under the Settlement Act so long as there is a possibility that the cards could be valid for a period of more than six months. The Re.Ra.Ku® Cards currently do not have expiration dates and therefore are regulated under the Settlement Act.

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

The Re.Ra.Ku® Card can be used at salons operated by our franchisees, which are considered third parties for the purposes of the Settlement Act. As such, we are considered a Public Use PPM Provider. A Public Use PPM Provider must file an application with the Kanto Local Financial Bureau and be allowed for a registration to issue PPM cards. On September 30, 2016, our registration was accepted by the Kanto Local Financial Bureau.

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

One of the requirements for issuers of prepaid cards under the Settlement Act is to maintain net assets of not less than JPY100 million based on Japanese GAAP. As of December 31, 2022, our net assets had fallen below JPY100 million based on Japanese GAAP on a standalone basis. On March 20, 2023, we reported the matter to the Kanto Local Financial Bureau. However, as of December 31, 2023, our net assets exceeded the JPY100 million threshold on a standalone basis, meaning that we satisfied the net asset test as of that date.

Given the heavy burden imposed on us as a Public Use PPM Provider, we decided to introduce a new payment system and developed “Re.Ra.Ku PAY”, a proprietary payment app which works on customers’ smart phones. The most important difference between the Re.Ra.Ku Card and Re.Ra.Ku PAY is that balances on Re.Ra.Ku PAY have an expiration period of 150 days, while Re.Ra.Ku Card balances do not have an expiration date. The Settlement Act regulates only prepaid cards with balances that remain effective for more than six months. Hence, by limiting the expiration period to less than six months, Re.Ra.Ku PAY can be exempted from the regulations and requirements under the Settlement Act, which include the net assets requirement and an obligation to deposit half of the prepaid balance to the Legal Affairs Bureau.

We disallowed further balance deposits on Re.Ra.Ku Cards beginning on February 1, 2024. Accordingly, we expect the total balance of funds on Re.Ra.Ku Cards to decrease, as customers can only use their Re.Ra.Ku Cards for payment, and the deposited amount to the Legal Affairs Bureau to be refunded to us over time as the total balance of funds on Re.Ra.Ku Cards decreases. As of December 31, 2023, the total amount we had deposited with the Legal Affairs Bureau in connection with the Re.Ra.Ku Card balances was JPY184,463 thousand (US$1,309 thousand).

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

In Japan, the Act on the Protection of Personal Information (which we refer to as the “APPI”) and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under the APPI, we are required to lawfully use personal information we have obtained within the purpose of use we have specified and take appropriate measures to maintain the security of such personal information. We are also restricted from providing personal information to third parties without the consent of the applicable user. The APPI also includes regulations relating to the handling of sensitive personal data and anonymous personal data and the transfer of personal information to foreign countries. We collect information from our relaxation salon customers through the questionnaire completed by each first-time customer. Some of the information we collect through that questionnaire could fall under the category of sensitive personal data under the APPI.

We obtained the “PrivacyMark” certification in Japan in July 2022. “PrivacyMark” is a certification which is given to enterprises that take appropriate measures to protect personal information. The “PrivacyMark” System was established by the Japan Information Processing Development Corporation (JIPDEC) in April 1998, and the “PrivacyMark” is certified and granted by JIPDEC as well as other designated organizations. Such private enterprises are granted the right to display "PrivacyMark" in the course of their business activities. The system is in compliance with Japan Industrial Standards (JIS Q 15001: [Personal Information Protection Management System - Requirements]). This “PrivacyMark” certification is highly valued and provides credibility. Therefore, it is often required by our business associates in the Digital Preventative Healthcare Segment, including health insurance providers, hospitals, and nursing homes. We intend to continue to take actions necessary to maintain this certification.

C.Organizational Structure

Our principal operating subsidiaries at December 31, 2023 are as follows:

	Jurisdiction	Percentage Interest Held
MEDIROM Shared Services Inc.	Japan	100%
WING Inc.	Japan	100%
JOYHANDS WELLNESS Inc.	Japan	100%
Medirom Human Resources Inc.	Japan	100%
SAWAN CO. LTD.	Japan	100%
ZACC Kabushiki Kaisha	Japan	100%
MEDIROM MOTHER Labs Inc.	Japan	96.44%

D.Property, Plants and Equipment

Please see a detailed discussion of our property, plants and equipment under “Item 4. Information of the Company—Property and Equipment”.

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

We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our fiscal year ends on December 31 and references to fiscal years 2021, 2022, and 2023 are to the fiscal years ended December 31, 2021, 2022 and 2023, respectively. In accordance with Instruction 6 to Item 5 of Form 20-F, we are omitting from this annual report a discussion of our results of operations for fiscal year 2021. For a discussion of our results of operations for the fiscal year ended December 31, 2021 compared with the fiscal year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” from our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the SEC on May 30, 2023.

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

As of December 31, 2023, we and our franchisees operated 314 salons, of which 180 were operated as Company-owned salons, 96 were operated by our franchisees, and 38 were investor-owned salons which the Company operated on their behalf. We consider both Company-owned salons and investor-owned salons which are managed by us as “directly-operated salons”.

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

Non-U.S. GAAP Measures

Adjusted EBITDA.   We define Adjusted EBITDA as net income (loss), adjusted to exclude: (i) dividend and interest income, (ii) interest expense, (iii) gain from bargain purchases, (iv) income tax expense, (v) depreciation and amortization, (vi) losses on sales of directly-owned salons to franchisees, (vii) gains (losses) on disposal of property and equipment, and other intangible assets (viii) impairment loss on long-lived assets and (ix) stock-based compensation expense. Management considers Adjusted EBITDA to be a measurement of performance which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or other measurements under GAAP. Adjusted EBITDA is not calculated identically by all companies and, therefore, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

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

These key indicators include:

●	Number of Salons. The number of relaxation salons, including both directly-operated relaxation salons and franchisees’ relaxation salons.
●	Number of Salons with Data. The number of relaxation salons for which comparable financial and customer data is available because they are integrated with our cloud-based customer relationship management, point of sale and reservation system, “PeakManager,” We refer to such salons as “Salons with Data.” When we expand our services to salons with existing operations, including through acquisitions, we seek to transition such salons to PeakManager when practicable. Accordingly, the proportion of Salons with Data has increased over time compared to the overall Number of Salons.
●	Total Customers Served. The number of customers served at Salons with Data, based on the total number of visits regardless of the customer’s identity.
●	Sales Per Customer. Total salon sales divided by total customer served at Salons with Data.
●	Repeat Ratio. The ratio of customers served who visited multiple times during the applicable month or other stated period to Total Customers Served in the applicable month or other stated period for Salons with Data.
●	Operation Ratio. The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month or other stated period for Salons with Data.

The following table sets forth the above key performance indicators for the periods presented:

	Number of Salons	Number of Salons with Data	Total Customers Served	Sales Per Customer		Repeat Ratio	Operation Ratio
22-Jan	312	221	62,747	JPY	6,570	82.4%	48.2%
22-Feb	310	219	54,443	JPY	6,662	83.8%	46.4%
22-Mar	310	217	61,417	JPY	6,595	82.4%	46.5%
22-Apr	309	232	69,986	JPY	6,616	82.0%	48.3%
22-May	308	232	77,291	JPY	6,461	79.6%	50.1%
22-Jun	307	231	73,259	JPY	6,511	80.4%	50.3%
22-Jul	309	231	76,521	JPY	6,668	80.6%	50.3%
22-Aug	311	232	72,250	JPY	6,705	80.1%	49.8%
22-Sep	312	233	71,770	JPY	6,505	80.8%	50.3%
22-Oct	313	234	72,252	JPY	6,630	81.8%	50.0%
22-Nov	312	232	65,724	JPY	6,717	82.6%	48.8%
22-Dec	312	231	68,571	JPY	6,913	82.8%	50.1%
23-Jan	312	266	77,657	JPY	6,624	77.9%	48.3%
23-Feb	312	266	71,707	JPY	6,612	78.5%	47.3%
23-Mar	311	273	78,063	JPY	6,680	77.4%	45.8%
23-Apr	313	284	83,130	JPY	6,669	77.0%	47.2%
23-May	314	284	86,895	JPY	6,660	75.7%	47.5%
23-Jun	314	287	81,280	JPY	6,801	76.0%	46.7%
23-Jul	315	290	88,240	JPY	6,985	76.0%	48.1%
23-Aug	316	291	87,224	JPY	6,946	74.6%	48.0%
23-Sep	315	290	84,393	JPY	6,991	76.7%	47.0%
23-Oct	315	291	82,249	JPY	6,891	77.4%	45.4%
23-Nov	313	289	75,290	JPY	7,045	77.5%	43.9%
23-Dec	314	290	83,124	JPY	7,271	77.7%	46.7%

Our Number of Salons was 314 as of December 31, 2023, compared to 312 as of December 31, 2022.

The number of Salons with Data was 290 as of December 31, 2023, an increase of 59 salons from 231 as of December 31, 2022.

Total Customers Served was 979,252 for the year ended December 31, 2023, compared to 826,231 in the year ended December 31, 2022. We believe this increase was primarily due to an increase in the number of Salons with Data since we have been progressively installing PeakManager to our salons located at spa facilities and RuamRuam branded salons acquired in 2021.

Sales per Customer was JPY6,852 (US$48.6) in the year ended December 31, 2023, an increase from JPY6,627 (US$47.0) in the year ended December 31, 2022. We believe the increase is primarily attributable to our new pricing introduced in 2023 and the promotion of value-added services.

Our Repeat Ratio was 76.8% in the year ended December 31, 2023, a slight decrease from 81.5% in the year ended December 31, 2022. We believe the primary reason for this decrease was our expansion in the Kansai region, as salons in the Kansai region have so far had significantly lower Repeat Ratios compared to the average Repeat Ratio of salons in other regions.

Our Operation Ratio was 46.8% in the year ended December 31, 2023, a slight decrease from 49.2% in the year ended December 31, 2022. We believe the decrease is primarily attributable to our new salon developments in the Kansai region.

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

Cost of Services.  The cost of service of relaxation business has been increasing. In our relaxation business, a substantial majority of our personnel are paid wages at or close to the statutory minimum wage. For the past decade, such minimum wage has been continuously increasing throughout Japan. In 2012, the minimum wage in Tokyo was JPY850 (US$6.03), but had to risen to JPY1,072 (US$7.61) as of December 31, 2022, according to the Ministry of Health, Labor and Welfare. The trend continued in 2023. The minimum wage in Tokyo increased by 3.8% to JPY1,113 (US$7.90) as of December 31, 2023.

In addition, we are facing inflationary trends in general prices, including utility costs, due to factors such as geo-political developments and the recovery of the Japanese economy. We have updated our service prices as part of a renewal of our primary service lines in order to deal with such increased costs, as well as to adjust to the long-term trend of minimum wage increases. After testing the renewal and new pricing structure at six of our directly-operated salons beginning in October 1, 2022 to confirm market acceptance, we implemented the service line renewal and new pricing at all of our directly-operated salons under the Re.Ra.Ku brand, excluding all but one salon in the Kansai region. We also expanded the service line renewal and new pricing to a few franchised salons. In addition, we increased service prices at all of our Ruam Ruam branded salons in April 2023.

Update of Business Model. Since the fourth quarter of 2021, we have sought to become more asset-light by selling our owned salons to third-party investors and continue to operate these sold salons on behalf of the investors. We believe this model will maximize the return on capital investment in our relaxation salon segment, accelerate salon openings by reinvesting the proceeds from the sales of salons, improve operational efficiency by focusing on salon operations, and generate additional income from the salons that were sold to investors and are under our management. In 2023, we sold 30 salons, after selling 19 salons in 2022.

Specific Health Guidance Program.  In our Digital Preventative Healthcare Segment, we have been continuously involved in the Specific Health Guidance Program, promoted by the Ministry of Health, Labor and Welfare of Japan, which utilizes our upgraded Lav® application. We have active subscription orders from 74 corporate insurance associations as of December 31, 2023, an increase from 64 as of December 31, 2022. The number of users under the Specific Health Guidance Program was 2,389 as of December 31, 2023, an increase of users by 622 from 1,767 as of December 31, 2022. In addition, we began to provide similar services to members of younger generations who are employed at large corporations and are not eligible for the Specific Health Guidance Program. We believe large-sized Japanese corporations are showing more interest in the health conditions of their own employees. This trend benefited us by adding subscription orders from 12 corporate insurance associations as of December 31, 2023 for their younger employees who were not previously covered by the Specific Health Guidance Program.

A.Operating Results

Comparison of the Results for the Year Ended December 31, 2023 and December 31, 2022

(in thousands, except change % data and Adjusted EBITDA margin )	Year ended December 31,			Change (2023 vs 2022)
Consolidated Statement of Operations:	2023($)	2023(¥)	2022(¥)	$	¥	%
Revenues:
Relaxation Salon	$43,002	¥6,059,851	¥5,972,913	$617	¥86,938	1.5%
Luxury Beauty	4,029	567,695	594,761	(193)	¥(27,066)	(4.6)%
Digital Preventative Healthcare	1,422	200,397	386,383	(1,320)	¥(185,986)	(48.1)%
Total revenue	48,453	6,827,943	6,954,057	(895)	¥(126,114)	(1.8)%
Cost of revenues and operating expenses:
Cost of revenues	37,320	5,259,075	5,051,600	1,472	¥207,475	4.1%
Selling, general and administrative expenses	13,912	1,960,447	1,805,490	1,100	¥154,957	8.6%
Impairment loss on long-lived assets	—	—	—	—	¥—	—%
Total cost of revenues and operating expenses	51,232	7,219,522	6,857,090	2,572	¥362,432	5.3%
Operating income (loss)	$(2,779)	¥(391,579)	¥96,967	$(3,467)	¥(488,546)	(503.8)%
Other income (expenses):
Dividend income	—	2	2	—	—	—%
Interest income	8	1,111	6,072	(35)	¥(4,961)	(81.7)%
Interest expense	(262)	(36,868)	(9,800)	(192)	¥(27,068)	276.2%
Gain from sales of salons	2,936	413,678	—	2,936	413,678	—%
Other, net	243	34,278	86,533	(371)	¥(52,255)	(60.4)%
Total other income	2,925	412,201	82,807	2,337	¥329,394	397.8%
Income tax (benefit) expense	(670)	(94,427)	30,809	(889)	¥(125,236)	—%
Net income (loss)	816	115,049	148,965	(241)	¥(33,916)	(22.8)%
Adjusted EBITDA(1)	$2,173	¥306,324	¥380,464	$(526)	¥(74,140)	(19.5)%
Adjusted EBITDA margin	4.5%	4.5%	5.5%			(1.0)	pt.
(1)	For a reconciliation of Adjusted EBITDA to net loss, the most comparable U.S. GAAP measure, see the following table.

Reconciliation of non-GAAP measures:	Year ended December 31,
(in thousands, except Adjusted EBITDA margin)	2023($)	2023(¥)	2022(¥)
Net income (loss)	$816	¥115,049	¥148,965

Dividend income and interest income	(8)	(1,113)	(6,074)
Interest expense	262	36,868	9,800
Income tax expense (benefit)	(670)	(94,427)	30,809
Depreciation and amortization	1,792	252,595	184,056
Losses on sales of directly-owned salons to franchisees	—	—	—
Losses on disposal of property and equipment, net and other intangible assets, net	(19)	(2,648)	12,908
Impairment loss on long-lived assets	—	0	—
Stock-based compensation expense	—	—	—

Adjusted EBITDA	$2,173	¥306,324	¥380,464
Adjusted EBITDA margin	4.5%	4.5%	5.5%

Revenues

Revenues derived from our Relaxation Salon Segment were JPY6,059,851 thousand (US$43,002 thousand) in the year ended December 31, 2023 and JPY5,972,913 thousand (US$42,385 thousand) in the year ended December 31, 2022.

The revenue from our Relaxation Salon Segment consists of revenue from directly-operated salons, revenue from franchising, and other revenues. In the year ended December 31, 2023, our revenue from directly-operated salons increased to JPY5,096,635 thousand (US$36,167 thousand) from JPY4,852,009 thousand (US$34,431 thousand) in 2022. Our revenue from franchising decreased to JPY922,550 thousand (US$6,547 thousand) from JPY1,093,533 thousand (US$7,760 thousand) in 2022.

The primary factor for the increase in revenues from directly-operated salons between 2022 and 2023 was increased Sales per Customer. In 2022, our Sales per Customer (based on Salons with Data) were JPY6,627, as compared to JPY6,852 in 2023, which we believe is primarily attributable to our new pricing introduced in 2023 and the promotion of value-added services. In addition, we sold 30 salons to third-party investors in 2023 under the sale-and-outsource business model.

The primary reason for the decrease in revenues from franchising was a decrease in the number of franchised salons. As of December 31, 2023, the number of franchised salons decreased to 96 from 113 salons as of December 31, 2022, due to our acquisitions of franchised salons and franchisees’ withdrawal from the business.

Our initial franchise fees and expected renewal franchise fees are recognized as revenue ratably over the expected average franchising contract life (seven -10 years) on the opening date of the new franchised salons. In addition, our revenue from franchise royalties includes revenues from recurring royalty income, rental income from subleased salon properties, construction of franchised salons, uniforms and training sales.

Revenue from our Digital Preventative Healthcare Segment decreased by JPY185,986 thousand (US$1,320 thousand) from JPY386,384 thousand (US$2,742 thousand) in 2022 to JPY200,397 thousand (US$1,422 thousand) in 2023. This decrease was primarily due to delay in the development of our REMONY® system and MOTHER Gateway device, with which corporate customers can benefit from our SDK open policy and monitor health conditions of a large number of MOTHER Bracelet® users, partially offset with an increase in the number of participants in the Health Guidance Program and launch of Lav® app services.

Revenue from our Luxury Beauty Segment was JPY567,695 thousand (US$4,029 thousand) in 2023, a decrease from JPY594,761 thousand (US$4,512 thousand) in 2022. The primary reason for this decrease was that ZACC’s total number of customers served decreased from 41,548 in 2022 to 36,883 in 2023. This decrease was primarily due to the resignation of one our top stylists in February 2023. Since most of our customers designate their stylists, once a stylist who has a strong network of customers resigns from a salon, the salon loses most of such stylists’ customers. In addition, in addition to the stylist’sresignation, our number of stylists at ZACC salons decreased from 29 at the end of 2022 to 26 at the end of 2023. Such a decrease in the number of stylists reduced our capacity to serve customers. In order to recover the lost customer base, we made an effort to foster assistants and promote them to stylists more quickly. Nevertheless, we could not fully replace the number of lost customers with increase in customers who designate existing stylists or newly designate the newly promoted stylists. On the other hand, our revenue per customer at ZACC salons increased from JPY14,307 (US$102) in 2022 to JPY15,331 (US$109) in 2023.

We are still in the process of improving the current situation by hiring additional talented assistants who we believe have the potential to be top stylists, and training existing stylists to better promotethemselves via social networking services such as Instagram.

As a result of the foregoing, our total revenues were JPY6,827,943 thousand (US$48,453 thousand) in the year ended December 31, 2023 as compared to JPY6,954,057 thousand (US$49,348 thousand) in the year ended December 31, 2022.

Cost of Revenues

For the year ended December 31, 2023 and 2022, the cost of revenues was JPY5,259,075 thousand (US$37,320 thousand) and JPY5,051,600 thousand (US$35,847 thousand), respectively. The increase was primarily due to an increase in the cost of operation of salons outsourced from investors corresponding to an increased number of investor-owned salons, an increase in payroll of our salon staff and an increase in outsourcing costs of contract-based therapists, partially offset by decreased cost of franchising due to a decrease in the number of franchisees and decreased unit costs of the MOTHER Bracelet® due to a decrease in the number of MOTHER Bracelet® units sold. The cost of revenues as a percentage of total revenues was 77.0% during the year ended December 31, 2023 and 72.6% during the year ended December 31, 2022.

The cost of revenue from directly-operated salons increased by JPY452,190 thousand (US$3,209 thousand) from JPY4,129,240 thousand (US$29,302 thousand) in the year ended December 31, 2022 to JPY4,552,408 thousand (US$32,305 thousand) in the year ended December 31, 2023. The cost of revenue from franchising activities decreased by JPY122,403 thousand (US$868 thousand) from JPY645,733 thousand (US$4,582 thousand) in the year ended December 31, 2022 to JPY523,330 thousand (US$3,714 thousand) in the year ended December 31, 2023.

Selling, General, and Administration Expenses

For the years ended December 31, 2023 and 2022, the selling, general, and administration expenses were JPY1,960,447 thousand (US$13,911 thousand) and JPY1,805,490 thousand (US$12,812 thousand), respectively. Selling, general, and administration expenses as a percentage of total revenues in the years ended December 31, 2023 and 2022 was 28.7% and 26.0%, respectively. The increase in 2023 was primarily due to increase in professional fees, increase in advertising and promotion expenses, and increase in payroll.

Impairment Loss on Long-lived Assets

We did not recognize impairment loss on long-lived assets for either of the years ended December 31, 2023 and 2022.

Interest Expense

Interest expense increased from JPY9,800 thousand (US$70 thousand) in 2022 to JPY36,868 thousand (US$262 thousand) in 2023, primarily due recognition of interest for a full year with respect to the JPY500,000 thousand (US$3,548 thousand) convertible bonds issued to Kufu Company Inc. in December 2022.

Gain from Sales of Salons

We newly started to recognize gain from sales of salons in 2023, due to change of accounting policies for the sales of salons to the investors from whom we also purchased previously sold salons back and settled the sales and purchase-back cosiderations without cash. We excluded such transactions from revenue from sales of salons in 2023. The gain from sales of salons was JPY413,678 thousand (US$2,936 thousand).

Other Income—Net

Total other income decreased by JPY52,255 thousand (US$371 thousand) to JPY34,278 thousand (US$243 thousand) in the year ended December 31, 2023 from JPY86,533 thousand (US$614 thousand) in the year ended December 31, 2022. The decrease in other income was primarily due to an decrease in miscellaneous gains less miscellaneous losses.

Income Tax (Benefit) Expense

Income tax benefit for 2023 was JPY94,427 thousand (US$670 thousand), compared to an income tax expense of JPY30,809 thousand (US$219 thousand) in 2022. In 2023, we reorganized our corporate structure and Medirom began to be able to utilize its loss carryforward on a standalone basis with more stabilized sources of earnings due to the reorganization. Based on that, our recognition of valuation allowance over our deferred tax assets of JPY625,615 thousand (US$4,440) was partial, resulting in net deferred tax assets of JPY101,636 thousand (US$721 thousand) as of December 31, 2023, compared to full valuation allowance of JPY742,122 thousand (US$5,630 thousand) against our deferred tax assets as of December 31, 2022.

Net Income and Adjusted EBITDA

Our consolidated net income in the year ended December 31, 2023 was JPY115,049 thousand (US$817 thousand), or 1.6% of our consolidated revenue, while our consolidated net income for the year ended December 31, 2022 was JPY148,945 thousand (US$1,057 thousand), or 2.1% of our consolidated revenue, as a result of the key factors described above. Our Adjusted EBITDA decreased from JPY380,464 thousand (US$2,700 thousand) to JPY306,324 thousand (US$2,173 thousand), resulting in a decrease in Adjusted EBITDA margins from 5.5% in 2022 to 4.2% in 2023.

Comparison of the Results for the Year Ended December 31, 2022 and December 31, 2021

For a discussion of our results of operations for the fiscal year ended December 31, 2022 compared with the fiscal year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” from our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the SEC on May 30, 2023.

B.Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements. As of December 31, 2023, we had cash and cash equivalents of JPY106,347 thousand (US$755 thousand). We have generally funded our operations with cash flow from operations and sales of relaxation salons, and, when needed, with borrowings from Japanese financial institutions and other debt or equity financings. Our principal uses for liquidity have been to fund development of new salons, acquisitions of salons or relaxation businesses from franchisees or third parties, our daily operations, and general working capital purposes. In order to accelerate our growth strategy, particularly through the development of our new businesses, acquisitions of franchised or third-party relaxation salons, and/or organic development of new salons, and to fund our general working capital, we plan to continuously sell our existing salons to investors under the new operating model as described in “Our Growth Strategy” in Item 4. Information on the Company.

Going Concern

We expect that our cash and cash equivalents as of December 31, 2023 of JPY106,347 thousand (US$755 thousand) will not be sufficient to fund our operating expenses, capital expenditure requirements, and debt service obligations for the 12 months following the issuance date of the audit opinion for the financial statements contained in this annual report and that we will require additional capital. These conditions, among others, raise substantial doubt about our ability to continue as a going concern. Management believes that we will be able to generate cash in the short-term through the sales of certain of our owned salons, which represented approximately 40% of the total number of our salons as of December 31, 2023. In 2023, we generated a total revenue of JPY1,450,500 thousand (US$10,293 thousand) from selling our company-owned salons or reacquiring and reselling previously sold salons to other investors at higher prices. From January 2024 to April 2024, we entered into 12 salon sales agreements with investors for aggregate gross contractual value of JPY546,000 thousand (US$3,875 thousand), or net proceeds of

JPY496,000 thousand (US$3,520 thousand). We have identified additional owned salons for sale in 2024, and are currently marketing them to investors. We believe this model will provide upfront capital as well as maximize the return on capital investment in our relaxation salon segment, accelerate salon openings by reinvesting the proceeds from the sales of salons, and generate additional income from the salons that were sold to investors and are under management by us.

In addition, in 2023, we newly entered into two loan agreements with two major banks in Japan with an aggregate borrowing amount of JPY400,000 thousand (US$2,838 thousand). In March 2024, upon the expiration of one of the two borrowings, we refinanced the expiring portion, which had an amount of JPY200,000 thousand (US$1,419 thousand), and entered into an additional borrowing of JPY100,000 thousand (US$710 thousand). Furthermore, in May 2024, upon expiration of the other borrowing, we successfully refinanced the expiring portion for one year until May 30, 2025. We may also consider additional financings through the issuance and sale of our common shares or through other equity or debt financings, and we may also look into refinancing our existing debt obligations. However, there can be no assurances that we will be successful in securing any debt or equity financing on terms favorable to us, or at all, and it is not possible to predict whether any financing efforts will be successful or if we will obtain the necessary financing.

For more information, see “Going Concern and Liquidity” in Note 1: Basis of Presentation and Summary of Significant Accounting Policies to our audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 included elsewhere in this annual report.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

(in thousands)	Year ended December 31,
	2023($)	2023(¥)	2022(¥)	2021(¥)
Net income (loss)	$816	115,049	¥148,965	¥(990,731)
Net cash used in operating activities	(4,483)	(631,737)	(685,697)	(557,231)
Net cash (used in) provided by investing activities	(2,332)	(328,576)	¥580,437	¥(83,936)
Net cash provided by (used in) financing activities	3,273	461,206	340,097	(427,949)
Net (decrease) increase of cash and cash equivalents during the period	(3,542)	(499,107)	234,837	(1,069,116)
Cash and cash equivalents at beginning of period	$4,296	605,454	370,617	1,439,733
Cash and cash equivalents at end of period	$754	106,347	¥605,454	¥370,617

Operating Activities

Net cash used in operating activities decreased from JPY(685,697) thousand (US$(4,866) thousand) in the year ended December 31, 2022 to JPY(631,737) thousand (US$(4,483) thousand) in the year ended December 31, 2023. The primary factors for the decrease were accelerated cash collection from accounts receivable-trade, net, and increased non-cash expenses of depreciation and amortization for amortization of store operating rights for salons reacquired, offset by an increase in gains from sales of salons, which were reclassified as cash provided by investment activities due to an increased amount of sales of salons.

Net cash used in operating activities increased from JPY(557,231) thousand (US$(3,954) thousand) in the year ended December 31, 2021 to JPY(685,697) thousand (US$(4,866) thousand) in the year ended December 31, 2022, primarily due to reclassification of gain from sales of directly-owned salons, increase in accounts receivable-trade, net, increase in accounts receivable-other, net, decrease in advances received, and increase in prepaid expenses and other current assets, partially offset by increase in accrued expenses, and decrease in contract liabilities.

Investing Activities

Net cash provided by investing activities was JPY580,437 thousand (US$4,119 thousand) in the year ended December 31, 2022 as compared to to net cash used in investing activities of JPY(328,576) thousand (US$(2,332) thousand) in the year ended December 31, 2023. The primary uses of cash for investment activities were acquisitions of intangible assets for reacquisitions of salons from investors and franchisees, development of internally used software (for our Digital Preventative Healthcare Segment, Re.Ra.Ku PAY, our point of sale system and reservation website, and back-office functions), and acquisitions of property and equipment for the development of new salons, molds for MOTHER Bracelet®, and back-office facilities.

The total amount of capital investments made in the year ended December 31, 2023 was JPY925,112 thousand (US$6,565 thousand). The main investments were JPY711,021 thousand (US$5,046 thousand) for repurchase of salon assets from investors, JPY135,840 thousand (US$964 thousand) for acquisitions of property and equipment, and JPY75,157 thousand (US$533 thousand) for cost additions for internal use software.

Net cash used in investing activities was JPY(83,936) thousand (US$(596) thousand) in the year ended December 31, 2021 as compared to net cash provided by investing activities of JPY580,437 thousand (US$4,119 thousand) in the year ended December 31, 2022. The increase in net cash provided was primarily due to an increase in proceeds from sales of salons reclassified from cash provided by operating activities to cash provided by investment activities, partially offset by acquisition of tangible and intangible salon assets, and cost additions of internal use software.

The total amount of capital investments made in the year ended December 31, 2022 was JPY314,501 thousand (US$2,232 thousand). The main investments were JPY268,740 thousand (US$1,907 thousand) for acquisitions of salon assets and JPY45,761 thousand (US$325 thousand) for cost additions for internal use software.

Conversion of Convertible Note with Matrix into Series A Shares

On February 3, 2021, we purchased a convertible note issued by Matrix Industries, Inc. (“Matrix”) for JPY52,520 thousand (US$398 thousand). The convertible note was issued to us in connection with financing the further development and manufacturing of certain modules of the MOTHER Bracelet®. The convertible note was unsecured, had an initial maturity of six months, and accrued interest at a rate of 5.0% per annum. On April 26, 2023, the convertible note was converted into shares of Matrix’s series A preferred stock.

Financing Activities

Net cash provided by financing activities increased from JPY340,097 thousand (US$2,413 thousand) in 2022 to JPY461,206 thousand (US$3,273 thousand) in the year ended December 31, 2023. The primary factors for the increase were that proceeds from new borrowings from Japanese banks (less repayments of borrowings) and proceeds from sales of subsidiary shares in 2023, which exceeded the proceeds from issuance of convertible bonds (less repayments of borrowings) in 2022.

Net cash used in financing activities was JPY(427,949) thousand (US$(3,037) thousand) in 2021, as compared to net cash provided by financing activities of JPY340,097 thousand (US$2,413 thousand) in the year ended December 31, 2022. The primary factor for the increase in net cash provided was proceeds from the issuance of convertible bonds, partially offset by repayments of short-term and long-term borrowings.

Business Loans

As of December 31, 2023, we have 17 business loans outstanding from seven Japanese financial institutions. The balance on the outstanding principal as of December 31, 2023 was JPY1,052,234 thousand (US$7,467 thousand), with interest rates ranging from 0.20% to 3.30%, and a weighted average interest rate of 1.20%. The loans mature at various dates through 2035. Our Chief Executive Officer and a director, Kouji Eguchi, is a guarantor with respect to 8 of our 17 outstanding loans. Additionally, Kazuyoshi Takahashi, the representative director of ZACC, is a personal guarantor of three of five outstanding loans for ZACC. None of the loan agreements contain any material financial covenants, although certain of the government-sponsored loans set a limit on the total loan amount we may borrow from other government-sponsored lenders. Additional information regarding our business loans is included in Note 6 to our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 included elsewhere in this Annual Report.

In addition, we have a fundamental funding and treasury policy of (i) maintaining a balanced ratio of debt to equity, and (ii) aligning our repayment of loans with our cash flow from business. Our primary use of funds from our loans is capital expenditures on newly opened directly-owned salons. Therefore, we have sought debt financing with longer than three-year terms and equal monthly repayment amounts of principal and interest in order to align our debt repayment schedule with our cash flows from our salon business operations. In order to avoid interest rate risk during the terms of the loans, we generally enter into borrowings with fixed interest rates, and accordingly do not enter into hedging arrangements. Since our primary business operations are in Japan, our borrowings to date have been made solely with Japanese financial institutions and in Japanese yen.

Cash Commitments from Contractual and Other Obligations

Payments of contractual obligations and commitments will require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments and financial obligations for various aspects of our operations. The following table sets forth the amount of our contractual obligations as of December 31, 2023.

(in thousands JPY)	Payments due by period:
	Total	Less than 1 year	1-3 years	More than 3 years
Debt obligations	1,151,217	96,895	777,497	276,825
Operating lease obligations	2,192,493	783,761	1,189,654	219,078
Other obligations	10,227	1,950	5,850	2,427
Total	3,353,937	882,606	1,973,001	498,330

C.Research and Development, Patents and Licenses, etc.

Our research and development activities have been focusing on development of Lav® which is our on-demand health monitoring smartphone application, embedded software or smartphone application for our MOTHER Bracelet®, and development of REMONY®, a centralized monitoring system through which health data generated from MOTHER Bracelet® worn by end users can be collected and monitored by the faculty staff of hospitals, nursing homes, and any other business clients. Costs and expenses in connection with these development activities are capitalized as software assets, which are amortized over three years.

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

Revenue from Directly-Operated Salons

Revenues from directly-operated salons (including sales in the Luxury Beauty segment) are recognized when services are provided at the salons. The promised services for directly-operated salons are the services ordered by the end customer from the service menu. The services are provided in one appointment. Therefore, there is only one performance obligation. As the customer simultaneously receives and consumes the benefits of the relaxation services, the revenue is recognized over time using the delivery output method.

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

The Company also sells salons that it owns to third-party investors. Such investors are required to enter into Service Agreements with the Company to allow it to manage the operations of the salons and the Company charges a fee for the management services provided. As this is a recurring source of income for the Company as part of the larger strategy for the relaxation salons segment, the sale of salons is considered part of the Company’s ongoing major or central operations and thus ordinary activities for the Company. Therefore, the Company applies ASC 606 to these contracts. Revenue from the sale of directly-owned salons is comprised of the (i) transfer of the salon assets and business rights and (ii) outsourced salon operation services. The revenue for the transfer of salon assets and business rights is recognized at a point in time when the agreement is signed, and control is transferred to the customer. The consideration for the transfer of the salon is generally collected upfront. There is no significant financing component. The proceeds from the transfer of the salon are presented as cash flows from investing activities on the consolidated statements of cash flow to be consistent with how the cash outflows and inflows are classified related to the salon’s purchase and sale. Revenue from the relevant Service Agreement is recognized over the term of the agreement as services are provided. The customer benefits from the integrated service over the contract term and each time increment is substantially the same. Therefore, the outsourced salon operations are considered a “series” of distinct services and are treated as a single performance obligation. The term of the Service Agreement is typically five years. Under the Service Agreement, the Company is reimbursed for the costs of operating the salon and will recognize revenue from the reimbursement of costs using the as-invoiced practical expedient. Furthermore, the Company will receive a certain portion of the excess profit, which is considered variable consideration. This success fee will be constrained until there is greater than 70% probability that there will be no future reversal of revenue.

Franchise Revenue

Franchise revenue is comprised of (i) franchise fees, (ii) royalty income, (iii) staffing service revenue, (iv) sublease revenue, and (v) other franchise revenues. The Company and the franchisee enter into a franchise agreement which sets forth the standard terms and conditions of operating the franchised salon, as well as the fees and royalties over the term of the agreement. In most cases, an outsourcing agreement is also entered into in conjunction with the franchise agreement that specifies the terms of the sublease arrangement with the franchisee. Upon the franchisee's request, the Company's therapists are dispatched to franchise locations and franchisees must pay dispatch fees in accordance with the dispatched employees' position.

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

Other Revenues

Other revenues are primarily from the Digital Preventive Healthcare segment, which includes revenues from serving implementation of health and wellness programs (Specific Health Guidance Program), as well as wearable device service (MOTHER Bracelet®), and are recognized when services are provided or the ownership of products are transferred. The Company offers standard assurance-type warranties for its MOTHER Bracelet® which are not accounted for as a separate performance obligation and do not contain acceptance clauses.

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

Impairment of Long-lived Assets, Excluding Goodwill

The Company assesses impairment of long-lived assets at the individual salon level, as this is the lowest level for which identifiable cash flows are largely independent of other groups of assets and liabilities. Long-lived assets include property and equipment, right-of-use lease assets, internal use software, and definite-lived intangible assets. The Company reviews the carrying value of long-lived assets for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when the estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition are less than their carrying values. The impairment loss is measured as the amount by which the carrying value of the asset or asset group exceeds its fair value. In determining the fair value, the Company uses present value techniques, if appropriate, based on the estimated future cash flows expected to result from the use of the assets and their eventual dispositions. During 2023, we recognized no impairment loss of long-lived assets.

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

Recently Adopted Accounting Pronouncements

Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires measurement and recognition of expected credit losses for financial assets measured at amortized cost, including accounts receivable, upon initial recognition of that financial asset using a forward-looking expected loss model, rather than an incurred loss model. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). The standard defers the effective dates of ASU 2016-13 for SEC filers that are eligible to be smaller reporting companies, non-SEC filers and all other companies. As a result, Topic 326 is effective for interim and annual reporting periods beginning in 2023. The adoption of this standard did not have a material effect on our financial position or results of operations.

Recently Issued Accounting Pronouncements Not Yet Adopted

Disclosure Improvements

In October 2023, the FASB issued ASU No. 2023-06, Disclosure Improvements-Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This new standard modified the disclosure and presentation requirements of a variety of codification topics by aligning them with the SEC’s regulations. ASU 2023-06 will become effective for each amendment on the effective date of the SEC's corresponding disclosure rule changes. The Company is currently evaluating the impact on its consolidated financial statements.

Segments

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The new standard requires enhanced disclosures about segment information and significant segment expenses. It does not change how a public entity identifies its operating segments. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The new standard should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact on its consolidated financial statements.

Income Taxes

In December 2023, the FASB issued 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures. The new standard requires public business entities to disclose information about income taxes paid, specific categories in the rate reconciliation, and additional information for reconciling items that meet a quantitative threshold. The guidance should be applied on a prospective basis. For public business entities, ASU 2023-08 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. For all other entities, the standard is effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the impact on its consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and members of our board of directors and of our board of corporate auditors as of the date of this annual report. The business address of all of persons identified below is 2-3-1 Daiba, Minato-ku, Tokyo 135-0091, Japan.

Name	Age	Position(s) with our Company
Kouji Eguchi	50	Chief Executive Officer and Representative Director
Fumitoshi Fujiwara	58	Chief Financial Officer and Director
Akira Nojima	59	Independent Director
Tomoya Ogawa	47	Independent Director
Tsukasa Karyu*	68	Corporate Auditor
Osamu Sato*	63	Corporate Auditor
Toshiaki Komatsu*	50	Corporate Auditor
*	Members of our statutory Board of Corporate Auditors are not members of our Board of Directors.

Biographical Information

The following is a summary of certain biographical information concerning our executive officers, directors, and corporate auditors.

Kouji Eguchi.   Mr. Eguchi is the founder of our Company and has served as our Chief Executive Officer and as the representative director since our inception. Prior to founding our Company, he served as the head of the internet division at Carchs Co., Ltd (formerly Jac Holding Co., Ltd.) from April 1998 to April 1999, and as a board member of a subsidiary of Jac Holding Co., Ltd. from 1998 to 2002. Mr. Eguchi has also served as a director of the Association of Japan Relaxation Industry since 2010. Mr. Eguchi received a Bachelor of Science degree in Marine Science and Technology from Tokai University.

Fumitoshi Fujiwara.   Mr. Fujiwara has served as our Chief Financial Officer and a director on our board of directors since March 2017. Mr. Fujiwara founded Eaglestone Capital Management and has served as its Chief Executive Officer since 2009, and founded Linden Capital Partners LLC and has served as its Managing Partner since 2023. Prior to Eaglestone, Mr. Fujiwara founded AC Capital Inc., a private equity company, in 2003. During his time at AC Capital, Mr. Fujiwara was instrumental in raising JPY20 billion of investment in Tully’s Coffee Japan leading up to its initial public offering, and also served as a representative director of AC Capital Inc. from June 2002 to June 2009. Prior to AC Capital, Mr. Fujiwara founded Star Capital Partners, Inc. in 2000 and served as its Chief Executive Officer until October 2001. Prior to Star Capital Partners, Mr. Fujiwara served as an executive partner and director of Spiralstar Japan, Inc. from October 2000 to October 2001. Prior to Spiralstar Japan, Mr. Fujiwara founded other companies and also held numerous positions at Shuwa Corporations and Koei Tecmo Holdings Co., Ltd. (formerly Koei Co. Ltd.), including those in the finance, real estate and investor relations departments. Mr. Fujiwara served as a director of the Japanese Association of Turnaround Professionals from 2003 to 2018, and also as an absentee director at Due Diligence Meister Inc., from October 2000 to March 2009. Mr. Fujiwara received a Bachelor of Arts degree in Law from Meiji Gakuin University.

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

Tomoya Ogawa.   Mr. Ogawa is an independent director and has served on our board of directors since March 2014. Mr. Ogawa has diverse professional experience, including serving as the general manager of corporate planning at DeNA Inc. from 2010 to 2014, an attorney at the Abe, Ikubo & Katayama Law Firm from 2007 to 2010, and as a management consultant at Monitor Group from 2001 to 2004. Mr. Ogawa served as a director of Akatsuki Inc. until June 2020 and has been serving as an outside director of iSGS Investment Works Inc. since 2016. Mr. Ogawa currently serves as the CEO of Kreation Inc. Mr. Ogawa received a Juris Doctor degree from Hitotsubashi University School of Law, and a Bachelor of Arts degree in Economics from the University of Tokyo.

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

There is no family relationship among any of the directors, corporate auditors and officers. There is no arrangement or understanding among any of our directors and corporate auditors or any other person pursuant to which our directors and corporate auditors are appointed.

Board Diversity

On August 6, 2021, the SEC approved NASDAQ’s proposal to amend its listing standards to encourage greater board diversity and to require board diversity disclosures for NASDAQ-listed companies. Pursuant to the amended listing standards, our Company, as a “foreign private issuer” with a board of directors of five or fewer members, is required to have at least one diverse board member or explain the reasons for not meeting this objective by the end of 2022. The table below provides certain demographic information regarding our current board of directors. To see our Board Diversity Matrix as of April 1, 2023, please see our Annual Report on Form 20-F filed with the SEC on May 30, 2023.

Board Diversity Matrix (As of April 1, 2024)
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

Remuneration to our directors and corporate auditors is comprised of base compensation and stock options. In the fiscal year ended December 31, 2023, we paid an aggregate of approximately JPY52,148 thousand (US$370 thousand) to our directors, and an aggregate of approximately JPY5,400 thousand (US$38 thousand) to our corporate auditors. We did not grant stock options or provide discretionary bonuses during the fiscal year ended December 31, 2023. We have not set aside pension, retirement, or other benefits for our directors, corporate auditors or executive officers. None of the members of our board of directors is party to a service contract with us or any of our subsidiaries that provides for benefits upon termination of service.

The following table summarizes the total amount of remuneration paid to each category of our directors and corporate auditors in fiscal year 2023, including by the type of remuneration and the number of persons in each category.

			Number of
(in thousands, except stock options and number of persons in category)	Total amount of		persons
Category of directors and corporate auditors	remuneration	Base compensation	in category
Executive directors(1)	¥48,998	¥48,998	2
Outside directors(2)	¥3,150	¥3,150	2
Full-time corporate auditors(3)	¥3,300	¥3,300	1
Outside corporate auditors(4)	¥2,100	¥2,100	2

(1)	Consist of Messrs. Kouji Eguchi and Fumitoshi Fujiwara.
(2)	Consist of Messrs. Akira Nojima and Tomoya Ogawa. Reflects payments made directly to our outside directors beginning in April 2023. From January 2023 through March 2023, Messrs. Ogawa and Nojima received indirect payments of JPY300,000 (US$2,129) and JPY50,000 (US$355) per month from us through Kabushiki Kaisha LTW and Kabushiki Kaisha No Track, respectively, as consulting fees.
(3)	Consist of Messr. Toshiaki Komatsu.
(4)	Consist of Messrs. Tsukasa Karyu and Osamu Sato. Reflects payments made directly to our outside corporate auditors in the year ended December 31, 2023. Between January 2023 through March 2023, we indirectly paid Mr. Sato’s compensation through Ebis 20 Co., Ltd., where he works on a part-time basis.

Employee Stock Options

We have granted stock options to purchase our common shares, as authorized by our shareholders in December 2015, December 2016, and August 2020 (the “Pre-2024 Options”). In addition, On March 8, 2024, our board of directors adopted the MEDIROM Healthcare Technologies Inc. 2024 Equity Incentive Compensation Plan (the “Equity Incentive Plan”), which was approved at our annual meeting of shareholders held on March 29, 2024. Under the Equity Incentive Plan, we may grant stock options, stock appreciation rights, restricted stock, restricted stock units and performance share awards to our Company's directors, internal corporate auditors, officers, employees and consultants. A total of 497,500 shares of common stock are authorized for issuance under the Equity Incentive Plan. As of April 1, 2024, we had not issued any awards under the Equity Incentive Plan.

The purpose of these stock option grants and other equity-based awards is to enable our directors, corporate auditors, officers, employees and consultants to share in our success and to reinforce a corporate culture that aligns employee interests with those of our shareholders. Stock options granted prior to 2015 have all expired without having been exercised. The transfer of our Pre-2024 Options is generally prohibited, and the transfer of awards granted under the Equity Incentive Plan is also generally prohibited. A holder of Pre-2024 Options forfeits such stock options if they are no longer a director, corporate auditor, or employee of our Company, except under limited circumstances or as otherwise determined by our board of directors. Similarly, the Equity Incentive Plan provides that awards generally terminate upon the termination of an award recipient’s continuous service relationship with the Company and its affiliates, and following termination the award recipient will have a limited window in which to exercise awards that have vested, except that in the case of termination for cause the award recipient will forfeit their awards.

				Number of
			Exercise Price	Common
Name of Issuance	Issuance Date	Expiration Date	(per share)	Shares Granted
Fifth Series	12/24/2015	12/21/2025	¥400	285,500
Seventh Series	12/22/2016	12/21/2026	¥2,000	174,000
Eighth Series	10/30/2020	9/30/2026	¥2,000	150,000
Ninth Series(1)	10/30/2020	9/30/2024	¥128	300,000

(1)	The exercise can take place only when the Company achieves an annual consolidated revenue target of JPY3,908,264 thousand (US$33,935 thousand) under U.S. GAAP, with the revenue from sublease of franchised salon properties being recalculated on a net basis for satisfying this condition, in any of our 2020, 2021 or 2022 fiscal years. This condition was satisfied in 2021 and as such, the stock options became exercisable.

Of the stock options granted pursuant to the above-mentioned grants, stock options to acquire an aggregate of 320,000 of our common shares have been extinguished, and stock options to acquire an aggregate of 589,500 of our common shares remain outstanding, as of December 31, 2023. For additional details, see Notes 10 to our audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022 included elsewhere in this annual report.

The following table summarizes the outstanding stock options with respect to our common shares that we had granted to our directors and corporate auditors as of December 31, 2023:

						Total		Total Number
						Number of		of Common
				End of	Exercise	Stock		Shares
		Beginning of		Exercise	Price	Options		Underlying
Name	Grant Date	Exercise Period		Period	(per share)	Granted		Stock Options
Tomoya Ogawa	12/24/2015	12/22/2017		12/21/2025	¥400	25	(1)	12,500
Fumitoshi Fujiwara	12/22/2016	12/31/2021	(3)	9/30/2024	¥128	40,000	(2)	40,000
Akira Nojima	12/22/2016	12/31/2021	(3)	9/30/2024	¥128	1,200	(2)	1,200
Tsukasa Karyu	12/22/2016	12/31/2021	(3)	9/30/2024	¥128	1,200	(2)	1,200
Kouji Eguchi	10/30/2020	10/1/2021		9/30/2026	¥2,000	150,000	(2)	150,000

(1)	Each stock option is exercisable for 500 common shares.
(2)	Each stock option is exercisable for one common share.
(3)	The exercise can take place only when the Company achieves an annual consolidated revenue target of JPY3,908,264 thousand (US$27,734 thousand) under U.S. GAAP, with the revenue from sublease of franchised salon properties being recalculated on a gross basis for satisfying this condition, in any of our 2020, 2021 or 2022 fiscal years. This condition was satisfied in 2021 and as such, the stock options became exercisable.

C.Board Practices

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once every three months. Under the Companies Act and our articles of incorporation, our Company must have at least three, but no more than ten, directors on our board of directors. Our board of directors is currently comprised of four directors. Directors are typically nominated at the board level and are elected at general meetings of the shareholders. The term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within one year after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

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

Board of Corporate Auditors

As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Our articles of incorporation provide for not more than three corporate auditors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote being present at the shareholders’ meeting. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

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

D.Employees

Most of our Company’s group employees are employed by our wholly-owned subsidiary, Medirom Human Resources Inc. As of December 31, 2023, Medirom Human Resources Inc. had 199 employees on a full-time basis, 483 employees on a part-time basis, and 88 employees on a fixed-term basis. In total, as of December 31, 2023, we had 390 employees on a full-time basis, 622 employees on a part-time basis, and 89 employees on a fixed-term basis. In connection with our reorganization on July 3, 2023, we transferred our employees of the parent company to our subsidiaries. As a result, as of December 31, 2023, MEDIROM Healthcare Technologies Inc. did not have any employees.

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

For information regarding employee stock options and our Equity Incentive Plan, see “—B. Compensation—Employee Stock Options.”

F.Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common shares as of December 31, 2023:

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

The calculations of percentage ownership in the table below are based on (i) 4,882,500 common shares issued and outstanding and (ii) 589,500 common shares that are immediately issuable upon exercise of certain stock options as of December 31, 2023. Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o MEDIROM Healthcare Technologies Inc., 2-3-1 Daiba, Minato-ku, Tokyo 135-0091, Japan.

	Common Shares
	Beneficially Owned(1)
Name of Beneficial Owner	Shares	Percentage
Named Executive Officers, Directors, and Corporate Auditors:
Kouji Eguchi(2)	2,034,960	37.12%
Fumitoshi Fujiwara (3)	80,000	1.46%
Akira Nojima (4)	1,200	*
Tomoya Ogawa(5)	41,000	*
Tsukasa Karyu(6)	1,200	*
Osamu Sato	17,500	*
Toshiaki Komatsu	—	*
All named executive officers, directors, and corporate auditors as a group (seven) persons)	2,175,860	39.65%
5% or more Shareholders:
Kouji Eguchi(2)	2,034,960	37.12%

*	Represents less than 1% of the number of common shares outstanding.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any common shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.
(2)	Mr. Kouji Eguchi also holds one Class A Share with special voting rights. See “Item 10.B. Memorandum and Articles of Association.” The aggregate number of common shares beneficially owned by Mr. Kouji Eguchi reflects (i) 1,884,960 common shares, (ii) 22,543 ADSs owned by COZY LLC, a private company 100% owned by Mr. Eguchi, and (iii) an aggregate of 150,000 common shares that may be issued upon exercise of stock options, held by Mr. Eguchi.
(3)	The aggregate number of common shares beneficially owned by Mr. Fumitoshi Fujiwara reflects (i) 40,000 common shares, and (ii) an aggregate of 40,000 common shares that may be issued upon exercise of stock options, held by Mr. Fujiwara.

(4)	The aggregate number of common shares beneficially owned by Mr. Akira Nojima reflects an aggregate of 1,200 common shares that may be issued upon exercise of stock options held by Mr. Nojima.
(5)	The aggregate number of common shares beneficially owned by Mr. Tomoya Ogawa reflects (i) 28,500 common shares, and (ii) an aggregate of 12,500 common shares that may be issued upon exercise of stock options, held by Mr. Ogawa.
(6)	The aggregate number of common shares beneficially owned by Mr. Tsukasa Karyu reflects an aggregate of 1,200 common shares that may be issued upon exercise of stock options held by Mr. Karyu.

As of December 31, 2023, we have 24 common shareholders, none of whom are record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in change of control of our Company. To our knowledge, we are not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly.

For additional information about our principal shareholders, please see “Item 7.B. Related Party Transactions.”

B.Related Party Transactions

Arrangements with our Founder

Mr. Eguchi is a guarantor for 5 bank loans on behalf of our Company. As of December 31, 2023, the outstanding amount of loans guaranteed by the CEO was JPY213,782 thousand (US$1,771 thousand).

In June 2020, we entered into a Trademark License Agreement with Mr. Eguchi, pursuant to which Mr. Eguchi has granted us a non-exclusive, non-royalty bearing license to use CLP CARE LIFE PLANNER® in connection with the operation of our franchised salons in Japan. We utilize this mark in our franchise agreements to define therapists who have completed a required technique training program. The Trademark License Agreement provides that its term will expire upon the expiration of the trademark registration. At present, the trademark registration is scheduled to expire on October 24, 2033, and the registration can be further extended by the timely submission of an application for extension to the Japan Patent Office. We may not grant a sub-license to use the trademark to a third party without the prior written consent of Mr. Eguchi. Either party may terminate the Trademark License Agreement without notice in the event of a breach by the other party of its obligations (without cure) under the agreement, bankruptcy, reorganization, insolvency, dissolution, fraud, or criminal acts, among other events, as set forth in further detail in the Trademark License Agreement.

On January 19, 2023, COZY LLC (“COZY”), a company owned and controlled by Kouji Eguchi, the CEO and controlling shareholder of our Company, entered into a stock repurchase plan (the “Plan”) with a U.S. investment bank, for the purchase, from time to time during the period commencing on February 13, 2023 and ending on March 31, 2023 in accordance with the terms of the Plan, of up to JPY50 million of the ADSs. On January 18, 2023, our Board of Directors approved the Plan. The Plan was made in accordance with Rules 10b5-1 and 10b-18 of the Securities Exchange Act of 1934, as amended. The timing and manner of the purchases and the price and amount of ADSs to be purchased would depend on a number of factors, including without limitation, market price of ADSs, general market and economic conditions, applicable legal requirements and other price, market, volume and timing constraints specified in the Plan. There was no assurance that any ADSs would be purchased under the Plan. All purchases of ADSs made under the Plan were funded by Mr. Eguchi personally. As of March 31, 2023 when the Plan ended, a total of 22,543 ADSs (representing a total purchase price of approximately JPY19.0 million) was purchased by COZY under the Plan.

Agreements with Directors, Corporate Auditors, and Officers

Tomoya Ogawa, an independent director of our Company, is the sole owner of Kabushiki Kaisha LTW, a Japanese company. Kabushiki Kaisha LTW received JPY300,000 (US$2,2761) per month (plus 10% consumption tax) from our Company as a consulting fee through March 2023. Following March 2023, he has been receiving director’s remuneration in place of the consulting fee. As of December 31, 2023 and 2022, the outstanding accrued expenses to Kabushiki Kaisha LTW were zero and JPY330 thousand, respectively.

Akira Nojima, an independent director of our Company, is the sole owner of Kabushiki Kaisha No Track, a Japanese company. Kabushiki Kaisha No Track received JPY50,000 (US$379) per month (plus 10% consumption tax) from our Company as a consulting fee through March 2023. Following March 2023, he has been receiving director’s remuneration in place of the consulting fee. As of December 31, 2023 and 2022, the outstanding accrued expenses to Kabushiki Kaisha No Track were zero and JPY110 thousand, respectively.

Osamu Sato, a corporate auditor of our Company, is a part-time employee of Ebis 20 Co., Ltd., a Japanese company. Ebis 20 Co., Ltd. received JPY100,000 (US$759) per month (plus 10% consumption tax) from our Company as a consulting fee through March 2023. Following March 2023, he has been receiving corporate auditor’s remuniation in place of the consulting fee. As of December 31, 2023 and 2022, the outstanding accrued expenses to Ebis 20 Co., Ltd were zero and JPY110 thousand, respectively.

ZACC Loan Guarantees

Mr. Kazuyoshi Takahashi, the representative director of ZACC, is the guarantor for three bank loans on behalf of ZACC, which were borrowed by ZACC from two banks prior to the acquisition of ZACC. As of December 31, 2023, Mr. Takahashi’s guarantee has not been released and the outstanding amount of the loans guaranteed by Mr. Takahashi was JPY56,407 thousand (US$400 thousand).

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

Legal Proceedings

For information about our legal proceedings, see Note 17 to our audited consolidated financial statements included elsewhere in this annual report and “Item 4. Information on the Company— Legal and Administrative Matters.

Dividend Policy

We currently intend to retain any future earnings to finance the development and expansion of our businesses and, therefore, do not intend to pay any cash dividends in the foreseeable future. Since our inception, we have not declared or paid any cash dividends on our common shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. Accordingly, we cannot give any assurance that any dividends may be declared and paid in the future.

If declared, holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the common shares or any transfer of the common shares subsequent to the dividend payment date. Payment of declared annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of our articles of incorporation. Any dividend we declare will be paid by the depositary bank to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our common shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement.

B.Significant Changes

See Note 19 to the Consolidated Financial Statements in Item 18 for a disclosure of events subsequent to year end and prior to the date of filing.

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

We have not entered into any other material contracts for the year ended December 31, 2023, other than in the ordinary course of business and those described in “Item 4. Information on the Company” or elsewhere in this Annual Report.

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

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated under the Code (the “U.S. Treasury Regulations”), the income tax treaty between Japan and the United States (the “Treaty”), published rulings of the U.S. Internal Revenue Service (the “IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. There can be no assurance that the IRS or a court will not take a contrary position to those in this summary.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the common shares or ADSs that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has validly elected to be treated as a U.S. person under the Code or applicable U.S. Treasury Regulations.

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

This discussion applies only to a U.S. holder that holds common shares or ADSs as “capital assets” under the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than U.S. federal income tax consequences, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. holder’s particular circumstances, including minimum tax consequences, the Medicare tax on certain net investment income, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, is classified as a passive foreign investment company (“PFIC”) for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, generally based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation’s gross income is passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, cash will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our Furthermore, because we may value our goodwill based on the market price of the ADSs, a decrease in the market price of our ADSs may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, we do not believe that we were a PFIC for the taxable year ended December 31, 2023.

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

Individuals and other non-corporate U.S. holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the common shares or ADSs on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Treaty, (ii) we are not a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for either our taxable year in which the dividend was paid or for the preceding taxable year, and (iii) certain holding period requirements are met. As mentioned above, on December 27, 2022, we received notification from NASDAQ that we were not in compliance with certain listing requirements. However, we regained compliance on June 1, 2023. While we currently follow the NASDAQ listing standards, there is no assurance that we will remain in compliance with the listing requirements of NASDAQ in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Ownership of the ADSs—ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we must meet the Nasdaq Capital Market’s continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of our ADSs, which could make it more difficult for us to sell securities in a financing and for you to sell your ADSs.” For this purpose, ADSs listed on the NASDAQ will generally be considered to be readily tradable on an established securities market in the United States. Only the ADSs and not the common shares will be listed on the NASDAQ. Consequently, dividends received with respect to common shares that are not represented by ADSs may not be treated as qualified dividends. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our common shares or ADSs.

For U.S. foreign tax credit purposes, dividends paid on our common shares or ADSs generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Japanese income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s particular circumstances, Japanese income taxes withheld from dividends on the common shares or ADSs, at a rate not exceeding any reduced rate pursuant to the Treaty, may be creditable against the U.S. holder’s U.S. federal income tax liability. However, as a result of changes to the U.S. foreign tax credit rules, a withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder. We have not determined whether these requirements have been met with respect to Japanese withholding taxes that may be imposed on dividends paid by us and, accordingly, no assurance can be given that such taxes will be creditable. In lieu of claiming a foreign tax credit, U.S. holders may, at their election, deduct foreign taxes, including any Japanese income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

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

As an alternative to the foregoing rules, a U.S. holder may make a mark-to-market election with respect to our common shares or ADSs, provided such common shares or ADSs are treated as “marketable stock.” The common shares or ADSs generally will be treated as marketable stock if the common shares or ADSs are regularly traded on a “qualified exchange or other market,” as defined in applicable U.S. Treasury Regulations. Our ADSs will be marketable stock as long as they remain listed on the NASDAQ, which is a qualified exchange for this purpose, and are regularly traded. As mentioned above, on December 27, 2022, we received notification from NASDAQ that we were not in compliance with certain listing requirements. However, we regained compliance on June 1, 2023. While we currently follow the NASDAQ listing standards, there is no assurance that we will remain in compliance with the listing requirements of NASDAQ in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Ownership of the ADSs—ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we must meet the Nasdaq Capital Market’s continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of our ADSs, which could make it more difficult for us to sell securities in a financing and for you to sell your ADSs.” We anticipate that our ADSs should qualify as being regularly traded but no assurances can be given in this regard. Only the ADSs and not the common shares will be listed on the NASDAQ. Consequently, a U.S. holder of common shares that are not represented by ADSs generally will not be eligible to make the mark-to-market election.

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

U.S. Holders should consult their tax advisors regarding any reporting obligations that may arise with respect to the acquisition, ownership or disposition of our common shares or the ADSs. Failure to comply with applicable reporting requirements could result in substantial penalties.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements we file reports with the SEC. Those reports may be inspected without charge on the websites described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include borrowings and other financial liabilities. The sensitivity analyses in the following sections relate to our positions as of December 31, 2023.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives, and the proportion of financial instruments in foreign currencies are all constant, and on the basis of the hedge designations in place as of December 31, 2023. The analyses exclude the impact of movements in market variables on provisions. The analyses also assume that the sensitivity of the relevant statement of profit or loss item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held on December 31, 2023, including the effect of hedge accounting.

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

Japanese interest rates have been at historically low levels during the past two decades. The environment in which we operate our business is subject to the Japanese government’s stimulus-oriented monetary policy, which is characterized by these low interest rates. Despite recent policy changes and statements by the Bank of Japan regarding a potential further shift in its interest rate policies, we expect Japanese monetary policy to continue to be expansionary or stimulative in the near future. In addition, with respect to most of our borrowings, our interest rates have been fixed to mitigate interest rate risk. Therefore, we believe that our present exposure to interest rate risk is manageable, as is reflected in the sensitivity analysis below.

Our borrowings of JPY1,052,234 thousand (US$7,467 thousand) as of December 31, 2023 consist of fixed interest rate loans of JPY838,452 thousand (US$5,950 thousand) and variable interest rate loans of JPY213,782 thousand (US$1,517 thousand). An increase of interest rates by 100 basis points on our variable interest rate loans would increase our interest expense by JPY1,472 thousand (US$10 thousand). If the increase were applied to all the fixed interest rate loans, the total impact to our interest expense would be JPY15,179 thousand (US$108 thousand).

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

While many of our business partners are Japanese domestic enterprises, we also have relationships with foreign enterprises and professionals to which our expenses may be paid in foreign currency. As our business expands overseas, our foreign currency exposure gives rise to more market risk associated with exchange rate movements of the Japanese yen mainly against the U.S. dollar, because most of our revenues are denominated in Japanese yen, while such expansion efforts outside Japan will cause us to incur more expenses in foreign currencies. Going forward, we anticipate that a certain portion of our expenses will continue to be denominated in foreign currencies. If such expansion efforts outside Japan are successful, however, a substantial amount of revenue could also be denominated in foreign currencies, particularly if we are able to develop and expand sales of MOTHER Bracelet® to markets outside Japan in the future. If our non-Japanese revenues increase substantially in the future, any significant change in the value of the currencies of the countries in which we do business against the Japanese yen could adversely affect our financial condition and results of operations due to translational and transactional differences in exchange rates. During the year ended December 31, 2023 a hypothetical 10% depreciation in the value of the Japanese yen to the U.S. dollar would have resulted in a JPY24,510 thousand (US$174 thousand) decrease in our net income (before income tax).

To date, we have not engaged in hedging our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the adverse effects of such fluctuations.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from our operating activities, primarily with respect to trade receivables, and from our financing activities, including with respect to deposits with banks and financial institutions, and other financial instruments.

Our primary customers are consumers who visit our Company-owned relaxation salons, franchisees who have payment obligations for our franchise services such as initial membership fees, recurring royalties, training fees, and therapist staffing fees, public bath operators and other business clients for whom we operate their salons on their behalf. With respect to consumer credit risk, consumers pay in cash or with credit cards for the services we provide them. For our salons located in shopping malls, all the daily service fees are collected by the shopping mall operators, reported to us as revenue on a monthly basis, and paid to us in the following month. As such, we are exposed to credit risk of the shopping mall operators and credit card companies for our salon services.

With respect to credit risk of our franchisees, we are at risk of unpaid franchise services charges. However, in most cases, we control the daily bank accounts of franchised salons, from which we can collect our franchise service charges and pay to franchises their net proceeds after such deductions. We believe this can mitigate the credit risk with respect to our franchisees. Regardless of that, we are still exposed to credit risk with respect to our franchisees, especially in cases where they terminate their franchise contracts or declare bankruptcy without paying franchise service charges which exceed the balances of their bank accounts under our control, and without paying their salon lease obligations and rental property restoration obligations they owe to us in cases where they subleased salons which we have leased from property owners.

We also operate salons for public bath operators and other business clients. We are exposed to the risk of uncollectible receivables to the extent that these clients delay payments to us after their salons under our operation have collected relaxation service fees from consumers.

Customer credit risk is managed by each business unit subject to our established policies, procedures and controls relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard, and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored.

An impairment analysis is performed at each reporting date for major accounts on an individual basis. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 1 to our audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022 included elsewhere in this annual report. We do not hold collateral as security. We believe that the concentration of risk with respect to trade receivables is low, since our receivables from consumers are collected directly at salons or through credit card companies or shopping malls, whose credit ratings are quite high, we control the daily bank accounts of our franchisees, and the geographic location of public bath operators and other business clients are highly diversified. No single customer accounted for 10% or more of our total revenue for the years ended December 31, 2021, 2022 and 2023.

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

PART II.

ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed to the SEC is recorded, processed, summarized, and reported timely. Based on our evaluation, our management, including the chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report were not effective due to material weaknesses over financial reporting as discussed below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

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

Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective and does not provide reasonable assurance as to the reliability of our financial reporting due to the following material weaknesses:

Material weaknesses

• Insufficiency of effective processes to ensure that all journal entries were properly reviewed and approved prior to posting to the general ledger;

• Insufficient management review controls over key financial information including lack of evidence of review and approval of financial information; and

• Internal controls not being updated in a timely manner due to rapid changes in our new business operations and environment.

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

Remediation Plan

Our management has taken steps and will continue to implement measures in the financial reporting process to remediate control deficiencies that result in material weaknesses including but not limited to, (i) developing and implementing sufficient review and approval processes for the journal entries with the support of professionals, (ii) enhancing, recording, and retaining sufficient evidence of internal controls, including review and approval by the appropriate level of personnel, (iii) assigning appropriate personnel to be in charge of accounting and internal control to update and improve the business process and the design of internal controls in a timely manner.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments in which we operate and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation.

See “Item 3. Key Information—D. Risk Factors—If we fail to implement and maintain an effective system of internal control, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weaknesses described above. In 2024, we will continue to implement additional measures to remediate them. Other than the material weaknesses and remediation measures as described above, there were no other changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the aggregate fees for professional audit services and other services rendered by TAAD, LLP, our independent registered public accounting firm since December 15, 2022, and Baker Tilly US, LLP, our independent registered public accounting firm prior to the appointment of TAAD, LLP, for each of the years ended December 31, 2023 and 2022. The engagement of the auditor is pre-approved by the Board of the Company’s Corporate Auditors with consideration of the auditor’s independence, capabilities, understanding of our business and Japanese commercial customs, and audit and other audit-related service fees.

Year ended December 31
(in thousands)	2023	2022
Audit Fees (1)	¥93,742	¥68,264
Audit-Related Fees (2)	—	—
Tax Fees (3)	—	—
All Other Fees (4)	—	—

(1)	Audit Fees for 2023 and 2022 were for professional services associated with the annual audit of our audited consolidated financial statements, the reviews of our semi-annual condensed consolidated financial statements and the issuance of consents and comfort letters in connection with registration statement filings with the SEC.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.” No such services were incurred in 2023 or 2022.
(3)	Tax Fees consist of fees for tax compliance, tax advice and tax planning. No such services were incurred in 2023 or 2022.
(4)	All Other Fees include any fees billed that are not audit, audit-related or tax fees. No such services were incurred in 2023 or 2022.

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

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our Report of Foreign Private Issuer on Form 6-K (File No. 001-39809), filed with the SEC on December 16, 2022. There have been no disagreements of the type required to be disclosed by Item 16F(b).

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

In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under NASDAQ Rule 5600, the requirement in NASDAQ Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in NASDAQ Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under NASDAQ Rule 5600 differ from Japanese law requirements:

●	NASDAQ Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and NASDAQ Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of four directors, two of whom are considered “independent”, as determined in accordance with the applicable NASDAQ rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present.
●	NASDAQ Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member Board of Corporate Auditors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act. See “—Board of Corporate Auditors” below for additional information.
●	NASDAQ Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors will collectively participate in the discussions and determination of compensation for our executives, directors and corporate auditors, and other compensation related matters.
●	NASDAQ Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and corporate auditors and oversee our corporate governance practices.
●	NASDAQ Rule 5620(c) sets out a quorum requirement of 331∕3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors and certain other matters.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted written Insider Trading Policies governing the purchase, sale, and other dispositions of our securities by our directors, corporate auditors, executive officers, employees, and our agents that are designed to promote compliance with applicable insider trading laws, rules and regulations in the United States and Japan, and the Nasdaq listing standards, A copy of our Insider Trading Policies is included in Exhibit 11.2 to this Annual Report.

ITEM 16K. CYBERSECURITY

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. We have processes in place to assess, identify, manage, and address material cybersecurity threats and incidents, and management regularly assesses risks from cybersecurity and technology threats and monitors our information systems for potential vulnerabilities and have integrated cybersecurity risk management into our broader risk management framework.

We did not identify any cybersecurity incidents during the year ended December 31, 2023 that materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

We acknowledge that cybersecurity threats are continually evolving, and the possibility of future cybersecurity incidents remains. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Cybersecurity breaches and other disruptions could compromise our information, result in the unauthorized disclosure of confidential guest, employee, Company and/or business partners’ information, damage our reputation, and expose us to liability, which could negatively impact our business.”

Our board of directors has overall responsibility for the oversight of risk management, which includes cybersecurity risks. Members of the board of directors receive updates on a regular basis regarding matters of risk management, including cybersecurity, as applicable.

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

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF MEDIROM HEALTHCARE TECHNOLOGIES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of MEDIROM Healthcare Technologies Inc:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of MEDIROM Healthcare Technologies Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows, for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a net working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

June 18, 2024

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of MEDIROM Healthcare Technologies Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, shareholders’ (deficit) equity and cash flows of MEDIROM Healthcare Technologies Inc. (the "Company") for the year ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Baker Tilly US, LLP

We served as the Company's auditor from 2019 to 2022.

Irvine, California

November 14, 2022

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2022

(Yen in thousands, except share data)

	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	¥106,347	¥605,454
Time deposits	26,502	26,500
Accounts receivable-trade, net	621,867	534,686
Accounts receivable-other, net	606,074	789,819
Inventories	139,982	114,109
Prepaid expenses and other current assets	257,932	292,643
Total current assets	1,758,704	2,363,211
Property and equipment, net	451,498	424,288
Goodwill	484,564	539,490
Other intangible assets, net	920,700	403,674
Investments	81,542	53,020
Long-term accounts receivable-other, net	95,797	99,299
Right-of-use asset - operating lease, net	2,089,402	1,955,354
Lease and guarantee deposits	848,691	895,344
Deferred tax assets, net	101,636	―
Other assets	16,655	13,666
Total assets	¥6,849,189	¥6,747,346
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	¥137,697	¥207,581
Accrued expenses	1,261,909	1,383,579
Short-term borrowings	400,000	―
Current portion of long-term borrowings	100,415	99,168
Accrued income taxes	14,888	59,894
Current portion of contract liability	109,307	89,008
Advances received	402,742	507,405
Current portion of lease liability	763,422	769,769
Other current liabilities	370,213	525,563
Total current liabilities	3,560,593	3,641,967
Borrowings - net of current portion	1,050,802	1,149,769
Deposit received	261,922	304,577
Contract liability - net of current portion	71,134	156,431
Lease liability - net of current portion	1,334,630	1,212,629
Asset retirement obligation	344,346	310,929
Other liabilities	9,801	30,422
Total liabilities	6,633,228	6,806,724
COMMITMENTS AND CONTINGENCIES (NOTE 17)
SHAREHOLDERS’ EQUITY (DEFICIT):
Common stock, no par value; 19,899,999 shares authorized; 4,975,000 shares issued and 4,882,500 shares outstanding at December 31, 2023 and 2022	19,900	1,223,134
Class A common stock, no par value; 1 share authorized; 1 share issued and 1 share outstanding at December 31, 2023 and 2022	100	100
Treasury stock, at cost- 92,500 common shares at December 31, 2023 and 2022	(3,000)	(3,000)
Additional paid-in capital	113,602	1,265,456
Retained earnings (accumulated deficit)	80,277	(2,545,068)
Total 'equity (deficit) attributable to shareholders of the Company	210,879	(59,378)
Noncontrolling interests	5,082	－
Total equity (deficit)	215,961	(59,378)
Total liabilities and shareholders' equity (deficit)	¥6,849,189	¥6,747,346

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Yen in thousands, except share and per share data)

	Years Ended December 31,
	2023	2022	2021
Revenues:
Revenue from directly-operated salons	¥5,656,519	¥5,396,294	¥4,006,834
Franchise revenue	971,027	1,163,998	1,359,026
Other revenues	200,397	393,765	43,965
Total revenues	6,827,943	6,954,057	5,409,825
Cost of revenues and operating expenses:
Cost of revenue from directly-operated salons	4,552,408	4,129,240	3,281,781
Cost of franchise revenue	523,330	645,733	691,286
Cost of other revenues	183,337	276,627	21,347
Selling, general and administrative expenses	1,960,447	1,805,490	1,822,787
Impairment loss on long-lived assets	―	―	63,211
Total cost of revenues and operating expenses	7,219,522	6,857,090	5,880,412
Operating income (loss)	(391,579)	96,967	(470,587)
Other income (expense):
Dividend income	2	2	2
Interest income	1,111	6,072	839
Interest expense	(36,868)	(9,800)	(11,950)
Gain from sales of salons	413,678	―	―
Subsidies	21,376	20,625	27,846
Foreign exchange income	26,825	14,830	14,992
Other, net	(13,923)	51,078	24,377
Total other (expense) income	412,201	82,807	56,106
Income (loss) before income tax expense	20,622	179,774	(414,481)

Income tax (benefit) expense	(94,427)	30,809	576,250

Net income (loss)	115,049	148,965	(990,731)
Less: Net loss attributable to noncontrolling interests	(355)	―	―
Net income (loss) attributable to shareholders of the Company	¥115,404	¥148,965	¥(990,731)

Net earnings (loss) per share attributable to shareholders of the Company
Basic	¥23.64	¥30.54	¥(203.13)
Diluted	¥22.34	¥27.23	¥(203.13)

Weighted average shares outstanding
Basic	4,882,501	4,877,405	4,877,405
Diluted	5,166,653	5,470,655	4,877,405

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Yen in thousands, except share data)

	Common stock		Class A common stock		Treasury stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional paid-in capital	Retained earnings (accumulated deficit)	Noncontrolling interest		Total
Balance, January 1, 2021	4,915,000	¥1,179,313	1	¥100	92,500	¥(3,000)	¥1,018,146	¥(1,703,302)	¥	―	¥491,257
Issuance of common stock for exercise of over-allotment, net of issuance costs	60,000	43,821	―	―	―	―	43,821	―		―	87,642
Net loss	―	―	―	―	―	―	―	(990,731)		―	(990,731)
Stock-based compensation	―	―	―	―	―	―	196,853	―		―	196,853
Vesting of option purchase consideration	―	―	―	―	―	―	6,636	―		―	6,636
Balance, December 31, 2021	4,975,000	¥1,223,134	1	¥100	92,500	¥(3,000)	¥1,265,456	¥(2,694,033)	¥	―	¥(208,343)
Net income	―	―	―	―	―	―	―	148,965		―	148,965
Balance, December 31, 2022	4,975,000	¥1,223,134	1	¥100	92,500	¥(3,000)	¥1,265,456	¥(2,545,068)	¥	―	¥(59,378)
Reduction in common stock and additional paid-in capital	―	(1,203,234)	―	―	―	―	(1,306,707)	2,509,941		―	―
Net income	―	―	―	―	―	―	―	115,404		(355)	115,049
Gain on sale of shares of subsidiaries	―	―	―	―	―	―	154,853	―		5,437	160,290
Balance, December 31, 2023	4,975,000	¥19,900	1	¥100	92,500	¥(3,000)	¥113,602	¥80,277		¥5,082	¥215,961

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Yen in thousands)

	Years Ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net income (loss)	¥115,049	¥148,965	¥(990,731)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	252,595	184,056	126,243
Losses on sales of directly-owned salons to franchisees	―	―	2,692
Gain from sales of directly-owned salons	(1,244,240)	(858,548)	(541,472)
Bad debt	1,958	(36,355)	28,808
Stock-based compensation	―	―	196,853
Foreign currency exchange (gain) loss	(17,402)	―	―
(Gains) losses on disposal of property and equipment, net, other intangible assets, net and goodwill	(2,648)	12,908	3,614
Impairment loss on long-lived assets	―	―	63,211
Deferred income taxes, net	(101,636)	―	551,483
Other non-cash losses – net	45,718	―	819
Changes in operating assets and liabilities:
Accounts receivable-trade, net	580,681	(222,384)	(37,024)
Accounts receivable-other, net	43,382	(210,476)	(87,148)
Inventories	(25,873)	(95,406)	(2,441)
Prepaid expenses and other current assets	(530)	(181,477)	(74,799)
Lease and guarantee deposits	46,652	(27,185)	(70,662)
Accounts payable	(69,884)	(23,318)	58,437
Accrued expenses	97,045	517,714	195,541
Accrued income taxes	(45,006)	19,173	(2,897)
Contract liability	(64,999)	(82,636)	(162,793)
Advances received	(104,663)	(111,109)	96,198
Other current liabilities	(77,447)	254,742	130,110
Deposit received	(42,656)	(24,411)	(46,501)
Other assets and other liabilities – net	(17,833)	50,050	5,228
Net cash used in operating activities	(631,737)	(685,697)	(557,231)
Cash flows from investing activities:
Purchases of time deposits	―	―	(26,402)
Proceeds from maturities of time deposits	―	―	6,000
Acquisition of investments	(3,094)	―	(52,520)
Acquisition of property and equipment	(135,840)	(120,740)	(95,651)
Proceeds from sale of property and equipment	―	40,620	―
Acquisition of intangible assets	(786,178)	(45,761)	(18,127)
Proceeds from sale of salons	584,768	851,719	430,000
Acquisition of businesses – net of cash acquired	―	(148,000)	(375,757)
Payment received on short-term loans receivable	113	―	450
Payment received on long-term accounts receivable-other, net	11,655	2,599	9,488
Proceeds from insurance cancellations	―	―	38,583
Net cash (used in) provided by investing activities	¥(328,576)	¥580,437	¥(83,936)

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Yen in thousands)

	Years Ended December 31,
	2023		2022		2021
Cash flows from financing activities:
Proceeds from issuance of common stock for exercise of over-allotment, net of issuance costs	¥	―	¥	―	¥87,642
Proceeds from short-term borrowings		400,000		―	―
Repayment of short-term borrowings		―		(162,252)	―
Proceeds from long-term borrowings		―		547,619	―
Repayment of long-term borrowings		(99,084)		(45,270)	(251,084)
Proceeds from sale of subsidiary stock		160,290		―	―
Payment of installment payables related to business acquisitions		―		―	(2,888)
Payment of deferred offering costs		―		―	(261,619)
Net cash provided by (used in) financing activities		461,206		340,097	(427,949)

Net (decrease) increase in cash and cash equivalents		(499,107)		234,837	(1,069,116)
Cash and cash equivalents at beginning of year		605,454		370,617	1,439,733
Cash and cash equivalents at end of year		¥106,347		¥605,454	¥370,617

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest		¥34,575		¥7,535	¥10,865
Income taxes		52,105		30,809	45,505

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for lease liabilities		931,521		673,468	917,135
Purchases of property and equipment included in accrued expenses		4,624		―	23,488
Purchases of intangible assets included in accrued expenses		9,480		―	14,236
Sales of salons included in accounts receivable		455,464		134,876	129,000
Payable related to acquisition of noncontrolling interests included in mandatorily redeemable noncontrolling interests		―		―	148,000
Reduction in common stock and additional paid-in capital		2,509,941		―	―

Refer to Note 8, "Leases" for supplemental cash flow information related to leases.

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

1.  Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

MEDIROM Healthcare Technologies Inc. ("Parent") and its seven subsidiaries (collectively, the "Company") are one of the leading holistic health services providers in Japan. The Company is a franchisor and operator of healthcare salons across Japan and is a preferred platform partner for large consumer brands, healthcare service providers, and government entities to affect positive health outcomes. The Company primarily engages in three lines of business: Relaxation Salon Segment (retail), Luxury Beauty (retail) and Digital Preventative Healthcare Segment (healthtech). Refer to description below and Note 11 for segment information.

Parent was originally incorporated in Japan on July 13, 2000 under the name "Kabushiki Kaisha Young Leaves." In January 2017, Parent changed Parent’s name to "MEDIROM Inc." In March 2020, Parent changed Parent’s name to "MEDIROM Healthcare Technologies Inc."

Relaxation Salon Segment (See Note 11 for segment information)

The Relaxation Salon Segment is the core of our business, whereby we own, develop, operate, or franchise and support relaxation salons. The salon locations cover major cities throughout Japan, with strong market presence in the Tokyo metropolitan area. The Segment includes several Relaxation Salon brands including Re.Ra.Ku®, and as of December 31, 2023, 2022 and 2021, it has a total of 314, 312 and 312 salons, respectively. The following table presents total number of salons by operation type:

	Number of
	Relaxation Salons
	2023	2022	2021
Directly-operated	217	199	188
Franchised	97	113	124
Total	314	312	312

The number of salons in Directly-operated includes 41, 31 and 4 investor-owned salons as of December 31, 2023, 2022 and 2021, respectively.

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

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Reclassification

The Company reclassified certain amounts in the Consolidated Statements of Cash Flows in the prior year to conform to the current year's presentation.

Going Concern and Liquidity

The Company had a working capital deficit for the last three years and an accumulated deficit in 2022 and 2021. Despite having a positive net assets position as of December 31, 2023, and positive net income for the year ended December 31, 2023, we had negative cash flows from operations in 2023. We expect that our cash and cash equivalents as of December 31, 2023 of JPY106,347 thousand (US$755 thousand) may not be sufficient to fund our operating expenses, capital expenditure requirements, and debt service obligations for the 12 months following the issuance date of the audit opinion for the financial statements contained in this annual report. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern. The continuation as a going concern is dependent upon the Company’s ability to meet its financial requirements, raise additional capital, and the success of its future operations.

Management plans to alleviate the conditions that raise substantial doubt by raising additional capital through the issuance of common stock, other equity or debt financings, or refinancing of existing debt obligations. However, the Company’s ability to issue equity securities or obtain debt financing on acceptable terms, or at all, will depend on, among other things, its financial performance, general economic factors, including inflation and then-current interest rates, the condition of the credit and capital markets and other events, some of which may be beyond the Company’s control. The Company refinanced the existing loan agreement and renewed the credit facility agreement subsequent to the year-ended December 31, 2023. See subsequent event footnote for the further detail. There are currently no written agreements in place for such funding or issuance of securities except for the debt refinances described in the subsequent event footnote and there can be no assurance that such plans will be effectively implemented. Accordingly, the Company has concluded that substantial doubt exists about the Company’s ability to continue as a going concern for a period of at least 12 months following the issuance date of these financial statements.

The Company’s consolidated financial statement as of December 31, 2023, were prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

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

On May 31, 2023, the board of directors approved a second reorganization (the “Second Reorganization”), which consists of (i) an Incorporation-type Company Split Plan, pursuant to which the Company spun off the Digital Preventative Healthcare business and transferred and assigned it to MEDIROM MOTHER Labs Inc. (“MML”), a newly established wholly-owned subsidiary, which is expected to solely conduct the Digital Preventative Healthcare business going forward; and (ii) an Absorption-type Company Split Agreement, pursuant to which the Company spun off the existing salon development department (which is responsible for sourcing and setting up store spaces) and general corporate department (which includes accounting, legal, general affairs, human resources, IT and any other corporate functions) and had Bell & Joy Power Partners Inc., an existing wholly-owned subsidiary, assume such operations going forward (on the same day, Bell & Joy Power Partners Inc. was renamed into MEDIROM Shared Services Inc.). As these subsidiaries were under common control, there was no impact to the consolidated financial statements. The Second Reorganization became effective on July 3, 2023.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

The consolidated financial statements for the year ended December 31, 2023 include the accounts of Parent and the following subsidiaries: Medirom Healthcare Technologies Inc, JOYHANDS WELLNESS Inc., Wing Inc., MEDIROM Shared Services Inc., SAWAN Co., Ltd., ZACC Kabushiki Kaisha (“ZACC”), Medirom Human Resources Inc., and MEDIROM MOTHER Labs Inc. For those consolidated subsidiaries where the Company’s ownership is less than 100%, the portion of the net income or loss allocable to the noncontrolling interests is reported as “Net income attributable to noncontrolling interests” in the Consolidated Statements of Operations. All intercompany transactions have been eliminated in consolidation. Investments in companies over which the Company has significant influence but not control are accounted for by the equity method. The Company evaluates its investments and other significant relationships to determine whether any investee is a variable interest entity (“VIE”). If the Company concludes that an investee is a VIE, the Company evaluates its power to direct the activities of the investee, its obligation to absorb the expected losses of the investee and its right to receive the expected residual returns of the investee to determine whether the Company is the primary beneficiary of the investee. If the Company is the primary beneficiary of a VIE, the Company consolidates such entity and reflects the noncontrolling interest of other beneficiaries of that entity. There is no VIE where the Company is the primary beneficiary as of December 31, 2023 and 2022.

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

Noncontrolling Interests

Noncontrolling interests represent the portion of profit or loss, net assets, and comprehensive income or loss that is not allocable to the Company as a result of the sale of ownership interest in MML to certain third-party investors. At the end of each reporting period, the Company determines the amount of equity (at book value) that is allocable to non-controlling interests based upon the respective ownership interests.

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

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Accounts Receivable—Trade, Net

The accounts receivable-trade on the Company's consolidated balance sheets primarily includes accounts receivables from franchisees. The balance is presented net of an allowance for expected losses (i.e., doubtful accounts), primarily related to receivables from the Company's franchisees. The Company monitors the financial condition of its franchisees and records provisions for estimated losses on receivables when it believes franchisees are unable to make their required payments based on factors such as delinquencies, aging trends and expectations of forward-looking loss estimates. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses incurred related to existing accounts and receivables. The allowance for doubtful accounts related to accounts receivable-trade was ¥15,925 thousand and ¥5,873 thousand at December 31, 2023 and 2022, respectively.

Accounts Receivable—Other, Net and Long-Term Accounts Receivable—Other, Net

The accounts receivable—other on the Company's consolidated balance sheets primarily includes accounts receivable from commercial facility landlords and credit card companies related directly-operated salon's revenue and franchisee's revenue collected by these entities on behalf of the Company. As of December 31, 2023 and 2022, accounts receivable from commercial facilities and credit card companies of ¥439,340 thousand and ¥877,372 thousand, respectively, are included in the accounts receivable—other, net on the consolidated balance sheets. The balance is presented net of an allowance for expected losses (i.e., doubtful accounts). The Company monitors the financial condition of its debtor and records provisions for estimated losses on receivables when it believes debtors are unable to make their required payments based on factors such as delinquencies and aging trends. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses incurred related to existing accounts and receivables. As of December 31, 2023, the allowance for doubtful accounts related to accounts receivable-other was ¥ 457 thousand. There was no allowance for doubtful accounts related to accounts receivable-other as of December 31, 2022.

Long-term accounts receivable—other mainly consists of a non-interest bearing receivable due from an unrelated business entity, with a monthly repayment amount of ¥1,063 thousand and maturity of July 31, 2038. As of December 31, 2023 and 2022, the principal balance due was ¥199,325 thousand and ¥225,380 thousand, respectively. The short-term principal balance due was ¥12,750 thousand and ¥14,400 thousand as of December 31, 2023 and 2022, which are included in accounts receivable-other, net in the consolidated balance sheets. Long-term accounts receivable—other includes other long-term accounts receivable of ¥13,019 thousand as of December 31, 2023 and 2022. The Company monitors the financial condition of its obligor and records provisions for estimated losses on receivables when it believes the obligors are unable to make their required payments. As of December 31, 2023 and 2022, the related allowance for doubtful accounts on long-term accounts receivable—other was ¥116,547 thousand and ¥157,052 thousand, respectively.

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

Inventories

Inventories consist principally of finished goods and raw materials of Mother Bracelet. Inventories are stated at the lower of cost or net realizable value, cost being determined by the first-in, first-out method for merchandise. The Company reviews its inventories for obsolete or unsalable items and adjusts the carrying value to reflect estimated realizable values.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Investments

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

The useful lives for depreciation by major asset classes are as follows:

Leasehold improvements	Lesser of 15 years or the remaining lease term
Vehicles	2-6 years
Tools, furniture and fixtures	3-13 years

Other Intangible Assets, Net

Other intangible assets with finite useful lives consist primarily of capitalized software, reacquired franchise rights, definite-lived trademarks, customer relationships, and store operating rights. The Company capitalizes both eligible internal and external costs of developing or obtaining computer software for internal use. Costs incurred to develop internal-use software during the application development stage are capitalized until the software is substantially complete and ready for its intended use. Costs related to data conversion, training and maintenance costs associated with internal-use software are expensed as incurred. Capitalized software is amortized over the estimated useful life (3-5 years) using the straight-line method. The Company amortizes the fair value of reacquired franchise rights over the remaining contractual terms of the reacquired franchise rights at the time of the acquisition, which generally range from 1-5 years. The Company amortizes the fair value of trademarks over the estimated useful life (10 years). The Company amortizes the fair value of customer relationships and store operating rights over the estimated useful life (3-7 years). Other intangible assets with indefinite useful lives consist primarily of trademarks that are generally recorded in connection with business combinations at their fair value. Indefinite-lived intangibles should be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Due to the Company’s internal reorganization in July 2021, the Company is no longer using the indefinite-lived trademark and therefore recorded an impairment of ¥38,922 thousand in 2021 which is included in impairment loss on long-lived assets in the consolidated statements of operation. There was no impairment in intangible assets recorded in 2023 and 2022.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Impairment of Long-lived Assets, Excluding Goodwill

The Company assesses impairment of long-lived assets at the individual salon level, as this is the lowest level for which identifiable cash flows are largely independent of other groups of assets and liabilities. Long-lived assets include property and equipment, right-of-use lease assets, internal use software, and definite-lived intangible assets. The Company reviews the carrying value of long-lived assets for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when the estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition are less than their carrying values. The impairment loss is measured as the amount by which the carrying value of the asset or asset group exceeds its fair value. In determining the fair value, the Company uses present value techniques, if appropriate, based on the estimated future cash flows expected to result from the use of the assets and their eventual dispositions. During 2021, long-lived assets impairment charges related to continuing operations of ¥3,165 thousand, ¥39,067 thousand and ¥20,979 thousand were recorded on property and equipment, other intangible assets and right-of-use asset—operating leases, respectively. Long-lived assets impairments are recorded in impairment loss on long-lived assets in the consolidated statements of operation. There was no impairment loss in the year ended December 31, 2023 and 2022.

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

If an acquisition is determined to be an asset acquisition, the cost of the asset acquisition, including transaction costs, are allocated to identifiable assets acquired and liabilities assumed based on a relative fair value basis. If the cost of the asset acquisition is less than the fair value of the net assets acquired, no gain is recognized in earnings. The excess fair value of the acquired net assets acquired over the consideration transferred is allocated on a relative fair value basis to the identifiable net assets (excluding non-qualifying assets). The Company often purchases salons from third-party investors and franchisees through salon operation right transfer agreement, and the Company recognizes store operating rights and reacquired rights, respectively from the salon purchase transactions.

Determining estimated fair value requires a significant amount of judgment and estimates. If assumptions change or errors are determined in our calculations, the fair value could materially change resulting in a change in goodwill or identifiable net assets acquired.

Goodwill

Goodwill represents the excess of cost over fair value of identifiable net assets acquired and assumed in business combinations. The Company generally records goodwill in connection with the acquisition of relaxation salons from franchisees. Upon the sale of relaxation salons to franchisees, goodwill is decremented. In addition, the Company records goodwill when the Company acquires other entities. Goodwill and intangible assets that are deemed to have indefinite useful lives are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill impairment assessments are performed at the reporting unit level, which is the same as the Company's operating segments. The Company utilizes a qualitative assessment for determining whether step one of the goodwill impairment analysis is necessary. If a step one test is considered necessary based on the qualitative factors, the Company compares the estimated fair value of a reporting unit to its carrying value. The carrying value of each

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

reporting unit is based on the assets and liabilities associated with the operations of the reporting unit. The Company calculates estimated fair values of the reporting units based on discounted future cash flows utilizing estimates in annual revenue, service and product margins, fixed expense rates, allocated corporate overhead, directly-operated and franchise salon counts, and long-term growth rates for determining terminal value. If the carrying amount of a reporting unit exceeds its fair value, a loss will be recorded for the excess of the carrying value of the reporting unit over the fair value of the reporting unit. The Company did not recognize impairment losses for any goodwill during the years ended December 31, 2023, 2022 and 2021.

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

Revenue from Directly-Operated Salons

Revenues from directly-operated salons (including sales in the Luxury Beauty segment) are recognized when services are provided at the salons. The promised services for directly operated studios are the services ordered by the end customer from the service menu. The services are provided in one appointment. Therefore, there is only one performance obligation. As the customer simultaneously receives and consumes the benefits of the relaxation services, the revenue is recognized as the service is delivered using the delivery output method.

Revenue from prepaid cards is recognized when the services are transferred. When value is added to a prepaid card, the Company records a contract liability for its performance obligation to stand ready to transfer services in the future (or transfer funds to franchisee who provides service). When the services or funds are transferred, it derecognizes the contract liability and correspondingly recognizes revenue. The Company expects to be entitled to a certain amount of breakage and recognizes revenue from breakage proportionately to the redemptions exercised by the customer. The amount of breakage recognized for the years ended December 31, 2023, 2022 and 2021 were ¥46,426 thousand, ¥64,600 thousand and ¥61,247 thousand, respectively.

The Company also sells salons to third-party investors. As this is a recurring source of income for the Company as part of the larger strategy for the relaxation salons segment, the sale of salons is considered part of the Company’s ongoing major or central operations and thus ordinary activities for the Company, and the third-party investors are considered as “customers”. Therefore, the Company applies ASC 606 to these contracts. Revenue from the sale of directly-owned salons is comprised of the (i) transfer of the salon assets and business rights and (ii) outsourced salon operation services. The revenue for the transfer of salon assets and business rights is recognized at a point in time when the agreement is signed, and control is transferred to the customer.

Furthermore, the Company may purchase the sold salons from the third-party investors after a certain period time from the initial salon sales based on the third-party investors’ demands and the Company’s business strategy.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Depending on the negotiation with the investors, the Company may sell additional salons to the third-party investors, which can be on the same date of the salon purchase or in the future.

If the Company enters into a salon purchase and sales agreement with the same investor on the same date or near the same date, the Company recognizes the salon purchase and sales agreements as a combined arrangement. Under the combined arrangement, the proceeds from the sale of salon and the payment for the purchase of salon are offset with each other. Therefore, the Company recognizes the noncash consideration and the difference of the carrying value of the sold salon and the transaction of salon sales as other income or loss, which is included in gain from sales of salons in the consolidated statements of operation.

Furthermore, the Company often enters into a salon purchase agreement with an third-party investor and sells the purchased salon to a different third-party investor on the same date. When these transactions happen, the Company’s performance obligation is to make an arrangement for the provision of the good by another, and the seller effectively controls the salon before it is sold to the new third-party investor. Therefore, the Company is considered to be an agent in this type of transaction and the Company records the revenue resulted from this type of transaction at net. There is no significant financing component. The proceeds from the transfer of the salons are classified based on the intention.

Also, the buyers of salons are entitled to enter into Service Agreements with the Company to manage the operations of the salons and the Company charges a fee for the management services to be provided. Revenue from the Service Agreement are recognized over the term of the agreement as services are provided. The customer benefits from the integrated service over the contract term and each time increment is substantially the same. Therefore, the outsourced salon operations are considered a “series” of distinct services and are treated as a single performance obligation. The term of the Service Agreement is typically five years. Under the Service Agreement, the Company is reimbursed for the costs of operating the salon including leases and will recognize revenue from the reimbursement of costs using the as-invoiced practical expedient. Furthermore, the Company will receive a certain portion of the excess profit, which is considered variable consideration. This success fee will be constrained until there is greater than 70% probability that there will be no future reversal of revenue.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

Other Revenues

Other revenues are primarily from the Digital Preventive Healthcare segment, which include revenues from serving implementation of health and wellness programs (Specific Health Guidance Program), as well as wearable device service (MOTHER Bracelet®), and are recognized when services are provided or the ownership of products are transferred. The Company offers standard assurance-type warranties for its MOTHER Bracelet® which are not accounted for as a separate performance obligation and do not contain acceptance clauses.

See Note 13 for further disclosures required under ASC 606.

Revenue is recognized net of consumption tax collected from customers and subsequently remitted to governmental authorities.

Advertising Expenses

Advertising costs are expensed as incurred and are recorded in selling, general and administration expenses in the consolidated statements of operation. Advertising expenses for the years ended December 31, 2023, 2022 and 2021 were ¥162,033 thousand, ¥135,127 thousand and ¥130,959 thousand, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

Earnings (Loss) Per Share

Basic and diluted earnings (loss) attributable to the Company’s shareholders per common share are presented in conformity with the two-class method required for participating securities. Basic net income (loss) attributable to the Company’s shareholders per common share is computed by dividing net income (loss) attributable to the Company by the weighted-average number of shares of common stock outstanding during the year. Diluted net income (loss) attributable to the Company’s shareholders per common share reflects the potential dilutive effect of stock options. (See Note 14)

Recently Issued Accounting Pronouncements Adopted

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

Recently Issued Accounting Pronouncements Not Yet Adopted

Disclosure Improvements

In October 2023, the FASB issued ASU No. 2023-06, Disclosure Improvements-Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This new standard modified the disclosure and presentation requirements of a variety of codification topics by aligning them with the SEC’s regulations. ASU

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

2023-06 will become effective for each amendment on the effective date of the SEC's corresponding disclosure rule changes. The Company is currently evaluating the impact on its consolidated financial statements.

Segments

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The new standard requires enhanced disclosures about segment information and significant segment expenses. It does not change how a public entity identifies its operating segments. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The new standard should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact on its consolidated financial statements.

Income Taxes

In December 2023, the FASB issued 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures. The new standard requires public business entities to disclose information about income taxes paid, specific categories in the rate reconciliation, and additional information for reconciling items that meet a quantitative threshold. The guidance should be applied on a prospective basis. For public business entities, ASU 2023-08 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. For all other entities, the standard is effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the impact on its consolidated financial statements.

2.  Business Combinations

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Acquisition of relaxation salons

During 2021, the Company acquired 18 relaxation salons for cash consideration of ¥202,686 thousand. The cash consideration paid in these transactions is included within acquisition of businesses - net of cash acquired in the investing activities, payment of installment payables related to business acquisitions in the financing activities and payables related to acquisition of businesses included in accrued expenses in the non-cash investing and financing activities sections of the consolidated statements of cash flows. During 2022 and 2023, there were no salon acquisitions to be accounted for as business combination.

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

The estimated fair values of the assets acquired and liabilities assumed at the acquisition date were as follows:

	2021
Property and equipment		¥36,299
Other intangible assets		15,000
Total assets acquired		51,299
Asset retirement obligation		(33,876)
Total liabilities assumed		(33,876)
Net assets acquired		17,423
Fair value of the consideration transferred		202,686
Goodwill		185,263
Gain from bargain purchases	¥	―

The goodwill recorded primarily relates to the sales growth potential of the relaxation salon locations acquired and is expected to be deductible for income tax purposes. In 2021, the fair value of the reacquired franchise rights was estimated using the excess earnings method and relief from royalty method with Level 3 unobservable inputs. In order to develop these Level 3 fair value measurements, the Company used 1.2% - 6.0% royalty rate and 11.3% - 25.0% discount rate as significant unobservable inputs. The amount of reacquired franchise rights was ¥15,000 thousand in 2021. Reacquired franchise rights are subject to amortization and are amortized over an estimated useful life of approximately one to three years.

For some relaxation salons acquired, the Company recognized the excess of the fair value of the net assets assumed over the fair value of the consideration transferred as a gain from bargain purchases.

The amount of revenue from the acquired relaxation salons included in the Company's results of operations for the year ended December 31, 2021 was ¥208,600 thousand. The amount of loss from the acquired relaxation salons included in the Company's results of operations for the years ended December 31, 2021 was ¥13,788 thousand. Disclosure of pro forma information is omitted as the information is not easily available.

3.  Property and Equipment, Net

As of December 31, 2023 and 2022, property and equipment, net consist of the following:

	Thousands of Yen
	2023	2022
Leasehold improvements	¥560,639	¥539,553
Vehicles	25,586	18,089
Tools, furniture and fixtures	161,666	114,663
Total	747,891	672,305
Accumulated depreciation and amortization	(296,393)	(248,017)
	¥451,498	¥424,288

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Depreciation expense was ¥107,040 thousand, ¥82,795 thousand and ¥80,463 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

For the years ended December 31, 2023, 2022 and 2021 the Company recognized impairment loss of nil, nil and ¥3,165 thousand , respectively, for the Relaxation Salon segment on leasehold improvements used in certain relaxation salons, respectively. The Company conducted strategic reviews of its future profitability forecast. Following these reviews, the Company reduced the corresponding estimated future cash flows of these assets and the estimated ability to recover the carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in the impairment charges.

4.  Goodwill and Other Intangible Assets, Net

The components of intangible assets as of December 31, 2023 and 2022 are as follows:

	Thousands of Yen
	2023	2022
Intangible assets subject to amortization:
Software for internal use	¥220,343	¥156,236
Customer relationship	180,000	180,000
Store operating rights	637,138	43,777
Trademark	160,000	160,000
Other	750	750
Total	1,198,231	540,763
Accumulated amortization	(277,900)	(137,458)
Net carrying amount	920,331	403,305

Intangible assets not subject to amortization:
Goodwill	484,564	539,490
Telephone rights	369	369
Total	484,933	539,859
Total intangible assets	¥1,405,264	¥943,164

The aggregate amortization expense was ¥145,555 thousand, ¥85,918 thousand and ¥45,780 thousand for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the weighted average amortization period for internal-use software, customer relationships, Store operating rights and trademarks was 4 years, 6 years, 3 years and 10 years, respectively.

The indefinite-lived trademark intangible relates to the relaxation salon segment and was considered abandoned due to the internal reorganization in 2021. The Company recorded an impairment charge for the full carrying value of ¥38,922 thousand in the year ended December 31, 2021. In addition, the Company recorded an impairment loss of ¥145 thousand on reacquired rights of certain relaxation salons in the relaxation segment for the year ended December 31, 2021. The Company conducted strategic reviews of its future profitability forecast. Following these reviews, the Company reduced the corresponding estimated future cash flows of these assets and the estimated ability to recover the carrying amount of the reacquired rights within the period applicable to the impairment determination, resulting in the impairment charges. There were no impairment charges recorded during the years ended December 31, 2023 and 2022.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

The estimated aggregate amortization expense for other intangible assets for the next five years and thereafter is as follows:

Thousands of Yen
Year ending December 31:
2024	¥285,138
2025	279,186
2026	206,059
2027	60,292
2028	45,545
Thereafter	44,111
Total	¥920,331

The following table shows changes in carrying amount of goodwill for the years ended December 31, 2023, 2022 and 2021:

Thousands of Yen
Balance at December 31, 2021	¥600,329
Sale of directly-owned salons, and closure of directly-owned salons	(60,839)
Balance at December 31, 2022	¥539,490
Sale of directly-owned salons, and closure of directly-owned salons	(54,926)
Balance at December 31, 2023	¥484,564

The Company performed a step 1 quantitative assessment for its annual goodwill impairment test on December 31, 2023,2022 and 2021. Based on the results of the step 1 test, the fair value of the reporting unit exceeded the carrying value and no impairment was recorded. The fair value of all reporting units was determined using an income approach based upon estimates of future discounted cash flows. Significant judgments and unobservable inputs categorized as Level III in the fair value hierarchy are inherent in the impairment tests performed and include assumptions about the amount and timing of expected future cash flows, growth rates, and the determination of appropriate discount rates. The Company believes that the assumptions used in its annual impairment test are reasonable, but variations in any of the assumptions may result in different calculations of fair values and impairment charges. The impacts of any adverse business and market conditions which impact the overall performance of the Company's reporting units will continue to be monitored. If the Company's reporting units do not achieve the financial performance that the Company expects, it is possible that goodwill impairment charges may result. There can therefore be no assurance that future events will not result in an impairment of goodwill. No impairment losses on goodwill were recognized for the years ended December 31, 2023, 2022 and 2021.

5.  Investments

Investments at Cost

The breakdown of non-marketable securities as of December 31, 2023 and 2022 are as follows:

	Carrying amount
	Thousands of Yen		Ownership
	2023	2022	2023	2022
Matrix Industries, Inc.	¥77,948	¥52,520	2.89%	0.09%
Other	3,594	500	―	―
Total	¥81,542	¥53,020

The Company acquired a convertible note from Matrix Industries, Inc. for ¥52,520 thousand on February 3, 2021. In 2023, the Company converted the convertible note into shares. The carrying amount of non-marketable securities are recorded at cost as fair value is not readily determinable. The Company did not recognize any impairments or adjustments to the carrying value for the years ended December 31, 2023 and 2022.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

6.  Borrowings

The Company has borrowings with financial institutions. Some borrowings are secured. As of December 31, 2023 and 2022, time deposits with an aggregating book value of ¥26,002 thousand and ¥26,000, respectively, are pledged as collateral. Some borrowings are guaranteed by Credit Guarantee Association, a Japanese governmental affiliate agency which supplements private companies with credit. The borrowings accrue interest using fixed interest rates of 0.21% – 3.30% and 0.20% – 3.30% per annum as of December 31, 2023 and 2022, respectively. Debt issuance costs related to these borrowings are immaterial.

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

The carrying value of the Company’s borrowings as of December 31, 2023 and 2022 are as follow:

	Thousands of Yen
	2023	2022
Short-term borrowings	¥400,000	¥	―
Borrowings (Due through 2035 with weighted average interest rates of 1.12% as of December 31, 2022, due through 2035 with weighted average interest rates of 0.66% as of December 31, 2021)	651,217		748,937
Corporate convertible bond	500,000		500,000
Current portion of borrowings	(500,415)		(99,168)
Borrowings, net of current portion	¥1,050,802		¥1,149,769

The carrying value of the Company’s borrowings approximate fair value at each balance sheet date because the stated rate of interest of the debt approximates the market interest rate at which the Company can borrow similar debt. As of December 31, 2023 and 2022, the Company did not have any borrowings measured at fair value.

The following is a summary of maturities of borrowings subsequent to December 31, 2023:

Thousands of Yen
Year ending December 31:
2024	¥100,415
2025	86,603
2026	94,587
2027	594,627
2028	94,664
2029 and thereafter	180,321
Total	¥1,151,217

Parent has short-term and long-term borrowings. These borrowings are primarily made under general agreements, which are to provide security and guarantees for present and future indebtedness or to secure a guarantor upon request of the bank, and that the banks shall have the right to offset cash deposits against any debts and obligations that have become due or, in the case of default, against all obligations to the banks. Kouji Eguchi, the representative director and the shareholder of Parent (holds 38.61% of common stock and all Class A common stock as of December 31, 2023) is a guarantor for five bank loans on behalf of our Company. As of December 31, 2023, the outstanding amount of loans guaranteed by Mr. Eguchi was ¥213,782 thousand. Kazuyoshi Takahashi, the representative director of ZACC is the guarantor for two bank loans on behalf of ZACC, which were borrowed by ZACC from three banks prior to the acquisition of ZACC. As of December 31, 2023, Mr. Takahashi’s guarantee has

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

not been released and the outstanding amount of loans guaranteed by Mr. Takahashi was ¥56,407 thousand. None of the borrowing agreements contain any financial covenants.

In addition, the Company entered into a ¥200,000 thousand credit facility with a bank on August 7, 2023 which matured on May 31, 2024. As of December 31, 2023, the Company had used ¥200,000 thousand of the credit facility. The credit facility was subsequently renewed in 2024. See subsequent events footnote.

7.  Asset Retirement Obligation

Asset retirement obligation primarily consists of estimated costs arising from a contractual obligation to a landlord to remove leasehold improvements from leased properties at the end of the lease contracts for its headquarters and directly-operated salons.

Reconciliation of the beginning and ending amount of asset retirement obligation for the years ended December 31, 2023 and 2022 is as follows:

	Thousands of Yen
	2023	2022
Beginning balance	¥310,929	¥298,994
Liabilities incurred	34,160	2,150
Liabilities settled	(3,838)	(14,639)
Accretion expense	3,095	24,424
Ending balance	¥344,346	¥310,929

The balances as of December 31, 2023 and 2022 are included in asset retirement obligation in the consolidated balance sheets.

8.  Leases

The Company mainly leases commercial space for its relaxation salon from external third parties, which are either operated by the Company or a franchisee and also enters into contracts with franchisees subleasing partial spaces of leased properties under the terms and conditions that are substantially the same as the head lease contracts. As of December 31, 2023, 2022 and 2021, the Company had 232, 235 and 235 leased salons, respectively, of which 89, 104 and 115 salons, respectively were subleased.

Operating Leases

Lessee

There are no lease transactions classified as finance leases for the years ended December 31, 2023, 2022 and 2021.

The table below summarizes the components of operating lease costs related to operating leases for the year ended December 31, 2023, 2022 and 2021:

	Thousands of Yen
	2023	2022	2021
Fixed lease cost (a)	¥893,347	¥866,730	¥801,292
Variable lease cost (b)	45,410	40,661	33,167
Short-term cost	44,115	19,977	38,876
Total	¥982,872	¥927,368	¥873,335

(a)	This includes amounts recoverable from sublessees as fixed sublease income. See the table of sublease income in Subleases below for more details.
(b)	This includes amounts recoverable from sublessees as variable sublease income. See the table of sublease income in Subleases below for more details.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

There are no sale-and leaseback transactions conducted in the years ended December 31, 2023, 2022 and 2021.

Supplementary information on cash flow and other information for leasing activities for the year ended December 31, 2023, 2022 and 2021 are as follows:

	Thousands of Yen
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	¥982,872	¥938,095	¥881,822
Right-of-use assets obtained in exchange for lease liabilities	931,521	673,468	917,135
Weighted average remaining lease term (in years)	3.7	3.7	3.2
Weighted average discount rate	2.02%	2.12%	1.64%

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to December 31, 2023 are as follows:

Thousands of Yen
Year ending December 31:
2024	¥783,761
2025	560,888
2026	389,086
2027	239,680
2028	132,409
2029 and thereafter	86,669
Total	2,192,493
Less: Interest component	(94,441)
Present value of minimum lease payments	¥2,098,052

The amount of ¥763,422 thousand and ¥1,334,630 thousand of the discounted present value of minimum lease payment are included in current portion of lease liability and lease liability — net of current portion, respectively, in the consolidated balance sheets.

Subleases

The Company leases space from commercial facility landlords which in turn it subleases to certain franchisees of its relaxation salons. Sublease revenues are as follows for the years ended December 31, 2023, 2022 and 2021, and included in franchise revenues:

	Thousands of Yen
	2023	2022	2021
Fixed sublease income	¥344,875	¥429,419	¥420,138
Variable sublease income	19,492	22,256	17,838
Total	¥364,367	¥451,675	¥437,976

Expected future minimum lease collections to be received under non-cancellable subleases subsequent to December 31, 2023 are as follows:

Thousands of Yen
Year ending December 31:
2024	¥250,565
2025	180,614
2026	103,085
2027	46,203
2028	25,043
2029 and thereafter	21,340
Total	¥626,850

There are no lease transactions classified as sale-type leases and direct financing leases for the years ended December 31, 2023, 2022 and 2021.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

9.  Shareholders' Equity (Deficit)

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

that common stock, legal reserve, additional paid-in capital, and other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

On March 31, 2023, upon the resolution of the stockholders, a reduction in the registered capital and additional reserved capital amount for common stock was approved in accordance with the Companies Act. As a result, ¥1,203 million and ¥1,306 million were reclassified from registered capital and additional reserved capital for common stock, respectively, to accumulated deficit.

Treasury Stock

The Companies Act also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by a specific formula.

Sale of shares of subsidiaries.

In November and December 2023, the Company entered into share transfer agreements with several investors and transferred 1,781 out of 50,000 shares of MEDIROM MOTHER Labs Inc. to third-party investors, representing 3.56% of the ownership interest. The Company received the cash proceeds of approximately ¥160 million and the difference between the consideration received and the amount by which the noncontrolling interest was adjusted was recognized in as additional paid-in capital. The Company recorded ¥155 million and ¥5 million to additional paid-in capital and noncontrolling interest from the sale of subsidiaries’ shares, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

exercise can take place only when the Company achieves an annual consolidated revenue target of ¥3,908,264 thousand under U.S. GAAP in any of our 2020, 2021 or 2022 fiscal years. The stock option’s fair value as of grant date was ¥637.02 per share. The exercise price of the stock option is ¥128 per share.

The Company did not grant any stock options during 2023 and 2022.

A summary of the activity of the Company's employee stock option plans as of and for the years ended December 31, 2023, 2022 and 2021 is presented below:

		Yen	Years	Thousands of Yen
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
Outstanding at December 31, 2021	599,800	857	3.5	192,570
Exercisable at December 31, 2021	599,800	857	3.5	192,570
Forfeited/Expired	(6,550)	128
Outstanding at December 31, 2022	593,250	865	2.7	150,696
Exercisable at December 31, 2022	593,250	¥865	2.7	¥150,696
Reinstated	3,200	128
Forfeited/Expired	(6,950)	402
Outstanding at December 31, 2023	589,500	867	1.5	228,719
Exercisable at December 31, 2023	589,500	¥867	1.5	¥228,719

On August 29, 2023, the board of directors approved a resolution to waive the forfeiture related to the Fifth Series, Seventh Series, and Ninth Series of Stock Subscription Rights. This resolution retrospectively applies to the employees who resigned after December 31, 2022 for the stock options related to Fifth Series and Seventh Series of Stock Subscription Rights and resigned after April 30, 2022 for the stock options related to Ninth Series of Stock Subscription Rights. The board of directors passed the resolution due to the delay in filing the Form 20-F for the year-ended December 31, 2021, which resulted in forfeiting the employees’ opportunity to exercise their options. Considering the fact that the employees paid cash consideration in exchange of the stock options, the Company relieved the stock option forfeiture for the certain employees. The Company retrieved 3,200 forfeited stock options during the year-ended December 31, 2023 due to this resolution.

For the year ended December 31, 2023 and 2022, there was no compensation cost recognized for stock options as all stock options previously granted have been fully vested. As of December 31, 2023, there was no unrecognized compensation cost.

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

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Information about operating results and assets for each segment as of and for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Thousands of Yen
		Digital		Corporate
	Relaxation	Preventative	Luxury	and
	Salon	Healthcare	Beauty	elimination		Consolidated
Year ended December 31, 2023
Revenues	¥6,059,851	¥200,397	¥567,695	¥	―	¥6,827,943
Operating income (loss)	848,047	(173,138)	(84,490)		(981,998)	(391,579)
Depreciation and amortization	157,804	27,574	35,729		31,488	252,595
Total assets	4,814,248	458,535	611,925		964,481	6,849,189

Year ended December 31, 2022
Revenues	¥5,972,913	¥386,383	¥594,761	¥	―	¥6,954,057
Operating income (loss)	1,272,093	(60,190)	(23,735)		(1,091,201)	96,967
Depreciation and amortization	78,825	20,100	11,454		73,677	184,056
Total assets	4,693,660	189,933	822,354		1,041,399	6,747,346

Year ended December 31, 2021
Revenues	¥5,196,540	¥43,965	¥169,320	¥	―	¥5,409,825
Operating income (loss)	699,105	(144,857)	(6,538)		(1,018,297)	(470,587)
Depreciation and amortization	80,917	11,113	10,736		23,477	126,243
Total assets	4,002,005	161,945	701,172		887,939	5,753,061

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

Substantially all revenues are from customers operating in Japan. Geographic information is omitted due to immateriality of revenue and operating income attributable to international operations for the years ended December 31, 2023, 2022 and 2021.

12.  Income Taxes

The following table shows a summary of income taxes for the years ended December 31, 2023, 2022 and 2021:

	Thousands of Yen	Thousands of Yen	Thousands of Yen
	2023	2022	2021
	Total	Total	Total
Income (loss) before income taxes	¥20,622	¥179,774	¥(414,481)
Income taxes
Current	7,209	30,809	24,767
Deferred	(101,636)	―	551,483
Total	¥(94,427)	¥30,809	¥576,250

Parent and its subsidiaries are subject to a number of taxes based on income, in the aggregate resulted in an effective statutory rate of approximately 34.6% for the year ended December 31, 2023 and 30.6% for the years ended December 31, 2022 and 2021.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

A reconciliation of the differences between the effective income tax rates reflected in the accompanying consolidated statements of operation and Japanese statutory tax rates for the years ended December 31, 2023, 2022 and 2021 is as follows:

	2023	2022	2021
Statutory tax rate	34.6%	30.6%	30.6%
Increases (reductions) in taxes due to:
Change in valuation allowance	1709.3	(32.7)	(155.9)
Nondeductible expenses	18.8	―	(1.1)
Inhabitant tax-per capita*	35.0	―	(3.9)
Stock-based compensation	―	―	(14.5)
Use of operating loss carryforwards	(1807.5)	―	3.9
Change in statutory tax rate	(448.1)	―	―
Other-net	0.0	19.2	1.9
Effective income tax rate	(457.9)%	17.1%	(139.0)%

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

The tax effects of the major items of temporary differences giving rise to the deferred tax assets and liabilities as of December 31, 2023, 2022 and 2021 are as follows:

	Thousands of Yen
	2023	2022		2021
Deferred tax assets:
Accounts receivable-trade	¥15,234		¥69,203		¥13,485
Provision for bad debt	42,338		16,871		50,551
Goodwill	―		6,351		―
Accrued Vacation	22,624		17,520		―
Asset retirement obligation	119,049		82,506		91,552
Operating lease liability	725,716		591,108		576,867
Operating loss carryforwards	689,210		717,011		716,518
Other	52,553		54,244		69,603
Gross deferred tax assets	1,666,724		1,554,814		1,518,576
Valuation allowance	(662,100)		(712,685)		(771,441)
Total deferred tax assets	1,004,624		842,129		747,135

Deferred tax liabilities:
Property and equipment	(67,454)		(51,925)		(65,590)
Goodwill	(34,070)		―		(15,018)
Intangible assets	(78,137)		(142,789)		(101,025)
Right-of-use asset - operating lease	(722,724)		(558,538)		(558,538)
Acquisition Costs	―		(20,003)		―
Other	(604)		(68,874)		(6,964)
Total deferred tax liabilities	(902,988)		(842,129)		(747,135)
Net deferred tax assets	¥101,636	¥	―	¥	―

Valuation allowance for deferred tax assets have decreased by ¥50,585 thousand, ¥58,756 thousand and increased by ¥646,065 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

Based on the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, the Company believes it is more likely than not that the Company will realize the benefits of these tax assets, net of valuation allowance, at December 31, 2023.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

At December 31, 2023, the Company had operating loss carryforwards of ¥1,992,512 thousand, which are available to offset future taxable income. These carryforwards are scheduled to expire as follows:

Operating loss
carryforwards
(Thousands of Yen)
Years ending December 31:
Between 2024 and 2027	¥ ―
Between 2028 and 2031	511,939
2032 and thereafter	1,480,573
Total	¥1,992,512

The Company does not recognize any deferred tax liabilities for undistributed earnings of domestic subsidiaries since dividends from these subsidiaries are not subject to taxation under Japanese tax law.

At December 31, 2023, 2022 and 2021, current unrecognized tax benefit is not material in amount. Even in the next twelve months after the end of 2023, it is unlikely that the total amount would change dramatically.

The penalties and interest expenses related to income taxes are recognized in the consolidated statements of operation for the years ended December 31, 2023, 2022 and 2021, however, the amounts are immaterial.

In 2023, the Company underwent examination by the tax authorities. The tax authorities routinely challenge certain deductions and credits reported by the Company on its income tax returns. In November 2023, the tax authorities concluded examinations, which did not have a material impact to the Company’s consolidated financial statements.

Parent and its subsidiaries are subject to taxation in Japan and in the local Japanese governments where the Company’s salons or offices are located. As of December 31, 2023, the fiscal year ending December 31, 2018 and subsequent years remain open to examination by the tax authority (National Tax Agency and Tokyo Metropolitan Government).

13.  Revenue Recognition

Disaggregation of revenue

For the year ended December 31, 2023, 2022 and 2021 revenues are disaggregated by revenue stream and reconciled to reportable segment revenues as follows.

	Thousands of Yen
		Digital
		Preventative	Luxury
Revenue Stream*	Relaxation Salon	Healthcare	Beauty	Consolidated
Year ended December 31, 2023
Revenue from directly-operated salons	¥4,081,024	¥ ―	¥567,695	¥4,648,719
Revenue from the sale of directly-owned salons	1,007,800	―	―	1,007,800
Franchise fees	106,916	―	―	106,916
Royalty income	181,417	―		181,417
Staffing service revenue	136,570	―	―	136,570
Sublease revenue	364,367	―	―	364,367
Other franchise revenues	181,757	―	―	181,757
Other revenues	―	200,397	―	200,397
Total revenues	¥6,059,851	¥200,397	¥567,695	¥6,827,943

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

Contract balance

Information about receivables and contract liabilities from contracts with customers is as follows:

	Thousands of Yen
	As of	As of
	December 31,	December 31,
	2023	2022	Balance sheet classification
Receivables	¥621,867	¥534,686	Accounts receivable-trade, net

Contract liabilities:
Current	109,307	89,008	Current portion of contract liability
Long-term	71,134	156,431	Contract liability - net of current portion
Total	¥180,441	¥245,439

Prepaid card liability	¥402,742	¥507,405	Advances received

Receivables relate primarily to payments due for royalty income, staffing service revenue and sublease revenue. With respect to the payment term, payment for these revenues is generally collected monthly. As such, no significant financing component has been identified. The receivables balance is presented net of an allowance for expected losses (i.e., doubtful accounts), and are primarily related to receivables from the Company’s franchisees. Refer to

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

“Accounts Receivables – Trade, Net” on Note 1 for details on the components of the receivables balance and the allowance. Contract liabilities primarily represent the Company’s remaining performance obligations under its franchise agreement at the end of the year, for which consideration has been received and revenue had not been recognized, and is generally recognized as revenues ratably over the remaining customer life that the expected services are to be provided. Prepaid card liabilities mainly relate to the unused balance of ReRaKu and SAWAN cards that can be redeemed at company-operated salons for services. Revenue for prepaid cards is recognized and the corresponding liability is reduced as the services are provided. As of December 31, 2023 and 2022, contract assets under contracts with customers were immaterial and they are included in prepaid expenses and other current assets and other assets in the consolidated balance sheets.

Changes in the Company’s contract liabilities for the year ended December 31, 2023 are as follows:

Thousands of Yen
Contract liabilities
Balance at December 31, 2022	¥245,439
Revenues recognized during 2023 which were included in the contract liabilities balance at December 31, 2022	(101,666)
Remaining amounts at December 31, 2023 which were newly recognized as contract liabilities during 2023	36,668
Balance at December 31, 2023	¥180,441

For the year ended December 31, 2023, there were no revenues recognized under performance obligations which were satisfied for past fiscal years by change of transaction price, etc. Changes in receivables and contract liabilities are primarily due to the timing of revenue recognition, billings and cash collections.

Transaction price allocated to remaining performance obligations

Estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied as of December 31, 2023 is as follows:

Thousands of Yen
Year ending December 31:
2024	¥109,307
2025	44,261
2026	17,690
2027	8,377
2028	806
Total	¥180,441

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

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Reconciliations of net income (loss) and weighted average number of common shares outstanding used for the computation of basic and diluted earnings (loss) per common share for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023		2022		2021
	Common	Class A	Common	Class A	Common	Class A

	(Thousands of Yen)		(Thousands of Yen)		(Thousands of Yen)
Income (Numerator)
Net income (loss) attributable to shareholders of the Company	¥115,404	―	¥148,965	―	¥(990,731)	―

Shares (Denominator)	(Number of shares)		(Number of shares)		(Number of shares)
Weighted average common shares outstanding	4,882,500	1	4,877,404	1	4,877,404	1
Effect of dilutive instruments:
Stock options	284,152	―	593,250	―	―	―
Weighted average common shares for diluted computation	5,166,652	1	5,470,654	1	4,877,404	1

Earnings (loss) per common share attributable to shareholders of the Company	(Yen)		(Yen)		(Yen)
Basic	¥23.64	¥23.64	¥30.54	¥30.54	¥(203.13)	¥(203.13)
Diluted	¥22.34	¥22.34	¥27.23	¥27.23	¥(203.13)	¥(203.13)

For periods in which the Company reports net loss, diluted net loss per common share attributable to common shareholders is the same as basic net loss per common share attributable to common shareholders. Options to purchase 599,800 shares have been excluded from the diluted net loss per common share attributable to common shareholders calculation for the year ended December 31, 2021 because the effect of inclusion would have been anti-dilutive. In addition, the share options from the convertible bond were excluded from the diluted net income per common share attributable to common shareholders because the effect of inclusion would have been anti-dilutive for the year ended December 31, 2023.

15.  Fair Value of Financial Instruments

Fair value of financial instruments

The estimated fair values of the Company's financial instruments at December 31, 2023, 2022 and 2021 are set forth below:

The following summary excludes cash and cash equivalents, time deposits, accounts receivable-trade, accounts receivable-other, investments, long-term accounts receivable-other, lease and guarantee deposits, current portion of borrowings, accounts payable-trade, accrued expenses, deposit received and operating lease liability for which fair values approximate their carrying amounts. Long-term accounts receivable-other approximates fair value as it is

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

calculated based on the discounted future cash flows. The summary also excludes investments which are disclosed in Note 5.

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

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

Long-lived assets and liabilities that have been measured at fair value on "nonrecurring" basis include leasehold improvements, right-of-use assets — operating lease, trademark, and reacquired franchise rights. Assets and liabilities measured at fair value on "nonrecurring" basis as of December 31, 2023, 2022 and 2021 are as follows:

	Thousands of Yen
	Level 1		Level 2		Level 3	Impairment loss
Year ended December 31, 2023
Assets
Leasehold improvements	¥	―	¥	―	¥349,244	¥	―
Right-of-use asset - operating lease		―		―	2,089,402		―
Trademark		―		―	121,308		―
Total	¥	―	¥	―	¥2,559,954	¥	―

Year ended December 31, 2022
Assets
Leasehold improvements	¥	―	¥	―	¥353,425	¥	―
Right-of-use asset - operating lease		―		―	1,955,354		―
Trademark		―		―	137,351		―
Total	¥	―	¥	―	¥2,446,130	¥	―

Year ended December 31, 2021
Assets
Leasehold improvements	¥	―	¥	―	¥359,376		¥3,165
Right-of-use asset - operating lease		―		―	1,824,095		20,979
Trademark		―		―	153,458		38,922
Reacquired franchise rights		―		―	8,639		145
Total	¥	―	¥	―	¥2,345,568		¥63,211

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

For the years ended December 31, 2023 and 2022, the Company recognized no impairment loss upon conducting strategic reviews of its future profitability forecast for the salons.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

For the year ended December 31, 2021, the Company recognized an impairment loss of ¥24,289 thousand on leasehold improvements, right-of-use asset — operating lease and reacquired franchise rights directly related to certain relaxation salons. The Company conducted strategic reviews of its future profitability forecast for the salons. Following these reviews, the Company reduced the corresponding estimated future cash flows of these assets and the estimated ability to recover the carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in the impairment charges. The company also recognized an impairment loss of ¥38,922 thousand related to the Bell Epoque trademark. As a result of the Company’s internal reorganization in July 2021, the Company will no longer use the trademark.

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

As of December 31, 2023 and 2022, the outstanding accrued expenses to Kabushiki Kaisha No Track are nil and ¥110 thousand (included in accrued expenses), respectively. The Company paid annual consulting fees of ¥150 thousand, ¥600 thousand and ¥600 thousand (included in selling, general and administrative expenses), respectively, to Kabushiki Kaisha No Track, in the years ended December 31, 2023, 2022 and 2021.

Tomoya Ogawa, Parent's independent director and the shareholder of the Company (holds 0.58% of common stock as of December 31, 2023, 2022 and 2021), is the sole owner of Kabushiki Kaisha LTW.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

As of December 31, 2023 and 2022, the outstanding accrued expenses to Kabushiki Kaisha LTW are nil and ¥330 thousand (included in accrued expenses), respectively. The Company paid consulting fees of ¥1,200 thousand, ¥3,000 thousand and ¥3,000 thousand (included in selling, general and administrative expenses) to Kabushiki Kaisha LTW, in the years ended December 31, 2023, 2022 and 2021, respectively.

Kazuyoshi Takahashi, the representative director of ZACC and the shareholder of ZACC is the guarantor with respect to some of the Company’s borrowings. See Note 6, “Borrowings” for more detail.

Transactions with the Company's corporate auditor

Osamu Sato, Parent's corporate auditor and the shareholder of Parent (holds 0.36% of common stock as of December 31, 2023, 2022 and 2021), is a part-time employee of Ebis 20 Co., Ltd.

As of December 31, 2023 and 2022, the outstanding accrued expenses to Ebis 20 Co., Ltd were nil and ¥110 thousand (included in accrued expenses), respectively. The Company paid annual consulting fees of ¥400 thousand, ¥1,200 thousand and ¥1,200 thousand (included in selling, general and administrative expenses), respectively, to Ebis 20 Co., Ltd in the years ended December 31, 2023, 2022 and 2021.

Transactions with COZY LLC

On January 20, 2023, the Company’s CEO and major shareholder Koji Eguchi’s 100% funded joint venture COZY LLC (“COZY”) implemented a stock repurchase program based on the US SEC Rule 10b5-1 through a US investment bank. Under this plan, COZY can purchase up to 50 million yen of the company’s American Depositary Shares (ADS). This plan was approved by the Company’s board of directors on January 18, 2023. During the period from January to March 2023, COZY has repurchased the Company’s 22,543 shares.

19.  Subsequent Events

Short-term loan refinance

On March 29, 2024, The Company reached an agreement with its lender and refinanced its 200 million yen short-term loan with a new 300 million yen short-term loan maturing on September 30, 2024 at an interest rate of 1-month TIBOR plus 1.2%.

Credit facility agreement

On May 31, 2024, the Company renewed the 200 million yen credit facility agreement entered into with a bank on August 7, 2023. The agreement, which had reached its maturity date, was extended for an additional year on the same terms, with a fixed interest rate of 1.475% and a new maturity date of May 30, 2025.

Stock Option Exercise

On March 31, 2024, employees of the Company exercised the Fifth and Ninth series of stock options with an exercise price of ¥400 and ¥128 per share, respectively, resulting in the Company issuing 55,850 shares to the employees and receiving JPY8,101 thousand.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Description
1.1	Articles of Incorporation of the Registrant (English translation), filed as Exhibit 3.1 to Form F-1 (File No. 333-250762) filed on November 20, 2020 and incorporated herein by reference.

2.1

Form of Deposit Agreement among the Registrant, the depositary, and holders of the American Depositary Receipts, filed as Exhibit 4.1 to Form F-1 (File No. 333-250762) filed on November 20, 2020 and incorporated herein by reference.

2.2	Specimen American Depositary Receipt of the Registrant, included as Exhibit A in Exhibit 4.1 to Form F-1 (File No. 333-250762), filed on November 20, 2020 and incorporated herein by reference.

2.3	Description of Securities, filed as Exhibit 2.3 to the Company’s Form 20-F filed on May 17, 2021 and incorporated herein by reference.

2.4

Purchase Agreement, dated December 9, 2022, by and between the Company and the Bond Holder Kufu Company Inc., filed as Exhibit 4.1 to the Registrant’s Form 6-K filed with the SEC on December 9, 2022 and incorporated herein by reference.

2.5	Indenture, dated December 9, 2022 Kufu Company Inc., filed as Exhibit 4.2 to the Registrant’s Form 6-K filed with the SEC on December 9, 2022 and incorporated herein by reference.

4.1*

Capital Alliance Agreement, dated December 9, 2022, by and between the Company and the Bond Holder Kufu Company Inc., filed as Exhibit 10.1 to the Registrant’s Form 6-K filed with the SEC on December 9, 2022 and incorporated herein by reference.

4.2*

Development and Production Agreement, dated as of August 4, 2020, by and between the Company, as Customer, and Matrix Industries, Inc., as Supplier, filed as Exhibit 10.4 to Form F-1 (File No. 333-250762) filed on November 20, 2020 and incorporated herein by reference.

4.3

Second Amendment to Development and Production Agreement, dated December 8, 2022, by and between Matrix Industries, Inc. and the Company, filed as Exhibit 10.2 to the Company’s Form 20-F filed on May 30, 2023 and incorporated herein by reference.

4.4	MEDIROM Healthcare Technologies Inc. 2024 Equity Incentive Compensation Plan, as approved by the shareholders of the Company on March 29, 2024, filed herewith.

8.1	List of Subsidiaries of the Registrant, filed herewith.

11.1	Code of Ethics and Business Conduct of the Registrant, filed as Exhibit 11.1 to the Company’s Form 20-F filed on May 17, 2021 and incorporated herein by reference.

11.2	Insider Trading Policies of the Registrant, filed as Exhibit 11.2 to the Company’s Form 20-F filed on May 30, 2023 and incorporated herein by reference..

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

Exhibit	Description
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.
97.1	Executive Officer Clawback Policy, as approved by the board of directors of the Company on November 28, 2023, filed herewith.
101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Certain confidential information contained in this exhibit, marked by brackets therein, has been omitted because it is both not material and is the type of information that the registrant treats as private or confidential.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MEDIROM Healthcare Technologies Inc.

June 18, 2024	By:	/s/ Fumitoshi Fujiwara
	Name:	Fumitoshi Fujiwara
	Title:	Chief Financial Officer and Director