Form 20-F
period 2024-12-31
Medirom Healthcare Technologies Inc.
filed 2025-04-29
CIK 1819704

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,901,950 Common Shares.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this annual report, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this annual report under the headings “Risk Factors”, “Operating and Financial Review and Prospects”, and “Business Overview” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this annual report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this annual report include:

●	our ability to achieve our development goals for our business and execute and evolve our growth strategies, priorities and initiatives;
●	our ability to sell certain of our owned salons to investors, and receive management fees from such sold salons, on acceptable terms;
●	changes in Japanese and global economic conditions and financial markets, including their effects on our expansion in Japan and certain overseas markets;
●	our ability to continue to grow our Digital Preventative Healthcare Segment and achieve and sustain its profitability;
●	the fluctuation of foreign exchange rates, which affects our expenses and liabilities payable in foreign currencies;
●	our ability to hire and train a sufficient number of therapists and place them at salons in need of additional staffing;
●	changes in demographic, unemployment, economic, regulatory or weather conditions affecting the Tokyo region of Japan, where our relaxation salon base is geographically concentrated;
●	any of our past and future acquisitions, minority investments, venture financings, joint ventures and strategic alliances failing to deliver the anticipated benefits or otherwise having an adverse effect on our businesses and results of operations;
●	any failure of our planned acquisition of Japan Gene Medicine Corporation to be completed on a timely basis, on our anticipated terms, or at all, and any uncertainties or risks to consummating the acquisition and integrating the acquired business;
●	our ability to maintain and enhance the value of our brands and to enforce and maintain our trademarks and protect our other intellectual property;
●	the financial performance of our franchisees and our limited control with respect to their operations;
●	our ability to raise additional capital on acceptable terms or at all;

●	our level of indebtedness and potential restrictions on us under our debt instruments;
●	changes in consumer preferences and our competitive environment;
●	our ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
●	the regulatory environment in which we operate.

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

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

RISK FACTORS

We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should carefully consider the factors described below, together with all of the other information contained in this annual report, including the audited financial statements and the related notes included in this annual report. These risk factors are not presented in the order of importance or probability of occurrence. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. Some statements in this annual report, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

As used this annual report, the terms “the Company”, “Medirom”, “we”, “our” or “us” may, depending upon the context, refer solely to the Company, to one or more of the Company’s consolidated subsidiaries or to all of them taken as a whole.

Our functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or “¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this annual report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥ 157.37 = US$1.00, which was the foreign exchange rate on December 31, 2024 as reported by the Board of Governors of the Federal Reserve System (which we refer to as the “U.S. Federal Reserve”) in weekly release on January 6, 2025. Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

Summary Risk Factors

Investing in our company involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our company. These risks include the following:

Risks Related to Our Company and Our Business

Risks and uncertainties related to our Company and our business include, but are not limited to, the following:

●	We may not achieve our development goals, which could adversely affect our operations and financial results;
●	We are implementing new growth strategies, priorities and initiatives and any inability to execute and evolve our strategy over time could adversely impact our financial condition and results of operations;
●	Sales of our salons to investors could depend heavily on a number of factors, and as a result, our annual revenue from salon sales may vary from year to year;
●	We are actively expanding mainly in Japan and plan to increase our presence in overseas markets, and we may be adversely affected if Japanese and global economic conditions and financial markets deteriorate;
●	Our Digital Preventative Healthcare Segment may not continue to grow as we intend or achieve or sustain profitability;
●	Our MOTHER Bracelet® and Gateway incorporate various components, and component inflation may increase our cost of producing these products;
●	Our system-wide relaxation salon base is geographically concentrated in the Tokyo metropolitan area of Japan, and we could be negatively affected by conditions specific to that region;
●	Our past and future acquisitions, minority investments, venture financings, joint ventures and strategic alliances could fail to deliver the anticipated benefits or otherwise have an adverse effect on our businesses and results of operations; and
●	Our planned acquisition of Japan Gene Medicine Corporation may not be completed on a timely basis, on our anticipated terms, or at all, and there are uncertainties and risks to consummating the acquisition and integrating the acquired business.

Risks Related to Our Relationships with Franchisees

Risks and uncertainties related to our relationships with franchisees include, but are not limited to, the following:

●	The financial performance of our franchisees can negatively impact our business; and
●	We have limited control with respect to the operations of our franchisees, which could have a negative impact on our business.

Risks Related to Our Industry

Risks and uncertainties related to our industry include, but are not limited to, the following:

●	We are vulnerable to changes in consumer preferences and economic conditions that could harm our business, financial condition, results of operations and cash flow;
●	We may not be able to compete successfully with other relaxation salon businesses, which could materially and adversely affect our results of operations;
●	We face significant competition and continuous technological change; and
●	Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

Risks Related to Ownership of the ADSs

Risks and uncertainties related to our ownership of the American Depositary Shares (the “ADSs”) include, but are not limited to, the following:

●	We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common shares and ADSs may be less attractive to investors;
●	As a “foreign private issuer” we are permitted, and intend to continue, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers;
●	ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we must meet the Nasdaq Capital Market’s continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of the ADSs, which could make it more difficult for us to sell securities in a financing and for you to sell your ADSs;
●	We may be, and have in the past been, delayed in complying with our periodic reporting obligation under the Exchange Act;
●	Our Chief Executive Officer owns a “golden share” with key veto rights, thereby limiting a shareholder’s ability to influence our business and affairs; and
●	The requirements of being a U.S. public company may strain our resources and divert management’s attention.

Risks Related to Japan

Risks and uncertainties related to Japan include, but are not limited to, the following:

●	We are incorporated in Japan, and it may be more difficult to enforce judgments against us that are obtained in courts outside of Japan; and
●	Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.

General Risk Factors

Other general risk factors include, but are not limited to, the following:

●	Third party claims with respect to intellectual property assets, if decided against us, may result in competing uses or require adoption of new, non-infringing intellectual property, which may in turn adversely affect sales and revenues.

Risks Related to Our Company and Our Business

We may not achieve our development goals, which could adversely affect our operations and financial results.

Our number of relaxation salons was 308 as of December 31, 2024, which decreased from 314 as of December 31, 2023. Going forward, we intend to increase our number of salons either through developing additional directly-operated salons or through new salon development by acquisition, both in existing markets and in new markets, particularly in Japan. Such development involves substantial risks, including the risk of:

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

We seek to accelerate the growth of our acquisition model while at the same time improve the performance of directly-operated salons. Our success also depends, in part, on our ability to grow our franchise model, including attracting and retaining qualified franchisees. Our ability to open new relaxation salons is dependent upon a number of factors, many of which are beyond our control, including our and our franchisees’ ability to:

●	identify available and suitable relaxation salon sites;
●	successfully compete for relaxation salon sites;
●	reach acceptable agreements regarding the lease or purchase of locations;
●	obtain or have available the financing required to acquire and operate a relaxation salon, including construction and opening costs, which includes access to build-to-suit leases at favorable interest and capitalization rates;
●	respond to unforeseen engineering or environmental problems with leased premises;
●	avoid the impact of inclement weather, natural disasters and other calamities;
●	hire, train and retain the skilled management and other employees or contractors necessary to meet staffing needs;
●	obtain, in a timely manner and for an acceptable cost, required licenses, permits and regulatory approvals and respond effectively to any changes in law and regulations that adversely affect our and our franchisees’ costs or ability to open new relaxation salons; and
●	control construction cost increases for new relaxation salons.

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

As part of our longer-term growth strategy, we may enter new geographical markets, including the United States and Southeast Asia, where we have little or no prior operating or franchising experience. The challenges of entering new markets include: difficulties in hiring experienced personnel; unfamiliarity with local real estate markets and demographics; consumer unfamiliarity with our brand; and different competitive and economic conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than in our existing markets. Consumer recognition of our brand has been important in the success of both directly-operated and franchised relaxation salons in our existing markets. Relaxation salons that we open in new markets may take longer to reach expected sales and profit levels and may have higher construction, occupancy and operating costs than existing relaxation salons, thereby negatively affecting our operating results. Any failure on our part to recognize or respond to these challenges may adversely affect the success of any new relaxation salons. Expanding our franchise system could require the implementation, expense and management of enhanced business support systems, management information systems and financial controls as well as additional staffing, franchise support and capital expenditures and working capital.

Sales of our salons to investors could depend heavily on a number of factors, and as a result, our annual revenue from sale of salons may vary from year to year.

Since December 2021, we have implemented our strategy of selling certain of our owned salons to investors and charging management fees from such sold salons. For the year ended December 31, 2024, the total transaction amount from such salon sales was JPY2,564 million (US$16 million), compared to JPY1,711million (US$11 million) for the year ended December 31, 2023. Our salon sales activities will depend on a number of factors including the interest of potential investors, financial market conditions, available interest rates, and expected return of other comparable types of investments, none of which we will have control over. In addition, our management fees from the sold salons will depend on the actual contractual terms subject to our negotiation with potential investors in the future.

Furthermore, our ability to successfully implement this strategy will depend on our ability to maintain highly profitable salons, revitalize less profitable salons, and otherwise maintain an appropriate level of salon inventory. The failure to continue to implement this growth strategy will adversely affect our business, financial condition and results of operations.

We are working to actively expand in Japan and also plan to increase our presence in overseas markets, and we may be adversely affected if Japanese and global economic conditions and financial markets deteriorate.

While our operations outside of Japan are currently limited, we seek to proactively expand our business overseas in the future including into new regions for us, particularly the United States and Southeast Asia. We also intend to explore growth opportunities in other markets that we believe exhibit the following characteristics: low cost of entry, friendly franchising or partnership relationships and the existence of an economic staying power for our relaxation salon brand locally. We remain opportunistic on strategic mergers and acquisitions, joint ventures, and partnerships in these international markets. As a result, our financial condition and results of operations may be materially affected by general economic conditions and financial markets in Japan and foreign countries, which would be influenced by changes in various factors. These factors include fiscal and monetary policies, and laws, regulations and policies on financial markets. In the event of an economic downturn in Japan or the United States, consumer spending habits could be adversely affected, and we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability and cash flows. In addition, we could be impacted by labor shortages in Japan or other markets. Increasing economic inflation in Japan and overseas may also increase our labor costs and other operating expenses, and we may be unable to adequately reflect such cost increases in our prices to customers. The deterioration of Japanese and global economic conditions, or financial market turmoil, could result in a worsening of our liquidity and capital conditions, an increase in our credit costs, and, as a result, adversely affect our business, financial condition and results of operations.

Our Digital Preventative Healthcare Segment businesses may not continue to grow as we intend or achieve or sustain profitability.

For the fiscal year ended December 31, 2024, 1.9% of our revenue was derived from our Digital Preventative Healthcare Segment, which includes our Lav® application supporting the Specific Health Guidance Program and our MOTHER Bracelet®. By comparison, 89.7% of our revenue was derived from our Relaxation Salon Segment, and 8.3% from our Luxury Beauty Segment during the same period. Our Digital Preventative Healthcare Segment generated a total revenue of JPY153,633 thousand (US$976 thousand) for the fiscal year ended December 31, 2024, as compared to a total revenue of JPY200,397 thousand (US$1,246 thousand) for the year ended December 31, 2023, a decrease that we believe was primarily due to temporary suspension of shipments of MOTHER Bracelet® and MOTHER Gateway devices caused by technological issues such as malfunctioning of MOTHER Bracelet® devices due to static electricity generated from friction with blankets in nursing homes in winter, and data connectivity issues between multiple MOTHER Bracelet® and multiple MOTHER Gateway devices. As of the date of this annual report, the data connectivity issue has been fully resolved. In addition, we have implemented a remedial measure for the static electricity issue that does not require changing the design architecture of the affected products, and we will prioritize marketing these products towards spa facilities and factories, where the static electricity issue does not arise until we fully resolve this issue in the next generation of the MOTHER Bracelet®, which is currently in development. From July 1, 2024 through December, 2024, we received purchase orders for an aggregate of over 25,000 MOTHER Bracelet® units from our business customers, 2,112 of which were shipped and generated revenue in 2024, while the remaining orders are expected to be fulfilled in 2025. Of these purchase orders, orders for 20,000 units were placed by NFES Technologies Inc. Accordingly, any disputes with NFES or delays in manufacturing or delivery of the units ordered by NFES, or NFES’s inability to sell the units as anticipated, could affect our ability to fulfill the orders in full and receive full payment from NFES. We expect that we will begin to deliver MOTHER Bracelet® units to NFES during the second calendar quarter of 2025. While we aim to continue to grow our Digital Preventative Healthcare Segment as a proportion of our overall business, we cannot guarantee that we will not experience such development delays or other setbacks in the future, or that our current businesses or any other businesses we develop or acquire in the segment will achieve or increase market acceptance. The degree of market acceptance of our businesses in this segment will depend on a number of factors, including the competitive landscape and the adequacy and success of distribution, sales and marketing efforts. Customers, third-party payors or advertisers in general may be unwilling to accept, utilize or recommend any of our businesses.

Furthermore, the manufacturing of our MOTHER Bracelet® involves a number of third parties and requires our use of a patent license, and we may be adversely affected by any deterioration of business relationships with such third parties or their financial soundness. In particular, the self-charging functionality of our MOTHER Bracelet® is derived from a core semiconductor provided by Matrix Industries, Inc. (“Matrix”), a startup based in California, United States. In addition, we currently rely on a third-party manufacturer in Japan to manufacture the MOTHER Bracelet®. If a natural disaster, a labor strike, or any other accident or incident were to occur at the manufacturer’s facilities or the manufacturer were to significantly increase the assembly price, our sales or profitability could be adversely affected. As a result, we are unable to predict the extent of future losses or the time required to achieve profitability in this business unit, if at all.

Our MOTHER Bracelet® and Gateway incorporate various components, and component price inflation may increase our cost of producing these products.

Following the start of sales of our MOTHER Bracelet® in 2021, we released our “MOTHER Gateway” device in 2023 as well as our device-based monitoring system, “REMONY®”. These electronic devices utilize an array of components, a few of which we directly obtain from suppliers, while the others are indirectly purchased by our contracted assembly factory and shipped to our warehouse in the form of finished goods. Although most of the components other than the core semiconductor provided by Matrix are commodities, there exists the potential for the prices of these components to significantly increase in the future, influenced by foreign currency exchange rates, potential macroeconomic shifts, prospective supply chain disruptions, embargoes or any other trade restrictions resulting from geopolitical issues, tariffs, and potential spikes in global demand. If such an upward trend in the cost of these crucial components were to materialize, it could place upward pressure on our production expenditures. This, in turn, may adversely affect our profit margins, especially if we are unable to pass on any such increased costs to our customers.

Our system-wide relaxation salon base is geographically concentrated in the Tokyo metropolitan area of Japan, and we could be negatively affected by conditions specific to that region.

Approximately 64.6% of our relaxation salons, including our directly-owned, franchised, and investor- owned salons, are located in the Tokyo metropolitan area of Japan as of December 31, 2024. Adverse changes in demographic, unemployment, economic, regulatory or weather conditions or natural disasters affecting the Kanto region of Japan have had, and may continue to have, material adverse effects on our business. As a result of our concentration in this market, we have been, and in the future may be, disproportionately affected by these adverse conditions compared to other chain relaxation salons with a greater national footprint.

In addition, our competitors could open additional relaxation salons in the Kanto region of Japan, which could result in reduced market share for us and may adversely impact our profitability.

We are also implementing a strategy of expanding our relaxation salons business in the Kansai region in western Japan. We opened no new salons in the Kansai region during fiscal year 2024, since we prioritized improving the profitability of existing salons over long-term expansion in the region. As a result, the total number of our salons in the Kansai region continued to be 15 as of December 31, 2024. We will continue to balance achieving long-term growth targets and improving profitability. However, there can be no assurance that our growth strategy to geographically expand the business will be successful.

Our past and future acquisitions, minority investments, venture financings, joint ventures and strategic alliances could fail to deliver the anticipated benefits or otherwise have an adverse effect on our businesses and results of operations.

As part of our business strategy, we actively engage in acquisitions, minority investments, joint ventures and other strategic alliances with third parties to expand our product and service offerings, enter into new business areas and geographies and acquire related technologies, with a primary focus on businesses operating in Japan. For example, on October 1, 2021, we acquired a 60% ownership interest in ZACC, a high-end hair salon company operating in Japan, and we acquired the remaining 40% interest in January 2022. In 2021, we also acquired a 100% ownership interest in SAWAN CO. LTD., which owns the “Ruam Ruam” brand luxury relaxation salons and also operates in Japan. In 2019 we acquired a minority interest in Matrix Industries, Inc., which is based in the United States and develops a thermoelectric generator and boost converter, and we purchased a convertible note from Matrix in February 2021 which subsequently converted into series A preferred stock in April 2023. In addition, our subsidiary MML commenced a series A financing round in August 2024 and entered into capital and business alliances with two Japanese companies in connection with the financing round.

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

As part of our acquisition strategy, we have in the past acquired and may in the future acquire or invest in unprofitable companies or businesses, or may make minority investments in early stage or emerging companies that hold or are developing technologies, intellectual property or capabilities that we believe are important for our own business development. Such prior or future acquisitions or minority investments may adversely affect our consolidated results of operations. In addition, we may have difficulty accurately assessing the future viability and growth trajectory of the acquired businesses, especially if the synergies we expect to realize in connection with the acquisitions or minority investments do not materialize in the amounts we expect or at all, or if we are unable to manage the acquired businesses in an effective manner. We may also face uncertainties when we acquire or invest in companies with limited operating capabilities or a management system that requires improvement, which is often the case for small privately owned businesses, including potential compliance issues or liabilities that were not identified in due diligence, poor management by the former owners, or any continuing management personnel who may lose motivation to meet our financial targets after monetizing their own equity interests in the acquired business. When a subsidiary of ours accepts venture capital or other investment from a third-party investor, there is a risk of future disagreements with the investor relating to strategic focus, long-term vision, corporate governance, future financing expectations, exit opportunities, or other matters.

Acquisitions, strategic investments and alliances entail a number of risks, including, among others:

●	expenses incurred and difficulties in integrating or assimilating the operations, technology, personnel and culture of acquired businesses;
●	the inability to realize the synergy effects, such as technological development, expansion of user or customer base or cost reductions, that were anticipated in connection with the transaction;
●	the potential disruption of, and the distraction of management from, our regular business operations;
●	the potential disruption of the acquired business caused by the acquisition process or the requirements that become applicable to it as a result of having a publicly listed parent company;
●	difficulties and substantial costs in connection with retaining the customers, key management or employees of an acquired company;
●	the failure to ensure that the companies we acquire operate in accordance with our regulatory compliance standards;
●	the possibility of overestimating the value of an acquired company, underestimating its legal or contingent liabilities, receiving insufficient indemnification for potential liabilities or being unable to recover such indemnification from the seller;
●	recording significant goodwill and intangible assets that could be subject to future impairment; and
●	incurrence of additional debt in connection with financing acquisitions and investments.

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

Our planned acquisition of Japan Gene Medicine Corporation may not be completed on a timely basis, on our anticipated terms, or at all, and there are uncertainties and risks to consummating the acquisition and integrating the acquired business.

As part our acquisition strategy, on June 30, 2024, we entered into a share transfer agreement for the purpose of acquiring 70% of the issued and outstanding common shares of Japan Gene Medicine Corporation (“JGMC”) and making JGMC our subsidiary (the “Initial Acquisition”). The purchase price under the Initial Acquisition is ¥2,000,000 thousand and will be paid in cash. In addition, we entered into a binding Memorandum of Understanding (the “MOU” and together with the share transfer agreement, the “Acquisition Agreements”) under which we were granted an option to purchase the remaining 30% of the issued and outstanding shares of JGMC that we will not acquire as part of the Initial Acquisition (the “Remaining Shares”). Notice of our intention to exercise such option must be provided by June 30, 2027. If we exercise the purchase option, the purchase price for the Remaining Shares will be paid in cash and will be based on a multiple of JGMC’s operating results for the year ending December 31, 2026, as described in more detail in the MOU and under “Item 4. Information on the Company——Planned Acquisition of Japan Gene Medicine Corporation”.

Under the Acquisition Agreements, the consummation of the Initial Acquisition is conditioned on, among other factors, our obtaining a letter of commitment from a bank to provide us with financing in an amount exceeding 70% of the purchase price under the Initial Acquisition. As of the date of this annual report, we are still in negotiations with multiple banks and financial institutions for financing for a significant portion of the purchase price for the Initial Acquisition. However, we may be unable to consummate the planned Initial Acquisition, or the Initial Acquisition may be delayed further for a significant period of time, if any one of the conditions to consummation fails to be satisfied or waived, or for other reasons, including those beyond our control.

We face risks and uncertainties due to the planned Initial Acquisition, including:

●	failure to consummate the planned Initial Acquisition could result in negative reactions from the financial markets or in the investment community, including negative impacts on the market price of the ADSs;
●	we will remain liable for significant transaction costs, including legal, financial advisory, accounting and other costs relating to the planned Initial Acquisition even if it is not consummated; and
●	the planned Initial Acquisition could have an adverse impact on JGMC’s relationships with its employees, customers and suppliers, and prospective customers or other third parties may delay or decline entering into agreements with us as a result of the announcement of the planned Initial Acquisition.

Furthermore, even if the planned Initial Acquisition is consummated, the acquisition would remain subject to the risks described above in “—Our past and future acquisitions, minority investments, venture financings, joint ventures and strategic alliances could fail to deliver the anticipated benefits or otherwise have an adverse effect on our businesses and results of operations.” In particular, even if the planned Initial Acquisition is completed, our ability to realize the anticipated benefits of the acquisition will depend, to a large extent, on our ability to integrate JGMC into our business.

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

Additionally, we currently intend to fund a majority of the purchase price of the Initial Acquisition through bank loans and may issue a significant amount of equity or equity-linked securities in the future to repay a portion of such bank loans. A significant increase in our indebtedness could adversely affect our business, financial position and results of operations, and the issuance of additional equity or equity-linked securities may dilute our current shareholders’ ownership in us and could also result in a decrease in the market price of the ADSs. See “—Our level of indebtedness could materially and adversely affect our business, financial condition and results of operations.” and “—We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders’ ownership interests.”

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

We regard our trademarks, trade secrets, know-how, and similar intellectual property as critical to our success. As of December 31, 2024, we had registered 50 trademarks, including the names and logos used by our Company, of which 47 were registered with the Japan Patent Office, two of which are registered with the U.S. Patent and Trademark Office and one of which is registered with the China National Intellectual Property Administration. Our principal intellectual property rights include the trademark “Re.Ra.Ku®”, which is our core brand, and “MOTHER Bracelet®”, “Lav®”, and “REMONY®”, which are key brands in our Digital Preventative Healthcare Segment, copyrights in our website and software assets, rights to our domain names, https://medirom.co.jp, https://reraku.jp, and https://mother-bracelet.com, trade secrets and know-how with respect to our training, servicing, sales and marketing and other aspects of our business, and our digital innovations such as the MOTHER application, REMONY® software, Gateway device, and Lav® application. The success of our business strategy depends on our continued ability to use our existing intellectual property in order to increase brand awareness and develop our branded services. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded services to achieve and maintain market acceptance. There can be no assurance that the steps we have taken to protect our intellectual property in Japan or outside Japan in relevant foreign countries will be adequate. In addition, in light of our intention to expand internationally, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of Japan. If any of our trademarks, trade secrets or other intellectual property are infringed, our business, financial condition and results of operations could be materially adversely affected.

We may need to raise additional capital to meet our business requirements in the future, and such capital raising may be costly or difficult to obtain and could dilute current shareholders’ ownership interests.

We expect that our cash and cash equivalents as of December 31, 2024 of JPY329,399 thousand (US$2,093 thousand) will not be sufficient to fund our operating expenses, capital expenditure requirements, and debt service obligations for the 12 months following the issuance date of the audit opinion for the financial statements contained in this annual report and that we will require additional capital. These conditions, among others, raise substantial doubt about our ability to continue as a going concern. In the short term, we intend to address this in part by generating cash through the sales of certain of our owned salons. However, such sales may not successfully raise sufficient capital, and are subject to other risks as described in “—Sales of our salons to investors could depend heavily on a number of factors, and as a result, our annual revenue from sale of salons may vary from year to year” for risks related to sale of our owned salons. See Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Going Concern.” Accordingly, we may need to raise additional capital to meet our business requirements.

Our future capital requirements will depend on many factors, including the speed and geographic area of relaxation salon and other business growth, progress and results of our businesses, the number and development requirements of other businesses that we pursue, including acquisition costs for our planned acquisition of 70% of JGMC and future costs to develop its business, and the costs of commercialization activities, including marketing and sales. Because of the numerous risks and uncertainties associated with the development and commercialization of our businesses, we are unable to reasonably estimate the amounts of increased capital outlays and operating expenditures that our business will require. It is likely that we will need to raise additional funds through public or private debt or equity financings to meet various objectives including, but not limited to:

●	pursuing growth opportunities;
●	acquiring complementary businesses;
●	making capital improvements to our infrastructure;
●	hiring qualified management and key employees;
●	responding to competitive pressures;

●	complying with regulatory requirements; and
●	maintaining compliance with applicable laws.

Any additional capital raised through the sale of equity or equity-linked securities may dilute our current shareholders’ ownership in us and could also result in a decrease in the market price of the ADSs. The terms of those securities issued by us in future capital transactions may be more favorable to new investors and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of the ADSs.

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

Our total indebtedness as of December 31, 2024 was JPY1,876,679 thousand (US$11,925 thousand) on a consolidated basis, including the corporate convertible bonds in the aggregate amount of JPY500,000 thousand (US$3,177 thousand) issued to Kufu Company Inc., a Japanese company, in December 2022, the terms of which we amended on November 1, 2024. In addition, we issued a convertible bond in October 2024 in the aggregate amount of JPY300,000 thousand (US$1,906 thousand) to Triple One Investment Partnership, a Japanese limited liability investment partnership. We may incur additional indebtedness to finance our planned acquisition of 70% of JGMC, although the amount and terms of such indebtedness are subject to negotiation as of the date of this annual report and may change. We may enter into additional financing arrangements, and may also take on additional indebtedness, in connection with the Initial Acquisition, our potential purchase of Remaining Shares of JGMC, and any other existing or future acquisitions or investment transactions, depending on the terms and conditions offered by financial institutions. Our indebtedness could have significant effects on our business, such as:

●	limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;
●	requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;
●	making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our ability to plan for and react to changing conditions;
●	diluting the economic and voting rights of our existing shareholders, or reducing the market price of the ADSs or both upon conversion of the convertible bonds; and
●	placing us at a competitive disadvantage compared with our competitors that have less debt.

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

Moreover, the Bank of Japan raised its overnight interest rate from -0.1% to 0-0.1% in March 2024, and further increased such rate to 0.25% in July 2024 and increased the rate again in January 2025 to 0.5%. Long-term interest rates in Japan have been steadily increasing in recent years in connection with the Bank of Japan scaling back and then, in March 2024, eliminating most of its measures to control long-term government bond yields. In July 2024, the Bank of Japan also decided to tighten monetary policy by gradually reducing its monthly purchases of Japanese government bonds. In January 2025, the Bank of Japan further increased its short-term interest rate to 0.5%, which may cause long-term interest rates to rise further. Interest rates in Japan could further increase in the future due to changes in the interest rate policy pursued by the Bank of Japan or otherwise. An increase in Japanese interest rates will increase the interest expense associated with our current floating rate debt obligations and any floating or fixed rate debt obligations that we may incur in the future, including debt that we incur to refinance our existing borrowings. A rapid and significant rise in Japanese interest rates may increase our borrowing costs and adversely affect our financial condition and results of operations. For information regarding our sensitivity to interest rates, see “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Interest Rate Risk.”

Furthermore, we issued corporate convertible bonds in the aggregate amount of JPY500,000 thousand (US$3,177 thousand) to Kufu Company Inc., a Japanese company, in December 2022, the terms of which we amended on November 1, 2024. The bonds are unsecured, accrue interest at a rate of 5.0% per annum, payable on June 30, 2023 and semi-annually thereafter, and will mature on December 31, 2025, unless earlier converted. At any time between the six-month anniversary date of December 28, 2022 and before the close of business on December 30, 2025, Kufu Company Inc., as the bond holder, may convert the bonds at its option, in whole or in part, into our common shares by exercising stock options that were issued to Kufu Company in connection with the bonds. The exercise price for the stock options is JPY755 (US$4.80) per common share. This price is subject to reasonable adjustment under certain circumstances, including the Company’s issuance of shares at a price lower than the exercise price, but Kufu Company has waived any right to an adjustment in connection with the Company’s capital-raising transactions occurring prior to the maturity date. A downward adjustment to the exercise price would result in more shares being issued to Kufu Company upon conversion of the convertible bonds. If Kufu Company Inc. elects to convert the bonds into our common shares, the price of the ADSs could be materially adversely affected. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Convertible Bonds” for additional information regarding the convertible bonds held by Kufu Company.

We issued corporate convertible bonds in the amount of JPY300,000 thousand (US$1,906 thousand) to Triple One Investment Limited Partnership, a Japanese limited liability investment partnership, in October 2024. The bonds are unsecured, accrue interest at a rate of 2.0% per annum, payable on June 30, 2025 and semi-annually thereafter, and will mature on October 29, 2027. At any time between October 25, 2024 and October 29, 2027, Triple One may exercise the stock acquisition right that is incorporated into each bond, which are issued in denominations of JPY100,000 thousand at an exercise price of JPY957 (US$6.08) per common share in which case the corresponding portion of the bonds will be deemed to have been acquired by the Company as a capital contribution and will be extinguished (effectively, a conversion of the bonds into shares at the JPY957 (US$6.08) per common share exercise price). Our obligations in respect of such bonds and their associated stock acquisition rights shall, in principle, be extinguished or cease to be exercisable simultaneously, and such bonds and their associated stock acquisition rights may not be transferred or dealt with separately from each other. In addition, there are certain conditions under the bond indenture, such as our failure to timely pay interest and remedy the nonpayment within a cure period, upon the occurrence of which Triple One is entitled to demand immediate repayment of the bonds. If Triple One elects to exercise the stock acquisition rights incorporated into the bonds or demand immediate repayment of the bond prior to the maturity date based on a default, our cash flows, financial condition, and the price of our common shares and ADSs could be materially adversely affected. For additional information regarding the Triple One convertible bonds, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Convertible Bonds.”

Our outstanding debt agreements may limit our flexibility in operating and expanding our business.

As of December 31, 2024, we had a total of 17 loans with seven Japanese financial institutions for an aggregate principal amount of JPY1,042,983 thousand (US$6,628 thousand) on a consolidated basis. None of the loan agreements contain any material financial covenants, although certain of the government-sponsored loans set a limit on the total loan amount we may borrow from other government-sponsored lenders. However, five of the loan agreements have our Chief Executive Officer as a personal guarantor of such debt obligations of our Company. In addition, Kazuyoshi Takahashi, the representative director of ZACC Kabushiki Kaisha (“ZACC”), is also a guarantor with respect to three out of five corporate loans of ZACC. If we release our Chief Executive Officer or Mr. Takahashi from such guarantor obligations, the relevant lenders may request that we provide them with alternative collateral and/or seek additional negative covenants under the existing loan agreements. This could limit our discretion to invest, utilize, and/or dispose of our assets.

As of the date of this annual report, we are in negotiations with multiple banks and financial institutions to finance our planned acquisition of 70% of the equity of JGMC. The amount and terms of this financing are subject to change, and we may seek additional acquisition financing arrangements going forward. Furthermore, we may take on additional indebtedness for the purchase of Remaining Shares of JGCM in the future, or to finance other transactions. The restrictive covenants contained in any future loan agreements may restrict our access to future debt financing, on which our business operations and expansion plans, in part, depend. If our revenues decrease materially or we experience a significant increase in our interest expenses, we may not have enough available cash or be able to raise additional funds on satisfactory terms, if at all, through equity or debt financings to make any required prepayment or repay such indebtedness at the time any such event of default occurs. In such an event, we may be required to delay, limit, reduce or terminate our business development or expansion efforts. Our business, financial condition and results of operations could be materially adversely affected as a result.

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

Furthermore, our ability to manage our salon expansion will require us to continue to train, motivate, and manage our associates. We will need to attract, motivate, and retain additional qualified executive, managerial, and merchandising personnel and salon associates. Competition for this type of personnel is intense, and we may not be successful in attracting, assimilating, and retaining the personnel required to grow and operate our business profitably. We presently maintain a “key person” life insurance policy only for our Chief Executive Officer. There can be no assurance that we will be able to retain our existing personnel, including our Chief Executive Officer, Chief Financial Officer and other key management personnel, or attract additional qualified employees. The loss of key personnel or the inability to hire and retain additional qualified personnel in the future could have a material adverse effect on our business, financial condition and results of operation.

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

We began issuing prepaid cards called “Re.Ra.Ku® Cards” to relaxation salon customers on December 1, 2008. Re.Ra.Ku® Card users can continuously use and also replenish their cards at most of our Company’s relaxation salons. Prepaid cards are generally considered “prepaid payment methods” (which we refer to as “PPMs”) under the Act on Settlement of Funds (Act No. 59 of 2009) (which we refer to as the “Settlement Act”). PPMs are regulated under the Settlement Act so long as there is a possibility that the cards could be valid for a period of more than six months. The Re.Ra.Ku® Cards do not have expiration dates and therefore are regulated under the Settlement Act. Moreover, the Re.Ra.Ku® Cards can be used at salons operated by franchisees, and because the franchisees are considered third parties for the purposes of the Settlement Act, we fall under the category of a Public Use PPM Provider.

A Public Use PPM Provider must be registered with the relevant Local Financial Bureau and follow detailed deposit procedures to assure that there are adequate funds for the individuals who are effectively loaning their money to the Public Use PPM Provider, including an obligation to deposit half of the prepaid balance to the Legal Affairs Bureau. As of December 31, 2024, the total amount we had deposited with the Legal Affairs Bureau in connection with Re.Ra.Ku Card balances was JPY127,006 thousand (US$807 thousand). If we fail to comply with these procedures, we may be assessed a monetary fine, and in certain circumstances, a member of our Company could face a criminal penalty of imprisonment, which could adversely impact our financial results as well as our brand image.

Furthermore, one of the requirements for issuers of prepaid cards under the Settlement Act is to maintain net assets of not less than JPY100 million based on Japanese GAAP. We were in compliance with the net assets requirement as of December 31, 2024. However, there is no assurance that we can continue to be compliant with it in the future.

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

Moreover, in October 2024, we introduced several kinds of prepayment tickets, all of which expire within 180 days, for customers who prefer paying with paper-based prepaid tickets over the Re.Ra.Ku PAY application.

However, even after introducing Re.Ra.Ku PAY and the prepaid tickets, we continue to be regulated as a Public Use PPM Provider in connection with Re.Ra.Ku Cards, and there is no assurance that we will be able to continue satisfying the minimum net asset requirement. If we fail to meet this requirement, there is a risk that our registration as an issuer of the prepaid cards (that is, Re.Ra.Ku Cards) may be revoked. While we believe such a revocation would not affect our ability to offer Re.Ra.Ku PAY, we would be required to immediately repay the remaining balances of Re.Ra.Ku Cards. As of December 31, 2024, the total amount of remaining Re.Ra.Ku Card balances and the prepaid tickets were JPY247,323 thousand (US$1,572 thousand) and JPY143,218 thousand (US$910 thousand), respectively.

If we or our franchisees face labor shortages or increased labor costs, our results of operations and our growth could be adversely affected.

Labor is a primary component in the cost of operating our directly-operated and franchised relaxation salons. As of December 31, 2024, we had 334 employees on a full-time basis, 621 employees on a part-time basis, and 96 employees on a fixed-term basis. Most of our employees are therapists who provide services at our directly-operated salons and franchised salons. If we or our franchisees face labor shortages or increased labor costs because of increased competition for employees, higher employee-turnover rates, or increases in the relevant minimum wage, change in employment status standards, or other employee benefits costs (including costs associated with health insurance coverage or workers’ compensation insurance), our and our franchisees’ operating expenses could increase, and our growth could be adversely affected.

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

In addition, our success depends in part upon our and our franchisees’ ability to attract, motivate and retain a sufficient number of well-qualified relaxation salon operators, management personnel and other employees, including relaxation therapists. Qualified individuals needed to fill these positions can be in short supply in some geographic areas. In addition, relaxation salons have traditionally experienced relatively high employee turnover rates. Our and our franchisees’ ability to recruit and retain such individuals may delay the planned openings of new relaxation salons or result in higher employee turnover in existing relaxation salons, which could increase our and our franchisees’ labor costs and have a material adverse effect on our business, financial condition, results of operations or cash flows. If we or our franchisees are unable to recruit and retain sufficiently qualified individuals, our business and our growth could be adversely affected.

Competition for these employees could require us or our franchisees to pay higher wages, which would also result in higher labor costs and adversely affect our results of operation.

We are subject to the risks associated with leasing space subject to long-term non-cancelable leases.

We generally lease the spaces in which our and our franchisees’ relaxation salons operate, and in the case of our franchisees’ salons, we sublease the space to our franchisees. Payments under leases account for a significant portion of our operating expenses and we expect the new salons we operate or franchise in the future will similarly be leased. Our leases generally have terms of three or five years. We enter into one of two types of lease agreements depending on the lessor: regular lease agreements or term lease agreements, both of which are common in Japan. Regular leases can be cancelled by the lessee subject to notice periods defined in the lease agreement. However, in principle, term leases cannot be cancelled by the lessee. If we or a franchisee decide to close a relaxation salon subject to a term lease, including due to a lack of profitability, we may nonetheless be committed to perform our payment obligations under the applicable term lease.

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

Our headquarters, directly-operated and franchised relaxation salon locations and other businesses, as well as certain of our vendors and customers, are located in areas which have been and could be subject to natural disasters such as floods, typhoons, tsunamis, tornadoes, fires or earthquakes, as well as global pandemics such as COVID-19. Adverse weather conditions or other extreme changes in weather, including resulting electrical and technological failures and even nuclear leaks, in areas where our relaxation salons are concentrated, may disrupt our and our franchisees’ businesses and may adversely affect our and our franchisees’ ability to offer services. Such disruptions could influence customer trends and purchases and negatively impact our and our franchisees’ revenues, properties or operations.

In addition, if we experience the effects of other events, such as natural or other disasters, we could suffer physical damage to one or more of our or our franchisees’ properties, the temporary closure of some or all of our directly-operated relaxation salons and franchised relaxation salons, the temporary lack of an adequate work force in a market, temporary or long-term disruption in the transport of goods, delay in the delivery of goods and supplies to our directly-operated and franchised relaxation salons, disruption of our technology support or information systems, or fuel or electricity shortages or dramatic increases in fuel or electricity prices, all of which would increase the cost of doing business. These events also could have indirect consequences such as increases in the costs of insurance or taxes if they result in significant loss of property or other insurable damage. Any of these factors, or any combination thereof, could adversely affect our operations and our financial results.

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

There is a risk that we will be a passive foreign investment company (which we refer to as “PFIC”) for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder.

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

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Furthermore, because we may value our goodwill based on the market price of the ADSs, a decrease in the market price of the ADSs may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, we do not believe that we were a PFIC for the taxable year ended December 31, 2023. However, as of the date of this annual report, in light of recent declines in the market price of the ADSs, our risk of becoming a PFIC has increased. The market price of the ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for the current or any future taxable year.

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

Approximately 28.6% of our relaxation salons were franchised locations as of December 31, 2024. We derive revenues associated with our franchised locations from royalty fees and other fees to franchised locations.

Our financial results are therefore dependent in part upon the operational and financial success of our franchisees. We have established operational standards and guidelines for our franchisees; however, we have limited control over how our franchisees’ businesses are run. While we are responsible for ensuring the success of our entire system of relaxation salons and for taking a longer-term view with respect to system improvements, our franchisees have individual business strategies and objectives, which might conflict with our interests. Our franchisees may not be able to secure adequate financing to continue operating their relaxation salons. If they incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, our franchisees could experience financial distress or even bankruptcy. If a significant number of franchisees become financially distressed, it could harm our operating results through reduced royalty revenues, and the impact on our profitability could be greater than the percentage decrease in the royalty revenues. Closure of franchised relaxation salons would reduce our royalty revenues and could negatively impact margins, because we may not be able to reduce fixed costs which we continue to incur.

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

Although we believe that we take reasonable steps to protect the quality of services provided at our franchised locations, including the use of franchise agreements with detailed and rigorous obligations on the part of franchisees, the agreements can be difficult and costly to enforce. Although we seek to require strict adherence to properly structured franchise agreements, disputes may arise related to revenue, financing, or intellectual property rights associated with our franchise. If a dispute arises, a court may determine that a third party’s rights were infringed. In addition, enforcement of our rights can be costly and unpredictable. We also rely on trade secrets and proprietary know-how that we seek to protect in part by confidentiality agreements with our franchisees, employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risks that:

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

The Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947, as amended) (which we refer to as the “Antimonopoly Act”) prohibits any activities that inappropriately induce or mislead customers to enter into a business relationship by demonstrating seemingly preferable trade terms and conditions that could create a false impression over other competitor franchisors. The Japan Fair Trade Commission (which we refer to as the “JFTC”), which enforces the Antimonopoly Act and other Japanese antitrust laws, set forth “Guidelines Concerning the Franchise System Under the Antimonopoly Act” which suggest that a franchisor adequately disclose and explain material trade terms to a potential franchisee (willing to join the franchise relationship) to prevent any material terms and conditions inappropriately inducing or misleading such potential franchisee. In addition, when a franchisor markets its franchise, in the event a franchisor provides a prospective franchisee with an estimate of the revenue or profit that might possibly be earned upon becoming a franchisee, such estimated revenue or profit must be based on a reasonable method of calculation and established facts, such as the results of an existing franchise operating in a similar environment. The franchisor is required to present to the prospective franchisee such methods and facts. The guidelines also suggest that, in explaining business hours and temporary closures, a franchisor should provide to a prospective franchisee then-known information that may adversely impact management of the franchise, such as the occurrence of a shortage of human resources during specified business hours or a rapid increase in personnel costs. If the JFTC finds that any of our activities violate the Antimonopoly Act, including any “deceptive customer inducement” and “abuse of superior bargaining positions”, then the JFTC may order us to cease and desist from engaging in such unlawful activities, delete any relevant unlawful clauses from the franchise contract, or carry out any other measures necessary to eliminate such unlawful activities.

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

The relaxation industry, particularly in Japan, is intensely competitive. In addition, the Tokyo metropolitan area (consisting of Tokyo, Kanagawa, Saitama, and Chiba) of Japan, the primary market in which we compete, contains what we believe to be the most competitive relaxation services market in Japan. We expect competition in this market to continue to be intense because relaxation salons are comparatively inexpensive to start and operate, and new competitors are regularly entering the market due to the low barrier to entry. Competition in our industry is primarily based on price, convenience, quality of service, brand recognition, and location of the relaxation salons. If our directly-operated and franchised relaxation salons cannot compete successfully with other relaxation salon companies in new and existing markets, we could lose customers and our revenues could decline. Our directly-operated and franchised relaxation salons compete with national and regional relaxation salon chains for customers, relaxation salon locations and qualified management and other staff, including licensed relaxation therapists. Some of our competitors may have substantially greater financial and other resources, may have been in business longer, may have greater brand recognition, or may be better established in the markets where our relaxation salons are located or are planned to be located. Any of these competitive factors may materially adversely affect our business, financial condition or results of operations.

We face significant competition and continuous technological change.

In our Digital Preventative Healthcare Segment, if our competitors develop and commercialize services faster than we do or develop and commercialize services that are superior to ours, our commercial opportunities will be reduced or eliminated. The extent to which any of our services achieve market acceptance will depend on competitive factors, many of which are beyond our control. Competition in the relaxation and health technology industries is intense. Our main competitors in the Specific Health Guidance Program, promoted by the Ministry of Health, Labor and Welfare of Japan, include SOMPO Health Support Inc., Benefit One Inc., and FitsPlus Inc.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We and our franchisees rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our relaxation salons. In addition, our Lav® application and the platform under which we collect data from our MOTHER Bracelets® are heavily dependent on information technology systems. We also use Amazon Web Services, Microsoft Azure and Google Cloud Platform as our cloud service providers. Our and our franchisees’ operations depend upon our and our franchisees’ ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems, network infrastructure, or cloud servers that cause an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, or a material network breach in security of these systems as a result of cyber-attack or any other failure to maintain a continuous and secure cyber network could further result in substantial harm, or in delays in customer service and reduce efficiency in our and our franchisees’ operations. This could include the theft of our intellectual property or trade secrets, or the improper use of personal information or other “identity theft.” While we utilize our personnel, as well as a variety of hardware and software, to monitor our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful. Any such claim, proceeding or action by a regulatory authority, or any adverse publicity resulting from these allegations, could adversely affect our business and results of operations.

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

We are an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012 (which we refer to as the “JOBS Act “), and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act of 2002 (which we refer to as the “Sarbanes-Oxley Act”), reduced disclosure about executive compensation arrangements, no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements, and not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements. We have elected to adopt these reduced disclosure requirements.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised financial accounting standards. An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We would cease to be an “emerging growth company” upon the earliest of (i) December 31, 2025, (ii) the last day of the fiscal year during which our annual gross revenues are US$1.235 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities, and (iv) as of the end of any fiscal year in which the market value of our common shares held by non-affiliates exceeded US$700 million as of the end of the second quarter of that fiscal year (and we have been a public company for at least 12 months and have filed at least one annual report on Form 20-F).

We cannot predict if investors will find the ADSs less attractive as a result of our taking advantage of these exemptions. If some investors find the ADSs less attractive as a result of our choices, there may be a less active trading market for the ADSs and our stock price may be more volatile.

As a “foreign private issuer” we are permitted, and intend to continue, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of The Nasdaq Capital Market (which we refer to as “NASDAQ”), including certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. Further, consistent with corporate governance practices in Japan, we do not have a standalone compensation committee or nomination and corporate governance committee under our board. In addition, we are not required under the Exchange Act to file current reports and financial statements with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and we are generally exempt from filing quarterly reports with the SEC. Also, we are not required to provide the same executive compensation disclosures regarding the annual compensation of our five most highly compensated senior executives on an individual basis as are required of U.S. domestic issuers. As a foreign private issuer, we are permitted to disclose executive compensation on an aggregate basis and need not supply a Compensation Discussion & Analysis, as is required for domestic companies. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and accommodations will reduce the frequency and scope of information and protections to which you are entitled as an investor.

ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we must meet the Nasdaq Capital Market’s continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of the ADSs, which could make it more difficult for us to sell securities in a financing and for you to sell your ADSs.

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

As previously disclosed in reports on Form 6-K filed with the SEC and in our report on Form 20-F filed on May 30, 2023, we were not in compliance with the $35 million market value of listed securities requirement set forth in Nasdaq Listing Rule 5550(b)(2) as of December 27, 2022. After the hearing before a Nasdaq Hearings Panel (the “Panel”) for continued listing on Nasdaq, we regained compliance on June 1, 2023 based on the net income standard set forth in Nasdaq Listing Rule 5550(b)(3), which requires a minimum net income from continuing operations of $500,000 in the most recently completed fiscal year or two of the last three most recently completed fiscal years. As of the date of this annual report, the total market value of our listed securities is significantly below the $35 million requirement, and as a result, we continue to rely on the net income standard under Nasdaq Listing Rule 5550(b)(3) to maintain the listing of the ADSs on the NASDAQ Capital Market. On December 9, 2024, we closed our second public equity financing to raise $5,005 thousand before deducting underwriting discounts and other expenses, which enabled us to reach the minimum stockholders’ equity level of $2,500,000 required to satisfy the continued listing standard set forth in Nasdaq Listing Rule 5550(b)(1), making it unnecessary for us to satisfy the market value standard or net income standard to maintain the listing of our common shares on the Nasdaq Capital Market, provided that we are able to maintain the minimum required stockholders’ equity. However, there is no assurance that we will remain in compliance with the minimum stockholders’ equity standard or the minimum net income standard in the future. In particular, our ability to generate the minimum net income required under Nasdaq Listing Rule 5550(b)(3) on which we are currently relying is subject to the risk factors described in this annual report, many of which are beyond our control, including the risk that our net income may be negatively impacted by interest accruing on borrowings we expect to incur to finance our proposed acquisition of JGMC. We cannot guarantee that any actions we take to prevent future non-compliance or to regain compliance with Nasdaq’s listing requirements in the future will be successful.

In addition, on February 27, 2025, we received a written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq

Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s American Depositary Shares representing common shares of the Company for the 31 consecutive business days from January 13, 2025 to February 26, 2025, the Company failed to meet the minimum bid price requirement and has not regained compliance with such requirement as of the date of this annual report.

The Notification Letter does not impact the Company’s listing on The Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until August 26, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s American Depositary Shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by August 26, 2025, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company aims to enhance its business performance and intends to monitor the bid price of its American Depositary Shares and may, if appropriate, consider implementing available measures to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. The Company’s business operations are not affected by the receipt of the Notification Letter. However, we cannot assure that we can regain compliance with the minimum bid price requirement.

If we do not meet these continued listing requirements, the ADSs could be delisted. Delisting of the ADSs from the Nasdaq Capital Market would cause us to pursue eligibility for trading on other markets or exchanges, including over-the-counter (“OTC”) markets. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, the ADSs would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. There can be no assurance that the ADSs, if delisted from the Nasdaq Capital Market in the future, would be listed on a national securities exchange, a national quotation service or the OTC markets. Delisting from the Nasdaq Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our common shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. Additionally, the threat of delisting or a delisting of the ADSs from the Nasdaq Capital Market could reduce the number of investors willing to hold or acquire our common shares, thereby further restricting our ability to obtain equity financing, and it could reduce our ability to retain, attract and motivate our directors, officers and employees. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, the ADSs.

We may be, and have in the past been, delayed in complying with our periodic reporting obligations under the Exchange Act.

We are subject to the periodic reporting obligations under the Exchange Act. In particular, as our fiscal year ends December 31 of each year, the prescribed due date for us to file our annual report on Form 20-F is, in principle, April 30 of each year. However, we did not file our annual report for the fiscal year ended December 31, 2023 until June 18, 2024 due to delays in completing the audit of our consolidated financial statements for the year ended December 31, 2023. In addition, for the fiscal year ended December 31, 2022, we did not file our annual report until May 30, 2023, and we experienced delays with respect to prior fiscal years as well. While we believe we have made certain improvements to our internal controls over financial reporting, material weaknesses in such internal controls remain, and we may be delayed in complying with our periodic reporting obligations in the future. See “—We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Further, any failure by us to comply with our SEC reporting obligations in the future may materially and adversely affect investors’ investment in the ADSs. For instance, in the event that we fail to timely file any periodic reports or current reports, investors in the ADSs may not receive up-to-date disclosure of matters affecting their investment decisions, and the ADSs may be considered riskier than those of other issuers as a result. Additionally, under Nasdaq Listing Rule 5250(c)(1), a foreign private issuer listed on Nasdaq is required to timely file all required periodic financial reports with the SEC, and noncompliance creates a risk that the ADSs could be delisted. In the event that the ADSs are delisted from Nasdaq, the value and liquidity of investors’ investment in the ADSs would be materially and adversely affected. See also “—ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we must meet the Nasdaq Capital Market’s continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of the ADSs, which could make it more difficult for us to sell securities in a financing and for you to sell your ADSs.”

Our Chief Executive Officer owns a “golden share” with key veto rights, thereby limiting a shareholder’s ability to influence our business and affairs.

Kouji Eguchi, our Chief Executive Officer and director, is the sole holder of our Class A common share, which we refer to as a “golden share,” entitling him to certain veto rights on key matters presented to our shareholders. Consequently, Mr. Eguchi is able to control key corporate decisions, thus limiting the ability of the holders of the ADSs to influence matters affecting our Company. As a shareholder, Mr. Eguchi may be able to influence the outcome of matters submitted to shareholders for approval, including amendments of our organizational documents, issuance of additional common shares, approval of any merger, sale of assets, or other major corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our common shares or ADSs that you may feel are in your best interest as one of our shareholders. Circumstances may occur in which the interests of our Chief Executive Officer could be in conflict with your interests or the interests of other shareholders. Accordingly, a shareholder’s ability to fully influence our business and affairs through voting its common shares may be limited.

The requirements of being a U.S. public company may strain our resources and divert management’s attention.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, once we are no longer an emerging growth company, we may be required to furnish an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of complying with Section 404 of the Sarbanes-Oxley Act will significantly increase, and management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations. We may need to hire more employees in the future or engage outside consultants to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, which will further increase our cost and expense. In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time-consuming.

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition is more visible as compared to a private company, which may increase the risk to us of threatened or actual litigation, including by competitors, shareholders or third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

In connection with the preparation of our financial statements for the fiscal year ended December 31, 2023, we identified several material weaknesses and other control deficiencies including significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the preparation of our financial statements as of and for the fiscal year ended December 31, 2024, we have identified material weaknesses in our financial reporting related to the following:

●	Insufficiency of effective processes to ensure that all journal entries were properly reviewed and approved prior to posting to the general ledger;
●	Insufficient management review controls over key financial information including lack of evidence of review and approval of financial information;
●	The Company’s user access controls, including provisioning, de-provisioning, and periodic reviews, were not operating effectively, resulting in insufficient segregation of duties and inappropriate access to financially relevant systems and data; and
●	Ineffective internal controls over complex or non-routine accounting transactions, due to reliance on limited personnel and insufficient technical expertise, resulted in a material weakness affecting the consistent and timely application of U.S. GAAP.

We have already taken some steps and have continued to implement measures to remediate the material weaknesses identified, including but not limited to, (i) utilization of the systems, (ii) streamlining of business processes, (iii) improving the capacity of the financial closing team through internal personnel assignments and support from external professionals, and (iv) performing user access controls, including provisioning, deprovisioning and periodic reviews.

Section 404 of the Sarbanes-Oxley Act (which we refer to as “Section 404”), requires that as a U.S. public company, we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. In addition, once we cease to be an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm may be required to attest to and report on the effectiveness of our internal control over financial reporting. In the event this becomes required, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Our ADSs representing our common shares are listed on The Nasdaq Capital Market; however, we cannot assure you that we will be able to maintain such listing. See “—ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we must meet the Nasdaq Capital Market’s continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of the ADSs, which could make it more difficult for us to sell securities in a financing and for you to sell your ADSs.” In addition, if we fail to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling ADSs representing our common shares, which may further affect the liquidity of the ADSs. This would also make it more difficult for us to raise additional capital or attract qualified employees or partners.

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

The stock market in general, and the price for the ADSs are subject to fluctuation, and changes in the price of our ADSs may be unrelated to our operating performance. Some factors that may cause the market price of the ADSs to fluctuate, in addition to the other risks mentioned in this section of the annual report, are:

●	any failure to meet or exceed revenue and financial projections we provide to the public;
●	actual or anticipated variations in our half-yearly financial condition and operating results or those of other companies in our industry;
●	our failure to meet or exceed the estimates and projections of the investment community;
●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;
●	additions or departures of our key management personnel;
●	issuances by us of debt or equity securities;
●	litigation involving our Company, including shareholder litigation; investigations or audits by regulators into the operations of our Company; or proceedings initiated by our competitors, franchisees, or customers;
●	changes in the market valuations of similar companies;
●	ADS price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs;
●	significant sales of the ADSs or common shares by our insiders or our shareholders in the future;
●	the trading volume of the ADSs in the United States; and
●	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for the ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the ADSs. Future market fluctuations may also materially adversely affect the market price of the ADSs.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. Any such class action suit or other securities litigation would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could materially adversely affect our business, financial condition, results of operations and prospects.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ADSs and trading volume could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If few or no securities or industry analysts cover us, the trading price for the ADSs would be negatively impacted. If one or more of the analysts who covers us downgrades the ADSs, publishes incorrect or unfavorable research about our business, ceases coverage of our Company, or fails to publish reports on us regularly, demand for the ADSs could decrease, which could cause the price of the ADSs or trading volume to decline.

We do not currently intend to pay dividends on our common shares for the foreseeable future.

We currently do not intend to pay any dividends to holders of our common shares for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Any determination to pay dividends in the future will be at the discretion of our board of directors and subject to limitations under applicable law. Therefore, you are not likely to receive any dividends on your ADSs for the foreseeable future, and the success of an investment in the ADSs will depend upon any future appreciation in its value. Moreover, any ability to pay may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Consequently, investors may need to sell all or part of their holdings of our common shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in valueor even maintain the price at which our shareholders have purchased the ADSs.

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

As of December 31, 2024, there were an aggregate of 436,000 of our common shares issuable upon exercise of outstanding stock options, at a weighted average exercise price of JPY1,193 (US$7.58) per share, assuming a foreign currency exchange rate of JPY157.37 = US1.00 for purposes of determining the Japanese yen exercise price of the Tenth Series of Stock Options, which has an exercise price of US$2.1875. If and when more options are exercised for our common shares, the number of common shares outstanding will increase. Such an increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for the ADSs, and the market price of the ADSs.

On March 8, 2024, our board of directors adopted the MEDIROM Healthcare Technologies Inc. 2024 Equity Incentive Compensation Plan (the “2024 Equity Incentive Plan”), which was approved at our annual meeting of the shareholders held on March 29, 2024. Under the 2024 Equity Incentive Plan, we may grant stock options, stock appreciation rights, restricted stock, restricted stock units and performance share awards to our Company’s directors, internal corporate auditors, officers, employees and consultants. A total of 497,500 shares of common stock are authorized for issuance under the 2024 Equity Incentive Plan. We currently plan to continue granting stock options and other incentives so that we can continue to secure talented personnel in the future. We may issue all of these common shares without any further action or approval by our shareholders, subject to certain exceptions. Any common shares, issued in connection with our stock option plan, the exercise of outstanding stock options, or otherwise, would dilute your ownership interest.

In addition, we have used in the past, and may in the future use, convertible bonds in our financing activities. For example, we issued corporate convertible bonds in the aggregate amount of JPY500,000 thousand (US$3,108 thousand) to Kufu Company Inc., a Japanese company, in December 2022, the terms of which we amended on November 1, 2024. The bonds are unsecured, accrue interest at a rate of 5.0% per annum, payable on June 30, 2023 and semi-annually thereafter, and will mature on December 31, 2025, unless earlier converted. At any time between the six-month anniversary date of December 28, 2022 and before the close of business on December 30, 2025, Kufu Company Inc., as the bond holder, may convert the bonds at its option, in whole or in part, into our common shares.

In addition, we issued corporate convertible bonds in the amount of JPY300,000 thousand (US$1,906 thousand) to Triple One Investment Limited Partnership, a Japanese limited liability investment partnership, in October 2024. The bonds are unsecured, accrue interest at a rate of 2.0% per annum, payable on June 30, 2025 and semi-annually thereafter, and will mature on October 29, 2027. At any time between October 25, 2024 and October 29, 2027, Triple One may exercise the stock acquisition right that is incorporated into each bond, in which case the corresponding portion of the bonds will be deemed to have been acquired by the Company as a capital contribution and will be extinguished (effectively, a conversion of the bonds into shares at the JPY957 (US$6.08) per common share exercise price).

We may also issue stock to provide consideration in connection with future acquisitions or other corporate transactions. The conversion of any convertible bonds into our capital stock, or the issuance of our capital stock in connection with corporate transactions, would dilute your ownership interest.

The right of holders of ADSs to participate in any future rights offerings may be limited, especially with respect to offerings other than distributions of cash, which may cause dilution to their holdings and holders of ADSs may not receive cash dividends if it is impractical to make them available to them.

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

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or cancelling the ADSs and withdrawing the underlying common shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

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

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action. Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs (including purchasers of the ADSs in the secondary market) or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

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

Our articles of incorporation and the Companies Act of Japan (which we refer to as the “Companies Act”) govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ fiduciary duties and obligations, and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

Holders of ADSs have fewer rights than shareholders under Japanese law, and their voting rights are limited by the terms of the deposit agreement.

The rights of shareholders under Japanese law to take actions, including with respect to voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of our common shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited common shares. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

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

Under the deposit agreement, if you do not vote, the depositary may give us a discretionary proxy to vote the common shares underlying the ADSs at shareholders’ meetings if we have timely provided the depositary with notice of the meeting and related voting materials and (i) we have instructed the depositary that we wish a discretionary proxy to be given, (ii) we have informed the depositary that there is no substantial opposition as to a matter to be voted on at the meeting, and (iii) a matter to be voted on at the meeting would not have a material adverse impact on shareholders. The effect of this discretionary proxy is that you cannot prevent the underlying common shares represented by the ADSs from being voted, except under the circumstances described above. This may make it more difficult for ADS holders to influence the management of the company. Holders of common shares are not subject to this discretionary proxy.

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

A prior filing requirement as set forth above is not triggered for acquiring or trading the ADSs because the depositary received clearance for the acquisition of our common shares underlying the ADS. Without such clearance, the Foreign Investor will not be permitted to acquire our common shares directly. As such, prior to accepting our common shares for deposit, the depositary obtained such pre-clearance from the applicable Japanese governmental authority. In addition, any Foreign Investor expecting to receive delivery of our common shares upon surrender of ADSs must also obtain pre-clearance from the applicable Japanese governmental authority prior to accepting delivery, which approval may take up to 30 days and could be subject to further extension. Although such prior filing requirement is not triggered for trading the ADSs once the depositary receives clearance for the deposit of the underlying common shares, we cannot assure you that there will not be delays for additional Foreign Investors who wish to acquire our common shares or for holders of the ADSs who are Foreign Investors and who wish to surrender their ADSs and acquire the underlying common shares. In addition, we cannot assure you that the applicable Japanese governmental authorities will grant such clearance in a timely manner or at all.

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

Our Company was originally incorporated in Japan on July 13, 2000 under the name “Kabushiki Kaisha Young Leaves.” In November 2001, we changed our name to “ReRaKu Inc.” and in January 2017, we changed our name to “MEDIROM Inc.” In March 2020, our Company’s English name was changed to “MEDIROM Healthcare Technologies Inc.” In December 2020, the Company listed its ADSs representing its common shares on The Nasdaq Capital Market. We are a joint-stock corporation incorporated in Japan under the Companies Act.

Our Company has developed our business both through organic development of our branded relaxation salons (primarily Re.Ra.Ku salons) and through acquisitions. On April 17, 2018, we established Bell Epoc Wellness Inc. (which we refer to as “BEW”). On May 28, 2018, 46 relaxation salons with the brand name “Bell Epoc” were transferred from Kabushiki Kaisha Bell Epoc to BEW for cash. Pursuant to an operating agreement entered into in 2018, by and between Kabushiki Kaisha Bell Epoc and BEW, Kabushiki Kaisha Bell Epoc has continued to manage the relaxation salons and BEW pays operation fees to Kabushiki Kaisha Bell Epoc based on revenue.

On April 20, 2018, we formed JOYHANDS WELLNESS Inc. (which we refer to as “JW”) to acquire the relaxation business operated by Kabushiki Kaisha Joyhands. Kabushiki Kaisha Joyhands was party to a number of outsource agreements with various spa operators, whereby Kabushiki Kaisha Joyhands provided relaxation services to customers of spa facilities. JW began entering into assignment and novation agreements with such spa facility operators, under which JW was substituted for Kabushiki Kaisha Joyhands as the counterparty to the existing outsource agreements with the spa facility operators.

On April 27, 2018, we established Medirom Human Resources Inc. (which we refer to as “MHR”) under the trade name Re.Ra.Ku Wellness Inc. MHR operates our therapist dispatch business. Previously, we hired therapists pursuant to an exemption that allowed us to forego obtaining permission from the Ministry of Health, Labor and Welfare of Japan under the Act for Securing the Proper Operation of Worker Dispatching Undertakings and Improved Working Conditions for Dispatched Workers and dispatched such therapists to our franchisees. When the Ministry of Health, Labor and Welfare of Japan eliminated the exemption in September 2018, we created MHR and transferred the therapist dispatch business to it. We subsequently terminated our therapist dispatch business to franchisees and, as of the date of this annual reports, MHR dispatches our therapists only to our directly-operated salons. On October 1, 2018, we acquired Decollte Wellness Corporation (which we refer to as “DW”) from Decollte Corporation for cash.

On May 6, 2021, we acquired SAWAN CO. LTD. (which we refer to as “SAWAN”) by purchasing a 100% ownership interest of SAWAN for cash. As a result, 13 “Ruam Ruam” salons, which is a luxury relaxation salon brand held by SAWAN, became part of our portfolio of directly-operated salons.

In July 2021, in order to speed up the decision-making process, improve business efficiency, and maximize business value, we reorganized and re-designated certain parts of our wholly-owned subsidiaries by business function. As part of the reorganization, DW merged with and into BEW with BEW being the surviving entity, and we transferred our Re.Ra.Ku salon business to BEW. As a result of the reorganization, BEW (currently known as Wing Inc.) now operates the salons previously owned by us and DW, and since July 1, 2021, it has been managing a majority of our relaxation salon operations, excluding those located in spa facilities or under the “Ruam Ruam” brand. In addition, we established Bell Epoc Power Partners Inc., which succeeded to the rights and obligations relating to the salon management entrusted division previously operated by BEW.

In November 2021, BEW changed its name to “Wing Inc.” and Bell Epoc Power Partner Inc. changed its name to “Bell & Joy Power Partners Inc.”

On October 1, 2021, we acquired a 60% ownership interest in ZACC Kabushiki Kaisha (which we refer to as “ZACC”), a high-end hair salon company, and we acquired the remaining 40% interest in ZACC in January 2022. ZACC owns and operates four luxury hair salons under three brands (ZACC vie, ZACC raffine, and ZACC ginza), all of which have been recognized by customers for over 30 years for their high level of techniques and hospitality.

On May 31, 2023, our board of directors approved a second reorganization (the “Second Reorganization”), consisting of an incorporation-type company split plan and an absorption-type company split agreement. Under the incorporation-type company split plan, the Company transferred its Digital Preventative Healthcare business to MEDIROM MOTHER Labs Inc. (“MML”), a newly established subsidiary that we wholly owned at the time of establishment, which operates our entire Digital Preventative Healthcare business since the reorganization, and under the absorption-type company split agreement, the Company transferred its existing salon development department, which is responsible for sourcing and setting up store spaces, and general corporate departments, which include accounting, legal, general affairs, human resources, IT and other corporate functions, and had Bell & Joy Power Partners Inc., an existing wholly-owned subsidiary, assume such operations going forward. On the same day, Bell & Joy Power Partners Inc. was renamed Medirom Shared Services Inc. The Second Reorganization became effective on July 3, 2023.

On November 26, 2024, our board of directors approved an additional reorganization, which was completed on January 1, 2025. This reorganization consisted of (i) an absorption-type company split, pursuant to which Wing Inc. acquired the spa business of Joyhands Wellness Inc. and assumed such operations; and (ii) an absorption-type merger, pursuant to which Wing Inc. merged with Medirom Human Resources Inc., with Wing Inc. being the surviving entity and changing its name to “MEDIROM Wellness Co.” Through this reorganization, we aim to allocate our therapist resources among our salons more smoothly, reduce the headcount at our headquarters, and improve the efficiency of inter-company administrative matters.

As of December 31, 2023, the Company had entered into six share transfer agreements, pursuant to which we have agreed to sell and transfer an aggregate of 1,781 shares in MML, or approximately 3.56% of its total shares outstanding, to certain third-party investors. The purpose of our 2023 reorganization and the transfer of MML shares was to make quicker decisions and seek external equity financing of MML as a spun-off startup to accelerate its growth. In August 2024, MML entered into a binding agreement with the lead investor for its series A financing round, and in September and October of 2024, MML entered into agreements with additional investors participating in MML’s series A financing round. As a result, approximately 6.3% of MML’s shares were held by third-party investors as of December 31, 2024. See “Item 4. Information on the Company—Capital and Businesses Alliances of MEDIROM MOTHER Labs Inc.” We intend to maintain our status as the controlling shareholder of MML.

On June 30, 2024, we signed an agreement to acquire 70% of the issued and outstanding equity of Japan Gene Medicine Corporation and make it a subsidiary of the Company. See “—Planned Acquisition of Japan Gene Medicine Corporation.”

As of December 31, 2024, we had the following subsidiaries: JOYHANDS WELLNESS Inc., Wing Inc., Medirom Shared Services Inc., SAWAN CO., LTD, ZACC Kabushiki Kaisha, MEDIROM MOTHER Labs Inc., Medirom Human Resources Inc. and MEDIROM Rehab Solutions Inc. The chart below illustrates our corporate structure as of January 1, 2025 after giving effect to our corporate reorganization, which was completed on the same date.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our principal executive offices are located in 2-3-1 Daiba, Minato- ku, Tokyo 135-0091, Japan, and our main telephone number is +81(0)3-6721-7364. Our website is https://medirom.co.jp/en/. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this annual report. You should not consider any information on our website to be a part of this annual report. We have included our website address in this annual report solely for informational purposes.

The SEC maintains an internet site (http://www.sec.gov), which contains reports, information we are required to provide to our shareholders or otherwise make public under our home country laws, and other information regarding us that we file electronically with the SEC.

B.	Business Overview

We are one of the leading holistic health services providers in Japan. Medirom is a franchiser and operator of healthcare salons across Japan, an operator of luxury hair salons in select central Tokyo locations, a preferred platform partner for healthcare service providers and government entities to affect positive health outcomes, and a provider of healthcare technology platforms.

We operate three synergistic lines of businesses: (1) Relaxation Salon Segment; (2) Luxury Beauty Segment; and (3) Digital Preventative Healthcare Segment (HealthTech). By combining brand strength and core retail competencies, including a broad physical footprint in population dense areas across the country, with proprietary technologies and partnerships, our business provides unique, value-added healthcare services to our customers with scale, customization, and cross-network effects that we believe few other companies in the industry can emulate. As of December 31, 2024, all of our principal business activities were focused on Japan.

As of December 31, 2024, the Relaxation Salon Segment had 308 locations across Japan, located within the country’s major cities, primarily in the Tokyo metropolitan area. We utilize our proprietarily customized customer relationship management system to record customer data, facilitate reservations and point-of-sale and business intelligence functions at the 283 salons integrated into such system as of December 31, 2024. Our salons are generally located in metro stations/subways, shopping malls, plazas and high-traffic streets. The Relaxation Salon Segment is our core business and accounted for ¥7,446 million (US$47.3 million), or approximately 89.7% of our total revenue, for the year ended December 31, 2024 and ¥6,060 million (US$38.5 million), or approximately 88.8% of our total revenue, for the year ended December 31, 2023.

The Luxury Beauty Segment consists of ZACC, our high-end hair salon, which accounted for ¥699 million (US$4.4 million), or approximately 8.4% of our total revenue, for the year ended December 31, 2024 and ¥568 million (US$3.6 million), or approximately 8.3% of our total revenue, for the year ended December 31, 2023.

The Digital Preventative Healthcare Segment consists of a government-sponsored Specific Health Guidance program, utilizing our internally-developed on-demand health monitoring smartphone application, Lav®; our MOTHER Bracelet® for fitness and health applications; and preventative healthcare services utilizing our experienced nutritionists and health nurses. The Digital Preventative Healthcare Segment accounted for ¥154 million (US$1.0 million), or approximately 1.9% of our total revenue, for the year ended December 31, 2024 and ¥200 million (US$1.3 million), or approximately 2.9% of our total revenue, for the year ended December 31, 2023.

Consumers increasingly recognize the value of services in the relaxation sector after the COVID-19 pandemic. The relaxation sector continues to offer a service that we believe many consumers view as nearly non-discretionary. Bodily health, joint alignment, and therapeutic bodyworks impact the health and wellness of our customers and require physical contact—continuing to buoy our core relaxation salon business. We believe general interest among consumers in managing and maintaining personal health is also growing, especially with respect to balancing sleep, diet and exercise. With this growing interest in critical factors for health, we believe our services are viewed as a more necessary item of consumer spending that we expect will increase demand for our services given the strength of our brand. We also anticipate that our planned acquisition of 70% of the equity of Japan Gene Medicine Corporation will provide opportunities for us to grow our presence in the healthcare technology space and expand the portfolio of services we offer to our relaxation salon clients. See “—Planned Acquisition of Japan Gene Medicine Corporation.”

Relaxation Salon Segment

Our goal is to improve our customers’ quality of life by providing alternative, non-invasive wellness care. We use therapeutic techniques encompassing finger-pressure style bodywork therapy, stretch therapy, posture and joint alignment, as well as physical therapy elements. Our salons are designed to appeal to individuals seeking to improve their mental and/or physical well-being. Our customers vary from individuals seeking stress and pain relief to other individuals who are just looking to improve their overall mental and physical health. Our relaxation salons provide a variety of individual services, including traditional Japanese massage therapy, anti-fatigue therapy, athletic support therapy, slim-down therapy and reflexology.

The Relaxation Salon Segment is the core of our business and consists of directly-operated salons (including salons which we have sold to third party investors who then outsource the management of such salons back to us) as well as franchised salons. Our salon locations cover major cities throughout Japan, with strong market presence in the Tokyo metropolitan area, which includes Tokyo, Kanagawa, Saitama and Chiba. According to the Survey on Basic Resident Registration System as of October 1, 2022, by the Ministry of Internal Affairs and Communications, the population (registered residents) of the Tokyo metropolitan area was estimated to be 36.9 million. According to the 2022 Yano Report, in terms of the number of salons, we are one of the top three companies, on a consolidated basis, in the Kanto region (Tokyo, Kanagawa, Saitama, Chiba, Gunma, Ibaraki and Tochigi), and in the top four nationwide.

Our salons operate under several brand names. Our core brand is Re.Ra.Ku®. Our salons are generally located in metro stations/subways, shopping malls, plazas and high-traffic streets. As of December 31, 2024, on average, our salons measure approximately 719 square feet (which excludes data from salons in spa facilities and salons where the franchisees have direct contracts with the landlords) and contain a reception area and treatment space. A typical salon under the Re.Ra.Ku® brand is staffed by six relaxation therapists. As of December 31, 2024, we had an average of 6.5 beds per salon, excluding salons located within spa facilities.

We intend to continue to grow our salon business over time through both organic growth and acquisitions. As of December 31, 2024, we had 308 salons in operation throughout Japan, of which 163 were directly- owned salons.

Our largest source of revenue derives from our directly-operated salons. Revenue from operating our directly-operated salons accounted for 53.4% of our consolidated revenue for the year ended December 31, 2024. Revenue from our franchise business consists of recurring franchise royalties, franchise membership fees, staffing services fees, sublease revenue and other franchise revenues and accounted for 9.5% of our consolidated revenue for the year ended December 31, 2024. As part of our growth strategy, we have sold, and plan to continue to sell, certain of our owned salons to investors and charge management fees to the owners of such salons. Our revenue from salon sales accounted for 26.7% of our consolidated revenue for the year ended December 31, 2024.

Our franchisees are expected to meet the same quality and customer service standards as our directly- operated locations. We select potential franchisees based on a set of strict qualification criteria which includes background checks, financial net worth assessment and personal interviews. We enter into a franchise agreement with each of our franchisees, stipulating a standard set of terms and conditions for operating the salons and each party’s duties and responsibilities.

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

Services

Our relaxation salons offer a variety of individual services, each with multiple price ranges, including: anti-fatigue therapy; athletic support therapy; slim-down therapy; and reflexology. Anti-fatigue therapy is designed to relieve fatigue and discomfort, and concentrates on the shoulder blades, neck, lower back and posture. We suggest that first-time customers begin with anti-fatigue therapy because most new customers visit our salons with stiff muscles and are unable to do more difficult stretches. Anti-fatigue therapy helps enhance the customer’s stretching ability. Athletic support therapy is intended to provide quick gains in active and passive range of motion to help improve athletic performance and increase flexibility, by performing shoulder blade alignment adjustments and resistance exercise. Slim-down therapy focuses on pelvic and shoulder blade alignment and is intended to help dieting by moving the muscles near the pelvis, which normally get little exercise, thereby increasing metabolism and improving posture. Our reflexology therapy is designed to target specific pressure points and areas on the feet to promote relaxation, improve circulation and reduce pain. While most Re.Ra.Ku® locations offer these four therapies, some individual salons offer other select therapy methods, such as Thai traditional stretching. Pursuant to the terms of our standard franchise agreements, our approval is required for any changes to the services provided in franchised salons.

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

Prepayment Systems and Loyalty Programs

In December 2008, we began issuing prepaid cards, called the Re.Ra.Ku® Card, to relaxation salon customers. Users of the Re.Ra.Ku® Card can continuously use the card at most of our Company’s relaxation salons. The customer receives rewards on a tiered basis, so the more the customer spends on the Re.Ra.Ku® Card, the greater the reward that can be used at Re.Ra.Ku® locations. Following the acquisition of SAWAN, we started issuing another line of prepaid cards called the Free Pass, which can be used at Ruam Ruam branded salons. In addition, in October 2024 we issued various prepaid tickets to customers who prefer paper-based tickets. These prepaid tickets include year-end “Thanksgiving Tickets” and “Value Tickets”, under which customers receive a small premium service credit above the price paid for such ticket and participation rights in a lottery for prizes, depending on marketing campaigns. As of December 31, 2024, customers’ aggregate prepaid balance on the Re.Ra.Ku® Cards, the Free Passes, the Thanksgiving Tickets, and the Value Tickets was JPY476,100 thousand (US$3,025 thousand).

In 2023, the Company decided to decrease our reliance on the Re.Ra.Ku® Card, and in February 2024 the Company introduced a new payment system by launching “Re.Ra.Ku PAY”, a proprietary payment app which works on customers’ smart phones. As of December 31 2024, Re.Ra.Ku PAY had 14,037 unique users, of which 35.1% were active, which we define as those who have actually made payments using Re.Ra.Ku PAY during the month of December 2024. Customers can charge their balance at our salons or remotely with their credit cards. During the twelve months ended December 31, 2024, the cumulative amount charged by customers through Re.Ra.Ku PAY was JPY1,079,935 thousand (US$6,862 thousand). An important difference between the Re.Ra.Ku Card and Re.Ra.Ku PAY is that Re.Ra.Ku PAY balances have an expiration period of 150 days, while the Re.Ra.Ku Card balances do not have an expiration date. Moreover, rather than giving customers a certain percentage of points when they charge a certain amount of the card balance on the Re.Ra.Ku Card, we give customers using Re.Ra.Ku PAY a certain percentage of points when they pay with the app in accordance with each customer’s loyalty status, which is either “Bronze”, “Silver”, “Gold”, “Platinum”, or “Diamond”. We believe this approach contributes to more revenue generation by giving customers points at payment rather than at charging. As of December 31, 2024, the outstanding aggregate account balance of all users of Re.Ra.Ku PAY was JPY83,307 thousand (US$529 thousand).

The Company aims to utilize Re.Ra.Ku PAY for various marketing campaigns and to expand the scope of possible payments from only relaxation services at present to merchandise or other uses. We launched Re.Ra.Ku PAY on February 1, 2024, and disallowed further balance deposits on Re.Ra.Ku Cards beginning on the same date. As a result, Re.Ra.Ku Card users can pay with their current balances but cannot add to their balances. Except for limited circumstances, the prepaid balances on the Re.Ra.Ku® Card, the Free Passes, Re.Ra.Ku PAY, and prepaid cards are generally non-refundable. See “—Introduction of New Payment App ‘Re.Ra.Ku PAY’ and Prepaid Cards” for more details.

Market

Most of our relaxation salons are located in the Kanto region of Japan. Kanto is commonly considered the economic and political center of Japan, and includes cities such as Tokyo, Yokohama, and Saitama, among other large cities and prefectures. According to the Statistics Bureau of Japan, as of October 1, 2023, the population of Kanto was 43.5 million, which accounted for 35.0% of the total population of Japan (124.4 million). According to the 2022 Yano Report, in terms of the number of salons, we are one of the top three companies, on a consolidated basis, in the Kanto region (Tokyo, Kanagawa, Saitama, Chiba, Gunma, Ibaraki and Tochigi) and in the top four nationwide.

According to the 2022 Yano Report, growth of the Japanese relaxation sector is expected to continue to outpace overall GDP growth, which is expected to increase 1.72% from JPY114 billion (US$724 million) in 2022 to JPY120 billion (US$763 million) in 2025, while national GDP is expected to grow by 1.2% from 2022 to 2026, according to Daiwa Research Institute Economic Report (dated January 24, 2022).

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

M&A, Consolidation, and Industry Rationalizations

The relaxation sector in Japan faces structural changes that have accelerated mergers and acquisitions and consolidations. As smaller, private operators either fail to grow sufficient revenue to cover costs and owners of larger, established companies seek to exit for retirement or other reasons, an increasing number of sellers have attracted both industry players as well as financial sponsors. We believe the gating factors remain synergies between the acquirer and target, including a pragmatic approach to M&A integration, post- acquisition operations, and preservation of brand and customer base. Purchase price remains a more muted factor which affords compelling value-creation opportunities for the right strategic acquirer.

Our long-term goal is to have 1,000 salons nationwide and become the number one salon network in Japan. In order to achieve this goal, we opportunistically look for acquisition targets while continuing to organically develop our own branded salons. In addition, we may pursue opportunities to acquire similar businesses in other geographic regions such as the United States and Southeast Asia.

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

Recruiting and Training

As a complement to our salons, we also operate Re.Ra.Ku® College (which we refer to as the “College”).

The flagship College is located in the Odaiba area in Tokyo. The College offers continuing training for franchise owners, home office staff, and salon staff, covering topics such as customer service, salon operations, and relaxation techniques. The College also provides training for students who wish to become qualified as “Relaxation Therapists”, which is a private qualification granted by the Association of Japan Relaxation Industry, an industry group for relaxation services providers. In addition, franchise owners, salon managers and relaxation therapists engage in recurring monthly education at the College. We do not charge students any fees for the training provided at the College. However, upon completion of the initial training program, we assist students with obtaining employment at our franchised salons in exchange for a fixed monthly payment from the franchise owners. We also employ students at our directly-operated salons. The College enables us to implement and promote our corporate culture and mission and we believe it helps improve job satisfaction and employee retention.

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

Seasonality

Our Relaxation Salon Segment experiences seasonal trends due primarily to changes in weather and in line with holiday schedules. Generally, our revenue is strongest from May to October. Sales tend to slow in November due to the shorter day length and lower temperatures in Japan, but then increase in December for the holiday season. Fewer operating days and cold weather lead to weaker sales figures in January and February. March and April are transition months before the high season. We typically carry out spring sales promotion in April to boost the sales in May.

Franchises

As of December 31, 2024, 88 of our 308 salons were operated by franchisees. We strive to ensure that each of our franchise locations meets the same quality and customer service standards as our directly-operated locations in order to preserve the consistency and reliability of our brand and maintain the trust of our customers.

We are committed to providing the tools that our franchisees need to succeed before, during and after a salon opening, including guidance with site selection and development, training, operations and marketing support. We have a franchisee support team that we use to help provide continuous assistance to franchisees. This support team is sent directly to meet with franchisees to help identify any areas that could be improved with regard to the franchisee’s business, and devise strategies to overcome such obstacles the franchisees may be facing.

We identify potential franchisees through a variety of methods, including word-of-mouth and referrals from existing franchise owners. We also employ qualification criteria in the selection of franchisees, including reviewing the candidates’ backgrounds and financial situations, conducting interviews and determining the candidates’ compatibility with our Company’s culture. Our franchise agreements set forth a high standard of conduct across all franchised locations. As such, our franchisees are curated to confirm with the high standards of quality, expertise, and customer centricity which form the core of our brand and culture. We provide our franchisees with ongoing training and advertising support. We continuously monitor the financial performance of each franchised location using customized software called Peak Manager.

Additionally, all of our franchisees join an organization, the “Franchisees’ Friendship Club”, that facilitates discussion among the franchisees regarding our Company’s business model and shared know-how. The Club also makes proposals to our Company regarding the franchise agreement, Company business and other matters related to the franchisor-franchisee relationship, to maximize mutual benefits. The Franchisees’ Friendship Club holds a meeting once per month. Apart from the Franchisees’ Friendship Club, our Company holds a “Franchise Owners Meeting” every quarter to share our Company’s salon business strategy, key performance indicators, and other matters of common interest. Our Chief Executive Officer attends meetings to interact directly with the franchisees.

Franchise Agreements

Our franchise model requires minimal capital expenditures by our Company while generating recurring revenue streams from franchise fees and salon sales. For each franchised salon, we enter into a franchise agreement stipulating a standard set of terms and conditions.

A franchise agreement allows an owner to open a single salon at a specific location. The initial term of a franchise agreement is five years from the salon’s opening date. Unless either party provides notice of nonrenewal by at least six (6) months prior to the franchise agreement’s expiration, the franchise term extends for an additional five-year period, and the same provision applies thereafter. Franchisees must pay an initial fee for our salons at the time the franchise agreement is signed. Franchisees that renew their franchises after the initial term must pay a renewal fee on a per salon basis. Under our standard franchise agreements, franchisees are also required to pay a monthly royalty fee. The royalty rates vary depending on the number of salons operated by a franchisee, ranging from 6-8% of the total revenue of the franchisee.

Our franchise agreements set forth certain material duties and responsibilities of the franchisees, including, but not limited to: (i) cooperating with our Company’s advertising initiatives prior to and after the opening of a salon; (ii) maintaining the design, layout and equipment of a salon as designated by our Company; (iii) undergoing periodic skills training in accordance with our policies; and (iv) complying with restrictions on transfer of the franchise. We provide our franchisees with license to use our registered trademarks, including CLP CARE LIFE PLANNER®, in connection with the operation of their franchised salons. We utilize this trademark in our franchise agreements to designate therapists who have completed a required technique training program. We retain the right to approve any change to a salon location, the service menu and the types of products sold at the salon other than those products supplied or purchased from us. Franchisees are subject to non-compete provisions during the term of the franchise agreement and for one year after termination thereof. Franchisees are responsible for hiring and compensating their own employees.

We have the right to terminate the franchise agreement for cause, including failure of the franchisees to pay our fees as set forth in the franchise agreement or failing to meet our established profitability metrics.

Either we or the franchisee may terminate the franchise agreement without cause upon six months’ prior written notice to the other party and prior consultation to attempt to resolve any disputes and prior consultation with the franchisees. The franchisee may be required to pay us a termination fee under certain circumstances. The franchise agreement may only be amended upon mutual consent of both parties in writing. In exceptional circumstances, we may temporarily waive our right to receive franchise royalties under a franchise agreement if we have agreed to temporarily take over the operations of a poorly performing franchised salon to turn around the salon’s performance.

Luxury Beauty Segment

Our Luxury Beauty Segment consists of the management and operation of high-end hair salon brands under ZACC. ZACC salons are located in Omote-sando and Ginza, which are fashion center areas in Tokyo. The Aoyama flagship salon located in Omote-sando has 443 square meters of store space and 44 seats. The Ginza salon has 81 square meters of store space and 10 seats.

ZACC operates three luxury hair salon brands, ZACC vie, ZACC raffine, and ZACC ginza. At ZACC’s salons, only qualified “stylists” cut customers’ hair at the salons’ standard prices. “Stylists” are hairdressers who are permitted to provide haircuts after completing a certain period of trainee work experience as “assistants.” In 2023, ZACC began permitting assistants to provide haircuts to consenting customers at a discounted price to accelerate the training of assistants and their qualification as stylists. ZACC is actively recruiting additional talented assistants who have the potential to become top stylists and train the current stylists to better promote their services via various social networking services. For the year ended December 31, 2024, more than 96.5% of ZACC’s service revenue was generated from customers who specifically request their preferred stylists, and more than 81.7% of customers were repeat customers for the year ended December 31, 2024, compared to 85.5% for the year ended December 31, 2023.

Revenue contributed by the operations of ZACC branded salons increased by JPY22,206 thousand (US$141 thousand) from JPY567,695 thousand (US$3,607 thousand) for the year ended December 31, 2023 to JPY589,901 thousand (US$3,748 thousand) for the year ended December 31, 2024. ZACC had total customers of 37,496 and 37,520 in 2023 and 2024, respectively, and revenue per customer increased from JPY15,331 (US$97) in the year ended December 31, 2023 to JPY15,683 (US$100) in the year ended December 31, 2024. In addition to salon operation revenue, as part of our strategy to sell salons to investors, we sold our ZACC Ginza salon to an investor during the year ended December 31, 2024, which generated revenue of JPY109,400 thousand (US$695 thousand).

For the year ended December 31, 2024, we increased our focus on the sale of merchandise in addition to attracting new customers. We are working to improve ZACC’s financial performance through efforts to hire additional talented assistants who have the potential to become top stylists and train current stylists to better promote their services via social networking services such as Instagram.

Digital Preventative Healthcare Segment

The aim of our diverse health related product and service offerings will help us collect and manage healthcare data from users and customers and enable us to become a leader in big data in the healthcare industry. Our Digital Preventative Healthcare Segment consists of the following businesses.

Specific Health Guidance Program via Lav® Application.  We serve small and medium size businesses, large corporations, and government entities in their implementation of health and wellness programs as outlined by the Ministry of Health, Labor and Welfare of Japan’s Specific Health Guidance Program. Japan is confronting a rapidly-aging society, as well as inflation of medical expenses from increasing occurrences of fatal diseases, such as diabetes, heart attack and stroke. To tackle this nationwide issue, the government initiated the Specific Health Guidance Program in April 2008. In this program, 40-through-74-year-old people who have received a diagnosis warning of lifestyle diseases at a health check-up are requested by a doctor to take a series of courses that are tailored to reduce the risk of developing certain lifestyle diseases. Because Japanese citizens and permanent residents are required to maintain health insurance through government or employer sponsored programs, it is the health insurance providers’ responsibility to have participants take the courses if they are requested to do so. By partnering with a number of health insurance providers, we provide support to connect those who need to take the courses with health care professionals via our proprietary on-demand health monitoring application for smartphones called Lav®. We charge fees to health insurance providers, depending on how many participants use the program and which type of program is used. A portion of these fees is subsidized by the Japanese government.

Until recently, the goals of health checkups and health guidance have been the early identification and treatment of illnesses. By focusing on visceral-fat obesity and providing health guidance to patients for improving living habits that cause visceral-fat obesity, specific health checkups and specific health guidance are used as preventative measures to decrease the numbers of persons who suffer from, or are at risk of, lifestyle-related conditions such as diabetes. Since lifestyle-related conditions progress with no visible symptoms, specific health checkups, which are comprised of health screenings intended to identify those who require health guidance to prevent lifestyle-related conditions, are considered to be an excellent opportunity to review the individual’s living habits. Health guidance is provided to help the individual change his or her behavior. All those who have undergone specific health checkups are provided with information suited to their own individual circumstances.

Based on the results of specific health checkups, persons eligible for specific health guidance are identified by level (that is, those eligible for motivational support and those eligible for active support) in accordance with their risk levels, by focusing on the degree of visceral fat buildup and the presence of other of risk factors. The goals of specific health guidance are to enable eligible persons to be aware of their own health conditions and make voluntary efforts, on a continual basis, to improve their own living habits. Participants are provided with a variety of motivational information and advice to help them live healthier lifestyles on their own. Motivational support is, in principle, the one-time provision of encouragement for the participant to make improvements in living habits.

The Specific Health Guidance Program provides continual support in multiple sessions over three months or longer. An action plan is prepared with the guidance of the specialists such as doctors, health nurses, and nutritionists, and provides motivational support to improve the patients’ health-related daily habits. We have engaged several experienced nutritionists and healthcare professionals as designated coaches by entering into service agreements for this purpose. These therapists and nutritionists help provide integrated bodywork (physical body-oriented support), encouragement and inspiration (mental support), and dietary guidelines (metabolic/diet support). Specialists provide regular, continual support for efforts to improve living habits over a period of three months or longer.

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

Lav® Application. We launched an upgraded version of Lav® as a consumer application in July 2021. The updated Lav® application offers options such as detox, weight control, and exercise programs. On this consumer version of the Lav® application, we also currently engage our in-house therapists as coaches to provide guidance and feedback through the app. We also have been promoting the Lav® consumer application to our existing customers at relaxation salon locations.

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

Rather than selling MOTHER Bracelet® devices on a stand-alone basis to individual consumers, we believe corporate customers are a more ideal customer base because they are able to benefit from monitoring the health data of a large number of MOTHER Bracelet® users, such as patients in hospitals, residents in nursing homes, drivers or employees in transportation or construction businesses.

Hence, in 2023, we developed a platform consisting of MOTHER Bracelet®, Gateway, which is a telecommunication tool containing a subscriber identity module, and REMONY®, which is a centralized monitoring software system. Through this platform, data are collected from each MOTHER Bracelet® worn by a large number of users, then sent to REMONY® via Gateway, and our business customers can centrally monitor all individual users’ health data on a nearly real time basis. The system is designed to notify facility managers and family members when it detects abnormal health-related signs and signals on the wearers. This platform has been in commercialization and generating revenue since September 2023.

In May 2024, REMONY®, which can only be coupled with the MOTHER Bracelet®, became qualified for the Nursing Robots Implementation Support Subsidy Program, which is sponsored by Kanagawa prefecture, the second most populated prefecture in Japan after Tokyo, with a population of approximately 9.2 million as of June 1, 2024. Under this subsidy program, nursing homes or home care providers can be subsidized for 75% (up to JPY7,500 thousand (US$47 thousand)) of the expenses paid to implement nursing robots that can improve the efficiency of nursing operations and/or reduce the burden of nursing workers. We are aiming to expand the subsidy coverage of our MOTHER platform to other regions and other types of programs and assist our customers in applying for these programs in order to reduce their out-of-pocket costs and increase the number of units ordered by each business customer without decreasing the price per unit.

Our standard character trademark application for MOTHER Bracelet® was approved and registered by the Japan Patent Office in February 2022. The MOTHER Bracelet logo was also approved and registered by the Japan Patent Office in July 2023. We have entered into contracts with 86 corporate insurance associations for our Specific Health Guidance Program provided by Lav®, our on-demand training app, as of December 31, 2024, compared to 68 as of December 31, 2023. We also provided lifestyle improvement programs via Lav® for people under 40 years of age, and have entered into service agreements with 20 corporate insurance associations as of December 31, 2024. In addition, we launched an upgraded version of Lav® as a subscription-based consumer application on July 1, 2021. The updated Lav® application offers options such as detox, weight control, and exercise programs. The following graphs show the number of corporate insurance associations we have contracts with as of December 31 of each year, and total number of users of the respective years.

Note: The number of clients and the number of users served represent the sum of the number of unique clients in our Specific Health Guidance Program and in our lifestyle improvement programs via Lav® for people under 40 years of age, and the sum of the number of users of each of these programs, respectively.

During the year ended December 31, 2024, we sold a total of 2,356 MOTHER Bracelet® units and 254 Gateway units, generating total revenue of JPY153,646 thousand (US$976 thousand). This followed sales of 4,203 units of MOTHER Bracelet® for JPY125,280 thousand (US$796thousand) in the year ended December 31, 2023.

During the first half of 2024, we experienced a temporary suspension of shipments of MOTHER Bracelet® and MOTHER Gateway devices caused by technological issues such as malfunctioning of MOTHER Bracelet® devices due to static electricity generated from friction with blankets in nursing homes in winter, and data connectivity issues between multiple MOTHER Bracelet® and multiple MOTHER Gateway devices. As of the date of this annual report, the data connectivity issue has been fully resolved. In addition, we have implemented a remedial measure for the static electricity issue that does not require changing the design architecture of the affected products, and we will prioritize marketing these products towards spa facilities and factories, where the static electricity issue does not arise, until we fully resolve this issue in the next generation of MOTHER Bracelet®, which is currently in development. From July 1, 2024 through December, 2024, we received purchase orders for an aggregate of over 25,000 MOTHER Bracelet® units from our business customers, 2,112 of which were shipped and generated revenue in 2024, while the remaining orders are expected to be fulfilled in 2025.

In August 2024, our subsidiary MML entered into a capital and business alliance with NFES Technologies Inc., under which NFES agreed to act as lead investor in the series A equity financing round of MML and to act as a distributor of MOTHER Bracelet® units. In October 2024, MML entered into a capital and business alliance with Elematec Corporation under which Elematec participated in MML’s series A equity financing round on the same economic terms as NFES and was also granted a right of first offer to handle the procurement of components for, and manufacturing of, any next generation or improved recharge-free wearable devices, and under which Elematec will also sell MOTHER Bracelet® units on a non- exclusive basis. See “Item 4. Information on the Company—Capital and Businesses Alliances of MEDIROM MOTHER Labs Inc.” As of December 31, 2024, MML had raised an aggregate of JPY260,280 thousand (US$1,654thousand) from its series A equity financing. See “—Our Growth Strategy—The HealthTech Business as a Standalone Startup.”

Customers

Specific Health Guidance Program.  We charge fees to health insurance providers, depending on how many participants use the program and which type of program is used. We plan on continuing to grow both provider count, including corporate sponsors, insurance providers, and government entities, as well as the end-participant pool, which are end users of our Lav® application. Our consumer Lav® application charges fees for fixed-term health coaching services to date.

MOTHER Bracelet ®. As of December 31, 2024, our existing customers are hospitals, nursing homes, acupuncture clinics, sports clubs (gyms), transportation companies, wholesalers to electronics retail stores, foreign government entities as well as individual consumers. As of the date of this annual report, of the purchase orders we received for MOTHER Bracelet® units during 2024, NFES Technologies Inc. was responsible for a significant majority of the orders.

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

Market

Our Lav® healthcare application and its Specific Health Guidance Program primarily compete in the Specific Health Guidance Program market sponsored by the Ministry of Health, Labor and Welfare of Japan. According to the Ministry, approximately 1.29 million participants completed the Specific Health Guidance Program in the governmental fiscal year ended March 31, 2021. Based on the participant data from that fiscal year and the assumption (based in part on data from certain local medical associations from the year ended March 31, 2024) that the average service fees per participant paid by health insurers is JPY20,000 (US$127), we estimate the market size for the Specific Health Guidance Program is JPY26 billion (US$165 million). In addition, we have been providing similar services through the Lav® healthcare app to members of younger generations who are participants in company-sponsored health insurance programs. The market size of medical services in Japan exceeded JPY45 trillion (US$286 billion) in the governmental fiscal year ended March 31, 2021, and is expected to continue to grow due to Japan’s rapidly aging demographics. As a response, the Japanese government has been focusing more on preventative care. Hence, the preventative healthcare sub-segment of the broader medical and healthcare market in Japan has received proportionally increasing funding from the Japanese government’s health insurance budget, as have the participants in the Specific Health Guidance Program. Secular shifts toward prevention versus treatment, increasing insurance premiums and greater government subsidies make this a growing and attractive submarket to capture.

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

Our Lav® app was created to address the aforementioned shortfall by leveraging co-medical practitioners and therapists to advise patients digitally. We believe this telehealth approach is fortified by our strong brand, retail scale which allows for drop-in appointments, and technical and live support.

Our MOTHER Bracelet® operates in the wearable device space though we focus on specific market segments tailored towards businesses that monitor large groups of employees or clientele and have a strong incentive to monitor their health conditions such as: hospitals, nursing homes and medical facilities serving the elderly population, transportation, construction, and national security sectors where employers have a strong incentive to monitor the health conditions of the their employees or officials.

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

Components and Materials

The self-charging functionality of our MOTHER Bracelet® is derived from the core semiconductor provided by Matrix Industries, Inc. (“Matrix”), a startup based in California, United States. Matrix is a developer of a thermoelectric generator and boost converter. In 2019, we made a strategic investment for a minority interest in Matrix. In furtherance of our strategic investment, we entered into a production and development agreement with Matrix in August 2020 to use Matrix’s technology in development and manufacturing of the MOTHER Bracelet®. The agreement grants us exclusivity as to third parties in the Asia territory, except for certain prior contractual obligations of Matrix, for use of Matrix’s thermoelectric power module and software in our MOTHER Bracelet® wearable device for one year following receipt of the sample product, or end of 2022, whichever is earlier. On December 8, 2022, the exclusivity agreement was extended to December 31, 2024, and we are currently negotiating for a further extension of this agreement.

In addition, our MOTHER Bracelet® and “MOTHER Gateway” utilize an array of components, a few of which we directly obtain from suppliers, while the others are indirectly purchased by our contracted assembly factory and shipped to our warehouse in the form of finished goods. Although most of the components other than the core semiconductor provided by Matrix are commodities, the available supply and price of these components are influenced by potential macroeconomic shifts, tariffs, supply chain integrity, embargoes or any other trade restrictions resulting from geopolitical issues, and global demand. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Business—Our MOTHER Bracelet® and Gateway incorporate various components, and component inflation may increase our cost of producing these products.”

Our Growth Strategy

Our goal is not only to capture a significant market share for relaxation salons but also expand our Digital Preventative Healthcare business lines. We intend to achieve this growth by employing a variety of strategic initiatives, including increasing the number of directly-operated and franchised salons through new store openings and acquisitions.

Growth in the Japanese Market. According to the 2022 Yano Report, in terms of the number of salons, we are one of the top three companies, on a consolidated basis, in the Kanto region (Tokyo, Kanagawa, Saitama, Chiba, Gunma, Ibaraki and Tochigi), and in the top four nationwide. The total number of relaxation salons under major brands in Japan, according to the 2022 Yano Report, was 2,944, with the largest operator having 613 salons. Our mid-term business plan goal is to operate 500 salons on a system-wide basis (regardless of whether such salons are company-owned, franchise-owned, or investor- owned) by the end of 2028.

Workforce Optimization to Significantly Improve Margins and Increase Revenue. We currently employ therapists at a large majority of our directly-operated salons under permanent, fixed-term, or part-time employment contracts. A substantial majority of these therapists are paid wages at or close to the statutory minimum wage. From 2012 to 2023, the minimum wage in Tokyo increased by 29.4% from JPY850 (US$5.40) to JPY1,113 (US$7.07), and from 2023 to 2024, the minimum wage in Tokyo increased by 4.5% to JPY1,163 (US$7.39). We are required to pay certain social security expenses associated with them and must pay for their down time when they are not serving our customers. Alternatively, we typically pay contractor therapists a commission of 42-44% of sales they earn, regardless of how many hours they are present at our salons. Under these circumstances, the relative cost to serve a customer using a fixed- salary therapist has increased dramatically in recent years compared to that of a commission-based contractor therapist. Accordingly, we believe we can improve our margins at many of our salons by utilizing a greater proportion of such commission-based therapists.

In connection with this objective, our new mid-term business plan emphasizes the strategic reorganization of our salon workforce mix. Specifically, we plan to increase the proportion of contractor therapists at all of our salons, where they will work alongside a certain number of fixed-salary therapists under the supervision of store managers. Our goal is to adjust the workforce mix at each of our directly-operated salons to maximize profitability by considering a number of factors such as the salon’s fixed cost ratio as a percentage of store sales, operation ratio and fluctuations in customer demand.

In addition to cost saving, we also believe employing a larger proportion of commission-based therapists will increase our sales per salon by increasing bed occupancy. Because we must pay wages to our fixed-salary therapists when they are at our salons but are not serving customers, it is costly for us to maintain idle fixed salary therapists, and we must carefully hire and manage the shifts to meet customer demand.

Therefore, a salon consisting only of fixed-salary therapists may not be able to utilize all of the available beds during times of high demand due to a lack of available therapists. Alternatively, with contract therapists, we will be able to maintain more idle therapists at any given time, allowing us to better respond to fluctuations in customer demand and increase bed occupancy.

In order to achieve this initiative and monitor store-by-store workforce optimization, cost-efficiencies, potential to improve profitability, as well as any potential need to shut down certain locations, we established a new division on July 1, 2024 that engages exclusively in store-level analyses and advising our management on these matters. With the insights provided by the new division, we believe that our management will be able to improve its oversight of store-by-store operations.

Expansion of Salons Located at Spa Facilities. Compared to standalone salons and salons located in commercial properties, salons located within spa facilities incur no security deposits and require substantially lower capital expenditures. In addition, salons located at spas are more resilient to large fluctuations in customer visits because a majority of the therapists at such locations are contract therapists. Although our salons located within spas tend to have less monthly revenue compared to a similar standalone salon or a salon located in a commercial property, by focusing on salons located at spas, we aim to accelerate our new salon development and generate more stable profits while minimizing capital expenditures.

Consolidation via Targeted Acquisitions. As the domestic Japanese relaxation sector faces structural changes that accelerate consolidation, we believe that we are positioned strategically to harness value, realize synergies, and maximize our pipeline of acquisition targets at bargain prices. Our corporate acquisitions team aims to buy businesses at relatively low multiples, leveraging our brand, the strong reputation of our CEO, and the halo effect of joining Japan’s first relaxation company to be publicly listed in the United States.

We believe we have the competitive advantage and significant negotiating power to structure accretive deals, integrate both the culture and operations of target companies, and grow long-term value. As part of our robust utilization of such capabilities to originate and execute acquisitions in the domestic relaxation sector, we are continuously searching for opportunities to acquire salon brands that have at least 10 stores, and we may potentially seek opportunities to acquire a major competitor under the right circumstances.

Growing Salon Sales via Operation Outsourcing Model. In the fourth quarter of 2021, we started an additional business model where we sell our directly-owned salons to investors and enter into service agreements to manage the operations on behalf of the investors. Under this model, we are entitled to a contingent fee equal to 80% to 90% of the amount of profit that exceeds a 6% to 8% investment yield on the purchase price of each acquired salon. Through this model, we aim to maximize the return on capital investment, accelerate salon openings by reinvesting the proceeds from the sales of salons, improve operational efficiency by further focusing on salon operations, and generate additional income from the salons that were sold to investors and are under our management. Since the inception of this model, we have gradually decreased the yield to investors of the salons that we sell, and we have repurchased certain salons we had previously sold at higher investment yields in order to later resell them at lower yields. As of December 31, 2024, 57 investor-owned salons were under our management, as compared to 41 salons as of December 31, 2023.

Increasing Sales through Marketing and Advertising. We conduct most of our marketing and advertising through our website and through HOT PEPPER Beauty, a dominant web aggregator of salon businesses in Japan. In addition, our salons are strategically located in high density and foot traffic areas near train stations and shopping centers that are advertising and marketing drivers. Furthermore, we are working to enhance our digital marketing initiatives, including through our smart phone apps, to retain our repeat customers and improve the frequency of customer visits. The Re.Ra.Ku® application, which is a specialized app for our relaxation salons, was released in October 2022. The application had 185,022 cumulative downloads as of the end of December 2024, and 13.2% of all reservations at our relaxation salons were made through the application in the month of December 2024.

In addition, we intend to grow through our various loyalty marketing programs. We award customers a certain percentage of points when they pay with Re.Ra.Ku PAY in accordance with the customer’s loyalty status, which is either “Bronze”, “Silver”, “Gold”, “Platinum”, or “Diamond”. We also aim to promote marketing campaigns in which we award customers a certain percentage of points when they purchase points through Re.Ra.Ku PAY. By incentivizing customers to charge more using their Re.Ra.Ku PAY balances, which expire after 150 days, we believe we can induce such customers to visit our salons more frequently.

Furthermore, we aim to expand the scope of possible uses of Re.Ra.Ku PAY points, which are currently limited to payment only for relaxation services and merchandise.

Moreover, in October 2024, we newly introduced several kinds of prepayment tickets, all of which expire within 180 days, for customers who prefer paying with paper-based prepaid tickets over the Re.Ra.Ku PAY application. The total number of such prepayment tickets, other than Re.Ra.Ku Card, purchased by customers in 2024 was 42,028. As of December 31, 2024, the outstanding balance of all such prepaid cards was JPY145,470 thousand (US$924 thousand).

Continue Aggressive Investment and Expansion in the Digital Preventative Healthcare Segment. We plan to invest in and grow the Digital Preventative Healthcare Segment and increase the segment’s profit margin. In order to increase revenue from the Specific Health Guidance Program, in addition to our continuous sales efforts to increase the number of contracts with corporate insurance associations, we are renegotiating with existing corporate insurance association clients to transition from initial discounted service prices to standard ones. We also intend to accelerate the production of our MOTHER Bracelet®. We intend to grow our existing sales forces and utilize external sales representatives to obtain larger purchase orders from businesses such as hospitals, nursing homes and medical facilities serving the elderly population, transportation, construction, and national security sectors. In order to accelerate our aggressive sales activities, we developed and commercially launched the MOTHER Gateway and REMONY®. Rather than promoting the MOTHER Bracelet® as a standalone product, we intend to emphasize how all these products and services can work as an integrated platform, with the MOTHER Bracelet® collecting health data from a large number of users and sending the data to REMONY® via Gateway, allowing business clients to monitor user health data. We intend to continuously invest in and improve the functionality of the MOTHER Bracelet® by developing algorithms to more accurately measure health data, expand the scope of available health data, improve the data connectivity between a larger number of MOTHER Bracelet® products and Gateway tools at the same time, and improve the user experience of REMONY® software. As part of this strategy, in October 2024, we issued convertible bonds in the aggregate principal amount of ¥300,000 thousand to an investor, and we intend to use a portion of the proceeds from this issuance for investment in our Digital Preventative Healthcare Segment. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Convertible Bonds.” From July 1, 2024 through December, 2024, we received purchase orders for an aggregate of over 25,000 MOTHER Bracelet® units from our business customers, 2,112 of which were shipped and generated revenue in 2024, while the remaining orders are expected to be fulfilled in 2025.

The HealthTech Business as a Standalone Startup. In order to accelerate the growth of our HealthTech business, we transferred our Digital Preventative Healthcare business to our subsidiary MEDIROM MOTHER Labs Inc. in July 2023. We believe this spinoff will allow our Digital Preventative Healthcare business to fulfill its financing needs for its investments in inventory, software development, and marketing activities. In August 2024, MML entered into a capital and business alliance with NFES Technologies Inc., under which NFES purchased 556 newly issued series A preferred shares of MML (approximately 1.1% of MML’s equity ownership immediately after NFES’s investment in MML) for JPY100,080 thousand (US$636 thousand) at a pre- money equity valuation of JPY9 billion (US$57.2 million) as the lead investor in the series A equity financing round of MML. The capital and business alliance agreement with NFES includes certain other commercial terms. In addition, in October 2024, MML and Elematec Corporation, a Japanese joint-stock corporation, entered into a capital and business alliance agreement under which Elematec participated in MML’s series A financing round by purchasing 556 newly issued series A preferred shares of MML for a total price of JPY100,080 thousand (US$636 thousand). Until December 31, 2024, MML had entered into agreements with six investors for aggregate financing of JPY260,280 thousand (US$1,654 thousand). We continuously seek attractive financing opportunities for our Digital Preventative Healthcare business, and may seek to raise additional capital to aggressively expand the business, though we intend to continue to be the controlling shareholder of MML. For additional details regarding our capital and business alliance agreements, see “Item 4. Information on the Company—Capital and Businesses Alliances of MEDIROM MOTHER Labs Inc.”

Our Competitive Strengths

Brand Value. We believe our trademarks and other intellectual property create a strong competitive advantage in our Relaxation Salon Segment, Luxury Beauty Segment and Digital Preventative Healthcare Segment. With widespread recognition in the Kanto region and across Japan, our Company benefits from a loyal customer base and brand recognition that enables the growth of our businesses.

Employee Satisfaction. High turn-over rates and difficulty in hiring skilled labor are challenges facing the relaxation industry. We have invested culturally and economically to create a career progression for our therapists so they will stay and grow with our Company. We believe that our employee satisfaction levels contribute to employees’ high morale. This is evidenced by us being awarded the Grand Prix for the relaxation sector’s top therapist and best salon award in Japan in 2019, as well as the Semi-Grand Prix for the individual therapist and the Grand Prix for the best salon award in 2021, which, as of December 31, 2024, is the most recent year these awards were provided due to the impact of COVID-19. This is particularly important as high turnover reduces or disrupts available investment in capital because of the costs associated with hiring and training new employees. We continue to optimize our working environment for therapists in an effort to improve morale and productivity and cultivate a long-term orientation among our therapists toward their work and status within the Company.

Re.Ra.Ku® College. We believe that we own one of the largest in scale and best in-class education and training facilities for relaxation therapists in the Japanese relaxation industry. Re.Ra.Ku® College enables us to provide continuous training to our franchise owners and salon staff, as well as continuous direct access to a pool of newly trained and job-ready staff. We focus on providing continuous training and learning opportunities to all of our therapists to ensure the quality of our services is consistent throughout our salons. We require a certain level of relaxation therapist training before therapists are allowed to work with clients at our salons, and we believe the level of required training for our therapists is one of the highest among leading relaxation service providers in Japan. We find that this rigorous skill training system better prepares our therapists and has proven effective for our salons. We provide 54 hours of training programs. Each training module can be taken on demand, rather than in a series, for the trainee’s convenience. Moreover, we provide follow-up training courses based on how we evaluate and grade the practitioner’s skills.

Innovative Services Provided by Our Relaxation Salons.  Our relaxation salons’ services are innovative and differ from traditional shiatsu-style bodywork. For example, we created our unique wing stretch method, which focuses especially on the shoulder blades. This is important because the shoulder blades are a critical part of the body, as they connect and balance the bones from the neck to the lower back and support the body to ensure the body moves smoothly. Unlike other salons who provide traditional shiatsu-style bodywork and typically use body weight pressure on the muscles, which can cause damage, our relaxation therapists use stretch techniques on the muscles, thereby preventing damage. We believe our non-pressure method mitigates the risk of severe malpractice and other similar claims. Finally, our relaxation therapists are trained to converse with our customers, to ask them questions in order to tailor the therapy to their unique needs, and to promote self-care by communicating about their current body ailments and providing advice for future visits.

Strong Positioning for the Continued Growth of the Specific Health Guidance Program.  We have been engaged in the government-initiated Specific Health Guidance Program for the use of our on-demand health monitoring application, Lav®. Because this is a Ministry of Health, Labour and Welfare subsidized program, participating companies need to maintain quality controls. Partners and service providers are vetted and must adhere to standards that are established by each of the health insurance providers. We believe this business is currently entering a growth phase and that our developed systems and adherence to strict regulation and oversight provides us a competitive advantage in the business. As of December 31, 2024, we have entered into contracts with 86 corporate insurance associations for the use of Lav® in the Specific Health Guidance Program. We have begun to renegotiate these contracts to increase the unit price for our services with existing corporate insurance association clients, who contracted with us at deeply discounted prices, by showing our achievement of the participants’ program completion ratio. In addition, we continue to market and sell our Lav® solution to new potential clients.

Uniqueness of Our Lav® Application for Consumers. We believe that the Lav® application is unique by providing comprehensive support and physician-supervised guidance and methods for not only nutrition but also exercise and sleep. We believe that we have a competitive advantage in securing a sufficient number of coaches as needed because we are able to recruit our existing therapists to become coaches.

Uniqueness of Our MOTHER Bracelet®. We believe our MOTHER Bracelet® is the only fitness tracker that requires no electric charging by utilizing the innovative technology of the Gemini TEG (Thermoelectric Generator) and Mercury Boost Converter. These technologies enable the user’s body heat to generate electricity. As of December 31, 2024, we are not aware of any other wearable devices in the market with equivalent capabilities.

In addition, we believe we have a competitive advantage selling our MOTHER Bracelet® to businesses because of our open Software Development Kit (SDK) policy. By making the SDK publicly available, we allow and encourage software and hardware developers to customize the management of healthcare data for their own purposes.

Employees and Contractors

As of December 31, 2024, we had 334 employees on a full-time basis, 621 employees on a part-time basis, and 96 employees on a fixed-term basis. As of December 31, 2023, 2022 and 2021, we had 430, 390, and 411 employees on a full-time basis, respectively, 561, 622, and 520 employees on a part-time basis, respectively, and 95, 89, and 48 employees on a fixed-term basis, respectively. Most of our employees are directly employed by our wholly-owned subsidiary, Medirom Human Resources Inc. Our Company is not currently, and has not in the past, been unionized. As such, neither we nor our franchisees are required to engage in collective bargaining procedures with any unions under Japanese labor laws. As of December 31, 2024, all of our employees were located in Japan.

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

We also engage a portion of our relaxation therapists directly as self-employed independent contractors to work at our salons. As of December 31, 2024, we engaged 318 contractor therapists, which only include therapists who worked for at least an hour at our salons in December 2024. Contractor therapists are paid a commission as a proportion of the sales they generate, and the commission percentage varies depending on their qualified skill level, ranging from 40% for an intern therapist to 52% for our most experienced therapists.

Competition

We experience significant competition in all aspects of our business, including for highly skilled relaxation therapists and for the best salon locations. Our directly-operated and franchised relaxation salons compete with national and regional relaxation salon chains for customers, relaxation salon locations and qualified management and other staff, including relaxation therapists. Competition in our industry is primarily based on price, convenience, quality of service, brand recognition, and location. We consider our biggest competitors to be K.K. Factory Japan (which does business under the “Karada Factory” brand) and K.K. Bodywork (which does business under the “Raffine” brand), both of which are operators of relaxation salons in Japan.

Although our Luxury Beauty Segment also experiences competition, ZACC is comparatively less susceptible to price competition due to the strength of its brand. A key factor for brand strength is the retention rate of the senior hair stylists employed by ZACC.

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

Property and Equipment

As of December 31, 2024, we had 308 relaxation salons, each of which is leased at train and subway stations, shopping malls, plazas, and high-traffic streets throughout Japan. We invest in leasehold improvement, equipment, and furniture in our directly-operated salons. The terms and conditions of the lease arrangements vary by agreement.

Our corporate headquarters are located at 2-3-1 Daiba, Minato-ku, Tokyo, Japan. The term of our lease for this location was renewed on December 1, 2022 for an additional term of two years. Our Re.Ra.Ku® College is annexed to our corporate headquarters, and we also have branch school locations in Nagoya and Osaka.

Intellectual Property

To establish and protect our proprietary rights, we rely on a combination of trademarks, confidentiality policies and procedures, non-disclosure agreements with third parties, employee non-disclosure agreements, and other contractual and implicit rights worldwide. As of December 31, we had registered 50 trademarks, including the names and logos used by our Company, of which 47 were registered with the Japan Patent Office, two of which are registered with the U.S. Patent and Trademark Office and one of which is registered with the China National Intellectual Property Administration. Our principal intellectual property rights include the trademark “Re.Ra.Ku®”, which is our core brand, and “MOTHER Bracelet®”, “Lav®”, and “REMONY®”, which are key brands in our Digital Preventative Healthcare Segment, copyrights in our website and software assets, rights to our domain names, https://medirom.co.jp, https://reraku.jp, and https://mother-bracelet.com, trade secrets and know-how with respect to our training, servicing, sales and marketing and other aspects of our business, and our digital innovations such as the MOTHER application, REMONY® software, Gateway device, and Lav® application.

Our intellectual property is subject to certain risks described under “Item 3. Key Information—D. Risk Factors”, including the risks described under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Business—The failure to enforce and maintain our trademarks and protect our other intellectual property could materially adversely affect our business, including our ability to establish and maintain brand awareness.” and “Item 3. Key Information—D. Risk Factors—General Risk Factors—Third party claims with respect to intellectual property assets, if decided against us, may result in competing uses or require adoption of new, non-infringing intellectual property, which may in turn adversely affect sales and revenues.” Furthermore, the manufacturing of our MOTHER Bracelet® requires our use of a patent license, and we may be adversely affected by changes in our business relationship with the licensor or its financial soundness.

Financial Contracts

As of December 31, 2024, we had 17 business loans outstanding from seven Japanese financial institutions. None of the loan agreements contain any material financial covenants, although certain of the government- sponsored loans set a limit on the total loan amount we may borrow from other government-sponsored lenders. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Business Loans.”

Introduction of New Payment App “Re.Ra.Ku PAY” and Prepaid Cards

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

As a supplemental alternative to Re.Ra.Ku PAY, primarily for customers who are not familiar with smartphone applications, we also introduced seasonal paper-based prepaid tickets in October 2024. These tickets provide a small discount compared to paying with cash and have expirations of less than 180 days, depending on marketing campaigns.

Although we have introduced Re.Ra.Ku PAY and the prepaid tickets, and disallowed new balance deposits on Re.Ra.Ku Cards, we are still regulated under the Settlement Act because some of our customers still have outstanding Re.Ra.Ku Card balances. However, as of December 31, 2024, our net assets exceeded the JPY100 million threshold on a standalone basis, meaning that we satisfied the net asset test as of that date. See “Item 4. Information on the Company—Regulations Governing Prepaid Cards” for more detail.

Legal and Administrative Matters

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business, including matters involving our franchisees, among others. Any litigation or other legal or administrative proceedings, regardless of the outcome, are likely to result in substantial costs and a diversion of our resources, including our management’s time and attention.

Planned Acquisition of Japan Gene Medicine Corporation

Overview

On June 30, 2024, we entered into a share transfer agreement for the purpose of acquiring 70% of the issued and outstanding common shares of Japan Gene Medicine Corporation (“JGMC”) and making JGMC our subsidiary (the “Initial Acquisition”). In addition, we concurrently entered into a binding memorandum of understanding (the “MOU” and, together with the share transfer agreement, the “Acquisition Agreements”) under which we were granted an option to purchase the remaining 30% of the issued and outstanding shares of JGMC that we will not acquire as part of the Initial Acquisition.

Business of JGMC and Purpose of the Acquisition

JGMC is a company engaged in the prenatal diagnosis business, providing genetic testing and analysis, and the company does business with major private, public and university hospitals in Japan. By understanding the condition of the fetus and the presence of any diseases or disorders, medical professionals can consider the most appropriate method of delivery and therapeutic education tailored to the condition of the fetus.

Although in other countries, especially in Europe and the United States, similar prenatal genetic testing services have become commonly available and utilized, in Japan, such services have not been common.

According to a 2024 research report prepared by SDKI Analytics (the “SDKI Report”), a Japanese market research company, only approximately 3.5% of pregnant women in Japan receive NIPT tests, as compared to 28-50%, 30%, 51%, and 75% in the United States, Germany, the Netherlands, and Belgium, respectively.

In terms of the market size, according to the SDKI Report, the North America region is estimated to be US$1,692.84 million (accounting for 37.35% of global NIPT market) in 2024, with Europe, Asia Pacific excluding Japan, and Japan, accounting for US$1,102.33 million (24.32%), US$897.62 million (19.80%), and US$203.95 million (4.50%), respectively. Although Japan currently has relatively small market share, the SDKI Report estimates the Japanese NIPT market to grow at an average rate of approximately 8% per year from 2025 to 2037.

Furthermore, in Japan and the Asian region at large, certain demographic trends point to JGMC’s significant growth potential. In the region, the childbearing age is increasing and the birthrate is declining rapidly. Therefore, the potential need and benefits of genetic testing and analysis are increasing.

We believe that JGMC is one of the most competitive companies in the genetic testing and analysis services space in Japan and we expect future demand in Japan to grow rapidly. We believe that in the past there has been insufficient marketing and education regarding such services and their value and that this presents a significant market opportunity.

We also believe there are significant synergies with our wellness salon business, Re.Ra.Ku®. JGMC’s target age group for women is in their 20s to 40s, which matches Re.Ra.Ku’s. We anticipate that this will allow us to expand our service offering and improve our value proposition and customer experience.

The acquisition of JGMC is in line with our strategic objective to become a holistic healthcare company that provides comprehensive solutions and services for prevention and treatment. Upon the closing of this acquisition, we will obtain assets that further expand our presence in Japan and our commitment to grow in the healthcare technology industry. JGMC adds to our healthtech solutions portfolio, which consists of our on-demand training application “Lav®” that provides specific health guidance; our development and manufacturing of the world’s first smart tracker bracelet that does not require charging, “MOTHER Bracelet®”; and our deployment of our device-based monitoring system, “REMONY”.

Terms of the Share Transfer Agreement and the MOU

Under the share transfer agreement, we agreed, subject to the terms and conditions therein, to purchase 70% of the issued and outstanding shares of JGMC for ¥2,000,000 thousand (the “Initial Acquisition Purchase Price”). As a condition precedent to consummation of the share transfer, the terms and conditions of certain subcontracted testing and analysis service agreements between JGMC and two other companies substantially owned by the seller shall be amended in a form reasonably satisfactory to us. Based on our negotiations with the seller, it is expected that such agreements will be amended so that substantially all of the economic benefits from the genetic testing and analysis business accrue to JGMC by increasing the price for the subcontracted services that JGMC is contracted to provide.

Assuming hypothetically that such economic revisions had already been applied for the one-year period ended December 31, 2023, the Company and the seller calculated, as set forth in the share transfer agreement, the Adjusted EBITDA (defined in the share transfer agreement as operating income plus depreciation, amortization of intangibles, and expenses incurred at the seller’s direction other than for the purpose of operating JGMC’s business) for such one-year period, and applied a multiplier of 6 times to the Adjusted EBITDA to reach an enterprise value for JGMC. We and the seller negotiated minor adjustments to that figure, which was then multiplied by 350/500 (70%) to reach the Initial Acquisition Purchase Price in the share transfer agreement.

The Initial Acquisition Purchase Price will be paid in cash and according to a schedule to be decided between us and the seller after consideration of the timing and details of one or more bank loans that we intend to obtain to fund a majority of the Initial Acquisition Purchase Price. We are currently negotiating the terms of our bank loan financing with financial institutions. In addition to customary closing conditions, our obligations to close the transaction under the share transfer agreement are subject to the conditions, among others, that (i) we obtain a letter of commitment from a bank to provide us with financing in an amount exceeding 70% of the Initial Acquisition Purchase Price and (ii) as described above, JGMC enters into service contracts for the provision of genetic testing services to certain companies on terms reasonably acceptable to us. The share transfer agreement requires that the seller continue to cooperate with us in the management of JGMC after the closing date for the purpose of achieving JGMC’s performance targets for at least five years following the closing date. Furthermore, we are required to continue to employ the existing employees of JGMC for a period of one year after the closing date, subject to certain exceptions.

Under the MOU, we are granted an option (the “Company’s Option”), subject to the terms and conditions therein and pursuant to a second binding agreement to be entered into if we exercise the option, to purchase the remaining 30% of the common shares of JGMC that are to be retained by the seller after the Initial Acquisition (the “Remaining Shares”). The closing of the purchase of the Remaining Shares must be completed prior to June 30, 2027, and we must notify the seller of our intention to exercise the Company’s Option at least four weeks prior to June 30, 2027. The purchase price for the Remaining Shares under the option will be paid in cash and will be calculated as (i) (A) JGMC’s adjusted EBITDA, defined as operating profit before depreciation, amortization of goodwill and other intangible assets, and expenses related to transactions with our group, during the fiscal year ending December 31, 2026 multiplied by 6 (the “Multiplier”), minus (B) JGMC’s outstanding borrowings under bank loans as of December 31, 2026 (excluding borrowings incurred by us in connection with the payment of the Initial Acquisition Purchase Price), plus (C) JGMC’s balance of cash and deposits as of December 31, 2026; and (ii) multiplying the amount calculated in clause (i) by 30%. If JGMC’s adjusted EBITDA during the fiscal year ended December 31, 2026 is greater than ¥930,000 thousand, the Multiplier will be increased to 7. If the aforementioned adjusted EBITDA of JGMC is expected to temporarily decrease as a result of capital expenditures and/or expenses in connection with new business activities, we and the seller will discuss the terms of the purchase price for the Remaining Shares prior to the commencement of such new business activities.

In addition, under the MOU, we will promptly notify the seller if any of the following events is foreseen to occur after the transfer of shares under the share transfer agreement: (i) the Company records negative net assets for two consecutive fiscal years under its audited consolidated financial statements prepared in accordance with U.S. GAAP; (ii) the Company records negative net income for two consecutive fiscal years under the aforementioned financial statements; or (iii) the Company undergoes a substantial change in its management structure. If the seller determines that such event will not be resolved within a certain period of time after such notification, and we have not exercised the Company’s Option, then the seller may repurchase 101 shares of JGMC owned by the Company at the fair market value of such shares (the “Seller’s Repurchase Option”). We may not exercise the Company’s Option once the seller exercises the Seller’s Repurchase Option. As of the date of this annual report, 101 shares of JGMC is equal to slightly more than one- fifth of JGMC’s issued and outstanding shares, and the sale of such amount to the seller, following the Initial Acquisition, would be expected to make us a minority owner of JGMC.

In addition, if we do not exercise the Company’s Option, under the MOU, the seller may demand that we sell back to the seller or its designee all or a portion of the shares of JGMC held by us. In such case, the sale price for the shares will be the fair market value at the time the demand is made.

Under the terms of the MOU, once we notify the seller of our intention to exercise the option to purchase the Remaining Shares, we will enter into a separate share transfer agreement for the sale of the Remaining Shares and the MOU will terminate. The MOU sets forth customary closing conditions and will be terminated if the share transfer agreement with respect to the Initial Acquisition is terminated for any reason. In addition, the MOU may be terminated by either party for a number of reasons, including but not limited to the transfer of the Remaining Shares not being completed prior to September 30, 2027 due to reasons not attributable to the terminating party.

In addition to the above, the share transfer agreement contains customary covenants and each of the Acquisition Agreements contains customary representations and warranties. Under each Acquisition Agreement, indemnification for damages caused by a breach of representations and warranties or obligations is capped at ¥10,000 thousand in the aggregate for each party, subject to certain exceptions. We may be unable to consummate the Initial Acquisition or the purchase of the Remaining Shares if any of the closing conditions in the Acquisition Agreements fails to be satisfied or for other reasons, in which case we would not realize some or all of the anticipated benefits of the Initial Acquisition. Furthermore, even if the Initial Acquisition is consummated, we and the acquired business would remain subject to various risks as described in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Business—Our past and future acquisitions, minority investments, venture financings, joint ventures and strategic alliances could fail to deliver the anticipated benefits or otherwise have an adverse effect on our businesses and results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Business—Our planned acquisition of Japan Gene Medicine Corporation may not be completed on a timely basis, on our anticipated terms, or at all, and there are uncertainties and risks to consummating the acquisition and integrating the acquired business.”

Capital and Businesses Alliances of MEDIROM MOTHER Labs Inc.

MEDIROM MOTHER Labs Inc. has entered into two capital and business alliance agreements since August 2024 in connection with its Series A financing as described below. The price per series A preferred share in this financing round of JPY180,000 (US$1,143.8) represents a pre-money valuation of JPY9 billion (US$57.2 million) based on MML’s 50,000 total outstanding shares as of August 31, 2024, prior to the commencement of the Series A financing. As of December 31, 2024, MML had entered into agreements with six investors for aggregate financing of JPY260,280 thousand (US$1,654 thousand). We continuously seek attractive financing opportunities for our Digital Preventative Healthcare business and may seek to raise additional capital to aggressively expand the business, although we intend to continue to be the controlling shareholder of MML.

Agreement with NFES Technologies Inc.

In August 2024, MML entered into a capital and business alliance with NFES Technologies Inc. (“NFES”), under which NFES purchased 556 newly issued series A preferred shares of MML (approximately 1.1% of MML’s equity ownership immediately after NFES’s investment in MML) for JPY100,080 thousand (US$636 thousand) at a pre-money equity valuation of JPY9 billion (US$57.2 million) as the lead investor in the series A equity financing round of MML. The capital and business alliance agreement with NFES (the “NFES Agreement”) contains certain other commercial terms, including granting NFES certain benefits as the sole designated distributor, and status as one of three main distributors, of MOTHER Bracelet® and MOTHER Gateway products domestically. Furthermore, the NFES Agreement designates NFES as the only third- party distributor of MOTHER Bracelet® and MOTHER Gateway products to end users through e-commerce channels, provided that MML may sell its products directly to end users through its e-commerce stores.

The NFES Agreement requires that MML return, to the fullest extent permitted under law, the proceeds of NFES’s investment if MML is unable to obtain any necessary patents, licenses or rights relating to the thermoelectric charging functionality of its products.

Agreement with Elematec Corporation

In October 2024, MML and Elematec Corporation (“Elematec”) entered into a capital and business alliance agreement (the “Elematec Agreement”). Under the Elematec Agreement, Elematec participated in MML’s series A financing round by purchasing 556 newly issued series A preferred shares of MML for a total price of JPY100,080 thousand (US$636 thousand). The Elematec Agreement also provides, among other commitments, that MML will exclusively outsource to Elematec the procurement of components for and manufacturing of MML’s recharge-free wearable devices that use thermoelectric generator technology (“Recharge-Free Wearables”), such as the MOTHER Bracelet 2.0, and accessory devices such as the MOTHER Gateway. Elematec will also have a right of first offer to handle the procurement of components for, and manufacturing of, any next generation or improved Recharge-Free Wearable devices. In addition, under the Elematec Agreement, Elematec will sell MOTHER Bracelets on a non-exclusive basis.

The Elematec Agreement includes customary termination provisions and may be terminated if MML loses the right to use the thermoelectric generator technology it has licensed from Matrix Industries, Inc. In the event that Elematec terminates the Elematec Agreement, it will have a right to have its series A preferred shares repurchased by MML at the original purchase price of JPY180,000 (US$1,143.8) per share or the fair value of the preferred shares at the time of Elematec’s repurchase demand, whichever is higher.

Under the Elematec Agreement, MML has made certain commitments regarding the time to be dedicated to MML’s business by Kouji Eguchi, our Chief Executive Officer, and Yoshio Uekusa, the Representative Director of MML. MML has also committed that Messrs. Eguchi and Uekusa will not engage in certain activities that would compete with MML’s business while such persons are a shareholder, officer or employee of MML and for a period of two years thereafter.

Subsequent Events

Reorganization of Wellness Salon Business

On January 1, 2025, we completed a corporate reorganization in order to integrate our relaxation salon business subsidiaries into a single entity to allocate our therapist resources more efficiently and dynamically. Specifically, Wing Inc., as the surviving entity (i) merged with Medirom Human Resources Inc. and (ii) succeeded the wellness salon business at spa facilities from Joyhands Wellness Inc. On the same date, WING Inc. changed its corporate name to “Medirom Wellness Co.”

Sale of Joyhands Wellness Inc.

After the reorganization mentioned above, Joyhands Wellness Inc.’s sole operations consisted of its linen cleaning business. On the same date as the reorganization described above, we entered into an agreement to sell 100% of Joyhands Wellness Inc.’s shares to a third party.

Borrowings from Japanese Banks

On March 7, 2025, we entered into a loan agreement with Resona Bank, one of Japan’s leading banks, to borrow JPY350 million (US$2,224 thousand), part of which was used to repay an existing loan of JPY200 million (US$1,271 thousand) from Resona Bank. This increased our net borrowing amount by JPY150 million (US$953 thousand) and extended the repayment date on our borrowings from Resona Bank by approximately nine months.

In addition, on March 31, 2025, we also renewed our existing loan from Mitsubishi UFJ Bank, one of Japan’s largest banks. The borrowed amount under this loan is JPY267 million (US$1,695 thousand) and it is scheduled to mature on June 30, 2025.

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

A PPM Provider typically holds a certain amount of its customers’ cash in the form of prepaid amounts on the cards that have not yet been exchanged for goods or services. The total of such amounts for all customers of a PPM Provider is referred to as the “Outstanding Amount.” A Public Use PPM Provider is required to maintain deposits of at least half of its Outstanding Amount at the local Legal Affairs Bureau (although other arrangements are possible), in order to ensure that there are adequate funds for the card holders who are effectively loaning their money to the Public Use PPM Provider through their purchase of the prepaid card. At the end of March and September each year, the Public Use PPM Provider must calculate its Outstanding Amount and deposit half that amount at the Legal Affairs Bureau within two months. In the following year, if the Outstanding Amount has increased, the Public Use PPM Provider must pay the difference between such Outstanding Amount and the amount deposited with the Legal Affairs Bureau. We made our initial deposit of our Outstanding Amount with the Legal Affairs Bureau on November 28, 2016, in the amount of JPY125,261 (US$779 thousand), and made additional deposits and adjustments with each semi-annual reporting.

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

As a supplemental alternative to Re.Ra.Ku PAY, primarily for customers who are not familiar with smartphone applications, we also introduced seasonal paper-based prepaid tickets in October 2024. These tickets provide a small discount compared to paying with cash and have expirations of less than 180 days, depending on marketing campaigns.

We disallowed further balance deposits on Re.Ra.Ku Cards beginning on February 1, 2024. Accordingly, we expect the total balance of funds on Re.Ra.Ku Cards to decrease, as customers can only use their Re.Ra.Ku Cards for payment, and the deposited amount to the Legal Affairs Bureau to be refunded to us over time as the total balance of funds on Re.Ra.Ku Cards decreases. As of December 31, 2024, the total amount we had deposited with the Legal Affairs Bureau in connection with the Re.Ra.Ku Card balances was JPY127,006 thousand (US$807 thousand).

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

We obtained the “PrivacyMark” certification in Japan in July 2022. “PrivacyMark” is a certification which is given to enterprises that take appropriate measures to protect personal information. The “PrivacyMark” System was established by the Japan Information Processing Development Corporation (JIPDEC) in April 1998, and the “PrivacyMark” is certified and granted by JIPDEC as well as other designated organizations. Such private enterprises are granted the right to display “PrivacyMark” in the course of their business activities. The system is in compliance with Japan Industrial Standards (JIS Q 15001: Personal Information Protection Management System - Requirements). This “PrivacyMark” certification is highly valued and provides credibility. Therefore, it is often required by our business associates in the Digital Preventative Healthcare Segment, including health insurance providers, hospitals, and nursing homes. We intend to continue to take actions necessary to maintain this certification.

C.Organizational Structure

Our principal operating subsidiaries as of December 31, 2024 are as follows:

	Jurisdiction	Percentage Interest Held
Medirom Shared Services Inc.	Japan	100%
WING Inc.(1)	Japan	100%
JOYHANDS WELLNESS Inc.(1)	Japan	100%
Medirom Human Resources Inc.(1)	Japan	100%
SAWAN CO. LTD.	Japan	100%
ZACC Kabushiki Kaisha	Japan	100%
MEDIROM MOTHER Labs Inc.(2)	Japan	93.73%
(1)On January 1, 2025, WING Inc., and Medirom Human Resources Inc. merged into one entity, with WING Inc. as the surviving entity. In addition, JOYHANDS WELLNESS Inc. transferred its relaxation business at spa facilities to WING Inc. On the same date, WING Inc. renamed itself into “MEDIROM Wellness Co.” After completion of the aforementioned transfer, we also sold 100% of the shares of JOYHANDS WELLNESS Inc. on the same date.
(2)	In August 2024, we entered into an agreement with NFES Technologies Inc. under which NFES subscribed for series A preferred shares of MEDIROM MOTHER Labs Inc. Additionally, in October 2024, we entered into an agreement with Elematec Corporation under which Elematec subscribed for series A preferred shares of MML on the same economic terms as NFES. See “—Capital and Businesses Alliances of MEDIROM MOTHER Labs Inc.”

D.Property, Plants and Equipment

Please see a detailed discussion of our property, plants and equipment under “Item 4. Information of the Company—Property and Equipment”.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections of this annual report entitled “Information on the Company”, and our consolidated financial statements and related notes thereto, included elsewhere in this annual report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our fiscal year ends on December 31 and references to fiscal years 2022, 2023, and 2024 are to the fiscal years ended December 31, 2022, 2023 and 2024, respectively. In accordance with Instruction 6 to Item 5 of Form 20-F, we are omitting from this annual report a discussion of our results of operations for fiscal year 2022. For a discussion of our results of operations for the fiscal year ended December 31, 2022 compared with the fiscal year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” from our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the SEC on June 18, 2024.

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

As of December 31, 2024, we and our franchisees operated 308 salons, of which 163 were operated as Company-owned salons, 88 were operated by our franchisees, and 57 were investor-owned salons which the Company operated on their behalf. We consider both Company-owned salons and investor-owned salons which are managed by us as “directly-operated salons”.

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

These key indicators include:

●	Number of Salons. The number of relaxation salons, including both directly-operated relaxation salons and franchisees’ relaxation salons.
●	Number of Salons with Data. The number of relaxation salons for which comparable financial and customer data is available because they are integrated with our cloud-based customer relationship management, point of sale and reservation system, “PeakManager.” We refer to such salons as “Salons with Data.” When we expand our services to salons with existing operations, including through acquisitions, we seek to transition such salons to PeakManager when practicable. Accordingly, the proportion of Salons with Data has increased over time compared to the overall Number of Salons.
●	Total Customers Served. The number of customers served at Salons with Data, based on the total number of visits regardless of the customer’s identity.
●	Sales Per Customer. Total salon sales divided by total customers served at Salons with Data.
●	Repeat Ratio. The ratio of customers served who visited multiple times during the applicable month or other stated period to Total Customers Served in the applicable month or other stated period for Salons with Data.
●	Operation Ratio. The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month or other stated period for Salons with Data.
●	Sales of store operating rights. The number of specific salon locations for which operating rights have been sold to third-party investors during the applicable period as well as the aggregate gross contractual value from such sales. The sale of store operating rights does not involve the succession or assignment of leases or real estate contracts. After selling the right to operate a salon location, the Company group remains the lessor and the actual operator of the salon, making the operation of the salon equivalent to that of a directly managed operation. Store operating rights are sold to prospective investors, but the Company group is entrusted with operating the stores and returns a portion of the profits earned from them to investors as a yield. The number of salon locations sold and the gross contractual value from these sales include locations that we sold to certain investors, subsequently repurchased, and then resold to other investors, and the gross contractual value from these transactions. We believe this metric is useful because it helps track our progress in transitioning to a more asset-light business model, a strategy we began to implement in late 2021, and indicates the aggregate value of sales contracts we have executed in the applicable period in connection with this transition.

The following table sets forth the above key performance indicators for the periods presented:

	Number of Salons	Number of Salons with Data	Total Customers Served	Sales Per Customer		Repeat Ratio	Operation Ratio
January 2023	302	218	56,557	JPY	6,443	84.0%	44.6%
February 2023	302	218	56,370	JPY	6,443	83.0%	47.6%
March 2023	303	217	62,441	JPY	6,352	81.9%	47.0%
April 2023	301	219	63,682	JPY	6,250	81.4%	46.3%
May 2023	313	212	66,604	JPY	6,370	80.6%	48.7%
June 2023	313	219	68,069	JPY	6,350	81.2%	48.6%
July 2023	314	220	70,912	JPY	6,498	81.0%	48.1%
August 2023	315	221	66,323	JPY	6,592	81.3%	46.5%
September 2023	316	221	65,130	JPY	6,428	82.0%	46.7%
October 2023	316	221	68,608	JPY	6,486	83.3%	48.9%
November 2023	316	221	65,569	JPY	6,466	81.9%	47.7%
December 2023	312	221	71,173	JPY	6,634	81.7%	50.5%
January 2024	312	221	62,747	JPY	6,570	82.4%	48.2%
February 2024	310	219	54,443	JPY	6,662	83.8%	46.4%
March 2024	310	217	61,417	JPY	6,595	82.4%	46.5%
April 2024	309	232	69,986	JPY	6,616	82.0%	48.3%
May 2024	308	232	77,291	JPY	6,461	79.6%	50.1%
June 2024	307	231	73,259	JPY	6,511	80.4%	50.3%
July 2024	309	231	76,521	JPY	6,668	80.6%	50.3%
August 2024	311	232	72,250	JPY	6,705	80.1%	49.8%
September 2024	312	233	71,770	JPY	6,505	80.8%	50.3%
October 2024	313	234	72,252	JPY	6,630	81.8%	50.0%
November 2024	312	232	65,724	JPY	6,717	82.6%	48.8%
December 2024	312	231	68,571	JPY	6,913	82.8%	50.1%

The following table sets forth sales of store operating rights for the periods presented.

	Number of
	Locations for	Gross Contractual
	Which Store	Value from Sales of Store
	Operating Rights	Operating Rights (in
	Sold	thousands)
January 2023	1	JPY48,000
February 2023	1	JPY22,000
March 2023	3	JPY231,000
April 2023	1	JPY80,000
May 2023	5	JPY265,000
June 2023	3	JPY102,000
July 2023	0	JPY0
August 2023	0	JPY0
September 2023	5	JPY107,273
October 2023	1	JPY48,000
November 2023	2	JPY42,727
December 2023	15	JPY794,500
January 2024	0	JPY0
February 2024	3	JPY200,000
March 2024	8	JPY306,000
April 2024	2	JPY135,450
May 2024	6	JPY133,695
June 2024	2	JPY40,000
July 2024	1	JPY64,545
August 2024	3	JPY115,000
September 2024	4	JPY160,250
October 2024	1	JPY32,727
November 2024	1	JPY36,364
December 2024	29	JPY1,339,673

Our Number of Salons was 308 as of December 31, 2024, compared to 314 as of December 31, 2023.

The number of Salons with Data was 283 as of December 31, 2024, compared to 290 as of December 31, 2023.

Total Customers Served was 945,395 for the year ended December 31, 2024, compared to 979,252 in the year ended December 31 2023. We believe this decrease was primarily due to a decrease in the number of our salons and a shortage of our therapists due to increased competition for labor in Japan.

Sales per Customer were JPY7,111 (US$45.2) in the year ended December 31, 2024, an increase from JPY6,852 (US$43.5) in the year ended December 31, 2023. We believe the increase is primarily attributable to the full year contribution of our new pricing introduced in May 2023.

Our Repeat Ratio was 76.3% in the year ended December 31, 2024, a slight decrease from 76.8% in the year ended December 31, 2023. While our Repeat Ratio at newly developed salons has been increasing during the last few years, our average Repeat Ratio has slightly decreased. We believe this was primarily due to consumer attitudes shifting towards spending less in response to general inflationary trends in Japan.

Our Operation Ratio was 45.7% in the year ended December 31, 2024, a slight decrease from 46.8% in the year ended December 31, 2023. We believe this decrease was primarily caused by the decreased number of repeat customers due to the aforementioned factors.

The total number of salon locations for which we sold operating rights was 60, and the gross contractual value from such sales totaled JPY2,563,705 thousand (US$16,291 thousand) in the year ended December 31, 2024, as compared to 38 stores, with the gross contractual value of JPY1,710,500 thousand (US$10,869 thousand), during the year ended December 31, 2023. We believe this increase in locations sold and revenue is primarily attributable to continuously strong demand from investors.

Factors Impacting our Operating Results

We expect that our results of operations will be affected by a number of factors and will primarily depend on the global economy, general market conditions, customer preference, and the competitive environment.

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

Cost of Services.   The cost of service of relaxation business has been increasing. In our relaxation business, a substantial majority of our personnel are paid wages at or close to the statutory minimum wage. For the past decade, such minimum wage has been continuously increasing throughout Japan. In 2012, the minimum wage in Tokyo was JPY850 (US$5.40), but had risen to JPY1,072 (US$6.81) as of December 31, 2022, according to the Ministry of Health, Labor and Welfare. The trend continued in 2023 and in 2024. The minimum wage in Tokyo increased annually by 3.8% to JPY1,113 (US$7.07) as of December 31, 2023, and by 4.5% to JPY1,163 (US$7.39) as of December 31, 2024.

In addition, we are facing inflationary trends in general prices, including utility costs, due to factors such as geo-political developments and the recovery of the Japanese economy. We have updated our service prices in May 2023 as part of a renewal of our primary service lines in order to deal with such increased costs, as well as to adjust to the long-term trend of minimum wage increases. We may also consider further updates to our service prices to reflect such increases in our costs in the future.

Update of Business Model.   Since the fourth quarter of 2021, we have sought to become more asset-light by selling our owned salons to third-party investors and continuing to operate these sold salons on behalf of the investors. We believe this model will maximize the return on capital investment in our relaxation salon segment and allow us to accelerate salon openings by reinvesting the proceeds from the sales of salons, improve operational efficiency by focusing on salon operations, and generate additional income from the salons that were sold to investors and are under our management. In 2024, we sold 60 salons, while we sold 38 salons in 2023.

Specific Health Guidance Program.   In our Digital Preventative Healthcare Segment, we have been continuously involved in the Specific Health Guidance Program, promoted by the Ministry of Health, Labor and Welfare of Japan, which utilizes our upgraded Lav® application. We had active subscription orders from 86 corporate insurance associations as of December 31, 2024, an increase from 68 as of December 31, 2023. The number of users under the Specific Health Guidance Program was 2,393 in the year ended December 31, 2024, a slight increase from 2,389 in the same period in 2023. In addition, during the year ended December 31, 2024, we focused more on providing similar services to young employees at large corporations who are not eligible for the Specific Health Guidance Program. The number of younger generation users, which we define as users below the age of forty, who participated in the program for younger generations was 736 in the year ended December 31, 2024, as compared to 414 in the prior fiscal year. As of December 31, 2024, we had active subscription orders from 20 corporate insurance associations, compared with 12 as of December 31, 2023. The total number of active subscription orders from corporate insurance associations as of the end of 2024 and 2023 was 97 and 74, respectively, and the total number of users who participated in our Specific Health Guidance Program or the program for younger generations in 2024 and 2023 was 3,129 and 2,803, respectively.

Planned Acquisition of JGMC

On June 30, 2024, we entered into a share transfer agreement for the purpose of acquiring 70% of the issued and outstanding common shares of Japan Gene Medicine Corporation (“JGMC”) for ¥2,000,000 thousand (the “Initial Acquisition Purchase Price”) and making JGMC our subsidiary (the “Initial Acquisition”). In addition, we concurrently entered into a binding memorandum of understanding (the “MOU”) under which we were granted an option to purchase the remaining 30% of the issued and outstanding shares of JGMC that we will not acquire as part of the Initial Acquisition (the “Remaining Shares”). As of the date of this annual report, we are in negotiations with multiple banks and financial institutions to finance our planned acquisition of 70% of the equity of JGMC. However, as of the date of this annual report, we have not determined how much cash on hand, if any, will be used for this purpose. In addition, the amount and terms of the financing are subject to change, and we may seek additional acquisition financing arrangements going forward. We expect the incurrence of this additional indebtedness to significantly increase our interest costs in future periods.

See also “—Liquidity and Capital Resources—Business Loans.” We may also incur further indebtedness in connection with the Initial Acquisition or if we decide to exercise our option to purchase the Remaining Shares.

We expect to record a significant amount of goodwill in connection with the Initial Acquisition, reflecting the sum by which the aggregate fair value of consideration for the Initial Acquisition exceeds the estimated fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date. Such goodwill will be subject to impairment testing. If circumstances arise indicating that goodwill recorded in connection with the acquisition may be impaired, such as if we are unable to successfully realize the expected benefits of the acquisition, we may be required to record an impairment loss up to the full value of such goodwill on our consolidated balance sheet. For additional information regarding goodwill, see Note 1 to the consolidated financial statements included elsewhere in this annual report.

We also expect to record a certain amount of intangible assets and other assets of JGMC in connection with the Initial Acquisition, which we plan to reflect on our balance sheet after completion of the purchase price allocation. While JGMC’s business has continued to experience significant growth since its establishment and we believe it has strong potential for further growth, we estimate that, even assuming a hypothetical consolidation as of January 1, 2023 of JGMC (as it is expected to be structured upon our acquisition) with us, a substantial majority of our hypothetical consolidated total revenue for the year ended December 31, 2023 would have been derived from our existing businesses. We are currently assessing the potential impact of JGMC’s operations on our future results of operations, including the impact of any potential synergies with our existing businesses that we may realize.

For additional information regarding our acquisition of JGMC, see“Item 4. Information on the Company—Planned Acquisition of Japan Gene Medicine Corporation.”

A.Operating Results

Comparison of the Results for the Year Ended December 31, 2024 and December 31, 2023

(in thousands, except change % data and Adjusted EBITDA margin )	Year ended December 31,			Change (2024 vs 2023)
Consolidated Statement of Operations:	2024($)	2024(¥)	2023(¥)	$	¥	%
Revenues:
Relaxation Salon	47,317	¥7,446,200	¥6,059,851	$8,809	¥1,386,349	22.9%
Luxury Beauty	4,444	699,301	567,695	836	¥131,606	23.2%
Digital Preventative Healthcare	976	153,633	200,397	(297)	¥(46,764)	(23.3)%
Total revenue	52,736	8,299,134	6,827,943	9,349	¥1,471,191	21.5%
Cost of revenues and operating expenses:
Cost of revenues	38,463	6,052,849	5,259,075	5,044	¥793,774	15.1%
Selling, general and administrative expenses	14,244	2,241,515	1,960,447	1,786	¥281,068	14.3%
Impairment loss on long-lived assets	145	22,872	—	145	¥22,872	—%
Total cost of revenues and operating expenses	52,851	8,317,236	7,219,522	6,975	¥1,097,714	15.2%
Operating income (loss)	(115)	¥(18,102)	¥(391,579)	$2,373	¥373,477	(95.4)%
Other income (expenses):
Dividend income	—	2	2	—	—	—%
Interest income	—	8	1,111	(7)	¥(1,103)	(99.3)%
Interest expense	(316)	(49,745)	(36,868)	(82)	¥(12,877)	—%
Gain from sales of salons	258	40,631	413,678	(2,371)	(373,047)	(90.2)%
Other, net	476	74,919	34,278	258	¥40,641	118.6%
Total other income	418	65,815	412,201	(2,201)	¥(346,386)	(84.0)%
Income tax (benefit) expense	(575)	(90,478)	(94,427)	25	¥3,949	—%
Net income (loss)	878	138,191	115,049	147	¥23,142	20.1%
Adjusted EBITDA(1)	2,653	¥417,467	¥306,324	$706	¥111,143	36.3%
Adjusted EBITDA margin(2)	5.0%	5.0%	4.5%			0.5	pt.

(1)	For a reconciliation of Adjusted EBITDA to net loss, the most comparable U.S. GAAP measure, see the following table.

Reconciliation of non-GAAP measures:	Year ended December 31,
(in thousands, except Adjusted EBITDA margin)	2024($)	2024(¥)	2023(¥)
Net income (loss)	$878	¥138,191	¥115,049

Dividend income and interest income	—	(10)	(1,113)
Interest expense	316	49,745	36,868
Income tax expense (benefit)	(575)	(90,478)	(94,427)
Depreciation and amortization	1,843	290,038	252,595
Losses on disposal of property and equipment, net and other intangible assets, net	$45	7,109	(2,648)
Impairment loss on long-lived assets	145	22,872	—

Adjusted EBITDA	2,653	¥417,467	¥306,324
Adjusted EBITDA margin	5.0%	5.0%	4.5%

Revenues

Revenues derived from our Relaxation Salon Segment were JPY7,446,200 thousand (US$47,317 thousand) in the year ended December 31, 2024 and JPY6,059,851 thousand (US$38,507 thousand) in the year ended December 31, 2023.

The revenue from our Relaxation Salon Segment consists of revenue from directly-operated salons, revenue from franchising, and other revenues. In the year ended December 31, 2024, our revenue from directly-operated salons increased to JPY6,654,117 thousand (US$42,283 thousand) from JPY5,096,635 thousand (US$32,386 thousand) in 2023. Our revenue from franchising decreased to JPY813,718 thousand (US$5,171 thousand) from JPY922,550 thousand (US$5,862 thousand) in 2023.

The primary factor for the increase in revenues from directly-operated salons between 2023 and 2024 was increased sales of salons under the sale-and-outsource business model, which generated JPY1,007,800 thousand (US$6,404 thousand) in 2023, compared to JPY2,218,605 thousand (US$14,098 thousand) in 2024. In addition, store operation outsourcing revenue subsequent to the sales of salons also increased from JPY833,888 thousand (US$5,299 thousand) in 2023 to JPY1,322,885 thousand (US$8,406 thousand) in 2024.

The primary reason for the decrease in revenues from franchising was a decrease in the number of franchised salons. As of December 31, 2024, the number of franchised salons decreased to 88 compared to 96 salons as of December 31, 2023, due to our acquisitions of franchised salons and franchisees’ withdrawal from the business.

Our initial franchise fees and expected renewal franchise fees are recognized as revenue ratably over the expected average franchising contract life (seven to 10 years) on the opening date of the new franchised salons. In addition, our revenue from franchise royalties includes revenues from recurring royalty income, rental income from subleased salon properties, construction of franchised salons, uniforms and training sales.

Revenue from our Digital Preventative Healthcare Segment decreased by JPY185,986 thousand (US$1,320 thousand) from JPY200,397 thousand (US$1,273 thousand) in 2023 to JPY153,647 thousand (US$976 thousand) in 2024. This decrease was primarily due to a temporary suspension of shipments of MOTHER Bracelet® and MOTHER Gateway devices caused by technological issues such as malfunctioning of MOTHER Bracelet® devices due to static electricity generated from friction with blankets in nursing homes in winter, and data connectivity issues between multiple MOTHER Bracelet® and multiple MOTHER Gateway devices, partially offset with an increase in the number of participants in the Health Guidance Program and other Lav® app services.

Revenue from our Luxury Beauty Segment was JPY699,301 thousand (US$4,444 thousand) in 2024, an increase from JPY567,695 thousand (US$3,607 thousand) in 2023. The primary reason for this increase was the sale of one of ZACC’s salons under the same strategy we have implemented in our relaxation salon segment.

Revenue contributed by the operations of ZACC branded salons increased by JPY22,206 thousand (US$141 thousand) from JPY567,695 thousand (US$3,607 thousand) for the year ended December 31, 2023 to JPY589,901 thousand (US$3,748 thousand) for the year ended December 31, 2024. ZACC had total customers of 37,496 and 37,520 in 2023 and 2024, respectively, which remained largely unchanged year on year. For the year ended

December 31, 2024, more than 81.7% of customers were repeat customers, compared to 85.5% for the year ended December 31, 2023. This was primarily because new stylists debuted during the year and attracted their own new customers. Revenue per customer increased from JPY15,331 (US$97) in the year ended December 31, 2023 to JPY15,683 (US$100) in the year ended December 31, 2024.

For the year ended December 31, 2024, we focused more on the sale of merchandise in addition to attracting new customers. We are working to improve ZACC’s financial performance through efforts to hire additional talented assistants who have the potential to become top stylists and train current stylists to better promote their services via social networking services such as Instagram.

As a result of the foregoing, our total revenues were JPY8,476,834 thousand (US$53,866 thousand) in the year ended December 31, 2024 as compared to JPY6,827,943 thousand (US$43,388 thousand) in the year ended December 31, 2023.

Cost of Revenues

For the years ended December 31, 2024 and 2023, the cost of revenues was JPY6,052,849 thousand (US$38,463 thousand) and JPY5,259,075 thousand (US$33,419 thousand), respectively. The increase was primarily due to an increased number of salon purchase-back transactions, in which we repurchase salons from investors to whom we previously sold the salons. The cost of store sales increased from JPY177,238 thousand (US$1,126 thousand) in 2023 to JPY671,523 thousand (US$4,267 thousand). The cost of revenues as a percentage of total revenues was 72.9% during the year ended December 31, 2024 and 77.0% during the year ended December 31, 2023.

The cost of revenue from directly-operated salons increased by JPY1,023,160 thousand (US$6,502 thousand) from JPY4,552,408 thousand (US$28,928 thousand) in the year ended December 31, 2023 to JPY5,575,568 thousand (US$35,430 thousand) in the year ended December 31, 2024. The cost of revenue from franchising activities decreased by JPY206,944 thousand (US$1,315 thousand) from JPY523,330 thousand (US$3,325 thousand) in the year ended December 31, 2023 to JPY316,386 thousand (US$2,010 thousand) in the year ended December 31, 2024.

Selling, General and Administrative Expenses

For the years ended December 31, 2024 and 2023, the selling, general and administrative expenses were JPY2,241,515 thousand (US$14,244 thousand) and JPY1,960,447 thousand (US$12,458 thousand), respectively. Selling, general and administrative expenses as a percentage of total revenues in the years ended December 31, 2024 and 2023 were 27.0% and 28.7%, respectively. The increase in selling, general and administrative expenses in 2024 was primarily due to an increase in professional fees, increase in allowance for doubtful accounts, increase in amortization of store operating rights generated from repurchase of salons which had been sold to investors, increase in directors’ salaries, and increase in recruiting expenses.

Impairment Loss on Long-lived Assets

We recognized an impairment loss on long-lived assets of JPY22,872 thousand (US$145 thousand) in 2024, while we did not recognize impairment loss on long-lived assets for the year ended December 31, 2023.

Interest Expense

Interest expense increased from JPY36,868 thousand (US$234 thousand) in 2023 to JPY49,745 thousand (US$316 thousand) in 2024, primarily due to an increased borrowing amount from banks as well as additional interest with respect to the JPY300,000 thousand (US$1,906 thousand) convertible bonds issued to Triple One Investment Limited Partnership in October 2024.

Gain from Sales of Salons

We recognized gain from sales of salons of JPY40,631 thousand (US$258 thousand) in 2024, for the sales of salons to the investors from whom we also purchased back previously sold salons and settled the sales and purchase-back transactions without cash payments, compared to JPY413,678 thousand (US$2,629 thousand) in 2023.

Other Income—Net

Total other income increased by JPY40,641 thousand (US$258 thousand) to JPY74,919 thousand (US$476 thousand) in the year ended December 31, 2024 from JPY34,278 thousand (US$218 thousand) in the year ended December 31, 2023. The increase was primarily due to an decrease in miscellaneous losses partially offset by a decrease in miscellaneous income, and recognition of other extraordinary gains in 2024, which we did not recognize in 2023.

Income Tax (Benefit) Expense

Income tax benefit for 2024 was JPY90,478 thousand (US$575 thousand), compared to JPY94,427 thousand (US$600 thousand) in 2023. Because our capital exceeded JPY300,000 thousand (US$1,906 thousand) due to the public offering we closed in December 2024, Japanese tax law began to restrict Medirom’s utilization of loss carryforwards so that only up to half of income before tax on a standalone basis can be offset in any given year, which partially reduced our income tax benefit during 2024. On the other hand, WING Inc. was released from full recognition of valuation allowance over its deferred tax assets during 2024, which partially offset the decline in our income tax benefit as compared to 2023.

Net Income and Adjusted EBITDA

Our consolidated net income in the year ended December 31, 2024 was JPY138,191 thousand (US$878 thousand), or 1.7% of our consolidated revenue, while our consolidated net income for the year ended December 31, 2023 was JPY115,049 thousand (US$731 thousand), or 1.7% of our consolidated revenue, as a result of the key factors described above. Our Adjusted EBITDA increased to JPY417,467 thousand (US$2,653 thousand) in 2024 from JPY306,324 thousand (US$2,173 thousand) in 2023, resulting in an increase in Adjusted EBITDA margin to 5.0% for the year ended December 31, 2024 from 4.5% for the year ended December 31, 2023.

Comparison of the Results for the Year Ended December 31, 2023 and December 31, 2022

For a discussion of our results of operations for the fiscal year ended December 31, 2023 compared with the fiscal year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results” from our annual report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the SEC on June 18, 2024.

B.Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements. As of December 31, 2024, we had cash and cash equivalents of JPY329,399 thousand (US$2,093 thousand). We have generally funded our operations with cash flow from operations and sales of relaxation salons, and, when needed, with borrowings from Japanese financial institutions and other debt or equity financings. Our principal uses for liquidity have been to fund development of new salons, acquisitions of salons or relaxation businesses from franchisees or third parties, our daily operations, and general working capital purposes. In order to accelerate our growth strategy, particularly through the development of our new businesses, acquisitions of franchised or third-party relaxation salons, and/or organic development of new salons, and to fund our general working capital, we plan to continuously sell our existing salons to investors under the new operating model as described in “Item 4. Information on the Company—Our Growth Strategy.”

Going Concern

The Company had a working capital deficit for the last three years and an accumulated deficit in 2022. Despite having a positive net asset position as of December 31, 2024, and positive net income for the year ended December 31, 2024, we had negative cash flows from operations in 2024. We expect that our cash and cash equivalents as of December 31, 2024 of JPY329,399 thousand (US$2,093 thousand) may not be sufficient to fund our operating expenses, capital expenditure requirements, and debt service obligations for the 12 months following the issuance date of the audit opinion for the financial statements included elsewhere in this annual report. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern. The continuation as a going concern is dependent upon the Company’s ability to meet its financial requirements, raise additional capital, and the success of its future operations.

Management plans to alleviate the conditions that raise substantial doubt by raising additional capital through the issuance of common stock, other equity or debt financings, or refinancing of existing debt obligations. In addition, the Company has implemented plans to reduce the operating, and overhead and administrative expenses, including but not limited to cutting discretionary spending, renegotiating contracts to lower service costs, and switching to less expensive suppliers. However, the Company’s ability to issue equity securities or obtain debt financing on acceptable terms, or at all, will depend on, among other things, its financial performance, general economic factors, including inflation and then-current interest rates, the condition of the credit and capital markets and other events, some of which may be beyond the Company’s control. The Company refinanced an existing loan agreement and renewed a credit facility agreement subsequent to the year ended December 31, 2024. See Note 19 to the consolidated financial statements included elsewhere in this annual report for further detail. There are currently no written agreements in place for such funding or issuance of securities except for the debt refinancings described in Note 19 to the consolidated financial statements included elsewhere in this annual report, and there can be no assurance that such plans will be effectively implemented. In addition, from January 2025 to March 2025, we entered into eight salon sales agreements with investors for aggregate gross contractual value of JPY370,223 thousand (US$2,353 thousand), or net proceeds of JPY146,073 thousand (US$928 thousand). We have identified additional owned salons for sale and are currently marketing them to investors. We believe this model will provide upfront capital as well as maximize the return on capital investment in our salons. However, there is no assurance that such sales of salons can continuously be successful with favorable sales prices under the current trend of increasing interest rates in Japan. Accordingly, the Company has concluded that substantial doubt exists about the Company’s ability to continue as a going concern for a period of at least 12 months following the issuance date of the financial statements included elsewhere in this annual report.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

(in thousands)	Year ended December 31,
	2024($)	2024(¥)	2023(¥)	2022(¥)
Net (loss) income	$878	¥138,191	¥115,049	¥148,965
Net cash used in operating activities	(8,462)	(1,331,681)	(631,737)	(685,697)
Net cash (used in) provided by investing activities	2,296	361,393	¥(328,576)	¥580,437
Net cash (used in) provided by financing activities	7,583	1,193,340	461,206	340,097
Net (decrease) increase of cash and cash equivalents during the period	1,417	223,052	(499,107)	234,837
Cash and cash equivalents at beginning of period	$676	¥106,347	¥605,454	370,617
Cash and cash equivalents at end of period	$2,093	¥329,399	¥106,347	¥605,454

Operating Activities

Net cash used in operating activities decreased from JPY(631,737) thousand (US$(4,014) thousand) for the year ended December 31, 2023 to JPY(1,331,681) thousand (US$(8,462) thousand) for the year ended December 31, 2024. The primary factors for the decrease were decrease in accrued expenses caused by payments of taxes or social security expenses for the previous years, reclassification of proceeds from sales of salons to net cash (used in) provided by investment activities, and decrease in collection of accounts receivable-trade, which were partially offset by an increase in accounts payable .

Net cash used in operating activities decreased from JPY(685,697) thousand (US$(4,262) thousand) in the year ended December 31, 2022 to JPY(631,737) thousand (US$(3,927) thousand) in the year ended December 31, 2023. The primary factors for the decrease were accelerated cash collection from accounts receivable-trade, net, and increased non-cash expenses of depreciation and amortization for amortization of store operating rights for salons reacquired, offset by an increase in gains from sales of salons, which were reclassified as cash provided by investment activities due to an increased amount of sales of salons.

Investing Activities

Net cash (used in) provided by investing activities increased from JPY(168,287) thousand (US$(1,069) thousand) for the year ended December 31, 2023 to JPY361,393 thousand (US$2,296 thousand) for the year ended December 31, 2024. The primary contributor to the increase in net cash provided by investing activities was the proceeds collected from the sales of salons. The total amount of proceeds collected from the sales of salons for year ended December 31, 2024 was JPY908,419 thousand (US$5,773 thousand) while the Company collected JPY584,768 thousand (US$3,716 thousand) from the sales of salon for the year ended December 31, 2023.

The total amount of capital investments made for the year ended December 31, 2024 was JPY564,813 thousand (US$3,589 thousand). The primary uses of cash for investment activities were JPY493,405 thousand (US$3,135 thousand) for acquisitions of intangible assets for reacquisitions of salons from investors and franchisees and JPY71,408 thousand (US$454 thousand) for acquisitions of property and equipment for the development of new salons.

Net cash provided by investing activities was JPY580,437 thousand (US$3,608 thousand) in the year ended December 31, 2022 as compared to net cash used in investing activities of JPY(328,576) thousand (US$(2,042) thousand) in the year ended December 31, 2023. The primary uses of cash for investment activities were acquisitions of intangible assets for reacquisitions of salons from investors and franchisees, development of internally used software (for our Digital Preventative Healthcare Segment, Re.Ra.Ku PAY, our point of sale system and reservation website, and back-office functions), and acquisitions of property and equipment for the development of new salons, molds for MOTHER Bracelet® and back-office facilities.

The total amount of capital investments made in the year ended December 31, 2023 was JPY925,112 thousand (US$5,750 thousand). The main investments were JPY711,021 thousand (US$4,420 thousand) for repurchase of salon assets from investors, JPY135,840 thousand (US$844 thousand) for acquisitions of property and equipment, and JPY75,157 thousand (US$467 thousand) for cost additions for internal use software.

Financing Activities

The Company had net cash provided by financing activities of JPY1,193,340 thousand (US$7,583 thousand) for the year ended December 31, 2024, compared to net cash provided by financing activities of JPY300,916 thousand (US$1,912 thousand) for year ended December 31 , 2023. The primary factor for the increase were proceeds from issuance of common stock in a public offering that closed on December 11, 2024, proceeds from issuance of preferred stock in MML’s Series A financing round, and net increase of both short-term and long-term loans from banks.

Net cash provided by financing activities increased from JPY340,097 thousand (US$2,114 thousand) in 2022 to JPY461,206 thousand (US$2,867 thousand) in the year ended December 31, 2023. The primary factors for the increase were that proceeds from new borrowings from Japanese banks (less repayments of borrowings) and proceeds from sales of subsidiary shares in 2023, which exceeded the proceeds from issuance of convertible bonds (less repayments of borrowings) in 2022.

Business Loans

As of December 31, 2024, we had 17 business loans outstanding from seven Japanese financial institutions.

The balance on the outstanding principal as of December 2024 was JPY1,042,983 thousand (US$6,628 thousand), with interest rates ranging from 0.21% to 2.00%, and a weighted average interest rate of 1.35%. The loans mature at various dates through 2035. Our Chief Executive Officer and a director, Kouji Eguchi, is a guarantor with respect to five of our 17 outstanding loans. Additionally, Kazuyoshi Takahashi, the representative director of ZACC, is a personal guarantor of three of five outstanding loans for ZACC. None of the loan agreements contain any material financial covenants, although certain of the government-sponsored loans set a limit on the total loan amount we may borrow from other government-sponsored lenders.

As of the date of this annual report, we are in negotiations with multiple banks and financial institutions to finance our planned acquisition of 70% of the equity of JGMC. The amount and terms of this financing are subject to change, and we may seek additional acquisition financing arrangements going forward. See “Item 4. Information on the Company—Planned Acquisition of Japan Gene Medicine Corporation.”

Additional information regarding our business loans, including certain refinancing transactions since December 31, 2024, is included in Note 19 to our consolidated financial statements.

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

Convertible Bonds

As of December 31, 2024, we had JPY800,000 thousand (US$5,084 thousand) aggregate principal amount of convertible bonds outstanding, consisting of convertible bonds that we issued to Kufu Company Inc., a Japanese company, in December 2022 and to Triple One Investment Limited Partnership, a Japanese limited liability investment partnership, in October 2024.

The Kufu Company bonds, which we issued to Kufu Company in JPY500,000 thousand (US$3,177 thousand) aggregate principal amount, are unsecured, accrue interest at a rate of 5.0% per annum, payable on June 30, 2023 and semi-annually thereafter, and will mature on December 31, 2025, unless earlier converted. At any time between the six-month anniversary date of December 28, 2022 and before the close of business on December 30, 2025, Kufu Company, as the bond holder, may convert the bonds at its option, in whole or in part, into our common shares by exercising stock options that were issued to Kufu Company in connection with the bonds. The exercise price for the stock options is JPY755 per common share. This price is subject to reasonable adjustment under certain circumstances, including the Company’s issuance of shares at a price lower than the exercise price, but Kufu Company has waived any right to an adjustment in connection with the Company’s capital-raising transactions occurring prior to the maturity date. A downward adjustment to the exercise price would result in more shares being issued to Kufu Company upon conversion of the convertible bonds. On November 1, 2024, Kufu Company signed an agreement to amend certain terms of the convertible bonds.

Under the terms of the amendment, Kufu Company agreed to (i) waive its redemption right (ii) revise the maturity date from December 28, 2027 to December 31, 2025 and (iii) revise the deadline for exercising its conversion right from December 27, 2027 to December 30, 2025. Upon maturity, we currently plan to repay the convertible bonds held by Kufu Company through proceeds from one or more debt financings and/or issuances of convertible debt instruments, although the sources of such funds are subject to change.

In October 2024, we issued corporate convertible bonds in the aggregate principal amount of JPY300,000 thousand (US$1,906 thousand) to Triple One Investment Limited Partnership, a Japanese limited liability investment partnership. The bonds are unsecured, accrue interest at a rate of 2.0% per annum, payable on June 30, 2025 and semi-annually thereafter, and will mature on October 29, 2027. At any time between October 25, 2024 and October 29, 2027, Triple One may convert each bond, which are issued in denominations of ¥100,000 thousand and may be converted in whole but not in part, into our common shares at a conversion price of JPY 957 per share by exercising stock options that were issued to Triple One in connection with the bonds. In addition, there are certain conditions under the bond indenture, such as our failure to timely pay interest and remedy the nonpayment within a cure period, upon the occurrence of which Triple One is entitled to demand immediate repayment of the bonds.

Corporate Bonds

On June 16, 2024, we issued corporate bonds in aggregate principal amount of JPY70,000 thousand (US$445 thousand) and which mature on May 30, 2025 to Tan Lee, an individual. On September 17, 2024, we repaid JPY40,000 thousand (US$254 thousand) of such bonds. As of December 31, 2024, the outstanding balance of such corporate bonds was JPY30,000 thousand (US$191 thousand).

Cash Commitments from Contractual and Other Obligations

Payments of contractual obligations and commitments will require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments and financial obligations for various aspects of our operations. The following tables set forth the amount of our contractual obligations as of December 31, 2024

(in thousands JPY)	Payments due by period:
	Total	Less than 1 year	1-3 years	More than 3 years
Debt obligations	1,355,012	590,813	583,878	180,321
Operating lease obligations	2,168,665	815,327	1,177,874	175,464
Other obligations	8,277	1,950	6,327	—
Total	3,531,954	1,408,090	1,768,079	355,785

As of the date of this annual report, we are in negotiations with multiple banks and financial institutions to finance our planned acquisition of 70% of the equity of JGMC. The amount and terms of this financing are subject to change, and we may seek additional acquisition financing arrangements going forward. Accordingly, as of the date of this annual report, we have not determined what portion, if any, of the consideration to be paid for the acquisition JGMC will be paid using cash on hand. For more information about our planned acquisition of JGCM, see “Item 4. Information on the Company—Planned Acquisition of Japan Gene Medicine Corporation.”

C. Research and Development, Patents and Licenses, etc.

Our research and development activities have been focusing on development of Lav® which is our on-demand health monitoring smartphone application, embedded software or smartphone application for our MOTHER Bracelet®, and development of REMONY®, a centralized monitoring system through which health data generated from MOTHER Bracelet® worn by end users can be collected and monitored by the staff of hospitals, nursing homes, and any other business clients. Costs and expenses in connection with these development activities are capitalized as software assets, which are amortized over three years.

D. Trend Information

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

Franchise Revenue

Franchise revenue is comprised of (i) franchise fees, (ii) royalty income, (iii) staffing service revenue, (iv) sublease revenue, and (v) other franchise revenues. The Company and the franchisee enter into a franchise agreement which sets forth the standard terms and conditions of operating the franchised salon, as well as the fees and royalties over the term of the agreement. In most cases, an outsourcing agreement is also entered into in conjunction with the franchise agreement that specifies the terms of the sublease arrangement with the franchisee. Upon the franchisee’s request, the Company’s therapists are dispatched to franchise locations and franchisees must pay dispatch fees in accordance with the dispatched employees’ position.

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

(iii) Staffing service revenue

The Company also generates revenue from providing its therapists to franchisees, which are recognized as revenues based on the total number of working hours of the agency worker during the dispatched period. The Company has elected the ‘as-invoiced’ practical expedient for its staffing services where the fixed rate per hour is invoiced to the customer.

(iv) Sublease revenue

The Company leases the premises in which the majority of its franchisees operate, where the Company retains the head lease primary obligation, and has entered into corresponding sublease arrangements with franchisees. Revenues from sublease transactions with franchisees are recognized on a straight-line basis over the respective operating lease terms, or at the time of the underlying sales for variable lease payments, in accordance with Accounting Standards Codification (“ASC”) 842 Leases (“ASC 842”).

(v) Other franchise revenues

Other franchise revenues include other services provided to franchisees separately from the franchise agreements and include advertising, training, studio construction and hiring support. These services are primarily recognized as revenues when services are provided. The Company has elected the ‘as-invoiced’ practical expedient for its studio construction services where the consideration is invoiced to the customer.

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

See Note 13 to the consolidated financial statements included elsewhere in this annual report for further disclosures required under ASC 606.

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

The Company, as a lessee, applies the right-of-use model to account for lease transactions. Under the right-of-use model, right-of-use asset and lease liability are recognized at commencement date. The Company measures its lease liability at present value of future lease payments over the remaining term. The Company uses its incremental borrowing rate for the discount rate to calculate the present value of the payments since it is difficult and not practical to determine the interest rate implicit in the lease. The Company’s incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Right-of-use asset is initially measured as the initial amount of the lease liability, plus any lease payments made to the lessor before the lease commencement date, plus any initial direct costs incurred, minus any lease incentives received. When the Company determines a lease term, if a lease contract contains an option to extend its lease term, the Company is reasonably certain to exercise such option. This is mainly due to the severe economic loss the Company may face for not exercising the right of extension, such as recognizing impairment loss of attached facilities and loss resulting from failure to receive the franchise fee originally obtainable. Therefore, the lease term includes the extended term if the option to extend is exercised. Initial lease terms are generally between three and 10 years.

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

We recognized an impairment loss on long-lived assets of JPY22,872 thousand (US$145 thousand) in 2024, while we recognized no impairment loss of long-lived assets in 2023.

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

In 2024, we acquired the rehabilitation business of Y’s Inc., with MEDIROM Rehab Solution Inc., our 100% subsidiary, as the acquiring entity. For more details of the accounting treatments of the acquisition, see Note 2 to our consolidated financial statements.

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

Segments

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The new standard requires enhanced disclosures about segment information and significant segment expenses. It does not change how a public entity identifies its operating segments. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The new standard has been applied retrospectively to all periods presented in Note 11.

Recently Issued Accounting Pronouncements Not Yet Adopted

Disclosure Improvements

In October 2023, the FASB issued ASU No. 2023-06, Disclosure Improvements-Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This new standard modified the disclosure and presentation requirements of a variety of codification topics by aligning them with the SEC’s regulations. ASU 2023-06 will become effective for each amendment on the effective date of the SEC’s corresponding disclosure rule changes. The Company is currently evaluating the impact on its consolidated financial statements.

Income Taxes

In December 2023, the FASB issued 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures. The new standard requires public business entities to disclose information about income taxes paid, specific categories in the rate reconciliation, and additional information for reconciling items that meet a quantitative threshold. The guidance should be applied on a prospective basis. For public business entities, ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. For all other entities, the standard is effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the impact on its consolidated financial statements.

Comprehensive Income - Expense Disaggregation

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, to disclose additional information about specific expense categories. In January 2025, the FASB issued ASU 2025-01 Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40), which clarified the effective date for ASU 2024-03. These amendments are intended to provided more information about types of expenses in commonly presented expense captions. The amendments in this update are effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, and early adoption is permitted. The Company is currently evaluating the impact on the consolidated financial statements and related disclosures.

Debt-Debt with Conversion and Other Options

In November 2024, the FASB issued ASU 2024-04, Debt-Debt with Conversion and Other Options, which clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in ASU 2020-06. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and members of our board of directors and of our board of corporate auditors as of the date of this annual report. The business address of all of persons identified below is 2-3-1 Daiba, Minato-ku, Tokyo 135-0091, Japan.

Name	Age	Position(s) with our Company
Kouji Eguchi	51	Chief Executive Officer and Representative Director
Fumitoshi Fujiwara	59	Chief Financial Officer and Director
Akira Nojima	60	Independent Director
Tomoya Ogawa	48	Independent Director
Tsukasa Karyu*	69	Corporate Auditor
Osamu Sato*	64	Corporate Auditor
Toshiaki Komatsu*	51	Corporate Auditor

*	Members of our statutory Board of Corporate Auditors are not members of our Board of Directors.

Biographical Information

The following is a summary of certain biographical information concerning our executive officers, directors, and corporate auditors.

Kouji Eguchi.   Mr. Eguchi is the founder of our Company and has served as our Chief Executive Officer and as the representative director since our inception. Prior to founding our Company, he served as the head of the internet division at Carchs Co., Ltd (formerly Jac Holding Co., Ltd.) from April 1998 to April 1999, and as a board member of a subsidiary of Jac Holding Co., Ltd. from 1998 to 2002. Mr. Eguchi has also served as a director of the Association of Japan Relaxation Industry since 2010. In addition, Mr. Eguchi is the representative partner and 100% owner of COZY LLC. Mr. Eguchi received a Bachelor of Science degree in Marine Science and Technology from Tokai University.

Fumitoshi Fujiwara.   Mr. Fujiwara has served as our Chief Financial Officer and a director on our board of directors since March 2017. Mr. Fujiwara is also a director of SBC Medical Group Holdings Incorporated, a position he assumed in September 2024. Mr. Fujiwara founded Eaglestone Capital Management and has served as its Chief Executive Officer since 2009, and founded Linden Capital Partners LLC and has served as its Managing Partner since 2023. Prior to Eaglestone, Mr. Fujiwara founded AC Capital Inc., a private equity company, in 2003. During his time at AC Capital, Mr. Fujiwara was instrumental in raising JPY20 billion of investment in Tully’s Coffee Japan leading up to its initial public offering, and also served as a representative director of AC Capital Inc. from June 2002 to June 2009. Prior to AC Capital, Mr. Fujiwara founded Star Capital Partners, Inc. in 2000 and served as its Chief Executive Officer until October 2001. Prior to Star Capital Partners, Mr. Fujiwara served as an executive partner and director of Spiralstar Japan, Inc. from October 2000 to October 2001. Prior to Spiralstar Japan, Mr. Fujiwara founded other companies and also held numerous positions at Shuwa Corporations and Koei Tecmo Holdings Co., Ltd. (formerly Koei Co. Ltd.), including those in the finance, real estate and investor relations departments. Mr. Fujiwara served as a director of the Japanese Association of Turnaround Professionals from 2003 to 2018, and also as an absentee director at Due Diligence Meister Inc., from October 2000 to March 2009. Mr. Fujiwara received a Bachelor of Arts degree in Law from Meiji Gakuin University.

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

Toshiaki Komatsu.   Mr. Komatsu was elected as a corporate auditor of our Company at the Ordinary General Meeting of Shareholders on March 29, 2021. Previously, Mr. Komatsu worked for Fujitsu Limited, and founded Photocreate Co., Ltd. In 2020. Currently, Mr. Komatsu serves as the chairman of the board of directors at Photocreate Taiwan Corp. and also as the director of IoT Development at Toho International Inc. Mr. Komatsu received a Master of Science from Graduate School of Engineering Science, Osaka University.

There is no family relationship among any of the directors, corporate auditors and officers. There is no arrangement or understanding among any of our directors and corporate auditors or any other person pursuant to which our directors and corporate auditors are appointed

B.Compensation

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

Remuneration to our directors and corporate auditors is comprised of base compensation and stock options. In the fiscal year ended December 31, 2024, we paid an aggregate of approximately JPY53,198 thousand (US$338 thousand) to our directors, and an aggregate of approximately JPY5,700 thousand (US$36 thousand) to our corporate auditors. We did not grant stock options or provide discretionary bonuses during the fiscal year ended December 31, 2024. We have not set aside pension, retirement, or other benefits for our directors, corporate auditors or executive officers. None of the members of our board of directors is party to a service contract with us or any of our subsidiaries that provides for benefits upon termination of service.

The following table summarizes the total amount of remuneration paid to each category of our directors and corporate auditors in fiscal year 2024, including by the type of remuneration and the number of persons in each category.

			Number of
(in thousands, except stock options and number of persons in category)	Total amount of		persons
Category of directors and corporate auditors	remuneration	Base compensation	in category
Executive directors(1)	¥48,998	¥48,998	2
Outside directors(2)	4,200	4,200	2
Full-time corporate auditor(3)	¥3,300	¥3,300	1
Outside corporate auditors(4)	¥2,100	¥2,100	2
(1)Consist of Messrs. Kouji Eguchi and Fumitoshi Fujiwara.
(2)Consist of Messrs. Akira Nojima and Tomoya Ogawa.
(3)Consist of Mr. Toshiaki Komatsu.
(4)Consist of Messrs. Tsukasa Karyu and Osamu Sato.

Employee Stock Options

We have granted stock options to purchase our common shares, as authorized by our shareholders in December 2015, December 2016, and August 2020 (the “Pre-2024 Options”). In addition, On March 8, 2024, our board of directors adopted the MEDIROM Healthcare Technologies Inc. 2024 Equity Incentive Compensation Plan (the “2024 Equity Incentive Plan”), which was approved at our annual meeting of shareholders held on March 29, 2024. Under the 2024 Equity Incentive Plan, we may grant stock options, stock appreciation rights, restricted stock, restricted stock units and performance share awards to our Company’s directors, internal corporate auditors, officers, employees and consultants. A total of 497,500 shares of common stock are authorized for issuance under the 2024 Equity Incentive Plan. As of December 31, 2024, we had not issued any awards under the 2024 Equity Incentive Plan.

The purpose of these stock option grants and other equity-based awards is to enable our directors, corporate auditors, officers, employees and consultants to share in our success and to reinforce a corporate culture that aligns employee interests with those of our shareholders. Stock options granted prior to 2015 have all expired without having been exercised. The transfer of our Pre-2024 Options is generally prohibited, and the transfer of awards granted under the 2024 Equity Incentive Plan is also generally prohibited. A holder of Pre-2024 Options forfeits such stock options if they are no longer a director, corporate auditor, or employee of our Company, except under limited circumstances or as otherwise determined by our board of directors. Similarly, the 2024 Equity Incentive Plan provides that awards generally terminate upon the termination of an award recipient’s continuous service relationship with the Company and its affiliates, and following termination the award recipient will have a limited window in which to exercise awards that have vested, except that in the case of termination for cause the award recipient will forfeit their awards.

The following table summarizes the outstanding stock options we have granted since 2015, as of December 31, 2024:

				Number of
			Exercise Price	Common
Name of Issuance	Issuance Date	Expiration Date	(per share)	Shares Granted
Fifth Series	12/24/2015	12/21/2025	¥400	285,500
Seventh Series	12/22/2016	12/21/2026	¥2,000	174,000
Eighth Series	10/30/2020	9/30/2026	¥2,000	150,000
Tenth Series(1)	12/11/2024	12/9/2029	$2.1875	143,000
(1)The Tenth series was issued to ThinkEquity LLC, as representative’s warrants, on December 11, 2025 in connection with the public offering of our ADSs that closed on the same date.

For additional details, see Note 10 to our audited consolidated financial statements as of and for the years ended December 31, 2024 and 2023 included elsewhere in this annual report.

The following table summarizes the outstanding stock options with respect to our common shares that we had granted to our directors and corporate auditors as of December 31, 2024:

					Total		Total Number
					Number of		of Common
			End of	Exercise	Stock		Shares
		Beginning of	Exercise	Price	Options		Underlying
Name	Grant Date	Exercise Period	Period	(per share)	Granted		Stock Options
Tomoya Ogawa	12/24/2015	12/22/2017	12/21/2025	¥400	25	(1)	12,500
Kouji Eguchi	10/30/2020	10/1/2021	9/30/2026	¥2,000	150,000	(2)	150,000
(1)Each stock option is exercisable for 500 common shares.
(2)Each stock option is exercisable for one common share

C. Board Practices

Board of Directors

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

Under our Company’s current corporate structure, the Companies Act does not require our board of directors to have any independent directors. However, our board of directors is currently comprised of four directors, two of whom (Messrs. Akira Nojima and Tomoya Ogawa), are considered “independent”, as determined in accordance with the applicable NASDAQ rules, and also satisfy the requirements for an outside (or independent) director under the Companies Act.

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

Code of Business Conduct

Our board of directors has adopted a written code of business conduct that applies to our directors, corporate auditors, officers, and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents. Our code of business conduct is publicly available on our website at https://medirom.co.jp/en/business_conduct.

Limitation of Liability of Directors and Corporate Auditors

In accordance with Article 27 and Article 35 of our articles of incorporation, and pursuant to the provisions of Article 427 of the Companies Act, we are authorized to enter into agreements with our non- executive directors and corporate auditors, respectively, to limit his or her liability to our Company for any losses or damages arising from the conduct specified under Article 423 of the Companies Act; provided, that, the amount of such limited liability is either: (i) an amount set out in an agreement which shall be not less than one million (1,000,000) yen, or (ii) the amount stipulated in applicable laws and regulations, whichever is higher. Messrs. Akira Nojima and Tomoya Ogawa are considered independent, non-executive directors within the meaning of the Companies Act. We have not, however, executed any such limitation of liability agreements with any of our non-executive directors or corporate auditors.

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

D.Employees

Most of our Company’s group employees are employed by our wholly-owned subsidiary, Medirom Human Resources Inc. As of December 31, 2024, we had 334 employees on a full-time basis, 621 employees on a part-time basis, and 96 employees on a fixed-term basis. In connection with our reorganization on July 3, 2023, we transferred our employees of the parent company to our subsidiaries. As a result, as of December 31, 2024, MEDIROM Healthcare Technologies Inc. did not have any employees. See “Item 4. Information on the Company—Employees and Contracts” for additional information.

We do not use contract employees hired by any third-party agencies in our relaxation salons. We dispatch therapists and other employees to our franchisees from time to time and receive a fee for such services. Our employees are paid on a salary basis. We also offer an incentive program whereby relaxation therapists earn points for various reasons such as continuing as a Medirom relaxation therapist for certain designated periods of time or taking additional relaxation courses at our College. As the number of collected points increase, the relaxation therapist’s salary also increases.

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

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common shares as of December 31, 2024 for:

●	each of our named executive officers, directors, and corporate auditors;
●	all of our named executive officers, directors, and corporate auditors as a group; and
●	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our common shares.

To our knowledge, each shareholder named in the table has sole voting and investment power with respect to all of our common shares shown as “beneficially owned” (as determined by the rules of the SEC) by such shareholder, except as otherwise set forth in the footnotes to the table. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power and such term includes common shares that can be acquired within 60 days of December 31, 2024.

The calculations of percentage ownership in the table below are based on (i) 7,901,950 common shares issued and outstanding as of December 31, 2024, (ii) 293,000 common shares that are immediately issuable upon exercise of certain stock options as of December 31, 2024, and (iii) 662,251 common shares that may be issued upon exercise of stock options held by Kufu Company, Inc. that are associated with certain convertible bonds issued by the Company and held by Kufu Company, Inc., 313,479 common shares that may be issued upon exercise of certain stock options held by Triple One Investment Partnership that are associated with certain convertible bonds issued by the Company and held by Triple One Investment Partnership, and no exercise of the representative’s warrants held by ThinkEquity LLC. Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o MEDIROM Healthcare Technologies Inc., 2-3-1 Daiba, Minato-ku, Tokyo 135-0091, Japan.

	Common Shares
	Beneficially Owned(1)
Name of Beneficial Owner	Shares	Percentage (4)
Named Executive Officers, Directors, and Corporate Auditors:
Kouji Eguchi(2)	2,082,503	22.71%
Fumitoshi Fujiwara	40,000	*
Akira Nojima	1,200	*
Tomoya Ogawa(3)	41,000	*
Tsukasa Karyu	1,200	*
Osamu Sato	17,500	*
Toshiaki Komatsu	—	*
All named executive officers, directors, and corporate auditors as a group (seven) persons)	2,183,403	23.81%
5% or more Shareholders:
Kouji Eguchi(2)	2,082,503	22.71%

*	Represents less than 1% of the number of common shares outstanding.
(1)	In the table above, beneficial ownership is determined such that a person is deemed to be the beneficial owner of any common shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.
(2)	Mr. Kouji Eguchi also holds one Class A Share with special voting rights. See “Item 10.B. Memorandum and Articles of Association.” The aggregate number of common shares beneficially owned by Mr. Kouji Eguchi reflects (i) 1,884,960 common shares, (ii) 22,543 ADSs owned by COZY LLC, a private company 100% owned by Mr. Eguchi, and (iii) an aggregate of 150,000 common shares that may be issued upon exercise of stock options, held by Mr. Eguchi, and (iv) 25,000 common shares acquired from individual shareholders on July 31, 2023 by COZY LLC.
(3)	The aggregate number of common shares beneficially owned by Mr. Tomoya Ogawa reflects (i) 28,500 common shares, and (ii) an aggregate of 12,500 common shares that may be issued upon exercise of stock options, held by Mr. Ogawa.
(4)	The aggregate number of common shares beneficially owned by Kufu Company, Inc. reflects an aggregate of 662,251 common shares that may be issued upon exercise stock options held by Kufu Company, Inc. that are associated with certain convertible bonds issued by the Company and held by Kufu Company, Inc. The exercise price for the stock options held by Kufu Company is JPY755 per common share. This price is subject to reasonable adjustment under certain circumstances, including the Company’s issuance of shares at a price lower than the exercise price, but Kufu Company has waived any right to an adjustment in connection with the Company’s capital-raising transactions occurring prior to the maturity date. A downward adjustment to the exercise price would result in more shares being issued to Kufu Company upon conversion of the convertible bonds. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Convertible Bonds” for additional information regarding the convertible bonds held by Kufu Company.

As of December 31, 2024, we have 28 common shareholders of record, two of whom are record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in change of control of our Company. To our knowledge, we are not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly.

For additional information about our principal shareholders, please see “—Related Party Transactions” below.

B.Related Party Transactions

Arrangements with our Founder

Kouji Eguchi, our founder and Chief Executive Officer, is a guarantor for five bank loans on behalf of our Company. As of December 31, 2024, the outstanding amount of loans guaranteed by the CEO was JPY204,050 thousand (US$1,297 thousand). As of December 31, 2023, Mr. Eguchi was a guarantor for five such bank loans in the total outstanding amount of JPY208,916 thousand (US$1,328 thousand) and as of December 31, 2022, Mr. Eguchi was a guarantor for 12 such bank loans in the total outstanding amount of JPY233,480 thousand (US$1,484 thousand).

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

On January 19, 2023, COZY LLC (“COZY”), a company owned and controlled by Mr. Eguchi, who is the controlling shareholder of our Company, entered into a stock repurchase plan (the “Plan”) with a U.S. investment bank, for the purchase, from time to time during the period commencing on February 13, 2023 and ending on March 31, 2023 in accordance with the terms of the Plan, of up to JPY50 million of the ADSs. On January 18, 2023, our

Board of Directors approved the Plan. The Plan was made in accordance with Rules 10b5-1 and 10b-18 of the Securities Exchange Act of 1934, as amended. The timing and manner of the purchases and the price and amount of ADSs to be purchased would depend on a number of factors, including without limitation, market price of ADSs, general market and economic conditions, applicable legal requirements and other price, market, volume and timing constraints specified in the Plan. There was no assurance that any ADSs would be purchased under the Plan. All purchases of ADSs made under the Plan were funded by Mr. Eguchi personally. As of March 31, 2023 when the Plan ended, a total of 22,543 ADSs (representing a total purchase price of approximately JPY19.0 million) was purchased by COZY under the Plan.

On July 31, 2024, COZY entered into share purchase agreements with two shareholders of our common shares for the purchase of an aggregate of 25,000 common shares (representing a total purchase price of approximately JPY50 million), effective July 31, 2024. The shares to be purchased under these agreements were common shares, and no ADSs were subject to these transactions. In connection with COZY’s entry into the agreements, customary due diligence procedures were undertaken, after which Fumitoshi Fujiwara, as a general counsel of our Company, granted a waiver to COZY under our trading procedures stipulated in our Insider Trading Policy.

ZACC Loan Guarantees

Mr. Kazuyoshi Takahashi, the representative director of ZACC, is the guarantor for three bank loans on behalf of ZACC, which were borrowed by ZACC from two banks prior to the acquisition of ZACC. As of December 31, 2024, Mr. Takahashi’s guarantee has not been released and the outstanding amount of the loans guaranteed by Mr. Takahashi was JPY37,171 thousand (US$236 thousand).

Mr. Takahashi underwrote an unsecured corporate bond of the Company in the amount of JPY50,000 thousand (US$318 thousand) issued on May 10, 2022. The maturity date was August 15, 2022, and the bond bore interest at an annual rate of 5%. The bond was repaid in full in August 2022. On August 15, 2022, Mr. Takahashi underwrote a second corporate bond of the Company in the amount of JPY40,000 thousand (US$254 thousand), which matured on December 31, 2022, and for which all other terms were substantially the same as the first bond. The second corporate bond was fully repaid in December 2022.

Investment by Senior Executives in Subsidiary

On December 11, 2024, Issei Homan, Chief Technology Officer of MEDIROM MOTHER Labs Inc., and Yasuhiro Hayami, Chief Business Officer of MML, invested ¥45,000 thousand and ¥5,040 thousand, respectively, in MML’s Series A financing. On March 13, Yasuhiro Hayami made an additional investment of ¥1,080 thousand in MML’s Series A financing.

Agreements with Directors, Corporate Auditors, and Officers

Tomoya Ogawa, an independent director of our Company, is the sole owner of Kabushiki Kaisha LTW, a Japanese company. Kabushiki Kaisha LTW received JPY300,000 (US$1,906) per month (plus 10% consumption tax) from our Company as a consulting fee through March 2023. Following March 2023, he has been receiving director’s remuneration in place of the consulting fee. As of December 31, 2023 and 2022, the outstanding accrued expenses to Kabushiki Kaisha LTW were zero and JPY330 thousand, respectively.

Akira Nojima, an independent director of our Company, is the sole owner of Kabushiki Kaisha No Track, a Japanese company. Kabushiki Kaisha No Track received JPY50,000 (US$318) per month (plus 10% consumption tax) from our Company as a consulting fee through March 2023. Following March 2023, he has been receiving director’s remuneration in place of the consulting fee. As of December 31, 2023 and 2022, the outstanding accrued expenses to Kabushiki Kaisha No Track were zero and JPY110 thousand, respectively.

Osamu Sato, a corporate auditor of our Company, is a part-time employee of Ebis 20 Co., Ltd., a Japanese company. Ebis 20 Co., Ltd. received JPY100,000 (US$635) per month (plus 10% consumption tax) from our Company as a consulting fee through March 2023. Following March 2023, he has been receiving corporate auditor’s remuniation in place of the consulting fee. As of December 31, 2023 and 2022, the outstanding accrued expenses to Ebis 20 Co., Ltd were zero and JPY110 thousand, respectively.

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

B.Plan of Distribution

Not applicable.

C.Markets

See “Item 9.A. Offer and Listing Details” above.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The information set forth in Exhibit 2.3 “Description of Securities” to this annual report is incorporated herein by reference.

C.Material Contracts

Development and Production Agreement

In 2019, we acquired a minority interest in Matrix, a developer of a thermoelectric generator and boost converter. In furtherance of our relationship, we entered into a production and development agreement with Matrix on August 9, 2020 to develop and manufacture a health monitoring wearable device called MOTHER Bracelet®. Our MOTHER Bracelet® fitness device is designed to track and collect the health data of the wearer, such as calorie consumption, activity and sleep patterns. The agreement grants us exclusivity as to third parties in the Asia territory, except for certain prior contractual obligations of Matrix, for use of their thermoelectric power module and software in our MOTHER Bracelet® wearable device for one year following receipt of the sample product, or end of 2022, whichever is earlier. On December 8, 2022, the exclusivity agreement was extended to December 31, 2024, and we are currently negotiating for a further extension of this agreement.

We have not entered into any other material contracts for the year ended December 31, 2024, other than in the ordinary course of business and those described in “Item 4. Information on the Company” or elsewhere in this annual report.

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

Under FEFTA, among other triggering events, a Foreign Investor who desires to acquire shares in a Japanese company which is not listed on any stock exchange in Japan, is subject to a prior filing requirement, regardless of the acquired amount of shares, if such Japanese company engages any business in certain industries related to the national security. Such industries include, among other things, manufacturing in relation to weapons, aircraft, space, and nuclear power, as well as agriculture, fishery, mining, and utility service. Additionally, due to today’s growing awareness of cybersecurity, 2019 amendment to FEFTA expanded the scope of the prior filing requirement, broadly covering industries related to data processing businesses and information and communication technologies service. Since our Digital Preventative Healthcare Segment could potentially involve the processing of data by collecting, processing, and retaining customers’ health information, direct acquisition of our common shares, rather than ADSs, by a Foreign Investor could be subject to the prior filing requirement under FEFTA.

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

Taxation in Japan

Generally, a non-resident of Japan or non-Japanese entity (which we refer to as a “Non-Resident Holder”) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. A conversion of retained earnings or legal reserve (but not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is not treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation.

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

On the other hand, unless one of the applicable Tax Treaties reducing the maximum rate of withholding tax applies, the standard tax rate applicable to dividends paid with respect to listed shares, such as those paid by our Company on shares or ADSs, to Non-Resident Holders is 15% under the Japanese Income Tax Law, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares, in which case the applicable rate is 20% (Article 182(ii) of the Japanese Income Tax Law and Article 9-3(i) of the Japanese Special Tax Measures Law, including its relevant temporary provision for these withholding rates). On December 2, 2011, the “Special Measures Act to Secure the Financial Resources Required to Implement Policy on Restoration of the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding taxpayers need to pay a surtax, calculated by multiplying the standard tax rate by 2.1% for 25 years starting from January 1, 2013 (which we refer to as “Surtax”). As a result, the withholding tax rate applicable to dividends paid with respect to listed shares to Non-Resident Holders increased to 15.315% (which we refer to as “Withholding Tax Rate”) which is applicable for the period from January 1, 2013 until December 31, 2037.

The treaty rate normally overrides the domestic rate, but due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. Currently, the tax rate under the applicable tax treaty (i.e., 15% rate or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) is lower than that under the domestic tax law (i.e., Withholding Tax Rate, except for dividends paid to any individual holder who holds 3% or more of the total issued shares, in which case the applicable rate is 20.42% (standard tax rate of 20% imposed by Surtax)) and thus the treaty override treatment applies. As such, the tax rate under the Treaty applies for most holders of shares or ADSs who are U.S. residents or entities. In the case where the treaty rate is applicable, no Surtax is imposed, but in order to enjoy the lower treaty rate, the taxpayer must file a treaty application in advance with the Japanese National Tax Agency through our Company. Gains derived from the sale outside Japan of a Japanese corporation’s shares or ADSs by Non-Resident Holders, or from the sale of a Japanese corporation’s shares or ADSs within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese entity not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is a portfolio investor. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired a Japanese corporation’s shares or ADSs as a distributee, legatee or donee.

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

This discussion applies only to a U.S. holder that holds common shares or ADSs as “capital assets” under the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than U.S. federal income tax consequences, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. holder’s particular circumstances, including minimum tax consequences, the Medicare tax on certain net investment income, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:

●	are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;
●	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;
●	are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;

●	have a “functional currency” for U.S. federal income tax purposes that is not the U.S. dollar;
●	own common shares or ADSs as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;
●	acquire common shares or ADSs in connection with the exercise of employee stock options or otherwise as compensation for services;
●	are partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships and entities);
●	own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;
●	hold the common shares or ADSs in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or are former U.S. citizens or former long-term residents of the United States.

Each U.S. holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our common shares or ADSs.

Treatment of ADSs

For U.S. federal income tax purposes, a U.S. holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of common shares for ADSs generally will not be subject to U.S. federal income tax.

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

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Furthermore, because we may value our goodwill based on the market price of the ADSs, a decrease in the market price of the ADSs may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, we do not believe that we were a PFIC for the taxable year ended December 31, 2023. However, in light of recent declines in the market price of our ADSs, our risk of becoming a PFIC has increased. The market price of the ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for the current or any future taxable year.

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

Individuals and other non-corporate U.S. holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the common shares or ADSs on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Treaty, (ii) we are not a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for either our taxable year in which the dividend was paid or for the preceding taxable year, and (iii) certain holding period requirements are met. As mentioned above, on December 27, 2022, we received notification from NASDAQ that we were not in compliance with certain listing requirements. However, we regained compliance on June 1, 2023. In addition, on February 27, 2025, we received a written notification from NASDAQ that we are not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules for continued listing on The Nasdaq Capital Market. To regain compliance, the ADSs must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by August 26, 2025, the Company may be eligible for additional time to regain compliance or may face delisting.

There is no assurance that we will be able to regain compliance and remain in compliance with the listing requirements of NASDAQ in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Ownership of the ADSs—ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we must meet the Nasdaq Capital Market’s continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of the ADSs, which could make it more difficult for us to sell securities in a financing and for you to sell your ADSs.” For this purpose, ADSs listed on the NASDAQ will generally be considered to be readily tradable on an established securities market in the United States. Only the ADSs and not the common shares will be listed on the NASDAQ. Consequently, dividends received with respect to common shares that are not represented by ADSs may not be treated as qualified dividends. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our common shares or ADSs.

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

As an alternative to the foregoing rules, a U.S. holder may make a mark-to-market election with respect to our common shares or ADSs, provided such common shares or ADSs are treated as “marketable stock.” The common shares or ADSs generally will be treated as marketable stock if the common shares or ADSs are regularly traded on a “qualified exchange or other market,” as defined in applicable U.S. Treasury Regulations. The ADSs will be marketable stock as long as they remain listed on the NASDAQ, which is a qualified exchange for this purpose, and are regularly traded. As mentioned above, on December 27, 2022, we received notification from NASDAQ that we were not in compliance with certain listing requirements.

However, we regained compliance on June 1, 2023. In addition, on February 27, 2025, we received a written notification from NASDAQ that we are not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules for continued listing on The Nasdaq Capital Market. To regain compliance, the ADSs must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by August 26, 2025, the Company may be eligible for additional time to regain compliance or may face delisting. There is no assurance that we will be able to regain compliance and remain in compliance with the listing requirements of NASDAQ in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Ownership of the ADSs—ADSs representing our common shares are listed on the Nasdaq Capital Market. As such, we must meet the Nasdaq Capital Market’s continued listing requirements and other Nasdaq rules, or we may risk delisting. Delisting could negatively affect the price of the ADSs, which could make it more difficult for us to sell securities in a financing and for you to sell your ADSs.” We anticipate that the ADSs should qualify as being regularly traded but no assurances can be given in this regard. Only the ADSs and not the common shares will be listed on the NASDAQ. Consequently, a U.S. holder of common shares that are not represented by ADSs generally will not be eligible to make the mark-to-market election.

If a U.S. holder makes a valid mark-to-market election with respect to the ADSs, the holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. holder makes a mark- to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include borrowings and other financial liabilities. The sensitivity analyses in the following sections relate to our positions as of December 31, 2024.

The sensitivity analyses have been prepared on the basis that the amount of net debt, the ratio of fixed to floating interest rates of the debt and derivatives, and the proportion of financial instruments in foreign currencies are all constant, and on the basis of the hedge designations in place as of December 31, 2024. The analyses exclude the impact of movements in market variables on provisions. The analyses also assume that the sensitivity of the relevant statement of profit or loss item is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held on December 31, 2024, including the effect of hedge accounting.

For a discussion of market risk relating to our positions as of December 31, 2023, see “Item 11. Quantitative and Qualitative Disclosure About Market Risk” from our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the SEC on June 18, 2024.

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

Our bank borrowings of JPY1,042,983 thousand (US$6,628 thousand) as of December 31, 2024 consist of fixed interest rate loans of JPY747,266 thousand (US$4,748 thousand) and variable interest rate loans of JPY295,717 thousand (US$1,879 thousand). Based on our borrowings as of December 31, 2024, an increase of interest rates by 100 basis points on our variable interest rate loans would increase our interest expense by JPY719 thousand (US$5 thousand). If the increase were applied to all the fixed interest rate loans, the total impact to our interest expense would be JPY6,344 thousand (US$40 thousand).

As of the date of this annual report, we are in negotiations with multiple banks and financial institutions to finance our planned acquisition of 70% of the equity of JGMC. The amount and terms of this financing are subject to change, and we may seek additional acquisition financing arrangements going forward. See “Item 4. Information on the Company—Planned Acquisition of Japan Gene Medicine Corporation.”

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

While many of our business partners are Japanese domestic enterprises, we also have relationships with foreign enterprises and professionals to which our expenses may be paid in foreign currency. As our business expands overseas, our foreign currency exposure gives rise to more market risk associated with exchange rate movements of the Japanese yen mainly against the U.S. dollar, because most of our revenues are denominated in Japanese yen, while such expansion efforts outside Japan will cause us to incur more expenses in foreign currencies. Going forward, we anticipate that a certain portion of our expenses will continue to be denominated in foreign currencies. If such expansion efforts outside Japan are successful, however, a substantial amount of revenue could also be denominated in foreign currencies, particularly if we are able to develop and expand sales of MOTHER Bracelet® to markets outside Japan in the future. If our non- Japanese revenues increase substantially in the future, any significant change in the value of the currencies of the countries in which we do business against the Japanese yen could adversely affect our financial condition and results of operations due to translational and transactional differences in exchange rates. During the year ended December 31, 2024 a hypothetical 10% depreciation in the value of the Japanese yen to the U.S. dollar would have resulted in a JPY23,672 thousand (US$150 thousand) decrease in our net income (before income tax).

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

An impairment analysis is performed at each reporting date for major accounts on an individual basis. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in Note 1 to our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this annual report. We do not hold collateral as security. We believe that the concentration of risk with respect to trade receivables is low, since our receivables from consumers are collected directly at salons or through credit card companies or shopping malls, whose credit ratings are quite high, we control the daily bank accounts of our franchisees, and the geographic location of public bath operators and other business clients are highly diversified. No single customer accounted for 10% or more of our total revenue for the years ended December 31, 2022, 2023 and 2024.

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

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements, no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements, and not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements. We have elected to adopt these reduced disclosure requirements.

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act, or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised financial accounting standards. An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We would cease to be an “emerging growth company” upon the earliest of (i) December 31, 2025, (ii) the last day of the fiscal year during which our annual gross revenues are US$1.235 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non- convertible debt securities, and (iv) as of the end of any fiscal year in which the market value of our common shares held by non-affiliates exceeded US$700 million as of the end of the second quarter of that fiscal year (and we have been a public company for at least 12 months and have filed at least one annual report on Form 20-F).

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

Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective and does not provide reasonable assurance as to the reliability of our financial reporting due to the following material weaknesses:

Material weaknesses

●	Insufficiency of effective processes to ensure that all journal entries were properly reviewed and approved prior to posting to the general ledger;
●	Insufficient management review controls over key financial information including lack of evidence of review and approval of financial information;
●	The Company’s user access controls, including provisioning, de-provisioning, and periodic reviews, were not operating effectively, resulting in insufficient segregation of duties and inappropriate access to financially relevant systems and data; and
●	Ineffective internal controls over complex or non-routine accounting transactions, due to reliance on limited personnel and insufficient technical expertise, resulted in a material weakness affecting the consistent and timely application of U.S. GAAP.

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

Remediation Plan

Our management has taken steps and will continue to implement measures in the financial reporting process to remediate control deficiencies that result in material weaknesses including but not limited to, (i) utilization of the systems, (ii) streamlining of business processes, (iii) improving the capacity of the financial closing team through internal personnel assignments and support from external professionals, and (iv) performing user access controls, including provisioning, de-provisioning and periodic reviews.

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

Changes in Internal Control over Financial Reporting

We are currently in the process of remediating the material weaknesses described above. In 2025, we will continue to implement additional measures to remediate them. Other than the material weaknesses and remediation measures as described above, there were no other changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the aggregate fees for professional audit services and other services rendered by GuzmanGray, our independent registered public accounting firm since December 24, 2024, TAAD, LLP, our independent registered public accounting firm prior to the appointment of GuzmanGray and Baker Tilly US, LLP, our independent registered public accounting firm prior to the appointment of TAAD, LLP, for each of the years ended December 31, 2024 and 2023. The engagements of the auditors are pre-approved by the Board of the Company’s Corporate Auditors with consideration of the auditor’s independence, capabilities, understanding of our business and Japanese commercial customs, and audit and other audit-related service fees.

Year ended December 31
(in thousands)	2024	2023
Audit Fees (1)	¥101,779	¥93,742
Audit-Related Fees (2)	18,135	—
Tax Fees (3)	—	—
All Other Fees (4)	—	—

(1)	Audit Fees for 2024 and 2023 were for professional services associated with the annual audit of our audited consolidated financial statements, the reviews of our semi-annual condensed consolidated financial statements and the issuance of consents and comfort letters in connection with registration statement filings with the SEC.
(2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit Fees.” As part of our public offering of common shares represented by ADSs, which closed on December 11, 2024, we engaged TAAD, LLP and Baker Tilly US, LLP for provision of their auditor consents and comfort services in connection with our registration statement for the offering. No such services were incurred in 2023.
(3)	Tax Fees consist of fees for tax compliance, tax advice and tax planning. No such services were incurred in 2024 or 2023.
(4)	All Other Fees include any fees billed that are not audit, audit-related or tax fees. No such services were incurred in 2024 or 2023.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our Report of Foreign Private Issuer on Form 6-K (File No. 001-39809), filed with the SEC on December 27, 2024. There have been no disagreements of the type required to be disclosed by Item 16F(b).

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

In particular, as a foreign private issuer, we follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under NASDAQ Rule 5600, the requirement in NASDAQ Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in NASDAQ Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under NASDAQ Rule 5600 differ from Japanese law requirements:

●	NASDAQ Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and NASDAQ Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of four directors, two of whom are considered “independent”, as determined in accordance with the applicable NASDAQ rules. Our independent directors to regularly meet in executive sessions, where only the independent directors are present.
●	NASDAQ Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member Board of Corporate Auditors, each member of which meets the requirements of Rule 10A-3 under the Exchange Act. See “—Board of Corporate Auditors” below for additional information.
●	NASDAQ Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors collectively participates in the discussions and determination of compensation for our executives, directors and corporate auditors, and other compensation related matters.
●	NASDAQ Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors does not have a standalone nomination and corporate governance committee. Our board of directors collectively participates in the nomination process of potential directors and corporate auditors and oversee our corporate governance practices.
●	NASDAQ Rule 5620(c) sets out a quorum requirement of 331∕3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors and certain other matters.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted written Insider Trading Policies governing the purchase, sale, and other dispositions of our securities by our directors, corporate auditors, executive officers, employees, and our agents that are designed to promote compliance with applicable insider trading laws, rules and regulations in the United States and Japan, and the Nasdaq listing standards. A copy of our Insider Trading Policies is included in Exhibit 11.2 to this Annual Report.

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

We did not identify any cybersecurity incidents during the year ended December 31, 2024 that materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

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

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF MEDIROM HEALTHCARE TECHNOLOGIES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of MEDIROM Healthcare Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of MEDIROM Healthcare Technologies Inc. (the “Company”) as of December 31, 2024, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements of the Company as of December 31, 2023 and 2022, before the effects of the retrospective adjustments to the disclosures for the adoption of ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”) discussed in Note 11, were audited by other auditors whose report, dated June 18, 2024, expressed an unqualified opinion on those statements. We have also audited the retrospective adjustments to the disclosures for the adoption of ASU 2023-07 discussed in Note 11. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures related to the Company’s 2023 and 2022 consolidated financial statements other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2023 and 2022 consolidated financial statements as a whole.

Explanatory Paragraph – Going Concern

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GuzmanGray

We have served as the Company’s auditor since 2024.

Costa Mesa, California

April 29, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of MEDIROM Healthcare Technologies Inc:

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments to the disclosures for the adoption of ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”) discussed  in Note 11, the accompanying consolidated balance sheets of MEDIROM Healthcare Technologies Inc. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows, for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the “consolidated financial statements”) (the 2023 and 2022 financial statements before the effects of the adjustments discussed in Notes 11 to the financial statements are not presented herein). In our opinion, the consolidated financial statements, before the effects of the retrospective adjustments to the disclosures for the adoption of ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”) discussed  in Note 11, present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments to the disclosures for the adoption of ASU 2023-07 discussed in Notes 11 and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by GuzmanGray.

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

/s/ TAAD, LLP

We served as the Company's auditor from 2022 to 2024.

Diamond Bar, California

June 18, 2024

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2023

(Yen in thousands, except share data)

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	¥329,399	¥106,347
Time deposits	6,156	26,502
Accounts receivable-trade, net	1,355,489	621,867
Accounts receivable-other, net	646,207	606,074
Inventories	151,637	139,982
Prepaid expenses and other current assets	217,174	257,932
Total current assets	2,706,062	1,758,704
Property and equipment, net	435,659	451,498
Goodwill	389,131	484,564
Other intangible assets, net	1,139,297	920,700
Investments	87,418	81,542
Long-term accounts receivable-other, net	84,338	95,797
Right-of-use asset - operating lease, net	2,073,763	2,089,402
Lease and guarantee deposits	808,550	848,691
Deferred tax assets, net	285,882	101,636
Other assets	80,571	16,655
Total assets	¥8,090,671	¥6,849,189
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	¥1,014,205	¥137,697
Accrued expenses	325,544	1,261,909
Short-term borrowings	491,667	400,000
Current portion of long-term borrowings	620,813	100,415
Income tax payable	58,572	14,888
Current portion of contract liability	53,485	109,307
Advances received	409,710	402,742
Current portion of operating lease liability	792,781	763,422
Other current liabilities	414,704	370,213
Total current liabilities	4,181,481	3,560,593
Borrowings - net of current portion	764,200	1,050,802
Deposit received	236,179	261,922
Contract liability - net of current portion	36,913	71,134
Operating lease liability - net of current portion	1,287,509	1,334,630
Asset retirement obligation	378,907	344,346
Other liabilities	17,424	9,801
Total liabilities	6,902,613	6,633,228
Redeemable noncontrolling interests	200,160	―
COMMITMENTS AND CONTINGENCIES (NOTE 17)
SHAREHOLDERS’ EQUITY:
Common stock, no par value; 19,899,999 shares authorized; 7,994,450 shares issued and 7,901,950 shares outstanding and 4,975,000 shares issued and 4,882,500 shares outstanding at December 31, 2024 and 2023	352,523	19,900
Class A common stock, no par value; 1 share authorized; 1 share issued and 1 share outstanding at December 31, 2024 and 2023	100	100
Treasury stock, at cost- 92,500 common shares at December 31, 2024 and 2023	(3,000)	(3,000)
Additional paid-in capital	354,605	113,602
Retained earnings	229,040	80,277
Total 'equity attributable to shareholders of the Company	933,268	210,879
Noncontrolling interests	54,630	5,082
Total equity	987,898	215,961
Total liabilities and shareholders' equity	¥8,090,671	¥6,849,189

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Yen in thousands, except share and per share data)

	Years Ended December 31,
	2024	2023	2022
Revenues:
Revenue from directly-operated salons	¥7,352,868	¥5,656,519	¥5,396,294
Franchise revenue	792,633	971,027	1,163,998
Other revenues	153,633	200,397	393,765
Total revenues	8,299,134	6,827,943	6,954,057
Cost of revenues and operating expenses:
Cost of revenue from directly-operated salons	5,575,568	4,552,408	4,129,240
Cost of franchise revenue	316,655	523,330	645,733
Cost of other revenues	160,626	183,337	276,627
Selling, general and administrative expenses	2,241,515	1,960,447	1,805,490
Impairment loss on long-lived assets	22,872	―	―
Total cost of revenues and operating expenses	8,317,236	7,219,522	6,857,090
Operating income (loss)	(18,102)	(391,579)	96,967
Other income (expense):
Dividend income	2	2	2
Interest income	8	1,111	6,072
Interest expense	(49,745)	(36,868)	(9,800)
Gain from sales of salons	40,631	413,678	―
Subsidies	13,855	21,376	20,625
Foreign currency exchange gain	18,121	26,825	14,830
Other, net	42,943	(13,923)	51,078
Total other income	65,815	412,201	82,807
Income before income tax expense	47,713	20,622	179,774

Income tax (benefit) expense	(90,478)	(94,427)	30,809

Net income	138,191	115,049	148,965
Less: Net loss attributable to noncontrolling interests	(10,572)	(355)	―
Net income attributable to shareholders of the Company	¥148,763	¥115,404	¥148,965

Net earnings per share attributable to shareholders of the Company
Basic	¥29.13	¥23.64	¥30.54
Diluted	¥28.52	¥22.34	¥27.23

Weighted average shares outstanding
Basic	5,107,405	4,882,501	4,877,405
Diluted	5,851,516	5,166,653	5,470,655

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Yen in thousands, except share data)

	Common stock		Class A common stock		Treasury stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional paid-in capital	Retained earnings (accumulated deficit)	Noncontrolling interest		Total
Balance, January 1, 2022	4,975,000	¥1,223,134	1	¥100	92,500	¥(3,000)	¥1,265,456	¥(2,694,033)	¥	―	¥(208,343)
Net income	―	―	―	―	―	―	―	148,965		―	148,965
Balance, December 31, 2022	4,975,000	¥1,223,134	1	¥100	92,500	¥(3,000)	¥1,265,456	¥(2,545,068)	¥	―	¥(59,378)
Reduction in common stock and additional paid-in capital	―	(1,203,234)	―	―	―	―	(1,306,707)	2,509,941		―	―
Net income	―	―	―	―	―	―	―	115,404		(355)	115,049
Gain on sale of shares of subsidiaries	―	―	―	―	―	―	154,853	―		5,437	160,290
Balance, December 31, 2023	4,975,000	¥19,900	1	¥100	92,500	¥(3,000)	¥113,602	¥80,277		¥5,082	¥215,961
Issuance of common stock from stock option exercises	159,450	―	―	―	―	―	21,362	―		―	21,362
Issuance of common stock from public offering	2,860,000	332,623	―	―	―	―	219,641	―		―	552,264
Subsidiary's Series A Preferred Stock Issuance	―	―	―	―	―	―	―	―		60,120	60,120
Net income	—	—	―	―	―	―	―	148,763		(10,572)	138,191
Balance, December 31, 2024	7,994,450	¥352,523	1	¥100	92,500	¥(3,000)	¥354,605	¥229,040		¥54,630	¥987,898

Note : Changes in the redeemable noncontrolling interests are not included in this table.

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Yen in thousands)

	Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income	¥138,191	¥115,049	¥148,965
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	290,038	252,595	184,056
Gain from sales of directly-owned salons	(1,697,112)	(1,244,240)	(858,548)
Change in provision for credit losses	49,780	1,958	(36,355)
Foreign currency exchange gain	(8,969)	(17,402)	―
(Gains) losses on disposal of property and equipment, net, other intangible assets, net and goodwill	7,109	(2,648)	12,908
Impairment loss on long-lived assets	22,872	―	―
Deferred income taxes, net	(188,706)	(101,636)	―
Other non-cash losses – net	53,146	45,718	―
Changes in operating assets and liabilities:
Accounts receivable-trade, net	339,120	580,681	(222,384)
Accounts receivable-other, net	(39,159)	43,382	(210,476)
Inventories	(10,612)	(25,873)	(95,406)
Prepaid expenses and other current assets	(2,362)	(530)	(181,477)
Lease and guarantee deposits	46,853	46,652	(27,185)
Accounts payable	876,508	(69,884)	(23,318)
Accrued expenses	(1,048,548)	97,045	517,714
Income tax payable	43,684	(45,006)	19,173
Contract liability	(90,042)	(64,999)	(82,636)
Advances received	(27,939)	(104,663)	(111,109)
Other current liabilities	22,740	(77,447)	254,742
Deposit received	(25,743)	(42,656)	(24,411)
Other assets and other liabilities – net	(82,530)	(17,833)	50,050
Net cash used in operating activities	(1,331,681)	(631,737)	(685,697)
Cash flows from investing activities:
Purchases of time deposits	(5,656)	―	―
Proceeds from maturities of time deposits	26,004	―	―
Acquisition of investments	―	(3,094)	―
Proceeds from sale of investment securities	3,558	―	―
Acquisition of property and equipment	(71,408)	(135,840)	(120,740)
Proceeds from sale of property and equipment	―	―	40,620
Acquisition of intangible assets	(493,405)	(786,178)	(45,761)
Proceeds from sale of salons	908,419	584,768	851,719
Acquisition of businesses – net of cash acquired	(21,348)	―	(148,000)
Payment received on short-term loans receivable	―	113	―
Payment received on long-term accounts receivable-other, net	15,229	11,655	2,599
Net cash provided (used in) by investing activities	¥361,393	¥(328,576)	¥580,437

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Yen in thousands)

	Years Ended December 31,
	2024	2023		2022
Cash flows from financing activities:
Proceeds from issuance of common stock, net of issuance costs	¥608,101	¥	―	¥	―
Proceeds from issuance of preferred stock	260,280		―		―
Proceeds from short-term borrowings	710,000		400,000		―
Repayment of short-term borrowings	(588,333)		―		(162,252)
Proceeds from long-term borrowings	300,000		―		547,619
Repayment of long-term borrowings	(96,708)		(99,084)		(45,270)
Proceeds from sale of subsidiary stock	―		160,290		―
Net cash provided by financing activities	1,193,340		461,206		340,097

Net increase (decrease) in cash and cash equivalents	223,052		(499,107)		234,837
Cash and cash equivalents at beginning of year	106,347		605,454		370,617
Cash and cash equivalents at end of year	¥329,399		¥106,347		¥605,454

Supplemental disclosures of cash flow information:

Cash paid during the year for:
Interest	¥47,558		¥34,575		¥7,535
Income taxes	12,777		52,105		30,809

Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for lease liabilities	¥901,202		¥931,521		¥673,468
Purchases of property and equipment included in accrued expenses	12,304		4,624		―
Purchases of intangible assets included in accrued expenses	93,000		9,480		―
Sales of salons included in accounts receivable	1,135,127		455,464		134,876
Deferred stock issuance costs included in accrued expenses	84,339		―		―
Reduction in common stock and additional paid-in capital	―		2,509,941		―

Refer to Note 8, “Leases” for supplemental cash flow information related to leases.

The accompanying notes are an integral part of the consolidated financial statements.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

1.  Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

MEDIROM Healthcare Technologies Inc. (“Parent”) and its eight subsidiaries (collectively, the “Company”) are one of the leading holistic health services providers in Japan. The Company is a franchisor and operator of healthcare salons across Japan and is a preferred platform partner for large consumer brands, healthcare service providers, and government entities to affect positive health outcomes. The Company primarily engages in three lines of business: Relaxation Salon Segment (retail), Luxury Beauty (retail) and Digital Preventative Healthcare Segment (healthtech). Refer to description below and Note 11 for segment information.

Parent was originally incorporated in Japan on July 13, 2000 under the name “Kabushiki Kaisha Young Leaves.” In January 2017, Parent changed Parent’s name to “MEDIROM Inc.” In March 2020, Parent changed Parent’s name to “MEDIROM Healthcare Technologies Inc.”

Relaxation Salon Segment (See Note 11 for segment information)

The Relaxation Salon Segment is the core of our business, whereby we own, develop, operate, or franchise and support relaxation salons. The salon locations cover major cities throughout Japan, with strong market presence in the Tokyo metropolitan area. The Segment includes several Relaxation Salon brands including Re.Ra.Ku®, and as of December 31, 2024, 2023 and 2022, it has a total of 308, 314 and 312 salons, respectively. The following table presents total number of salons by operation type:

	Number of
	Relaxation Salons
	2024	2023	2022
Directly-operated	220	217	199
Franchised	88	97	113
Total	308	314	312

The number of salons in Directly-operated includes 57, 41 and 31 investor-owned salons as of December 31, 2024, 2023 and 2022, respectively.

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

Basis of Presentation

The accompanying consolidated financial statements are presented in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”).

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Going Concern and Liquidity

The Company had a working capital deficit for the last three years and an accumulated deficit in 2022. Despite having a positive net assets position as of December 31, 2024, and positive net income for the year ended December 31, 2024, we had negative cash flows from operations in 2024. We expect that our cash and cash equivalents as of December 31, 2024 of JPY329,399 thousand (US$2,093 thousand) may not be sufficient to fund our operating expenses, capital expenditure requirements, and debt service obligations for the 12 months following the issuance date of the audit opinion for the financial statements contained in this annual report. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern. The continuation as a going concern is dependent upon the Company’s ability to meet its financial requirements, raise additional capital, and the success of its future operations.

Management plans to alleviate the conditions that raise substantial doubt by raising additional capital through the issuance of common stock, other equity or debt financings, or refinancing of existing debt obligations. In addition, the Company has implemented plans to reduce the operating, and overhead and administrative expenses, including but not limited to cutting discretionary spending, renegotiating contracts to lower service costs, switching to less expensive suppliers. However, the Company’s ability to issue equity securities or obtain debt financing on acceptable terms, or at all, will depend on, among other things, its financial performance, general economic factors, including inflation and then-current interest rates, the condition of the credit and capital markets and other events, some of which may be beyond the Company’s control. The Company refinanced the existing loan agreement and renewed the credit facility agreement subsequent to the year-ended December 31, 2024. See subsequent event footnote for the further detail. There are currently no written agreements in place for such funding or issuance of securities except for the debt refinances described in the subsequent event footnote and there can be no assurance that such financing plans will be effectively implemented. Accordingly, the Company has concluded that substantial doubt exists about the Company’s ability to continue as a going concern for a period of at least 12 months following the issuance date of these financial statements.

The Company’s consolidated financial statement as of December 31, 2024, were prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

Consolidation and Variable Interest Entities

On May 31, 2023, the board of directors approved a reorganization, which consists of (i) an Incorporation-type Company Split Plan, pursuant to which the Company spun off the Digital Preventative Healthcare business and transferred and assigned it to MEDIROM MOTHER Labs Inc. (“MML”), a newly established wholly-owned subsidiary, which is expected to solely conduct the Digital Preventative Healthcare business going forward; and (ii) an Absorption-type Company Split Agreement, pursuant to which the Company spun off the existing salon development department (which is responsible for sourcing and setting up store spaces) and general corporate department (which includes accounting, legal, general affairs, human resources, IT and any other corporate functions) and had Bell & Joy Power Partners Inc., an existing wholly-owned subsidiary, assume such operations going forward (on the same day, Bell & Joy Power Partners Inc. was renamed into Medirom Shared Services Inc.). As these subsidiaries were under common control, there was no impact to the consolidated financial statements. The reorganization became effective on July 3, 2023.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

The consolidated financial statements for the year ended December 31, 2024 include the accounts of Parent and the following subsidiaries: Medirom Healthcare Technologies Inc, JOYHANDS WELLNESS Inc., Wing Inc., Medirom Shared Services Inc., SAWAN Co., Ltd., ZACC Kabushiki Kaisha (“ZACC”), Medirom Human Resources Inc., MEDIROM MOTHER Labs Inc.,and MEDIROM Rehab Solutions Inc. For those consolidated subsidiaries where the Company’s ownership is less than 100%, the portion of the net income or loss allocable to the noncontrolling interests is reported as “Net income attributable to noncontrolling interests” in the Consolidated Statements of Operations. All intercompany transactions have been eliminated in consolidation. Investments in companies over which the Company has significant influence but not control are accounted for by the equity method. The Company evaluates its investments and other significant relationships to determine whether any investee is a variable interest entity (“VIE”). If the Company concludes that an investee is a VIE, the Company evaluates its power to direct the activities of the investee, its obligation to absorb the expected losses of the investee and its right to receive the expected residual returns of the investee to determine whether the Company is the primary beneficiary of the investee. If the Company is the primary beneficiary of a VIE, the Company consolidates such entity and reflects the noncontrolling interest of other beneficiaries of that entity. There is no VIE where the Company is the primary beneficiary as of December 31, 2024 and 2023.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, the allowance for credit losses, fair value of intangible assets acquired through business combination, impairment of long-lived assets and goodwill, asset retirement obligations, valuation of stock-based compensation, going concern, valuation of deferred tax assets, useful life for long-lived assets and valuation of investments. Management bases these estimates on assumptions that it believes to be reasonable under the circumstance, including considerations for the unwinding of the COVID-19 pandemic.

Foreign Currency Translation

The Company uses Japanese yen as its functional and reporting currency. Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the respective year-end exchange rates. All revenue and expenses from assets and liabilities denominated in foreign currencies are converted to Japanese yen at the exchange rate prevailing when transactions occur. Exchange gains and losses resulting from foreign currency transactions and the conversion of monetary assets and liabilities denominated in foreign currencies are included in foreign currency exchange gain (loss) in the consolidated statements of operations.

Noncontrolling Interests

Noncontrolling interests represent the portion of profit or loss, net assets, and comprehensive income or loss that is not allocable to the Company as a result of the sale of ownership interest in MML to certain third-party investors. At the end of each reporting period, the Company determines the amount of equity (at book value) that is allocable to noncontrolling interests based upon the respective ownership interests.

In September and October 2024, MEDIROM MOTHER Labs Inc., a subsidiary of the Company, issued series A preferred stock to third-party investors and two senior executives for ¥260,280 thousand in its equity financing. Although the preferred stock has no dividend rights, it has a right of payment equivalent to the amount paid per share of the stocks before the common stock shareholder when distributing residual assets. Certain noncontrolling interests related to these Series A Preferred Stock are redeemable interests subject to put rights upon the occurrence of certain contingent events. The rights are triggered by events preventing the subsidiary's technological or legal capacity to commercialize its products. As redemption of the noncontrolling interest is not solely in the control of the Company, it is recorded between liabilities and equity on the consolidated balance sheets at its redemption value.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

Accounts Receivable—Trade, Net

The accounts receivable-trade on the Company’s consolidated balance sheets primarily includes accounts receivables from third-party investors and franchisees. The balance is presented net of an allowance for expected credit losses (i.e., doubtful accounts), primarily related to receivables from third-party investors and the Company’s franchisees. The Company monitors the financial condition of them and records provisions for estimated losses on receivables when it believes they are unable to make their required payments based on factors such as delinquencies, aging trends and expectations of forward-looking loss estimates. The allowance for expected credit losses is the Company’s best estimate of the amount of probable credit losses incurred related to existing accounts and receivables. The allowance for credit losses related to accounts receivable-trade was ¥70,495 thousand and ¥15,925 thousand at December 31, 2024 and 2023, respectively.

Accounts Receivable—Other, Net and Long-Term Accounts Receivable—Other, Net

The accounts receivable—other on the Company’s consolidated balance sheets primarily includes accounts receivable from commercial facility landlords and credit card companies related directly-operated salon’s revenue and franchisee’s revenue collected by these entities on behalf of the Company. As of December 31, 2024 and 2023, accounts receivable from commercial facilities and credit card companies of ¥454,545 thousand and ¥439,340 thousand, respectively, are included in the accounts receivable—other, net on the consolidated balance sheets. The balance is presented net of an allowance for expected credit losses (i.e., doubtful accounts). The Company monitors the financial condition of its debtor and records provisions for estimated losses on receivables when it believes debtors are unable to make their required payments based on factors such as delinquencies and aging trends. The allowance for credit losses is the Company’s best estimate of the amount of probable credit losses incurred related to existing accounts and receivables. As of December 31, 2024 and 2023, the allowance for credit losses related to accounts receivable-other was ¥ 457 thousand and ¥ 457 thousand, respectively.

Long-term accounts receivable—other mainly consists of a non-interest bearing receivable due from an unrelated business entity, with a monthly repayment amount of ¥1,200 thousand and maturity of July 31, 2038. As of December 31, 2024 and 2023, the principal balance due was ¥183,075 thousand and ¥199,325 thousand, respectively. The short-term principal balance due was ¥14,400 thousand and ¥12,750 thousand as of December 31, 2024 and 2023, which are included in accounts receivable-other, net in the consolidated balance sheets. Long-term accounts receivable—other includes other long-term accounts receivable of ¥13,019 thousand as of December 31, 2024 and 2023. The Company monitors the financial condition of its obligor and records provisions for expected credit losses on receivables when it believes the obligors are unable to make their required payments. As of December 31, 2024 and 2023, the related allowance for credit losses on long-term accounts receivable—other was ¥111,756 thousand and ¥116,547 thousand, respectively.

Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash. The Company primarily places its cash with high-credit quality financial institutions. The Company’s cash deposits, of up to ¥10,000 thousand are insured by the Japanese government. From time to time, the Company has deposits in excess of the insured amounts.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Sale of Salons, Repurchases, and Accounts Receivable Concentration

As of December 31, 2024, accounts receivable – trade related to salon sales included approximately ¥313 million due from one of investors (“Investor A”), representing approximately 15% of total receivables. During the year ended December 31, 2024, the Company sold six directly-operated salons to Investor A for total consideration of approximately ¥333 million. In the same period, the Company also repurchased two salons from Investor A, which had originally been sold by the Company prior to 2024, for a total of approximately ¥75 million. Subsequent to year-end, the Company repurchased six additional salons from Investor A, which were also originally sold by the Company prior to 2024, totaling approximately ¥441 million. Those transactions were recorded based on their contractual amounts as negotiated with the counter values. The amounts due to and from this investor were substantially offset in settlement. No significant financing components were identified in these transactions.

These transactions are aligned with the Company’s recurring strategy of developing and monetizing its salon portfolio while maintaining operational continuity through long-term service agreements. The Company continues to provide management services for many of the salons sold. Management believes that the disclosure of these transactions provides meaningful transparency regarding significant counterparty relationships and offsetting arrangements, in accordance with U.S. GAAP. Refer to “Revenue Recognition” and Note 13 for further details.

Inventories

Inventories consist principally of finished goods and raw materials of Mother Bracelet. Inventories are stated at the lower of cost or net realizable value, cost being determined by the first-in, first-out method for merchandise. The Company reviews its inventories for obsolete or unsalable items and adjusts the carrying value to reflect estimated net realizable values.

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
(5)

Factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

Rental expenses are recorded in the consolidated statements of operations based on the nature of the underlying lease. Rental expense related to leases for directly-operated salons and for leased properties that are subsequently subleased to franchisees are recorded to cost of revenue from directly-operated salons and cost of franchise revenue, respectively, and rental expense related to leases for corporate offices is recorded to selling, general and administrative expenses.

Rental revenue for operating leases on properties subleased to franchisees is recorded to franchise revenue. Terms and conditions of the sublease agreements are arranged to pass through lease obligations under head leases to the franchisees. Sublease income is presented on a gross basis on the accompanying consolidated statements of operation, as the Company remains the primary obligor.

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

Change in Accounting Estimate

In 2024, considering the unwinding of the COVID-19 pandemic, the Company completed an assessment of the useful life of our store operating rights and determined it should increase the estimated useful life from three to seven years. The Company applied this change in estimate on a prospective basis. This change in accounting estimate was effective beginning the fiscal year 2024. The effect of this change in estimate for the year ended December 31, 2024, was a reduction in an amortization expense of ¥150,732 thousand, an increase in cost of sale of salons of ¥47,083 thousand and an increase in net income of ¥103,648 thousand, or ¥20.29 per share basic and ¥20.18 per share diluted.

Impairment of Long-lived Assets

The Company assesses impairment of long-lived assets at the individual salon level, as this is the lowest level for which identifiable cash flows are largely independent of other groups of assets and liabilities. Long-lived assets include property and equipment, right-of-use lease assets, internal use software, and definite-lived intangible assets. The Company reviews the carrying value of long-lived assets for impairment whenever events or circumstances occur that indicate that the carrying value of the assets may not be recoverable. The assets are considered to be impaired when the estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition are less than their carrying values. The impairment loss is measured as the amount by which the carrying value of the asset or asset group exceeds its fair value. In determining the fair value, the Company uses present value techniques, if appropriate, based on the estimated future cash flows expected to result from the use of the assets and their eventual dispositions. During 2024, long-lived assets impairment charges related to continuing operations of ¥135 thousand and ¥22,738 thousand were recorded on leasehold improvements and store operating rights, respectively. Long-lived assets impairments are recorded in impairment loss on long-lived assets in the consolidated statements of operation.There was no impairment loss in the year ended December 31, 2023.

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

Goodwill

Goodwill represents the excess of cost over fair value of identifiable net assets acquired and assumed in business combinations. The Company records goodwill when the Company acquires other entities. Goodwill and intangible assets that are deemed to have indefinite useful lives are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill impairment assessments are performed at the reporting unit level, which is the same as the Company’s operating segments. The Company utilizes a qualitative assessment for determining whether step one of the goodwill impairment analysis is necessary. If a step one test is considered necessary based on the qualitative factors, the Company compares the estimated fair value of a reporting unit to its carrying value. The carrying value of each reporting unit is based on the assets and liabilities associated with the operations of the reporting unit. The Company calculates estimated fair values of the reporting units based on discounted future cash flows utilizing estimates in annual revenue, service and product margins, fixed expense rates, allocated corporate overhead, directly-operated and franchise salon counts, and long-term growth rates for determining terminal value. If the carrying amount of a reporting unit exceeds its fair value, a loss will be recorded for the excess of the carrying value of the reporting unit over the fair value of the reporting unit. The Company did not recognize impairment losses for any goodwill during the years ended December 31, 2024, 2023 and 2022.

Asset Retirement Obligations

The Company records asset retirement obligations when the obligation is incurred. The obligation is measured at fair value and included in other current liabilities and asset retirement obligations. When the liability is initially recorded, the Company capitalizes the related cost by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value, and the capitalized cost is depreciated over the asset’s useful life.

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

Revenue from prepaid cards is recognized when the services are transferred. When value is added to a prepaid card, the Company records advances received for its performance obligation to stand ready to transfer services in the future (or transfer funds to franchisee who provides service). When the services or funds are transferred, it derecognizes the advances received and correspondingly recognizes revenue. The Company expects to be entitled to a certain amount of breakage and recognizes revenue from breakage proportionately to the redemptions exercised by the customer. The amount of breakage recognized for the years ended December 31, 2024, 2023 and 2022 were ¥10,751 thousand, ¥46,426 thousand and ¥64,600 thousand, respectively.

The Company also sells salons to third-party investors. As this is a recurring source of income for the Company as part of the larger strategy for the relaxation salons segment, the sale of salons is considered part of the Company’s ongoing major or central operations and thus ordinary activities for the Company, and the third-party investors are considered as “customers”. Therefore, the Company applies ASC 606 to these contracts. Revenue from the sale of directly-owned salons is comprised of the (i) transfer of the salon assets and business rights and (ii) outsourced salon operation services. The revenue for the transfer of salon assets and business rights is recognized at a point in time when control of the salon transfers to the investor at the point of legal transfer. In connection with the sale of salons, the disposition of related salon assets, such as store equipment, leasehold improvements, store operating rights and goodwill, if applicable, is recorded in cost of revenue.

Furthermore, the Company may purchase the sold salons from the third-party investors from the initial salon sales based on the third-party investors’ demands and the Company’s business strategy. These repurchases are not subject to any contractual or implied repurchase obligations, and as such, do not preclude revenue recognition under ASC 606. There is no substantive repurchase right or obligation associated with these transactions, based on the absence of contractual guarantees or economic compulsion. Depending on the negotiation with the investors, the Company may sell additional salons to the third-party investors, which can be on the same date of the salon purchase or in the future.

If the Company enters into a salon purchase and sales agreement with the same investor on the same date or near the same date, the Company recognizes the salon purchase and sales agreements as a combined arrangement. Under the combined arrangement, the proceeds from the sale of salon and the payment for the purchase of salon are offset with each other. Therefore, the Company recognizes the noncash consideration and the difference of the carrying value of the sold salon and the transaction of salon sales as other income or loss, which is included in gain from sales of salons in the consolidated statements of operations.

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

The Company classifies both cash inflows from salon sales and cash outflows related to salon repurchases as investing activities in the consolidated statements of cash flows. These cash flows relate to the acquisition and disposal of long-lived assets. Cash proceeds from the sale and repurchase of salons (included in the acquired intangible assets) are classified as investing activities in the consolidated statements of cash flows in accordance with ASC 230-10-45-12(c), as they represent disposals and acquisitions of productive assets.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

The following table summarizes the sales of salons and repurchases of salons for the years ended December 31, 2024, 2023, and 2022:

	Thousands of Yen, except Number of salons
	2024	2023	2022
Number of salons sold	60	38	28
Total sales amount	¥2,328,005	¥1,007,800	¥1,122,595
Number of salons repurchased	22	20	10
Total repurchase amount	¥949,088	¥959,940	¥500,475

Revenue from rehabilitation services is recognized when the services are rendered to the customer. The Company primarily enters into contracts with customers to provide rehabilitation services over a contract period, and the customer receives the services continuously for the duration of the contract. Under such contracts, the performance obligation is satisfied over time, and revenue is recognized based on the time elapsed. Consideration received at the time of the contract is recorded as advances received and recognized revenue as the services are rendered.

Franchise Revenue

Franchise revenue is comprised of (i) franchise fees, (ii) royalty income, (iii) staffing service revenue, (iv) sublease revenue, and (v) other franchise revenues. The Company and the franchisee enter into a franchise agreement which sets forth the standard terms and conditions of operating the franchised salon, as well as the fees and royalties over the term of the agreement. In most cases, an outsourcing agreement, is also entered into in conjunction with the franchise agreement that specifies the terms of the sublease arrangement with the franchisee. Upon the franchisee’s request, the Company’s therapists are dispatched to franchise locations and franchisees must pay dispatch fees in accordance with the dispatched employees’ position.

(i) Franchise fees

The Company receives the entire non-refundable initial franchise fees from the franchisee based on franchise agreement. The franchise agreement typically has an initial term of five years. The services for operating the franchised salon provided by the Company under franchise contract are not separately identifiable within the contract and are interrelated with the franchise right granted in the franchise agreement. As such the services are considered to represent a single performance obligation. The franchise agreement could be renewed prior to expiration by mutual consent and renewal franchise fees are paid by franchisee upon renewal of agreement. Initial franchise fees and expected renewal franchise fees are recognized as revenue ratably using the time-based input method over the expected average contract life (7 years), instead of the contract term, as there is a material right related to renewals.

(ii) Royalty income

The Company collects royalties, an amount calculated by multiplying a certain percentage to gross sales, on a monthly basis. The royalties are subject to the sales-based royalties constraint and are recognized as revenues based on the monthly royalty earned where such amount is determined on the basis of gross sales made from each salon.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(iii) Staffing service revenue

The Company also generates revenue from providing its therapists to franchisees, which are recognized as revenues based on the total number of working hours of the agency worker during the dispatched period. The Company has elected the ‘as-invoiced’ practical expedient for its staffing services where the fixed rate per hour is invoiced to the customer.

(iv) Sublease revenue

The Company leases the premises in which the majority of its franchisees operate, where the Company retains the head lease primary obligation, and has entered into corresponding sublease arrangements with franchisees. Revenues from sublease transactions with franchisees are recognized on a straight-line basis over the respective operating lease terms, or at the time of the underlying sales for variable lease payments, in accordance with Accounting Standards Codification (“ASC”) 842 Leases (“ASC 842”).

(v) Other franchise revenues

Other franchise revenues include other services provided to franchisees separately from the franchise agreements and include advertising and training. These services are primarily recognized as revenues when services are provided. The Company has elected the ‘as-invoiced’ practical expedient for its studio construction services where the consideration is invoiced to the customer.

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

Advertising Expenses

Advertising costs are expensed as incurred and are recorded in selling, general and administration expenses in the consolidated statements of operation. Advertising expenses for the years ended December 31, 2024, 2023 and 2022 were ¥155,362 thousand, ¥162,033 thousand, and ¥135,127 thousand, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company considers all available evidence (both positive and negative) when determining whether a valuation allowance is required, with emphasis on its past operating results, the existence of cumulative losses in the most recent years and its forecast of near-term taxable income. The Company recognizes the financial statement effect of uncertain tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax expense (benefit) in the consolidated statements of operations.

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

Segments

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The new standard requires enhanced disclosures about segment information and significant segment expenses. It does not change how a public entity identifies its operating segments. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The new standard has been applied retrospectively to all periods presented in Note 11.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Recently Issued Accounting Pronouncements Not Yet Adopted

Disclosure Improvements

In October 2023, the FASB issued ASU No. 2023-06, Disclosure Improvements-Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This new standard modified the disclosure and presentation requirements of a variety of codification topics by aligning them with the SEC’s regulations. ASU 2023-06 will become effective for each amendment on the effective date of the SEC’s corresponding disclosure rule changes. The Company is currently evaluating the impact on its consolidated financial statements.

Income Taxes

In December 2023, the FASB issued 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures. The new standard requires public business entities to disclose information about income taxes paid, specific categories in the rate reconciliation, and additional information for reconciling items that meet a quantitative threshold. The guidance should be applied on a prospective basis. For public business entities, ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. For all other entities, the standard is effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the impact on its consolidated financial statements.

Comprehensive Income - Expense Disaggregation

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, to disclose additional information about specific expense categories. In January 2025, the FASB issued ASU 2025-01 Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40), which clarified the effective date for ASU 2024-03. These amendments are intended to provided more information about types of expenses in commonly presented expense captions. The amendments in this update are effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, and early adoption is permitted. The Company is currently evaluating the impact on the consolidated financial statements and related disclosures.

Debt-Debt with Conversion and Other Options

In November 2024, the FASB issued ASU 2024-04, Debt-Debt with Conversion and Other Options, which clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in ASU 2020-06. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

2.  Business Combinations

Acquisition of rehabilitation business

On June 10, 2024, the Company established MEDIROM Rehab Solutions Inc. (“MRS”) as a subsidiary to serve as the recipient of a business transfer. On July 10, 2024, MRS entered into an agreement to purchase a rehabilitation business from Y’s, Inc., a Japanese corporation. Pursuant to the agreement, MRS completed the acquisition of the rehabilitation business from Y’s, Inc., on October 1, 2024 for a total cash consideration of ¥21,348 thousand. The scope of the transfer includes assets and liabilities related to the business, as well as certain contracts previously entered by Y’s, Inc., which are now assumed by the Company. The acquisition was accounted for by the acquisition method.

The results of operations, and assets and liabilities, of the rehabilitation business were included in the consolidated financial statements from the date of acquisition. At the date of preparation of these consolidated financial statements. The purchase price allocation was based on the estimated fair values of the assets acquired and liabilities assumed, as of the acquisition date.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

The estimated fair values of the assets acquired and liabilities assumed at the acquisition date were as follows:

Thousands of Yen
Fair value of assets/liabilities
Accounts Receivable	¥10,921
Other Current Assets	1,780
Property and Equipment	28,089
Intangible Assets	14,064
Right-of-use Assets	34,453
Lease and Guarantee Deposits	7,626
Total assets acquired	96,933
Accrued expenses and other current liabilities	55,005
Asset Retirement Obligations	3,991
Lease liability	34,453
Deferred tax liability	4,460
Total liabilities assumed	97,909
Net liabilities assumed	976
Fair value of the consideration transferred	21,348
Goodwill	¥22,324

The goodwill is primarily attributable to the expected future profitability of the acquired business due to synergies with the Company’s healthcare business. Almost all of the goodwill is expected to be deductible for income tax purposes.

Acquisition related costs are immaterial and included in administrative expenses in profit or loss. The amount of revenue and earnings from the acquisition included in the Company’s results of operations for the year ended December 31, 2024 was ¥156,006 thousand and ¥30,675 thousand, respectively. Disclosure of pro forma information is omitted as the information is not easily available.

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

3.  Property and Equipment, Net

As of December 31, 2024 and 2023, property and equipment, net consist of the following:

	Thousands of Yen
	2024	2023
Leasehold improvements	¥563,625	¥560,639
Vehicles	22,313	25,586
Tools, furniture and fixtures	210,083	161,666
Total	796,021	747,891
Accumulated depreciation and amortization	(360,362)	(296,393)
	¥435,659	¥451,498

Depreciation expense was ¥100,462 thousand, ¥107,040 thousand and ¥82,795 thousand for the years ended December 31, 2024, 2023 and 2022, respectively.

For the years ended December 31, 2024, 2023 and 2022 the Company recognized impairment loss of ¥135 thousand, nil and nil, respectively, for the Relaxation Salon segment on leasehold improvements used in certain relaxation salons, respectively. The Company conducted strategic reviews of its future profitability forecast. Following these reviews, the Company reduced the corresponding estimated future cash flows of these assets and the estimated ability to recover the carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in the impairment charges.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

4.  Goodwill and Other Intangible Assets, Net

The components of intangible assets as of December 31, 2024 and 2023 are as follows:

	Thousands of Yen
	2024	2023
Intangible assets subject to amortization:
Software for internal use	¥233,717	¥220,343
Customer relationship	180,000	180,000
Store operating rights	925,334	637,138
Trademark	172,894	160,000
Other	750	750
Total	1,512,695	1,198,231
Accumulated amortization	(373,767)	(277,900)
Net carrying amount	1,138,928	920,331

Intangible assets not subject to amortization:
Goodwill	389,131	484,564
Telephone rights	369	369
Total	389,500	484,933
Total intangible assets	¥1,528,428	¥1,405,264

The aggregate amortization expense was ¥182,413 thousand, ¥145,555 thousand and ¥85,918 thousand for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the weighted average amortization period was as follows: internal-use software – 5 and 4 years, customer relationships – 7 and 6 years, store operating rights – 7 and 3 years, and trademark – 10 years for both years, respectively.

The Company recorded an impairment loss of ¥22,738 thousand on store operating rights of certain relaxation salons in the relaxation segment for the year ended December 31, 2024. The Company conducted strategic reviews of its future profitability forecast. Following these reviews, the Company reduced the corresponding estimated future cash flows of these assets and the estimated ability to recover the carrying amount of the reacquired rights within the period applicable to the impairment determination, resulting in the impairment charges. There were no impairment charges recorded during the years ended December 31, 2023.

The estimated aggregate amortization expense for other intangible assets for the next five years and thereafter is as follows:

Thousands of Yen
Year ending December 31:
2025	¥201,395
2026	200,473
2027	194,790
2028	177,601
2029	149,675
Thereafter	214,994
Total	¥1,138,928

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

The following table shows changes in carrying amount of goodwill for the years ended December 31, 2024, 2023 and 2022:

Thousands of Yen
Balance at December 31, 2022	¥539,490
Sale of directly-owned salons, and closure of directly-owned salons	(54,926)
Balance at December 31, 2023	¥484,564
Acquisition of rehabilitation business	22,324
Sale of directly-owned salons, and closure of directly-owned salons	(117,757)
Balance at December 31, 2024	¥389,131

The Company performed a qualitative assessment for its annual goodwill impairment test on December 31, 2024,2023 and 2022. Based on the test, the Company believes that the assumptions used in its annual impairment test are reasonable, but variations in any of the assumptions may result in different calculations of fair values and impairment charges. The impacts of any adverse business and market conditions which impact the overall performance of the Company’s reporting units will continue to be monitored. If the Company’s reporting units do not achieve the financial performance that the Company expects, it is possible that goodwill impairment charges may result. There can therefore be no assurance that future events will not result in an impairment of goodwill. No impairment losses on goodwill were recognized for the years ended December 31, 2024,2023 and 2022.

5.  Investments

Investments at Cost

The breakdown of non-marketable securities as of December 31, 2024 and 2023 are as follows:

	Carrying amount
	Thousands of Yen		Ownership
	2024	2023	2024	2023
Matrix Industries, Inc.	¥86,918	¥77,948	2.80%	2.89%
Other	500	3,594	―	―
Total	¥87,418	¥81,542

The Company acquired a convertible note from Matrix Industries, Inc. for ¥52,520 thousand on February 3, 2021. In 2023, the Company converted the convertible note into shares. The carrying amount of non-marketable securities are recorded at cost as fair value is not readily determinable. The Company did not recognize any impairments or adjustments to the carrying value for the years ended December 31, 2024 and 2023.

6.  Borrowings

The Company has borrowings with financial institutions. Some borrowings are secured. As of December 31, 2024 and 2023, time deposits with an aggregating book value of ¥6,156 thousand and ¥26,002 thousand, respectively, are pledged as collateral. Some borrowings are guaranteed by Credit Guarantee Association, a Japanese governmental affiliate agency which supplements private companies with credit. The borrowings accrue interest using fixed interest rates of 0.21% – 1.60% and 0.21% – 3.30% per annum as of December 31, 2024 and 2023, respectively. Debt issuance costs related to these borrowings are immaterial.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

The Company issued corporate convertible bonds in the aggregate amount of ¥500,000 thousand to Kufu Company Inc., a Japanese company, in December 2022. The bonds are unsecured, accrue interest at a rate of 5.0% per annum, payable on June 30, 2023 and semi-annually thereafter, and will mature on December 28, 2027, unless earlier redeemed or converted. At any time between the six-month anniversary date of December 28, 2022 (which may be earlier in case of the limited event provided for in the indenture) and before the close of business on December 28, 2027, Kufu Company Inc., as the bond holder, may convert the bonds at its option, in whole or in part, into common shares. The Company granted a total of 40 share options, and one share option is attached to each bond equivalent to ¥12,500,000. The price per share used to calculate the number of the Company’s common shares to be delivered upon the exercise of the share options shall be ¥755. The bond holder may also exercise its put option to demand the redemption of the bonds by the Company, in whole or in part, any time after the six-month anniversary date of December 28, 2022. On November 1, 2024, the Company and Kufu Company Inc. agreed to amend the terms of the bonds to shorten the maturity date to December 31, 2025.

The Company issued corporate convertible bonds in the aggregate amount of ¥300,000 thousand to Triple One Investment Partnership, a Japanese investment limited partnership, in October 2024. The bonds are unsecured, accrue interest at a rate of 2.0% per annum, and will mature on October 29, 2027, unless earlier redeemed or converted. At any time between October 25, 2024 and before the close of business on October 29, 2027, Triple One Investment Partnership, as the bond holder, may convert the bonds at its option, in whole or in part, into common shares. The Company granted a total of three share options, and one share option is attached to each bond equivalent to ¥100,000,000. The price per share used to calculate the number of the Company’s common shares to be delivered upon the exercise of the share options shall be ¥957.

The carrying value of the Company’s borrowings as of December 31, 2024 and 2023 are as follow:

	Thousands of Yen
	2024	2023
Short-term borrowings	¥491,667	¥400,000
Borrowings (Due through 2035 with weighted average interest rates of 0.23% as of December 31, 2024, due through 2035 with weighted average interest rates of 0.29% as of December 31, 2023)	555,012	651,217
Corporate convertible bonds	830,000	500,000
Current portion of corporate convertible bonds	(530,000)	―
Current portion of borrowings	(582,479)	(500,415)
Borrowings, net of current portion	¥764,200	¥1,050,802

The carrying value of the Company’s borrowings approximate fair value at each balance sheet date because the stated rate of interest of the debt approximates the market interest rate at which the Company can borrow similar debt. As of December 31, 2024 and 2023, the Company did not have any borrowings measured at fair value.

The following is a summary of maturities of borrowings (excluding short-term borrowings) and corporate convertible bonds subsequent to December 31, 2024:

Thousands of Yen
Year ending December 31:
2025	¥620,813
2026	94,587
2027	394,627
2028	94,664
2029	93,020
2030 and thereafter	87,301
Total	¥1,385,012

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

The Company has short-term and long-term borrowings. These borrowings are primarily made under general agreements, which are to provide security and guarantees for present and future indebtedness or to secure a guarantor upon request of the bank, and that the banks shall have the right to offset cash deposits against any debts and obligations that have become due or, in the case of default, against all obligations to the banks. Kouji Eguchi, the representative director and the shareholder of Parent (holds 23.85% of common stock and all Class A common stock as of December 31, 2024) is a guarantor for five bank loans on behalf of the Company. As of December 31, 2024, the outstanding amount of loans guaranteed by Mr. Eguchi was ¥204,050 thousand. Kazuyoshi Takahashi, the representative director of ZACC, is the guarantor for three bank loans on behalf of ZACC, which were borrowed by ZACC from two banks prior to the acquisition of ZACC. As of December 31, 2024, Mr. Takahashi’s guarantee has not been released and the outstanding amount of loans guaranteed by Mr. Takahashi was ¥37,171 thousand. None of the borrowing agreements contain any financial covenants.

In addition, the Company entered into a 200 million yen credit facility agreement with a bank on August 7, 2023. As of December 31, 2023, the Company had used 200 million yen of the credit facility. On May 31, 2024, the Company renewed the 200 million yen credit facility agreement, which had reached its maturity date. The credit facility agreement was extended for an additional year on the same terms, with a fixed interest rate of 1.475% and a new maturity date of May 30, 2025.

7.  Asset Retirement Obligation

Asset retirement obligation primarily consists of estimated costs arising from a contractual obligation to a landlord to remove leasehold improvements from leased properties at the end of the lease contracts for its headquarters and directly-operated salons.

Reconciliation of the beginning and ending amount of asset retirement obligation for the years ended December 31, 2024 and 2023 is as follows:

	Thousands of Yen
	2024	2023
Beginning balance	¥344,346	¥310,929
Liabilities incurred	45,916	34,160
Liabilities settled	(15,136)	(3,838)
Accretion expense	3,781	3,095
Ending balance	¥378,907	¥344,346

The balances as of December 31, 2024 and 2023 are included in asset retirement obligation in the consolidated balance sheets.

8.  Leases

The Company mainly leases commercial space for its relaxation salon from external third parties, which are either operated by the Company or a franchisee and also enters into contracts with franchisees subleasing partial spaces of leased properties under the terms and conditions that are substantially the same as the head lease contracts. As of December 31, 2024, 2023 and 2022, the Company had 245, 232 and 235 leased salons, respectively, of which 81, 89 and 104 salons, respectively were subleased.

Operating Leases

Lessee

There are no lease transactions classified as finance leases for the years ended December 31, 2024, 2023 and 2022.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

The table below summarizes the components of operating lease costs related to operating leases for the year ended December 31, 2024, 2023 and 2022:

	Thousands of Yen
	2024	2023	2022
Fixed lease cost (a)	¥913,461	¥893,347	¥866,730
Variable lease cost (b)	40,862	45,410	40,661
Short-term cost	32,324	44,115	19,977
Total	¥986,647	¥982,872	¥927,368

(a)	This includes amounts recoverable from sublessees as fixed sublease income. See the table of sublease income in Subleases below for more details.
(b)	This includes amounts recoverable from sublessees as variable sublease income. See the table of sublease income in Subleases below for more details.

There are no sale-and leaseback transactions conducted in the years ended December 31, 2024, 2023 and 2022.

Supplementary information on cash flow and other information for leasing activities for the year ended December 31, 2024, 2023 and 2022 are as follows:

	Thousands of Yen
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	¥986,647	¥982,872	¥938,095
Right-of-use assets obtained in exchange for lease liabilities	901,202	931,521	673,468
Weighted average remaining lease term (in years)	3.4	3.7	3.7
Weighted average discount rate	2.32%	2.02%	2.12%

Maturity analysis of future minimum lease payments under non-cancellable leases subsequent to December 31, 2024 are as follows:

Thousands of Yen
Year ending December 31:
2025	¥815,327
2026	623,949
2027	353,724
2028	200,201
2029	87,892
2030 and thereafter	87,572
Total	2,168,665
Less: Interest component	88,375
Present value of minimum lease payments	¥2,080,290

The amount of ¥792,781 thousand and ¥1,287,509 thousand of the discounted present value of minimum lease payment are included in current portion of lease liability and lease liability - net of current portion, respectively, in the consolidated balance sheets.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Subleases

The Company leases space from commercial facility landlords which in turn it subleases to certain franchisees of its relaxation salons. Sublease revenues are as follows for the years ended December 31, 2024, 2023 and 2022, and included in franchise revenues:

	Thousands of Yen
	2024	2023	2022
Fixed sublease income	¥294,121	¥344,875	¥429,419
Variable sublease income	14,191	19,492	22,256
Total	¥308,312	¥364,367	¥451,675

Expected future minimum lease collections to be received under non-cancellable subleases subsequent to December 31, 2024 are as follows:

Thousands of Yen
Year ending December 31:
2025	¥226,128
2026	147,757
2027	66,350
2028	22,966
2029	11,006
2030 and thereafter	12,679
Total	¥486,886

There are no lease transactions classified as sale-type leases and direct financing leases for the years ended December 31, 2024, 2023 and 2022.

9.  Shareholders’ Equity (Deficit)

Common stock and Class A common stock

Parent’s capital consists of common stock and Class A common stock. On March 29, 2021, the Company held its 21st Ordinary General Meeting of Shareholders, whereby the proposal to amend the Articles of Incorporation to increase the total number of authorized shares was approved. The total number of authorized shares increased to 19,900,000 shares, and the total number of authorized class shares increased to 19,899,999 common shares and one (1) Class A common share.

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

1.	Subject to a demand for sale of treasury stock from inheritors;
2.	Reverse stock split, stock split, issuance of stock and issuance of stock acquisition right;
3.	Dismissal of Parent’s corporate auditor;
4.	Decrease of common stock;
5.	Dividend paid in property other than money;
6.	Change in the articles of incorporation, business transfer, dissolution and liquidation of Parent; and
7.	Organizational change, merger, stock exchange and stock transfer;

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

All issued Class A common stock are held by Parent’s representative director, Kouji Eguchi. The holders of Class A common share can claim anytime to acquire Class A common share at market price.

Japanese companies are subject to the Companies Act of Japan (the “Companies Act”). The significant provisions in the Companies Act that affect financial and accounting matters are summarized below:

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

On December 11, 2024, the Company closed its registered offering of 2,860,000 shares of common stock at $1.75 per share for gross proceeds of ¥665,246 thousand, increasing the registered capital of ¥332,623 thousand and the additional paid-in capital of ¥332,623 thousand, respectively. Costs related to the offering, totaling ¥112,982 thousand, were deducted from the additional paid-in capital.

As of December 31, 2024, the Company has 7,994,450 shares issued and 7,901,950 shares outstanding.

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

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Sale of shares of subsidiary

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

According to the resolutions at the general meetings of shareholders held in December 2015, as Fifth Series of Stock Subscription Rights, stock options to purchase 285,500 shares of common stock were granted to the Company’s employees on December 21, 2015. The exercise term of stock options is 8 years commencing from December 22, 2017 and they must be employed by the Company at the time of exercise to exercise their rights. The stock option’s fair value as of grant date was ¥2.96 per share. The exercise price of the stock option is ¥400 per share.

According to the resolutions at the general meetings of shareholders held in December 2016, as Seventh Series of Stock Subscription Rights, stock options to purchase 174,000 shares of common stock were granted to the Company’s director and the Company’s employees on December 21, 2016. The exercise term of stock options is 8 years commencing from December 22, 2018 and they must be employed by the Company at the time of exercise to exercise their rights. The stock option’s fair value as of grant date was ¥0.82 per share. The exercise price of the stock option is ¥2,000 per share.

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

On December 11, 2024, the Company completed a follow-on offering, and as part of the completion of the offering, the Company granted tenth series Stock Options to its underwriter. These stock options entitle the holder to acquire 143,000 shares of common stock.The amount to be paid in for the stock option was $100 in aggregate. The exercise term of stock options is from June 7, 2025 to December 9, 2029. The stock option’s fair value as of grant date was ¥218 per share. The exercise price of the stock option is $2.1875 per share.

The Company did not grant any stock options during 2023 and 2022.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

A summary of the activity of the Company’s employee stock option plans as of and for the years ended December 31, 2024, 2023 and 2022 is presented below:

		Yen	Years	Thousands of Yen
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
Outstanding at December 31, 2022	593,250	865	2.7	150,696
Exercisable at December 31, 2022	593,250	¥865	2.7	¥150,696
Reinstated	3,200	128
Forfeited/Expired	(6,950)	402
Outstanding at December 31, 2023	589,500	867	1.5	228,719
Exercisable at December 31, 2023	589,500	¥867	1.5	¥228,719
Granted	143,000	344
Exercised	(159,450)	134
Forfeited/Expired	(137,050)	137
Outstanding at December 31, 2024	436,000	1,193	1.1	68,109
Exercisable at December 31, 2024	436,000	1,193	1.1	68,109

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

For the year ended December 31, 2024, 2023 and 2022, there was no compensation cost recognized for stock options as all stock options previously granted have been fully vested. As of December 31, 2024, there was no unrecognized compensation cost.

11.  Segment Information

The Company operates its business in three segments: Relaxation Salon, Digital Preventative Healthcare, and Luxury Beauty, which are based on the organizational structure and information reviewed by the Company’s Chief Operating Decision Maker, who is the Chief Executive Officer, to evaluate its operating results and allocation of resources.

The accounting policies of the segments are substantially the same as those described in the significant accounting policies in Note 1.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Information about operating results and assets for each segment as of and for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Thousands of Yen
		Digital		Corporate
	Relaxation	Preventative	Luxury	and
	Salon	Healthcare	Beauty	elimination	Consolidated
Year ended December 31, 2024
Revenues	¥7,446,200	¥153,633	¥699,301	¥ ―	¥8,299,134
Less: (1)
Cost of revenue	5,366,603	155,537	518,124	12,585	6,052,849
gross profit	2,079,597	(1,904)	181,177	(12,585)	2,246,285
Less: (1)
Nonmanufacturing payroll expense (2)	304,030	87,447	8,038	318,941	718,456
Professional services expense	42,100	29,587	—	409,820	481,507
Selling expense	113,062	14,784	18,647	34,666	181,159
Depreciation and amortization	116,857	134	30,481	28,941	176,413
Commission fee	36,321	855	35	69,211	106,422
Rent expense	19,369	—	—	69,751	89,120
Recruiting and Training expense	71,213	444	—	27,292	98,949
Impairment loss on long-lived assets	22,872	—	—	—	22,872
Other segment items (3)	98,321	103,257	3,797	184,114	389,489
Operating income (loss)	1,255,452	(238,412)	120,179	(1,155,321)	(18,102)

Depreciation and amortization	192,621	30,279	35,542	31,596	290,038
Total assets	5,710,812	428,201	652,520	1,299,138	8,090,671

Year ended December 31, 2023
Revenues	¥6,059,851	¥200,397	¥567,695	¥ ―	¥6,827,943
Less: (1)
Cost of revenue	4,579,590	183,299	492,261	3,925	5,259,075
gross profit	1,480,261	17,098	75,434	(3,925)	1,568,868
Less: (1)
Nonmanufacturing payroll expense (2)	260,680	116,732	33,841	248,456	659,709
Professional services expense	25,034	12,966	3,486	362,156	403,642
Selling expense	115,989	27,030	23,062	28,956	195,037
Depreciation and amortization	90,770	4,160	35,113	30,309	160,352
Commission fee	51,026	4,613	3,507	46,088	105,234
Rent expense	18,954	―	―	75,918	94,872
Recruiting and Training expense	28,598	2,874	5,148	29,409	66,029
Other segment items (3)	41,163	21,861	55,767	156,781	275,572
Operating income (loss)	848,047	(173,138)	(84,490)	(981,998)	(391,579)

Depreciation and amortization	157,804	27,574	35,729	31,488	252,595
Total assets	4,814,248	458,535	611,925	964,481	6,849,189

Year ended December 31, 2022
Revenues	¥5,972,913	¥386,383	¥594,761	¥—	¥6,954,057
Less: (1)
Cost of revenue	4,269,382	269,645	468,297	44,276	5,051,600
gross profit	1,703,531	116,738	126,464	(44,276)	1,902,457
Less: (1)
Nonmanufacturing payroll expense (2)	224,126	93,894	37,269	294,042	649,331
Professional services expense	9,537	2,334	3,364	359,312	374,547
Selling expense	104,409	19,021	17,657	22,069	163,156
Depreciation and amortization	—	—	—	47,429	47,429
Commission fee	49,548	13,908	20,850	65,029	149,335
Rent expense	2,971	—	33,629	72,851	109,451
Recruiting and Training expense	22,065	75	3,437	17,176	42,753
Other segment items (3)	18,782	47,696	33,993	169,017	269,488
Operating income (loss)	1,272,093	(60,190)	(23,735)	(1,091,201)	96,967

Depreciation and amortization	78,825	20,100	11,454	73,677	184,056
Total assets	4,693,660	189,933	822,354	1,041,399	6,747,346

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(1)The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.

(2)The nonmanufacturing payroll expense does not include amounts capitalized on the balance sheet or included within other expense categories.

(3)Other segment items for each reportable segment includes

Relaxation Salon - Cloud service fee and Travel expenses

Digital Preventative Healthcare - Research and development expenses

Luxury Beauty - Utility expenses

Corporate and elimination - Travel expenses and Taxes and duties

Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate costs and expenses include certain corporate general and administrative expenses and back-office expenses.

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

Substantially all revenues are from customers operating in Japan. Geographic information is omitted due to immateriality of revenue and operating income attributable to international operations for the years ended December 31, 2024, 2023 and 2022.

12.  Income Taxes

The following table shows a summary of income taxes for the years ended December 31, 2024, 2023 and 2022:

	Thousands of Yen
	2024	2023	2022
Income before income taxes	¥47,713	¥20,622	¥179,774
Income taxes
Current	98,228	7,209	30,809
Deferred	(188,706)	(101,636)	—
Total	¥(90,478)	¥(94,427)	¥30,809

Parent and its subsidiaries are subject to a number of taxes based on income, in the aggregate resulted in an effective statutory rate of approximately 30.6%, 34.6% and 30.6%, for the year ended December 31, 2024, 2023 and 2022, respectively.

A reconciliation of the differences between the effective income tax rates reflected in the accompanying consolidated statements of operation and Japanese statutory tax rates for the years ended December 31, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
Statutory tax rate	30.6%	34.6%	30.6%
Increases (reductions) in taxes due to:
Change in valuation allowance	97.5	1709.3	(32.7)
Nondeductible expenses	6.1	18.8	―
Inhabitant tax-per capita*	22.0	35.0	―
Difference in tax rate of subsidiary of the Company	13.8	―	―
Use of operating loss carryforwards	(358.2)	(1807.5)	―
Change in statutory tax rate	0.1	(448.1)	―
Other-net	(1.5)	0.0	19.2
Effective income tax rate	(189.6)%	(457.9)%	17.1%

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

*

Inhabitants tax is imposed on resident corporations in Japan. It consists of the corporation tax calculated as a percentage of national corporation tax and the per capita levy determined based on capital and the number of employees.

The tax effects of the major items of temporary differences giving rise to the deferred tax assets and liabilities as of December 31, 2024, 2023 and 2022 are as follows:

	Thousands of Yen
	2024	2023
Deferred tax assets:
Accounts receivable-trade	¥13,485	¥15,234
Provision for bad debt	54,653	42,338
Goodwill	―	―
Accrued Vacation	22,456	22,624
Asset retirement obligation	129,523	119,049
Operating lease liability	712,836	725,716
Operating loss carryforwards	658,610	689,210
Other	39,621	52,553
Gross deferred tax assets	1,631,184	1,666,724
Valuation allowance	(497,169)	(662,100)
Total deferred tax assets	1,134,015	1,004,624

Deferred tax liabilities:
Property and equipment	(67,508)	(67,454)
Goodwill	(19,524)	(34,070)
Intangible assets	(48,837)	(78,137)
Right-of-use asset - operating lease	(712,107)	(722,724)
Acquisition Costs	―	―
Other	(157)	(604)
Total deferred tax liabilities	(848,133)	(902,988)
Net deferred tax assets	¥285,882	¥101,636

Valuation allowance for deferred tax assets have decreased by ¥183,414 thousand and ¥50,585 thousand for the years ended December 31, 2024 and 2023, respectively.

Based on the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse, the Company believes it is more likely than not that the Company will realize the benefits of these tax assets, net of valuation allowance, at December 31, 2024.

At December 31, 2024, the Company had operating loss carryforwards of ¥2,040,160 thousand, which are available to offset future taxable income. These carryforwards are scheduled to expire as follows:

Operating loss
carryforwards
(Thousands of Yen)
Years ending December 31:
Between 2025 and 2028	¥ ―
Between 2029 and 2032	1,122,082
2033 and thereafter	918,078
Total	¥2,040,160

The Company does not recognize any deferred tax liabilities for undistributed earnings of domestic subsidiaries since dividends from these subsidiaries are not subject to taxation under Japanese tax law.

At December 31, 2024, 2023 and 2022, current unrecognized tax benefit is not material in amount. Even in the next twelve months after the end of 2024, it is unlikely that the total amount would change dramatically.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

The penalties and interest expenses related to income taxes are recognized in the consolidated statements of operation for the years ended December 31, 2024, 2023 and 2022, however, the amounts are immaterial.

In 2023, the Company underwent examination by the tax authorities. The tax authorities routinely challenge certain deductions and credits reported by the Company on its income tax returns. In November 2023, the tax authorities concluded examinations, which did not have a material impact to the Company’s consolidated financial statements.

Parent and its subsidiaries are subject to taxation in Japan and in the local Japanese governments where the Company’s salons or offices are located. As of December 31, 2024, the fiscal year ending December 31, 2019 and subsequent years remain open to examination by the tax authority (National Tax Agency and Tokyo Metropolitan Government).

13.  Revenue Recognition

Disaggregation of revenue

For the year ended December 31, 2024, 2023 and 2022 revenues are disaggregated by revenue stream and reconciled to reportable segment revenues as follows.

	Thousands of Yen
		Digital
		Preventative	Luxury
Revenue Stream*	Relaxation Salon	Healthcare	Beauty	Consolidated
For the year ended December 31, 2024
Revenue from directly-operated salons	¥4,435,512	¥ ―	¥589,351	¥5,024,863
Revenue from the sale of directly-owned salons	2,218,605	―	109,400	2,328,005
Franchise fees	71,254	―	550	71,804
Royalty income	156,322	―	―	156,322
Staffing service revenue	76,840	―	―	76,840
Sublease revenue	308,312	―	―	308,312
Other franchise revenues	179,355	―	―	179,355
Other revenues	―	153,633	―	153,633
Total revenues	¥7,446,200	¥153,633	¥699,301	¥8,299,134

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Thousands of Yen
		Digital
		Preventative	Luxury
Revenue Stream*	Relaxation Salon	Healthcare	Beauty	Consolidated
For the year ended December 31, 2023
Revenue from directly-operated salons	¥4,081,024	¥ ―	¥567,695	¥4,648,719
Revenue from the sale of directly-owned salons	1,007,800	―	—	1,007,800
Franchise fees	106,916	―	—	106,916
Royalty income	181,417	―	—	181,417
Staffing service revenue	136,570	―	—	136,570
Sublease revenue	364,367	―	—	364,367
Other franchise revenues	181,757	―	—	181,757
Other revenues	―	200,397	—	200,397
Total revenues	¥6,059,851	¥200,397	¥567,695	¥6,827,943

	Thousands of Yen
		Digital
		Preventative	Luxury
Revenue Stream*	Relaxation Salon	Healthcare	Beauty	Consolidated
For the year ended December 31, 2022
Revenue from directly-operated salons	¥3,121,649	¥—	¥594,761	¥3,716,410
Revenue from the sale of directly-owned salons	1,122,595	—	—	1,122,595
Franchise fees	155,952	—	—	155,952
Royalty income	403,170	—	—	403,170
Staffing service revenue	86,975	—	—	86,975
Sublease revenue	411,698	—	—	411,698
Other franchise revenues	630,227	—	—	630,227
Other revenues	40,647	386,383	—	427,030
Total revenues	¥5,972,913	¥386,383	¥594,761	¥6,954,057

*

All revenue streams are recognized over time, with the exception of hiring support within other franchise revenues and revenue from the sale of directly-owned salons, which are recognized at a point in time. Revenue related to hiring support was not material in the periods presented.

Contract balance

Information about receivables and contract liabilities from contracts with customers is as follows:

	Thousands of Yen
	As of	As of
	December 31,	December 31,
	2024	2023	Balance sheet classification
Receivables	¥1,355,489	¥621,867	Accounts receivable-trade, net

Contract liabilities:
Current	53,485	109,307	Current portion of contract liability
Long-term	36,913	71,134	Contract liability - net of current portion
Total	¥90,398	¥180,441

Prepaid card liability	¥409,710	¥402,742	Advances received

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Receivables relate primarily to payments due for the sale of directly-owned salons, royalty income, staffing service revenue and sublease revenue. With respect to the payment term, payment for these revenues is generally collected monthly. As such, no significant financing component has been identified. The receivables balance is presented net of an allowance for expected losses (i.e., doubtful accounts), and are primarily related to receivables from the Company’s franchisees. Refer to “Accounts Receivables – Trade, Net” on Note 1 for details on the components of the receivables balance and the allowance. Contract liabilities primarily represent the Company’s remaining performance obligations under its franchise agreement at the end of the year, for which consideration has been received and revenue had not been recognized, and is generally recognized as revenues ratably over the remaining customer life that the expected services are to be provided. Prepaid card liabilities mainly relate to the unused balance of ReRaKu and SAWAN cards that can be redeemed at company-operated salons for services. Revenue for prepaid cards is recognized and the corresponding liability is reduced as the services are provided. As of December 31, 2024 and 2023, contract assets under contracts with customers were immaterial and they are included in prepaid expenses and other current assets and other assets in the consolidated balance sheets.

Changes in the Company’s contract liabilities for the year ended December 31, 2024 are as follows:

Thousands of Yen
Contract liabilities
Balance at December 31, 2023	¥180,441
Revenues recognized during 2024 which were included in the contract liabilities balance at December 31, 2023	(98,755)
Remaining amounts at December 31, 2024 which were newly recognized as contract liabilities during 2024	8,712
Balance at December 31, 2024	¥90,398

For the year ended December 31, 2024, there were no revenues recognized under performance obligations which were satisfied for past fiscal years by change of transaction price, etc. Changes in receivables and contract liabilities are primarily due to the timing of revenue recognition, billings and cash collections.

Transaction price allocated to remaining performance obligations

Estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied as of December 31, 2024 is as follows:

Thousands of Yen
Year ending December 31:
2025	¥53,483
2026	18,721
2027	12,159
2028	4,265
2029	1,367
2030 and thereafter	403
Total	¥90,398

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

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

Reconciliations of net income (loss) and weighted average number of common shares outstanding used for the computation of basic and diluted earnings (loss) per common share for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024		2023		2022
	Common	Class A	Common	Class A	Common	Class A

	(Thousands of Yen)		(Thousands of Yen)		(Thousands of Yen)
Income (Numerator)
Net income (loss) attributable to shareholders of the Company - basic	¥148,763	―	¥115,404	―	¥148,965	―

Add back interest for convertible bonds, net of tax	18,109	―	―	―	―	―
Net income (loss) attributable to shareholders of the Company - diluted	166,872	―	―	―	―	―

	(Number of shares)		(Number of shares)		(Number of shares)
Shares (Denominator)
Weighted average common shares outstanding - basic	5,107,404	1	4,882,500	1	4,877,404	1
Effect of dilutive instruments:
Dilutive effect of stock options	29,613	―	284,152	―	593,250	―
Dilutive effect of convertible bonds	714,498	―	―	―	―	―
Weighted average common shares for diluted computation	5,851,515	1	5,166,652	1	5,470,654	1

Earnings (loss) per common share attributable to shareholders of the Company	(Yen)		(Yen)		(Yen)
Basic	¥29.13	¥29.13	¥23.64	¥23.64	¥30.54	¥30.54
Diluted	¥28.52	¥28.52	¥22.34	¥22.34	¥27.23	¥27.23

For periods in which the Company reports net loss, diluted net loss per common share attributable to common shareholders is the same as basic net loss per common share attributable to common shareholders. The share options from the convertible bond were excluded from the diluted net income per common share attributable to common shareholders because the effect of inclusion would have been anti-dilutive for the years ended December 31, 2023.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

15.  Fair Value of Financial Instruments

Fair value of financial instruments

The estimated fair values of the Company’s financial instruments at December 31, 2024, 2023 and 2022 are set forth below:

The following summary excludes cash and cash equivalents, time deposits, accounts receivable-trade, accounts receivable-other, investments, long-term accounts receivable-other, lease and guarantee deposits, current portion of borrowings, accounts payable-trade, accrued expenses, deposit received and operating lease liability for which fair values approximate their carrying amounts. Long-term accounts receivable-other approximates fair value as it is calculated based on the discounted future cash flows. The summary also excludes investments which are disclosed in Note 5.

Borrowings

The Company’s borrowings instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar borrowings instruments of comparable maturity. The value of current portion of borrowings approximate fair value due to the short-term nature of these liabilities, and the carrying value of the Company’s long-term borrowings approximate fair value at each balance sheet date because the stated rate of interest of the debt approximates the market interest rate at which the Company can borrow similar debt.

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

Level 3

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Long-lived assets and liabilities that have been measured at fair value on “nonrecurring” basis include leasehold improvements, right-of-use assets — operating lease, trademark, and reacquired franchise rights. Assets and liabilities measured at fair value on “nonrecurring” basis as of December 31, 2024, 2023 and 2022 are as follows:

	Thousands of Yen
	Level 1		Level 2		Level 3	Impairment loss
Year ended December 31, 2024
Assets
Leasehold improvements	¥	―	¥	―	¥311,436		¥135
Store operating rights		―		―	830,838		22,738
Total	¥	―	¥	―	¥1,142,274		¥22,873

Year ended December 31, 2023
Assets
Leasehold improvements	¥	―	¥	―	¥349,244	¥	―
Right-of-use asset - operating lease		―		―	2,089,402		―
Trademark		―		―	121,308		―
Total	¥	―	¥	―	¥2,559,954	¥	―

Year ended December 31, 2022
Assets
Leasehold improvements	¥	―	¥	―	¥353,425	¥	―
Right-of-use asset - operating lease		―		―	1,955,354		―
Trademark		―		―	137,351		―
Total	¥	―	¥	―	¥2,446,130	¥	―

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

The Company’s primary business is the operations of Relaxation Salons. It regularly conducts reviews of past performances and future profitability forecast for individual Salons. Based on the evaluation, if the Company determines that the Salon assets are impaired and not fully recoverable, it reduces the carrying amounts of the Salon’s long-lived assets to the estimated fair value. Fair value is determined based on income approach using Level 3 inputs under ASC 820 Fair Value Measurement. The income approach is calculated using projected future (debt-free) cash flows that are discounted to present value. The future cash flows are based on the estimates made by management concerning forecast of sales, operating expenses and operating profit and loss, etc. with due consideration of industry trend and market circumstances, business risks and other factors, adjusted by market participants assumptions, if different from the Company’s assumptions. These cash flows are then discounted at the reporting unit’s calculated weighted average cost of capital (“WACC”) . The discount rate (WACC) takes into consideration the characteristics of relevant peer companies, market observable data, and company-specific risk factors. Because of changing market conditions (i.e., rising interest rates and/or less marketplace demand), it is reasonably possible that the estimate of expected future cash flows may change resulting in the need to adjust our determination of fair value in the future.

For the year ended December 31, 2024, the Company recognized impairment loss of ¥22,873 thousand on leasehold improvements and store operating rights directly related to certain relaxation salons. The Company conducted strategic reviews of its future profitability forecast for the salons. Following these reviews, the Company reduced the corresponding estimated future cash flows of these assets and the estimated ability to recover the

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in the impairment charges.

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

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. The Company has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. The Company reviews these provisions at least on a yearly basis and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, the Company believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of the Company’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

18.  Related Party Transactions

Transactions with the Company’s representative director

Mr. Eguchi is the guarantor with respect to some of the Company’s borrowings. See Note 6, Borrowings for more detail.

Transactions with the Company’s director

Akira Nojima, Parent’s independent director, is the sole owner of Kabushiki Kaisha No Track.

As of December 31, 2024 and 2023, the outstanding accrued expenses to Kabushiki Kaisha No Track are nil. The Company paid annual consulting fees of nil, ¥150 thousand and ¥600 thousand (included in selling, general and administrative expenses), respectively, to Kabushiki Kaisha No Track, in the years ended December 31, 2024, 2023 and 2022.

Tomoya Ogawa, Parent's independent director and the shareholder of the Company (holds 0.36%, 0.58% and 0.58% of common stock as of December 31, 2024, 2023 and 2022, respectively), is the sole owner of Kabushiki Kaisha LTW.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

As of December 31, 2024 and 2023, the outstanding accrued expenses to Kabushiki Kaisha LTW are nil. The Company paid consulting fees of nil, ¥1,200 thousand and ¥3,000 thousand (included in selling, general and administrative expenses) to Kabushiki Kaisha LTW, in the years ended December 31, 2024, 2023 and 2022, respectively.

Kazuyoshi Takahashi, the representative director of ZACC and the shareholder of the parent is the guarantor with respect to some of the Company’s borrowings. See Note 6, “Borrowings” for more detail.

Transactions with the Company’s corporate auditor

Osamu Sato, Parent's corporate auditor and the shareholder of Parent (holds 0.22%, 0.36% and 0.36% of common stock as of December 31, 2024, 2023 and 2022), is a part-time employee of Ebis 20 Co., Ltd.

As of December 31, 2024 and 2023, the outstanding accrued expenses to Ebis 20 Co., Ltd were nil. The Company paid annual consulting fees of nil, ¥400 thousand and ¥1,200 thousand (included in selling, general and administrative expenses), respectively, to Ebis 20 Co., Ltd in the years ended December 31, 2024, 2023 and 2022.

Transactions with Senior Executives in Subsidiary

On December 11, 2024, Issei Homan, Chief Technology Officer of MEDIROM MOTHER Labs Inc. (“Mother Labs”), a subsidiary of MEDIROM, and Yasuhiro Hayami, Chief Business Officer of Mother Labs, invested ¥45,000 thousand and ¥5,040 thousand, respectively, in Mother Labs’ Series A financing.

On June 30, 2024, the Company entered into a salon purchase agreement with Issei Homan and the Company purchased a salon for ¥22,800 thousand.

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

19.  Subsequent Events

Organizational restructuring through a business combination of its wholly-owned subsidiaries

The Company implemented an organizational restructuring through a business combination of its wholly-owned subsidiaries, effective January 1, 2025.Wing Inc. succeeded in all rights and obligations of Medirom Human Resources Inc. through an absorption-type merger. It succeeded in all rights and obligations held by JOYHANDS WELLNESS Inc. regarding its hot spring spa business operations through an absorption-type demerger. Furthermore, effective on the same date, it changed its name from Wing Inc. to MEDIROM Wellness Co.

This organizational restructuring is a transaction under common control and has no impact on the financial statements.

New unsecured short-term bank loan

On March 18, 2025, the Company has obtained a new unsecured short-term bank loan in the amount of ¥350 million. The Company has used ¥200 million of the loan funds for repayment of indebtedness of MEDIROM Mother Labs Inc., a subsidiary of the Company which is also a guarantor of the new loan, and the Company intends to use the remainder of the loan funds for general working capital, including Mother Bracelet development. The loan bears interest at a rate of 1.875% per year.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

Receipt of Notification Letter from Nasdaq

On February 27, 2025, MEDIROM Healthcare Technologies Inc. (the “Company”) received a written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s American Depositary Shares representing common shares of the Company for the 31 consecutive business days from January 13, 2025 to February 26, 2025, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on The Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until August 26, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s American Depositary Shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days.

In the event the Company does not regain compliance by August 26, 2025, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company aims to enhance its business performance and intends to monitor the bid price of its American Depositary Shares and may, if appropriate, consider implementing available measures to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. The Company’s business operations are not affected by the receipt of the Notification Letter.

Short-term loan refinance

On March 31, 2025, The Company reached an agreement with its lender and refinanced its 266 million yen short-term loan with a new short-term loan maturing on September 30, 2025 at an interest rate of TIBOR.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit	Description
1.1	Articles of Incorporation of the Registrant (English translation), filed as Exhibit 3.1 to Form F-1 (File No. 333-281771) filed on August 23, 2024 and incorporated herein by reference.

2.1

Form of Deposit Agreement among the Registrant, the depositary, and holders of the American Depositary Receipts, filed as Exhibit 4.1 to Form F-1 (File No. 333-250762) filed on November 20, 2020 and incorporated herein by reference.

2.2	Specimen American Depositary Receipt of the Registrant, included as Exhibit A in Exhibit 4.1 to Form F-1 (File No. 333-250762), filed on November 20, 2020 and incorporated herein by reference.

2.3	Description of Securities

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

2.6*

Letter of Proposal, dated November 1, 2024, by and between the Company and the Bond Holder Kufu Company Inc., relating to the convertible bonds issued to Kufu Company Inc. (English translation), filed as Exhibit 4.5 to Form F-1 (File No. 333- 281771) filed on November 7, 2024 and incorporated herein by reference.

2.7

Purchase Agreement, dated October 8, 2024, between the Company and the Bond Holder Triple One Investment Partnership, filed as Exhibit 4.1 to the Registrant’s Form 6-K filed with the SEC on October 11, 2024 and incorporated herein by reference.

2.8

Indenture relating to the convertible bonds issued to Triple One Investment Partnership, filed as Exhibit 4.2 to the Registrant’s Form 6-K filed with the SEC on October 11, 2024 and incorporated herein by reference.

2.9

Notice from Kufu Company Inc., dated December 3, 2024, relating to the convertible bonds issued to Kufu Company Inc. (English translation), filed as Exhibit 4.9 to Form F-1 (File No. 333- 281771) filed on December 4, 2024 and incorporated herein by reference.

2.10	Form of Representative’s Warrant, filed as Exhibit 4.8 (included in Exhibit 1.1) to Form F-1 (File No. 333-281771) filed on December 4, 2024 and incorporated herein by reference.

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

Exhibit	Description

4.4

MEDIROM Healthcare Technologies Inc. 2024 Equity Incentive Compensation Plan, as approved by the shareholders of the Company on March 29, 2024, filed as Exhibit 4.4 to the Company’s Form 20-F filed on June 18, 2024 and incorporated herein by reference.

4.5*

Share Transfer Agreement, dated June 30, 2024, between the Company and the seller named therein, filed as Exhibit 10.5 to Form F-1 (File No. 333- 281771) filed on November 7, 2024 and incorporated herein by reference.

4.6*

Memorandum of Understanding, dated June 30, 2024, between the Company and the seller named therein, filed as Exhibit 10.6 to Form F-1 (File No. 333- 281771) filed on November 7, 2024 and incorporated herein by reference.

8.1	List of Subsidiaries of the Registrant, filed herewith.

11.1	Code of Ethics and Business Conduct of the Registrant, filed as Exhibit 11.1 to the Company’s Form 20-F filed on May 17, 2021 and incorporated herein by reference.

11.2	Insider Trading Policies of the Registrant, filed as Exhibit 11.2 to the Company’s Form 20-F filed on May 30, 2023 and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934, filed herewith.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

23.1	Consent of GuzmanGray.

23.2	Consent of TAAD LLP.

97.1

Executive Officer Clawback Policy, as approved by the board of directors of the Company on November 28, 2023, filed as Exhibit 97.1 to the Company’s Form 20-F filed on June 18, 2024 and incorporated herein by reference.

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

MEDIROM Healthcare Technologies Inc.

April 29, 2025	By:	/s/ Fumitoshi Fujiwara
	Name:	Fumitoshi Fujiwara
	Title:	Chief Financial Officer and Director